Form 10KSB40, Exhibit 13
period 1999-06-30
GREENE COUNTY BANCORP INC
filed 1999-09-28
CIK 1070524

EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

                           GREENE COUNTY BANCORP, INC.

                               1999 Annual Report

Growing with the Community

Growing with the Community

What's a community bank all about?

It's about financing equipment for the firefighters who come to our rescue ... loaning money to the libraries where our children learn about the world ... sponsoring concerts where friends and neighbors gather to enjoy music and warm summer nights ... and creating grant programs that support education, the arts, health programs and housing for people of all means.

It's about being involved with the people and places that support us, and growing right along with them.

The Bank of Greene County provides equipment financing and other banking services to help the Kiskatom Volunteer Fire Department stay ready for action.

GREENE COUNTY BANCORP, INC.

Corporate Profile

Greene County Bancorp, Inc., a Delaware corporation, is the parent company of The Bank of Greene County. Consolidated assets as of June 30, 1999 were $153 million.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill. In 1974, it became the second savings & loan in New York State to convert to a state-chartered mutual savings bank, under the name Greene County Savings Bank. In 1998, the Bank converted to the mutual holding company form of ownership, with the Bank changing its name to The Bank of Greene County.

The Bank services its primary market area of Greene County, New York, through an operations center and four banking offices.

Operations Center:

302 Main Street
Catskill NY 12414
(518) 943-2600

Branches:

Main & Church Streets
Catskill, NY 12414
(518) 943-3700

Route 385
West Coxsackie, NY 12413
(518) 731-2731

Main Street
Cairo, NY 12413
(518) 622-2662

Route 32
Greenville, NY 12083
(518) 966-5200

TABLE OF CONTENTS

Message to Our Stockholders                                                   2
Selected Consolidated Financial and Other Data                                6
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                               8
Selected Quarterly Financial Data (Unaudited)                                18
Common Stock and Related Matters                                             18
Independent Auditors' Report                                                 19
Consolidated Statements of Financial Condition                               20
Consolidated Statements of Income                                            21
Consolidated Statements of Comprehensive Income                              22
Consolidated Statements of Changes in Shareholders' Equity                   23
Consolidated Statements of Cash Flows                                        24
Notes to Consolidated Financial Statements                                   25

J. Bruce Whittaker, President and Chief Executive Officer

To Our Shareholders

I am pleased to report to you the results of our fiscal year including our first six months as a publicly owned company. The past year was certainly filled with anticipation, much hard work and many changes. Following are the financial and operational highlights of this exciting year, which marked our conversion from mutual to stock ownership.

TAKING OUR COMPANY PUBLIC

By far, the most significant event of the year was the completion of the Bank's stock conversion on December 30, 1998, and the minority public offering of stock in the bank's holding company, Greene County Bancorp, Inc. The affirmative vote of the depositors and the successful completion of the stock offering would not have been possible without the outstanding work of the Bank's staff in complying with a myriad of state and federal banking regulations as well as the requirements of the Securities and Exchange Commission. A total of $8.0 million, net of conversion costs, was raised in the public offering.

While the Company's stock was initially traded on the NASDAQ OTC Bulletin Board, we were successful in having our stock traded on the NASDAQ Small-Cap Market in early July. Subsequently, the Company declared a 10% stock dividend to shareholders of record as of July 26, 1999, payable on August 9, 1999. We anticipate the new NASDAQ Small-Cap listing and the 10% stock dividend will increase the visibility and liquidity of our common stock. You should be able to follow the Company's stock in the financial section of any major newspaper.

In an effort to further enhance shareholder value and support our market price, the Company also obtained approval for and began a stock repurchase program as of August 18, 1999. Under the stock repurchase program, subject to market conditions, the Company expects to repurchase 5% of outstanding shares, or 107,638 shares in the open market over the next year.

FINANCIAL CONDITION AND OPERATING RESULTS

Net income for fiscal year 1999 was $867,500 as compared with $1,149,900 the prior year, representing a $282,400 decrease. The most significant item negatively affecting 1999 net income was the charge associated with funding of The Bank of Greene County Charitable Foundation for $484,150. Interest income increased by 4.2% to $9.9 million for the year ended June 30, 1999, from $9.5 million for the year ended June 30, 1998. Interest expense for the year ended June 30, 1999, was $4.9 million as compared with $5.0 million during the 1998 fiscal year, representing a decrease of 2.0%.

Our net interest margin increased to 3.58% in fiscal 1999 from 3.52% in fiscal 1998. The primary reasons for the improvement in margin were the investment of capital raised in the public offering, increases in the fixed-rate mortgage loan portfolio and increases in and changes to the mix of the investment portfolio. Noninterest income rose 24.3% to $543,000 as compared with $437,000 for the prior year. The increase in noninterest income was largely attributable to an increase in fee income on deposit accounts as well as increased income from the Bank's merchant credit card processing program and mortgage appraisal fees. Noninterest expense increased by $685,000 (21.8%), net of conversion costs, over the prior fiscal year. Factors contributing to the increase in noninterest expense, in addition to the Charitable Foundation charge, included several new staff positions and promotions due to growth of the Bank, increased occupancy expense as a result of a new operations center and service fees associated with testing and preparing for Y2K.

Total assets increased by $12.3 million, or 8.8%, to $152.6 million at June 30, 1999, as compared with $140.3 million at June 30, 1998. The primary factor driving the increase in assets was growth in the loan portfolio, with net loans at June 30, 1999 totaling $90.8 million as compared with $80.3 million at June 30, 1998, an increase of $10.5 million (13.1%). Investment securities also increased 5.5% over last year from $47.1 million at June 30, 1998, to $49.7 million at June 30, 1999.

SUPPORTING OUR COMMUNITY

As part of the conversion, the Bank established The Bank of Greene County Charitable Foundation. The foundation was initially funded with 38,415 shares of Company stock and $100,000 in cash. It is endowed for the purpose of supporting housing for low- and moderate-income individuals, education, health and wellness, social and civic services, and culture and arts. The foundation is in the process of formulating guidelines for grants and expects to issue a request for applications in the near future.

RETAIL BANKING GROWTH

Despite more than $3.2 million in deposits being withdrawn from the Bank to purchase the Company's stock at the initial offering, deposits at June 30, 1999, were up $4.0 million (3.2%) from a year ago. All sectors of the Bank's deposit products showed increases with the most significant gains being seen in checking, NOW accounts and student savings accounts. Installation of Telebank 24/7 telephone banking has proved to be very popular among our customers, with activity approaching 1,000 calls per week.

In the spring of 1999, the Bank began offering overdraft protection on checking and NOW accounts through the Bankease overdraft line of credit. Initial response to this new product has been favorable.

The Bank has just introduced its latest retail product, the VISA check card. While also serving as an ATM card, it allows checking and NOW customers to pay for products and services at any retail location that accepts VISA without having to write a check.

LENDING ACTIVITY INCREASES

Low interest rates, together with the Bank's reputation for efficient and friendly service, created a heavy demand for mortgages. Mortgage closings for the year ended June 30, 1999 totaled just over $22 million, a 58.0% increase over the prior year's $13.9 million. Home equity and installment loan originations totaled $6.4 million for the same period, up slightly from the prior year's $6.3 million. Total net mortgages and loans outstanding were $90.8 million on June 30, 1999, as compared with $80.3 million a year ago, an increase of 13.1%.

In addition to traditional lending products, the Bank has an established lending program that provides low-cost financing for local municipalities and volunteer fire departments. For the year ended June 30, 1999 municipal loan and bond originations totaled $430,000; balances outstanding were approximately $700,000 at year-end.

MERCHANT SERVICES

Fiscal year 1999 marked our second year as an authorized agent for ACS Merchant Services. ACS is a low-cost, efficient provider of merchant credit card services. The Bank acts as a sales agent for ACS and provides limited customer support as needed. This service has been well received by the local business community. The Bank now has more than 170 merchants with over $11 million in annual sales under contract.

READY FOR THE YEAR 2000

My message to you would not be complete without a report on our path toward readiness for Y2K. We have had a Y2K team in place for three years. With the assistance of an outside consultant, we've addressed all areas of concern, including mission-critical functions such as our outsourced data processing provider, continuity of electric and fuel delivery, cash deliveries, ATM operations, our in-house computer network (which was extensively upgraded this summer), and other suppliers and services. We believe that we have made all necessary internal changes and have received assurances from our outside vendors that they are ready for the new millennium. We also have a contingency plan in place.

To ensure that the necessary expertise is at hand should any unforeseen problems occur, we have reached an agreement with our outside computer consultant who, in October, will assume the position of Manager of Information Systems. He will be instrumental in maintaining the integrity of our current software and hardware, and implementing future enhancements to our data processing systems.

GROWING BRANCH OPERATIONS

Most recently, the Bank received regulatory approval to construct and open a fifth branch in the Village of Tannersville (Town of Hunter), located in the western part of Greene County. The branch will be in the heart of Northern Catskills ski country; both Hunter Mountain and Ski Windham are just a few minutes away.

In another effort to broaden the Bank's appeal to residents throughout the area, off-site ATMs were installed at Columbia-Greene Community College and in a locally owned convenience store in East Durham. The success of these machines will be studied, and if warranted, additional machines will be deployed in our market.

NEW OPERATING FACILITIES

Soon after we completed our stock offering last December, the Bank purchased a 6,000-plus square foot office building for use by the Bank's lending and operations departments and executive officers. Located on Catskill's Main Street, the 1930 art-deco building is just a short walk from our main branch. After renovations were completed in mid-May, some 20 officers and staff members moved from overcrowded work areas in the main office and adjacent rented quarters into the much-needed space.

MANAGING OUR FINANCES

In recognition of the increased financial reporting requirements for the Company and to more efficiently manage the Bank's assets, the Board of Directors created the position of Chief Financial Officer. Michelle Plummer, CPA, who has prior experience as an analyst and bank examiner with the Federal Reserve Bank of New York and as a bank auditor for a national accounting firm, was recently appointed to this position.

LOOKING FORWARD

The past year was one of unparalleled activity and expansion. Moving forward, we anticipate much success with the opening of the Tannersville office in the spring. This office, together with a recently added outside mortgage originator, will help the Bank solidify its position as one of Greene County's leading mortgage lenders. We will continue to look for other areas in which the Bank can profitably expand its branch network. Other products and services also are currently being explored. We will report to you on them as they develop.

On a personal note, I would like to tell you how much I've enjoyed seeing the Bank grow and expand during my 27-year tenure. I appreciate the confidence that our shareholders and customers have placed in us. As we go forward as a stock organization, your management will do everything it can to continue offering outstanding service while seeking to prudently enhance the value of your investment.

Sincerely,


/s/ J. Bruce Whittaker
J. Bruce Whittaker
President and Chief Executive Officer

September 28, 1999

OFFICERS

Left to right

Daniel Sager
Rebecca Main
Bruce Egger
Stephen Nelson
Michelle Plummer
Donald Gibson

OFFICERS

Left to right

Edmund Smith
Edna Zelasko
Ellen DeLucia
J. Bruce Whittaker
Theresa Sofia

BRANCH MANAGERS

Left to right

Arena Pucci
Kathy Proper
Nora Rubino
Trisha Lamb

                           GREENE COUNTY BANCORP, INC.

                         SELECTED FINANCIAL INFORMATION

The selected data presented below as of the end of, and for each of, the years presented were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. (the "Company"), or prior to December 30, 1998, The Bank of Greene County (the "Bank").


                                                                June 30,

(In Thousands)                                          1999       1998       1997

Selected Financial Condition Data:

Total assets                                          $152,644   $140,253   $132,506
Loans receivable, net                                   90,798     80,260     75,648
Mortgage-backed securities (all available for sale)      5,233      5,189      5,221
Investment securities (all available for sale)          35,984     35,565     37,581
Asset-backed securities (all available for sale)         8,445      6,324        784
Deposits                                               127,999    124,011    115,855
Shareholders' equity                                    23,922     15,730     14,406

                                                       Years Ended June 30,

(In Thousands)                                     1999        1998        1997

Selected Operations Data:

Total interest income                             $9,942      $9,503      $9,297
Total interest expense                             4,869       4,967       4,780

  Net interest income                              5,073       4,536       4,517
Provision for loan losses                            180         120         125

Net interest income after provision
  for loan losses                                  4,893       4,416       4,392
Total noninterest income                             543         436         520
Total noninterest expense                          4,319       3,149       2,773

Income before taxes                                1,117       1,703       2,139
Income tax provision                                 249         553         692

Net income                                        $  868      $1,150      $1,447


                                                             At or for the Years Ended June 30,

                                                                1999      1998      1997
Selected Financial Ratios and Other Data:

Performance Ratios:

  Return on average assets
    (ratio of net income to average total assets)                0.58%     0.84%     1.09%
  Return on average shareholders' equity
    (ratio of net income to average shareholders' equity)        4.25      7.63     10.59
  Ratio of operating expense to average total assets             2.90      2.31      2.08
  Ratio of average interest-earning assets
    to average interest-bearing liabilities                    112.31    109.58    109.16
  Net interest rate spread<F1>                                   3.14      3.15      3.26
  Net interest margin<F2>                                        3.58      3.52      3.61
  Efficiency ratio<F3>                                          76.90     64.90     56.45

Asset Quality Ratios:

  Nonperforming assets to total assets at end of period          0.56      0.72      0.61
  Nonperforming loans to total loans at end of period            0.94      1.10      0.97
  Allowance for loan losses to nonperforming loans              91.94     82.17     90.04
  Allowance for loan losses to loans receivable, net             0.87      0.91      0.96

Capital Ratios:

  Shareholders' equity to total assets at end of period         15.68     11.22     10.87
  Average shareholders' equity to average assets                13.70     11.05     10.27

Other Data:

  Number of full-service offices                                    4         4         3

<F1> The difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
<F2> Net interest income as a percentage of average interest-earning assets.
<F3> The ratio of noninterest expense dividend by the sum of net interest income and noninterest income.

GREENE COUNTY BANCORP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements". The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in Management's Discussion and Analysis, describe future plans or strategies and include the Company's expectations of future financial results. The words "believe," "expect," "anticipate," "project," and similar expressions identify forward-looking statements. The Company's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could effect actual results include but are not limited to (a) change in general market interest rates, (b) general economic conditions, (c) legislative and regulatory changes, (d) monetary and fiscal policies of the U.S. Treasury and the Federal Reserve, (e) changes in the quality or composition of the Company's loan and investment portfolios, (f) deposit flows, (g) competition, and (h) demand for financial services in the Company's market area. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements, since results in future periods may differ materially from those currently expected because of various risks and uncertainties.

General

The Company's results of operations depend primarily on its net interest income which is the difference between the income earned on the Company's loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, income and expenses pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expenses. Noninterest income consists primarily of fees and service charges. The Company's noninterest expenses consist principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect the Company.

Management of Credit Risk

Management considers credit risk to be an important risk factor affecting the financial condition and operating results of the Company. The potential for loss associated with this risk factor is managed through a combination of policies approved by the Company's Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower's related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan to collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to performing credit reviews by an officer not involved in loan origination, the rating of loans, the determination of when loans should be placed in a nonperforming status, and the factors that should be considered in establishing the Company's allowance for loan losses.

Management of Interest Rate Risk

While the Company's loan portfolio, consisting primarily of mortgage loans collaterized by residential real property located in its market area, is subject to risks associated with the local economy, the Company's most significant form of market risk is interest rate risk because the Company's assets and liabilities are sensitive to changes in interest rates. The Company's assets consist primarily of residential mortgage loans, which have longer maturities than the Company's liabilities that consist primarily of deposits. The Company does not engage in any hedging transactions, such as interest rate swaps and caps. The Company's interest rate risk management program focuses primarily on evaluating and managing the composition of the Company's assets and liabilities in the context of various interest rate scenarios. Factors beyond management's control, such as market interest rates and competition, also have an impact on interest income and interest expense.

A principal part of the Company's business strategy is to manage interest rate risk and to minimize the Company's exposure to changes in market interest rates. In recent years, the Company has followed the following strategies to manage interest rate risk: (i) investing in short-term U.S. Government securities and federal agency obligations; (ii) maintaining a high level of liquid interest-earning assets such as short-term federal funds sold; (iii) maintaining a high concentration of less interest-rate sensitive and lower-costing "core deposits"; iv) originating consumer installment loans that have up to five year terms but that have significantly shorter average lives due to early prepayments; and (v) where possible, matching the funding requirements for fixed-rate residential mortgages with lower-costing core deposit accounts. By investing in short-term, liquid securities and originating consumer installment loans with shorter average durations, the Company believes it is better positioned to react to increases in market interest rates. Investments in short-term securities, however, generally bear lower yields than longer term investments. Thus, these strategies may result in lower levels of interest income than would be obtained by investing in longer-term fixed-rate loans.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a Company's interest rate sensitivity "gap." An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 1999, the Company's cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, was a negative 18.0%.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1999, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 1999, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within the various time periods shown and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. The annual prepayment rate for real estate-related assets are based on the particulars of coupon maturity of the real estate-related assets.

Certain shortcomings are inherent in the method of analysis presented in the GAP Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.


                                                          Amounts Maturing or Repricing at June 30, 1999

                                   Up to 90   3 Months to   6 Months to   1 to 2      2 to 3     3 to 5     Over 5
(Dollars in Thousands)             Days       6 Months      1 Year        Years       Years      Years      Years      Total
Interest-earning assets:<F1>

  Loans receivable<F2>             $ 3,881    $ 5,571       $ 7,435       $ 1,087     $ 2,387    $ 4,317    $66,120    $ 90,798
  Investment securities                581      1,908         2,574         7,953       4,736     17,297     14,613      49,662
  Federal funds sold
    & interest-bearing
    bank balances                    4,028         --            --            --          --         --         --       4,028
  FHLB Stock                           766         --            --            --          --         --         --         766

      Total interest-earning
        assets                     $ 9,256    $ 7,479       $10,009       $ 9,040     $ 7,123    $21,614    $80,733    $145,254

Interest-bearing liabilities:

  Savings deposits                 $ 2,642    $ 2,642       $ 5,284       $10,568     $10,568    $    --    $21,138    $ 52,842
  Escrow deposits                       91         91           183           366         366         --        731       1,828
  NOW deposits                         387        387           774         1,549       1,549         --      3,098       7,744
  MMDA deposits                        197        197           394           788         788         --      1,576       3,940
  Certificate accounts              12,663     17,524         9,435         7,951       2,697      1,907         --      52,177
  Borrowings                            --         --            --            --          --         --         --          --

      Total interest-bearing
        liabilities                $15,980    $20,841       $16,070       $21,222     $15,968    $ 1,907    $26,543    $118,531

Interest sensitivity gap            (6,724)   (13,362)       (6,061)      (12,182)     (8,845)    19,707     54,192
Cumulative interest
  sensitivity gap                   (6,724)   (20,086)      (26,147)      (38,329)    (47,174)   (27,477)    26,722
Cumulative interest
  sensitivity gap as a
  percentage of total assets         (4.41%)   (13.16%)      (17.13%)      (25.11%)    (30.90%)   (18.00%)    17.51%
Cumulative interest
  sensitivity gap as a
  percentage of total
  interest-earning assets            (4.63%)   (13.83%)      (18.00%)      (26.39%)    (32.48%)   (18.91%)    18.40%
Cumulative interest-earning
  assets as a percentage of
  cumulative interest-bearing
  liabilities                        57.92%     45.45%        50.56%        48.28%      47.63%     70.14%    122.54%

<F1> Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.
<F2> Calculated net of deferred loan fees, loan discounts and loans in process.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

Average Balance Sheet. The following tables set forth certain information relating to the Company at June 30, 1999, and for the years ended June 30, 1999 and 1998. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, is expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are average monthly balances. Nonaccruing loans have been excluded from the yield calculations in these tables.

                                                            At June 30, 1999

                                                          Actual
(Dollars in Thousands)                                    Balance     Yield/Rate

Interest-earning assets:

  Loans receivable, net(1)                                $ 90,798       7.31%
  Investment securities                                     49,662       5.82
  Federal funds & interest-bearing
    bank balances                                            4,028       9.06
  FHLB stock                                                   766       6.46

      Total interest-earning
        assets(1)                                         $145,254       6.84%

Interest-bearing liabilities:

  Savings deposits                                        $ 54,670       3.22%
  MMDA and NOW deposits                                     11,684       1.18
  Certificate accounts                                      52,177       5.69

      Total interest-bearing
        liabilities                                       $118,531       4.11%

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

                                                                  Years Ended June 30,

                                                    1999                                     1998

                                    Average         Interest                  Average        Interest
                                    Outstanding     Earned/                   Outstanding    Earned/
(Dollars in Thousands)              Balance         Paid        Yield/Rate    Balance        Paid         Yield/Rate
Interest-earning assets:
  Loans receivable, net<F1>         $ 85,938        $6,635      7.72%         $ 77,873       $6,367       8.18%
  Investment securities<F2>           48,034         2,893      6.02            44,280        2,743       6.19
  Federal funds                        7,697           365      4.74             6,713          392       5.84
  FHLB stock                             722            49      6.79                58           --         --

    Total interest-earning assets   $142,391        $9,942      6.98%         $128,924       $9,502       7.37%

Interest-bearing liabilities:
  Savings deposits                  $ 55,285        $1,781      3.22%         $ 51,791       $1,812       3.50%
  MMDA and NOW deposits               16,321           138      0.85            12,472          186       1.49
  Certificate accounts                55,184         2,950      5.35            53,389        2,970       5.56
  Borrowings                              --            --        --                --           --         --

    Total interest-bearing
      liabilities                   $126,790        $4,869      3.84%         $117,652       $4,968       4.22%

Net interest income                                 $5,073                                   $4,534

Net interest rate spread                                        3.14%                                     3.15%

Net yield on average
  interest-earning assets                             3.56%                                    3.52%

Average interest-earning assets to
  average interest-bearing liabilities              112.30%                                  109.58%

<F1> Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
<F2> Includes mortgage-backed securities and asset-backed securities.

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                            Years Ended June 30,

                                           1999 vs. 1998                  1998 vs. 1997
                                        Increase/(Decrease)            Increase/(Decrease)
                                               Due to        Total            Due to        Total
                                                             Increase/                      Increase/
(In Thousands)                             Volume   Rate     (Decrease)   Volume   Rate     (Decrease)
Interest-earning assets:

  Loans receivable, net                    $636     $(368)   $268         $391     $(199)   $192
  Investment securities & FHLB Stock<F1>    269       (70)    199           28        (9)     19
  Federal Funds                              53       (80)    (27)          (5)       (1)     (6)

    Total interest-earning assets           958      (518)    440          414      (209)    205

Interest-bearing liabilities:

  Savings deposits                          118      (149)    (31)         (43)      (31)    (74)
  MMDA and NOW deposits                      47       (95)    (48)         196      (162)     34
  Certificate accounts                       98      (118)    (20)         201        27     228

    Total interest-bearing liabilities      263      (362)    (99)         354      (166)    188

Net interest income                        $695     $(156)   $539         $ 60     $ (43)   $ 17

<F1> Includes mortgage-backed securities and asset-backed securities.

Comparison of Financial Condition at June 30, 1999 and June 30, 1998

Assets. Total assets increased to $152.6 million at June 30, 1999 from $140.3 million at June 30, 1998, an increase of $12.3 million or 8.8%. The growth in assets was primarily a result of increases in the loan portfolio and the initial public stock offering on December 30, 1998, which resulted in net proceeds of $8.0 million after conversion costs. Initially, the net proceeds of the offering were invested in short-term investments as well as used to fund the Bank's Employee Stock Ownership Plan. Half of the shares purchased by the Plan were bought in open market transactions. Also contributing to the increase in assets was the substantial growth in the loan portfolio.

Total loans outstanding grew from $81.2 million to $91.8 million, an increase of $10.6 million or 13.1%. Residential mortgages accounted for the majority of the loan growth from $64.7 million at June 30, 1998, to $76.6 million at June 30, 1999, an increase of $11.9 million or 18.4%. Also contributing to the overall growth was an increase in the installment loan portfolio to $4.8 million at June 30, 1999 from $4.2 million at June 30, 1998, a rise of $0.6 million or 14.3%. The growth in loans was somewhat offset by commercial mortgages, which decreased from $5.7 million at June 30, 1998, to $4.0 million at June 30, 1999, a decline of $1.7 million or 29.8%. The decrease in the commercial loan portfolio was primarily due to repayment and prepayment of principle. The yield on the average loan portfolio decreased 46 basis points from 8.18% at June 30, 1998, to 7.72% at June 30, 1999. Management believes the low interest rate environment significantly contributed to the strong loan demand experienced during the last fiscal year.

Federal funds sold holdings decreased to $3.4 million at June 30, 1999, from $5.8 at June 30, 1998, a decline of $2.4 million or 41.4%. The funds were deployed to higher yielding investment securities and to fund loan portfolio growth.

Total investment securities grew from $47.1 million at June 30, 1998 to $49.7 million at June 30, 1999, an increase of $2.6 million or 5.5%. The portfolio mix was also reallocated during the year. U.S. Treasury securities decreased $5.8 million, U.S. government agencies decreased $3.1 million and mutual funds decreased $1.2 million between June 30, 1998 and June 30, 1999. State and political subdivision holdings increased $2.8 million, asset-backed securities increased $2.1 million and corporate debt securities increased $7.7 million between June 30, 1998, and June 30, 1999. The reason for the shift in the portfolio mix was primarily due to the interest rate environment that saw better yielding securities available outside the government sector.

Also, contributing to the overall increase in assets was the increase in premises and equipment of $1.0 million. The primary acquisitions were the new operations center, located at 302 Main Street in Catskill, just a few blocks from the main office, and various computer equipment.

Liabilities. Total deposits amounted to $128.0 million at June 30, 1999, compared with $124.0 million at June 30, 1998, representing an increase of $4.0 million or 3.2%. This increase occurred despite an offsetting $3.2 million in withdrawals to fund purchases of common stock in the initial public stock offering. Management believes the increase in the deposit inflows was primarily a result of the expanding branch network. The Company had no borrowings outstanding as of June 30, 1999 or 1998.

Shareholders' Equity. Total shareholders' equity was $23.9 million at June 30, 1999 as compared with $15.7 million at June 30, 1998, representing an increase of $8.2 million or 52.3%. The increase primarily represented the net proceeds of $8.0 million raised from the stock offering on December 30, 1998. Another item affecting shareholders' equity was net income of approximately $867,500, which was partially offset by unrealized losses on the available-for-sale portfolio of approximately $118,400, net of tax.

The Company at June 30, 1999, met the regulatory requirements to be classified as well capitalized with total capital to risk weighted asset ratio of 28% as compared with 21% at June 30, 1998. The Tier 1 capital to risk weighted asset ratio increased to 27% at June 30, 1999 from 20% at June 30, 1998 and the Tier 1 capital to average asset ratio increased from 11% at June 30, 1998 to 16% at June 30, 1999.

Comparison of Operating Results for the Years Ended June 30, 1999 and June 30, 1998

General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of residential and commercial real estate loans, consumer loans and securities available for sale, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared with interest-bearing liabilities. The Company's earnings also are affected by its fees and service charges and gains on sale of loans and securities, as well as its level of operating and other expenses, including salaries and employee benefits, occupancy and equipment costs, data processing expense, marketing and advertising costs, and federal deposit insurance premiums.

Net income for the year ended June 30, 1999, decreased by $282,000 or 24.6% to $868,000 from $1.1 million for the year ended June 30, 1998. The decrease in net income was primarily due to an increase of $1.2 million, or 37.1%, in noninterest expense, which more than offset an increase of $537,000, or 11.8%, in net interest income and an increase of $107,000, or 24.4% in noninterest income.

Interest Income. Interest income for fiscal year 1999 amounted to $9.9 million as compared with $9.5 million for the year ended June 30, 1998, an increase of $0.4 million, or 4.2%. The increase in interest income is a result of the increases in the loan and investment portfolio volumes. The average balance of the loan portfolio increased $8.1 million, or 10.4%, more than offsetting a decrease in the average yield of 46 basis points. The investment portfolio average balance increased by $3.8 million, or 8.5%, while the average portfolio yield decreased by 17 basis points. The decrease in yield is consistent with the general decreasing interest rate environment experienced during the fiscal year.

Interest Expense. Interest expense decreased to $4.9 million at June 30, 1999, as compared with $5.0 million for year ended June 30, 1998, representing a $0.1 million, or 2.0% decrease. Interest-bearing liabilities increased by $9.1 million, or 7.8%, between June 30, 1998 and 1999, savings deposit rates decreased by 28 basis points, MMDA and NOW account rates decreased by 64 basis points and certificate account rates decreased by 21 basis points, based on average balances.

Net Interest Income. Net interest income for the year ended June 30, 1999 amounted to $5.1 million compared with $4.5 million for the year ended June 30, 1998, an increase of $0.6 million, or 13.3%. Increases in interest income of $0.4 million and decreases in interest expense of $0.1 million enhanced the net interest margin by 6 basis points to 3.58% for the year ended June 30, 1999, as compared with 3.52% for the year ended June 30, 1998. The net interest rate spread remained relatively constant between June 30, 1998 and 1999, as a result of the decreasing yields on loans and investments and decreasing rates on deposit accounts.

Provision for Loan Losses. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed appropriate to absorb future charge-offs and loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, collateral values, current and anticipated economic conditions, volume and type of lending activities and the levels of non-performing and other classified loans. The allowance is based on estimates and the ultimate losses may vary from such estimates. Management of the Company assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the adequacy of the allowance.

The provision for loan losses increased by $60,000 or 50.0%, to $180,000 for the year ended June 30, 1999, compared with $120,000 for the year ended June 30, 1998. The increase reflected a desire by management to maintain the allowance for loan losses at a level appropriate for recent growth in loan balances. The ratio of nonperforming loans to total loans improved to 0.94% at June 30, 1999 from 1.10% at June 30, 1998. At June 30, 1999, the allowance for loan losses was 0.9% of total loans outstanding.

Noninterest Income. For the year ended June 30, 1999, noninterest income was $543,000 as compared with $437,000 for the year ended June 30, 1998, representing an increase of $106,000, or 24.3%. Contributing to the increases in noninterest income were increased service fees on deposit accounts. Also enhancing noninterest income was increased income from the Bank's merchant credit card processing program and mortgage appraisal fees.

Noninterest Expense. Noninterest expense increased by $1.2 million, or 37.1%, for the year ended June 30, 1999, compared to the prior year. The largest factor causing the increase in noninterest expense was the nonrecurring contribution to The Bank of Greene County Charitable Foundation of $484,000. The increase in salary and employee benefits of $252,000, or 16.1%, was a result of filling several new staff positions required as a result of the growth occurring within the bank. Increases in occupancy expense of $71,000 (34.0%) and equipment and furniture expenses of $54,000, (29.1%) were partially due to expenses incurred while preparing the new operations center for service and equipment purchases for Y2K upgrading. Computer fees are the basic component of service fees and are primarily associated with the Bank's data processor NCR. A portion of the increase in service fees was associated with upgrading and testing for Y2K compliance.

Income Taxes. Total tax expense for the year ended June 30, 1999, was $250,000 as compared with $553,000 for the year ended June 30, 1998, a decrease of $303,000, or 54.8% in tax expense. In addition to the decrease in net income before tax of $586,000, income tax expense was favorably impacted by an increase in tax-exempt income. This increase was the primary factor in lowering the effective tax rate to 22.3% for the year ended June 30, 1999, compared with 32.5% for the year ended June 30, 1998.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and debt securities, with a line of credit available through the Federal Home Loan Bank as needed. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, and borrowings are greatly influenced by general interest rates, economic conditions and competition.

The Company's primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of mortgage-backed securities and debt securities. During the years ended June 30, 1999 and 1998, the Company's loan originations totaled $28.4 million and $25.0 million, respectively. Purchases of mortgage-backed securities and debt securities totaled $21.0 million and $16.7 million for the years ended June 30, 1999 and 1998, respectively. These activities were funded primarily by deposit growth and principal payments on loans, mortgage-backed securities, debt and equity securities and capital raised in the initial public offering. Loan sales did not provide an additional source of liquidity during the years ended June 30, 1999 and 1998, as the Company generally originates loans for retention in its portfolio.

The Company experienced a net increase in total deposits of $4.0 million and $6.5 million for the years ended June 30, 1999 and 1998, respectively. Deposit flows are affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors.

The Company monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event the Company requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of short-term FHLB advances and a credit facility made available to the Company by another financial institution. There have been no borrowings outstanding during any of the periods presented.

Loan commitments totaled $3.8 million at June 30, 1999 and were comprised of $0.3 million in commitments to originate adjustable rate loans and $3.5 million in commitments to originate fixed rate loans. The Company anticipates that it will have sufficient funds available to meet current loan commitments. Certificates of deposit, which are scheduled to mature in one year or less from June 30, 1999, totaled $26.1 million. Based upon the Company's experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

At June 30, 1999, the Bank exceeded all of its regulatory capital requirements.

The Company's most liquid assets are cash and interest-bearing demand accounts. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At June 30, 1999, cash and interest-bearing demand account totaled $6.1 million, or 4.0% of total assets. Also at June 30, 1999, U.S. Government and agency securities and municipal bonds due in less than one year totaled $4.8 million, or 3.1% of total assets, and the Company's portfolio of such securities due in less than five years totaled $21.1 million, or 13.8% of total assets.

Impact of New Accounting Standards

FASB Statement on Derivatives and Hedging Activities. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") SFAS No. 133 which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a foreign currency hedge. A specific accounting treatment applies to each type of hedge. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and, accordingly, will be adopted by the Company in the fiscal year beginning on July 1, 2000. The Company has not engaged in derivatives and hedging activities covered by the new standard, and does not expect to begin such activities. Accordingly, SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements.

Capability of the Company's Data Processing to Accommodate the Year 2000

Like many financial institutions, the Company relies upon computers for the daily conduct of its business and for data processing. There is concern that on January 1, 2000 computers will be unable to "read" the new year and as a consequence, there may be widespread computer malfunctions. The Company uses an outside data processing servicer. Management developed a formal written plan to resolve any concern about the year 2000 issue and focused on the computer applications and hardware to ensure that they will be able to read the year 2000. Testing of mission-critical systems was completed, as well as overall testing, and all applications which were not expected to be "Y2K Ready" have been upgraded to compliant versions, and re-tested. The Company, in its assessment phase, recognized that a large percentage of the hardware was not upgradable and had to be replaced. All hardware replacement and contingency plans were completed during the second calendar quarter of 1999.

The Company has contacted each of its data processing vendors to ensure that they will be able to provide service in light of the year 2000 issue. Direct testing with those vendors was performed whenever participation was available. Such vendors have represented to management that they are addressing the year 2000 issue and they expect to be able to provide the services for which the Company has contracted. Management receives regular reports and documentation of the efforts of the vendors and will continue to monitor this issue, reporting to the Board of Directors on a quarterly basis. In considering the year 2000 readiness of the Company's major borrowers, management first determined that no borrower currently has been extended credit exceeding 10% of the Company's capital. Management has also contacted the Company's larger borrowers, and has received assurance that date sensitivity is not an issue with such borrowers.

Finally, management has evaluated the date sensitivity of the Company's non-information technology, such as utilities and its components (including elevators, heating/air conditioning systems, alarms and video equipment). These utilities and components are either not computer-driven or are expected to function normally after year 2000.

Costs related to the year 2000 issue have been expensed as they have been incurred, except for the costs, if any, for new hardware purchased, which has been capitalized. Management budgeted $200,000 for updating its hardware and software systems to ensure compliance. Other than this budgeted expenditure, management does not expect additional material costs to be incurred in connection with the year 2000 issue.

The costs of the project are based on management's best estimates, which were derived using numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee, however, that these estimates will be achieved, and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties. In addition, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial data for the years ended June 30, 1999 and 1998 is as follows:

                                            First     Second    Third    Fourth
(In Thousands Except Per Share Data)        Quarter   Quarter   Quarter  Quarter

Fiscal 1999

Interest income                             $2,472    $2,448    $2,494   $2,528
Net interest income                          1,173     1,177     1,337    1,385
Provision for losses                            45        45        45       45
Income before provision for income taxes       402      (162)      479      398
Net income (loss)                              249       (94)      316      397
Earnings per common share--Basic                NA        NA      0.15     0.17

Fiscal 1998

Interest income                             $2,400    $2,362    $2,380   $2,361
Net interest income                          1,168     1,131     1,154    1,083
Provision for losses                            15        15        45       45
Income before provision for income taxes       533       475       375      320
Net income (loss)                              341       343       257      209
Earnings per common share--Basic                NA        NA        NA       NA

Earnings per common share have not been presented prior to December 30, 1999, (the date of the public offering) as no shares were outstanding and such information would not be meaningful.

COMMON STOCK AND RELATED MATTERS

The Company's common stock is listed on the NASDAQ Small-Cap Market under the symbol "GCBC." As of July 31, 1999, the Company had four registered market makers, 766 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 1,957,057 shares outstanding. As of such date, Greene County Bancorp, MHC (the "Mutual Company"), the Company's mutual holding company, held 1,047,560 shares of common stock and stockholders other than the Mutual Company held 909,497 shares.

The following table sets forth market price and dividend information for the Common Stock since the completion of the Company's initial public offering, which was completed on December 30, 1998.

                                                                     Cash
Fiscal Year Ended                                                    Dividends
June 30, 1999                             High           Low         Declared

Third quarter                           $9 35/64        $8 13/32       --
Fourth quarter                          $8 55/64        $7   1/2       --

Payment of dividends on the Company's common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

                           GREENE COUNTY BANCORP, INC.

                          INDEPENDENT AUDITORS' REPORT

[LOGO]

                                                     PricewaterhouseCoopers LLP
                                                     State Street Centre
                                                     at 80 State Street
                                                     Albany, NY 12207-2591
                                                     Telephone (518) 462 2030
                                                     Facsimile (518) 427 4499

To the Board of Directors and Shareholders
Greene County Bancorp, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and its subsidiary at June 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                                /s/ PricewaterhouseCoopers LLP

August 27, 1999

                           GREENE COUNTY BANCORP, INC.

                 Consolidated Statements of Financial Condition
                          As of June 30, 1999 and 1998

                                                       1999             1998

ASSETS

Cash and due from banks                          $   2,784,524    $   2,476,032
Federal funds sold                                   3,351,222        5,796,051

    Total cash and cash equivalents                  6,135,746        8,272,083

Investment securities, at fair value                49,662,206       47,078,335
Federal Home Loan Bank stock, at cost                  765,600          700,000

Loans                                               91,829,423       81,191,211
Less: allowance for possible loan losses              (791,897)        (728,478)
Unearned origination fees and costs, net              (239,717)        (202,771)

Net loans receivable                                90,797,809       80,259,962

Premises and equipment                               3,513,906        2,584,281
Accrued interest receivable                          1,130,744        1,091,120
Prepaid expenses and other assets                      461,162          143,600
Other real estate owned                                176,850          123,548

    Total assets                                 $ 152,644,023    $ 140,252,929


LIABILITIES AND SHAREHOLDERS' EQUITY

Non-interest bearing deposits                    $   9,468,291    $   7,565,660
Interest bearing deposits                          118,531,180      116,445,629

    Total deposits                                 127,999,471      124,011,289

Accrued interest and other liabilities                 436,874          509,314
Accrued income taxes                                   285,812            2,101

    Total liabilities                              128,722,157      124,522,704

Shareholders' Equity

Common stock, par value $.10 per share
  authorized 4,000,000 issued and
  outstanding 1,957,057 at June 30, 1999               195,706               --
Additional Paid-In Capital                           8,202,655               --
Retained Earnings                                   16,354,339       15,487,825
Accumulated Other Comprehensive Income                (118,394)         242,400
Less: Unearned ESOP shares--68,971
  shares at cost                                      (712,440)

    Total shareholders' equity                      23,921,866       15,730,225

    Total liabilities and shareholders' equity   $ 152,644,023    $ 140,252,929

The accompanying notes are an integral part of the financial statements.

                           GREENE COUNTY BANCORP, INC.

                        Consolidated Statements of Income
                   For the Years Ended June 30, 1999 and 1998

                                                         1999            1998

Interest income:

  Loans                                             $ 6,635,055     $ 6,367,282
  Investment securities                               2,250,266       2,291,054
  Mortgage-backed securities                            279,959         110,488
  Tax free securities                                   411,568         341,222
  Interest bearing deposits and
    federal funds sold                                  364,853         393,310

                                                      9,941,701       9,503,356

Interest expense:

  Interest on deposits                                4,869,240       4,967,487

      Net interest income                             5,072,461       4,535,869

Less: provision for loan losses                         180,000         120,000

Net interest income after provision
  for loan losses                                     4,892,461       4,415,869

Noninterest income:

  Service charges on deposit accounts                   305,612         251,188
  Other operating income                                237,647         185,479

      Total other income                                543,259         436,667

Noninterest expense:

  Salaries and employee benefits                      1,823,901       1,571,650
  Occupancy expense                                     279,230         208,381
  Equipment and furniture expense                       239,514         185,476
  Service fees                                          435,686         326,404
  Charitable Foundation contribution expense            484,150              --
  Office Supplies                                       112,957         101,497
  Other                                                 943,174         755,851

      Total other expenses                            4,318,612       3,149,259

        Income before provision for
          income taxes                                1,117,108       1,703,277

Provision for income taxes:

  Current                                               423,764         565,609
  Deferred                                             (174,170)        (12,248)

      Total provision for income taxes                  249,594         553,361

        Net income                                  $   867,514     $ 1,149,916

The accompanying notes are an integral part of the financial statements.

                           GREENE COUNTY BANCORP, INC.

                 Consolidated Statements of Comprehensive Income

                                                          1999           1998

Net Income                                            $  867,514      $1,149,916

Unrealized holding gains (losses) arising
  during the years ended June 30, 1999
  and 1998 net of tax benefit (expense)
  of $240,913 and $(115,600), respectively              (381,194)        174,400
Reclassification adjustment, net of income
  tax benefit $13,600                                     20,400              --

Total other comprehensive income (loss)                 (360,794)        174,400

Comprehensive Income                                  $  506,720      $1,324,316

The accompanying notes are an integral part of the financial statements.

                           GREENE COUNTY BANCORP, INC.

           Consolidated Statements of Changes in Shareholders' Equity

                   For the Years Ended June 30, 1999 and 1998

                                                                                Accumulated
                                                    Additional                  Other           Unearned     Total
                                Common Stock        Paid-In      Retained       Comprehensive   ESOP         Shareholders'
                             Shares      Amount     Capital      Earnings       Income          Shares       Equity
Balances at June 30, 1997           --   $     --   $       --   $14,337,909    $  68,000       $      --    $14,405,909
Net income                                                         1,149,916                                   1,149,916
Change in unrealized
  gain on securities
  available for sale,
  net of applicable
  deferred income taxes                                                           174,400                        174,400

Balance at June 30, 1998            --   $     --   $       --   $15,487,825    $ 242,400       $      --    $15,730,225

Balance at June 30, 1998            --   $     --   $       --   $15,487,825    $ 242,400       $      --    $15,730,225
Net proceeds from sale
  of common stock            1,918,642    191,864    7,824,845                                                 8,016,709
Issuance of common
  stock to Charitable
  Foundation                    38,415      3,842      380,308                                                   384,150
Capital Contribution
  to Greene County
  Bancorp, MHC                                                        (1,000)                                     (1,000)
ESOP shares earned                                      (2,498)                                    33,350         30,852
ESOP shares acquired                                                                             (745,790)      (745,790)
Net Income                                                           867,514                                     867,514
Change in unrealized
  gain on securities
  available for sale, net
  of applicable deferred
  income taxes                                                                   (360,794)                      (360,794)

Balance at June 30, 1999     1,957,057   $195,706   $8,202,655   $16,354,339    $(118,394)      $(712,440)   $23,921,866

The accompanying notes are an integral part of the financial statements.

                           GREENE COUNTY BANCORP, INC.

                      Consolidated Statements of Cash Flows
                   For the Years Ended June 30, 1999 and 1998

                                                                                         1999             1998
Net Income                                                                          $    867,514    $  1,149,916

Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation                                                                           210,000         147,128
  Net (accretion) amortization of security premiums and discounts                         60,769        (161,533)
  Provisions for loan losses                                                             180,000         120,000
  ESOP compensation expense                                                               33,350              --
  Contribution expense                                                                   384,150              --
  Loss on sale of investments                                                             34,298              --
  Loss on sale of other real estate                                                           --           2,793
  Provision (credit) for deferred income taxes                                          (174,171)        (12,248)
  Net change in unearned loan fees and costs                                              36,946         (12,848)
  Net change in accrued income taxes                                                     283,711              --
  Net (increase) decrease in accrued interest receivable                                 (39,624)        (48,580)
  Net (increase) decrease in prepaids and other assets                                  (120,117)         11,571
  Net (decrease) increase in other liabilities                                            87,879        (235,666)

    Net cash provided by operating activities                                          1,844,705         960,533

Cash flows from investing activities:
  Proceeds from maturities securities                                                 11,792,084       7,686,731
  Proceeds from sale of securities                                                     1,282,738              --
  Purchases of securities                                                            (19,119,980)    (12,651,981)
  Principal payments on securities                                                     2,873,139       2,423,055
  Principal payments on mortgage-backed securities                                     1,923,676       1,923,198
  Purchases of mortgage-backed securities                                             (1,997,793)     (4,024,423)
  Proceeds from maturities of mortgage-backed securities                                      --         325,809
  Purchase of FHLB stock                                                                 (65,600)             --
  Proceeds from sale of other real estate                                                126,969         179,699
  Net increase in loans receivable                                                   (10,915,848)     (4,971,125)
  Purchases of premises and equipment                                                 (1,139,625)     (1,060,217)

    Net cash used by investing activities                                            (15,240,240)    (10,169,254)

Cash flows from financing activities:
  Net proceeds from issuance of common stock                                           8,016,709              --
  Purchase of unallocated ESOP shares                                                   (745,790)             --
  Net increase in deposits                                                             3,988,279       6,592,734

    Net cash provided by financing activities                                         11,259,198       6,592,734

Net decrease in cash and cash equivalents                                             (2,136,337)     (2,615,987)
Cash and cash equivalents at beginning of period                                       8,272,083      10,888,070

Cash and cash equivalents at end of period                                          $  6,135,746    $  8,272,083

Cash paid during the period for:
  Interest                                                                          $  4,869,960    $  4,967,903
  Income taxes                                                                      $    138,000    $    833,551
Noncash investing activity:
  Foreclosed loans transferred to other real estate                                 $    180,271    $    252,007
  Change in unrealized gain (loss) securities                                       $   (381,194)   $    174,400

The accompanying notes are an integral part of the financial statements.

GREENE COUNTY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the "Company" ) and its subsidiary ,The Bank of Greene County (the "Bank"). All material intercompany accounts and transactions have been eliminated. The Company utilizes the accrual method of accounting for financial reporting purposes. Amounts in the prior years' consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported.

Nature of Operations

The Bank has four full service offices and an operations center located in its market area consisting of Greene County, New York. The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans and investment securities.

Reorganization and Stock Offering

Greene County Bancorp, Inc. is a Delaware corporation organized in December 1998 by The Bank of Greene County in connection with the conversion of the Bank from a New York chartered mutual savings bank to a New York chartered stock savings bank and reorganization to a two-tiered mutual holding company. The Company was formed for the purpose of acquiring all of the capital stock of the Bank upon completion of the reorganization. As part of the reorganization, the Company issued approximately 44.5% of the shares of its common stock to eligible depositors of the Bank and the Bank's Employee Stock Option Plan (the "ESOP") and issued approximately 53.5% of the Company's shares of common stock to Greene County Bancorp, MHC (the "MHC"), a New York state-chartered mutual holding company. Concurrent with the close of the offering, the remaining 2% of the Company's shares of common stock were issued to The Bank of Greene County Charitable Foundation (the "Foundation"). The reorganization and offering were completed on December 30, 1998. Prior to that date, the Company had no assets and no liabilities. The financial statements presented for periods prior to the reorganization are for the Bank as the predecessor entity to the Company.

Completion of the offering resulted in the issuance of 1,957,057 shares of common stock, 1,047,560 shares (53.5%) of which were issued to the MHC, 871,082 shares (44.5%) of which were sold to eligible depositors of the Bank and issued to the Bank's ESOP, and 38,415 shares (2%) of which were issued to the Foundation, at $10.00 per share. Costs related to the offering, primarily marketing fees paid to investment banking firms, professional fees, registration fees, and printing and mailing costs, were $694,211; the net proceeds of the offering excluding these costs amounted to $8,016,709. The Bank's ESOP acquired 36,380 shares at issuance and purchased an additional 36,380 shares in the open market after the initial offering.

The Bank established a liquidation account, as of the date of conversion, in the amount of $15.7 million, equal to its net worth as of the date of the latest consolidated statements of financial condition appearing in the final prospectus. The liquidation account is maintained for the benefit of eligible preconversion account holders who continue to maintain their accounts at the Bank after the date of conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled, under New York State Law, to receive a distribution from the liquidation account in an amount equal to their current adjusted account balances for all such depositors then holding qualifying deposits in the Bank.

Charitable Foundation

As part of the reorganization and Conversion, the Company established the Foundation which is dedicated exclusively to supporting charitable causes and community development activities in Greene County, New York. The Foundation was funded in December 1998 with $384,150 of common stock (38,415 shares), and $100,000 cash contributed by the Company. A one-time charge of $484,150 is reflected in 1999 for this contribution. The contribution will be fully tax deductible, subject to an annual limitation based upon the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits (with original maturity of three months or less) and federal funds sold. Generally, federal funds are for one-day periods. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. The amounts of interest bearing deposits included as cash equivalents at June 30, 1999 and 1998 were approximately $3,939,000 and $6,541,000, respectively.

Investment Securities

The Company has classified its investments in debt and equity securities as available for sale. Available for sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes.

Realized gains or losses on investment security transactions are based on the specific identification method and are reported under other income. Fair values of investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Premiums and discounts are amortized and accreted, respectively, using methods that approximate the effective yield method over the remaining contractual maturity, adjusted for anticipated prepayments.

Loans

Loans are carried at the lower of cost or market. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Unearned discount on installment loans is recognized as income over the term of the loan, principally using a method that approximates the effective yield method. Nonrefundable loan fees and related direct costs are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective interest method.

Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates fair value.

Allowance for Possible Loan Losses

The allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by a provision for loan losses, charged to expense, and reduced by net charge-offs. The level of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. The Bank considers residential mortgages, home equity loans and installment loans to customers small, homogeneous loans which are evaluated for impairment collectively based on historical loss experience. Commercial mortgage and business loans are considered impaired if it is probable that the Bank will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loans agreement. The measurement of impaired loans is generally based on the present value of estimated future cash flows, except that all collateral dependent loans are measured for impairment based on the fair value of the collateral.

Income Recognition on Impaired and Nonaccrual Loans

The Bank generally places a loan, including impaired loans, on nonaccrual status when it is specifically determined to be impaired or when principal and interest is delinquent for 90 days or more. Any unpaid interest previously accrued on these loans is reversed from income. When a loan is specifically determined to be impaired, collection of interest and principal are generally applied as a reduction to principal outstanding. Interest income on all other nonaccural loans is recognized on a cash basis.

Premises and Equipment

Premises and equipment are stated at cost. Depreciation is computed using principally the straight-line method over the estimated useful lives of the related assets (39 years for building and improvements, 3-8 years for furniture and equipment). Maintenance and repairs are typically charged to expense when incurred. Gains and losses from sales or other dispositions of depreciable property are included in current operations.

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs.

Deposits

Fair values disclosed for demand and savings deposits are equal to the carrying amounts at the reporting date. The carrying amounts for variable rate money market and certificates of deposit approximate fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered on similar certificates. The carrying value of accrued interest approximates fair value.

Income Taxes

Provisions for income taxes are based on tax currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Earnings Per Share

Earnings per share were not presented since the Company completed its offering on December 30, 1998, and accordingly, such information is not meaningful.

2. Balance at Other Banks

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this daily average reserve requirement, included in cash and due from banks, was approximately $352,000 and $269,000 at June 30, 1999 and 1998, respectively.

3. Investment Securities

Securities available-for-sale at June 30, 1999, consist of the following:

                                                      Gross       Gross       Estimated
                                       Amortized      Unrealized  Unrealized  Fair
                                       Cost           Gains       Losses      Value
U.S. Treasury                          $ 7,343,998    $ 93,362    $     --    $ 7,437,360
U.S. Government agencies                 5,550,829      19,869      55,345      5,515,353
State and political subdivisions        10,272,901     175,587      89,452     10,359,036
Mortgage-backed securities               5,270,498      17,049      54,613      5,232,934
Asset-backed securities                  8,480,225       1,960      37,424      8,444,761
Corporate debt securities               11,739,192      18,609     279,380     11,478,421

Total Debt securities                   48,657,643     326,436     516,214     48,467,865

Equity securities and other                 87,439          --          --         87,439
Mutual funds                             1,114,831          --       7,929      1,106,902

Total Securities available for sale    $49,859,913    $326,436    $524,143    $49,662,206

Securities available-for-sale at June 30, 1998, consist of the following:

                                                      Gross        Gross        Estimated
                                       Amortized      Unrealized   Unrealized   Fair
                                       Cost           Gains        Losses       Value
U.S. Treasury                          $12,969,356    $221,625     $ 1,216      $13,189,765
U.S. Government agencies                 8,569,188      59,086       7,793        8,620,481
State and political subdivisions         7,389,943     101,296      11,652        7,479,587
Mortgage-backed securities               5,196,204       8,442      15,586        5,189,060
Asset-backed securities                  6,304,752      20,227       1,296        6,323,683
Corporate debt securities                3,735,833      64,429       1,466        3,798,796

Total debt securities                   44,165,276     475,105      39,009       44,601,372

Equity securities and other                 81,454          --          --           81,454
Foreign obligations                         75,000          --          --           75,000
Mutual funds                             2,352,605          --      32,096        2,320,509

Total Securities available for sale    $46,674,335    $475,105     $71,105      $47,078,335

The amortized cost and estimated fair value of debt securities at June 30, 1999 by contractual maturity are shown below. Expected maturities may differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Amortized        Estimated
                                                     Cost             Fair Value

Amounts maturing in:

  One year or less                                  $ 4,923,083      $ 4,984,023
  After one year through five years                  27,600,097       27,515,044
  After five years through ten years                  8,155,167        8,054,941
  After ten years                                     7,979,296        7,913,856

                                                    $48,657,643      $48,467,864

The Bank participates in a securities lending program with the custodian of substantially all Bank securities. Under the terms of the agreement, the custodian acts as an agent for the Bank and loans available securities to borrowers. At June 30, 1999, and 1998, $1.9 million and $4.9 million, respectively, of securities were on loan under this program.

During fiscal year 1999, proceeds from sale of available for sale securities were $1,282,738. Gross realized losses on such sales were $34,298. There were no realized gains. The cost of securities sold was determined using the specific identification method. There were no sales of securities during 1998.

There were no pledged securities at June 30, 1999 or June 30, 1998.

4. Loans

Major classifications of loans at June 30, 1999 and 1998, were summarized as follows:

                                                       1999              1998

Real estate mortgages:
  Residential                                      $76,638,646       $64,705,332
  Commercial                                         3,985,469         5,706,421
Home equity loans                                    4,688,915         4,727,206
Commercial loans                                     1,230,945         1,336,229
Installment loans to individuals                     4,760,587         4,171,688
Passbook loans to individuals                          524,861           544,335

                                                   $91,829,423       $81,191,211

At June 30, 1999 and 1998, loans to officers and directors were not significant.

Changes in the allowance for possible loan losses for the respective periods ended June 30 were as follows:

                                                       1999              1998

Balance, beginning of year                          $ 728,478         $ 723,019
Provision charged to expense                          180,000           120,000
Loans charged off                                    (125,971)         (126,224)
Recoveries                                              9,390            11,683

                                                    $ 791,897         $ 728,478

At June 30, 1999 and 1998, the Bank's impaired loans for which specific valuation allowances were recorded were not significant. Nonaccrual loans amounted to $682,000 at June 30, 1999 and $884,000 at June 30, 1998.

5. Premises and Equipment

A summary of premises and equipment at June 30, 1999 and 1998, is as follows:

                                                     1999                1998

Land                                             $   425,702        $   409,702
Buildings and improvements                         2,754,157          2,156,500
Furniture and equipment                            2,385,538          1,859,570

Less: accumulated depreciation                    (2,051,491)        (1,841,491)

                                                 $ 3,513,906        $ 2,584,281

6. Deposits

Major classifications of deposits at June 30, 1999 and 1998, were summarized as follows:

                                                      1999               1998

Noninterest bearing checking                     $  9,468,291       $  7,565,563
Interest bearing deposits:
Time accounts                                      52,177,128         54,990,558
Savings accounts                                   54,669,439         51,213,316
Money market deposit accounts                       3,940,326          4,055,234
NOW accounts                                        7,744,287          6,186,618

Total Deposits                                   $127,999,471       $124,011,289

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $5,516,000 and $6,672,000 at June 30, 1999 and 1998,
respectively.

7. Income Taxes

The provision for income taxes consists of the following:

                                                       1999               1998

Current:

  Federal                                           $ 372,072         $ 471,448
  State                                                51,692            94,161

  Total current                                       423,764           565,609
Deferred                                             (174,170)          (12,248)

    Total income tax expense                        $ 249,594         $ 553,361

The Bank's effective tax rate differs from the federal statutory rate as follows:

                                                             1999         1998

Tax based on federal statutory rate                          34.0%        34.0%
State income taxes, net of federal benefit                    1.4          3.7
Tax-exempt income                                           (11.0)        (5.7)
Other, net                                                   (2.1)         0.5

  Total income tax expense                                   22.3%        32.5%

The components of the deferred tax assets and liabilities at June 30 were as follows:

                                                           1999           1998

Deferred tax assets:

  Allowance for loan losses                              $224,265       $184,414
  Charitable contribution carryover                       144,806             --
Capital loss carryover                                     13,697             --
Investments                                                51,438             --
Nonaccruing interest                                       13,123         34,739

    Total deferred tax assets                            $447,329       $219,153

Deferred tax liabilities:
  Depreciation                                           $185,417       $160,069
  Investments                                                  --        219,403
  ESOP Contribution                                        16,467             --

    Total deferred tax liabilities                       $201,884       $379,472

A portion of the change in the net deferred tax asset related to the unrealized gains and losses on securities available-for-sale. The related deferred tax (benefit) expense of ($240,913) and $115,600 has been recorded directly to shareholders' equity in 1999 and 1998, respectively.

No deferred tax asset valuation allowance was deemed required at June 30, 1999, or 1998.

8. Commitments and Contingent Liabilities

The Bank enters into financial agreements in the normal course of business that have off-balance sheet risk. These arrangements include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition.

The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Contract amounts of financial instruments that represent credit risk at June 30, 1999, are as follows:

Commercial lines of credit                                            $  296,000
Commitments to extend credit                                           3,522,820

                                                                      $3,818,820

Commitments to extend credit and commercial lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The amount of collateral, if any, required by the Bank upon the extension of credit is based on management's credit evaluation of the customer. Commitments to extend credit are primarily collaterallized by first liens on real estate. Collateral on extensions of commercial lines of credit varies but may include accounts receivable, inventory, property, plant and equipment, and income producing commercial property.

9. Employee Benefit Plans

Defined Benefit Pension Plan

Substantially all Bank employees who have completed one year of service and attained the age of 21 are covered by a noncontributory, multi-employer defined benefit pension plan. Under the plan, retirement benefits are primarily a function of both years of service and level of compensation. The Bank recognized pension expense in the amount of $120,000 and $102,000 in 1999 and 1998, respectively.

Defined Contribution Plan

The Bank also participates in a multi-employer defined contribution plan covering substantially all employees who have completed one year of service. The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 20% of their total compensation on a pre-tax basis. The Bank matches 50% of the first 6% of employee contributions. Company contributions associated with the plan amounted to $47,000 and $56,000 in 1999 and 1998, respectively.

ESOP

All Bank employees meeting the age and service requirements are eligible to participate in the ESOP established effective January 1, 1998 in conjunction with the reorganization. Acquisitions of unearned ESOP shares by the Bank were funded through a borrowing from the Company, which is repayable annually with interest at the prime rate over ten years. Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become 100% vested after five years of service. ESOP expense was $30,852 for year ended June 30, 1999. There were no ESOP expenses recorded for the year ended June 30, 1998. At June 30, 1999 there were 68,971 shares unearned. No shares have been released for allocation as of June 30, 1999.

10. Line of Credit

At June 30, 1999, the Bank had available a line of credit from another financial institution for $1,000,000. The line is collateralized by investment securities with interest based on the federal funds rate. At June 30, 1999, there was no outstanding balance on this line of credit.

11. Concentrations of Credit Risk

The Bank grants residential, consumer and commercial loans to customers primarily located in Greene County, New York and to a limited extent in the contiguous counties. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon employment and other economic factors throughout Greene County.

12. Fair Value of Financial Instruments

The Company determines fair values based on quoted market values, where available, or on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 "Disclosure About Fair Value of Financial Instruments," excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The methods to determine the fair value for each financial instrument are described in Note 1. The carrying amounts and estimated fair value of financial instruments as of June 30, 1999 and 1998 are as follows:

                                         June 30, 1999         June 30, 1998

                                       Carrying     Fair     Carrying     Fair
(In Thousands)                          Amount      Value    Amount       Value

Cash and short-term investments        $  6,136   $  6,136   $  8,272   $  8,272
Investment securities                    49,662     49,662     47,078     47,078
FHLB                                        765        765        700        700
Net Loans                                90,798     91,237     80,260     81,453
Deposits                                127,999    126,372    124,011    122,427

13. Regulatory Matters

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 1999, that the Company meets all capital adequacy requirements to which it is subject.

                                                                                      To be Well
                                                                                      Capitalized
                                                                 For Capital          Under Prompt
                                                  Actual         Adequacy Purposes    Action Provisions
(In Thousands of Dollars)                     Amount     Ratio   Amount    Ratio      Amount   Ratio

As of June 30, 1999

  Total capital (to risk weighted assets)     $24,888    28%     $7,091    8%         $8,863   10%
  Tier I capital (to risk weighted assets)    $24,096    27%     $3,545    4%         $5,318    6%
  Tier I capital (to average assets)          $24,096    16%     $5,984    4%         $7,481    5%

                                                                                      To be Well
                                                                                      Capitalized
                                                                 For Capital          Under Prompt
                                                  Actual         Adequacy Purposes    Action Provisions

                                              Amount     Ratio   Amount    Ratio      Amount   Ratio
As of June 30, 1998

  Total capital (to risk weighted assets)     $16,216    21%     $6,098    8%         $7,622   10%
  Tier I capital (to risk weighted assets)    $15,488    20%     $3,049    4%         $4,574    6%
  Tier I capital (to average assets)          $15,488    11%     $5,588    4%         $6,985    5%

14. Subsequent Events

The Board of Directors approved a 10% stock dividend on July 6, 1999, for shareholders of record July 26, 1999, effective August 9, 1999.

The Board of Directors also approved a stock repurchase program on July 6, 1999, whereby the Company may repurchase up to 107,638 shares, or approximately 5%, of the Company's outstanding shares, at purchase prices not to exceed in the aggregate $1.2 million.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 5:00 p.m. on October 27, 1999, at the Bank's main branch located at 425 Main Street in Catskill, New York

STOCK LISTING

Shares of Greene County Bancorp, Inc. are traded on the NASDAQ Small-Cap Market under the symbol GCBC.

SPECIAL COUNSEL

Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
State Street Centre
80 State Street
Albany, New York 12207

TRANSFER AGENT AND REGISTRAR

American Securities Transfer & Trust, Inc.
Denver, Colorado
303-986-5400

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Form 10-KSB for the fiscal year ended June 30, 1999, will be furnished without charge to shareholders upon written request to the Secretary, Greene County Bancorp, Inc., 302 Main Street, Catskill, New York 12414.

BOARD OF DIRECTORS

Top row, left to right
Paul Slutzky
Raphael Klein
J. Bruce Whittaker
David Jenkins, DVM

Bottom row, left to right

Martin Smith
Walter Ingalls
Richard Buck
Dennis O'Grady

Not pictured

Anthony Camera

[LOGO]

          Operations Center: 302 Main Street, Catskill, New York 12414
              Mailing Address: PO Box 470, Catskill, New York 12414
                                 (518) 943-2600