Form 10KSB40, Exhibit 13
period 2000-06-30
GREENE COUNTY BANCORP INC
filed 2000-09-28
CIK 1070524

EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

                       2000 ANNUAL REPORT TO STOCKHOLDERS
                           GREENE COUNTY BANCORP, INC.

Greene County Bancorp, Inc., a Delaware corporation, is the parent company of The Bank of Greene County. The Company's consolidated assets as of June 30, 2000 were $168 million.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill. In 1974, the bank changed to a New York State chartered mutual savings bank, under the name Greene County Savings Bank. In 1998, the Bank converted to the mutual holding company form of ownership, with the Bank changing its name to The Bank of Greene County.

The Bank serves Greene County, New York through an operations center and five banking offices in Catskill, Cairo, Coxsackie, Greeneville and Tannersville. As part of its mission the Bank tries to foster a sense of community service through personal service, local decision-making and participation with customers in community activities such as the Music in the Park series sponsored by the Bank for the last several years. The Catskill community in December 1999 recognized the Bank's community spirit by presenting the Bank with the Business of the Year Award from the Heart of Catskill, a local community business group.

Dear Shareholders,

I am pleased to report to you on the results of our first full year as a publicly owned company. The past year was a busy and productive one, continuing the expansion of our branch network and support systems.

Following a review of the Bank's performance for fiscal year 2000, on July 18, 2000, the Bank's Board of Directors declared the first semi-annual cash dividend of $0.12 per share, payable August 15, 2000 to shareholders of record on August 1, 2000.

The past year was highlighted by the opening, on June 10, 2000, of our newest branch office in the Village of Tannersville, NY. The post-and-beam architectural style of the branch complements those buildings found in several "park communities" located in the Town of Hunter. An initial level of business activity that far exceeded our estimates followed the many favorable comments on the quality and design of the building from area residents. We expect that this favorable trend will continue.

Net income for fiscal year 2000 was $958,100 as compared to $867,500 for the prior year, representing a $90,600 or 10.4% increase. The prior year's income was affected by a pre-tax charge associated with the funding of The Bank of Greene County Charitable Foundation for $484,150. Interest income increased 6.1% to $10.5 million for the year ended June 30, 2000, from $9.9 million for the year ended June 30, 1999. Interest expense for the year ended June 30, 2000 was $5.0 million as compared to $4.9 million during the 1999 fiscal year, a 2.0% increase.

Our net interest margin increased to 3.70% for fiscal 2000, as compared to 3.56% for the prior fiscal year. Net interest spread also improved to 3.42% for fiscal year 2000, as compared to 3.14% for fiscal 1999. Contributing to the increased net interest margin and net interest spread was the $2.8 million increase in non-interest bearing deposits to $12.3 million at June 30, 2000, as compared to the $9.5 million balance at June 30, 1999. Non-interest income rose to $850,600 for fiscal year 2000 from $543,300 in the prior year, a 56.6% increase. Contributing to this increase were ATM surcharges that were initiated during fiscal year 2000 and an increase in service charges collected on deposit accounts. Non-interest expense was $5.0 million during fiscal year 2000, a $0.7 million increase over $4.3 million for fiscal year 1999. This increase was primarily the result of our branch network expansion and expenses associated with enhancing infrastructure and operations, which included the hiring of an information systems manager, in order to ensure future success and competitiveness in an ever-increasing market for technical financial services.

Total assets increased to $167.7 million at June 30, 2000,an increase of $15.1 million or 9.9% over total assets of $152.6 million a year ago. The increase in assets was due to increases in cash, premises and equipment, and loans. The concentration in cash at June 30, 2000 was partially a result of maturing securities at the end of June 2000 and the recent decrease in loan demand due to an increase in the market interest rate environment.

Low interest rates during the first several months of fiscal year 2000 contributed to a continuation of the previous year's high level of lending activity. As interest rates rose during the spring of 2000, loan volume declined, most significantly in the demand for refinancing. Our low cost lending program for local fire departments and municipalities continues to generate business. Two loans totaling approximately $250,000 were closed during fiscal year 2000. At fiscal year end 2000 several more municipal loan applications wee being processed.

Our merchant credit card services program continues to grow with more than $15.0 million in credit card transactions processed by our vendor, ACS Merchant Services, during fiscal year 2000. Fees to the Bank totaled more than $29,000. With more than 50 merchants added during fiscal year 2000, we now have more than 220 participants. We expect this program to continue to grow during the coming year.

Deposits were up $5.5 million (4.3%) from a year ago. Not readily apparent in the increase was a change in the Bank's deposit mix. Fiscal year end 2000 saw a $2.8 million increase over last year's balances in transaction accounts, as the Bank increased its market penetration in low-cost checking and NOW accounts. We believe that the growth in this area is substantially due to the Bank's offering of 24-hour telephone and Internet banking, and our VISA check card. All of these services have seen a dramatic increase in usage over the past year.

On June 1, 2000 the Bank completed the installation of an off-site ATM machine at Hunter Mountain Ski Bowl. This high-traffic location should have a positive effect on non-interest income. As this report is written, we are waiting for regulatory approval for our latest application to open a full-service branch in the Town of Westerlo, located in southwestern Albany County.

Last year I reported to you on our extensive preparations for Y2K. I am very pleased to report that there were no significant operational problems associated with the change in the millennium. The addition last fall of a full-time Manager of Information Systems, combined with the hard work of all of our Y2K team members, provided for a smooth transition to the year 2000. The Bank took advantage of this window of opportunity to make significant upgrades in its technology systems. These changes have positioned us to take advantage of recent and upcoming cost-saving opportunities in telephone, Internet, and operational expenses.

As part of our conversion to a publicly owned company in December 1998, the Bank established The Bank of Greene County Charitable Foundation. In June 2000, the Foundation made its first grant awards totaling $25,600 to 14 area non-profit organizations. A wide variety of programs were funded to enhance the quality of life for the residents of Greene County.

We are very pleased with the events of the past year. We believe that the investments we have made in technology and staff at our administrative center, and in our new branch facility in Tannersville, will reward the Bank with a higher level of income in the future. The products and services that we offer are equal to, if not better than, those being offered by the larger banking institutions. Our advantage lies in the well-deserved reputation that we have for personal and friendly service, something that is lacking at many of our larger competitors. We will continue to look for new opportunities to expand our branch network, and we will remain informed about changes in technology and methods of service delivery to assure continued success in our market-place.

                                          Sincerely,


                                          J. Bruce Whittaker
                                          President and Chief Executive Officer

                         SELECTED FINANCIAL INFORMATION

      The selected financial and operational data presented below at and for the years shown were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. (the "Company"), or prior to December 30, 1998, Greene County Savings Bank and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

                                                                         June 30,
                                                                         --------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (In Thousands)
Selected Financial Condition Data:

Total assets ..............................................   $167,735   $152,644   $140,253
Loans receivable, net .....................................     97,819     90,798     80,260
Mortgage-backed securities (all available for sale)  ......      6,000      5,233      5,189
Investment securities (all available for sale) ............     33,892     35,984     35,565
Asset-backed securities (all available for sale) ..........      4,916      8,445      6,324
Deposits ..................................................    133,460    127,999    124,011
Shareholders' equity ......................................     23,594     23,922     15,730

                                                                       Years Ended
                                                                         June 30,
                                                                         --------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (In Thousands)
Selected Operations Data:

Total interest income .....................................   $ 10,547   $  9,942   $  9,503
Total interest expense ....................................      4,985      4,869      4,967
                                                              --------   --------   --------
   Net interest income ....................................      5,562      5,073      4,536
Provision for loan losses .................................        135        180        120
                                                              --------   --------   --------
Net interest income after provision for loan losses .......      5,427      4,893      4,416
Total noninterest income ..................................        851        543        436
Total noninterest expense .................................      4,973      4,319      3,149
                                                              --------   --------   --------
Income before taxes .......................................      1,305      1,117      1,703
Income tax provision ......................................        347        249        553
                                                              --------   --------   --------
Net income ................................................   $    958   $    868   $  1,150
                                                              ========   ========   ========

                                                                               At or for the Years Ended
                                                                                        June 30,
                                                                                        -------
                                                                               2000       1999       1998
                                                                               ----       ----       ----
Selected Financial Ratios and Other Data:
Performance Ratios:
   Return on average assets (ratio of net income to average total assets)       0.60%      0.58%      0.84%
   Return on average shareholders' equity (ratio of net income to
     average shareholders' equity) .......................................      4.10       4.25       7.63
   Ratio of operating expense to average total assets ....................      3.11       2.90       2.31
   Ratio of average interest-earning assets to average
       interest-bearing liabilities ......................................    108.61     112.31     109.58
   Net interest rate spread (1) ..........................................      3.42       3.14       3.15
   Net interest margin (2) ...............................................      3.70       3.56       3.52
   Efficiency ratio (3) ..................................................     77.55      76.90      64.90

Asset Quality Ratios:
   Nonperforming assets to total assets at end of period .................      0.49       0.56       0.72
   Nonperforming loans to total loans at end of period ...................      0.68       0.94       1.10
   Allowance for loan losses to nonperforming loans ......................    128.93      91.94      82.17
   Allowance for loan losses to loans receivable, net ....................      0.89       0.87       0.91

Capital Ratios:
   Shareholders' equity to total assets at end of period .................     14.07      15.68      11.22
   Average shareholders' equity to average assets ........................     14.63      13.70      11.05
   Book value ............................................................   $ 11.94    $ 11.54        N/A
Other Data:
   Number of full-service offices ........................................         5          4          4

---------------
(1) The difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)   Net interest income as a percentage of average interest-earning assets.
(3) The ratio of noninterest expense divided by the sum of net interest income and noninterest income.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements". The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in this Management's Discussion and Analysis, describe future plans or strategies and include the Company's expectations of future financial results. The words "believe," "expect," "anticipate," "project," and similar expressions identify forward-looking statements. The Company's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results include but are not limited to (a) change in general market interest rates, (b) general economic conditions, (c) legislative and regulatory changes, (d) monetary and fiscal policies of the U.S. Treasury and the Federal Reserve, (e) changes in the quality or composition of the Company's loan and investment portfolios, (f) deposit flows, (g) competition, and (h) demand for financial services in the Company's market area. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements, since results in future periods may differ materially from those currently expected because of various risks and uncertainties.

General

      The Company's results of operations depend primarily on its net interest income, which is the difference between the income earned on the Company's loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, income and expense pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges. The Company's noninterest expenses consist principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect the Company.

Management of Credit Risk

      Management considers credit risk to be an important risk factor affecting the financial condition and operating results of the Company. The potential for loss associated with this risk factor is managed through a combination of policies approved by the Company's Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower's related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to the rating of loans, determination of when loans should be placed in a nonperforming status, and the factors that should be considered in establishing the Company's allowance for loan losses.

Management of Interest Rate Risk

      While the Company's loan portfolio, consisting primarily of mortgage loans collaterized by residential real property located in its market area, is subject to risks associated with the local economy, the Company's most significant form of market risk is interest rate risk because the Company's assets and liabilities are sensitive to changes in interest rates. The Company's assets consist primarily of residential mortgage loans, which have longer maturities than the Company's liabilities, which consist primarily of deposits. The Company does not engage in any hedging transactions, such as interest rate swaps and caps. The Company's interest rate risk management program focuses primarily on evaluating and managing the composition of the Company's assets and liabilities in the context of various interest rate scenarios.

Factors beyond management's control, such as market interest rates and competition, also have an impact on interest income and interest expense.

      A principal part of the Company's business strategy is to manage interest rate risk and to minimize the Company's exposure to changes in market interest rates. In recent years, the Company has followed the following strategies to manage interest rate risk: (i) maintaining a high level of liquid interest-earning assets such as short-term federal funds sold; (ii) maintaining a high concentration of less interest-rate sensitive and lower-costing core deposits; (iii) originating consumer installment loans that have up to five year terms but that have significantly shorter average lives due to early prepayments; and (iv) where possible, matching the funding requirements for fixed-rate residential mortgages with lower-costing core deposit accounts. By investing in liquid securities and originating consumer installment loans with shorter average durations, the Company believes it is better positioned to react to changes in market interest rates. Investments in short-term securities, however, generally bear lower yields than longer-term investments. Thus, these strategies may result in lower levels of interest income than would be obtained by investing in longer-term fixed-rate loans.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive " and by monitoring a Company's interest rate sensitivity "gap". An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2000, the Company's cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, as a percentage of total interest-earning assets was a negative 14.52%.

Certain shortcomings are inherent in the method of analysis presented in the GAP Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2000, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown in the GAP Table. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2000, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. The annual prepayment rate for real estate-related assets are based on the particulars of coupon maturity of the real estate-related assets.

                 Amounts maturing or Repricing at June 30, 2000
                             (Dollars in Thousands)

                                    Within 3     3 to 12      1 to 3       3 to 5      5 to 10     Beyond 10
                                     Months      Months       Years        Years        Years        Years       Total
Interest-earning assets: (1)
Loans receivable(2)                 $  1,208    $ 11,235     $  6,285     $  4,153     $ 12,718     $ 63,086    $ 98,685
Investment securities                  3,078       4,307       12,663       10,131        7,592        7,037      44,808
Federal funds sold                     9,800          --           --           --           --           --       9,800
Interest-bearing bank balances           736          --           --           --           --           --         736
FHLB stock                               879          --           --           --           --           --         879
Total interest-earning assets       $ 15,701    $ 15,542     $ 18,948     $ 14,284     $ 20,310     $ 70,123    $154,908

Interest-bearing liabilities:
Savings deposits                    $  2,694    $  8,084     $ 21,557     $ 21,557     $     --     $     --    $ 53,892
NOW deposits                             455       1,363        3,636        3,636           --           --       9,090
MMDA deposits                            309         928        2,476        2,476           --           --       6,189
Time deposits                          3,691      31,207       16,157          890           --           --      51,945
Borrowings                             5,000          --           --        2,500        2,500           --      10,000
Total interest-bearing
  liabilities                       $ 12,149    $ 41,582     $ 43,826     $ 31,059     $  2,500     $     --    $131,116

Interest sensitivity gap               3,552     (26,040)     (24,878)     (16,775)      17,810       70,123
Cumulative interest
  sensitivity gap                      3,552     (22,488)     (47,366)     (64,141)     (46,331)      23,792
Cumulative interest sensitivity
  as a percentage of total assets       2.12%     (13.41%)     (28.24%)     (38.24%)     (27.62%)      14.18%
Cumulative interest sensitivity
  as a percentage of total
  interest-earning assets               2.29%     (14.52%)     (30.58%)     (41.41%)     (29.91%)      15.36%
Cumulative interest-earning
  assets as a percentage of
  cumulative interest-bearing
liabilities                           129.24%      58.15%       51.45%       50.13%       64.66%      118.15%

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.
(2)   Calculated net of deferred loan fees, loan discounts and loans in process.

Analysis of Net Interest Income

      Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

      Average Balance Sheet. The following tables set forth certain information relating to the Company at June 30, 2000 and for the years ended June 30, 2000 and 1999. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, is expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are average monthly balances. Nonaccruing loans have been excluded from the yield calculations in these tables.

                                                         At June 30, 2000
                                                     -----------------------
                                                      Actual
                                                      Balance      Yield/Rate
                                                     --------      ----------
                                                      (Dollars In Thousands)
Interest-earning assets:
   Loans receivable, net (1) ...................     $ 97,819           7.43%
   Investment securities .......................       44,808           6.29
   Federal funds ...............................        9,800           3.61
   Interest-bearing bank balances ..............          736           5.67
   FHLB stock ..................................          879           7.53
                                                     --------       --------
     Total interest-earning assets .............     $154,042           6.85%
                                                     ========       ========

Interest-bearing liabilities:
   Savings deposits ............................     $ 53,892           3.40%
   Demand and NOW deposits .....................       15,279           1.01
   Time deposits ...............................       51,945           4.86
   Borrowings ..................................       10,000           4.75
                                                     --------       --------
     Total interest-bearing liabilities ........     $131,116           3.80%
                                                     ========       ========

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.

                                                                Years Ended June 30,
                                         --------------------------------------------------------------------
                                                  2000                               1999
                                         --------------------------------------------------------------------
                                           Average    Interest                Average   Interest
                                         Outstanding   Earned/              Outstanding  Earned/
                                           Balance      Paid    Yield/Rate    Balance      Paid    Yield/Rate
                                           -------      ----    ----------    -------      ----    ----------
                                                                           (Dollars in Thousands)
Interest-earning assets:
   Loans receivable, net (1) ...........   $ 95,694   $  7,269       7.60%   $ 85,938    $  6,635       7.72%
   Investment securities (2) ...........     47,376      2,816       5.94      48,034       2,893       6.02
   Federal funds .......................      5,641        354       6.28       7,067         330       4.67
   Interest bearing bank balances ......        729         42       5.76         630          35       5.56
   FHLB stock ..........................        803         66       8.22         722          49       6.79
                                           --------   --------   --------    --------    --------   --------
      Total interest-earning assets ....   $150,243   $ 10,547       7.02%   $142,391    $  9,942       6.98%
                                           ========   ========   ========    ========    ========   ========

Interest-bearing liabilities:
   Savings deposits ....................   $ 58,821   $  1,830       3.11%   $ 55,607    $  1,801       3.24%
   Demand and NOW deposits .............     18,644        154       0.83      16,321         138       0.85
   Time deposits .......................     51,622      2,526       4.89      54,862       2,930       5.34
   Borrowings ..........................      9,250        475       5.14          --          --         --
                                           --------   --------   --------    --------    --------   --------
      Total interest-bearing liabilities   $138,337   $  4,985       3.60%   $126,790    $  4,869       3.84%
                                           ========   ========   ========    ========    ========   ========

Net interest income ....................              $  5,562                           $  5,073
                                                      ========                           ========
Net interest rate spread ...............                             3.42%                              3.14%
                                                                 ========                           ========
Net yield on average interest-
   earning assets ......................                             3.70%                              3.56%
                                                                 ========                           ========
Average interest-earning assets to
   average interest-bearing liabilities                                        108.61%                112.30%
                                                                             ========               ========

---------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2)   Includes mortgage-backed securities and asset-backed securities.

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

                                                              Years Ended June 30,
                                         ---------------------------------------------------------------
                                           2000 vs. 1999                  1999 vs. 1998
                                         Increase/(Decrease)            Increase/(Decrease)
                                              Due to        Total               Due to          Total
                                         ------------------Increase/    -------------------    Increase/
                                         Volume   Rate    (Decrease)      Volume    Rate      (Decrease)
                                         ------   ----    ----------      ------    ----      ----------
                                                                (In Thousands)
Interest-earning assets:
  Loans receivable, net ..............   $ 739    $(105)     $ 634        $ 580    $(312)       $ 268
  Investment securities(1) ...........     (39)     (38)       (77)         223      (73)         150
  Federal fund .......................     (34)      58         24          119     (151)         (32)
  Interest-bearing bank deposits .....       6        1          7           (3)       8            5
  FHLB stock .........................       6       11         17           --       49           49
                                         -----    -----      -----        -----    -----        -----
    Total interest-earning assets ....     678      (73)       605          919     (479)         440
                                         -----    -----      -----        -----    -----        -----
Interest-bearing liabilities:
  Savings deposits ...................     106      (57)        49          117     (148)         (31)
  Demand and NOW deposits ............      19       (3)        16           36      (84)         (48)
  Time deposits ......................    (183)    (241)      (424)         (23)       3          (20)
  Borrowings .........................     475       --        475           --       --           --
                                         -----    -----      -----        -----    -----        -----
    Total interest-bearing liabilities     417     (301)       116          130     (229)         (99)
                                         -----    -----      -----        -----    -----        -----
Net interest income ..................   $ 261    $ 228      $ 489        $ 789    $(250)       $ 539
                                         =====    =====      =====        =====    =====        =====

(1) Includes mortgage-backed securities and asset-backed securities.

Comparison of Financial Condition at June 30, 2000 and June 30, 1999

      Assets. Total assets increased to $167.7 million at June 30, 2000 from $152.6 million at June 30, 1999, an increase of $15.1 million or 9.9%. Asset growth occurred in cash and cash equivalents, net loans receivable and premises and equipment. Cash and cash equivalents increased $9.7 million primarily as a result of matured securities and increases in deposits, pending the deployment of these funds into higher-yielding investments and loans. Net loans increased $7.0 million due to the low interest rate environment experienced during the beginning months of the fiscal year. Investment securities decreased $4.9 million to $44.8 million at June 30, 2000 from $49.7 million at June 30, 1999, as a result of investment maturities and redemptions. The premises and equipment increased due to computer upgrades associated with Y2K and other teller platform changes as well as the new branch in Tannersville. The growth in assets was primarily funded by new borrowings of $10.0 million from the Federal Home Loan Bank (FHLB) and deposit growth of $5.5 million, or 4.3%. The borrowings were originally obtained to fund loan origination, which remained strong through the end of calendar year 1999.

      Cash and federal funds sold holdings increased to $15.8 million at June 30, 2000, from $6.1 million at June 30, 1999, an increase of $9.7 million. The increase in cash of $3.2 million was a result of vault cash associated with the new Tannersville branch, and increases in cash items as a result of more transaction accounts. Federal funds sold increased from $3.4 million at June 30, 1999 to $9.8 million at June 30, 2000, an increase of $6.4 million. Several investment securities matured at the end of June 2000 and the monies had not been reinvested in either loans or other investment securities at June 30, 2000.

      The total investment securities portfolio declined from $49.7 million at June 30, 1999 to $44.8 million at June 30, 2000, a decrease of $4.9 million or 9.9%. Decreases in U.S. Treasury securities and asset-backed securities contributed the most to the overall decrease in the portfolio. U. S. Treasury securities decreased by $2.7 million, or 36.5%, from $7.4 million at June 30, 1999 to $4.7 million at June 30, 2000. Asset-backed securities decreased by $3.5 million, or 41.7%, from $8.4 million at June 30, 1999 to $4.9 million at June 30, 2000. The decreases in Treasuries and asset-backed securities was partially offset by an increase in corporate debt securities which increased to $12.8 million at June 30, 2000, from $11.5 million at June 30, 1999, an increase of $1.3 million or 11.3%. Consequently, the portfolio mix shifted with U.S. Treasuries representing 10.5% of the portfolio at June 30, 2000 as compared to 15.0% at June 30, 1999. Asset-backed securities represented 11.0% of the portfolio at June 30, 2000 as compared to 17.0% at June 30, 1999. Corporate debt securities represented 28.6% of the portfolio at June 30, 2000 as compared to 23.1% at June 30, 1999. The remaining portfolio remained relatively consistent with U.S. government agencies representing 11.6%, State and political subdivisions representing 22.1%, mortgage-backed securities representing 13.4%, and the remaining 2.8% allocated to equity securities and mutual fund holdings. The primary reason for the changes in the investment portfolio was to obtain higher yielding securities. The Company continues to invest in only high quality and rated investment securities.

      Total loans outstanding grew from $91.8 million to $99.0 million, an increase of $7.2 million or 7.9%. Residential mortgages accounted for the majority of the loan growth from $76.6 million at June 30, 1999, to $82.6 million at June 30, 2000, an increase of $6.0 million or 7.8%. An increase of $8.6 million in residential fixed rate loans was offset by a decrease of $2.6 million in adjustable residential loans resulting in a net increase in residential loans of $6.0 million between June 30, 1999 and 2000. The majority of the residential loan growth occurred during summer and early fall of 1999 due to the relatively low interest rate environment at the time, which contributed to the lower average loan yield of 7.60% for the year ended June 30, 2000 as compared to 7.72% for fiscal year ended June 30, 1999, a decrease of 12 basis points. Also contributing to the overall loan growth were increases in commercial real estate mortgages and commercial loans. Commercial real estate mortgages increased from $4.0 million at June 30, 1999 to $4.7 million at June 30, 2000, an increase of $0.7 million. Commercial loans increased $0.5 million to $1.7 million at June 30, 2000 from $1.2 million at June 30, 1999. The other classifications of loans remained relatively consistent between fiscal year ends. Management believes declines in loan demand occurred in the latter half of the fiscal year primarily due to the rising interest rate environment as a result of the Federal Reserve interest rate hikes.

      During October 1999, the Bank participated in an investment at a total cost of $1.2 million in the servicing rights for loans with outstanding principal balances totaling approximately $179.2 million. A third-party provider performs the servicing associated with the loans. The Bank will be liquidating this position in August 2000.

      Also, contributing to the overall increase in assets was the increase in premises and equipment of $1.6 million. The primary acquisitions were computer equipment and the new branch in Tannersville that opened on June 10, 2000 for business. Prepaid expenses and other assets increased $0.4 million at June 30, 2000 when compared to June 30, 1999. The most significant item contributing to the increase in prepaid expenses and other assets was an increase in net deferred tax asset associated with unrealized losses on the available-for-sale investment portfolio.

      Liabilities. Total deposits amounted to $133.5 million at June 30, 2000, compared to $128.0 million at June 30, 1999, representing an increase of $5.5 million or 4.3%. Non-interest bearing deposit accounts increased $2.8 million, or 29.5%, to $12.3 million at June 30, 2000 as compared to $9.5 million at June 30, 1999. Interest bearing deposits increased $2.6 million, or 2.2%, to $121.1 million at June 30, 2000 compared to $118.5 million at June 30, 1999. The most significant increases were in the money market deposit accounts and NOW accounts. Money market deposit accounts increased $2.3 million, or 59.0%, to $6.2 million at June 30, 2000 as compared to $3.9 million at June 30, 1999. NOW accounts increased to $9.1 million at June 30, 2000 as compared to $7.7 million at June 30, 1999, an increase of $1.4 million or 18.2%. Management has emphasized marketing of lower-costing money market and NOW accounts as compared to higher-rate time accounts.

      Borrowings at June 30, 2000 amounted to $10.0 million. There were no borrowings at June 30, 1999. The borrowings were incurred to assist in loan and other asset funding.

      Shareholders' Equity. Total shareholders' equity was $23.6 million at June 30, 2000 as compared with $23.9 million at June 30, 1999. Several items affected shareholders' equity including net income, a stock dividend declaration, a stock repurchase program, earned ESOP allocations and unearned stock compensation contributing to the slight overall net decrease in capital levels. Common stock repurchases resulted in a decrease of $1.0 million in shareholders' equity. Another item affecting the amount of shareholders' equity was unrealized losses on the available-for-sale portfolio of approximately $0.5 million, net of tax.

      The Company at June 30, 2000, met the regulatory requirements to be classified as well capitalized with total capital to risk weighted asset ratio of 25.4% as compared with 28.1% at June 30, 1999. The Tier 1 capital to risk weighted asset ratio decreased to 24.5% at June 30, 2000 from 27.2% at June 30, 1999 and the Tier 1 capital to average asset ratio decreased to 14.4% at June 30, 2000 from 16.1% at June 30, 1999.

Comparison of Operating Results for the Years Ended June 30, 2000 and June 30, 1999

      General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of residential and commercial real estate loans, consumer loans and securities available for sale, and the interest paid on interest-bearing liabilities, consisting of deposits and borrowings. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared with interest-bearing liabilities. The Company's earnings also are affected by its fees and service charges and gains on sale of loans and securities, as well as its level of operating and other expenses, including salaries and employee benefits, occupancy and equipment costs, data processing expense, marketing and advertising costs, and federal deposit insurance premiums.

      Net income for the fiscal year ended June 30, 2000, was $958,126 as compared to $867,514 for the fiscal year ended June 30, 1999, an increase of $90,612 or 10.4%. Net interest income increased to $5,562,420 for the period ended June 30, 2000 as compared to $5,072,461 for the earlier year period, an increase of $489,959 or 9.8%. Contributing to net income was noninterest income of $850,593 for the period ended June 30, 2000, an increase of $307,334, or 56.6%, from $543,259 for the period ended June 30, 1999. Noninterest expense increased to $4,973,024 for the period ended June 30, 2000, as compared to $4,318,612 for the period ended June 30,1999, an increase of $654,412 or 15.2%.

      Interest Income. Interest income for fiscal year 2000 amounted to $10.5 million as compared with $9.9 million for the year ended June 30, 1999, an increase of $0.6 million, or 6.1%. The increase in interest income was primarily a result of the increase in the average loan portfolio balances. The average balance of the loan portfolio increased $9.8 million, or 11.4 %, more than offsetting a decrease in the average yield of 12 basis points. The investment portfolio average balance decreased by $0.6 million, or 1.4%; while the average portfolio yield decreased by 8 basis points. The decrease in yield in the loan portfolio was consistent with the general decreasing interest rate environment experienced during the first half of the fiscal year, the time at which the majority of the loan portfolio increase occurred.

      Interest Expense. Interest expense remained relatively consistent for the fiscal year periods ended June 30, 2000 and June 30, 1999, at approximately $5.0 million and $4.9 million, respectively. Interest expense on deposits decreased by $0.4 million, or 8.2%, to $4.5 million for the period ended June 30, 2000 as compared to $4.9 million for the period ended June 30, 1999. The decrease in interest expense on deposit accounts was primarily attributable to a 45 basis point decrease in the rate paid on time accounts. However, this decrease in time accounts was offset by interest expense of $475,000 incurred due to borrowings from FHLB. No interest expense on borrowings was incurred for the period ended June 30, 1999.

      Net interest income. Net interest income for the year ended June 30, 2000 amounted to $5.6 million compared with $5.1 million for the year ended June 30, 1999, an increase of $0.5 million, or 9.8%. Increases in interest income of $0.6 million offset by increases in interest expense of $0.1 million contributed to the increase in net interest margin by 14 basis points to 3.70% for the year ended June 30, 2000, as compared to 3.56% for the year ended June 30, 1999. The net interest rate spread increased to 3.42% for the period ended June 30, 2000, as compared to 3.14% for the period ended June 30, 1999, an increase of 28 basis points. An increase of 4 basis points on average total interest-earning assets and a decrease of 24 basis points on average total interest-bearing liabilities contributed to the increase in net interest rate spread.

      Provision for Loan Losses. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level deemed appropriate to absorb future charge-offs and loans deemed uncollectible. In determining the appropriate levels of the allowance for loan losses, management considers past and anticipated loss experience, collateral values, current and anticipated economic conditions, volume and type of lending activities and the levels of non-performing and other classified loans. The allowance is based on estimates and the ultimate losses may vary from such estimates. Management of the Company assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the adequacy of the allowance.

      The provision for loan losses decreased by $45,000, or 25.0%, to $135,000 for the year ended June 30, 2000, compared with $180,000 for the year ended June 30, 1999. The decrease reflected a desire by management to maintain the allowance for loan losses at a level appropriate for recent growth in loan balances and decreases in the ratio of nonperforming loans to total loans. The ratio of nonperforming loans to total loans improved to 0.68% at June 30, 2000 from 0.94% at June 30, 1999. At June 30, 2000 and 1999, the allowance for loan losses was 0.9% of total loans outstanding.

      Noninterest Income. For the year ended June 30, 2000, noninterest income was $851,000 as compared with $543,000 for the year ended June 30, 1999, representing an increase of $308,000, or 56.7%. Contributing to the increases in noninterest income was increased service fees on deposit accounts, increased revenues from the Bank's merchant credit card processing program and initiated surcharges on foreign ATM users. Also contributing to noninterest income were revenues from purchased mortgage servicing rights.

      Noninterest Expense. Noninterest expense increased by $654,000, or 15.2%, for the year ended June 30, 2000, compared to the prior year. It should be noted that for the year ended June 30, 1999, noninterest expense was affected by the contribution to The Bank of Greene County Charitable Foundation of $484,000. Consequently, excluding the non-recurring contribution, the increase in noninterest expense was $1.1 million. The primary increase occurred in salaries and employee benefits that increased $669,000 between June 30, 1999 and June 30, 2000. The increase in salary expense is a result of additional staffing partially associated with the new branch in Tannersville, hiring of a manager of information systems and expenses associated with the ESOP and stock-based compensation plans. At June 30, 2000 there were 70 full-time equivalent employees as compared to 53 at June 30, 1999. Other noninterest expenses increased as a result of being a public entity with increased reporting and compliance requirements.

      Income Taxes. Total tax expense for the year ended June 30, 2000, was $347,000 as compared to $250,000 for the year ended June 30, 1999, resulting in an increase in tax expense of $97,000 or 38.8%. The primary factor affecting the tax expense was the increase in pretax income of $188,000. As a result, the effective tax rate was 26.6% for the year ended June 30, 2000, compared with 22.7% for the year ended June 30, 1999.

Liquidity and Capital Resources

      The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and debt securities, with lines of credit available through the Federal Home Loan Bank as needed. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, and borrowings are greatly influenced by general interest rates, economic conditions and competition.

      The Company's primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of mortgage-backed securities, and debt securities. During the years ended June 30, 2000 and 1999, the Company's loan originations totaled $31.8 million and $41.1 million, respectively. Purchases of mortgage-backed securities and debt securities totaled $7.3 million and $21.1 million for the years ended June 30, 2000 and 1999, respectively. These activities were funded primarily by borrowings from the FHLB, deposit growth, and principal payments on loans, mortgage-backed securities and debt and equity securities during fiscal year 2000. Loan sales did not provide an additional source of liquidity during the years ended June 30, 2000 and 1999, as the Company generally originates loans for retention in its portfolio.

      The Company experienced a net increase in total deposits of $5.5 million and $4.0 million for the years ended June 30, 2000 and 1999, respectively. The level of interest rates and products offered by local competitors are some factors affecting deposit flows.

      The Company monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event the Company requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to the Company. During fiscal year 2000, the Company borrowed $10.0 million from the FHLB. Five million dollars of the borrowing is short-term maturing in less than six months and $2.5 million matures in September 2004, and the remaining $2.5 million matures in October 2005.

      Loan commitments totaled $1.3 million at June 30, 2000 and were comprised of $0.5 million in commitments to originate fixed rate residential loans, and $0.8 million in commitments to fund commercial lines of credit. The Company anticipates that it will have sufficient funds available to meet current loan commitments. Time accounts or certificate of deposits, which are scheduled to mature in one year or less from June 30, 2000, totaled $34.9 million. Based upon the Company"s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

      At June 30, 2000 and 1999, the Bank and Company exceeded all of their regulatory capital requirements. Shareholders' equity represented 14.1% of total assets at June 30, 2000, as compared to 15.7% at June 30, 1999.

      The Company's most liquid assets are cash and cash equivalent accounts. The levels of these assets are dependent on the Company"s operating, financing, lending and investing activities during any given period. At June 30, 2000, cash and cash equivalents totaled $15.8 million, or 9.4% of total assets.

Impact of New Accounting Standards

      FASB Statement on Derivatives and Hedging Activities. In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a foreign currency hedge. A specific accounting treatment applies to each type of hedge. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and, accordingly, will be adopted by the Company in the fiscal year beginning on July 1, 2000. The Company has not engaged in derivatives and hedging activities covered by the new standard, and does not expect to begin such activities. Accordingly, the adoption of SFAS No. 133 will have no impact on the Company's consolidated financial statements.

Year 2000 Compliance

      The Company's information technology systems and facilities successfully completed the "roll-over" to the year 2000. The Company's transition to the year 2000 during the first six months of 2000 resulted in no adverse or negative impacts associated with the use of date sensitive systems and equipment. The Company believes that with its successful transition to the year 2000, the preponderance of risk associated with the year 2000 problem has been identified and eliminated. The Company estimates that the total cost of its year 2000 assessment and remediation plan has amounted to approximately $200,000, which has been funded through operating cash flow.

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial data for the years ended June 30, 2000 and 1999 is as follows:

                                             First    Second     Third    Fourth
                                            Quarter   Quarter   Quarter  Quarter
                                            -------   -------   -------  -------
                                            (In Thousands Except Per Share Data)

Fiscal 2000
-----------

Interest income ..........................  $ 2,581   $ 2,614   $ 2,627  $ 2,725
Net interest income ......................    1,430     1,363     1,360    1,409
Provision for losses .....................       45        30        30       30
Income before provision for
  income taxes ...........................      362       341       324      278
Net income (loss) ........................      223       252       263      220
Earnings per common share - Basic ........    $0.11     $0.13     $0.13    $0.11
Earnings per common share - Diluted ......    $0.11     $0.13     $0.13    $0.11

Fiscal 1999
-----------

Interest income ..........................  $ 2,472   $ 2,448   $ 2,494  $ 2,528
Net interest income ......................    1,173     1,177     1,337    1,385
Provision for losses .....................       45        45        45       45
Income before provision
  for income taxes .......................      402      (162)      479      398
Net income (loss) ........................      249       (94)      316      397
Earnings per common share - Basic ........       NA        NA     $0.15    $0.17
Earnings per common share - Diluted ......       NA        NA     $0.15    $0.17

Earnings per common share have not been presented prior to December 30, 1998 (the date of the public offering), as no shares were outstanding and such information would not be meaningful.

                        COMMON STOCK AND RELATED MATTERS

      The Company's common stock is listed on the NASDAQ Small-Cap Market under the symbol "GCBC." As of August 1, 2000, the Company had four registered market makers, 654 shareholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 2,045,235 shares outstanding. As of such date, Greene County Bancorp, MHC (the "Mutual Company"), the Company's mutual holding company, held 1,152,316 shares of common stock, the Company held 107,600 shares of Treasury stock, and other shareholders held 892,919 shares.

      The following table sets forth closing market price and dividend information for the common stock since the completion of the Company"s initial public offering, which was completed on December 30, 1998.

                                                                    Semi-annual
                                                                  Cash Dividends
           Quarter Ended            High            Low              Declared
           -------------            ----            ---              --------
           June 30, 2000            $9              $7 5/8        $ 0.00 / share
           March 31, 2000           $8 15/16        $7 3/4        $ 0.00 / share
           December 31, 1999        $10 1/4         $8 5/8        $ 0.00 / share
           September 30, 1999       $10 1/2         $8 26/64      $ 0.00 / share
           June 30, 1999            $8 55/64        $7 1/2        $ 0.00 / share
           March 31, 1999           $9 35/64        $8 13/32      $ 0.00 / share

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

      The Company declared its first semi-annual cash dividend on July 18, 2000 for $0.12 per common share for shareholders of record August 1, 2000, payable on August 15, 2000.

                                 AUDITOR REPORT

PricewaterhouseCooper letter

To the Board of Directors and Shareholders
Greene County Bancorp, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and its subsidiary at June 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Pricewaterhousecoopers LLP

July 27, 2000

                           Greene County Bancorp, Inc.
                 Consolidated Statements of Financial Condition
                          As of June 30, 2000 and 1999

                                                                      June 30, 2000    June 30, 1999
ASSETS
Cash and due from banks                                                $  6,013,605     $  2,784,524
Federal funds sold                                                        9,800,000        3,351,222
                                                                       ------------     ------------
    Total cash and cash equivalents                                      15,813,605        6,135,746

Investment securities, at fair value                                     44,807,624       49,662,206
Federal Home Loan Bank stock, at cost                                       879,100          765,600

Loans                                                                    98,960,189       91,829,423
Less: Allowance for possible loan losses                                   (866,443)        (791,897)
      Unearned origination fees and costs, net                            (275,118)        (239,717)
                                                                       ------------     ------------
    Net loans receivable                                                 97,818,628       90,797,809

Purchased mortgage servicing rights                                       1,105,599               --
Premises and equipment                                                    5,113,620        3,513,906
Accrued interest receivable                                               1,164,735        1,130,744
Prepaid expenses and other assets                                           880,632          461,162
Other real estate owned                                                     151,133          176,850
                                                                       ------------     ------------

               Total Assets                                            $167,734,676     $152,644,023
                                                                       ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-interest bearing deposits                                          $ 12,344,344     $  9,468,291
Interest bearing deposits                                               121,115,904      118,531,180
                                                                       ------------     ------------
    Total deposits                                                      133,460,248      127,999,471

Borrowings from FHLB                                                     10,000,000               --
Accrued interest and other liabilities                                      455,912          436,874
Accrued income taxes                                                        224,567          285,812
                                                                       ------------     ------------

                Total Liabilities                                       144,140,727      128,722,157
                                                                       ------------     ------------

Shareholders' Equity
Common stock, par value $.10 per share; authorized 4,000,000,
Issued: 2,152,835 at June 30, 2000; 1,957,057 at June 30, 1999,
Outstanding: 2,045,235 at June 30, 2000; 1,957,057 at June 30, 1999         215,284          195,706
Additional paid-in capital                                               10,319,859        8,202,655
Retained earnings                                                        15,526,092       16,354,339
Accumulated other comprehensive income (loss)                              (524,546)        (118,394)
Less: Treasury Stock, 107,600 shares at cost                             (1,019,976)              --
      Unearned Stock-based compensation                                    (333,690)              --
      Unearned ESOP shares, 68,508 shares at cost                         (589,074)        (712,440)
                                                                       ------------     ------------
               Total shareholders' equity                                23,593,949       23,921,866
                                                                       ------------     ------------
               Total liabilities and shareholders' equity              $167,734,676     $152,644,023
                                                                       ============     ============

See notes to consolidated financial statements

                           Greene County Bancorp, Inc.
                        Consolidated Statements of Income
                   For the Years Ended June 30, 2000 and 1999

                                                           2000         1999
Interest income:
    Loans                                              $ 7,268,648   $ 6,635,055
    Investment securities                                2,120,295     2,250,266
    Mortgage-backed securities                             265,151       279,959
    Tax free securities                                    497,106       411,568
    Interest bearing deposits and federal funds sold       395,916       364,853
                                                       -----------   -----------
Total interest income                                   10,547,116     9,941,701

Interest expense:
    Interest on deposits                                 4,509,672     4,869,240
    Interest on borrowings                                 475,024            --
                                                       -----------   -----------
Total interest expense                                   4,984,696     4,869,240

Net interest income                                      5,562,420     5,072,461

Less: Provision for loan losses                            135,000       180,000

Net interest income after provision for loan losses      5,427,420     4,892,461
                                                       -----------   -----------

Noninterest income:
    Service charges on deposit accounts                    389,648       305,612
    Other operating income                                 460,945       237,647
                                                       -----------   -----------
Total other income                                         850,593       543,259

Noninterest expense:
    Salaries and employee benefits                       2,493,206     1,823,901
    Occupancy expense                                      287,396       279,230
    Equipment and furniture expense                        247,333       239,514
    Service fees                                           458,782       435,686
    Charitable Foundation contribution expense                  --       484,150
    Office supplies                                        139,618       112,957
    Other                                                1,346,689       943,174
                                                       -----------   -----------
Total other expense                                      4,973,024     4,318,612

Income before provision for income taxes                 1,304,989     1,117,108

Provision for income taxes
    Current                                                345,404       423,764
     Deferred                                                1,459      (174,170)
                                                       -----------   -----------
Total provision for income taxes                           346,863       249,594
                                                       -----------   -----------

Net Income                                             $   958,126   $   867,514
                                                       ===========   ===========

Basic                                                        $0.48           N/A
Diluted                                                      $0.48           N/A

See notes to consolidated financial statements

                           Greene County Bancorp, Inc.
                 Consolidated Statements of Comprehensive Income
                   For the Years Ended June 30, 2000 and 1999

                                                                                   2000         1999
                                                                                 ---------    ---------
Net income                                                                       $ 958,126    $ 867,514

Other comprehensive income (loss)

Reclassification adjustment, net of income tax benefit $13,600                          --       20,400

Unrealized holding gain(loss) arising during the years
  ended June 30, 2000 and 1999, net of tax benefit
  of $306,395 and $240,913, respectively.                                         (406,152)    (381,194)
                                                                                 ---------    ---------

Total other comprehensive income (loss)                                           (406,152)    (360,794)
                                                                                 ---------    ---------

Comprehensive income                                                             $ 551,974    $ 506,720
                                                                                 =========    =========

See notes to consolidated financial statements

                           Greene County Bancorp, Inc.
           Consolidated Statements of Changes in Shareholders' Equity
                   For the Years Ended June 30, 2000 and 1999

                                                                  Accumulated
                                      Additional                     Other       Unearned                   Unearned      Total
                        Capital       Paid - In       Retained   Comprehensive  Stock-based    Treasury       ESOP     Shareholders'
                         Stock         Capital        Earnings      Income      Compensation     Stock       Shares       Equity
Balance at
June 30, 1998            $     --    $        --    $15,487,825    $242,400    $      --   $        --    $      --     $15,730,225

Net proceeds
 from sale of
common  stock            $191,864    $ 7,824,845                                                                          8,016,709

Issuance of
common stock
to Charitable
Foundation                  3,842        380,308                                                                            384,150

Capital
 contribution to
Greene County
Bancorp, MHC                                             (1,000)                                                             (1,000)

ESOP shares earned                        (2,498)                                                            33,350          30,852

ESOP shares acquired                                                                                       (745,790)       (745,790)

Net income                                              867,514                                                             867,514

Change unrealized
gain (loss) net                                                    (360,794)                                               (360,794)

                         ----------------------------------------------------------------------------------------------------------
Balance at
June 30, 1999            $195,706     $8,202,655    $16,354,339   $(118,394)   $      --   $        --    ($712,440)    $23,921,866
                         ==========================================================================================================

Balance at
June 30, 1999            $195,706     $8,202,655    $16,354,339   ($118,394)   $      --   $        --    ($712,440)    $23,921,866

Stock dividend             19,578      1,766,795     (1,786,373)                                                                 --

ESOP shares earned                        (7,116)                                                           123,366         116,250

Unearned stock-based
compensation                             357,525                                (357,525)                                        --

Stock-based
compensation
earned                                                                            23,835                                     23,835

Treasury stock
repurchased                                                                                 (1,019,976)                  (1,019,976)

Net income                                              958,126                                                             958,126

Change unrealized
gain (loss) net                                                    (406,152)                                               (406,152)
                         ----------------------------------------------------------------------------------------------------------
Balance at
June 30, 2000            $215,284    $10,319,859    $15,526,092   ($524,546)   ($333,690)  ($1,019,976)   ($589,074)    $23,593,949
                         ==========================================================================================================

See notes to consolidated financial statements

                           Greene County Bancorp, Inc.
                      Consolidated Statements of Cash Flows
                   For the Years Ended June 30, 2000 and 1999

                                                                2000            1999
                                                                ----            ----
Cash flows from operating activities:
Net Income                                                 $   958,126    $    867,514
Adjustments to reconcile net income to cash provided by
operating activities:
     Depreciation                                              240,000         210,000
     Net amortization of premiums and discounts                 53,287          60,769
     Provision for loan losses                                 135,000         180,000
     Contribution expense                                           --         384,150
     ESOP and other stock-based compensation earned            140,085          33,350
     Loss on sale of investments                                    --          34,298
     Loss on sale of other real estate                          14,548              --
     Provision (benefit) for deferred income taxes               1,459        (174,171)
     Net increase (decrease) in accrued income taxes           (61,245)        283,711
     Net (increase) in accrued interest receivable             (33,991)        (39,624)
     Net (increase) in prepaid and other assets               (142,551)       (120,117)
     Net increase in other liabilities                          19,038          87,879
                                                           -----------    ------------
          Net cash provided by operating activities          1,323,756       1,807,759

Cash flows from investing activities:
     Proceeds from maturities of securities                  5,029,103      11,792,084
     Proceeds from sale of securities                               --       1,282,738
     Purchases of securities and other investments          (4,997,497)    (19,185,580)
     Principal payments on securities                        4,207,167       2,873,139
     Principal payments on mortgage-backed securities          971,650       1,923,676
     Purchases of mortgage-backed securities                (2,321,777)     (1,997,793)
     Proceeds from sale of other real estate                    30,863         126,969
     Net increase in loans receivable                       (7,166,493)    (10,878,902)
     Purchases of premises and equipment                    (1,839,714)     (1,139,625)
                                                           -----------    ------------
          Net cash used by investing activities             (6,086,698)    (15,203,294)

Cash flows from financing activities:
     Borrowings from FHLB                                   10,000,000              --
     Purchases of treasury stock                            (1,019,976)             --
     Proceeds from issuance of common stock                         --       8,016,709
     Purchase of unallocated ESOP shares                            --        (745,790)
     Net increase in deposits                                5,460,777       3,988,279
                                                           -----------    ------------
          Net cash provided by financing activities         14,440,801      11,259,198

Net increase (decrease) in cash and cash equivalents         9,677,859      (2,136,337)

Cash and cash equivalents at beginning of period             6,135,746       8,272,083
                                                           -----------    ------------

Cash and cash equivalents at end of period                 $15,813,605    $  6,135,746
                                                           ===========    ============

See notes to consolidated financial statements

Cash paid during period for:
     Interest                                               $4,845,795      $4,869,960
     Income taxes                                           $  406,649      $  138,000

Non-cash investing activities:
  Foreclosed loans transferred to other real estate         $   71,128      $  180,271
  Change unrealized gain (loss) securities                   ($712,547)      ($622,107)

See notes to consolidated financial statements

Greene County Bancorp, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation:

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the "Company") and its subsidiary, The Bank of Greene County (the "Bank"). All material inter-company accounts and transactions have been eliminated. The Company utilizes the accrual method of accounting for financial reporting purposes. Amounts in the prior years' consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported.

Nature of operations:

The Bank has five full service offices and an operations center located in its market area consisting of Greene County, New York. The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans and investment securities.

Reorganization and stock offering:

Greene County Bancorp, Inc. is a Delaware corporation organized in December 1998 by The Bank of Greene County in connection with the conversion of the Bank from a New York chartered mutual savings bank to a New York capital stock form of organization and reorganization to a two-tiered mutual holding company. The Company was formed for the purpose of acquiring all of the capital stock of the Bank upon completion of the reorganization. The reorganization and offering were completed on December 30, 1998. Prior to that date, the Company had no assets and no liabilities. The financial statements presented for periods prior to the reorganization are for the Bank as the predecessor entity to the Company.

Completion of the offering resulted in the issuance of 1,957,057 shares of common stock, 1,047,560 shares (53.5%) of which were issued to the MHC, 871,082 shares (44.5%) of which were sold to eligible depositors of the Bank or issued to the Bank's ESOP, and 38,415 shares (2%) of which were issued to The Bank of Greene County Charitable Foundation, at $10.00 per share. Costs related to the offering, primarily marketing fees paid to investment banking firms, professional fees, registration fees, and printing and mailing costs, were $694,211: the net proceeds of the offering excluding these costs amounted to $8,016,709. The Bank's ESOP acquired 36,380 shares at issuance and an additional 36,380 shares were purchased in the open market after the initial offering.

The Bank established a liquidation account, as of the date of conversion, in the amount of $15.7 million, equal to its net worth as of the date of the latest consolidated statements of financial condition appearing in the final prospectus. The liquidation account is maintained for the benefit of eligible pre-conversion account holders who continue to maintain their accounts at the Bank after the date of conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled, under New York State Law, to receive a distribution from the liquidation account in an amount equal to their current adjusted account balances for all such depositors then holding qualifying deposits in the Bank.

Charitable Foundation:

As part of the reorganization and conversion, the Company established the Foundation, which is dedicated exclusively to supporting charitable causes and community development activities in Greene County, New York. The Foundation was funded in December 1998 with $384,150 of common stock (39,141 shares), and $100,000 cash contributed by the Company. A one-time charge of $484,150 is reflected in 1999 for this contribution. The contribution will be fully tax deductible, subject to an annual limitation based upon the Company's taxable income.

Use of estimates:

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

Cash and cash equivalents:

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits (with original maturity of three months or less) and federal funds sold. Generally, federal funds are for one-day periods. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. The amounts of interest bearing deposits included as cash equivalents at June 30, 2000 and 1999 were approximately $10,536,000 and $3,939,000, respectively.

Investment securities:

The Company has classified its investments in debt and equity securities as available for sale. Available for sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes.

Realized gains or losses on investment security transactions are based on the specific identification method and are reported under other income. Fair values of investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable investments. Premiums and discounts are amortized and accreted, respectively, using methods that approximate the effective yield method over the remaining contractual maturity, adjusted for anticipated prepayments.

Loans:

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Unearned discount on installment loans is recognized as income over the term of the loan, principally using a method that approximates the effective yield method. Nonrefundable loan fees and related direct costs are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective interest method.

Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates fair value.

Allowance for possible loan losses:

The allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by a provision for loan losses, charged to expense, and reduced by net charge-offs. The level of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The Bank considers residential mortgages, home equity loans and installment loans to customers small, homogeneous loans which are evaluated for impairment collectively based on historical loss experience. Commercial mortgage and business loans are considered impaired if it is probable that the Bank will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements. The measurement of impaired loans is generally based on the present value of estimated future cash flows, except that all collateral dependent loans are measured for impairment based on the fair value of the collateral.

Income recognition on impaired and nonaccrual loans:

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

Premises and equipment:

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

Other real estate:

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs.

Deposits:

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

Treasury Stock:

Common stock repurchases are recorded at cost and then held as treasury stock. During fiscal year 2000, the Company purchased 107,600 shares at an average cost of $9.48 per share. From time to time, the Company may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to the Company's earnings per share, book value per share, and general market and economic factors. Common stock has also been acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan.

Income taxes:

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

Earnings per share:

Basic earnings per share ("EPS") on common stock are computed by dividing the net income by the weighted average number of shares of common stock outstanding for the period. Diluted EPS are computed using the same method as basic EPS, but reflects potential dilution of common stock equivalents. EPS is not presented for periods in which the Company was not public for the entire period as such information would not be meaningful.

In calculating the weighted average number of shares outstanding, the results of a stock dividend, stock repurchase program, and unallocated ESOP shares were taken into account. The Board of Directors approved a 10% stock dividend on July 6, 1999, for shareholders of record July 26, 1999, effective August 9, 1999. As a result of the stock dividend, 195,778 new shares were issued bringing the total number of shares issued to 2,152,835. Shareholders who would have received a fractional share as a result of the dividend were rounded up to the next whole number. The affect of the stock dividend has been given retroactive treatment in the calculation of EPS for all periods presented. During January 2000, the repurchase program was completed and the Company had repurchased 107,600 shares for $1,019,976 at an average cost of $9.48. At June 30, 2000, 11,528 shares of the 80,036 shares of common stock in the ESOP were outstanding and allocated to employees leaving 68,508 unallocated, and excluded from the calculation for the number of shares outstanding. At June 30, 2000 the basic and diluted earnings per share amounts were the same since the common stock equivalents are antidilutive.

                                        Weighted Average
                           Net Income   Number of shares     Earnings Per Share
                           ----------   ----------------     ------------------
Basic and Diluted EPS        $958,126          2,000,452                  $0.48

2. Balance at Other Banks

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this daily average reserve requirement, included in cash and due from banks, was approximately $412,000 and $352,000 at June 30, 2000 and 1999, respectively.

3. Investment Securities

Securities available-for-sale at June 30, 2000, consisted of the following:

                                                                Gross       Gross        Estimated
                                                  Amortized     Unrealized  Unrealized   Fair
                                                  Cost          Gains       Losses       Value
                                                  -----------   ----------  ----------   -----------
U.S. Treasury                                     $ 4,672,010   $ 14,321    $    2,741   $ 4,683,590
U.S. Government agencies                            5,279,911      4,187        94,145     5,189,953
State and political subdivisions                   10,097,717        387       194,219     9,903,885
Mortgage-backed securities                          6,132,988         --       133,322     5,999,666
Asset-backed securities                             5,004,337         --        88,669     4,915,668
Corporate debt securities                          13,216,314         --       404,762    12,811,552
                                                  --------------------------------------------------
Total debt securities                              44,403,277     18,895       917,858    43,504,314
                                                  --------------------------------------------------

Equity securities and other                           138,707         --            --       138,707
Mutual funds                                        1,180,505         --        15,902     1,164,603
                                                  --------------------------------------------------
Total securities available-for-sale               $45,722,489   $ 18,895    $  933,760   $44,807,624
                                                  ==================================================

Securities available-for-sale at June 30, 1999, consisted of the following:

                                                                Gross       Gross        Estimated
                                                  Amortized     Unrealized  Unrealized   Fair
                                                  Cost          Gains       Losses       Value
                                                  -----------   ----------  ----------   -----------
U.S. Treasury                                     $ 7,343,998  $  93,362    $       --   $ 7,437,360
U.S. Government agencies                            5,550,829     19,869        55,345     5,515,353
State and political subdivisions                   10,272,901    175,587        89,452    10,359,036
Mortgage-backed securities                          5,270,498     17,049        54,613     5,232,934
Asset-backed securities                             8,480,225      1,960        37,424     8,444,761
Corporate debt securities                          11,739,192     18,609       279,380    11,478,421
                                                  --------------------------------------------------
Total debt securities                              48,657,643    326,436       516,214    48,467,865
                                                  --------------------------------------------------

Equity securities and other                            87,439         --            --        87,439
Mutual funds                                        1,114,831         --         7,929     1,106,902
                                                  --------------------------------------------------
Total securities available-for-sale               $49,859,913  $ 326,436     $ 524,143   $49,662,206
                                                  ==================================================

The amortized cost and estimated fair value of debt securities at June 30, 2000 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Amortized       Estimated
                                                     Cost            Fair Value
                                                     -----------     -----------

Amounts maturing in:
     One year or less                                $ 7,273,722     $ 7,253,674
     After one year through five years                22,482,035      21,908,753
     After five years through ten years                8,691,097       8,477,340
     After ten years                                   5,956,423       5,864,547
                                                     -----------     -----------
                                                     $44,403,277     $43,504,314
                                                     ===========     ===========

The Bank participated in a securities lending program with the Federal Home Loan Bank, former custodian of substantially all Bank securities at June 30, 1999. At June 30, 1999, $1.9 million securities were on loan under this program. During fiscal year 2000, the Company changed custodians and no longer participates in the securities lending program.

No securities were sold during fiscal year 2000. During fiscal year 1999, proceeds from sales of available-for-sale securities were $1,282,738. Gross realized losses on such sales were $34,298. There were no realized gains.

There were no pledged securities at June 30, 2000 or June 30, 1999.

4. Loan Servicing Rights

During October 1999, the Bank participated in a 50% investment at a total cost of $1,231,951 in the servicing rights for loans with outstanding principal balances totaling approximately $179.2 million. A third-party provider performs the servicing associated with the loans. The Bank will be liquidating its position in this investment in August 2000.

5. Loans

Major classifications of loans at June 30, 2000 and 1999, were summarized as follows:

                                                          2000             1999

Real estate mortgages:
    Residential                                   $ 82,564,836      $ 76,638,646
    Commercial                                       4,702,333         3,985,469
Home equity loans                                    4,630,606         4,688,915
Commercial loans                                     1,706,643         1,230,945
Installment loans to individuals                     4,865,283         4,760,587
Passbook loans to individuals                          490,488           524,861
                                                  ------------      ------------

                                                  $ 98,960,189      $ 91,829,423
                                                  ============      ============

At June 30, 2000 and 1999, loans to officers and directors were not significant.

Changes in the allowance for possible loan losses for the respective periods ended June 30 were as follows:

                                                         2000              1999

Balance, beginning of year                          $ 791,897         $ 728,478
Provision charged to expense                          135,000           180,000
Loans charged off                                     (65,557)         (125,971)
Recoveries                                              5,103             9,390
                                                    ---------         ---------
Balance, end of year                                $ 866,443         $ 791,897

At June 30, 2000 and 1999, the Bank's impaired loans for which specific valuation allowances were recorded were not significant. Nonaccrual loans amounted to $672,000 at June 30, 2000 and $682,000 at June 30, 1999.

6. Premises and Equipment

A summary of premises and equipment at June 30, 2000 and 1999, is as follows:

                                                        2000               1999

Land                                             $   424,702        $   424,702
Buildings and improvements                         2,733,075          2,730,617
CIP - Tannersville                                 1,560,168             23,540
Furniture and equipment                            2,687,166          2,386,538
                                                 -----------        -----------

Less: accumulated depreciation                    (2,291,491)        (2,051,491)
                                                 $ 5,113,620        $ 3,513,906

7. Deposits

Major classifications of deposits at June 30, 2000 and 1999 are summarized as follows:

                                                         2000              1999

Noninterest bearing                             $  12,344,344      $   9,468,291
Interest bearing deposits:
  Time accounts                                    51,944,929         52,177,128
   Savings accounts                                53,892,321         54,669,439
  Money market deposit accounts                     6,188,892          3,940,326
  NOW accounts                                      9,089,762          7,744,287
                                                -------------      -------------
Total Deposits                                  $ 133,460,248      $ 127,999,471
                                                =============      =============

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $6,249,000 and $5,516,000 at June 30, 2000 and 1999,
respectively.

8. Income Taxes

The provision for income taxes consists of the following:

                                                         2000              1999
Current:
    Federal                                         $ 288,543         $ 372,072
    State                                              56,861            51,692
                                                     --------         ---------
Total Current                                         345,404           423,764
    Deferred                                            1,459          (174,170)
                                                    ---------         ---------
Total income tax expense                            $ 346,863         $ 249,594
                                                    =========         =========

The Bank's effective tax rate differs from the federal statutory rate as follows:

                                                            2000          1999

Tax based on federal statutory rate                        34.00%        34.00%
State income taxes, net of federal benefit                  3.29          1.39
Tax-exempt income                                         (11.78)       (11.19)
Other - Meals & Entertainment                               0.20          0.12
Other, net                                                  0.89         (1.65)
                                                           -----         -----
Total income tax expense                                   26.60%        22.67%
                                                           =====         =====

The components of the deferred tax assets and liabilities at June 30 were as follows:

                                                             2000           1999
Deferred tax assets:
    Allowance for loan losses                           $ 285,125      $ 224,265
    Charitable contribution carryover                     110,961        144,806
    Capital loss carryover                                 13,471         13,697
    Investments                                           312,051         51,438
    Nonaccruing interest                                   13,878         13,123
    Other                                                  15,078             --
                                                        ---------      ---------
Total deferred tax assets                               $ 750,564      $ 447,329
                                                        =========      =========

Deferred tax liabilities:
    Depreciation                                        $ 196,008      $ 185,417
    ESOP contribution                                      34,120         16,467
                                                        ---------      ---------
Total deferred tax liabilities                          $ 230,128      $ 201,884
                                                        =========      =========

Net deferred tax asset                                  $ 520,436      $ 245,445

A portion of the change in the net deferred tax asset related to the unrealized gains and losses on securities available-for-sale. The related deferred tax benefit of $306,395 and $240,913 has been recorded directly to shareholders' equity in 2000 and 1999, respectively.

No deferred tax asset valuation allowance has been recorded at June 30, 2000 or 1999.

9. Commitments and Contingent Liabilities

The Bank enters into financial agreements in the normal course of business that have off-balance sheet risk. These arrangements include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition.

The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Contract amounts of financial instruments that represent credit risk at June 30, 2000, are as follows:

Commercial lines of credit                                            $  836,210
Commitments to extend credit                                             448,150
                                                                      ----------

                                                                      $1,284,360
                                                                      ==========

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

10. Employee Benefit Plans

Defined Benefit Pension Plan

Substantially all Bank employees who have completed one year of service and attained the age of 21 are covered by a noncontributory, multi-employer, defined benefit pension plan. Under the plan, retirement benefits are primarily a function of both years of service and level of compensation. The Bank recognized pension expense in the amount of $20,000 and zero during fiscal year 2000 and 1999, respectively.

Defined Contribution Plan

The Bank also participates in a multi-employer, defined contribution plan covering substantially all employees who have completed one year of service. The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 15% of their total compensation on a pre-tax basis. The Bank matches 50% of the first 6% of employee contributions. Company contributions associated with the plan amounted to $38,000 and $47,000 in 2000 and 1999, respectively.

ESOP

All Bank employees meeting the age and service requirements are eligible to participate in the ESOP established effective January 1, 1998 in conjunction with the reorganization. Acquisitions of unearned ESOP shares by the Bank were funded through a borrowing from the Company, which is repayable annually with interest at the prime rate over ten years. Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become fully vested after five years of service. ESOP expense was $116,250, and $30,852 for years ended June 30, 2000 and 1999, respectively. At June 30, 2000 and 1999, there were 68,508 and 80,036 shares unearned, respectively. At December 31, 1999, the ESOP plan year-end, 11,528 shares were released for allocation. No shares were released for allocation as of June 30, 1999.

11. Stock Based Compensation Plans

On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. Recognition and Retention Plan ("Recognition Plan"), which authorized the Board Directors to award up to 45,474 shares of Common Stock. On March 28, 2000, the Board of Directors granted 45,400 shares under the Recognition Plan to members of management and nonemployee directors. The market value of the shares award amounted to $357,525 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. The market value of the shares awarded will be recognized as compensation expense ratably over the 5-year vesting period. One fifth of each grant vests at the end of the year for five years. The first awards will vest on March 28, 2001. Compensation expense in association with the Recognition Plan amounted to $23,835 for fiscal year 2000.

On March 28, 2000, shareholders approved the Greene County Bancorp, Inc 2000 Stock Option Plan ("Option Plan"), which authorized the Board of Directors to grant up to 90,949 shares of Common Stock. On March 28, 2000, the Board of Directors granted 90,940 options to buy stock under the Option Plan at an exercise price of $7.875, the fair value of the stock on that date. All options have a 10-year term and vest ratably over the 5-year vesting period. The first options will vest on March 28, 2001. During fiscal year 2000, no options were exercised or forfeited. The Company applies provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and financial statement disclosure of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation". Since the exercise price is equal to the fair market value on the day of grant no compensation expense needs to be recognized for the Option Plan on the day of grant per the guidance of APB 25. SFAS No. 123 required companies not using a fair value based method of accounting for stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended June 30, 2000: weighted average exercise price of $7.88, weighted average risk-free interest rate of 6.46%, weighted average expected term of 5 years, weighted average expected volatility of 30.18%, weighted average expected dividend of 0%. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the forgoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. Consequently, the weighted average fair market value per share is estimated to be $3.04 for options whose stock price on the date of the grant was equal to the exercise price.

Pro forma disclosures for the Company for the year ended June 30, 2000 utilizing the estimated fair value of the options granted and an assumed 0% forfeiture rate are as follows:

Net Income:
  As reported            $958,126
  Pro forma              $944,301

Earnings per share:      Basic       Diluted
  As reported            $0.48       $0.48
  Pro forma              $0.47       $0.47

12. Federal Home Loan Advances

At June 30, 2000, the Bank had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of

Credit, each in the amount of $7,446,400 with the Federal Home Loan Bank (FHLB). Interest on this line is determined at the time of borrowing. In addition to the overnight line of credit program, the Bank also has access to the FHLB's Term Advance Program under which it can borrow at various terms and interest rates. Residential mortgages are pledged by the Bank as collateral to secure the Bank's line of credit and term borrowings.

At June 30, 2000, the Bank had the following borrowings:

   Amount             Rate          Maturity Date
   ------             ----          -------------
$5,000,000        6.29% - Fixed     08/29/2000
$2,500,000        6.82% - Fixed     09/02/2004
$2,500,000        6.80% - Fixed     10/04/2005

At June 30, 1999, there were no borrowings.

13. Concentrations of Credit Risk

The Bank grants residential, consumer and commercial loans to customers primarily located in Greene County, New York and to a limited extent in the contiguous counties. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon employment and other economic factors throughout Greene County.

14. Fair Value of Financial Instruments

The Company determines fair values based on quoted market values, where available, or on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 "Disclosure About Fair Value of Financial Instruments," excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The methods to determine the fair value for each financial instrument are described in Note 1. The carrying amounts and estimated fair value of financial instruments as of June 30, 2000 and 1999 are as follows:

                                         June 30, 2000         June 30, 1999

(in thousands)                         Carrying     Fair     Carrying     Fair
                                        Amount      Value     Amount      Value
                                       --------   --------   --------   --------
Cash and short-term investments        $ 15,814   $ 15,814   $  6,136   $  6,136
Investment securities                    44,808     44,808     49,662     49,662
FHLB                                        879        879        765        765
Net loans                                97,819     92,713     90,798     91,237
Deposits                                133,460    131,425    127,999    126,372

15. Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2000, that the Company meets all capital adequacy requirements to which it is subject.

(in thousands of dollars)                                                  To be Well Capitalized
                                                          For Capital           Under Prompt
                                       Actual          Adequacy Purposes      Action Provisions
                                 ------------------    ------------------   ---------------------
                                  Amount      Ratio    Amount     Ratio   Amount      Ratio
As of June 30, 2000
     Total capital               $23,814      25.4%   $ 7,500     8.0%   $ 9,375      10.0%
     (to risk weighted assets)

     Tier I capital              $22,947      24.5%   $ 3,750     4.0%   $ 5,625       6.0%
     (to risk weighted assets)

     Tier I capital              $22,947      14.4%   $ 6,389     4.0%   $ 7,987       5.0%
     (to average assets)

                                                                           To be Well Capitalized
                                                          For Capital           Under Prompt
                                       Actual          Adequacy Purposes      Action Provisions
                                 ------------------    ------------------   ---------------------
                                  Amount      Ratio    Amount     Ratio   Amount      Ratio

As of June 30, 1999
     Total capital               $24,888      28.1%   $ 7,091     8.0%   $ 8,863      10.0%
     (to risk weighted assets)

     Tier I capital              $24,096      27.2%   $ 3,545     4.0%   $ 5,318       6.0%
     (to risk weighted assets)

     Tier I capital              $24,096      16.1%   $ 5,588     4.0%   $ 7,481       5.0%

16. Subsequent Events

The Board of Directors approved a semi-annual $0.12 cash dividend on July 18, 2000, for shareholders of record August 1, 2000, payable August 15, 2000.

As of August 7, 2000, The New York State Banking Department and the Federal Deposit Insurance Corporation (FDIC) approved The Bank of Greene County's plan to open a branch in the town of Westerlo, New York. The branch is expected to open approximately January 1, 2001.

      STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 5:30 P.M. on November 27, 2000 at the Bank's main branch located at 425 Main Street in Catskill, New York.

Stock Listing

The NASDAQ Small-Cap Market under the symbol GCBC

Special Counsel

Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Auditors

PricewaterhouseCoopers LLP
State Street Centre
80 State Street
Albany, New York 12207

Transfer Agent and Registrar

ComputerShare Investor Services
Lakewood, Colorado
303-986-5400

Annual Report on Form 10-KSB

A copy of the Company's Form 10-KSB for the fiscal year ended June 30, 2000, will be furnished without charge to stockholders upon written request to the Secretary, Greene County Bancorp, Inc., 302 Main Street, Catskill, New York 12414.