Form 10KSB, Exhibit 13
period 2001-06-30
GREENE COUNTY BANCORP INC
filed 2001-09-28
CIK 1070524

2001 ANNUAL REPORT TO STOCKHOLDERS
                           GREENE COUNTY BANCORP, INC.

To Our Shareholders:

The past year can be summed up as a continuation of our commitment to our customers, communities and shareholders.

Following the completion of the conversion of the Company and its Mutual Holding Company to federal charters, the Company's Board of Directors declared a semi-annual cash dividend of $0.25 per share, payable September 1, 2001 to shareholders of record on August 15, 2001. This is an increase from the previous dividend of $0.12 per share, and was made possible by the federal charter conversion of the Mutual Holding Company, which waived receipt of its share of the dividend, as permitted under federal regulation.

Included with the March 1, 2001 semi-annual dividend check was a notice regarding the availability of a DRIP (dividend reinvestment) program. The DRIP program allows shareholders to automatically reinvest their dividend payments in Company stock through the transfer agent at no cost, without having to place an order through their broker. Shareholders are also afforded the opportunity through the DRIP program to purchase additional Company stock by remitting funds to the transfer agent.

Net income for fiscal year 2001 was $956,000 as compared to $958,000 for the prior year, representing a 0.2% decrease. The start up costs of the Tannersville office a year ago, and the opening of a full service office in the Town of Westerlo in February 2001 affected the current year's income. Interest income increased 9.5% to $11.5 million for the year ended June 30, 2001 from $10.5 million for the year ended June 30, 2000. Interest expense for the year ended June 30, 2001 was $5.4 million as compared to $5.0 million during the 2000 fiscal year, a 8.0% increase.

Our net interest margin increased to 3.76% for fiscal year 2001, as compared to 3.70% for the prior fiscal year. Net interest spread also improved, averaging 3.45% for fiscal year 2001, as compared to 3.42% for fiscal 2000. Contributing to the increased net interest margin and net interest spread was a continuation of our emphasis on lower cost transaction accounts.

Non-interest income rose to $1.1 million for fiscal year 2001, a 29.3% increase over the $851,000 recorded in fiscal year 2000. The continued growth in non-interest income was fueled by an increase in foreign ATM usage, continued growth in our merchant credit card processing program, and an increase in deposit account fees. Non-interest expense was $5.9 million for fiscal year 2001, a $0.9 million increase over $5.0 million for fiscal year 2000. This increase was primarily the result of the increased costs associated with the opening of the Tannersville and Westerlo offices and volume related costs associated with a bank-wide surge in new accounts.

Total assets increased to $185.1 million at June 30, 2001 an increase of $17.4 million or 10.4% over total assets of $167.7 million a year ago. The increase in assets was primarily due to increases in cash and cash equivalents, loans, and investments. The high level of cash and Federal Funds at fiscal year end was due to the unusually high level of activity in our mortgage department, resulting in an expected need for the cash in the first quarter of the new fiscal year.

Total deposits increased to $154.2 million at June 30, 2001, an increase of $20.7 million, or 15.5%, over the $133.5 million at June 30, 2000. During the past year we continued to feature the advantages of our line of transactions accounts for individuals and businesses. As of June 30, 2001, checking and NOW accounts had increased to $29.9 million, a $8.5 million, or 39.7%, increase from the $21.4 million balance at June 30, 2000, and such accounts now represent 19.4% of our deposits. We will continue to feature these lower cost accounts.


At fiscal year end, the Tannersville office, opened just one year ago, had more than 1,300 accounts totaling more than $7.0 million and the Westerlo office, opened in February of this year, had 580 accounts totaling just under $5.0 million. Both offices have been well received by their respective communities and we are confident of their continued success. Given the current level of activity, both offices should begin to contribute to the bottom line during the new fiscal year.

Net loans and mortgages totaled $109.8 million at fiscal year end June 2001, a $12.0 million or 12.3% increase over the previous fiscal year end total of $97.8 million. The merger, last fall, of a large local competitor with an outside financial institution resulted in an increase in mortgage activity beyond our expectations. During the last six months we have seen mortgage volume increase by more than 100%. This in itself might have caused funding problems for the Bank, but the deposit side of our business has been equally as busy, with deposits growing by more than $18.0 million during the same time period. Our reputation for personal and friendly service has proven to be the catalyst for encouraging depositors and borrowers alike to choose our Bank for their financial needs.

Our tax-free lending program for local municipalities and fire departments continued to attract new business. Included in the above loan and mortgage figures were six loans totaling $2.0 million closed during the year ended June 30, 2001.

Our merchant credit card program processed more than $21.0 million in volume through our vendor TransFirst (formerly ACS) during fiscal year 2001, a $6.0 million, or 40.0% increase over fiscal year 2000. More than 270 merchants currently participate in this program, and we expect the number of merchants and transaction volume to grow during the coming year.

We continue to offer the latest in banking technology to our customers and the results can be seen in the continued growth of our transaction accounts and related activity. Last year we reported on the Bank's recent offering of 24-hour telephone banking, Internet banking and the VISA check card. Our customers have readily adopted all of these enhancements, and usage continues to grow. We now receive in excess of 2,000 calls per week to our telephone banking connection and almost 1,000 visits per week to our Internet banking site. VISA check card volume is approximately 30,000 transactions per month. Our newest offering is MagicWrighter, a software program and support service that permits businesses to initiate ACH debits and credits from their place of business, allowing them to offer such features as direct deposit of their employees' pay checks and automated debits of their customers' checking accounts for repetitive bills such as cable television, Internet service and refuse removal. Initial reception by our business customers has been encouraging, and as can be seen by the VISA check card program, people prefer the convenience of electronic posting of their banking transactions.

We recently renegotiated, with our current vendor, our outsourcing contract for on-line data processing and we are in the process of moving our check clearing and statement rendering service from another vendor to them. This change in check clearing and statement service, together with the new data processing contract, promise to provide enhanced service to the Bank and its customers at a lower cost than in the past.

We firmly believe that smaller banks, such as ourselves, can effectively compete with large money center banks by partnering with quality vendors of banking products and services. We will continue to make ourselves aware of the latest developments in this area, implementing those products and services that we believe will benefit our customers and enhance our bottom line.

My message to you would not be complete without reporting on the activities of The Bank of Greene County Charitable Foundation. The Foundation was funded with $484,000 in stock and cash at the time of the Bank's conversion from a mutual to stock organization in December 1998. It is dedicated to the improvement of the quality of life for the residents of Greene County and the surrounding area.

During the fiscal year ended June 30, 2001 the Foundation awarded 19 grants totaling more than $20,000. A wide range of non-profit organizations benefited from the awards. Programs ranged from improvements at the Thomas Cole Historic Site, to a re-hab of the Athens community pool and a survey of senior citizens housing needs in the Mountain Top area. At fiscal year end, total assets of the Foundation were $516,000.



Much of our success is attributable to the Bank's officers and staff. From the managers and employees of the branch network who have seen an ever increasing volume of business, to the lending department, which has performed admirably during our unprecedented growth in loan and mortgage originations, to the back room operations department, which has given outstanding support to the branches and customer base, and the administrative department, which manages the overall operation of the Bank, we say "thank you" for a job well done.

I believe that the past year was one in which we began to reap the benefits of our investment in people, branches, and new products and technology. The coming year promises to be just as exciting as we build upon the solid foundation that is now in place.



Sincerely,


J Bruce Whittaker
President and Chief Executive Officer



SELECTED FINANCIAL INFORMATION


The selected financial and operational data presented below at and for the years shown were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. (the "Company") and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

                                                           At June 30,

(In thousands)                                       2001        2000      1999
SELECTED FINANCIAL CONDITION DATA:
Total assets                                       $185,105   $167,735  $152,644
Loans receivable, net                               109,757     97,819    90,798
Mortgage-backed securities (all available for sale)   8,783      6,000     5,233
Investment securities (all available for sale)       36,792     33,892    35,984
Asset-backed securities (all available for sale)      3,300      4,916     8,445
Deposits                                            154,193    133,460   127,999
Shareholders' equity                                $25,094    $23,594   $23,922



                                                           Years Ended June 30,

(In Thousands)                                       2001             2000           1999
SELECTED OPERATIONS DATA:
Total interest income                              $11,512          $10,547         $9,942
Total interest expense                               5,448            4,985          4,869
Net interest income                                  6,064            5,562          5,073
Provision for loan losses                               60              135            180
Net interest income after provision for loan losses  6,004            5,427          4,893
Total noninterest income                             1,097              851            543
Total noninterest expense                            5,928            4,973          4,319
Income before taxes                                  1,173            1,305          1,117
Income tax provision                                   216              347            249
Net income                                            $956             $958           $868



SELECTED FINANCIAL RATIOS AND OTHER DATA


                                             At and for the Years Ended June 30,



                                                      2001            2000            1999
PERFORMANCE RATIOS:
Return on average assets                             0.55%           0.60%           0.58%
(ratio of net income to average total assets)
Return on average shareholders' equity                3.93            4.10            4.25
(ratio of net income to average shareholders' equity)
Ratio of operating expenses to average total assets   3.44            3.11            2.90
Ratio of average interest-earning assets
to average interest-bearing liabilities             109.34          108.61          112.31
Net interest rate spread1                             3.45            3.42            3.14
Net interest margin2                                  3.76            3.70            3.56
Efficiency ratio3                                    82.78           77.55           76.90

ASSET QUALITY RATIOS:
Nonperforming assets to total
assets at end of period                               0.42            0.49            0.56
Nonperforming loans to total loans at end of period   0.67            0.68            0.94
Allowance for loan losses to non-performing loans   119.18          128.93           91.94
Allowance for loan losses to loans receivable, net    0.81            0.89            0.87

CAPITAL RATIOS:
Shareholders' equity to total
assets at end of period                              13.56           14.07           15.68
Average shareholders' equity to average assets       14.10           14.63           13.70
Book value                                          $12.66          $11.94          $11.54

OTHER DATA:
Number of full-service offices                           6               5               4

1 The difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

2 Net interest income as a percentage of average interest-earning assets.

3 The ratio of noninterest expense divided by the sum of net interest income and noninterest income.




General

     The Company's results of operations depend primarily on its net interest income, which is the difference between the income earned on the Company's loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, income and expense pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges. The Company's noninterest expense consists principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect the Company.

Management of Credit Risk

     Management considers credit risk to be an important risk factor affecting the financial condition and operating results of the Company. The potential for loss associated with this risk factor is managed through a combination of policies approved by the Company's Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can begranted to a single borrower and such borrower's related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral value ratios, approval limits and other under-writing criteria. Policies also exist with respect to the rating of loans, determination of when loans should be placed in a nonperforming status, and the factors that should be considered in establishing the Company's allowance for loan losses.

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

A principal part of the Company's business strategy is to manage interest rate risk and to minimize the Company's exposure to changes in market interest rates. In recent years, the Company has followed the following strategies to manage interest rate risk:

   (i) maintaining a high level of liquid interest-earning assets such as short-term federal funds sold;
   (ii) maintaining a high concentration of less interest-rate sensitive and lower-costing core deposits;
   (iii) originating consumer installment loans that have up to five year terms but that have significantly shorter average lives due to early pre-payments; and
   (iv) where possible, matching the funding requirements for fixed-rate residential mortgages with lower-costing core deposit accounts.

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

GAP ANALYSIS

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a company's interest rate sensitivity "gap". An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2001, the Company's cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, as a percentage of total interest-earning assets was a negative 15.80%.

     Certain shortcomings are inherent in the method of analysis presented in the gap table that follows. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2001, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown in the gap table. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2001, on the basis of contractual maturities, anticipated pre- payments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate and fixed-rate loans, and as a result of contractual rate adjustments on adjustable- rate loans. The annual prepayment rate for real estate-related assets are based on the particulars of coupon maturity of the real estate-related assets.


Amounts Maturing or Repricing at June 30, 2001
                                         Within        3 to 12        1 to 3
(Dollars in Thousands)                 3 Months         Months         Years
INTEREST-EARNING ASSETS
     Loans receivable                    $2,756         $8,806        $5,748
     Investment securities                2,744          4,393        14,733
     Federal funds sold                  13,468           ---          ---
     Interest-bearing bank balances         427           ---          ---
     FHLB stock                             940           ---          ---

                                       --------        --------      --------
TOTAL INTEREST-EARNING ASSETS1          $20,335        $13,199       $20,481
                                       ========        ========      ========


INTEREST-BEARING LIABILITIES
     Savings deposits                    $2,851         $8,553       $22,808
     NOW deposits                           572          1,717         4,579
     MMDA deposits                          460          1,379         3,678
     Certificates of deposit             13,421         32,179        11,513
     Borrowings
                                       --------       --------      --------
TOTAL INTEREST-BEARING LIABILITIES      $17,304        $43,828       $42,578
                                       ========       ========      ========

Interest sensitivity gap                  3,031        (30,629)      (22,097)

Cumulative interest sensitivity gap       3,031        (27,598)      (49,695)

Cumulative interest sensitivity gap
    as a percentage of total assets        1.64%        (14.91%)      (26.85%)

Cumulative interest sensitivity gap
    as a percentage of
    interest-earning assets                1.74%        (15.80%)      (28.46%)

Cumulative interest-earning assets
    as a Percentage of cumulative
    interest-bearing Liabilities         117.52%         54.86%        52.08%




Amounts Maturing or Repricing at June 30, 2001


(Dollars in Thousands)                   3 to 5         5 to 10        Beyond
                                          Years          Years         10 Years         Total
INTEREST-EARNING ASSESTS
    Loans receivable                       $5,936         $13,943        $73,731        $110,920
    Investment securities                  17,531           6,383          3,091          48,875
    Federal funds sold                      ---              ---            ---           13,468
    Interest-bearing bank balances          ---              ---            ---              427
    FHLB stock                              ---              ---            ---              940
                                          --------        --------       --------        --------
                                          $23,467         $20,326        $76,822        $174,630
TOTAL INTEREST-EARNING ASSETS1            ========        ========       ========        ========

INTEREST-BEARING LIABILITIES
    Savings deposits                      $22,809           $---           $---          $57,021
    NOW deposits                            4,578            ---            ---           11,446
    MMDA deposits                           3,677            ---            ---            9,194
    Certificates of deposit                 1,000            ---            ---           58,113
    Borrowings
                                            5,000            ---            ---            5,000
                                          --------       --------       -------         --------
                                          $37,064           $---           $---         $140,774
TOTAL INTEREST-BEARING LIABILITIES        ========        ========       =======        ========


Interest sensitivity gap                  (13,597)        20,326          76,822          33,856

Cumulative interest sensitivity gap       (63,292)       (42,966)         33,856

Cumulative interest sensitivity gap
    as a percentage of total assets        (34.19%)       (23.21%)         18.29%

Cumulative interest sensitivity gap
    as a percentage of
    interest-earning assets                (36.24%)         (24.60%)       19.39%

Cumulative interest-earning assets
    as a Percentage of cumulative
    interest-bearing                        55.04%           69.48%       124.05%


     1 Interest-earning assets are included in the period in w hich the balances
are  expected  to  be  redeployed  or  repriced  as  a  result  of   anticipated
prepayments, scheduled rate adjustments and contractual maturities.

     The following table presents the Bank's net portfolio value ("NPV"). These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other data providers. The information set forth below is based on data which included all financial instruments as of June 30, 2001. Assumptions made by the Bank relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets under the various interest rate scenarios are believed to be fundamentally sound. Actual maturity dates were used for fixed rate loans and certificate accounts. Investments securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the interest rate environment, as it existed on June 30, 2001. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include a uniform prepayment rate on loans and mortgage-backed securities of 10% annually, core deposits without stated maturity dates were scheduled with an assumed term of 48 months, and money market and noninterest bearing accounts were assumed to decay in 24 months. The NPV at "PAR" represents the difference between the Bank's estimated value of assets and estimated value of liabilities assuming no change in interest rates. The following sets forth the Bank's NPV as of June 30, 2001.



     Changes in
 Market Interest                   $Change     %Change     NPV as a % of assets
      Rates        Company NPV     From Par    From Par    NPV Ratio1  Change 2
  (Basis Points)

(In thousands)
   +300 bp          $19,499       $(12,998)   -40.00%       11.79%     -537 bps.
   +200 bp           24,372         (8,125)   -25.00%       14.01%     -315 bps.
   +100 bp           28,759         (3,738)   -11.50%       15.79%     -136 bps.
    PAR              32,497              0      0.00%       17.16%        0 bps.
   -100 bp           35,484          2,987      9.19%       18.12%       96 bps.
   -200 bp           37,982          5,485     16.88%       18.83%      168 bps.
   -300 bp          $40,145         $7,648     23.53%       19.39%      223 bps.



1 Calculated as the estimated NPV divided by the present value of total assets 2 Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

     As indicated with the gap table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.

Analysis of Net Interest Income

     Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest- bearing liabilities and the interest rate earned or paid on them, respectively.

Average Balance Sheet

     The following table sets forth certain information relating to the Company for the years ended June 30, 2001 and 2000. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, are expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are average monthly balances. Interest and balances of nonaccrual loans and certain deferred origination fees have been excluded from the average loan balances and yield calculations in these tables.


                                             2001          2001           2001
                                            Average      Interest        Average
                                         Outstanding      Earned/        Yield/
                                                                         Rate
                                            Balance         Paid

(Dollars in Thousands)
INTEREST-EARNING ASSETS:
   Loans receivable, net1                   $102,230        $7,884          7.71
   Investment securities2                     49,270         3,054          6.20
   Federal funds                               8,252           472          5.72
   Interest-bearing bank balances                551            37          6.72
   FHLB stock                                    909            65          7.15
                                            --------     -----------   ---------
     Total interest-earning assets          $161,212       $11,512          7.14
                                            ========      ===========  =========

INTEREST-BEARING
LIABILITIES
   Savings deposits                          $61,026        $1,876          3.07
   Demand and NOW deposits                    24,373           173          0.71
   Certificates of deposit                    53,298         2,807          5.27
   Borrowings                                  8,750           592          6.79
                                                                            3.69
                                            -----------    ----------    -------
    Total interest-bearing liabilities      $147,447        $5,448
                                            ===========    ==========    =======


Net interest income                                         $6,064

Net interest rate spread                                                    3.45%
Net interest margin                                                         3.76%

Average interest-earning assets to
   average interest-bearing liabilities                                   109.34%





                                            2000         2000           2000
                                          Average      Interest        Average
                                        Outstanding     Earned/        Yield/
                                        Balance         Paid            Rate
(Dollars in Thousands)
INTEREST-EARNING ASSETS:
   Loans receivable, net1                  $95,694       $7,269          7.60%
   Investment securities2                   47,376        2,816          5.94
   Federal funds                             5,641          354          6.28
   Interest-bearing bank balances              729           42          5.76
   FHLB stock                                  803           66          8.22

                                          --------     --------         -----
     Total interest-earning assets        $150,243      $10,547          7.02
                                          ========     ========         =====


INTEREST-BEARING
LIABILITIES
   Savings deposits                        $58,821       $1,830          3.11
   Demand and NOW deposits                  18,644          154          0.83
   Certificates of deposit                  51,622        2,526          4.89
   Borrowings                                9,250          475          5.14
                                           --------    --------         -----
    Total interest-bearing liabilities    $138,337       $4,985          3.60
                                          ========     ========        ======


Net interest income                                     $5,562

Net interest rate spread

Net interest margin

Average interest-earning assets to
   average interest-bearing liabilities

     1 Calculated net of deferred loan fees,loan discounts, loans in process and loan loss reserves.
     2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

Rate / Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

      (i)     Change attributable to changes in volume
                 (changes in volume multiplied by prior rate);
      (ii)    Change attributable to changes in rate
                 (changes in rate multiplied by prior volume); and
      (iii)   The net change.

     The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.





                                                     2001 versus 2000

                                           Increase/(Decrease)             Total
                                           Due to                          Increase/
                                           Volume         Rate            (Decrease)
(Dollars in Thousands)
INTEREST-EARNING ASSETS:
   Loans receivable, net1                   $503            $112            $615
   Investment securities2                    115             123             238
   Federal funds                             146             (28)            118
   Interest-bearing bank balances            (16)             11             (5)
   FHLB stock                                (66)             65             (1)
                                           -------         ------          -------

Total interest-earning assets                682             283            965
                                           -------        -------         --------


INTEREST-BEARING
LIABILITIES
   Savings deposits                           67             (21)            46
   Demand and NOW deposits                    35             (16)            19
   Certificates of deposit                    84             197            281
   Borrowings                                 89              29            118
                                          ------          ------        --------

Total interest-bearing liabilities           275            189             464
                                          ------          ------        --------


Net interest income                         $407             $94           $501
                                          ======          ======        ========




(Dollars in Thousands)                               2000 versus 1999

                                           Increase/(Decrease)          Total
                                                 Due to               Increase/
INTEREST-EARNING ASSETS:                    Volume         Rate      (Decrease)
   Loans receivable, net1                   $739           $(105)         $634
   Investment securities2                    (39)            (38)          (77)
   Federal funds                             (34)             58            24
   Interest-bearing bank balances              6               1             7
   FHLB stock                                  6              11            17
                                           -----         -------          ------

Total interest-earning assets                678             (73)          605
                                           -----          ------          ------

INTEREST-BEARING
LIABILITIES
   Savings deposits                          106             (57)            49
   Demand and NOW deposits                    19              (3)            16
   Certificates of deposit                  (183)           (241)          (424)
   Borrowings                                475             ---            475
                                           -----          ------          ------

Total interest-bearing liabilities           417            (301)           116
                                           -----          ------          ------


Net interest income                         $261            $228           $489
                                           =====          ======          ======




     1 Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.

     2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

     As can be seen from the table above the increase in volume had the greatest impact on both interest earning assets and interest-bearing liabilities as expected due to the deposit and loan growth during fiscal year 2001. It should be noted however that certificates of deposit were impacted more significantly by the change in rates corresponding to the general rate environment with increasing rates through the fall of 2000 and decreasing rates since January 2001.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2001 AND JUNE 30, 2000.

     Total assets increased $17.4 million or 10.4%, to $185.1 million at June 30, 2001 as compared to $167.7 million at June 30, 2000. Asset growth occurred primarily in federal funds sold, investments and loans. Declines occurred in purchased mortgage servicing rights, other real estate owned, and prepaid and other assets. The funding of asset growth came primarily from deposit growth.

Cash and federal funds sold

     Cash and due from banks decreased to $5.3 million at June 30, 2001 from $6.0 million at June 30, 2000, a decrease of $0.7 million or 11.7% as a result of daily fluctuations due to normal deposit account clearing activities and vault cash needs, based on customer cash needs. Federal funds sold increased to $13.5 million at June 30, 2001 from $9.8 million at June 30, 2000,an increase of $3.7 million or 37.8%. The level of federal funds sold is also a function of the daily account clearing needs and deposit levels, which can fluctuate significantly on a daily basis.

Investments

     Investments increased to $48.9 million at June 30, 2001 from $44.8 million at June 30, 2000, an increase of $4.1 million or 9.2%. As the table below demonstrates, the portfolio composition has shifted further to corporate and mortgage-backed securities from U.S. Treasuries and U.S. government agencies and asset-backed securities. The primary reason for the shift in the portfolio was to take advantage of the higher yielding corporate investments and mortgage-backed securities. As a result of higher yielding investments and growth in volume, the average yield on investments increased 26 basis points to 6.20% for fiscal 2001 as compared to 5.94% for fiscal 2000. U.S. government agency securities decreased $3.4 million or 65.4% primarily as a result of approximately $3.0 million in agencies being called or redeemed in the quarter-ended June 30, 2001. Management purchased $14.4 million in investments and $6.0 million in mortgage-backed securities during the fiscal year ended June 30, 2001. These purchases were offset by $10.7 million in maturities of investments, $2.3 million in principal payments on investments, $3.1 million in principal payments on mortgage-backed securities and $3.0 million of sales of investments. The sales of investments included a sale of $1.0 in purchased mortgage servicing rights at a loss of approximately $39,000, a sale of a $0.8 million zero-coupon Treasury bond at a gain of approximately $44,000, and a $1.2 million sale of a mutual fund at a loss of approximately $14,000. The sales of investments at a loss were done to take advantage of higher yielding, less risky investments; consequently, management expects the losses incurred to be offset over time by earnings on alternative investment products or funding of the loan portfolio. A significant portion, approximately 19.3% at June 30, 2001 and 22.1% at June 30, 2000, of the investment portfolio was invested in state and political subdivisions or tax-free investments to take advantage of tax savings as well as in some cases to promote the Company's participation in the local communities in which it operates.



                                                Market value at              Percentage
                                                  June 30, 2001            of portfolio

(Rounded to nearest thousand)
U.S. Treasuries                                          $1,005                   2.1%
U.S. government agencies                                  1,794                   3.7%
State and political subdivisions                          9,420                  19.3%
Mortgage-backed securities                                8,783                  18.0%
Asset-backed securities                                   3,300                   6.8%
Corporate debt securities                                23,432                  47.9%
                                                ----------------         -------------

Total debt securities                                    47,734                  97.7%

Equity securities and other                               1,141                   2.3


                                                ----------------         -------------
Total available-for-sale securities                  $   48,875                 100.0%
                                                ================         =============


                                                 Market value at            Percentage
                                                  June 30, 2000           of portfolio
(Rounded to nearest thousand)
U.S. Treasuries                                          $4,684                  10.4%
U.S. government agencies                                  5,190                  11.6%
State and political subdivisions                          9,904                  22.1%
Mortgage-backed securities                                6,000                  13.4%
Asset-backed securities                                   4,915                  11.0%
Corporate debt securities                                12,812                  28.6%

                                               ----------------          -------------
Total debt securities                                    43,505                  97.2%

Equity securities and other                               1,303                   2.9%


                                               ----------------          -------------
Total available-for-sale securities                  $   44,808                 100.0%
                                               ================          =============



Federal Home Loan Bank Stock
     Federal Home Loan Bank Stock amounted to $939,600 at June 30, 2001, an increase of $60,500. This increase was a result of minimum capital stock requirements of all members of the Federal Home Loan Bank of New York.



Loans
     Total loans increased to $110.9 million at June 30, 2001 from $99.0 million at June 30, 2000, an increase of $11.9 million or 12.0%. As seen from the table below, all loan categories grew. The largest growth occurred in residential mortgages that increased $6.9 million or 8.4% to $89.5 million at June 30, 2001 from $82.6 million at June 30, 2000. One factor contributing to the loan growth was the merger of a local competitor with an out of area bank, which resulted in a shift of new customers to the Bank. In addition to the residential mortgages the other loan categories have also expanded. Residential mortgages represented 83.4% of the portfolio at June 30, 2000 and 80.7% of the overall loan portfolio at June 30, 2001. Home equity and commercial loans each increased approximately $1.5 million during the fiscal year. Home equity loans grew to $6.1 million or 5.6% of the loan portfolio at June 30, 2001 from $4.7 million or 4.7% of the loan portfolio at June 30, 2000. This increase was a result of strong market demand and advertising efforts. Commercial loans increased to $3.3 million or 3.0% of the loan portfolio at June 30, 2001 as compared to $1.7 million or 1.7% of the loan portfolio at June 30, 2000. Installment loans also increased to $6.1 million or 5.5% of the loan portfolio at June 30, 2001 as compared to $4.9 million or 4.9% of the loan portfolio at June 30, 2000, an increase of $1.2 million or 24.5%. The yield on average loans increased 11 basis points to 7.71% for the period ended June 30, 2001 as compared to 7.60% for the period ended June 30, 2000.


                              At           Percentage               At                Percentage
                          June 30,            of                 June 30,                of
                           2001            portfolio              2000                portfolio
(Rounded to nearest thosands)
Real estate mortgages
   Residential             $89,528            80.7%              $82,565                 83.4%
   Commercial                5,239             4.7%                4,702                  4.8%
Home equity loans            6,138             5.6%                4,631                  4.7%
Commercial loans             3,291             3.0%                1,707                  1.7%
Installment loans            6,128             5.5%                4,865                  4.9%
Passbook loans                 596             0.5%                  490                  0.5%
                      ---------------------------------------------------------------------------

Total loans               $110,920           100.0%              $98,960                100.0%
                      ===========================================================================



Allowance for loan loss
     The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and valuation of OREO. Such agencies may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination. The allowance for loan losses is increased by a provision for loan losses (which results in a charge to expense) and is reduced by net charge-offs. Management will continue to monitor and modify the level of the allowance for loan losses in order to maintain it at a level which management considers adequate to provide for potential loan losses.


Analysis of the Allowance for Loan Losses

                                                  June 30, 2001   June 30, 2000

Balance at the beginning of the period                $866,443        $791,897
Charge-offs:
     Commercial real estate mortgage loans              26,432           ---
     Installment loans to individuals                   50,483          65,557
                                                --------------     -------------

Total loans charged off                                 76,915          65,557

Recoveries:
     Installment loans to individuals                   36,553           5,103
                                                --------------     -------------

Total recoveries                                        36,553           5,103

                                                --------------     -------------

Net charge-offs                                         40,362          60,454

Provisions charged to operations                        60,000         135,000
                                                --------------     -------------
Balance at the end of the period                      $886,081        $866,443
                                                ===============    =============


Ratio of net charge-offs to average loans outstanding     0.04%           0.06%
Ratio of net charge-offs to nonperforming assets          5.22%           7.35%
Allowance for loan loss to nonperforming loans          119.18%         128.99%
Allowance for loan loss to net loans                      0.81%           0.89%



Nonaccrual loans and Nonperforming assets
     Loans are reviewed on a regular basis. Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral. When a loan is determined to be impaired, the measurement of the loan is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Management places loans on nonaccrual status once the loans have become over 90 days delinquent. Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis. A loan does not have to be 90 days delinquent in order to be classified as nonperforming. Other real estate owned is considered nonperforming. The Bank had no accruing loans delinquent more than 90 days at June 30, 2001 or 2000.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

                                                           June 30,         June 30,
                                                             2001             2000
Nonaccruing loans:
     Real estate mortgage loans
           Residential mortgage loans(One-to-four family)  $660,607         $495,909
           Commercial mortgage loans                         71,711          155,002
     Home equity                                              2,380            ---
     Installment loans to individuals                         8,770           20,801
                                                          ---------         --------
 Total nonaccruing loans                                    743,468          671,712

Other real estate owned
     Real estate mortgage loans
           Residential mortgage loans (One-to-four family)     ---            42,133
           Commercial mortgage loans                         30,229            ---
     Commercial loans                                          ---           109,000
                                                          ---------         --------
Total other real estate owned                               30,229           151,133

                                                          ---------         --------
Total nonperforming assets                                $773,697          $822,845

                                                          =========         ========

Total nonperforming assets as a percentage of total assets   0.42%             0.49%
Total nonperforming loans to total loans                     0.67%             0.68%



     Gross interest income of $31,000 and $35,000 would have been recorded on non- accrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2001 and 2000, respectively. No interest income was recorded on nonaccrual loans more than 90 days delinquent during the fiscal years ended June 30, 2001 or 2000.

Other real estate owned
     Real estate acquired as a result of foreclosure or by deed in lieu of fore-closure is classified as other real estate owned ("OREO") until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses. Any subsequent write-down of OREO is charged against earnings. At June 30, 2001, other real estate owned amounted to $30,229 as compared to $151,133 at June 30, 2000. The decline was the net result of property sales amounting to approximately $335,000 and properties transferred to other real estate owned through foreclosure proceedings of approximately $195,000. A net gain of approximately $6,000 was recognized in connection with the sales of property.

Purchased mortgage servicing rights
     The Company's investment in purchased mortgage servicing rights was sold in August 2000 at a loss of approximately $39,000. The mortgage rights were sold as management was dissatisfied with the return based on the level of risk.

Premises and equipment
     Premises and equipment amounted to $5,052,208 at June 30, 2001 as compared to $5,113,620 at June 30, 2000. The decline of $61,412 was the net result of purchases of approximately $366,000 during the fiscal year and depreciation expense of approximately $427,000.

Accrued interest receivable
     At June 30, 2001, accrued interest receivable on loans and investments amounted to $1.4 million as compared to $1.2 million at June 30, 2000, an increase of $0.2 million or 16.7%. The increase was due to growth in the loan and investment portfolios that increased 12.0% and 9.2%, respectively.

Prepaid expenses and other assets
     Prepaid expense and other assets amounted to $288,914 at June 30, 2001 as compared to $880,632 at June 30, 2000, a decrease of $591,718. The primary reason for the decrease was due to the shift in the deferred tax position associated with the marking to market of the available-for-sale investment portfolio. At June 30, 2001, the net unrealized gain position of the available-for-sale portfolio amounted to $829,296 creating a deferred tax liability position as compared to a net unrealized loss position of the available-for-sale portfolio of $914,865 at June 30, 2000 which created a deferred tax benefit position.

Deposits
     Total deposits were $154.2 million at June 30, 2001 as compared to $133.5 million at June 30, 2000, an increase of $20.7 million or 15.5%. Noninterest bearing accounts and certificates of deposit had the largest dollar growth and noninterest bearing and money market accounts had the largest percentage growth. Noninterest bearing deposits increased $6.1 million or 49.6% to $18.4 million at June 30, 2001 as compared to $12.3 million at June 30, 2000. The deposit composition shifted to noninterest bearing deposits at 11.9% of the total deposit portfolio at June 30, 2001 as compared to 9.3% of the deposit portfolio at June 30, 2000. Certificates of deposits increased $6.2 million or 11.9% to $58.1 million at June 30, 2001 as compared to $51.9 million at June 30, 2000. Certificates of deposit represented 37.7% of deposits at June 30, 2001 as compared to 38.9% at June 30, 2000. Money market accounts increased $3.0 million to $9.2 million at June 30, 2001 representing 6.0% of total deposits as compared to $6.2 million or 4.6% of total deposits at June 30, 2000. The increases resulted from management's efforts to attract new core deposits including programs initiating free checking, opening of two new branches in Tannersville and Westerlo, offering a tiered money market product and focusing on attracting new business accounts.


                                 At             Percentage              At          Percentage
                              June 30,             of                June 30,           of
                                2001            portfolio              2000          portfolio
(Rounded to nearest thousand)
Noninterest bearing deposits  $18,418             11.9%               $12,344              9.3%
Certificates of deposit        58,113             37.7%                51,945             38.9%
Savings deposits               57,021             37.0%                53,892             40.4%
Money market deposits           9,194              6.0%                 6,189              4.6%
NOW deposits                   11,446              7.4%                 9,090              6.8%
                             --------  ----------------  -------------------- ----- -----------

Total deposits               $154,192            100.0%              $133,460            100.0%
                             ========  ================  ==================== ===== ===========


Borrowings from FHLB
     Borrowings from FHLB amounted to $5.0 million at June 30, 2001 as compared to $10.0 million at June 30, 2000, a decrease of $5.0 million or 50.0%. The decrease was primarily due to deposit growth and investment maturities and redemptions that enabled the Company to pay down the borrowing position and still maintain a high level of liquid assets for other funding needs.

Accrued expenses and other liabilities
     Accrued expense and other liabilities increased $167,126, or 36.7%, to $623,038 at June 30, 2001 as compared to $455,912 at June 30, 2000. The most significant factor contributing to the increase was the shift from a net deferred tax benefit position associated with the June 30, 2000, unrealized loss on the available-for-sale investment portfolio to a net deferred tax expense position associated with the unrealized gain position at June 30, 2001. These shifts corresponded to the changing interest rate environment, as interest rates have decreased the market value of the investment portfolio has correspondingly increased.

Accrued income taxes
     Accrued income taxes amounted to $195,646 at June 30, 2001 as compared to $224,567 at June 30, 2000, a decrease of approximately $29,000 or 12.9%. The level of accrued income tax is related to and will fluctuate as the result of changes in the estimated effective tax rate and provision for income taxes.

Shareholders' equity
     Retained earnings increased to $16.0 million at June 30, 2001 compared to $15.5 million at June 30, 2000 as a result of net income of $956,353 and dividend payments amounting to $489,420. Unearned stock-based compensation was affected by stock-based compensation earned as well as forfeited shares during the fiscal year. Unearned ESOP shares changed due to earned and allocated shares during the fiscal year. The change in other accumulated comprehensive income was a result of the change in the equity portion of marking to market the available-for-sale investment portfolio. The Company exceeded all regulatory capital requirements during fiscal year 2001 and 2000.

                         COMPARISON OF OPERATING RESULTS
               FOR THE YEARS ENDED JUNE 30, 2001 AND JUNE 30, 2000


     The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of residential and commercial real estate loans, consumer loans and securities available for sale, and the interest paid on interest-bearing liabilities, consisting of deposits and borrowings. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest- earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared with interest-bearing liabilities. The Company's earnings also are affected by its fees and service charges and gains on sale of loans and securities, as well as its level of operating and other expenses, including salaries and employee benefits, occupancy and equipment costs, data processing expense, marketing and advertising costs, and federal deposit insurance premiums.

Net interest income

     Net interest income is a function of interest income and interest expense. Net interest income for the fiscal year ended June 30, 2001 amounted to $6.1 million as compared to $5.6 million for the fiscal year ended June 30, 2000, an increase of $0.5 million or 8.9%. As a result of changes in interest-earning assets and interest-bearing liabilities, net interest spread increased three basis points to 3.45% for the period ended June 30, 2001 as compared to 3.42% for the period ended June 30, 2000. Net interest margin increased six basis points to 3.76% for the twelve-month period ended June 30, 2001 as compared to 3.70% for the twelve-month period ended June 30, 2000. Another factor contributing to the improvement in yield was an improvement in the level of average interest-earning assets to average interest-bearing liabilities that increased to 109.3% for fiscal 2001 as compared to 108.6% for fiscal 2000.

Interest income
     Interest income for the fiscal year ended June 30, 2001 amounted to $11.5 million as compared to $10.5 million for the fiscal year ended June 30, 2000, an increase of $1.0 million or 9.5%. As illustrated in the average balance sheet table, the yield on all interest-earning assets improved except on Federal Funds Sold and Federal Home Loan Bank Stock. Despite the declining short-term interest rates largely associated with the Federal Reserve policy, long-term interest rates associated with loans, which increased during the fall of 2000, have remained relatively consistent and have not been significantly affected.

     Interest income on loans amounted to $7.9 million for the fiscal year ended June 30, 2001 as compared to $7.3 million for the fiscal year ended June 30, 2000, an improvement of $0.6 million of 8.2%. Average balances for loans increased $6.5 million or 6.8% to $102.2 million for the fiscal year ended June 30, 2001 as compared to $95.7 million for the fiscal year ended June 30, 2000. The yield on average loans increased 11 basis points to 7.71% for the twelve-month period ended June 30, 2001 as compared to 7.60% for the same period the prior year. As can be seen from the rate/volume analysis, the change in interest income for loans was a combination of a change in volume and a change in rate; however the change due to volume of approximately $503,000 was more significant than the change due to rate of approximately $112,000. The change in rate was also affected by the increases in loan types, other than residential mortgages, that tend to earn a higher rate of interest.

     Interest income on investment securities including mortgage-backed and tax-free securities amounted to $3.1 million for the twelve-month period ended June 30, 2001 as compared to $2.9 million for the twelve-month period ended June 30, 2000, an increase of approximately $200,000 or 6.9%. The average balance of investment securities increased $1.9 million or 4.0% to $49.3 million for the fiscal year ended June 30, 2001 as compared to $47.4 million for the fiscal year ended June 30, 2000. Average yield on investment securities improved to 6.20% for the period ended June 30, 2001 as compared to 5.94% for the period ended June 30, 2000. As discussed earlier the change in the investment portfolio mix to higher yielding corporate securities and mortgage-backed securities from U.S. Treasuries and U.S. agency securities contributed to the enhanced yield position and increase in interest income. The Company had approximately $9.4 million or 19.3% of the investment portfolio allocated to state and political subdivisions or tax-free investments in order to take advantage of tax savings associated with this type of investment. These tax-free investments typically offer a lower yield due to the tax advantages they offer.

Interest expense
     Interest expense for the fiscal year ended June 30, 2001 amounted to $5.4 million as compared to $5.0 million for the fiscal year ended June 30, 2000, an increase of $0.4 million or 8.0%. Interest expense includes interest on deposits as well as interest on borrowings.

     Interest on deposits amounted to $4.9 million for the fiscal year ended June 30, 2001 as compared to $4.5 million for the fiscal year ended June 30, 2000, an increase of $0.4 million or 8.9%. Overall deposit growth amounted to $20.7 million or 15.5% between June 30, 2000 and June 30, 2001. Average interest-bearing deposits amounted to $138.7 million for the period ended June 30, 2001 as compared to $129.1 million for the period ended June 30, 2000, an increase of $9.6 million or 7.4%. Noninterest-bearing deposit growth amounted to $6.1 million or 29.5% of the growth between June 30, 2000 and June 30, 2001. Non-interest bearing deposits also represented a larger percentage of total deposits at 11.9% at June 30, 2001 as compared to 9.3% of total deposits at June 30, 2000. The largest growth in noninterest-bearing deposits occurred in the fourth quarter of fiscal year 2001 and permitted growth in deposits to out pace the increase in interest expense associated with such deposits. Certificates of deposit average rate increased to 5.27% for the fiscal year ended June 30, 2001 as compared to 4.89% for the fiscal year ended June 30, 2000. In an attempt to attract deposits to the Company's new branches in Tannersville and Westerlo certificate of deposit specials were run offering a rate typically 25 basis points above the local competition. Management offered these specials in efforts to draw not only the certificate of deposit funds to the new branches, but also the core deposits. This strategy has proven successful to date.

     Interest expense on borrowings amounted to $592,500 for the fiscal year ended June 30, 2001 and $475,000 for the fiscal year ended June 30, 2000. The difference in expense was due to the fluctuation during the fiscal year in the level and rate of the short-term borrowings. Despite the lower average balance of the borrowings during the fiscal year, as illustrated in the average balance sheet table, the increased rate on the short-term borrowings, which were not entirely paid down until April 2001, caused the overall increase in interest expense.

Noninterest income
     Noninterest income amounted to $1.1 million for the fiscal year ended June 30, 2001 and $851,000 for fiscal year ended June 30, 2000, an improvement of $249,000 or 29.3%. Service charges on deposit accounts amounted to $543,194 for the fiscal year ended June 30, 2001 as compared to $389,648 for fiscal year ended June 30, 2000. The increase of $153,546 was primarily due to an increase in the number of accounts. Other operating income increased to $553,593 for the fiscal year ended June 30, 2001 as compared to $460,945 for the fiscal year ended June 30, 2000, an increase of $92,648 or 20.1%. The increase in other types of income resulted from various loan fees, ATM machine usage, merchant services, gains on sales of other real estate owned and securities. One of the most significant increases occurred in debit card revenue, which increased to $64,000 for the fiscal year ended June 30, 2001 as compared to $11,000 for the fiscal year ended June 30, 2000. Merchant services income generated from offering merchants services to process credit and debit card transactions increased $13,000 when comparing fiscal year ended June 30, 2001 to fiscal year ended June 30, 2000. ATM surcharges also increased $19,000 when comparing fiscal year ended June 30, 2001 to fiscal year ended June 30, 2000. These increases were the result of increased volume as the fees charged has not changed. A gain of approximately $17,000 was associated with the sale of a property formerly categorized in other real estate owned. A gain of approximately $44,000 was also recognized on the sale of a zero-coupon Treasury security. These increases and gains were offset by the decrease of $141,000 in lost revenue associated with purchased mortgage servicing due to the sale of that investment.

Noninterest expense
     Noninterest expense amounted to $5.9 million for the fiscal year ended June 30, 2001 as compared to $5.0 million for the fiscal year ended June 30, 2000. Increases were seen throughout the various categories of noninterest expense except office supplies, which experienced a decline. Many of the increases were a result of the opening of two new branches in the last fiscal year. Salaries and employee benefits increased as a result of the staffing needs for the new branches, non-cash charges associated with the Management Recognition and Retention Plan and ESOP. The Company's funding requirement for the Financial Institutions Retirement Plan increased by $95,000, primarily due to changes in investment valuations and increased staffing levels. Occupancy and equipment and furniture expense each increased because of the opening of the new branches. The majority of the increase represented depreciation expense associated with the buildings and equipment purchases made during the last year for the Westerlo branch. Since the Tannersville branch was not put into service until June 2000, in fiscal 2000 only a half-month of depreciation was recognized on the branch as compared to twelve months of depreciation for fiscal 2001. The increase in service and data processing fees was also largely associated with the new branches and the offering of additional services to customers such as Internet banking. Other noninterest expense included items such as professional fees associated with legal and audit, advertising, postage, and telephone expenses. The relatively rural environment in which the Company operates increased some costs because of the inability to take full advantage of some of the technology advances in telephone and other data communication options.

Provision for income taxes
     The provision for income taxes directly reflects the expected tax associated with the revenue generated for the given year and certain regulatory requirements. The decrease in the provision was primarily due to the adjustments needed to properly reflect the expected tax requirements. The most significant items affecting the effective rate include: tax-exempt income, a refund from the prior year, adjustments to deferred taxes, and a valuation allowance. The valuation allowance was established due to the potential loss of a benefit associated with certain charitable contributions as a result of limitations on the level of deduction allowed by law.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and debt securities, as well as lines of credit and term borrowing facilities available through the Federal Home Loan Bank as needed. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, and borrowings are greatly influenced by general interest rates, economic conditions and competition.

     The Company's primary nvesting activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of mortgage-backed securities, and debt securities. Purchases of mortgage-backed securities and debt securities totaled $20.4 million and $7.3 million for the years ended June 30, 2001 and 2000, respectively. These activities were funded primarily through deposit growth, and principal payments on loans, mortgage-backed securities and debt securities during fiscal year 2001. Loan sales did not provide an additional source of liquidity during the years ended June 30, 2001 and 2000, as the Company generally originates loans for retention in its portfolio.

     The Company experienced a netincrease in total deposits of $20.7 million and $5.5 million for the years ended June 30, 2001 and 2000, respectively. The level of interest rates and products offered by local competitors are some factors affecting deposit flows. During 2001, a local competitor merged with an out of area bank, which appears to have drawn even more local households and businesses to use our services.

     The Company monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event the Company requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to the Company. During fiscal year 2001, the Company's maximum borrowing reached $12.0 million and minimum amounted to $5.0 million from the FHLB. The $5.0 million borrowing at June 30, 2001 was a combination of $2.5 million, which matures in September 2004, and the remaining $2.5 million matures in October 2005.

     Loan commitments totaled $4.0 million at June 30, 2001 and were comprised of $3.2 million in commitments to originate residential loans and $0.8 million in commercial loan commitments. Another $1.8 million in unused lines of credit, including $0.6 million in commercial lines of credit was outstanding at June 30, 2001. The Company anticipates that it will have sufficient funds available to meet current loan commitments. Time accounts or certificate of deposits, which are scheduled to mature in one year or less from June 30, 2001, totaled $45.6 million. Based upon the Company's experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

     At June 30, 2001 and 2000, the Bank and Company exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the financial statements. Shareholders' equity represented 13.6% of total assets at June 30, 2001, as compared to 14.1% at June 30, 2000.

     The Company's most liquid assets are cash and cash equivalent accounts. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At June 30, 2001, cash and cash equivalents totaled $18.8 million, or 10.2% of total assets.


A summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2001 and 2000 is as follows:



                                                    First              Second
                                                   Quarter            Quarter
(In thousands Expect Per Share Data)
FISCAL 2001
Loans receivable, net                              $98,914             $101,654
Deposits                                           132,749              136,025

Interest income                                      2,798                2,851
Net interest income                                  1,428                1,472
Provisions of loan losses                               15                   15
Income before provision for income taxes               260                  373
Net income                                             212                  250
Earnings per common share - Basic                     0.11                 0.13
Earnings per common share - Diluted                  $0.11                $0.13


FISCAL 2000
Loans receivable, net                              $94,387              $97,002
Deposits                                           127,893              128,089

Interest income                                      2,581                2,614
Net interest income                                  1,430                1,363
Provisions of loan losses                               45                   30
Income before provision for income taxes               362                  341
Net income                                             223                  252
Earnings per common share - Basic                     0.11                 0.13
Earnings per common share - Diluted                  $0.11                $0.13



                                                    Third                Fourth
                                                   Quarter              Quarter
(In thousands Expect Per Share Data)
FISCAL 2001
Loans receivable, net                             $103,832             $109,757
Deposits                                           140,955              154,193

Interest income                                      2,908                2,955
Net interest income                                  1,536                1,627
Provisions of loan losses                               15                   15
Income before provision for income taxes               248                  292
Net income                                             212                  282
Earnings per common share - Basic                     0.11                 0.14
Earnings per common share - Diluted                  $0.11                $0.14


FISCAL 2000
Loans receivable, net                              $97,484              $97,819
Deposits                                           128,405              133,460

Interest income                                      2,627                2,725
Net interest income                                  1,360                1,409
Provisions of loan losses                               30                   30
Income before provision for income taxes               324                  278
Net income                                             263                  220
Earnings per common share - Basic                     0.13                 0.11
Earnings per common share - Diluted                  $0.13                $0.11


COMMON STOCK AND RELATED MATTERS

     The Company's common stock is listed on the NASDAQ Small-Cap Market under the symbol "GCBC". As of August 15, 2001, the Company had six registered market makers, 637 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 2,040,355 shares outstanding. As of such date, Greene County Bancorp, MHC (the "Mutual Company"), the Company's mutual holding company held 1,152,316 shares of common stock or approximately 53.5% of total shares issued. The Company held 112,480 shares of Treasury stock. Consequently, shareholders other than the Mutual Company held 888,039 shares.

The following table sets forth high, low, closing market price and dividend information of Greene County Bancorp, Inc. common stock during the periods indicated for the years ended June 30, 2001 and 2000.

                                                                              Semi-Annual
                                                                            Cash Dividend
                           High                Low             Close             Declared
June 30, 2001              $14.00              $9.15          $10.90              None
March 31, 2001             $10.50              $9.06           $9.88             $0.12/share
December 31, 2000          $10.50              $8.00           $9.25               None
September 30, 2000         $ 9.13              $7.75           $8.50             $0.12/share

June 30, 2000              $ 9.00              $7.63           $7.75               None
March 31, 2000             $ 8.94              $7.75           $7.81               None
December 31, 1999          $10.25              $8.63           $8.69               None
September 30, 1999         $ 10.5              $8.41          $10.13               None




     Payment  of  dividends  on  the  Company's   common  stock  is  subject  to
determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations, financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount or dividends will be, or whether such dividends, once declared, will continue.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with U.S. generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS
     In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations", which requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interest method of accounting. The adoption of this statement in fiscal 2002 will have no impact on the Company's consolidated financial statements.

     In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets", which requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. The adoption of this statement in fiscal 2003 will have no impact on the Company's consolidated financial statements.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This annual report contains forward-looking statements. The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in this Management's Discussion and Analysis and elsewhere in this annual report, describe future plans or strategies and include the Company's expectations of future financial results. The words "believe," "expect," "anticipate," "project," and similar expressions identify forward- looking statements. The Company's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors that could affect actual results include but are not limited to:


(a) changes in general market interest rates,
(b) general economic conditions,
(c) legislative and regulatory changes,
(d) monetary and fiscal policies of the U.S. Treasury and the Federal Reserve,
(e) changes in the quality or composition of the Company's loan and investment portfolios,
(f) deposit flows
(g) competition, and
(h) demand for financial services in the Company's market area.

These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements, since results in future periods may differ materially from those currently expected because of various risks and uncertainties.

                        Report of Independent Accountants




PricewaterhouseCooper
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462-2030
Facsmile  (518) 427-4499


To the Board of Directors and Shareholders
Greene County Bancorp, Inc.

     In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and its subsidiary at June 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.


Pricewaterhousecoopers  LLP
/s/________________________
July 27, 2001


                           Greene County Bancorp, Inc.
                 Consolidated Statements of Financial Condition
                          As of June 30, 2001 and 2000

                                                         June 30, 2001     June 30, 2000
ASSETS
Cash and due from banks                                     $5,336,195        $6,013,605
Federal funds sold                                          13,468,163         9,800,000
                                                        --------------   ---------------
    Total cash and cash equivalents                         18,804,358        15,813,605

Investment securities, at fair value                        48,875,229        44,807,624
Federal Home Loan Bank stock, at cost                          939,600           879,100

Loans                                                      110,920,369        98,960,189
Less: Allowance for loan losses                               (886,081)         (866,443)
         Unearned origination fees and
         costs, net                                           (277,277)         (275,118)
                                                        ---------------  ---------------
    Net loans receivable                                   109,757,011        97,818,628

Purchased mortgage servicing rights                                ---         1,105,599
Premises and equipment                                       5,052,208         5,113,620
Accrued interest receivable                                  1,357,239         1,164,735
Prepaid expenses and other assets                              288,914           880,632
Other real estate owned                                         30,229           151,133
                                                        --------------   ---------------
               Total assets                               $185,104,788      $167,734,676
                                                        ==============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-interest bearing deposits                              $18,418,308       $12,344,344
Interest bearing deposits                                  135,774,206       121,115,904
                                                        --------------       -----------
    Total deposits                                         154,192,514       133,460,248

Borrowings from FHLB                                         5,000,000        10,000,000
Accrued expenses and other liabilities                         623,038           455,912
Accrued income taxes                                           195,646           224,567
                                                        --------------       -----------
                Total liabilities                          160,011,198       144,140,727

Shareholders' equity
Preferred stock,
  Authorized 1,000,000 at June 30, 2001;
                  none at June 30, 2000                          ---              ---
  Common stock, par value $.10 per share;
  Authorized: 12,000,000 at June 30, 2001;
               4,000,000 at June 30, 2000
  Issued: 2,152,835 at June 30, 2001 and 2000
  Outstanding: 2,040,355 at June 30, 2001;
               2,045,235 at June 30, 2000                      215,284           215,284
Additional paid-in capital                                  10,188,573        10,319,859
Retained earnings                                           15,993,025        15,526,092
Accumulated other comprehensive income (loss)                  499,022          (524,546)
Less: Treasury stock, 112,480 at June 30, 2001;
    107,600 at June 30, 2000, shares at cost                (1,075,923)       (1,019,976)
    Unearned stock-based compensation                         (229,753)         (333,690)
    Unearned ESOP shares 58,516 at June 30, 2001;
    Unearned ESOP shares 68,508 at June 30, 2000,
                               shares at cost                 (496,638)         (589,074)
                                                          ------------      ------------

     Total shareholders' equity                             25,093,590        23,593,949
                                                          ------------      ------------

     Total liabilities and shareholders' equity           $185,104,788      $167,734,676
                                                          ============      ============

See notes to consolidated financial statements.


                           Greene County Bancorp, Inc.
                        Consolidated Statements of Income
                   For the Years Ended June 30, 2001 and 2000

                                                    2001                  2000
Interest income:
    Loans                                        $7,883,669           $7,268,648
    Investment securities                         2,220,765            2,120,295
    Mortgage-backed securities                      440,407              265,151
    Tax free securities                             458,289              497,106
    Interest bearing deposits and federal
                               funds sold           509,241              395,916
                                                 ----------         ------------
Total interest income                            11,512,371           10,547,116

Interest expense:
    Interest on deposits                          4,855,977            4,509,672
    Interest on borrowings                          592,516              475,024
                                                 ----------         ------------
Total interest expense                            5,448,493            4,984,696

Net interest income                               6,063,878            5,562,420

Less: Provision for loan losses                      60,000              135,000
                                                 ----------         ------------

Net interest income after provision for
                            loan losses           6,003,878            5,427,420
                                                 ----------         ------------

Noninterest income:
    Service charges on deposit accounts             543,194              389,648
    Other operating income                          553,593              460,945
                                                 ----------         ------------
Total noninterest income                          1,096,787              850,593

Noninterest expense:
    Salaries and employee benefits                2,985,933            2,493,206
    Occupancy expense                               344,781              287,396
    Equipment and furniture expense                 436,528              247,333
    Service and data processing fees                552,640              458,782
    Office supplies                                 123,783              139,618
    Other                                         1,484,148            1,346,689
                                                 ----------         ------------

Total noninterest expense                         5,927,813            4,973,024

Income before provision for income taxes          1,172,852            1,304,989

Provision for income taxes
    Current                                         283,879              345,404
    Deferred                                       (67,380)                1,459
                                                 ----------         ------------

Total provision for income taxes                    216,499              346,863
                                                 ----------        -------------


Net income                                         $956,353             $958,126
                                                 ==========         ============


Weighted average EPS                                  $0.48                $0.48
Weighted average shares outstanding               1,978,165            2,000,452

Diluted EPS                                           $0.48                $0.48
Diluted weighted average shares outstanding       2,001,331            2,000,452

See notes to consolidated financial statements.






                           Greene County Bancorp, Inc.
                 Consolidated Statements of Comprehensive Income
                   For the Years Ended June 30, 2001 and 2000


                                                       2001              2000
Net income                                           $956,353          $958,126

Other comprehensive income (loss):

Unrealized holding gain (loss) arising during
the years ended June 30, 2001 and
2000, net of tax (expense)/benefit
of ($720,594) and $306,395, respectively.           1,040,419          (406,152)

Reclassification adjustment, net of income
tax expense ($12,712)                                 (16,851)            ---
                                                   ----------      -------------


Total other comprehensive income (loss)             1,023,568          (406,152)
                                                   ----------     --------------


Comprehensive income                               $1,979,921          $551,974
                                                   ==========     ==============



See notes to consolidated financial statements.


                           Greene County Bancorp, Inc.
           Consolidated Statements of Changes in Shareholders' Equity
                   For the Years Ended June 30, 2001 and 2000


                                     Additional                      Other      Stock-based  Treasury       ESOP      Shareholders
                          Capital     Paid In      Retained      Comprehensive Compensation    Stock      Shares          Equity
                          Stock        Capital       Earnings        Income

Balance at
June 30, 1999            $195,706      $8,202,655   $16,354,339      ($118,394)    $----       $---       ($712,440)   $23,921,866

Stock dividend             19,578       1,766,795     1,786,373)                                                               ---

ESOP shares earned                         (7,116)                                                          123,366        116,250

Unearned stock-based
compensation                              357,525                                (357,525)                                    ---

Stock-based
compensation
earned                                                                             23,835                                   23,835

Treasury stock
repurchased                                                                                 (1,019,976)                 (1,019,976)

Net income                                              958,126                                                            958,126

Change unrealized gain
(loss) net                                                            (406,152)                                           (406,152)
                         ----------------------------------------------------------------------------------------------------------

Balance at
June 30, 2000            $215,284     $10,319,859   $15,526,092      ($524,546)($333,690)  ($1,019,976)   ($589,074)   $23,593,949
                         ==========================================================================================================



ESOP shares earned                          1,652                                                            92,436          94,088

Stock-based
compensation
earned                                                                             86,927                                    86,927

Issuance of Treasury
Stock                                    (115,928)                                             115,928                        ---

Stock-based
compensation
forfeited                                 (17,010)                                 17,010                                     ---

Treasury stock
repurchased                                                                                   (171,875)                   (171,875)

Net income                                              956,353                                                            956,353

Dividends paid                                         (489,420)                                                          (489,420)

Change unrealized gain
(loss) net                                                           1,023,568                                           1,023,568
                         ----------------------------------------------------------------------------------------------------------

Balance at
June 30, 2001            $215,284     $10,188,573   $15,993,025       $499,022  ($229,753) ($1,075,923) ($496,638)     $25,093,590
                         ==========================================================================================================



See notes to consolidated financial statements.



                           Greene County Bancorp, Inc.
                      Consolidated Statements of Cash Flows
                   For the Years Ended June 30, 2001 and 2000

                                                          2001           2000
Cash flows from operating activities:
Net Income                                             $956,353        $958,126
Adjustments to reconcile net income to cash
provided by operating
activities:
   Depreciation                                         427,359         240,000
   Net amortization of premiums and discounts            15,769          53,287
   Provision for loan losses                             60,000         135,000
   ESOP and other stock-based compensation earned       164,005         140,085
   Net loss on sale of investments                        9,437            ---
   (Gain) loss on sale of other real estate              (6,158)         14,548
   Net decrease in accrued income taxes                 (28,921)        (61,245)
   Net increase in accrued interest receivable         (192,504)        (33,991)
   Net increase in prepaid and other assets                (544)       (141,092)
   Net increase in other liabilities                      8,794          19,038
                                                   ------------     -----------

        Net cash provided by operating activities     1,413,590       1,323,756

Cash flows from investing activities:
   Proceeds from maturities of securities            10,695,827       5,029,103
   Proceeds from sale of securities                   2,966,765          ---
   Purchases of securities and other investments    (14,353,814)     (4,997,497)
   Purchases of mortgage-backed securities           (5,998,960)     (2,321,777)
   Principal payments on securities                   2,297,266       4,207,167
   Principal payments on mortgage-backed securities   3,122,711         971,650
   Proceeds from sale of other real estate              335,291          30,863
   Net increase in loans receivable                 (12,192,947)     (7,166,493)
   Purchases of premises and equipment                 (365,947)     (1,839,714)
                                                   ------------     -----------

          Net cash used by investing activities     (13,493,808)     (6,086,698)

Cash flows from financing activities:
     (Payments to) borrowings from FHLB              (5,000,000)     10,000,000
     Purchases of treasury stock                       (171,875)     (1,019,976)
     Payment of cash dividend                         ( 489,420)         ---
     Net increase in deposits                        20,732,266       5,460,777
                                                   ------------     -----------

        Net cash provided by financing activities    15,070,971      14,440,801

Net increase in cash and cash equivalents             2,990,753       9,677,859

Cash and cash equivalents at beginning of period     15,813,605       6,135,746
                                                   ------------     -----------


Cash and cash equivalents at end of period          $18,804,358     $15,813,605
                                                   ============     ===========

Cash paid during period for:
     Interest                                        $5,480,567      $4,845,795
     Income taxes                                      $215,420        $406,649

Non-cash investing activities:
  Foreclosed loans transferred to other
  real estate                                          $194,564         $71,128
  Change in unrealized gain (loss) securities        $1,756,874       ($712,547)


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of significant accounting policies

Basis of Presentation

     The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the "Company") and its subsidiary, The Bank of Greene County (the "Bank"). All material inter-company accounts and transactions have been eliminated. Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

Nature of Operations

     The Bank has six full service offices and an operations center located in its market are consisting of Greene County and southern Albany County, New York. The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans and investment securities.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term related to the determination of the allowance for loan losses and valuation of other real estate owned ("OREO").

     While management uses available information to recognize losses on loans and OREO future additions to the allowance for loan losses (the "Allowance"), or OREO write-downs, may be necessary based on changes in economic conditions, asset quality or other factors. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of OREO and other assets. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of OREO or other assets based on their judgments of information available to them at the time of their examination.

Charter Conversion

     On August 15, 2000, the Board of Directors of the Company unanimously approved a plan to convert the Company's charter from a Delaware corporation regulated by the New York Superintendent of Banks and the Board of Governors of the Federal Reserve System to a Federal corporation regulated by the Office of Thrift Supervision (the "OTS"). On April 2, 2001, the OTS approved the charter conversion, which was approved by the stockholders of the Company on November 27, 2000. The mutual holding company (the "MHC") of the company also received OTS approval of its conversion from a state to federal charter on that date.

     Among other things, the charter conversions will permit the MHC to waive the receipt of dividends paid by the Company without causing dilution to the ownership interest of the Company's minority stockholders in the event of a con-version of the MHC to stock form. The waiving of dividends will increase Company resources available for stock repurchases, payment of dividends to minority stockholders, and investments.

     As a financial institution subsidiary of the Company following the charter conversion, the Bank must maintain at least 65% of its "portfolio assets" (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain "qualified thrift investments" (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period. A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. At June 30, 2001, the Bank maintained 73.1% of its portfolio assets in qualified thrift investments.

     The Bank established a liquidation account, as of December 31, 1998, as a result of the conversion to capital stock form of organization from a mutual savings bank, in the amount of $15.7 million, equal to its net worth as of the date of the latest consolidated statements of financial condition appearing in the final prospectus. The liquidation account is maintained for the benefit of eligible pre-conversion account holders who continue to maintain their accounts at the Bank after the date of conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled, under New York State Law, to receive a distribution from the liquidation account in an amount equal to their current adjusted account balances for all such depositors then holding qualifying deposits in the Bank.

Cash and Cash Equivalents
     Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. The amounts of interest bearing deposits included as cash equivalents at June 30, 2001 and 2000 were $13,895,000 and $10,536,000, respectively.

Investment securities

     The Company has classified its investments in debt and equity securities as available for sale. Available for sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of share-holders' equity, net of applicable income taxes.

     Realized gains or losses on investment security transactions are based on the specific identification method and are reported in earnings and computed using the specific identification cost basis. Fair values of investment securities are based on quoted market prices, where available. Amortization of bond premiums and accretion of bond discounts are amortized over the expected life of the investment. Any security for which there has been an other than temporary impairment of value is written down to estimated market value through a charge to earnings.

Loans

     Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Unearned discount on installment loans is recognized as income over the term of the loan, principally using a method that approximates the effective yield method. Non-refundable loan fees and related direct costs are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective interest method.

Allowance for loan losses

     The allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by a provision for loan losses, charged to expense, and reduced by net charge-offs. The level of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The Bank considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are evaluated for impairment collectively based on historical loss experience. Commercial mortgage and business loans are viewed individually and considered impaired if it is probable that the Bank will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements. The measurement of impaired loans is generally based on the fair value of the underlying collateral.

Income Recognition on Impaired and Nonaccrual loans

     The Bank generally places a loan, including impaired loans, on nonaccrual status when it is specifically determined to be impaired or when principal and interest is delinquent for 90 days or more. Any unpaid interest previously accrued on these loans is reversed from income. When a loan is specifically determined to be impaired, collection of interest and principal are generally applied as a reduction to principal outstanding. Interest income on all nonaccrual loans is recognized on a cash basis.

Other Real Estate Owned (OREO)

     OREO consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans. OREO is initially recorded at the lower of cost or fair value (less estimated costs to sell) at the date the collateral is acquired and any difference is charged to the Allowance for loan loss at this time. Subsequently, management reviews the value of such collateral and write-downs, if any, are charged to expense. All expenses and income related to OREO are included in the net cost of operations and real estate owned in the Company's Consolidated Financial Statements.

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

Treasury Stock

     Common stock repurchases are recorded at cost and then held as treasury stock for investment or subsequent issuance. From time to time, the Company may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to the Company's earnings per share, book value per share and general market and economic factors. Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan. During fiscal year 2001, the Company repurchased 17,000 shares of stock at an average cost of $10.11. During fiscal year 2000, the Company repurchased 107,600 shares of stock at an average cost of $9.48. Under the Management Recognition and Retention Plan, the Company issued 12,120 shares of stock from treasury shares. Consequently, the number of treasury shares held by the Company at June 30, 2001 was 112,480.

Income Taxes

     Provisions for income taxes are based on tax currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. A valuation account was established during the fiscal year ended June 30, 2001, in connection with potential loss of a tax benefit associated with a past charitable contribution for which certain limitations and time restrictions are relevant.

Earnings Per Share

     Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Shares of restricted stock are not considered outstanding for the calculation of basic earnings per share until they become fully vested. Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares that would have been outstanding under the treasury stock method if all potentially dilutive common (such as stock options and unvested restricted stock) issued became vested during the period. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for either the basic or diluted earnings per share calculations.


IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS
     In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations", which requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interest method of accounting. The adoption of this statement in fiscal 2002 will have no impact on the Company's consolidated financial statements.

     In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets", which requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. The adoption of this statement in fiscal 2003 will have no impact on the Company's consolidated financial statements.


Note 2.  Balance at other banks

     The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this daily average reserve requirement, included in cash and due from banks, was $590,000 and $412,000 at June 30, 2001 and 2000, respectively.


Note 3.  Investment Securities

Securities available-for-sale at June 30, 2001, consisted of the following:




                                                                Gross
                                           Amortized           Unrealized
                                             Cost                Gains
U.S. Treasury                              $1,000,073                 $4,617
U.S. Government agencies                    1,751,099                 43,326
State and political subdivisions            9,247,047                172,651
Mortgage-backed securities                  8,673,758                112,720
Asset-backed securities                     3,263,525                 36,612
Corporate debt securities                  22,969,600                474,370
                                          ----------           -------------

Total debt securities                      46,905,102                844,296
Other securities                            1,140,831                   ---
                                          -----------          -------------

Total securities available-for-sale       $48,045,933               $844,296
                                          ===========          =============





                                              Gross                    Estimated
                                            Unrealized                  Fair
                                              Losses                    Value
U.S. Treasury                                   $---                  $1,004,690
U.S. Government agencies                         ---                   1,794,425
State and political subdivisions                 ---                   9,419,698
Mortgage-backed securities                      3,035                  8,783,443
Asset-backed securities                            37                  3,300,100
Corporate debt securities                      11,928                 23,432,042
                                          -----------               ------------

Total debt securities                          15,000                 47,734,398
Other securities                                  ---                  1,140,831
                                          -----------               ------------

Total securities available-for-sale           $15,000                $48,875,229
                                          ===========               ============




Securities available-for-sale at June 30, 2000, consisted of the following:



                                             Gross                  Gross
                                           Amortized             Unrealized
                                             Cost                   Gains
U.S. Treasury                              $4,672,010                $14,321
U.S. Government agencies                    5,279,911                  4,187
State and political subdivisions           10,097,717                    387
Mortgage-backed securities                  6,132,988                   ---
Asset-backed securities                     5,004,337                   ---
Corporate debt securities                  13,216,314                   ---
                                          -----------          -------------

Total debt securities                      44,403,277                 18,895
Other securities                              138,707                   ---
Mutual funds                                1,180,505                   ---
                                          -----------          -------------

Total securities available-for-sale       $45,722,489                $18,895
                                          ===========          =============



                                           Estimated
                                           Unrealized              Fair
                                             Losses                Value

U.S. Treasury                                  $2,741             $4,683,590
U.S. Government agencies                       94,145              5,189,953
State and political subdivisions              194,219              9,903,885
Mortgage-backed securities                    133,322              5,999,666
Asset-backed securities                        88,669              4,915,668
Corporate debt securities                     404,762             12,811,552
                                          -----------          -------------
Total debt securities                         917,858             43,504,314
Other securities                                 ---                 138,707
Mutual funds                                   15,902              1,164,603
                                          -----------          -------------

Total securities available-for-sale          $933,760            $44,807,624
                                          ===========          =============


     The amortized cost and estimated fair value of debt securities at June 30, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                       In                                    One Year
                                      Or Less            Five Years          Ten Years

U.S. Treasury                        $1,004,690                $---                $---
U.S. Government agencies                    ---              86,961           1,707,464
State and political subdivisions      1,061,308           5,036,846           3,321,544
Mortgage-backed securities                  ---           2,132,889           1,829,276
Asset-backed securities                     ---             209,210                 ---
Corporate debt securities             1,637,711          21,270,346             523,985
                                   -------------       ------------          -----------
Total debt securities                 3,703,709          28,736,252           7,382,269
Other securities                        140,831           1,000,000                 ---
                                   -------------       ------------          -----------
Total securities
    available-for-sale               $3,844,540         $29,736,252           $7,382,269
                                   =============       ============         ============
Weighted average yield                     5.51%              6.09%                5.77%



                                             After
                                           Ten Years               Total
                                          --------------    --------------

U.S. Treasury                                 $---              $1,004,690
U.S. Government agencies                       ---               1,794,425
State and political subdivisions               ---               9,419,698
Mortgage-backed securities                 4,821,278             8,783,443
Asset-backed securities                    3,090,890             3,300,100
Corporate debt securities                      ---              23,432,042
                                        ----------------      ------------

Total debt securities                      7,912,168            47,734,398
Other securities                            ---                  1,140,831
                                        ----------------      ------------

Total securities available-for-sale       $7,912,168           $48,875,229
                                        ================      ============

Weighted average yield                          6.29%                6.03%




     During fiscal year 2001, the proceeds from sales of available-for-sale securities were $1,917,765. The gross realized loss was $14,709 and gross realized gain was $44,272. No securities were sold during fiscal year 2000.

     There were no pledged securities at June 30, 2001 or 2000. The Company did not participate in any securities lending programs during the fiscal years ended June 30, 2001 or 2000.


Note 4.  Loan Servicing Rights

     The Bank sold its $1.1 million share of servicing rights for loans in August 2000 at a loss of approximately $39,000.


Note 5.  Loans

     Major classifications of loans at June 30, 2001 and 2000 are summarized as follows:


                                                   2001                      2000
Real estate mortgage loans
    Residential                                 89,527,698               $82,564,836
    Commercial                                   5,239,299                 4,702,333
Home equity loans                                6,138,758                 4,630,606
Commercial loans                                 3,290,951                 1,706,643
Installment loans to individuals                 6,127,609                 4,865,283
Passbook loans to individuals                      596,054                   490,488
                                          ----------------         ------------------

 Total Loans                                  $110,920,369               $98,960,189
                                          =================        ==================


     At June 30, 2001 and 2000, loans to officers and directors were not significant.




     Changes in the allowance for loan losses for the respective periods ended June 30 were as follows:


                                                   2001                2000
Balance, beginning of year                     $866,443            $791,897
Provision charged to expense                     60,000             135,000
Loans charged off                               (76,915)            (65,557)
Recoveries                                       36,553               5,103
                                       ----------------- -------------------

Balance, at end of year                        $886,081            $866,443
                                       ================= ===================




     During fiscal years 2001 and 2000, the Bank had no impaired loans, accordingly no specific valuation for impaired loans was recorded. Nonaccrual loans amounted to $743,500 at June 30, 2001 and $672,000 at June 30, 2000.


Note 6.  Premises and Equipment

A summary of premises and equipment at June 30, 2001 and 2000, is as follows:


                                                  2001               2000
Land                                           $608,738               $424,702
Building and improvements                     4,034,337              2,733,075
Construction in progress                         ---                 1,560,168
Furniture and equipment                       3,127,983              2,687,166
                                          -------------------   ----------------

Less: accumulated depreciation               (2,718,850)            (2,291,491)
                                          -------------------   ----------------
Total premises and equipment                 $5,052,208              5,113,620
                                          ===================   ================




Note 7.  Deposits

     Major classifications of deposits at June 30, 2001 and 2000 are summarized as follows:



                                               2001                     2000
Noninterest bearing checking                $18,418,308            $12,344,344
                                         ----------------       ----------------


Interest bearing deposits:
  Certificates of deposit                    58,112,695             51,944,929
  Savings accounts                           57,021,446             53,892,321
  Money market deposit accounts               9,193,801              6,188,892
  NOW accounts                               11,446,264              9,089,762

                                         ----------------      -----------------
Total interest bearing deposits             135,774,206            121,115,904
                                         ----------------      -----------------
Total deposits                             $154,192,514           $133,460,248
                                         ================      =================



     The following indicates the amount of the Bank's certificates of deposit by time remaining to maturity as of June 30, 2001 and June 30, 2000.


Rounded to nearest thousand
                                              3months     3 to 6     7 to 12
                                              Or less     Months      Months
As of June 30, 2001
Certificates of deposit less than $100,000   $11,870      $14,449    $15,533
Certificates of deposit $100,000 or more       1,551        1,004      1,193

                                             -------- -----------  ---------
Total Certificates of deposit                $13,421      $15,453    $16,726
                                             ========  ===========  =========



                                                  Over 12
                                                  Months              Total
As of June 30, 2001
Certificates of deposit less than $100,000        $10,463            $52,315
Certificates of deposit $100,000 or more            2,050              5,798

                                                 ----------       ----------
 Total Certificates of deposit                    $12,513            $58,113
                                                 ==========       ==========




                                             3months       3 to 6      7 to 12
                                             Or less       Months       Months
As of June 30, 2000
Certificates of deposit less than $100,000    $3,358       $9,046      $18,309
Certificates of deposit $100,000 or more         333        1,040        2,811

                                             --------    --------     ---------
Total Certificates of deposit                 $3,691      $10,086      $21,120
                                             ========   ===========   =========


                                              Over 12
                                               Months                  Total
As of June 30, 2000
Certificates of deposit less than $100,000    $14,983                 $45,696
Certificates of deposit $100,000 or more        2,065                   6,249
                                           ----------              -----------
Total Certificates of deposit                 $17,048                 $51,945
                                          ===========              ===========





Note 8.  Borrowings

     At June 30, 2001, the Bank had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $7,946,050 with the Federal Home Loan Bank. No amounts were outstanding on these lines at June 30, 2001. Interest on these lines is determined at the time of borrowing. In addition to the overnight line of credit program, the Bank also has access to the FHLB's Term Advance Program under which it can borrow at various terms and interest rates. The Bank pledges residential mortgages as collateral for these lines of credit and term borrowings.




At June 30, 2001, the Bank had the following borrowings:



              Amount          Rate                  Maturity Date


          $2,500,000      6.82% -Fixed                 09/02/2004
          $2,500,000      6.80% -Fixed                 10/04/2005
---------------------
          $5,000,000
=====================



At June 30, 2000, the Bank had the following borrowings:



           Amount          Rate                       Maturity Date

          $5,000,000      6.29% -Fixed                 08/29/2000
          $2,500,000      6.82% -Fixed                 09/02/2004
          $2,500,000      6.80% -Fixed                 10/04/2005

---------------------
         $10,000,000
=====================




Note 9.  Employee Benefits Plans

     Defined Benefit Pension Plan Substantially all Bank employees who have completed one year of service and attained the age of 21 are covered by a noncontributory, multi-employer, defined benefit pension plan. Under the plan, retirement benefits are primarily a function of both years of service and level of compensation. The Bank recognized pension expense in the amount of $115,300 and $20,000 during fiscal year 2001 and 2000, respectively.

Defined Contribution Plan
     The Bank also participates in a multi-employer, defined contribution plan covering substantially all employees who have completed three months of service. The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 15% of their total compensation on a pre-tax basis. The Bank matches 50% of the first six percent of employee contributions for employees who have completed one year of service. Company contributi4ons associated with the plan amounted to $43,400 and $38,000 in 2001and 2000, respectively.

ESOP
     All Bank employees meeting the age and service requirements are eligible to participate in the ESOP. Acquisitions of unearned ESOP shares by the Bank were funded internally through a borrowing from the Company, which is repayable annually with interest at the prime rate over ten years. Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become fully vested after five years of service. ESOP expense was $94,088 and $116,250 for the years ended June 30, 2001 and 2000, respectively. At June 30, 2001 and 2000, there were 58,516 and 68,508 shares unearned, respectively. At December 31, 2000 and December 31, 1999, the ESOP plan year-end, 9,992 and 11,528 shares were released for allocation, respectively.

Note 10. Stock-based Compensation Plans

     Recognition and Retention Plan On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. Recognition and Retention Plan ("Recognition Plan"), which authorized the Board Directors to award up to 45,474 shares of Common Stock. On March 28, 2000, the Board of Directors granted 45,400 shares under the Recognition Plan to members of management and non-employee directors. The market value of the shares award amounted to $357,525 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. The market value of the shares awarded will be recognized as compensation expense ratably over the 5-year vesting period. One fifth of each grant vests at the end of the year for five years. The first awards vested on March 28, 2001. During fiscal year 2001, 2,160 shares were forfeited and no shares were forfeited in fiscal year 2000. Compensation expense in association with the Recognition Plan amounted to $86,927 and $23,835 for fiscal years 2001 and 2000. Two members of the Board of Directors and one employee retired during fiscal year 2001; consequently, vesting in all their eligible shares and compensation expense associated with such vesting was recognized during the fiscal year.


Stock Option Plan
     On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan ("Option Plan"), which authorized the Board of Directors to grant up to 90,949 shares of Common Stock. On March 28, 2000, the Board of Directors granted 90,940 options to buy stock under the Option Plan at an exercise price of $7.875, the fair value of the stock on that date. All options have a 10-year term and vest ratably over the 5-year vesting period. The first options vested on March 28, 2001. During fiscal year 2001, no options were exercised and 6,000 were forfeited. During fiscal year 2000, no options were exercised or forfeited. The Company applies provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and financial statement disclosure of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation". Since the exercise price is equal to the fair market value on the day of grant no compensation expense needs to be recognized for the Option Plan on the day of grant per the guidance of APB 25. SFAS No. 123 requires companies not using a fair value based method of accounting for stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied.

     The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended June 30, 2001 and 2000:

     Weighted average exercise price of $7.88, Weighted average risk-free interest rate of 6.46% Weighted average expected term of 5 years Weighted average expected volatility of 30.18% Weighted average expected dividend of 0%.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. Consequently, the weighted average fair market value per share is estimated to be $3.04 for options whose stock price on the date of the grant was equal to the exercise price.

     Pro forma disclosures for the Company for the year ended June 30, 2001 and 2000 utilizing the estimated fair value of the options granted and adjusted to reflect actual forfeitures and accelerated vesting for employees who retired during the 2001 fiscal year.



Net Income:                               June 30, 2001        June 30, 2000
  As reported                               $956,353             $958,126
  Pro forma                                 $885,339             $944,301

Weighted average earnings per share:
  As reported                                 $0.48                $0.48
  Pro forma                                   $0.45                $0.47
Diluted earnings per share
  As reported                                 $0.48                $0.48
  Pro forma                                   $0.44                $0.47


Note 11. Earnings Per Share

The reconciliation of earnings per share is as follows:


                                          Weighted Average Number      Earnings
Fiscal year ended        Net Income       Of Shares Outstanding       per share

June 30, 2001             $956,353
   Weighted average EPS                       1,978,165                   $0.48
   Diluted EPS                                2,001,331                   $0.48


Fiscal year ended
June 30, 2000             $958,126
   Weighted average EPS                       2,000,452                   $0.48
   Diluted EPS                                2,000,452                   $0.48


     At June 30, 2000 the weighted average earnings per share and diluted earnings per share amounts were the same since the common stock equivalents were anti-dilutive.



Note 12.  Income Taxes

The provision for income taxes consists of the following:


                                                    2001               2000

Current:
    Federal                                     $248,095           $288,543
    State                                         35,784             56,861
                                           --------------      -----------------

Total current                                    283,879            345,404

Deferred                                        (67,380)              1,459
                                           --------------      -----------------


Total income tax expense                        $216,499           $346,863
                                           ==============      =================


     The Bank's effective tax rate differs from the federal statutory rate for fiscal years ended June 30:


                                                   2001              2000
Tax based on federal statutory rate               34.00%              34.00%
State income taxes, net of federal benefit         1.76                3.29
Tax-exempt income                                (12.36)             (11.78)
Prior year refund                                 (2.84)                ---
Other - deferred taxes                            (3.66)                ---
Other - meals and entertainment                    0.27                0.20
Change in valuation allowance                      2.56                 ---
Other, net                                        (1.27)               0.89
                                                 ---------      ----------------

Total income tax expense                          18.46%              26.60%
                                                 =========      ================


     The components of the deferred tax assets and liabilities at June 30 were as follows:


                                                         2001            2000
Deferred tax assets:
  Allowance for loan loss                              $346,634        $285,125
  Charitable contribution carryover                     113,267         110,961
  Capital loss carryover                                 19,108          13,471
  Investments                                               ---         312,051
  Nonaccruing interest                                   12,186          13,878
  Other                                                     ---          15,078
                                             ------------------- ---------------

Total deferred tax assets                               491,195         750,564

Deferred tax liabilities:
  Depreciation                                          198,065         196,008
  Investments                                           365,481             ---
  ESOP contribution                                      27,160          34,120
  Other                                                   3,267             ---

                                               ----------------- ---------------
Total deferred tax liabilities                          593,973         230,128

Net deferred tax (liability) asset                    (102,778)         520,436
Valuation allowance                                    (30,000)             ---

                                             ------------------- ---------------
Net deferred tax (liability) asset after
  valuation allowance                                ($132,778)        $520,436
                                             =================== ===============



     A portion of the change in the net deferred tax liability at June 30, 2001 and net deferred tax asset at June 30, 2000 related to the unrealized gains and losses on securities available-for-sale. The related deferred tax expense of $720,594 and tax benefit of $306,395 had been recorded directly to shareholders' equity in 2001 and 2000, respectively.

     The Company has determined that it is more likely than not that a portion of the deferred tax asset for the charitable contribution carryover will not be realized. As such, a $30,000 valuation allowance has been created. No deferred tax asset valuation allowance was necessary at June 30, 2000.

Note 13.  Commitments and Contingent Liabilities

     In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements. The Bank's loan commitments are as follows at June 30, 2001:


Commercial loan commitments                                         $745,000
Mortgage loan commitments                                          3,213,000
Unused portion of overdraft lines of credit                          744,000
Unused portion of home equity lines of credit                        471,000
Unused portion of commercial lines of credit                         616,000

                                                              ---------------

Total commitments                                                 $5,789,000
                                                              ===============


     Commitments to extent credit and in the form of loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

     The amount of collateral, if any, required by the Bank upon the extension of credit is based on management's credit evaluation of the customer. Commitments to extend mortgage credit are primarily collateralized by first liens on real estate. Collateral on extensions of commercial lines of credit vary but may include accounts receivable, inventory, property, plant and equipment, and income producing commercial property.

Note 14. Operating Leases

     The Bank entered into an operating lease in connection with the opening of the Westerlo branch. The term of the lease began December 1, 2000 and expires on November 30, 2005. Under the current terms of the lease the Bank is required to pay $800 per month. Consequently, the operating lease expense for fiscal year 2001 amounted to $5,600. There is an option to extend the term of the lease from December 1, 2005 to November 30, 2010. The intent to exercise this option must be made by the Bank in writing at least six months prior to the expiration of the initial term. The renewal terms shall be the same except the monthly rental shall increase to $900 per month or $10,800 per annum.
fiscal years:



      Fiscal year end                                     Annual Lease Payments
                 2002                                                $9,600
                 2003                                                 9,600
                 2004                                                 9,600
                 2005
        -----------------                                  --------------------
Total payments                                                      $32,800


Note 15.  Concentrations of Credit Risk

     The Bank grants residential, consumer and commercial loans to customers primarily located in Greene County, New York and to a limited extent in the contiguous counties. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon employment and other economic factors throughout Greene County.


Note 16.  Fair Value of Financial Instruments

     The Company determines fair values based on quoted market values, where available, or on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments," excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     Cash and cash equivalents carrying amounts reported in the balance sheet approximate those assets' fair value. Fair values of investment securities are based on quoted market prices, where available. Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying value. Fair value for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date. The carrying amounts for variable rate money market and certificates of deposit approximate fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered on similar certificates. The carrying amount of Federal Home Loan Bank stock and borrowings approximately fair value.

The carrying amounts and estimated fair value of financial instruments as of June 30, 2001 and 2000 are as follows:



(Rounded to nearest thousand)
                                   June 30, 2001              June 30, 2000
                                 Carrying      Fair       Carrying      Fair
                                   Amount       Value     Amount        Value

Cash and cash equivalents         $18,804     $18,804    $15,814      $15,814
Investment securities              48,875      48,875     44,808       44,808
Federal Home Loan Bank stock          940         940        879          879
Net loans                         109,757     108,406     97,819       92,713
Deposits                          154,193     152,449    133,460      131,425
Federal Home Loan Bank borrowings  $5,000      $5,000    $10,000      $10,000


Note 17.  Regulatory Matters

     The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of June 30, 2001, that the Company meets all capital adequacy requirements to which it is subject.



(In Thousands of Dollars)

                                            Actual
                                            Amount       Ratio
As of June 30, 2001

Total capital (to risk weighted assets)     $25,461     23.5%
Tier 1 capital (to risk weighted assets)    $24,595     22.7%
Tier 1 capital (to average assets)          $24,595     14.3%

As of June 30, 2000

Total capital (to risk weighted assets)     $23,814     25.4%
Tier 1 capital (to risk weighted assets)    $22,947     24.5%
Tier 1 capital (to average assets)          $22,947     14.4%


                                                                                     To Be Well
                                                                                   Capitalized Under
                                               For Capital                         Prompt Corrective
                                            Adequacy Purposes                     Action Provisions
As of June 30, 2001                        Amount      Ratio                       Amount         Ratio
Total capital (to risk weighted assets)    $8,664       8.0%                        $10,829        10.0%
Tier 1 capital (to risk weighted assets)   $4,332       4.0%                         $6,498         6.0%
Tier 1 capital (to average assets)         $6,897       4.0%                         $8,621         5.0%





                                                                                       To Be Well
                                                                                     Capitalized Under
                                             For Capital                             Prompt Corrective
                                          Adequacy Purposes                         Action Provisions
                                          Amount      Ratio                        Amount         Ratio
As of June 30, 2000
Total capital (to risk weighted assets)    $7,500      8.0%                         $9,375         10.0%
Tier 1 capital (to risk weighted assets)   $3,750      4.0%                         $5,625          6.0%
Tier 1 capital (to average assets)         $6,389      4.0%                         $7,987          5.0%




Note 18.  Subsequent events

     The Board of Directors declared a semi-annual dividend of $0.25 per share of the Company's common stock. The dividend reflects an annual cash dividend rate of $0.50 per share, which represents an increase from the current annual cash dividend rate of $0.24 per share. The dividend will be payable to stockholders of record as of August 15, 2001, and will be paid on September 1, 2001. The increase in the dividend paid-out is a result of the Company's mutual holding company waiving receipt of dividends for the current period.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 5:30 p.m. on October 24, 2001, at the Bank's main branch located at 425 Main Street in Catskill, New York.

Stock Listing
The NASDAQ Small-Cap Market under the symbol GCBC.

Special Counsel
Luse Lehman Gorman Pomerenk &Schickk, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20015

Independent Accountants
PricewaterhouseCoopers LLP
State Street Centre
80 State Street
Albany, New York 12207

Transfer Agent and Registrar
ComputerShare Investor Services
Lakewood, Colorado
303-986-5400

Annual Report on Form 10-KSB
A copy of the Company's Form 10-KSB for the fiscal year ended June 30, 2001, will be furnished without charge to shareholders upon written request to the

Secretary
Greene County Bancorp, Inc.
302 Main Street
Catskill, New York 12414

Branch locations
Catskill
Main & Church Streets
Catskill, NY 12414
Telephone: 518-943-3700
Fax: 518-943-3756

Cairo
Main Street
Cairo, NY 12413
Telephone: 518-622-2662
Fax: 518-622-2663

Coxsackie
Route 385
Coxsackie, NY 12051
Telephone: 518-731-2731
Fax: 518-731-2733


Greenville
Route 32
Greenville, NY 12083
Telephone: 518-966-5200

Tannersville
6226 Main Street
Tannersville, NY 12485
Telephone: 518-589-0800
Fax: 518-589-5649

Westerlo
Routes 141 & 143
Westerlo, NY 12193
Telephone: 518-797-3934
Fax: 518-797-3871


Operations Center
302 Main Street
Catskill, NY 12414
Telephone: 518-943-2600
Fax: 518-943-4431