Form 10KSB/A, Exhibit 13
period 2002-06-30
GREENE COUNTY BANCORP INC
filed 2003-04-16
CIK 1070524

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


Sincerely,

/s/ J. Bruce Whittaker
President and Chief Executive Officer

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


Management of Interest Rate Risk

     While the Company's loan portfolio, consisting primarily of mortgage loans collateralized by residential real property located in its market area, is subject to risks associated with the local economy, the Company's most significant form of market risk is interest rate risk because the Company's assets and liabilities are sensitive to changes in interest rates. The Company's assets consist primarily of residential mortgage loans, which have longer maturities than the Company's liabilities, which consist primarily of deposits. The Company does not engage in any hedging transactions, such as interest rate swaps and caps. Due to the complex nature and additional risk often associated with hedging transactions it is the Company's policy to continue its' strategy of mitigating interest rate risk through balance sheet composition at this time. The Company's interest rate risk management program focuses primarily on evaluating and managing the composition of the Company's assets and liabilities in the context of various interest rate scenarios. Factors beyond management's control, such as market interest rates and competition, also have an impact on interest income and interest expense.


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



     The Company has revised its financial statements, effective April 16, 2003 to include the addition of Note 18 to the Notes to Consolidated Financial Statements.

PricewaterhouseCoopers  LLP

July 26,2002  except for Note 18, for which the date is April 16, 2003








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

Note 3.  Investment Securities

Securities available-for-sale at June 30, 2002, consisted of the following:

                                                                  Gross              Gross         Estimated
                                             Amortized         Unrealized         Unrealized         Fair
                                               Cost              Gains              Losses           Value
U.S. Treasury                                      $---              $---              $---              $---
U.S. Government agencies                     14,774,727            88,222             1,436        14,861,513
State and political subdivisions              8,501,654           308,846               ---         8,810,500
Mortgage-backed securities                   19,358,992           213,242             8,482        19,563,752
Asset-backed securities                         804,773            13,647               336           818,084
Corporate debt securities                    19,909,569           887,135            36,218        20,760,486
                                            -----------      ------------       -----------      ------------

Total debt securities                        63,349,715         1,511,092            46,472        64,814,335
Other securities                              1,273,895               300               ---         1,274,195
                                            -----------      ------------       -----------      ------------

Total securities available-for-sale         $64,623,610        $1,511,392           $46,472       $66,088,530
                                            ===========      ============       ===========      ============

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

                                                            After                After
                                           In               One Year          Five Years
                                          One Year          Through             Through             After
                                         Or Less           Five Years          Ten Years          Ten Years           Total
                                       -------------     -------------      --------------     --------------     ------------

U.S. Treasury                                  $---               $---               $---               $---            $---
U.S. Government agencies                        ---         14,861,513                ---                ---        14,861,513
State and political subdivisions          1,073,583          5,860,047          1,876,870                ---         8,810,500
Mortgage-backed securities                   27,834          1,349,798          2,880,093         15,306,027        19,563,752
Asset-backed securities                      74,603                ---                ---            743,481           818,084
Corporate debt securities                 4,931,443         15,829,043                ---                ---        20,760,486
                                       ------------      -------------      --------------     --------------     ------------

Total debt securities                     6,107,463         37,900,401          4,756,963         16,049,508        64,814,335
Other securities                            215,909          1,058,286                ---                ---         1,274,195
                                      --------------     -------------      --------------     --------------     ------------

Total securitiesavailable-for-sale       $6,323,372        $38,958,687         $4,756,963        $16,049,508       $66,088,530
                                      ==============     =============      ==============     ==============     ============
Weighted average yield                         5.82%              5.00%              5.16%              3.65%             4.76%




     During fiscal year 2002, the proceeds from sales of available-for-sale securities were $1,010,000. The gross realized gain was $19,015. During fiscal year 2001, the proceeds from sales of available-for-sale securities were $1,917,765. The gross realized loss was $14,709 and gross realized gain was $44,272.

     During fiscal year 2001, purchased mortgage servicing rights sales amounted to $1,049,000 at a loss of $39,000. As of June 30, 2002, the Company no longer carries any investment in purchased mortgage servicing rights and does not intend, at this time, to acquire any mortgage servicing rights or sell mortgages with servicing retained in the future.

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

The following table summarizes stock option activity.

                                                   2002                                   2001
                                        --------------------------------       ------------------------------
                                                        Weighted average                    Weighted average
                                                             Exercise                           Exercise
                                                              Price                              Price
                                          Shares            Per Share           Shares         Per Share
                                        ----------         ------------       ----------   ---------------
Outstanding at beginning of year           84,400           $7.875             90,400           $7.875
Shares granted                              6,000           $18.40                ---              ---
Exercised                                 (12,580)          $7.875                ---              ---
Forfeited                                    ---               ---             (6,000)          $7.875
                                         ----------                           ----------

Outstanding at year end                    77,820            $8.69             84,400           $7.875
Exercisable at year end                    20,330            $8.50             22,820           $7.875


The following table represents stock options out standing and exercisable at June 30, 2002:

                           Options Outstanding                                          Options Exercisable
---------------------------------------------------------------------------------    --------------------------
                           Weighted
                           Average            Weighted               Weighted
Range of Exercise           Number           Remaining                Average            Number         Average
       Prices             Outstanding     Contractual Life        Exercise Price      Outstanding   Exercise Price

       $7.875                71,820            7.75 years              $7.875             19,130        $7.875
       $18.40                 6,000            9.75 years                                  1,200        $18.40
                         ------------                                                  ----------

   $7.875-$18.40             77,820             7.9 years               $8.69             20,330         $8.50

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


Note 18. Condensed Financial Statements of Greene County Bancorp, Inc.



The following condensed financial statements summarize the financial positions and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2002 and 2001.



                           Greene County Bancorp, Inc.
                   Condensed Statements of Financial Condition
                          As of June 30, 2002 and 2001
ASSETS                                                                        June 30, 2002           June 30, 2001
Cash and due from banks                                                            $143,614                $131,664
Federal funds sold                                                                  800,000               1,500,000
                                                                               -------------      -----------------

    Total cash and cash equivalents                                                 943,614               1,631,664

Investment in subsidiary                                                         21,870,201              19,971,437
State and political subdivision securities, at fair value                         3,606,106               3,520,679
Accrued interest receivable                                                          10,761                  10,761
Prepaid expenses and other assets                                                    60,749                   2,577
                                                                                ------------      ------------------

               Total assets                                                     $26,491,431             $25,137,118
                                                                               =============      ==================


LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued expenses and other liabilities                                               90,725                  43,528
                                                                               -------------      ------------------
                Total liabilities                                                    90,725                  43,528

Shareholders' equity

               Total shareholders' equity                                       $26,400,706             $25,093,590
                                                                                ------------      -----------------

               Total liabilities and shareholders' equity                       $26,491,431             $25,137,118
                                                                               =============      ==================







                           Greene County Bancorp, Inc.
                         Condensed Statements of Income
                   For the Years Ended June 30, 2002 and 2001


                                                                                   2002                  2001
                                                                                   _____                 ______
Income:
    Dividends from subsidiary                                                         $---                $1,000,000
     Equity in undistributed (distributed) income of subsidiary                  1,574,684                  (151,640)
    Tax free securities                                                            154,970                   154,970
    Interest bearing deposits and federal funds sold                                22,596                    57,218
                                                                               -------------      ------------------
Total income                                                                     1,752,250                 1,060,548

Operating expenses:
    Legal fees                                                                      33,230                    23,896
    Other                                                                           66,308                    80,299
                                                                                -------------      ------------------
Total operating expenses                                                            99,538                   104,195

Net income                                                                      $1,652,712                  $956,353
                                                                               =============      ==================



                           Greene County Bancorp, Inc.
                       Condensed Statements of Cash Flows
                   For the Years Ended June 30, 2002 and 2001
                                                                                  2002                  2001
                                                                                 _______               _______
Cash flows from operating activities:
Net Income                                                                      $1,652,712                $956,353
Adjustments to reconcile net income to cash provided by
operating activities:
     (Undistributed) distributed earnings of subsidiary                         (1,574,684)                151,640
     ESOP and other stock-based compensation                                       186,416                  164,005
     Net amortization of premiums                                                   10,072                    9,073
     Net increase (decrease) in prepaid and other assets                           (58,172)                 126,830
     Net increase in other liabilities                                               8,997                   18,858
                                                                                ------------      -----------------

          Net cash provided by operating activities                                225,341                1,426,759

Cash flows from financing activities:
     Purchases of treasury stock                                                  (531,125)                (171,875)
     Payment of cash dividend                                                     (481,334)                (489,420)
     Proceeds from issuance of stock options                                        99,068                      ---

                                                                               ------------       ------------------
          Net cash provided by financing activities                               (913,391)                (661,295)

Net (decrease) increase cash and cash equivalents                                 (688,050)                 765,464

Cash and cash equivalents at beginning of period                                 1,631,664                  866,200
                                                                               ------------       ------------------


Cash and cash equivalents at end of period                                        $943,614               $1,631,664


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