Form 10KSB, Exhibit 13
period 2003-06-30
GREENE COUNTY BANCORP INC
filed 2003-09-29
CIK 1070524

2003 ANNUAL REPORT TO SHAREHOLDERS
GREENE COUNTY BANCORP, INC.

(Cover page)

Growth in Greene

Supporting Small Business in Our Community

About Our Company

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County. The Company’s consolidated assets as of June 30, 2003 were $257.0 million.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill. In 1974, the Bank changed to a New York State chartered mutual savings bank, under the name Greene County Savings Bank. In 1998, the Bank converted to the mutual holding company form of ownership, with the Bank changing its name to The Bank of Greene County.

The Bank serves Greene and Albany counties in New York State through counties in New York State through an operations center and six banking offices in Catskill, Cairo, Coxsackie, Greenville, Tannersville and Westerlo. As part of its mission the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

This year’s annual report profiles some of the many small businesses in and around Greene County that depend on the Bank’s commercial services. Their stories begin on page 4.

President’s Letter

I am pleased to report that Greene County Bancorp, Inc. was recently named as one of the 100 fastest growing small companies by Fortune Small Business magazine. This was in recognition of our continued above average growth in assets and income over the past three years. We appreciate their recognition of the success that we have achieved since our public offering.

Last year I reported to you that the continued national economic weakness, which had most noticeably affected short term interest rates, had positively affected the Company’s net interest rate spread and margin. Continued disenchantment with the stock market had resulted in total deposits increasing by $29.5 million, with most of the increase being in core deposits. Driven by lower interest rates and a heightened demand for property in our region, net loans and mortgages had increased by 16.9% and stood at $128.4 million at fiscal year end 2002. Non-performing assets were at a low 0.16% of assets. Non-interest income had reached an all-time high of $1.8 million in 2002, an increase of 64% over the prior year.

Our initial internal forecast, and that of most economists a year ago, was that we would begin to see higher interest rates by the end of 2002. Our budget anticipated a slow increase in rates in the fall, continuing through the end of the 2003 fiscal year.

As we ended the current fiscal year on June 30, 2003 however, interest rates were at all-time lows. While recently, as this message is being written, longer term rates have increased, there are no signs of significant inflation.

Net income for the current fiscal year ended June 30, 2003 was $2.2 million, a $0.5 million or 29.4% increase over fiscal 2002’s $1.7 million. Interest income for the current fiscal year increased $0.7 million to $13.1 million, a 5.6% increase over 2002, while interest expense was $4.3 million, a decrease of $0.6 million, or 12.2% less than the prior year.

Net interest spread increased 3 basis points to 3.73% for fiscal year 2003 as compared to 3.70% for the prior year. Net interest margin decreased 4 basis points to 3.88% from 3.92% during the same period. A substantial portion of the gain in net interest income can be attributed to the substantial growth in interest earning assets and liabilities..

In that regard, net loans outstanding were $132.2 million at fiscal year end 2003, a $3.8 million or 3.0% gain over the $128.4 million outstanding a year ago. Non-performing loans stood at just 0.16% of total loans, down from last year’s year end percentage of 0.26%. At the same time, investment securities increased by $33.7 million, or 51.0%, to $99.8 million, from the $66.1 million at fiscal year end 2002.

Unseen in the net loan figures above is the fervent activity which our lending department experienced during the past fiscal year. While it was out expectation that the 2002 levels of activity would not be seen again, loan originations increased to an even larger volume as many homeowners were driven by low interest rates to re-finance their mortgages for the second or third time. Our continuing reputation for personal, knowledgeable and friendly service again resulted in our Bank being the No. 1 mortgage lender in Greene County for calendar year 2002, both in terms of the number of mortgages recorded and the total dollar amount.
Meanwhile, deposits increased $34.3 million to $218.0 million, an 18.7% increase during the same period. This is the largest one-year dollar gain in the Bank’s history, following last year’s record $29.5 million increase. We were pleased that the growth was again spread throughout the Bank’s six-branch network. Equally impressive was the fact that the growth was totally concentrated in core deposits, with time deposits now accounting for less than 29% of our total deposits at fiscal year-end 2003.

According to an annual report from the Federal Deposit Insurance Corporation, most recently published in December, 2002, as of June 30, 2002 our Bank held, for the first time, the leading market share of deposits in our primary market area, Greene County. Given the large growth in deposits this past fiscal year, we expect to maintain our No. 1 position when the June 2003 figures are published this coming December.

Again this year, non-interest income saw a substantial increase over the prior year. For fiscal year 2003, non-interest income was $2.5 million, a $0.7 million or 38.9% increase over fiscal year 2002. Leading the way in non-interest income growth were significant increases in the Overdraft Protection Program and other checking account charges, VISA debit card fees, merchant credit card processing fees and ATM surcharges. Due to our efforts to lessen the Company’s dependence on interest rate spread, we have managed to increase the Company’s non-interest income to the current level from $0.9 million during fiscal year 2000, a 178% increase in three years.

Much of the increase in non-interest income this year was again volume related as The Bank of Greene County continued to stress the advantages of our low-cost and free checking account products. Customers are encouraged to make use of our ability to accept direct deposit of payroll and other recurring deposits, and our acceptance of Automated Clearing House electronic debits for recurring bills such as electric and phone service, garbage removal, and internet and cable television service. We have also seen a large increase in the use of our VISA check card which is accepted virtually anywhere that the VISA logo is displayed. Our Magicwriter software which allows businesses to originate ACH debits and credits from their place of business has proved to be popular with our commercial customers. We continue to seek products and services that not only increase non-interest income, but also enhance the Company’s relationship with its customers.

Non-interest expense increased by $1.0 million to $7.8 million for fiscal year 2003, a 14.7% increase over the prior year’s $6.8 million. Much of the increase was again volume related, resulting from the addition of new staff positions to support the large growth in accounts. Scheduled merit raises and increased health insurance and defined benefit pension expense also contributed to the increase. Also added this year was an employee profit sharing program, based on the Company’s return on equity.

Our outreach to local municipalities and fire departments for their lending needs continued to expand as total outstanding loans and bonds increased to $4.8 million at fiscal year end 2003, a 77.8% increase over the prior year’s $2.7 million. To further the Bank’s growth in the local municipal market, we have recently filed an application with the New York State Banking Department for permission to open a commercial bank subsidiary. Under New York State municipal law, municipalities are not permitted to deposit funds in institutions such as ours that hold savings bank charters. This new limited purpose commercial bank will allow us to take municipal deposits, further enhancing our relationship with our municipal customers.

Additional expenses were incurred this spring in computer technology as we upgraded our data and phone lines between our six branches and the operations center. This investment resulted in a substantial decrease in the monthly utility charge for phone and data communications. We expect to realize the full benefit of this investment during this fiscal year. We have also renegotiated our outsourcing contract with our provider of VISA check card and ATM processing. This new contract, effective July 1, 2003, provides for lower unit costs for processing ATM and check card transactions, and should begin to impact our income statement in the first quarter of the new fiscal year.

More than a year ago we began to explore our options regarding the data servicing contract for our core deposit and loan processing. We are still in negotiations with our current provider while at the same time exploring other options. We are hopeful that we can bring this matter to a conclusion during the current fiscal year.

Our merchant credit card processing program through Transfirst continues to grow by leaps and bounds. We have made arrangements for processing nearly 400 merchants, with volume reaching $35.6 million during the 2003 fiscal year, a $10.1 million or 39.6% increase over the prior fiscal year. We expect to see continued expansion of this service.

Total assets increased to $257.0 million at June 30, 2003, an increase of $36.8 million or 16.7% over $220.2 million a year ago. The substantial increase in assets was primarily due to the large increase in investment securities, with loan originations making up a smaller amount of the increase. The growth in assets was again primarily funded by a large increase in core deposits.

During the 2003 fiscal year Greene County Bancorp, Inc. increased the level of dividend payout to a total of $0.66 per share, a 24.5% increase over the previous fiscal year’s $0.53. Fiscal year 2004’s first semi-annual dividend was paid on September 1, 2003 to shareholders of record as of August 15, 2003 in the amount of $0.36 per share.

Many of our shareholders have taken advantage of the dividend reinvestment program (DRIP) which allows them to automatically reinvest their dividends in Company stock. Also available is the registration of your stock certificates in book-entry form which eliminates the possibility of your stock certificates becoming lost or stolen. Both of these programs are administered by our transfer agent, Computershare Trust Co., at no cost to our shareholders. If you have not already done so, I urge you to consider the benefits of these two programs.

The Bank’s Charitable Foundation made grants totaling $35,500 during the past fiscal year to 22 local non-profit organizations, and unaudited assets at its fiscal year end, June 30, 2003, stood at $946,000. Total Foundation grants awarded since its inception four years ago exceed $100,000. Greene County Bancorp, Inc.’s sole contribution to the Foundation, made at our initial public offering, was $484,150 in cash and Company stock.

We extend our thanks to the several locally owned businesses who participated in the photo section of our annual report. We appreciate the trust that they, and more than 1,200 other businesses like them, have placed with us.

The one thing that we can always count on is "change". There will always be swings in interest rates and the financial markets, new competitive forces, and demands for new products and services. The prudent path to managing Greene County Bancorp, Inc. is to be conservative in taking interest rate positions and in making loans and investments, and to have confidence in our institution’s ability to meet the competitive challenges that are presented. I believe that by following this plan we will continue to prosper and to provide a reasonable rate of return for our investors.

On behalf of the Board of Directors I extend a sincere thank you to the officers, managers and staff of The Bank of Greene County for their individual contributions to the successful year just concluded.
Finally, I would like to note the approaching retirement of Director Raphael Klein. He was first elected a Trustee of our predecessor, Greene County Savings Bank, in January 1986. "Raphy" has been an integral part of the growth and success that we have enjoyed during his time with the Bank. His keen business insight, together with his down to earth approach to solving life’s problems, has helped in many ways during his tenure as a Director. We wish him well.

Sincerely

J. Bruce Whittaker
President and Chief Executive Officer

Grown In Greene
They prosper in humble settings, like the basement of a home. They reach skyward atop mountains. They manufacture innovation in the hills and traverse our roadways daily. They put food on our tables, and cars in our driveways. They are the small businesses in and around Greene County.

(picture)        Cares & Trucks in Catskill
R.C. Lacy Inc.
Four generations of Lacys have driven the success of this Catskill auto dealer since 1914, making it one of the oldest Ford dealerships in the country. Five family members are currently active in the business, which over the years has added Lincoln-Mercury and Subaru to its lineup. The Bank provides R.C. Lacy with cash management and electronic banking services.

(picture)        Reeling & Dealing in Westerlo
Hannay Reels
Hannay has been manufacturing specialty reels at its plant in rural Westerlo since 1933. A family-run, community-focused business from the very beginning, Hannay now ships hose and cable reels worldwide for use in firefighting, aviation, welding, manufacturing and construction, among many other applications. The Bank assists Hannay with cash management, electronic commerce, international transactions and other services.

(picture)        It’s a Snow Job in Hunter
Hunter Mountain Ski Bowl Inc.
For nearly half a century, Orville Slutzky has been the driving force behind Hunter Mountain, a ski resort described as the "snowmaking capital of the world". Orville has guided the resort through many changes and expansions over the years. Now Hunter welcomes hundreds of thousands of skiers to the Catskills every season. The Bank provides Hunter with deposit accounts, credit card processing, online electronic commerce services, payroll services and ATMs.

(picture)        Fresh From Cairo
Slater’s Great American
Customer’s entering Slater’s Great American grocery store in Cairo are greeted by a bounty of fresh fruits and vegetables. Owners Ellsworth "Unk" Slater and son Justin work hard to provide area residents with the best products possible, and do their best to support other local businesses. The Slaters depend on the Bank for commercial deposit accounts, cash management, lines of credit and personal banking services.

(picture)        On the Road in Greenville
Van Auken Express
Tractor-trailers roll in and out of Van Auken’s Greenville freight terminal every day, carrying cargo to and from destinations throughout New York State. As a regional general commercial hauler, Van Auken specializes in transporting modest shipments (usually less than a truckload) relatively short distances. Brothers Jim and Jan Van Auken manage the 60-year-old business and value a very personal, full-service relationship with the Bank.

(picture)        Eating Well in Earlton
The Basement Bistro & Sagecrest Catering
Damon and Beth Baehrel have been serving up innovative regional cuisine with a classic French influence for some 17 years. It all stared with a catering business based out of a building behind their home in Earlton, a small town near Coxsackie. Soon after, the husband-wife team added a reservations-only bistro in the basement of their house featuring a special chef’s tasting menu that changes nightly. Damon creates the cuisine while Beth coordinates service and other aspects of the business. The Bank has been behind them from the start with mortgages, loans, and general banking and credit card services.

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	As of June 30,

(Dollars In thousands)	2003	2002	2001

SELECTED FINANCIAL CONDITION DATA:
Total assets	$256,965	$220,158	$185,105
Loans receivable, net	132,210	128,373	109,757
U.S. treasury (all available for sale)	---	---	1,005
U.S. government agencies (all available for sale)	9,659	14,862	1,794
State and political subdivisions (all available for sale)	14,655	8,811	9,420
Mortgage-backed securities (all available for sale)	57,581	19,564	8,783
Asset-backed securities (all available for sale)	288	818	3,300
Corporate debt securities (all available for sale)	16,283	20,760	23,432
Other investment securities (all available for sale)	1,365	1,274	1,141
Deposits	218,045	183,714	154,193
Shareholders’ equity	$29,125	$26,401	$25,094

	Years Ended June 30,

(Dollars In thousands)	2003	2002	2001

SELECTED OPERATIONS DATA:
Total interest income	$13,066	$12,397	$11,413
Total interest expense	4,344	4,934	5,448
Net interest income	8,722	7,463	5,965
Provision for loan losses	180	219	60
Net interest income after provision for loan losses	8,542	7,244	5,905
Total noninterest income	2,470	1,783	1,097
Total noninterest expense	7,817	6,774	5,830
Income before taxes	3,195	2,253	1,172
Income tax provision	991	600	216
Net income	$2,204	$1,653	$956

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	At and for the Years Ended June 30,

	2003	2002	2001
PERFORMANCE RATIOS:
Return on average assets [1]	0.92%	0.82%	0.55%
Return on average shareholders’ equity [2]	7.93	6.46	3.93
Ratio of operating expenses to average total assets	3.28	3.44	3.44
Ratio of average interest-earning assets to average interest-bearing liabilities	107.69	108.51	109.34
Net interest rate spread [3]	3.73	3.70	3.39
Net interest margin [4]	3.88	3.92	3.70
Efficiency ratio [5]	72.68	73.86	82.78

ASSET QUALITY RATIOS:
Nonperforming assets to total assets, at end of period	0.11	0.16	0.42
Nonperforming loans to total loans, at end of period	0.16	0.26	0.67
Allowance for loan losses to non-performing loans	528.14	321.07	119.18
Allowance for loan losses to loans receivable, net	0.88	0.83	0.81

CAPITAL RATIOS:
Shareholders’ equity to total assets, at end of period	11.33	11.99	13.56
Average shareholders’ equity to average assets	11.66	12.63	14.10
Dividend payout ratio [6]	59.46%	63.10%	50.00%
Book value	$14.56	$13.37	$12.66

OTHER DATA:
Number of full-service offices	6	6	6

1 Ratio of net income to average total assets
2 Ratio of net income to average shareholders’ equity
3 The difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities
4  Net interest income as a percentage of average interest-earning assets
5 The ratio of noninterest expense divided by the sum of net interest income and noninterest income
6  The ratio of dividends per share divided by the basic earnings per share

General

Greene County Bancorp, Inc. (the "Company") is the bank holding company for The Bank of Greene County (the "Bank") which is a community based bank offering a variety of financial services to meet the needs of the communities it serves. The Bank of Greene County is currently a New York State chartered savings bank. The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities. The Bank of Greene County currently operates six full service branches and an administration office in New York’s Greene and Southern Albany counties. Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Stock Market under the symbol "GCBC". Greene County Bancorp, MHC is a mutual holding company that owns 56.4% of Greene County Bancorp, Inc.’s outstanding common stock.

Greene County Bancorp, Inc. results of operations, like many other financial institutions, depends primarily on its net interest income, which is the difference between the income earned on Greene County Bancorp, Inc.’s loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by Greene County Bancorp, Inc.’s provision for loan losses, income and expense pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges. Greene County Bancorp, Inc.’s noninterest expense consists principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect Greene County Bancorp, Inc.

Critical Accounting Policies

Greene County Bancorp Inc.’s critical accounting policy relates to the allowance for loan losses. It is based on management’s opinion of an amount that is intended to absorb losses in the existing portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management’s estimate of probable credit losses and other factors that warrant recognition in providing for the allowance of loan losses. However, this evaluation involves a high degree of complexity and requires management to make subjective judgments that often require assumptions or estimates about highly uncertain matters. This critical accounting policy and its application are periodically reviewed with the Audit Committee and the Board of Directors.

Information

We make available free of charge through our website the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Management of Credit Risk

Management considers credit risk to be an important risk factor affecting the financial condition and operating results of Greene County Bancorp, Inc. The potential for loss associated with this risk factor is managed through a combination of policies approved by Greene County Bancorp, Inc.’s Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower’s related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to the rating of loans, determination of when loans should be placed on a nonperforming status, and the factors that should be considered in establishing Greene County Bancorp, Inc.’s allowance for loan losses. Management also considers credit risk when evaluating potential and current holdings of investment securities. Credit risk is a critical component in evaluating corporate debt securities. Typically Greene County Bancorp, Inc. will not purchase an investment below Standard & Poor’s A- rating and will consider selling a security if it falls into a lower category while in the investment portfolio. Greene County Bancorp, Inc. has purchased municipal securities as part of its strategy based on the fact such securities can offer a higher tax-equivalent yield than other similar investments.

Management of Interest Rate Risk

While Greene County Bancorp, Inc.’s loan portfolio, consisting primarily of mortgage loans collateralized by residential real property located in its market area, is subject to risks associated with the local economy, Greene County Bancorp, Inc.’s most significant form of market risk is interest rate risk because Greene County Bancorp, Inc.’s assets and liabilities are sensitive to changes in interest rates. Greene County Bancorp, Inc.’s assets consist primarily of residential mortgage loans, which have longer maturities than Greene County Bancorp, Inc.’s liabilities, which consist primarily of deposits. Greene County Bancorp, Inc. does not engage in any derivative based hedging transactions, such as interest rate swaps and caps. Due to the complex nature and additional risk often associated with derivative hedging transactions it is Greene County Bancorp, Inc.’s policy to continue its strategy of mitigating interest rate risk through balance sheet composition. Greene County Bancorp, Inc.’s interest rate risk management program focuses primarily on evaluating and managing the composition of Greene County Bancorp, Inc.’s assets and liabilities in the context of various interest rate scenarios. Factors beyond management’s control, such as market interest rates and competition, also have an impact on interest income and interest expense.

A principal part of Greene County Bancorp, Inc.’s business strategy is to manage interest rate risk and to minimize Greene County Bancorp, Inc.’s exposure to changes in market interest rates. In recent years, Greene County Bancorp, Inc. has followed the following strategies to manage interest rate risk:
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
(iv) originating adjustable rate commercial and home equity loans; and
(v)  where possible, matching the funding requirements for fixed-rate residential mortgages with lower-costing core deposit accounts.
By investing in liquid securities, which can be sold to take advantage of interest rate shifts, and originating consumer installment loans with shorter average durations, Greene County Bancorp, Inc. believes it is better positioned to react to changes in market interest rates. Investments in short-term securities, however, generally bear lower yields than longer-term investments. Greene County Bancorp, Inc. also attempts to offset interest rate risk by investing in adjustable rate securities, which will increase or decrease at periodic intervals based on a current interest rate. Thus, these strategies may result in lower levels of interest income than would be obtained by investing in longer-term fixed-rate loans.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a company’s interest rate sensitivity "gap". An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2003, Greene County Bancorp, Inc.’s cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, as a percentage of total interest-earning assets was negative 9.65%.

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

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2003, which are anticipated by Greene County Bancorp, Inc., based upon certain assumptions, to reprice or mature in each of the future time periods shown in the gap table. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2003, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization of adjustable-rate and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. The annual prepayment rate for real estate-related assets are based on the particulars of coupon maturity of the real estate-related assets. A decay rate was used when estimating the expected maturity of certain deposits, which typically have no stated contractual maturity. A ten percent decay rate was used for savings and NOW deposits and a twenty percent decay rate was used for money market accounts. Christmas club accounts, which were included in savings accounts, were slated in the 3 to 12 month bucket due to the annual pay out of such funds in the fall of each year.

Amounts Maturing or Repricing at June 30, 2003 [1]
	Within	3 to 12	1 to 3	3 to 5	5 to 10	Beyond
(Dollars in thousands)	3 Months	Months	Years	Years	Years	10 Years	Total

Interest earning assets:
Loans receivable	$2,158	$8,125	$5,820	$7,670	$15,800	$94,138	$133,711
Investment securities	4,566	13,315	24,228	19,707	36,146	1,869	99,831
Federal funds sold	6,839	---	---	---	---	---	6,839
Interest-bearing bank balances	1,144	---	---	---	---	---	1,144
FHLB stock	1,361	---	---	---	---	---	1,361

Total interest-earning assets [1]	$16,068	$21,440	$30,048	$27,377	$51,946	$96,007	$242,886

Interest-bearing liabilities:
Savings and money market deposits	$2,174	$7,277	$14,867	$12,042	$21,024	$30,315	$87,699
NOW deposits	412	1,235	2,816	2,280	3,981	5,741	16,465
MMDA deposits	1,318	3,955	7,593	4,859	5,808	2,831	26,364
Certificates of deposit	11,387	30,192	16,134	4,361	---	---	62,074
Borrowings	---	3,000	5,000	---	---	---	8,000

Total interest-bearing liabilities	$15,291	$45,659	$46,410	$23,542	$30,813	$38,887	$200,602

Interest sensitivity gap	$777	($24,219)	($16,362)	$3,835	$21,133	$57,120	$42,284

Cumulative interest sensitivity gap	$777	($23,442)	($39,804)	($35,969)	($14,836)	$42,284

Cumulative interest sensitivity gap as a
percentage of total assets	0.30%	(9.12%)	(15.49%)	(14.00%)	(5.77%)	16.46%

Cumulative interest sensitivity gap as a
Percentage of interest-earning assets	0.32%	(9.65%)	(16.39%)	(14.81%)	(6.11%)	17.41%

Cumulative interest-earning assets as a
Percentage of cumulative interest-bearing
Liabilities	105.08%	61.54%	62.92%	72.52%	90.83%	121.08%

1 Interest-earning assets are included in the period in which the balances are expected to be redeployed or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

The following table presents Greene County Bancorp, Inc..’s net portfolio value ("NPV"). These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions. The information set forth below is based on data that included all financial instruments as of June 30, 2003. Assumptions made by The Bank of Greene County relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios. Actual maturity dates were used for fixed rate loans and certificate accounts. Investment securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2003. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities, core deposits without stated maturity dates were scheduled with an assumed term of 48 months, and money market and noninterest bearing accounts were scheduled with an assumed term of 24 months. The NPV at "PAR" represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and estimated value of liabilities assuming no change in interest rates. The NPV for down 200 and 300 basis points has been excluded since it would not be meaningful, in the interest rate environment as of June 30, 2003. The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2003.

Changes in
Market interest rates		$Change	%Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio [1]	Change [2]

(Dollars in thousands)
+300 bp	$33,266	$(3,561)	(9.67)%	13.83%	(27) bps.
+200 bp	35,599	(1,228)	(3.34)	14.31	21 bps.
+100 bp	36,704	(123)	(0.33)	14.36	26 bps.
PAR	36,827	0	0.00	14.09	0 bps.
-100 bp	$36,228	$(599)	(1.63)	13.62%	-48 bps.

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

Average Balance Sheet

The following table sets forth certain information relating to Greene County Bancorp, Inc. for the years ended June 30, 2003 and 2002. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, are expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are average monthly balances, except for federal funds for which a daily average was calculated and interest-bearing bank balance for which a weekly balance was available. Interest and balances of nonaccrual loans and certain deferred origination fees have been excluded from the average loan balances and yield calculations in these tables.

(Dollars in thousands)	2003	2002	2003	2002	2003	2002
	Average	Average	Interest	Interest	Average	Average
	Outstanding	Outstanding	Earned/	Earned/	Yield/	Yield/
	Balance	Balance	Paid	Paid	Rate	Rate
Interest-earning assets:
Loans receivable, net [1]	$131,035	$121,087	$9,438	$9,081	7.20%	7.50%
Investment securities [2]	81,206	55,089	3,375	2,952	4.16	5.36
Federal funds	11,036	12,670	172	301	1.56	2.38
Interest-bearing bank balances	513	742	20	19	3.90	2.56
FHLB stock	1,181	1,000	61	44	5.17	4.40

Total interest-earning assets	224,971	190,588	13,066	12,397	5.81	6.51

Interest-bearing liabilities:
Savings and money market deposits	99,099	73,785	1,855	1,727	1.87	2.34
Demand and NOW deposits	37,964	32,419	131	163	0.35	0.50
Certificates of deposit	63,351	62,445	1,949	2,663	3.08	4.26
Borrowings	8,500	7,000	409	381	4.81	5.44

Total interest-bearing liabilities	$208,914	$175,649	$4,344	$4,934	2.08%	2.81%

Net interest income			$8,722	$7,463

Net interest rate spread					3.73%	3.70%

Net interest margin					3.88%	3.92%

Average interest-earning assets to
average interest-bearing liabilities					107.69%	108.51%

1 Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

Rate / Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Greene County Bancorp, Inc.’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

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

(Dollars in thousands)	2003 versus 2002			2002 versus 2001
	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest-earning assets:	Volume	Rate	(Decrease )	Volume	Rate	(Decrease )
Loans receivable, net [1]	$696	$(339)	$357	$1,404	$(207)	$1,197
Investment securities [2]	801	(378)	423	(31)	28	(3)
Federal funds	(35)	(94)	(129)	1,886	(2,057)	(171)
Interest-bearing bank balances	(1)	2	1	23	(41)	(18)
FHLB stock	9	8	17	7	(28)	(21)

Total interest-earning assets	1,470	(801)	669	3,289	(2,305)	984

Interest-bearing liabilities:
Savings deposits	309	(181)	128	1,085	(1,234)	(149)
Demand and NOW deposits	42	(74)	(32)	(96)	86	(10)
Certificates of deposit	39	(753)	(714)	1,234	(1,378)	(144)
Borrowings	61	(33)	28	(106)	(105)	(211)

Total interest-bearing liabilities	451	(1,041)	(590)	2,117	(2,631)	(514)

Net interest income	$1,019	$240	$1,259	$1,172	$326	$1,498

1 Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table demonstrates, net interest income for the fiscal year ended June 30, 2003 has been impacted significantly by the change in volume and to a lesser extent by the change in rates. It has been a year of tremendous growth in the investment portfolios and to a lesser extent in the loan portfolio, which has been funded by outstanding deposit growth. The growth in the volume of the loan and investments portfolios has been offset by corresponding decreases in the yield on such assets. The various types of deposit products have grown significantly with corresponding decreases in rate on these products. As a result of these changes in volume and changes in yield or rate, net interest spread increased 3 basis points to 3.73% from 3.70% when comparing June 30, 2003 and 2002. Net interest margin decreased 4 basis points to 3.88% from 3.92% when comparing June 30, 2003 and 2002.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2003 AND JUNE 30, 2002

Total assets increased $36.8 million, or 16.7%, to $257.0 million at June 30, 2003 as compared to $220.2 million at June 30, 2002. Growth occurred most significantly in investments and to a lesser extent in loans. The expansion of the investment and loan portfolios was funded through deposit growth, primarily interest bearing deposits. Greene County Bancorp, Inc. attributes a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff. The uncertainty in the stock market continues to keep investors in conservative banking products.

Cash and federal funds sold

Cash and due from banks increased to $10.1 million at June 30, 2003 from $7.4 million at June 30, 2002, an increase of $2.7 million or 36.5% as a result of daily fluctuations due to normal deposit account clearing activities and vault cash needs, based on customer cash needs. Federal funds sold decreased to $6.8 million at June 30, 2003 from $10.4 million at June 30, 2002, a decrease of $3.6 million or 34.6%. The level of federal funds sold is also a function of the daily account clearing needs and deposit levels, which can fluctuate significantly on a daily basis. Management has attempted to minimize the level of cash and federal funds sold during fiscal year 2003 due to the low interest rate environment, while maintaining sufficient liquidity to fund loan and customer demand.

Investments

Investments increased to $99.8 million at June 30, 2003 from $66.1 million at June 30, 2002, an increase of
$33.7 million or 51.0%. As the table below demonstrates, the portfolio composition has shifted toward mortgage-backed and state and political subdivision securities and away from U.S. agency, corporate and asset-backed securities.

During fiscal year 2003, management has begun to invest in a nonstandard type of mortgage-backed securities. Typical mortgage-backed securities have single family homes as underlying collateral. Purchases of these securities amounted to $31.2 million for the year ended June 30, 2003. These nonstandard securities are issued by Fannie Mae and Freddie Mac with underlying collateral in multi-family housing. They offer a yield maintenance provision, which helps protect the investment from being prepaid as other mortgage-backed securities can experience in a declining or low interest rate environment. The remaining maturity for most of these securities is one to nine years. Due to the yield maintenance provision, they also pay a higher yield than the current market rate and offer less interest rate sensitivity. A significant amount of premium has been paid when acquiring these investments. Additionally, $4.1 million adjustable rate securities were purchased in fiscal year 2003. With the purchase of adjustable rate and mortgage-backed securities as discussed above, management has attempted to address interest rate risk and partially offset the risk associated with long term fixed rate loans.

During the fiscal year ended June 30, 2003, principal payments of $1.1 million for securities, other than mortgage-backed securities, and $10.4 million for mortgage-backed securities were received, partially offsetting purchases made during the fiscal year. Purchases of securities, other than mortgage-backed securities, amounted to $12.7 million during the fiscal year ended June 30, 2003. Purchases of all mortgage-backed securities amounted to $49.7 million for the fiscal year ended June 30, 2003. Further offsetting the purchases were maturities and calls of securities amounting to $16.0 million during fiscal 2003. A $1.7 million security was sold at a profit of $21,200 during the fiscal year ended June 30, 2003. Management decided to sell and recognize the gain on the adjustable rate mortgage-backed security, which was due to reprice to a lower yield, and replace the security with state and political subdivision securities yielding higher tax equivalent yields. As part of its Asset Liability Management practice, management continually reviews the securities held for potential credit and adverse interest rate risk characteristics. A decision to sell may result from these reviews.

Greene County Bancorp, Inc. continues to hold 14.6% of the investment portfolio at June 30, 2003, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates. Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

(Dollars in thousands)	Market value at June 30, 2003	Percentage of portfolio	Market value at June 30, 2002	Percentage of portfolio

U.S. government agencies	$9,659	9.7%	$14,862	22.5%
State and political subdivisions	14,655	14.6	8,811	13.3
Mortgage-backed securities	57,581	57.7	19,564	29.6
Asset-backed securities	288	0.3	818	1.3
Corporate debt securities	16,283	16.3	20,760	31.4

Total debt securities	98,466	98.6	64,815	98.1

Equity securities and other	1,365	1.4	1,274	1.9

Total available-for-sale securities	$99,831	100.0%	$66,089	100.0%

Federal Home Loan Bank Stock

Federal Home Loan Bank Stock amounted to $1.4 million at June 30, 2003, an increase of $239,500. This increase was a result of minimum capital stock requirements of all members of the Federal Home Loan Bank of New York.

Loans

Total loans increased to $133.7 million at June 30, 2003 from $129.7 million at June 30, 2002, an increase of $4.0 million or 3.1%.

Residential real estate loans decreased $768,000, or 0.7%, between fiscal year end June 30, 2003 and 2002. Adjustable rate residential mortgages decreased $1.5 million and fixed rate bi-weekly residential mortgages decreased $1.0 million and residential construction loans decreased $0.5 million; however, conventional fixed rate residential loans increased $2.8 million almost entirely offsetting these decreases. Consumers continue to refinance mortgages to low fixed rate products due to the continued and historically low interest rate environment. The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio. Consumer are willing to pay a slight premium for such service and consistency. Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution which will not sell their loan. However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in commercial real estate mortgages, which have increased to $11.5 million at June 30, 2003 from $8.8 million at June 30, 2002, an increase of $2.7 million or 30.7%. Adjustable rate commercial real estate mortgages made up approximately $2.2 million of this increase. Commercial loans not collateralized by real estate have increased to $6.6 million at June 30, 2003 as compared to $4.4 million at June 30, 2002. The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community focusing efforts on providing the best local service. The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service.

Home equity loans continue to be a popular product in the current low interest rate environment. Many consumers are using equity in their homes to collateralize what formerly may have fallen into a typical installment loan. Home equity loans increased $864,000 to $7.8 million at June 30, 2003 as compared to $7.0 million at June 30, 2002. Installment loans decreased to $4.4 million at June 30, 2003 as compared to $5.6 million at June 30, 2002, a decrease of $1.2 million. Another factor affecting installment loans is the zero percent auto financing offered by automakers which has caused a continued sluggish demand for auto loans typically classified as installment.

As a result of the changes discussed above the loan portfolio has shifted slightly from the residential real estate mortgages which represented 76.8% and 79.8% of the portfolio at June 30, 2003 and 2002, respectively and more toward adjustable rate real estate commercial mortgages, commercial loans and home equity loans. The Bank of Greene County continues to use a conservative underwriting policy in regard to all loans whether they are residential mortgages or commercial loans.

(Dollars in thousands)	At June 30, 2003	Percentage of portfolio	At June 30, 2002	Percentage of portfolio

Real estate mortgages
Residential (one- to four- family)	$102,726	76.8%	$103,494	79.8%
Commercial	11,481	8.6	8,764	6.8
Home equity loans	7,821	5.8	6,957	5.4
Commercial loans	6,576	4.9	4,356	3.3
Installment loans	4,360	3.3	5,611	4.3
Passbook loans	747	0.6	545	0.4

Total loans	$133,711	100.0%	$129,727	100.0%

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an allowance for loan loss. In addition, various regulatory agencies, as an integral part of their examination process, periodically review The Bank of Greene County’s allowance for loan losses and valuation of OREO. Such agencies may require The Bank of Greene County to recognize additions to the allowance based on their judgment about information available to them at the time of their examination. The allowance for loan losses is increased by a provision for loan losses (which results in a charge to expense) and is reduced by net charge-offs. During the fiscal year ended June 30, 2003, the level of provision was affected by the growth of the loan portfolio and composition of the portfolio shifting to more commercial loans. These types of loans generally possess a higher degree of credit risk than traditional one-to-four family residential mortgage loans.

Analysis of the Allowance for Loan Losses
	June 30, 2003	June 30, 2002
Balance at the beginning of the period	$1,068,734	$886,081
Charge-offs:
Commercial real estate mortgage loans	37,494	---
Home equity	---	2,380
Installment loans to individuals	113,089	49,877

Total loans charged off	150,583	52,257
Recoveries:
Residential mortgages	1,072	---
Commercial mortgages	24,093	---
Installment loans to individuals	40,509	16,010

Total recoveries	65,674	16,010

Net charge-offs	84,909	36,247

Provisions charged to operations	180,000	218,900

Balance at the end of the period	$1,163,825	$1,068,734

Ratio of net charge-offs to average loans outstanding	0.04%	0.03%
Ratio of net charge-offs to nonperforming assets	30.82%	9.98%
Allowance for loan loss to nonperforming loans	528.14%	321.07%
Allowance for loan loss to net loans	0.88%	0.83%

Nonaccrual loans and Nonperforming assets
Loans are reviewed on a regular basis. Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral. When a loan is determined to be impaired, the measurement of the loan is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Management places loans on nonaccrual status once the loans have become over 90 days delinquent. Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis. A loan does not have to be 90 days delinquent in order to be classified as nonperforming. Other real estate owned is considered nonperforming. The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2003 or 2002.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.
	June 30, 2003	June 30, 2002
Nonaccrual loans:
Real estate mortgage loans
Residential mortgage loans (One-to-four family)	$211,074	$313,981
Commercial mortgage loans	---	---
Home equity	2,104	---
Installment loans to individuals	7,183	18,886

Total nonaccrual loans	220,361	332,867

Other real estate owned
Real estate mortgage loans
Commercial mortgage loans	55,125	30,229
Total other real estate owned	55,125	30,229

Total nonperforming assets	$275,486	$363,096

Total nonperforming assets as a percentage of total assets	0.11%	0.16%
Total nonperforming loans to total loans	0.16%	0.26%
Gross interest income of $7,052 and $9,700 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2003 and 2002, respectively. No interest income was recorded on nonaccrual loans more than 90 days delinquent during the fiscal years ended June 30, 2003 or 2002.

Other real estate owned

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned ("OREO") until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses. Any subsequent write-down of OREO is charged against earnings. At June 30, 2003, other real estate owned amounted to $55,000. The property owned at June 30, 2002 which amounted to $30,000 was sold during fiscal year 2003 at a net gain of approximately $59,800. During the fiscal year ended June 30, 2002, one other property was transferred to other real estate owned through foreclosure proceedings of approximately $87,000. A net gain of approximately $22,300 was recognized in connection with the sale of this property.

Premises and equipment

Premises and equipment amounted to $4.7 million at June 30, 2003 as compared to $5.0 million at June 30, 2002. The decline of $300,000 was the net result of purchases of approximately $292,000 and depreciation expense of approximately $558,000.

Accrued interest receivable

At June 30, 2003, accrued interest receivable on loans and investments amounted to $1.6 million as compared to $1.5 million at June 30, 2002, an increase of $0.1 million or 6.7%. The increase was due to growth in the loan and investment portfolios. Timing of interest payments can affect the level of accrued interest receivable.

Prepaid expenses and other assets

Prepaid expense and other assets amounted to $318,000 at June 30, 2003 as compared to $297,000 at June 30, 2002, an increase of $21,000. Fees such as insurance, real estate taxes, software licensing and advertising that have been paid in advance of the service are the majority of the assets in this category. The expense related to these fees is amortized over the service period.

Deposits

Total deposits increased to $218.0 million at June 30, 2003 as compared to $183.7 million at June 30, 2002, an increase of $34.3 million or 18.7%. The Bank of Greene County continues to draw new and existing customers to its deposit products. The lack of enthusiasm in the stock market continues to keep consumers in more conservative banking products rather than the equity markets. A campaign to attract new customers using free gift offers has proven successful. Noninterest bearing deposits as a percentage of total deposits decreased to 11.7% at June 30, 2003 as compared to 12.0% at June 30, 2002, despite an increase of $3.3 million or 14.9% to $25.4 million at June 30, 2003 as compared to $22.1 million at June 30, 2002. Growth primarily occurred in the more liquid deposit accounts such as savings and money market deposit accounts. Savings deposits increased $16.9 million or 23.9% to $87.7 million or 40.2% of total deposits at June 30, 2003 as compared to $70.8 million or 38.5% of total deposits at June 30, 2002. Money market deposits increased $12.5 million, or 89.9% to $26.4 million or 12.1% of total deposits at June 30, 2003 as compared to $13.9 million or 7.6% of total deposits at June 30, 2002. Growth in NOW deposits assisted in keeping the percentage of NOW deposits to total deposits at 7.5% at June 30, 2003 as compared to 7.8% at June 30, 2002. The amount of certificates of deposits remained relatively consistent at $62.1 million at June 30, 2003 as compared to $62.6 million at June 30, 2002. However, the maturity of such deposits has shifted to longer terms with $24.6 million or 39.6% of certificates of deposit maturing in less than seven months at June 30, 2003 as compared to $34.1 million or 54.4% of certificates of deposit maturing in less than seven months at June 30, 2002. Certificates of deposit maturing in over one year amounted to $20.5 million or 33.0% at June 30, 2003 as compared to $13.5 million or 21.6% at June 30, 2002.

(Dollars in thousands)	At June 30, 2003	Percentage Of portfolio	At June 30, 2002	Percentage of portfolio

Noninterest bearing deposits	$25,443	11.7%	$22,067	12.0%
Certificates of deposit	62,074	28.5	62,645	34.1
Savings deposits	87,699	40.2	70,825	38.5
Money market deposits	26,364	12.1	13,883	7.6
NOW deposits	16,465	7.5	14,294	7.8

Total deposits	$218,045	100.0%	$183,714	100.0%

Borrowings from FHLB

Borrowings from FHLB amounted to $8.0 million at June 30, 2003 as compared to $9.0 million at June 30, 2002, a decrease of $1.0 million or 11.1%. Management was able to refinance $3.0 million in borrowings from the FHLB at a lower interest rate helping to maintain net interest rate spread and margin. Due to large penalties associated with prepayment of long-term FHLB borrowings the entire debt was not refinanced.

Accrued expenses and other liabilities

Accrued expense and other liabilities increased $810,000, or 99.8%, to $1,722,000 at June 30, 2003 as compared to $912,000 at June 30, 2002. The most significant factor contributing to the increase was an increase in the deferred tax liabilities associated with the unrealized gains on the available-for-sale investment portfolio.

Accrued income taxes

Accrued income taxes amounted to $73,000 at June 30, 2003 as compared to $131,000 at June 30, 2002, a decrease of approximately $58,000, or 44.3%. The level of accrued income tax is related to and will fluctuate as the result of changes in the estimated effective tax rate, provision for income taxes and timing of tax payments.

Shareholders’ equity

Retained earnings increased to $18.8 million at June 30, 2003 compared to $17.2 million at June 30, 2002 as a result of net income of $2.2 million partially offset by dividend payments amounting to $591,000. Unearned stock-based compensation was affected by stock-based compensation earned. Unearned ESOP shares changed due to earned and allocated shares during the fiscal year. The change in other accumulated comprehensive income was a result of the change in marking to market the available-for-sale investment portfolio. The decrease of $179,000 in treasury stock was the result of issuance of 7,120 shares of stock due to normal vesting associated with the Management Recognition and Retention Plan of 2000 and issuance of 9,588 shares of stock upon option exercises under the 2000 Stock Option Plan.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2003 AND JUNE 30, 2002

The earnings of Greene County Bancorp, Inc., as well as other financial institutions, depend primarily on its level of net interest income, which is the difference between interest earned on Greene County Bancorp, Inc.'s interest-earning assets, consisting primarily of residential and commercial real estate loans, consumer loans and securities available for sale, and the interest paid on interest-bearing liabilities, consisting of deposits and borrowings. Net interest income is a function of Greene County Bancorp, Inc.'s interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared with interest-bearing liabilities. Greene County Bancorp, Inc.'s earnings also are affected by its fees and service charges and gains on sale of securities, as well as its level of operating and other expenses, including salaries and employee benefits, occupancy and equipment costs, data processing expense, marketing and advertising costs, and federal deposit insurance premiums.

Net interest income

Net interest income is a function of interest income and interest expense. Net interest income for the fiscal year ended June 30, 2003 amounted to $8.7 million as compared to $7.5 million for the fiscal year ended June 30, 2002, an increase of $1.2 million, or 16.0%. As previously illustrated in the rate / volume and average balance sheet tables, the increased volume in most categories of interest-earning assets and interest-bearing liabilities contributed to the improved net interest income. The decreases in rate on interest-bearing liabilities was the most significant factor in improving net interest income, particularly the rate on certificates of deposit and savings deposits, which are currently at historically low rates. Interest earning assets have experienced similar decreases in yield; however, these decreases were offset by increases in volume particularly in the loan and investment portfolios. As a result of changes in interest-earning assets and interest-bearing liabilities, net interest spread increased 3 basis points to 3.73% for the period ended June 30, 2003 as compared to 3.70% for the period ended June 30, 2002. Net interest margin decreased 4 basis points to 3.88% for the fiscal year ended June 30, 2003 as compared to 3.92% for the fiscal year ended June 30, 2002. These fluctuations were primarily the result of the Federal Reserve rate cuts completed during the last two fiscal years ended June 30, 2003 and 2002. The impetus for these cuts was the continued struggling national economy, which was partially fueled by uncertainty about the War in Iraq. It should be noted that further significant rate reductions in interest bearing liabilities are not expected given the current historically low rate environment. However, some interest earning assets may continue to be replaced with lower yielding assets as investments mature or reprice and loans are made or refinanced. Consequently, the net interest margin could still see further contraction.
Interest income

Interest income for the fiscal year ended June 30, 2003 amounted to $13.1 million as compared to $12.4 million for the fiscal year ended June 30, 2002, an increase of $0.7 million, or 5.6%. Interest income is derived from loans, investments and other interest-bearing assets. The average balance of interest-earning assets increased to $225.0 million for the fiscal year ended June 30, 2003 as compared to $190.6 million for the fiscal year ended June 30, 2002, an increase of $34.4 million, or 18.0%. The decrease in average yield of 70 basis points to 5.81% for the period ended June 30, 2003 as compared to 6.51% for the period ended June 30, 2002 partially offset the increase in average balance.

Interest income on loans increased to $9.4 million for the fiscal year ended June 30, 2003 as compared to $9.1 million for the fiscal year ended June 30, 2002, an increase of $0.3 million, or 3.3%. The level of interest on loans was affected by the average balance and yield on such loans as well as the composition of the portfolio. The average balance of loans increased to $131.0 million for the fiscal year ended June 30, 2003 as compared to $121.1 million for the same period of the prior year, an increase of $9.9 million, or 8.2%. The increase in average balance was offset by a decrease in the average yield on such loans, which was 7.20% for the fiscal year ended June 30, 2003 as compared to 7.50% for the same period the prior year, a decrease of 30 basis points. The shift in the loan portfolio composition to more commercial and commercial real estate loans from standard residential loans partially offset potentially more significant decreases in yield on the loan portfolio. Commercial real estate mortgages represented $11.5 million, or 8.6%, of the portfolio at June 30, 2003 as compared to $8.8 million, or 6.8%, of the portfolio at June 30, 2002. Commercial loans, not backed by real estate, represented $6.6 million, or 4.9%, of the portfolio at June 30, 2003 as compared to $4.4 million, or 3.3%, at June 30, 2002, an increase of $2.2 million or 50.0%. All types of commercial loans tend to have a higher interest rate than other types of mortgages and long-term loans. These type of loans tend to have an adjustable rate more frequently than residential mortgages, which may ease interest sensitivity. Residential real estate mortgages continue to represent the greatest component of the loan portfolio, and represented $102.7 million, or 76.8% of the loan portfolio at June 30, 2003 as compared to$103.5 million or 79.8% for the loan portfolio at June 30, 2002, a decrease of $800,000 or 0.7%. See the discussion above in the Comparison of Financial Condition section under loans for further information on the decrease in the residential loan portfolio.

Interest income on investments was also affected by the average balance, rate and composition of the portfolio. Interest income on investments, which excludes FHLB stock, increased $423,000 to $3.4 million when comparing fiscal year end June 30, 2003 and 2002. The average balance of the investment portfolio amounted to $81.2 million for the fiscal year ended June 30, 2003 as compared to $55.1 million for the fiscal year ended June 30, 2002, an increase of $26.1 million, or 47.4%. The increase in average balance was partially offset by decreases in yield on such investments. The yield on investments was 4.16% for the fiscal year ended June 30, 2003 as compared to 5.36% for the same period of the prior year, a decrease of 120 basis points. The shift in the portfolio composition also contributed to the lower yield. Corporate securities represented $16.3million, or 16.3% of the portfolio at June 30, 2003 as compared to $20.8 million, or 31.4% of the portfolio at June 30, 2002. Corporate securities tend to carry a higher yield than other investments such as U.S. government agencies and mortgage-backed securities. U.S. government agency investments represented $9.7 million, or 9.7% of the portfolio at June 30, 2003 as compared to $14.9 million, or 22.5% of the portfolio at June 30, 2002. The majority of the decrease in this category was due to a U.S. agency securities being called due to more favorable rates for the issuers at the call date. Mortgage-backed securities represented $57.6 million, or 57.7% of the portfolio at June 30, 2003 as compared to $19.6 million, or 29.6% of the portfolio at June 30, 2002. Please see the discussion above on nonstandard mortgage-backed securities, in the Comparison of Financial Condition section under investments, for further detail on the increase in mortgage-backed securities. As stated elsewhere, the change in overall yield was most significantly affected by the general change to a lower interest rate environment between June 30, 2003 and 2002. Management has attempted to invest in more adjustable rate investments when appropriate during fiscal years 2003 and 2002 than in the past in order to partially protect the net interest position when interest rates begin to rise. Also, investments in nonstandard mortgage-backed securities has been made in an attempt to reduce interest sensitivity.

Interest income on federal funds sold was significantly impacted by the interest rate environment. The rate on such funds decreased 82 basis points when comparing the fiscal year ended June 30, 2003 and 2002. Due to the fact that The Bank of Greene County maintains a substantial balance in federal funds, a change in this interest rate can considerably affect the level of interest income. The average yield on interest-bearing bank balances is skewed due the widely fluctuating weekly balances and the relatively low level of interest. Management continues to maintain significant levels of liquidity in federal funds and cash due to the outstanding deposit growth. Redeploying the deposit funds into higher yielding and risk appropriate investments and loans given the current rate environment, status of the national economy and daily funding needs, can create timing issues.

Interest expense

Interest expense for the fiscal year ended June 30, 2003 amounted to $4.3 million as compared to $4.9 million for the fiscal year ended June 30, 2002, a decrease of $0.6 million, or 12.2%. Interest expense includes interest on deposits as well as interest on borrowings. The average balance of interest-bearing liabilities increased to $208.9 million for the fiscal year ended June 30, 2003 as compared to $175.6 million for the fiscal year ended June 30, 2002, an increase of $33.3 million, or 19.0%. The average rate on such interest-bearing liabilities decreased 73 basis points to 2.08% as compared to 2.81% for the fiscal years ended June 30, 2003 and 2002, respectively.

The average balance of savings deposits, which includes escrow deposits, Christmas club accounts and student savings increased $25.3 million, or 34.3%, to $99.1 million for the fiscal year ended June 30, 2003 as compared to $73.8 million for the fiscal year ended June 30, 2002. The increase in average balance of such savings accounts was offset by a decrease in average rate of 47 basis points to 1.87% for the twelve-month period ended June 30, 2003 as compared to 2.34% for the same period ended June 30, 2002. The average balance of demand and NOW deposit accounts increased $5.6 million, or 17.3%, to $38.0 million for the fiscal year ended June 30, 2003 as compared to $32.4 million for the fiscal year ended June 30, 2002. The average rate on such deposits decreased 15 basis points to 0.35% for the fiscal year ended June 30, 2003 as compared to 0.50% for the same period ended June 30, 2002. The average balance of certificates of deposit amounted to $63.4 million for the fiscal year ended June 30, 2003 as compared to $62.4 million for the fiscal year ended June 30, 2002, an increase of $1.0 million or 1.6%. The average rate on such certificates of deposit decreased 118 basis points to 3.08% for the fiscal year ended June 30, 2003 as compared to 4.26% for the same period of the prior year. As stated above, these rates are largely affected by the interest rate environment in general and competitive pressures, which can be more significant in a rising rate environment as compared to a declining rate environment. Management recognizes that a rising rate environment could have an inverse relationship to the net interest spread and margin causing them to decrease, potentially affecting the overall net income position and profitability.

The increase in average balance of borrowings of $1.5 million and decrease in rate on such borrowings of 63 basis points between fiscal year ended June 30, 2003 and 2002 also contributed to the decreased interest expense and improved net interest income.

Provision for loan losses

The provision for loan losses for the year ended June 30, 2003 decreased to $180,000 as compared to $218,900 for the year ended June 30, 2002. The decrease in the yearly provision was primarily a result of a large recovery received during the first quarter of the current fiscal year. Recoveries amounted to $66,000 for the year ended June 30, 2003 as compared to $16,000 for the year ended June 30, 2002. Charge-offs amounted to $150,600 for the year ended June 30, 2003 as compared to $52,300 for the year ended June 30, 2002. Higher levels of charge-offs and an increased level of commercial loans to total loans also affected the level of loan provisions during the current fiscal year. Commercial loans tend to be considered riskier than standard residential mortgages consequently requiring a slightly higher provision allocation when evaluating the risk of the total loan portfolio and overall allowance for loan loss.

Noninterest income

Other income amounted to $2.5 million for the fiscal year ended June 30, 2003 as compared to $1.8 million for the fiscal year ended June 30, 2002, an increase of $0.7 million, or 38.9%. Service charges on deposit accounts amounted to $1.6 million for the fiscal year ended June 30, 2003 as compared to $1.1 million for the same period of the prior year, an increase of $0.5 million. The most significant items affecting this revenue was the continued success of the Carefree Overdraft Privilege product and the increase in the volume of checking and NOW accounts. The program, which was initiated in October 2001, allows certain select customers to overdraw their checking accounts while The Bank of Greene County continues to honor their checks up to certain limits based on checking account type and customer history. Other operating income increased to $890,000 for the fiscal year ended June 30, 2003 as compared to $697,000 for the fiscal year ended June 30, 2002, an increase of $193,000, or 27.7%. The most significant contributors to the improvement in other operating income included merchant credit card processing fees and other e-commerce fees, debit card fees and referral fees earned on our collaboration with Fenimore Asset Management. Merchant credit card processing fees were generated based on referrals to Transfirst credit card processors. Gains of approximately $60,000 and $22,300 associated with the sale of a property formerly categorized in other real estate owned were recognized during fiscal 2003 and 2002, respectively. Gains of approximately $21,000 and $19,000 were recognized on the sales of a mortgage-backed security and two corporate securities during fiscal 2003 and 2002, respectively.

Noninterest expense

Other expenses increased to $7.8 million for the fiscal year ended June 30, 2003 as compared to $6.8 million for the fiscal year ended June 30, 2002, an increase of $1.0 million, or 14.7%. Salary and other employee benefits increased $570,000, as a result of the addition of several new positions including additional marketing and computer technology staff, as well as a new employee profit sharing bonus, annual salary increases and increased expenses associated with employee insurance and retirement. The Bank of Greene County continues to invest in technology and staff in order to bring customers the highest quality products and services. The expense for service and data processing of accounts is driven by the number of accounts. Another successful year attracting new customers and a corresponding increase in the volume of accounts primarily accounted for the increase in servicing and data processing expenses. Included in service and data processing expenses are servicing fees, statement processing and rendering, ATM and Visa processing fees, and data communication expenses. The relatively rural environment in which Greene County Bancorp, Inc. operates increased some costs because of the inability to take full advantage of some of the technological advances in telephone and other data communication options available to other geographic areas. However, during the past fiscal year Greene County Bancorp, Inc. has made a significant investment in data communications in order to take advantage of some technology advancements. These data communication expenses are expected to be recovered via savings during the next fiscal year. Occupancy costs increased due to higher repairs and maintenance costs as well as increased real estate taxes, insurance and utility expenses. Also, depreciation associated with the branches opened in recent years contributed to occupancy costs. Furniture and equipment expense, including computer equipment, increased due to higher repairs and maintenance activities and depreciation associated with recent branch openings and other technology improvements. Office supplies decreased as a result of technology improvements which have allowed items such as forms to be prepared by staff rather than using preprinted forms. Other expenses include items such as training, insurance, advertising, postage, telephone, charitable contributions, legal, audit, REO expenses and various expenses other than processing associated with deposit and loan accounts. Also, included in other expenses was a fee of $78,000 for fiscal 2003 as compared to $96,000 for fiscal 2002 paid to a consultant to assist in the initial set up of the Carefree Overdraft Privilege product. This fee is nonrecurring.
Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the revenue generated for the given year and certain regulatory requirements. The increase in the provision was primarily due to the adjustments needed to properly reflect the expected tax requirements. The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation. The effective rate for fiscal 2003 was 31.0% as compared to 26.6% the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Greene County Bancorp, Inc.’s primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and debt securities, as well as lines of credit and term borrowing facilities available through the Federal Home Loan Bank as needed. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, and borrowings are greatly influenced by general interest rates, economic conditions and competition.

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of mortgage-backed securities and debt securities. Purchases of mortgage-backed securities and debt securities totaled $62.4 million and $32.0 million for the years ended June 30, 2003 and 2002, respectively. These activities were funded primarily through deposit growth, and principal payments on loans, mortgage-backed securities and debt securities. Loan sales did not provide an additional source of liquidity during the years ended June 30, 2003 and 2002, as Greene County Bancorp, Inc. generally originates loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $34.3 million and $29.5 million for the years ended June 30, 2003 and 2002, respectively. The level of interest rates and products offered by local competitors are some factors affecting deposit flows. Fiscal year 2003 was affected by the weak national economy, poor stock market performance and doubt about corporate governance which caused consumers to continue to invest in secure FDIC insured deposit products like those offered by The Bank of Greene County.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to Greene County Bancorp, Inc. During fiscal year 2003, Greene County Bancorp, Inc.’s maximum borrowing reached $9.0 million and minimum amounted to $8.0 million from the FHLB. The $8.0 million borrowing at June 30, 2003 was a combination of $2.5 million, which matures in September 2004, $2.5 million which matures in October 2005 and $3.0 million scheduled to mature in January 2004.

Loan commitments totaled $5.7 million at June 30, 2003 and were comprised of $4.4 million in commitments to originate residential loans, $0.9 million in commercial mortgage loans and $0.4 million in commercial loan commitments. Another $4.1 million in unused lines of credit, including $1.5 million in commercial lines of credit, $0.7 in overdraft lines of credit and $1.9 million in home equity lines of credit were outstanding at June 30, 2003. Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments. Time accounts or certificate of deposits, which are scheduled to mature in one year or less from June 30, 2003, totaled $41.6 million. Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2003 and 2002, The Bank of Greene County and Company exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the financial statements. Shareholders’ equity represented 11.3% of total assets at June 30, 2003, as compared to 12.0% at June 30, 2002.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts. The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period. At June 30, 2003, cash and cash equivalents totaled $16.9 million, or 6.6% of total assets.

A summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2003 and 2002 is as follows:

	First	Second	Third	Fourth
(Dollars in thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2003
Loans receivable, net	$130,486	$131,480	$131,149	$132,210
Deposits	192,124	197,989	206,188	218,044

Interest income	$3,296	$3,246	$3,261	$3,263
Interest expense	1,168	1,118	1,042	1,016
Net interest income	2,128	2,128	2,219	2,247
Provisions of loan losses	---	30	75	75
Income before provision for income taxes	910	805	767	713
Net income	641	544	514	505
Earnings per common share - Basic	0.32	0.27	0.26	0.25
Earnings per common share - Diluted	$0.32	$0.27	$0.25	$0.23

FISCAL 2002
Loans receivable, net	$115,734	$120,336	$125,478	$128,373
Deposits	159,654	165,918	175,673	183,714

Interest income	3,081	3,052	3,105	3,159
Interest expense	1,342	1,238	1,188	1,166
Net interest income	1,739	1,814	1,917	1,993
Provisions of loan losses	30	69	60	60
Income before provision for income taxes	473	530	608	642
Net income	344	381	468	460
Earnings per common share - Basic	0.17	0.20	0.24	0.23
Earnings per common share - Diluted	$0.17	$0.19	$0.23	$0.23

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Small-Cap Market under the symbol "GCBC". As of August 1, 2003 Greene County Bancorp, Inc. had eight registered market makers, 604 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 2,041,543 shares outstanding. As of such date, Greene County Bancorp, MHC (the "Mutual Company"), Greene County Bancorp, Inc.’s mutual holding company held 1,152,316 shares of common stock or 56.4% of total shares outstanding. Consequently, shareholders other than the Mutual Company held 889,227 shares.

The following table sets forth high, low, closing market price and dividend information of Greene County Bancorp, Inc. common stock during the quarterly periods indicated for the years ended June 30, 2003 and 2002. Closing price information is stated at the quarter end dates indicated. During the fiscal year ended June 30, 2003 and 2002, the Mutual Company waived its right to receive dividends.

				Semi-Annual
				Cash Dividend
	High	Low	Close	Declared

June 30, 2003	$24.60	$20.80	$2150	None
March 31, 2003	22.57	19.00	22.00	$0.34/share
December 31, 2002	19.98	17.37	19.00	None
September 30, 2002	19.22	17.25	17.90	$0.32/share

June 30, 2002	18.46	17.00	18.22	None
March 31, 2002	19.75	14.75	17.99	$0.28/share
December 31, 2001	15.75	13.46	15.05	None
September 30, 2001	$15.75	$10.40	$13.96	$0.25/share

Payment of dividends on Greene County Bancorp, Inc.’s common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Greene County Bancorp, Inc.’s results of operations, financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of Greene County Bancorp, Inc. and notes thereto, presented elsewhere herein, have been prepared in accordance with U.S. generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of Greene County Bancorp, Inc.’s operations. Unlike most industrial companies, nearly all the assets and liabilities of Greene County Bancorp, Inc. are monetary. As a result, interest rates have a greater impact on Greene County Bancorp, Inc.’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets", which requires acquired intangible assets (other than goodwill) to be amortized over their useful economic lives, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the statement. The adoption of this statement in fiscal 2003 had no material impact on Greene County Bancorp, Inc.’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146, liabilities for costs associated with an exit or disposal activity are to be recognized when the liability is incurred. Under EITF Issue No. 94-3, liabilities related to exit or disposal activities were recognized when an entity committed to an exit plan. In addition, Statement No. 146 establishes that the objective for the initial measurement of the liability is fair value. Statement

No. 146 is effective for exit and disposal activities initiated after December 31, 2002. The adoption of this statement had no impact on Greene County Bancorp, Inc.’s consolidated financial statements.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions", which no longer requires the separate recognition and subsequent amortization of goodwill that was originally required by Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift
Institutions". Instead, SFAS 72 goodwill would be accounted for in accordance with Statement No. 142, "Goodwill and Other Intangible Assets" and would be subject to an annual impairment test. SFAS 147 also amends Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope core deposit intangibles. Those intangible assets are now subject to the same recoverability and impairment loss recognition provisions that SFAS 144 requires for other long-lived assets. SFAS 147 was effective October 1, 2002. The adoption of SFAS 147 did not have a material impact on Greene County Bancorp, Inc.’s consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others (FIN 45)." FIN 45 requires disclosures be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the recognition of a liability by a guarantor at the inception of certain guarantees that it has issued and that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on Greene County Bancorp, Inc.’s consolidated financial statements since Greene County Bancorp, Inc. does not issue such guarantees.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to FASB Statement 123". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002 and for condensed interim financial statements issued after December 15, 2002. Greene County Bancorp, Inc. had not adopted the voluntary change to the fair value based method of accounting for stock-based employee compensation as of June 30, 2003. Refer to Note 9 for required disclosures relating to stock-based compensation.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. Greene County Bancorp, Inc. desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in this Management’s Discussion and Analysis and elsewhere in this annual report, describe future plans or strategies and include Greene County Bancorp, Inc.’s expectations of future financial results. The words "believe," "expect," "anticipate," "project," and similar expressions identify forward-looking statements. Greene County Bancorp, Inc.’s ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors that could affect actual results include but are not limited to:

                    (a)  changes in general market interest rates,
                    (b)  general economic conditions,
                    (c)   legislative and regulatory changes,
                    (d)  monetary and fiscal policies of the U.S. Treasury and the Federal Reserve,
                    (e)  changes in the quality or composition of Greene County Bancorp, Inc.’s loan and investment portfolios,
                    (f )  deposit flows,
                    (g)  competition, and
                    (h)  demand for financial services in Greene County Bancorp, Inc.’s market area.

These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements, since results in future periods may differ materially from those currently expected because of various risks and uncertainties.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Greene County Bancorp, Inc:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and its subsidiary at June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Greene County Bancorp, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 1, 2003

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
As of June 30, 2003 and 2002

ASSETS	June 30, 2003	June 30, 2002

Cash and due from banks	$10,078,827	$7,408,150
Federal funds sold	6,839,439	10,423,871

Total cash and cash equivalents	16,918,266	17,832,021

Investment securities, at fair value	99,831,070	66,088,530
Federal Home Loan Bank stock, at cost	1,360,600	1,121,100

Loans	133,711,021	129,727,150
Less: Allowance for loan losses	(1,163,825)	(1,068,734)
Unearned origination fees and costs, net	(337,122)	(285,132)

Net loans receivable	132,210,074	128,373,284

Premises and equipment	4,697,653	4,963,621
Accrued interest receivable	1,573,825	1,452,104
Prepaid expenses and other assets	318,495	296,691
Other real estate owned	55,125	30,229

Total assets	$256,965,108	$220,157,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest bearing deposits	$25,443,349	$22,067,347
Interest bearing deposits	192,601,576	161,646,281

Total deposits	218,044,925	183,713,628

Borrowings from FHLB	8,000,000	9,000,000
Accrued expenses and other liabilities	1,722,294	911,959
Accrued income taxes	73,024	131,287

Total liabilities	227,840,243	193,756,874

Shareholders’ equity
Preferred stock,
Authorized 1,000,000 at June 30, 2003 and 2002;	---	---
Common stock, par value $.10 per share;
Authorized: 12,000,000 at June 30, 2003 and 2002;
Issued: 2,152,835 at June 30, 2003 and 2002
Outstanding: 2,041,543 at June 30, 2003;
2,024,835 at June 30, 2002	215,284	215,284
Additional paid-in capital	10,092,353	10,084,621
Retained earnings	18,777,623	17,164,403
Accumulated other comprehensive income	1,664,585	880,401
Less: Treasury stock, 111,292 at June 30, 2003;
128,000 at June 30, 2002; shares at cost	(1,192,535)	(1,371,527)
Unearned stock-based compensation	(96,941)	(156,791)
Unearned ESOP shares 40,853 at June 30, 2003;
49,972 at June 30, 2002; shares at cost	(335,504)	(415,685)

Total shareholders’ equity	29,124,865	26,400,706

Total liabilities and shareholders’ equity	$256,965,108	$220,157,580

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
For the Years Ended June 30, 2003 and 2002

	2003	2002

Interest income:
Loans	$9,437,755	$9,080,523
Investment securities	1,759,714	1,879,396
Mortgage-backed securities	1,200,749	712,142
Tax free securities	476,073	404,999
Interest bearing deposits and federal funds sold	192,090	320,322

Total interest income	13,066,381	12,397,382

Interest expense:
Interest on deposits	3,934,705	4,553,485
Interest on borrowings	409,183	380,820

Total interest expense	4,343,888	4,934,305

Net interest income	8,722,493	7,463,077

Less: Provision for loan losses	180,000	218,900

Net interest income after provision for loan losses	8,542,493	7,244,177

Noninterest income:
Service charges on deposit accounts	1,580,029	1,085,826
Other operating income	889,535	696,925

Total noninterest income	2,469,564	1,782,751

Noninterest expense:
Salaries and employee benefits	3,879,137	3,309,440
Occupancy expense	422,137	365,642
Equipment and furniture expense	585,214	465,744
Service and data processing fees	964,156	802,095
Office supplies	139,634	166,457
Other	1,826,498	1,664,638

Total noninterest expense	7,816,776	6,774,016

Income before provision for income taxes	3,195,281	2,252,912

Provision for income taxes:
Current	981,557	560,114
Deferred	9,443	40,086

Total provision for income taxes	991,000	600,200

Net income	$2,204,281	$1,652,712

Basic EPS	$1.11	$0.84
Basic average shares outstanding	1,982,226	1,962,228

Diluted EPS	$1.08	$0.82
Diluted average shares outstanding	2,037,181	2,016,031

Dividends per share	$0.66	$0.53
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
For the Years Ended June 30, 2003 and 2002

	2003	2002

Net income	$2,204,281	$1,652,712

Other comprehensive income:

Unrealized holding gain arising during the years
ended June 30, 2003 and 2002, net of tax expense
of $496,446 and $261,853, respectively.	796,919	392,788

Reclassification adjustment arising during the years
ended June 30, 2003 and 2002, net of tax expense
of $8,489 and $7,606, respectively.	(12,735)	(11,409)

Total other comprehensive income	784,184	381,379

Comprehensive income	$2,988,465	$2,034,091

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2003 and 2002

				Accumulated
		Additional		Other		Unearned	Unearned	Total
	Capital	Paid – In	Retained	Comprehensive	Treasury	Stock-based	ESOP	Shareholders’
	Stock	Capital	Earnings	Income	Stock	Stock	Shares	Equity

Balance at June 30, 2001	$215,284	$10,188,573	$15,993,025	$499,022	($1,075,923)	($229,753)	($496,638)	$25,093,590

ESOP shares earned		32,501					80,953	113,454

MRP shares issued		(100,674)			100,674			---

Options exercised		(35,779)			134,847			99,068

Stock-based compensation earned						72,962		72,962

Common stock repurchased					(531,125)			(531,125)

Dividends paid			(481,334)					(481,334)

Net income			1,652,712					1,652,712

Change in unrealized gain, net				381,379				381,379

Balance at
June 30, 2002	215,284	10,084,621	17,164,403	880,401	(1,371,527)	(156,791)	(415,685)	26,400,706

ESOP shares earned		114,053					80,181	194,234

MRP shares issued		(76,255)			76,255			---

Options exercised		(27,231)			102,737			75,506

Stock-based compensation earned						57,015		57,015

Stock-based compensation forfeited		(2,835)				2,835		---

Dividends paid			(591,061)					(591,061)

Net income			2,204,281					2,204,281

Change in unrealized gain, net				784,184				784,184

Balance at
June 30, 2003	$215,284	$10,092,353	$18,777,623	$1,664,585	($1,192,535)	($96,941)	($335,504)	$29,124,865

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2003 and 2002
	2003	2002

Cash flows from operating activities:
Net Income	$2,204,281	$1,652,712
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	557,530	475,844
Deferred income tax expense (benefit)	9,443	40,086
Net amortization /(accretion) of premiums and discounts	543,292	(38,303)
Provision for loan losses	180,000	218,900
ESOP and other stock-based compensation earned	251,249	186,416
Net (gain)loss on sale of investments	(21,224)	(19,015)
Gain on sale of other real estate	(59,771)	(22,259)
Net decrease in accrued income taxes	(58,263)	(64,359)
Net increase in accrued interest receivable	(121,721)	(94,865)
Net increase in prepaid and other assets	(21,804)	(47,862)
Net increase in other liabilities	291,713	34,671

Net cash provided by operating activities	3,754,725	2,321,966

Cash flows from investing activities:
Proceeds from maturities of securities	16,033,495	5,815,123
Proceeds from sale of securities	1,662,693	1,010,105
Purchases of securities and other investments	(12,692,566)	(15,827,979)
Purchases of mortgage-backed securities	(49,731,785)	(16,186,410)
Principal payments on securities	1,081,220	3,018,642
Principal payments on mortgage-backed securities	10,436,199	5,456,106
Proceeds from sale of other real estate	90,000	109,458
Net increase in loans receivable	(4,071,915)	(18,922,372)
Purchases of premises and equipment	(291,563)	(374,699)

Net cash used by investing activities	(37,484,222)	(35,902,026)

Cash flows from financing activities:
(Payments to) borrowings from FHLB	(1,000,000)	4,000,000
Purchases of treasury stock	---	(531,125)
Payment of cash dividend	(591,061)	(481,334)
Proceeds from issuance of stock options	75,506	99,068
Net increase in deposits	34,331,297	29,521,114

Net cash provided by financing activities	32,815,742	32,607,723

Net decrease in cash and cash equivalents	(913,755)	(972,337)

Cash and cash equivalents at beginning of period	17,832,021	18,804,358

Cash and cash equivalents at end of period	$16,918,266	$17,832,021

Cash paid during period for:
Interest	$4,345,161	$4,922,558
Income taxes	$1,022,125	$664,559
Non-cash investing activities:
Foreclosed loans transferred to other real estate	$55,125	$87,199
Change in unrealized gain on securities	$1,293,363	$650,838
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the "Company") and its subsidiary, The Bank of Greene County (the "Bank"). All material inter-company accounts and transactions have been eliminated. Amounts in the prior year’s consolidated financial statements have been reclassified whenever necessary to conform to the current year’s presentation. These reclassifications had no effect on net income or retained earnings as previously reported. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

Nature of Operations

The Bank of Greene County has six full service offices and an operations center located in its market area consisting of Greene County and southern Albany County, New York. The Bank of Greene County is primarily engaged in the business of attracting deposits from the general public in The Bank of Greene County’s market area, and investing such deposits, together with other sources of funds, in loans and investment securities.

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

While management uses available information to recognize losses on loans and OREO, future additions to the allowance for loan losses (the "Allowance"), or OREO write-downs, may be necessary based on changes in economic conditions, asset quality or other factors. In addition, various regulatory authorities, as an integral part of their examination process, periodically review Greene County Bancorp, Inc.’s Allowance and the carrying value of OREO and other assets. Such authorities may require Greene County Bancorp, Inc. to recognize additions to the Allowance and/or write down the carrying value of OREO or other assets based on their judgments of information available to them at the time of their examination.

Charter Conversion

On August 15, 2000, the Board of Directors of Greene County Bancorp, Inc. unanimously approved a plan to convert Greene County Bancorp, Inc.’s charter from a Delaware corporation regulated by the New York Superintendent of Banks and the Board of Governors of the Federal Reserve System to a Federal corporation regulated by the Office of Thrift Supervision (the "OTS"). On April 2, 2001, the OTS approved the charter conversion, which was approved by the stockholders of Greene County Bancorp, Inc. on November 27, 2000. The mutual holding company (the "MHC") of Greene County Bancorp, Inc. also received OTS approval of its conversion from a state to federal charter on that date.

Among other things, the charter conversions permitted the MHC to waive the receipt of dividends paid by Greene County Bancorp, Inc. without causing dilution to the ownership interest of Greene County Bancorp, Inc.’s minority stockholders in the event of a conversion of the MHC to stock form. The waiving of dividends will increase Company resources available for stock repurchases, payment of dividends to minority stockholders, and investments.

As a financial institution subsidiary of Greene County Bancorp, Inc. following the charter conversion, The Bank of Greene County must maintain at least 65% of its "portfolio assets" (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain "qualified thrift investments" (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period. A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. At June 30, 2003, The Bank of Greene County maintained 77.2% of its portfolio assets in qualified thrift investments.

Liquidation Account

The Bank of Greene County established a liquidation account, as of December 31, 1998, as a result of the conversion to capital stock form of organization from a mutual savings bank, in the amount of $15.7 million, equal to its net worth as of the date of the latest consolidated statements of financial condition appearing in the final prospectus. The liquidation account is maintained for the benefit of eligible pre-conversion account holders who continue to maintain their accounts at The Bank of Greene County after the date of conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder’s interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled, under New York State Law, to receive a distribution from the liquidation account in an amount equal to their current adjusted account balances for all such depositors then holding qualifying deposits in The Bank of Greene County.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values. The amounts of interest bearing deposits included as cash equivalents at June 30, 2003 and 2002 were $7,983,000 and $10,573,000, respectively.

Investment securities

Greene County Bancorp, Inc. has classified its investments in debt and equity securities as available for sale. Available for sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders’ equity, net of applicable income taxes.

Realized gains or losses on investment security transactions are based on the specific identification method and are reported in earnings and computed using the specific identification cost basis. Fair values of investment securities are based on quoted market prices, where available. Amortization of bond premiums and accretion of bond discounts are amortized over the expected life of the investment. Any security for which there has been any other than temporary impairment of value is written down to estimated market value through a charge to earnings.

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

Allowance for loan losses

The allowance for loan losses is maintained by a provision for loan losses, charged to expense, and reduced by net charge-offs. The level of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The Bank of Greene County considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are evaluated for impairment collectively based on historical loss experience. Commercial mortgage and business loans are viewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements. The measurement of impaired loans is generally based on the fair value of the underlying collateral.

Income Recognition on Impaired and Nonaccrual loans

The Bank of Greene County generally places a loan, including impaired loans, on nonaccrual status when it is specifically determined to be impaired or when principal and interest is delinquent for 90 days or more. Any unpaid interest previously accrued on these loans is reversed from income. When a loan is specifically determined to be impaired, collection of interest and principal are generally applied as a reduction to principal outstanding. Interest income on all nonaccrual loans is recognized on a cash basis.

Other Real Estate Owned (OREO)

OREO consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans. OREO is initially recorded at the lower of cost or fair value (less estimated costs to sell) at the date the collateral is acquired and any difference is charged to the Allowance for loan loss at this time. Subsequently, management reviews the value of such collateral and write-downs, if any, are charged to expense. All expenses and income related to OREO are included in the net cost of operations and real estate owned in Greene County Bancorp, Inc.’s Consolidated Financial Statements.

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

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for investment or subsequent issuance. From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors. Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan. No purchases of treasury stock were made during fiscal 2003. During fiscal year 2002, Greene County Bancorp, Inc. repurchased 37,500 shares of common stock at an average cost of $14.16. During fiscal year 2003, Greene County Bancorp, Inc. issued 9,588 shares of stock from treasury shares due to options exercised under the 2000 Stock Option Plan and 7,120 vested under the 2000 Management Recognition and Retention Plan. During fiscal year 2002, Greene County Bancorp, Inc. issued 21,980 shares of stock from treasury shares, 12,580 due to options being exercised under the Stock Option Plan and 9,400 due to vesting under the Management Recognition and Retention Plan. Consequently, the number of treasury shares held by Greene County Bancorp, Inc. at June 30, 2003 was 111,292.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. A valuation account was established during the fiscal year ended June 30, 2001, in connection with potential loss of a tax benefit associated with a past charitable contribution for which certain limitations and time restrictions are relevant. This valuation allowance was evaluated during fiscal 2003 and reduced to $5, 700.

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets", which requires acquired intangible assets (other than goodwill) to be amortized over their useful economic lives, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the statement. The adoption of this statement in fiscal 2003 had no material impact on Greene County Bancorp, Inc.’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146, liabilities for costs associated with an exit or disposal activity are to be recognized when the liability is incurred. Under EITF Issue No. 94-3, liabilities related to exit or disposal activities were recognized when an entity committed to an exit plan. In addition, Statement No. 146 establishes that the objective for the initial measurement of the liability is fair value. Statement No. 146 is effective for exit and disposal activities initiated after December 31, 2002. The adoption of this statement had no impact on Greene County Bancorp, Inc.’s consolidated financial statements.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions", which no longer requires the separate recognition and subsequent amortization of goodwill that was originally required by Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions". Instead, SFAS 72 goodwill would be accounted for in accordance with Statement No. 142, "Goodwill and Other Intangible Assets" and would be subject to an annual impairment test. SFAS 147 also amends Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope core deposit intangibles. Those intangible assets are now subject to the same recoverability and impairment loss recognition provisions that SFAS 144 requires for other long-lived assets. SFAS 147 was effective October 1, 2002. The adoption of SFAS 147 did not have a material impact on Greene County Bancorp, Inc.’s consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others (FIN 45)." FIN 45

requires disclosures be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the recognition of a liability by a guarantor at the inception of certain guarantees that it has issued and that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on Greene County Bancorp, Inc.’s consolidated financial statements since Greene County Bancorp, Inc. does not issue such guarantees.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to FASB Statement 123". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002 and for condensed interim financial statements issued after December 15, 2002. Greene County Bancorp, Inc. had not adopted the voluntary change to the fair value based method of accounting for stock-based employee compensation as of June 30, 2003. Refer to Note 9 for required disclosures relating to stock-based compensation.

Note 2. Balance at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this daily average reserve requirement, included in cash and due from banks, was $907,000 and $828,000 at June 30, 2003 and 2002 respectively.

Note 3. Investment Securities
Securities available-for-sale at June 30, 2003, consisted of the following:
		Gross		Gross	Estimated
	Amortized	Unrealized		Unrealized	Fair
	Cost	Gains		Losses	Value

U.S. Government agencies	$9,463,471	$195,899	$	---	$9,659,370
State and political subdivisions	14,123,476	531,525		---	14,655,001
Mortgage-backed securities	56,562,958	1,088,870		70,840	57,580,988
Asset-backed securities	287,960	---		272	287,688
Corporate debt securities	15,270,653	1,012,781		---	16,283,434

Total debt securities	95,708,518	2,829,075		71,112	98,466,481
Other securities	1,364,267	322		---	1,364,589
Total securities available-for-sale	$97,072,785	$2,829,397		$71,112	$99,831,070

Securities available-for-sale at June 30, 2002, consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Government agencies	$14,774,727	$88,222	$1,436	$14,861,513
State and political subdivisions	8,501,654	308,846	---	8,810,500
Mortgage-backed securities	19,358,992	213,242	8,482	19,563,752
Asset-backed securities	804,773	13,647	336	818,084
Corporate debt securities	19,909,569	887,135	36,218	20,760,486

Total debt securities	63,349,715	1,511,092	46,472	64,814,335
Other securities	1,273,895	300	---	1,274,195

Total securities available-for-sale	$64,623,610	$1,511,392	$46,472	$66,088,530

The estimated fair value of debt securities at June 30, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After		After
	In	One Year		Five Years
	One Year	Through		Through		After
	Or Less	Five Years		Ten Years		Ten Years	Total

U.S. Government agencies	$4,061,570	$5,597,799	$	---	$	---	$9,659,369
State and political subdivisions	810,630	7,871,801		4,635,570		1,337,000	14,655,001
Mortgage-backed securities	1,154,394	13,397,399		31,904,921		11,124,274	57,580,988
Asset-backed securities	---	---		---		287,688	287,688
Corporate debt securities	4,776,545	11,506,890		---		---	16,283,435

Total debt securities	10,803,139	38,373,889		36,540,491		12,748,962	98,466,481
Other securities	244,794	1,119,795		---		---	1,364,589

Total securities available-for-sale	11,047,933	39,493,684		36,540,491		12,748,962	99,831,070

Weighted average yield	4.58%	4.32%		3.75%		2.94%	3.46%

During fiscal year 2003, the proceeds from sales of available-for-sale securities were $1,663,000. The gross realized gain was $21,224. During fiscal year 2002, the proceeds from sales of available-for-sale securities were $1,010,000. The gross realized gain was $19,015.

As of June 30, 2003 and 2002, securities worth $200,000 were pledged as collateral for deposits in excess of $100,000 of a local not-for-profit organization. Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2003 or 2002.

Note 4. Loans

Major classifications of loans at June 30, 2003 and 2002 are summarized as follows:
	2003	2002
Real estate mortgage loans:
Residential	$102,725,844	$103,494,360
Commercial	11,480,714	8,763,563
Home equity loans	7,820,750	6,957,116
Commercial loans	6,575,803	4,356,299
Installment loans to individuals	4,360,373	5,611,090
Passbook loans to individuals	747,537	544,722

Total loans	$133,711,021	$129,727,150

At June 30, 2003 and 2002, loans to officers and directors were not significant.

Changes in the allowance for loan losses for the respective periods ended June 30 were as follows:
	2003	2002
Balance, beginning of year	$1,068,734	$886,081
Provision charged to expense	180,000	218,900
Loans charged off	(150,583)	(52,257)
Recoveries	65,674	16,010

Balance, at end of year	$1,163,825	$1,068,734

During fiscal years 2003 and 2002, The Bank of Greene County had no impaired loans, accordingly no specific valuation for impaired loans was recorded. Nonaccrual loans amounted to $220,000 at June 30, 2003 and $363,000 at June 30, 2002.

Note 5. Premises and Equipment

A summary of premises and equipment at June 30, 2003 and 2002, is as follows:

	2003	2002

Land	$656,793	$655,735
Building and improvements	4,126,461	4,043,799
Furniture and equipment	3,301,036	3,093,194

Less: accumulated depreciation	(3,386,637)	(2,829,107)

Total premises and equipment	$4,697,653	$4,963,621

During the fiscal year ended June 30, 2003 no assets were disposed. During the fiscal year ended June 30, 2002, Greene County Bancorp, Inc. disposed of $366,000 of fixed assets. There were no corresponding gains or losses on such disposals. Depreciation expense amounted to $558,000 and $476,000 for the fiscal years ended June 30, 2003 and 2002, respectively.

Note 6. Deposits

Major classifications of deposits at June 30, 2003 and 2002 are summarized as follows:

	2003	2002

Noninterest bearing checking	$25,443,349	$22,067,347

Interest bearing deposits:
Certificates of deposit	62,074,041	62,644,550
Savings accounts	87,699,266	70,824,754
Money market deposit accounts	26,363,074	13,883,447
NOW accounts	16,465,195	14,293,530

Total interest bearing deposits	192,601,576	161,646,281

Total deposits	$218,044,925	$183,713,628

The following indicates the amount of The Bank of Greene County’s certificates of deposit by time remaining to maturity as of June 30, 2003 and June 30, 2002.

(Dollars in thousands)	3months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

As of June 30, 2003
Certificates of deposit less than $100,000	$10,019	$11,508	$15,099	$17,351	$53,977
Certificates of deposit $100,000 or more	1,368	1,753	1,832	3,144	8,097

Total certificates of deposit	$11,387	$13,261	$16,931	$20,495	$62,074

As of June 30, 2002
Certificates of deposit less than $100,000	$14,084	$14,804	$14,133	$12,044	$55,065
Certificates of deposit $100,000 or more	2,971	2,210	923	1,476	7,580

Total certificates of deposit	$17,055	$17,014	$15,056	$13,520	$62,645

Note 7. Borrowings

At June 30, 2003, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $10,403,200 with the Federal Home Loan Bank. No amounts were outstanding on these lines at June 30, 2003. Interest on these lines is determined at the time of borrowing. In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates. The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.

At June 30, 2003, The Bank of Greene County had the following borrowings:
Amount	Rate	Maturity Date
$3,000,000	1.55% -Fixed	01/14/2004
2,500,000	6.82% -Fixed	09/02/2004
2,500,000	6.80% -Fixed	10/04/2005

$8,000,000

At June 30, 2002, The Bank of Greene County had the following borrowings:
Amount	Rate	Maturity Date

$4,000,000	2.19% -Fixed	1/14/2003
2,500,000	6.82% -Fixed	09/02/2004
2,500,000	6.80% -Fixed	10/04/2005

$9,000,000

Note 8. Employee Benefits Plans

Defined Benefit Pension Plan
Substantially all Bank employees who have completed one year of service and attained the age of 21 are covered by a noncontributory, multi-employer, defined benefit pension plan. Under the plan, retirement benefits are primarily a function of both years of service and level of compensation. The Bank of Greene County recognized pension expense in the amount of $202,260 and $157,100 during fiscal year 2003 and 2002, respectively.

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan covering substantially all employees who have completed three months of service. The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 15% of their total compensation on a pre-tax basis. The Bank of Greene County matches 50% of the first six percent of employee contributions for employees who have completed one year of service. Company contributions associated with the plan amounted to $57,600 and $50,400 in fiscal 2003 and 2002, respectively.

ESOP
All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. Acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which is repayable annually with interest at the prime rate over ten years. Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation. Participant’s benefits become fully vested after five years of service. ESOP expense was $194,200 and $113,500 for the years ended June 30, 2003 and 2002, respectively. At June 30, 2003 and 2002, there were 40,853 and 49,972 shares unearned, respectively. At December 31, 2002 and December 31, 2001, the ESOP plan year-end, 9,119 and 8,544 shares were released for allocation, respectively.

Note 9. Stock-based Compensation Plans

Recognition and Retention Plan
On March 28, 2000, shareholders approved Greene County Bancorp, Inc. Recognition and Retention Plan ("Recognition Plan"), which authorized the Board Directors to award up to 45,474 shares of Common Stock. On March 28, 2000, the Board of Directors granted 45,400 shares under the Recognition Plan to members of management and nonemployee directors. The market value of the shares award amounted to $357,525 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. The market value of the shares awarded will be recognized as compensation expense ratably over the 5-year vesting period. One fifth of each grant vests at the end of the year for five years. The first awards vested on March 28, 2001. During fiscal year 2003, 360 shares were forfeited and no shares were forfeited in fiscal year 2002. Compensation expense in association with the Recognition Plan amounted to $57,000 and $73,000 for fiscal years 2003 and 2002. During fiscal year ended June 30, 2002, an officer of Greene County Bancorp, Inc. retired and two members of the Board of Directors; consequently, vesting in all their eligible shares and compensation expense associated with such vesting was recognized during the fiscal year.

Stock Option Plan
On March 28, 2000, shareholders approved Greene County Bancorp, Inc. 2000 Stock Option Plan ("Option Plan"), which authorized the Board of Directors to grant up to 90,949 shares of Common Stock. On March 28, 2000, the Board of Directors granted 90,940 options to buy stock under the Option Plan at an exercise price of $7.875, the fair value of the stock on that date. These options have a 10-year term and vest ratably over the 5-year vesting period. On March 19, 2002, the Board of Directors granted 6,000 options that were previously forfeited by a former employee. These options have an exercise price of $18.40, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter and term of 10 years. During fiscal year 2003, 9,588 options were exercised. During fiscal year 2002, 12,580 options were exercised, 6,000 of which were exercised by a former Company officer upon normal retirement. Forfeited shares amounted to 1,890 during fiscal 2003 and none for fiscal 2002.

The following table summarizes stock option activity.
	2003		2002

		Weighted average		Weighted average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share

Outstanding at beginning of year	77,820	$8.69	84,400	$7.875
Shares granted	---	---	6,000	$18.40
Exercised	(9,588)	$7.875	(12,580)	$7.875
Forfeited	(1,890)	$7.875	---	---

Outstanding at year end	66,342	$8.83	77,820	$8.69
Exercisable at year end	21,530	$9.05	20,330	$8.50

The following table represents stock options outstanding and exercisable at June 30, 2003:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$7.875	60,342	6.75 years	$7.875	19,130	$7.875
$18.40	6,000	8.75 years	$18.40	2,400	$18.40

$7.875-$18.40	66,342	6.9 years	$8.81	21,530	$9.05

Greene County Bancorp, Inc. applies provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and financial statement disclosure of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation". Since the exercise price is equal to the fair market value on the day of grant no compensation expense needs to be recognized for the Option Plan on the day of grant per the guidance of APB 25. SFAS No. 123 requires companies not using a fair value based method of accounting for stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied.

	2003			2002

Net Income		Basic Earnings Per Share	Diluted Earnings Per Share	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
As reported	$2,204,281	$1.11	$1.08	$1,652,712	$0.84	$0.82
Deduct: Total stock-based Compensation expense (1)	32,871			46,071

Pro Forma	$2,171,410	$1.10	$1.07	$1,606,641	$0.82	$0.80
(1) Determined under fair value based method for all awards, net of related tax effects.

The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made as follows for fiscal year ended June 30, 2003. No options were granted during fiscal 2003.

Weighted average risk-free interest rate	4.78%
Weighted average expected term	5 years
Weighted average expected volatility	29.54%
Weighted average expected dividend	3.0%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. The weighted average fair market value was $3.04 for options granted March 28, 2000 and $4.62 for options granted, March 19, 2002.

Pro forma disclosures for Greene County Bancorp, Inc. for the years ended June 30, 2003 and 2002 utilized the estimated fair value of the options granted and were adjusted to reflect actual forfeitures and accelerated vesting for employees who retired during the 2003 or 2002 fiscal year.

Note 10. Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2003
	$2,204,281
Basic EPS		1,982,226	$1.11
Diluted EPS		2,037,181	$1.08

Fiscal year ended
June 30, 2002
	$1,652,712
Basic EPS		1,962,228	$0.84
Diluted EPS		2,016,031	$0.82

Note 11. Income Taxes

The provision for income taxes consists of the following:

	2003	2002

Current:
Federal	$825,567	$472,076
State	155,990	88,038

Total current	981,557	560,114

Deferred	9,443	40,086

Total income tax expense	$991,000	$600,200

The Bank of Greene County’s effective tax rate differs from the federal statutory rate for fiscal years ended June 30:

	2003	2002
Tax based on federal statutory rate	34.00%	34.00%
Sate income taxes, net of federal benefit	3.24	2.84
Tax-exempt income	(5.13)	(6.91)
Stock compensation	(1.12)	(2.13)
Change in valuation allowance	(0.76)	---
Other, net	0.78	(1.16)

Total income tax expense	31.01%	26.64%

The components of the deferred tax assets and liabilities at June 30 were as follows:

	2003	2002
Deferred tax assets:
Allowance for loan loss	$444,001	$406,963
Charitable contribution carryover	---	64,205
Capital loss carryover	5,729	19,087
Non-accruing interest	2,747	3,761

Total deferred tax assets	452,477	494,016

Deferred tax liabilities:
Depreciation	213,383	240,155
Investments	1,130,738	625,234
ESOP contribution	22,869	24,887
Other	1,221	853

Total deferred tax liabilities	1,368,211	891,129

Net deferred tax liability	(915,734)	(397,113)
Valuation allowance	(5,729)	(30,000)

Net deferred tax liability	$(921,463)	$(427,113)

A portion of the change in the net deferred tax liability at June 30, 2003 and 2002 related to the unrealized gains and losses on securities available-for-sale. The related deferred tax expense of $509,180 and $261,853 was recorded directly to shareholders’ equity in 2003 and 2002, respectively.

Greene County Bancorp, Inc. has determined that it is more likely than not that a portion of the deferred tax asset for the charitable contribution carryover will not be realized. As such, a $5,700 and $30,000 valuation allowance were deemed necessary for fiscal years ended June 30, 2003 and 2002, respectively.

Note 12. Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements. The Bank of Greene County’s loan commitments are as follows at June 30, 2003:

Commercial loan commitments	$388,000
Commercial mortgage loan commitments	872,000
Mortgage loan commitments	4,390,000
Unused portion of overdraft lines of credit	718,000
Unused portion of home equity lines of credit	1,855,000
Unused portion of commercial lines of credit	1,483,000

Total commitments	$9,706,000

Commitments to extend credit in the form of loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank of Greene County evaluates each customer’s credit worthiness on a case-by-case basis.

The amount of collateral, if any, required by The Bank of Greene County upon the extension of credit is based on management’s credit evaluation of the customer. Commitments to extend mortgage credit are primarily collateralized by first liens on real estate. Collateral on extensions of commercial lines of credit vary but may include accounts receivable, inventory, property, plant and equipment, and income producing commercial property.

Note 13. Operating Leases

The Bank of Greene County entered into an operating lease in connection with the opening of the Westerlo branch. The term of the lease began December 1, 2000 and expires on November 30, 2005. Under the current terms of the lease The Bank of Greene County is required to pay $800 per month. Consequently, the operating lease expense for fiscal years 2003 and 2002 amounted to $9,600. There is an option to extend the term of the lease from December 1, 2005 to November 30, 2010. The intent to exercise this option must be made by The Bank of Greene County in writing at least six months prior to the expiration of the initial term. The renewal terms shall be the same except the monthly rental shall increase to $900 per month or $10,800 per annum.

Fiscal year end	Annual Lease Payments

2004	$9,600
2005	4,000
Total payments	$13,600

Note 14. Concentrations of Credit Risk

The Bank of Greene County grants residential, consumer and commercial loans to customers primarily located in Greene County, New York and to a limited extent in the contiguous counties. Although The Bank of Greene County has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon employment and other economic factors throughout Greene County.

Note 15. Fair Value of Financial Instruments

Greene County Bancorp, Inc. determines fair values based on quoted market values, where available, or on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments," excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Greene County Bancorp, Inc..

Cash and cash equivalents carrying amounts reported in the balance sheet approximate those assets’ fair value. Fair values of investment securities are based on quoted market prices, where available. Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying value. Fair value for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date. The carrying amounts for variable rate money market and certificates of deposit approximate fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered on similar certificates. The carrying amount of Federal Home Loan Bank stock and approximates fair value.

The carrying amounts and estimated fair value of financial instruments as of June 30, 2003 and 2002 are as follows:

(Dollars in thousands)	June 30, 2003		June 30, 2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$16,918	$16,918	$17,832	$17,832
Investment securities	99,831	99,831	66,089	66,089
Federal Home Loan Bank stock	1,361	1,361	1,121	1,121
Net loans	132,210	135,623	128,373	126,875
Deposits	218,045	217,635	183,714	184,031
Federal Home Loan Bank borrowings	$8,000	$8,245	$9,000	$9,252

Note 16. Regulatory Matters

The Bank of Greene County is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of June 30, 2003, that The Bank of Greene County meets all capital adequacy requirements to which it is subject.

(Dollars in thousands)					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
	Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2003

Total capital (to risk weighted assets)	$24,396	19.6%	$9,943	8.0%	$12,429	10.0%
Tier 1 capital (to risk weighted assets)	23,232	18.7	4,971	4.0	7,457	6.0
Tier 1 capital (to average assets)	23,232	9.5	9,788	4.0	12,235	5.0

As of June 30, 2002

Total risk-based capital ratio	22,145	19.1	9,252	8.0	11,565	10.0
Tier 1 capital (to risk weighted assets)	21,076	18.2	4,626	4.0	6,939	6.0
Tier 1 capital (to average assets)	$21,076	10.1%	$8,349	4.0%	$10,437	5.0%

Note 17. Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial positions and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2003 and 2002.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
As of June 30, 2003 and 2002

ASSETS	June 30, 2003	June 30, 2002

Cash and due from banks	$518,379	$143,614
Federal funds sold	300,000	800,000

Total cash and cash equivalents	818,379	943,614

Investment in subsidiary	24,729,700	21,870,201
State and political subdivision securities, at fair value	3,728,458	3,606,106
Accrued interest receivable	10,761	10,761
Prepaid expenses and other assets	7,818	60,749

Total assets	$29,295,116	$26,491,431

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other liabilities	170,251	90,725

Total liabilities	170,251	90,725

Shareholders’ equity
Preferred stock,
Authorized 1,000,000 at June 30, 2003 and 2002;	---	---
Common stock, par value $.10 per share;
Authorized: 12,000,000 at June 30, 2003 and 2002;
Issued: 2,152,835 at June 30, 2003 and 2002
Outstanding: 2,041,543 at June 30, 2003;
2,040,355 at June 30, 2002	215,284	215,284
Additional paid-in capital	6,423,783	6,416,051
Retained earnings	23,944,334	21,627,027
Accumulated other comprehensive income	166,444	86,347
Less: Treasury stock, 111,292 at June 30, 2003;
128,000 at June 30, 2002, shares at cost	(1,192,535)	(1,371,527)
Unearned stock-based compensation	(96,941)	(156,791)
Unearned ESOP shares 40,853 at June 30, 2003;
49,972 at June 30, 2002,shares at cost	(335,504)	(415,685)

Total shareholders’ equity	29,124,865	26,400,706

Total liabilities and shareholders’ equity	$29,295,116	$26,491,431

Greene County Bancorp, Inc.
Condensed Statements of Income
For the Years Ended June 30, 2003 and 2002

	2003	2002

Income:

Equity in undistributed income of subsidiary	$2,155,411	$1,574,684
Tax free securities	143,828	154,970
Interest bearing deposits and federal funds sold	6,970	22,596

Total income	2,306,209	1,752,250

Operating expenses:
Legal fees	39,117	33,230
Other	62,811	66,308

Total operating expenses	101,928	99,538

Net income	$2,204,281	$1,652,712

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
For the Years Ended June 30, 2003 and 2002
	2003	2002

Cash flows from operating activities:
Net Income	$2,204,281	$1,652,712
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiary	(2,155,411)	(1,574,684)
ESOP and other stock-based compensation	251,249	186,416
Net amortization of premiums	11,142	10,072
Net decrease (increase) in prepaid and other assets	52,931	(58,172)
Net increase in other liabilities	26,128	8,997

Net cash provided by operating activities	390,320	225,341

Cash flows from financing activities:
Purchases of treasury stock	---	(531,125)
Payment of cash dividend	(591,061)	(481,334)
Proceeds from issuance of stock options	75,506	99,068

Net cash provided by financing activities	(515,555)	(913,391)

Net decrease in cash and cash equivalents	(125,235)	(688,050)

Cash and cash equivalents at beginning of period	943,614	1,631,664

Cash and cash equivalents at end of period	$818,379	$943,614

Note 18. Subsequent events

The Board of Directors declared a semi-annual dividend of $0.36 per share of Greene County Bancorp, Inc.’s common stock. The dividend reflects an annual cash dividend rate of $0.72 per share, which represents an increase from the previous annual cash dividend rate of $0.68 per share. The dividend will be payable to stockholders of record as of August 15, 2003, and will be paid on September 1, 2003. It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 5:30 p.m. on October 29, 2003, at The Bank of Greene County’s main branch located at 425 Main Street in Catskill, New York.

Stock Listing
The NASDAQ Small-Cap Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Auditiors
PricewaterhouseCoopers LLP
State Street Centre
80 State Street
Albany, New York 12207

Transfer Agent and Registrar
Computershare Trust Services
Golden, Colorado
303-262-0600

Annual Report on Form 10-KSB
A copy of Greene County Bancorp, Inc.’s Form 10-KSB for the fiscal year ended June 30, 2003, will be furnished without charge to shareholders upon written request to the

Secretary
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

Dennis O’Grady
Pharmacist, former owner of Mikhitarian Pharmacy

Paul Slutzky
General Manager of I.&O.A. Slutzky Construction Company

Martin Smith
Consultant to Main Bros. Oil Co., Inc.