Form 10KSB, Exhibit 13
period 2004-06-30
GREENE COUNTY BANCORP INC
filed 2004-09-28
CIK 1070524

2004 ANNUAL REPORT TO SHAREHOLDERS
GREENE COUNTY BANCORP, INC.

(Cover page)
Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and Greene County Commercial Bank. The Company’s consolidated assets as of June 30, 2004, were $284.6 million.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill. In 1974, the Bank changed to a New York State chartered mutual savings bank, under the name Greene County Savings Bank. In 1998, the Bank converted to the mutual holding company form of ownership, with the Bank changing its name to The Bank of Greene County. A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004.

The Bank serves Greene and Albany counties in New York State through an operations center and six banking offices in Catskill, Cairo, Coxsackie, Greenville, Tannersville and Westerlo. As part of its mission the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

Behind the Scenes
This year’s annual report pays tribute to The Bank’s operation staff. Meet them on pages 4-5.

New Frontiers
Among its new initiatives for fiscal 2004, Greene County Bancorp, Inc. established a commercial bank subsidiary for the purpose of accepting municipal deposits. Greene County Commercial Bank got off to a good start, receiving its first deposit of over $1.5 million on June 15, 2004, from The County of Greene.

Also in 2004, The Bank added Kresten Bjornsson to the management team. Kresten has over 20 years of commercial banking experience and is playing a major role in growing commercial and municipal business.

In January 2004, The Bank recruited Sean O’Connor, an experienced Investment Executive, to direct a new program: “Investor’s Marketplace.” This program enables customers to purchase stocks, bonds, annuities, mutual funds and life insurance.

Table of Contents

Message to Our Shareholders……………………………………………..................................................................	1
Selected Financial Information………………………………………….................................................................…	6
Selected Financial Ratios and Other Data………………………………..............................................................…	7
Management’s Discussion and Analysis of Financial Condition and Results of Operations………………………….............................................................…	8
Report of Independent Registered Public Accounting Firm….………..........................................................……	24
Consolidated Statements of Financial Condition……………………..........................................................….…..	25
Consolidated Statements of Income……………………………………...................................................................	32
Consolidated Statements of Comprehensive Income…………………...........................................................……	33
Consolidated Statements of Changes in Shareholders’ Equity ……….........................................................……	34
Consolidated Statements of Cash Flows………………………………..............................................................…..	35
Notes to Consolidated Financial Statements……………………….............................................................………	36

President’s Letter

Fiscal year 2004 proved to be successful as earnings grew, and we continued to mature as a stock organization. Our two newest branches, (Tannersville-2000 and Westerlo-2001) continued to produce positive results, as did our other four offices. We also began two new ventures, both of which have produced very favorable early results.

Our application, filed last fall with the New York State Banking Department and the Federal Deposit Insurance Corporation, to operate a limited-purpose commercial bank subsidiary was approved earlier this year, and it opened for business in early June. Our other recent venture is our affiliation with the Essex Corporation, a subsidiary of the John Hancock Life Insurance Co., for the offering of life insurance and investment products.

Net income for fiscal year 2004 was $2.9 million, a $0.7 million or 31.8% increase over fiscal year 2003. This healthy increase follows 2003’s $0.5 million or 29.4% increase over fiscal year 2002.

Interest income for 2004 rose to $13.3 million, a modest $0.2 million or 1.5% increase over the $13.1 million for fiscal year 2003. Interest expense, however, decreased $0.9 million to $3.4 million, a 20.9% decrease from the $4.3 million paid during the prior year. The result was net interest income of $10.0 million for the 2004 fiscal year, a $1.3 million or 14.9% increase over 2003’s $8.7 million.

Net interest spread increased 12 basis points to 3.84% for fiscal year 2004 as compared to 3.72% for the prior year. Net interest margin increased 6 basis points to 3.93% from 3.87% during the same periods. The gains in net interest income, spread, and margin were influenced by the positive slope of the yield curve during the period, as well as our emphasis on expanding our core deposit base of checking, savings and money market accounts.

Total assets increased to $284.6 million at June 30, 2004, up $27.6 million or 10.7% over $257.0 million a year ago. Most of the increase in assets was concentrated in mortgage loans and investments, with funding provided by increased deposits and $2.0 million in additional borrowings.

Net loans outstanding were $148.9 million at June 30, 2004, a $16.7 million or 12.6% gain over the $132.2 million outstanding a year ago. Non-performing loans were 0.23% of total loans, up slightly from the previous year’s 0.16%, but well within the acceptable range. Most of the delinquent accounts were collateralized by first mortgages. For calendar year 2003, The Bank of Greene County was again the Number One mortgage lender in Greene County, both in terms of the number of loans written, and the dollar volume.

Investment securities increased $5.0 million to $104.8 million at June 30, 2004, a 5.0% increase from the $99.8 million a year ago. The modest growth in investments masks the volume of purchase transactions caused by the scheduled maturity of several securities, and the rapid pre-payment of some residential mortgage-backed securities in the low interest rate environment. A total of $39.4 million of securities were purchased during fiscal year 2004. The impact of pre-payments was somewhat slowed by the purchase of several DUS (delegated underwriting securities) bonds during the past three years. These bonds are Freddie Mac and Fannie Mae mortgage-backed securities that are collateralized by multi-family properties. They carry substantial pre-payment penalties that protect the investor from the risk of large pre-payments during a period of declining interest rates.

Deposits increased by $25.7 million during the year, reaching $243.7 million at June 30, 2004, an 11.8% gain over the $218.0 million outstanding at June 30, 2003. Total deposit growth during the past three years was $89.5 million.

Residents in our market area continue to respond to our direct marketing campaign that we initiated in 2001, featuring our menu of consumer-friendly checking account products. Checking and NOW account balances increased to $55.9 million at June 30, 2004, an increase of $14.0 million or 33.4% from $41.9 million the previous year. Building on the success of this campaign, we have recently begun offering Totally-Free small business checking.

Savings and money market accounts increased by $16.7 million to $130.8 million at June 30, 2004, up 14.6% from $114.1 million the previous year. Time deposits, which decreased approximately $5.0 million during the year, now comprise less than 24% of our deposit mix, a reduction from 28.5% a year ago, and 34.1% three years ago.

Included in all of the above deposit figures for 2004 is more than $3.0 million that was generated by our commercial bank subsidiary, Greene County Commercial Bank, during the month of June. Organized for the sole purpose of accepting municipal deposits, initial results have been very favorable, and we continue to make contact with the many municipal sub-divisions in our market area.

We continued to solidify our Number One position in deposit market share in Greene County. As of June 30, 2003 (the latest figures available from the Federal Deposit Insurance Corp.) we held 31.7% of the deposits in the county, up from 27.5% the previous year and 24.5% in 2001. Our hope is that our customers will find their banking experience with us refreshingly different. I believe that we have instilled this philosophy throughout the branches and operating departments at the Bank.

Non-interest income continued to climb, as we generated $2.7 million in fiscal year 2004, a $0.2 million or 8.0% increase over the prior year’s $2.5 million. All sectors of non-interest income increased, with Visa® Check Cards, other E-Commerce activity, the Overdraft Protection Program, and early results from the Essex Corporation’s “Investor’s Marketplace”, all making substantial contributions to fee income.

Non-interest expense increased $0.7 million to $8.5 million for fiscal year 2004, a 9.0% increase over the $7.8 million for the prior year. For the 2004 fiscal year we were able to improve our efficiency ratio to 66.6%, down from 69.8% in the previous year. While salaries and benefits increased by $0.6 million over the previous year, we were able to decrease the line items for office supplies, and furniture and equipment expense.

Last year I reported that we had recently consolidated our telephone and data lines between our branches and our operations center, making use of T-1 fiber-optic lines. As a result, telephone expense for 2004 was $43,000, down from $79,000 for the prior year. We have recently converted our six branch ATM machines to the T-1 network, which should result in additional savings. We will also realize additional savings when we complete the amortization of the approximately $72,000 capital investment in the new system.

I also reported last year that we were exploring our options in regard to our core data processing system for deposits and loans. The Bank has utilized an off-site data service provider for many years. We have now entered into an agreement with Open Solutions Inc. (OSI) whereby expect to bring the core processing system in-house in the fall of 2005. Given the Bank’s rapid account growth, we believe that this new system will slow the growth of our data processing expense while, at the same time, offering us expanded capabilities in managing the information that we maintain.

To support our two new ventures and our growth in traditional bank products we created several new positions during the past year. The “Investor’s Marketplace” program is under the direction of Investment Executive, Sean O’Connor. Sean came to the Bank with several years’ experience in the retail investment area. Kresten Bjornsson joined the Bank as a Business Development Officer, having spent several years in the New York City area with a large commercial bank.

We have also added additional staff in the Operations, Lending and IT Departments: Carmella Hendricks as Operations Department Manager; Tina Selner, Credit Analyst; Rick Fernandez, Manager. of Information Systems; and Jerry Rapplelea, Internet Specialist. In addition, Kristen Hohensee is our relief Assistant Branch Manager in our six branch network.

Due to the continued growth of our Cairo and Coxsackie offices, earlier this year we announced that we would be replacing both offices with new larger facilities. Construction has begun on the Cairo office, located just a short distance east of the current site, at the intersection of Rte. 23 and Rte. 23-b. Construction of the new Coxsackie office, to be located in front of the new Greene County Industrial and Technology Park on Rte. 9-W, will begin upon the completion of the Cairo office.

Due to the favorable earnings reports, Greene County Bancorp, Inc. was able to increase its cash dividend payout to $0.76 per share during fiscal year 2004, up $0.10 or 15% from the $0.66 paid during fiscal year 2003. Fiscal year 2005’s first semi-annual dividend was paid on September 1, 2004 to shareholders of record as of August 15, 2004 in the amount of $0.42 per share. Greene County Bancorp, MHC, the majority shareholder of the Company, continued to waive its receipt of dividends.

The Bank’s Foundation made grants totaling $37,500 during the past fiscal year to 29 local non-profit organizations. The Bank of Greene County Charitable Foundation funded a wide variety of projects, from transportation programs for senior citizens to youth programs, cultural and art activities and educational programs. Unaudited Foundation assets as of June 30, 2004 were $1,391,000.

In this year’s report, we recognize the contribution made by the staff members of our lending and financial operations departments. These two departments have risen to the challenge presented by our rapid growth since our conversion to a public company. The surge in our deposit account volume, coupled with unprecedented mortgage re-financing and an active local real estate market have, at times, tested their sense of humor. They have, however, passed the test with flying colors. The Board of Directors and Management appreciate the consistent delivery of first rate service by the members of these two departments.

We at the Bank were recently saddened by the loss of one of our staff. Lynn Cole, who joined the Bank in March, 2000 as Manager of our new Tannersville office, passed away in July 2004. During her time with the Bank, customers and staff alike appreciated her style of management, and her contribution to the success of the branch. We extend our sympathy to her family.

In response to recently promulgated rules of the Securities and Exchange Commission and revised listing standards of the NASDAQ, the Company recently expanded its Board of Directors from seven to eight members, and appointed Arthur Place, CPA, to fill the new seat. He was also appointed to the Company’s Audit Committee and designated the required “Audit Committee Financial Expert”. We welcome Arthur to the Board and look forward to benefiting from his financial expertise, as well as his general business knowledge and experience.

As we begin a new fiscal year, interest rates have begun to rise. Some prognosticators have opined that, given the fragile state of the economy, rate increases should not be too severe. Thinking that we were indeed looking at some increase in interest rates, we have positioned our balance sheet in a slightly positive GAP position. We do not see rising rates as a threat, but rather as an opportunity to readjust our balance sheet at the peak of the cycle, to take advantage of higher yielding investments. Effectively managing interest rate risk, together with steady increases in fee income, we strive to continue earning your support as an investor in the Company.

Sincerely

/s/ J. Bruce Whittaker
J. Bruce Whittaker
President and Chief Executive Officer

Inside Features

The Bank’s rapid growth since converting to a public company has meant a huge increase in the number of transactions processed, especially on the deposit side of the business. This surge in volume has tested the mettle of our back-room professionals, and they have met the challenge with grace and dedication:

•	The Bank was #1 in deposit share in Greene County as of June 30, 2003 (the latest figures available.)
•	The number of checking accounts held at The Bank has doubled in the last three years.
•	The Bank has issued over 11,000 VISA® Check Cards since introducing the product in April 2000, and processed more than $25 million in transactions this past fiscal year.

One of the advertising slogans The Bank adopted in 2004 states: “Our Loans Are Serviced, Never Sold!” But it’s more than a marketing theme… it describes a high-touch service culture. The Bank’s lending personnel understand that customer relationships extend well beyond the closing, and they strive to deliver responsive, accurate service. Thanks in large part to the people working hard behind the scenes:

•	The Bank has been the #1 mortgage lender in Greene County for four consecutive years.
•	Net loans outstanding totaled nearly $149 million at June 30, 2004, up 12.6% from the prior year.

Photos: The People Behind Deposit Operations and Lending Operations.

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	As of June 30,

(Dollars In thousands)	2004	2003	2002

SELECTED FINANCIAL CONDITION DATA:
Total assets	$284,579	$256,965	$220,158
Loans receivable, net	148,937	132,210	128,373
U.S. government agencies (all available for sale)	9,108	9,659	14,862
State and political subdivisions (all available for sale)	22,584	14,655	8,811
Mortgage-backed securities (all available for sale)	61,175	57,581	19,564
Asset-backed securities (all available for sale)	195	288	818
Corporate debt securities (all available for sale)	10,379	16,283	20,760
Other investment securities (all available for sale)	1,393	1,365	1,274
Deposits	243,718	218,045	183,714
Shareholders’ equity	$29,826	$29,125	$26,401

	Years Ended June 30,

	2004	2003	2002

SELECTED OPERATIONS DATA:
Total interest income	$13,336	$13,066	$12,397
Total interest expense	3,351	4,344	4,934
Net interest income	9,985	8,722	7,463
Provision for loan losses	105	180	219
Net interest income after provision for loan losses	9,880	8,542	7,244
Total noninterest income	2,732	2,470	1,783
Total noninterest expense	8,474	7,817	6,774
Income before taxes	4,138	3,195	2,253
Income tax provision	1,225	991	600
Net income	$2,913	$2,204	$1,653

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	At and for the Years Ended June 30,

	2004	2003	2002
PERFORMANCE RATIOS:
Return on average assets[1]	1.08%	0.92%	0.82%
Return on average shareholders’ equity[2]	9.97	7.93	6.46
Ratio of operating expenses to average total assets	3.15	3.30	3.44
Ratio of average interest earning assets to average interest bearing liabilities	106.60	107.89	108.51
Net interest rate spread[3]	3.84	3.72	3.70
Net interest margin[4]	3.93	3.87	3.92
Efficiency ratio[5]	66.64	69.84	73.86

ASSET QUALITY RATIOS:
Nonperforming assets to total assets, at end of period	0.15	0.11	0.16
Nonperforming loans to total loans, at end of period	0.23	0.16	0.26
Allowance for loan losses to non-performing loans	364.26	528.14	321.07
Allowance for loan losses to loans receivable, net	0.83	0.88	0.83

CAPITAL RATIOS:
Shareholders’ equity to total assets, at end of period	10.48	11.33	11.99
Average shareholders’ equity to average assets	10.86	11.68	12.63
Dividend payout ratio[6]	52.41	59.46	63.10
Actual dividends paid to net income[7]	23.63%	26.81%	29.12%
Book value	14.76	14.56	$13.37

OTHER DATA:
Number of full-service offices	6	6	6

1 Ratio of net income to average total assets
2 Ratio of net income to average shareholders’ equity
3 The difference between the weighted average yield on average interest earning assets and the weighted average cost of average interest bearing liabilities
4 Net interest income as a percentage of average interest earning assets
5 The ratio of noninterest expense divided by the sum of net interest income and noninterest income
6 The ratio of dividends per share divided by the basic earnings per share. This calculation does not take into account the waiver of dividends by Greene County Bancorp, MHC.
7 The ratio of dividends paid divided by net income.

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the bank holding company for The Bank of Greene County (the “Bank”) which is a community based bank offering a variety of financial services to meet the needs of the communities it serves. The Bank of Greene County is a New York State-chartered savings bank. The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities. The Bank of Greene County currently operates six full service branches and an administration office in New York’s Greene and southern Albany counties. In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities. GCCB is a subsidiary of The Bank of Greene County. Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Stock Market under the symbol “GCBC”. Greene County Bancorp, MHC is a mutual holding company that owns 56.1% of Greene County Bancorp, Inc.’s outstanding common stock.

Greene County Bancorp, Inc.’s results of operations, like many other financial institutions, depend primarily on its net interest income, which is the difference between the income earned on Greene County Bancorp, Inc.’s loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by Greene County Bancorp, Inc.’s provision for loan losses, income and expense pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges. Greene County Bancorp, Inc.’s noninterest expense consists principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect Greene County Bancorp, Inc.

Critical Accounting Policies

Greene County Bancorp, Inc.’s critical accounting policy relates to the allowance for loan losses. It is based on management’s opinion of an amount that is intended to absorb losses in the existing portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management’s estimate of probable credit losses and other factors that warrant recognition in providing for the allowance of loan losses. However, this evaluation involves a high degree of complexity and requires management to make subjective judgments that often require assumptions or estimates about highly uncertain matters. This critical accounting policy and its application are periodically reviewed with the Audit Committee and the Board of Directors.

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

A principal part of Greene County Bancorp, Inc.’s business strategy is to manage interest rate risk and to minimize Greene County Bancorp, Inc.’s exposure to changes in market interest rates. In recent years, Greene County Bancorp, Inc. has followed the following strategies to manage interest rate risk:
(i)   maintaining a high level of liquid interest earning assets such as short-term federal funds sold and various investment securities;
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
By investing in liquid securities, which can be sold to take advantage of interest rate shifts, and originating consumer installment loans with shorter average durations, Greene County Bancorp, Inc. believes it is better positioned to react to changes in market interest rates. Investments in short-term securities, however, generally bear lower yields than longer-term investments. Greene County Bancorp, Inc. also attempts to offset interest rate risk by investing in adjustable rate securities, which will increase or decrease at periodic intervals based on a current interest rate. Thus, these strategies may result in lower levels of interest income than would be obtained by investing in longer-term fixed-rate investments.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap”. An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2004, Greene County Bancorp, Inc.’s cumulative one-year gap position, the difference between the amount of interest earning assets maturing or repricing within one year and interest bearing liabilities maturing or repricing within one year, as a percentage of total interest earning assets was positive 7.86%.

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

The following table sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at June 30, 2004, which are anticipated by Greene County Bancorp, Inc., based upon certain assumptions, to reprice or mature in each of the future time periods shown in the gap table. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2004, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization of adjustable-rate and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. The annual prepayment rate for real estate-related assets is based on the particulars of coupon maturity of the real estate-related assets. A decay rate was used when estimating the expected maturity of certain deposits, which typically have no stated contractual maturity. A ten percent decay rate was used for savings and NOW deposits and a twenty percent decay rate was used for money market accounts

Amounts Maturing or Repricing at June 30, 2004[1]
	Within	3 to 12	1 to 3	3 to 5	5 to 10		Beyond
(Dollars in thousands)	3 Months	Months	Years	Years	Years		10 Years	Total

Interest earning assets:
Loans receivable	$11,710	$30,404	$48,239	$27,684	$23,675		$7,225	$148,937
Investment securities	8,839	23,661	34,856	18,664	15,388		3,426	104,834
Federal funds sold	8,489	---	---	---	---		---	8,489
Interest bearing bank balances	3,185	---	---	---	---		---	3,185
FHLB stock	---	---	---	---	---		1,729	1,729
Total interest earning assets[1]	$32,223	$54,065	$83,095	$46,348	$39,063		$12,380	$267,174

Interest bearing liabilities:
Savings and money market deposits	$3,169	$9,507	$25,070	$23,069	$36,135	$	---	$96,950
NOW deposits	809	2,427	6,473	6,473	4,052		---	20,234
MMDA deposits	1,947	5,842	15,579	10,500	---		---	33,868
Certificates of deposit	12,445	26,630	16,180	1,767	---		---	57,022
Borrowings	---	2,500	2,500	---	5,000		---	10,000
Total interest bearing liabilities	$18,370	$46,906	$65,802	$41,809	$45,187	$	---	$218,074

Interest sensitivity gap	$13,853	$7,159	$17,293	$4,539	($6,124)		$12,380	$49,100

Cumulative interest sensitivity gap	$13,853	$21,012	$38,305	$42,844	$36,720		$49,100

Cumulative interest sensitivity gap as a
percentage of total assets	4.87%	7.38%	13.46%	15.06%	12.90%		17.25%

Cumulative interest sensitivity gap as a
Percentage of interest earning assets	5.19%	7.86%	14.34%	16.04%	13.74%		18.38%

Cumulative interest earning assets as a
Percentage of cumulative interest bearing
Liabilities	175.41%	132.19%	129.22%	124.78%	116.84%		122.52%

1Interest earning assets are included in the period in which the balances are expected to be redeployed or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

The following table presents Greene County Bancorp, Inc.’s net portfolio value (“NPV”). The NPV table indicates the market value of assets less the market value of liabilities at each specific rate shock environment. The net portfolio value can be viewed as the mark-to-market net worth of the balance sheet. These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions. The information set forth below is based on data that included all financial instruments as of June 30, 2004. Assumptions made by Greene County Bancorp, Inc. relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios. Actual maturity dates were used for fixed rate loans and certificate accounts. Investment securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2004. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category. The noninterest bearing category does not use a decay assumption, however, the 24 month FHLB advance rate was used as the discount rate. The NPV at “PAR” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and estimated value of liabilities assuming no change in interest rates. The NPV for down 200 and 300 basis points has been excluded since it would not be meaningful, in the interest rate environment as of June 30, 2004. The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2004.

Changes in
Market interest rates		$Change	%Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio[1]	Change [2]

(Dollars in thousands)
+300 bp	$37,108	$(13,762)	(27.05)%	13.92%	(368) bps.
+200 bp	43,183	(7,687)	(15.11)	15.73	(188) bps.
+100 bp	47,951	(2,919)	(5.74)	16.99	(61) bps.
PAR	50,870	0	0.00	17.60	0 bps.
-100 bp	$54,708	$3,838	7.55%	18.55%	94 bps.

1 Calculated as the estimated NPV divided by the present value of total assets
2 Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

As also indicated with the gap table and the NPV table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.

ANALYSIS OF NET INTEREST INCOME

Net interest income, the primary contributor to earnings, represents the difference between income on interest earning assets and expense on interest bearing liabilities. Net interest income also depends on the volume of interest earning assets and interest bearing liabilities and the interest rate earned or paid on them, respectively.

Average Balance Sheet

The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2004 and 2003. For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates. No tax equivalent adjustments were made. Average balances were based on daily averages for the year ended June 30, 2004 except for deposits which were based on weekly averages. For the year ended June 30, 2003, all average balances are average monthly balances, except for federal funds for which a daily average was calculated, and interest bearing bank balances and deposits for which weekly balances were available for the year ended June 30, 2003. Average loan balances include non-performing loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(Dollars in thousands)	2004	2004	2004	2003	2003	2003
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net[1]	$139,894	$9,476	6.77%	$131,035	$9,438	7.20%
Investment securities[2]	100,783	3,729	3.70	81,206	3,375	4.16
Federal funds	10,122	92	0.91	11,036	172	1.56
Interest bearing bank balances	1,809	23	1.27	936	20	2.14
FHLB stock	1,451	16	1.10	1,181	61	5.17
Total interest earning assets	254,059	13,336	5.25	225,394	13,066	5.80

Interest bearing liabilities:
Savings and money market deposits	121,050	1,347	1.11	99,099	1,855	1.87
Demand and NOW deposits	46,873	90	0.19	37,964	131	0.35
Certificates of deposit	59,859	1,415	2.36	63,351	1,949	3.08
Borrowings	10,542	499	4.73	8,500	409	4.81
Total interest bearing liabilities	$238,324	$3,351	1.41%	$208,914	$4,344	2.08%

Net interest income		$9,985			$8,722

Net interest rate spread			3.84%			3.72%

Net interest margin			3.93%			3.87%

Average interest earning assets to
average interest bearing liabilities			106.60%			107.89%

1Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
2Includes tax-free securities, mortgage-backed securities and asset-backed securities.

Rate / Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected Greene County Bancorp, Inc.’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

(i)	Change attributable to changes in volume (changes in volume multiplied by prior rate);
(ii)	Change attributable to changes in rate (changes in rate multiplied by prior volume); and
(iii)	The net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

(Dollars in thousands)	2004 versus 2003			2003 versus 2002

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease )	Volume	Rate	(Decrease )
Loans receivable, net[1]	$326	$(288)	$38	$696	$(339)	$357
Investment securities[2]	654	(300)	354	801	(378)	423
Federal funds	(13)	(67)	(80)	(35)	(94)	(129)
Interest bearing bank balances	5	(2)	3	(1)	2	1
FHLB stock	18	(63)	(45)	9	8	17
Total interest earning assets	990	(720)	270	1,470	(801)	669

Interest bearing liabilities:
Savings deposits	609	(1,117)	(508)	309	(181)	128
Demand and NOW deposits	43	(84)	(41)	42	(74)	(32)
Certificates of deposit	(102)	(432)	(534)	39	(753)	(714)
Borrowings	96	(6)	90	61	(33)	28
Total interest bearing liabilities	646	(1,639)	(993)	451	(1,041)	(590)

Net interest income	$344	$919	$1,263	$1,019	$240	$1,259

1 Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table demonstrates, net interest income for the fiscal year ended June 30, 2004 has been impacted significantly by the change in rate, particularly in regard to savings deposits, and to a lesser extent by the change in volume. The Bank of Greene County reduced most core deposit rates, such as the rate on savings deposit accounts, in the beginning of fiscal year 2004 creating significant savings in interest expense on such accounts. The rates on the various other deposit types were also reduced due to the lower interest rate environment during fiscal 2004 as compared to fiscal 2003. A portion of the interest expense savings due to lower rates was offset by larger volumes for savings, demand and NOW deposits and borrowings. Lower yielding interest earning assets, especially loans and investment securities, partially offset the interest expense savings. Growth in the loan and investment portfolios offset the impact of lower yields on such assets.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2004 AND JUNE 30, 2003

Total assets amounted to $284.6 million at June 30, 2004 as compared to $257.0 million at June 30, 2003, an increase of $27.6 million, or 10.7%. Growth occurred most significantly in loans and to a lesser extent in investments and cash and cash equivalents. Funding the increase in assets was deposit growth of $25.7 million and an increase of $2.0 million in borrowings. Greene County Bancorp, Inc. attributes a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff. Marketing emphasis on attracting commercial deposit relationships as well as retail deposits, especially checking and lower costing money market accounts continues to be part of the Company’s strategic plan. The new limited-purpose commercial bank subsidiary for attracting local municipal deposits has opened successfully with over $3.0 million in deposits within the first few weeks of operation.

Cash and federal funds sold

Cash and due from banks increased to $12.9 million at June 30, 2004 from $10.1 million at June 30, 2003, an increase of $2.8 million or 27.7% as a result of daily fluctuations due to normal deposit account clearing activities and vault cash needs which are a function of customer cash needs. Federal funds sold increased to $8.5 million at June 30, 2004 from $6.8 million at June 30, 2004, an increase of $1.7 million or 25.0%. The level of federal funds sold is also a function of the daily account clearing needs and deposit levels, which can fluctuate significantly on a daily basis. Due to the expected interest rate change by the Federal Reserve at the June 30, 2004 meeting of the Federal Open Market Committee, management held off investing additional cash until after this meeting as it was expected that short term rates would increase and perhaps a better yielding investment would be available.

Investments

Investments increased to $104.8 million at June 30, 2004 from $99.8 million at June 30, 2003, an increase of $5.0 million or 5.0%. As the table below demonstrates, the portfolio composition has shifted toward political and state subdivision securities and away from corporate debt securities.

U.S. government agency securities were purchased during fiscal 2004 in preparation of pledging requirements associated with taking deposits from municipalities. It is typically required that banks must pledge collateral for municipal deposits in excess of the FDIC insurance coverage of $100,000. A common form of collateral for such deposits are U.S. government agencies although other types of securities can be pledged. Management continued to invest in a nonstandard type of mortgage-backed security called “DUS” bonds. Purchases of these securities amounted to $8.9 million for the year ended June 30, 2004 and $31.2 million for the year ended June 30, 2003. Typical mortgage-backed securities have single family homes as underlying collateral. These nonstandard securities are issued by Fannie Mae and Freddie Mac with underlying collateral in multi-family housing. They offer a yield maintenance provision, which helps protect the investment from being prepaid in a declining or low interest rate environment. The remaining maturity for most of these securities is one to nine years. Due to the yield maintenance provision, they also pay a higher yield than the current market rate and offer less interest rate sensitivity. A significant amount of premium has been paid when acquiring these investments. Additionally, $3.0 million and $4.1 million of adjustable rate securities were purchased in fiscal year 2004 and 2003, respectively. With the purchase of adjustable rate and mortgage-backed securities as discussed above, management has attempted to address interest rate risk and partially offset the risk associated with long term fixed rate loans.

During the fiscal year ended June 30, 2004, principal payments of $2.6 million for securities, other than mortgage-backed securities, and $13.6 million for mortgage-backed securities were received, partially offsetting purchases made during the fiscal year. Purchases of securities, other than mortgage-backed securities, amounted to $21.6 million during the fiscal year ended June 30, 2004. Purchases of all mortgage-backed securities amounted to $17.9 million for the fiscal year ended June 30, 2004. Further offsetting the purchases were maturities and calls of securities amounting to $10.6 million during fiscal 2004. Security sales amounted to $2.7 million at a net profit of $7,000 during the fiscal year ended June 30, 2004. At June 30, 2004, net unrealized gains and losses amounted to a net loss of $300,000 as compared to a net gain of $2.8 million at June 30, 2003. In the judgment of management, none of the net unrealized losses associated with marking to market the portfolio was the result of impairment, but rather were associated with the changing interest rate environment. As part of its Asset Liability Management practice, management continually reviews the securities held for potential credit and adverse interest rate risk characteristics. A decision to sell may result from these reviews.

Greene County Bancorp, Inc. continues to hold 21.5% of the investment portfolio at June 30, 2004, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates. Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

(Dollars in thousands)	Market value at June 30, 2004	Percentage of portfolio	Market value at June 30, 2003	Percentage of portfolio

U.S. government agencies	$9,108	8.7%	$9,659	9.7%
State and political subdivisions	22,584	21.5	14,655	14.6
Mortgage-backed securities	61,175	58.4	57,581	57.7
Asset-backed securities	195	0.2	288	0.3
Corporate debt securities	10,379	9.9	16,283	16.3
Total debt securities	103,441	98.7	98,466	98.6

Equity securities and other	1,393	1.3	1,365	1.4

Total available-for-sale securities	$104,834	100.0%	$99,831	100.0%

Federal Home Loan Bank Stock

Federal Home Loan Bank Stock amounted to $1.7 million at June 30, 2004, an increase of $369,000. This increase was a result of minimum capital stock requirements of all members of the Federal Home Loan Bank of New York.

Loans

Total loans increased to $150.5 million at June 30, 2004 from $133.7 million at June 30, 2003, an increase of $16.8 million or 12.6%. New loans more than offset refinancing activities which were significant during the year due to the historically low interest rate environment and in anticipation of rising interest rates.

During fiscal 2004, The Bank of Greene County was the Number One mortgage lender in Greene County, New York. Residential real estate loans increased $10.2 million, or 9.9%, between fiscal year end June 30, 2004 and 2003. The majority of the new loans were conventional fixed rate residential mortgages and construction loans. The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio. Consumers are willing to pay a slight premium for such service and consistency. Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loan. However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in commercial real estate mortgages, which have increased to $14.8 million at June 30, 2004 from $11.5 million at June 30, 2003, an increase of $3.3 million or 28.7%. Adjustable rate commercial real estate mortgages made up approximately $1.3 million of this increase. Commercial loans not collateralized by real estate have increased to $7.8 million at June 30, 2004 as compared to $6.6 million at June 30, 2003. The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service. The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans continued to be a popular product in the current low interest rate environment. Many consumers were using equity in their homes to collateralize what formerly may have fallen into a typical installment loan. Home equity loans increased $2.5 million to $10.3 million at June 30, 2004 as compared to $7.8 million at June 30, 2003. Installment loans decreased to $4.0 million at June 30, 2004 as compared to $4.4 million at June 30, 2003, a decrease of $0.4 million. Another factor affecting installment loans was the extremely low auto financing offered by automakers which has caused continued sluggish demand for auto loans typically classified as installment.

As a result of the changes discussed above, the loan portfolio shifted slightly away from a concentration in residential real estate mortgages which represented 75.1% and 76.8% of the portfolio at June 30, 2004 and 2003, respectively, and more toward commercial real estate mortgages, commercial loans and home equity loans. The home equity loans were primarily adjustable rate helping to lessen interest rate risk. The Bank of Greene County continued to use a conservative underwriting policy in regard to all loans whether they are residential mortgages or commercial loans.

(Dollars in thousands)	At June 30, 2004	Percentage of portfolio	At June 30, 2003	Percentage of portfolio

Real estate mortgages
Residential (one- to four- family)	$112,949	75.1%	$102,726	76.8%
Commercial	14,815	9.8	11,481	8.6
Home equity loans	10,333	6.9	7,821	5.8
Commercial loans	7,822	5.2	6,576	4.9
Installment loans	3,988	2.6	4,360	3.3
Passbook loans	557	0.4	747	0.6
Total loans	$150,464	100.0%	$133,711	100.0%

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an allowance for loan loss. In addition, various regulatory agencies, as an integral part of their examination process, periodically review The Bank of Greene County’s allowance for loan losses and valuation of OREO. Such agencies may require The Bank of Greene County to recognize additions to the allowance based on their judgment about information available to them at the time of their examination. The allowance for loan losses is increased by a provision for loan losses (which results in a charge to expense) and is reduced by net charge-offs. During the fiscal year ended June 30, 2004, the level of net charge-offs had the greatest impact on the lower provision needed as compared to the prior year.

Analysis of the Allowance for Loan Losses
	June 30, 2004	June 30, 2003
Balance at the beginning of the period	$1,163,825	$1,068,734
Charge-offs:
Commercial real estate mortgage loans	---	37,494
Installment loans to individuals	75,958	113,089
Total loans charged off	75,958	150,583
Recoveries:
Residential mortgages	---	1,072
Home equity	2,791	---
Commercial mortgages	---	24,093
Installment loans to individuals	45,433	40,509
Total recoveries	48,224	65,674
Net charge-offs	27,734	84,909

Provisions charged to operations	105,000	180,000
Balance at the end of the period	$1,241,091	$1,163,825
Ratio of net charge-offs to average loans outstanding	0.02%	0.06%
Ratio of net charge-offs to average assets	0.01%	0.04%
Ratio of net charge-offs to nonperforming assets	6.33%	30.82%
Allowance for loan loss to nonperforming loans	364.26%	528.14%
Allowance for loan loss to net loans	0.83%	0.88%

Nonaccrual loans and Nonperforming assets
Loans are reviewed on a regular basis. Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral. When a loan is determined to be impaired, the measurement of the loan is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Management places loans on nonaccrual status once the loans have become over 90 days delinquent. Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis. A loan does not have to be 90 days delinquent in order to be classified as nonperforming. Other real estate owned is considered nonperforming. The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2004 or 2003.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

	June 30, 2004	June 30, 2003
Nonaccrual loans:
Real estate mortgage loans
Residential mortgage loans (One-to-four family)	$268,138	$211,074
Commercial mortgage loans	---	---
Home equity	67,795	2,104
Installment loans to individuals	4,782	7,183
Total nonaccrual loans	340,715	220,361
Other real estate owned
Real estate mortgage loans
Residential mortgage loans (One-to-four family)	97,689	55,125
Total other real estate owned	97,689	55,125

Total nonperforming assets	$438,404	$275,486

Total nonperforming assets as a percentage of total assets	0.15%	0.11%
Total nonperforming loans to total loans	0.23%	0.16%

Gross interest income of $12,000 and $7,000 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2004 and 2003, respectively. No interest income was recorded on nonaccrual loans more than 90 days delinquent during the fiscal years ended June 30, 2004 or 2003.

Other real estate owned

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned (“OREO”) until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses. Any subsequent write-down of OREO is charged against earnings. At June 30, 2004, other real estate owned amounted to $97,700. The property owned at June 30, 2003 which amounted to $55,100 was sold during fiscal year 2004 at a net gain of approximately $1,500.

Premises and equipment

Premises and equipment amounted to $5.3 million at June 30, 2004 as compared to $4.7 million at June 30, 2003, an increase of $0.6 million or 12.8%. Depreciation expense amounted to $514,000 for the fiscal year ended June 30, 2004. The net increase was a result of the purchase of a new core deposit and loan processing system which is expected to be placed in service in September 2005. This upgraded system will be a major conversion for the Company, but it is expected to create significant efficiencies that are not available using the current data processing system. The Company has also committed to relocating the Coxsackie and Cairo branches due to the growth in those branches over the last several years and expected future growth in these communities. Several alternatives were evaluated with the decision to relocate the branches within a short distance from the current locations. Customer reaction to the announcement of the moves has been positive.

Accrued interest receivable

At June 30, 2004, accrued interest receivable on loans and investments amounted to $1.6 million and was consistent with the prior year balance. Decreases in yield on loans and investments offset growth within the portfolios. Timing of interest payments can affect the level of accrued interest receivable.

Prepaid expenses and other assets

Prepaid expense and other assets amounted to $675,000 at June 30, 2004 as compared to $318,000 at June 30, 2003, an increase of $357,000. Fees such as insurance, real estate taxes, software licensing and advertising that have been paid in advance of the service are the majority of the assets in this category. The expense related to these fees is amortized over the service period. The net deferred tax position was an asset at the June 30, 2004 as compared to a liability at June 30, 2003. The shift in the deferred tax position was a result of the change from a net unrealized gain to net unrealized loss position on the available-for-sale investment portfolio between June 30, 2003 and 2004.

Deposits

Total deposits increased to $243.7 million at June 30, 2004 as compared to $218.0 million at June 30, 2003, an increase of $25.7 million or 11.8%. The Bank of Greene County continues to draw new and existing customers to its deposit products. The emphasis over the last several years has been to attract new deposits, particularly the core type deposits such as checking and savings rather than certificates of deposit. The focus of advertising and marketing efforts has been on commercial type accounts and retail deposits. The opening of the new limited-purpose commercial bank for purposes of servicing local municipalities has provided a new source of deposit growth. The campaign to attract new customers using free gift offers continues to be successful. Noninterest bearing deposits as a percentage of total deposits increased to 14.6% at June 30, 2004 as compared to 11.7% at June 30, 2003, an increase of $10.2 million or 40.1% to $35.6 million at June 30, 2004 as compared to $25.4 million at June 30, 2003. Savings accounts grew by $9.3 million to $97.0 million at June 30, 2004 as compared to $87.7 million at June 30, 2003. Money market accounts increased by $7.5 million, or 28.4%, to $33.9 million at June 30, 2004 as compared to $26.4 million at June 30, 2003, with $3.2 million of the growth coming from the new limited-purpose bank, Greene County Commercial Bank.

(Dollars in thousands)	At June 30, 2004	Percentage of portfolio	At June 30, 2003	Percentage of portfolio

Noninterest bearing deposits	$35,645	14.6%	$25,443	11.7%
Certificates of deposit	57,022	23.4	62,074	28.5
Savings deposits	96,950	39.8	87,699	40.2
Money market deposits	33,867	13.9	26,364	12.1
NOW deposits	20,234	8.3	16,465	7.5
Total deposits	$243,718	100.0%	$218,045	100.0%

Borrowings from FHLB

Borrowings from FHLB amounted to $10.0 million at June 30, 2004 as compared to $8.0 million at June 30, 2003, a decrease of $2.0 million or 25.0%. The new $5.0 million borrowing was made in an attempt to lock-in a low long term interest rate and to assist in interest rate risk management particularly associated with funding of long term fixed rate mortgage loans.

At June 30, 2004, The Bank of Greene County had the following borrowings:
Amount	Rate	Maturity Date
$5,000,000	3.64% -Fixed two years, convertible thereafter	10/24/2013
2,500,000	6.82% -Fixed	09/02/2004
2,500,000	6.80% -Fixed	10/04/2005
$10,000,000

Accrued expenses and other liabilities

Accrued expense and other liabilities decreased $779,000, or 45.2%, to $943,000 at June 30, 2004 as compared to $1,722,000 at June 30, 2003. The most significant factor contributing to the change was the change in net deferred taxes associated with the shift in the mark to market value of the available-for-sale investment portfolio from a net unrealized gain position to a net unrealized loss position.

Accrued income taxes

Accrued income taxes amounted to $92,000 at June 30, 2004 as compared to $73,000 at June 30, 2003, a decrease of approximately $19,000, or 26.0%. The level of accrued income tax is related to and will fluctuate as the result of changes in the estimated effective tax rate, provision for income taxes and timing of tax payments.

Shareholders’ equity

Retained earnings increased to $21.0 million at June 30, 2004 compared to $18.8 million at June 30, 2003 as a result of net income of $2.9 million partially offset by dividend payments amounting to $688,000. Unearned stock-based compensation was affected by stock-based compensation earned under the 2000 Management Recognition and Retention Plan. Unearned ESOP shares changed due to earned and allocated shares during the fiscal year. The decrease of $1.8 million in other accumulated comprehensive income was a result of the change in marking to market the available-for-sale investment portfolio. The decrease of $136,000 in treasury stock was the result of issuance of 7,440 shares of stock due to normal vesting associated with the Management Recognition and Retention Plan of 2000 and issuance of 5,220 shares of stock upon option exercises under the 2000 Stock Option Plan. No new stock compensation was granted during fiscal 2004.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003

Net interest income

Net interest income is a function of interest income and interest expense. Net interest income for the fiscal year ended June 30, 2004 amounted to $10.0 million as compared to $8.7 million for the fiscal year ended June 30, 2003, an increase of $1.3 million, or 14.9%. As previously illustrated in the rate / volume and average balance sheet tables, the growth in most categories of average interest earning assets and interest bearing liabilities offset declines in the yield earned or rate paid on these assets and liabilities. The most significant factor contributing to the improvement in the net interest income was the lower rate paid on interest bearing liabilities. As a result of changes in interest earning assets and interest bearing liabilities, net interest spread increased 12 basis points to 3.84% for the period ended June 30, 2004 as compared to 3.72% for the period ended June 30, 2003. Net interest margin increased six basis points to 3.93% for the fiscal year ended June 30, 2004 as compared to 3.87% for the fiscal year ended June 30, 2003.

Interest income

Interest income for the fiscal year ended June 30, 2004 amounted to $13.3 million as compared to $13.1 million for the fiscal year ended June 30, 2003, an increase of $0.2 million, or 1.5%. Interest income is derived from loans, investments and other interest bearing assets. Total average interest earning assets increased to $254.1 million for fiscal 2004 as compared to $225.4 million for fiscal 2003, an increase of $28.7 million or 12.7%. The yield earned on such assets decreased 55 basis points to 5.25% for fiscal 2004 as compared to 5.80% for fiscal 2003. The growth in interest earning assets offset the decline in yield which caused interest income to increase $270,000 for fiscal 2004 over fiscal 2003.

Interest income earned on loans amounted to $9.5 million for the year ended June 30, 2004 as compared to $9.4 million for the year ended June 30, 2003. This was despite an increase in average loans outstanding of $8.9 million, or 6.8%, to $139.9 million for fiscal 2004 as compared to $131.0 million for fiscal 2003. The yield on such loans decreased 43 basis points to 6.77% for fiscal 2004 as compared to 7.20% for fiscal 2003. As a result of the low interest rate environment and the general perception that interest rates will be on the rise. A significant number of loans have been refinanced to lower rates. The interest rates on new loans are lower than the prior year which significantly contributed to the decline in yield on loans.

Interest income earned on investment securities amounted to $3.7 million for fiscal 2004 as compared to $3.4 million for fiscal 2003, an increase of $0.3 million or 8.8%. The average balance of investment securities grew $19.6 million, or 24.1%, to $100.8 million for the period ended June 30, 2004 as compared to $81.2 million for the period ended June 30, 2003. As a result the average yield on such investments fell by 46 basis points to 3.70% for fiscal 2004 as compared to 4.16% for fiscal 2003. Principal payments on securities, including mortgage-backed securities amounted to $16.2 million, maturities amounted to $10.6 million, and $2.7 million of securities were sold during fiscal 2004. These cash inflows often were reinvested in lower yielding investments due to the current interest rate environment resulting in the declining yield. Purchases of mortgage-backed securities amounted to $17.9 million and other securities purchases (including CMOs - collateralized mortgage obligations) amounted to $21.6 million during fiscal 2004. As a result of these purchases the portfolio composition has shifted more toward mortgage-backed securities and state and political subdivision securities. No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the off-set expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds and interest bearing deposits amounted to $115,000 for the year ended June 30, 2004 as compared to $192,000 for the year ended June 30, 2003, a decrease of $77,000 or 40.1%. The primary factor that contributed to this decline was a decline in yield of 65 basis points on fed funds and 87 basis points on interest bearing bank balances. Interest earned on FHLB stock fell to $16,000 for fiscal 2004 as compared to $61,000 for fiscal 2003, primarily as a result of a lower dividend paid on the FHLB stock. The dividend decreased due to some securities losses FHLB incurred. The level of dividend on this stock is not expected to return to the previous level in the near future.

Interest expense

Interest expense for the fiscal year ended June 30, 2004 amounted to $3.4 million as compared to $4.3 million for the fiscal year ended June 30, 2003, a decrease of $0.9 million, or 20.9%. Interest expense included interest on deposits as well as interest on borrowings. Total average interest bearing liabilities increased to $238.3 million for fiscal 2004 as compared to $208.9 million for fiscal 2003 an increase of $29.4 million, or 14.1%. The rate paid on such liabilities decreased 67 basis points to 1.41% for fiscal 2004 as compared to 2.08% for fiscal 2003. This decline in rate paid offset the growth in interest bearing liabilities and as a result interest expense declined by $993,000 for fiscal 2004 as compared to fiscal 2003.

Interest expense paid on savings and money market accounts amounted to $1.3 million for the year ended June 30, 2004 as compared to $1.9 million for the year ended June 30, 2003, a decrease of $0.6 million, or 31.6%. The average balance of savings and money market accounts increased by $21.9 million to $121.0 million for the year ended June 30, 2004 as compared to $99.1 million for the year ended June 30, 2003. Consequently, the rate paid on savings and money market accounts fell 76 basis points to 1.11% for fiscal 2004 as compared to 1.87% for fiscal 2003. Consumers continue to move money out of certificates of deposit and into savings and money market accounts partially to maintain liquidity, but primarily due to the perceived slight difference in rate offered on certificates of deposits for the inconvenience of committing the funds for a fixed period of time. Greene County Commercial Bank, a limited-purpose subsidiary for collecting municipal deposits, opened in June 2004 and had $3.2 million in money market deposits as of June 30, 2004.

Interest expense paid on NOW accounts amounted to $90,000 for the year ended June 30, 2004 as compared to $131,000 for the year ended June 30, 2003. The average balance of demand and NOW accounts increased to $46.9 million for fiscal 2004 as compared to $38.0 million for fiscal 2003, an increase of $8.9 million. The rate paid on demand and NOW accounts fell 16 basis points to 0.19% for fiscal 2004 as compared to 0.35% for fiscal 2003. Marketing efforts to attract retail customers to free-checking accounts using gift product offers continues to be successful and efforts to attract commercial accounts are also thriving.

Interest expense paid on certificates of deposit amounted to $1.4 million for the year ended June 30, 2004 as compared to $1.9 million for the year ended June 30, 2003, an decrease of $0.5 million. The average balance on certificates of deposit fell to $59.9 million for the period ended June 30, 2004 as compared to $63.4 million for the period ended June 30, 2003. The decline in average balance and rate paid on new or renewing certificates of deposit contributed to a decline in average rate of 72 basis points to 2.36% for fiscal 2004 as compared to 3.08% for fiscal 2003. As stated above, consumers continue to move funds to more liquid money market and savings accounts primarily due to the low interest rate environment.

Interest expense on borrowings amounted to $499,000 for fiscal 2004 as compared to $409,000 for fiscal 2003, as the average balance of borrowings increased to $10.5 million from $8.5 million when comparing the years ended June 30, 2004 and 2003. The rate paid on such borrowings declined eight basis points to 4.73% for fiscal 2004 as compared to 4.81% for fiscal 2003. The borrowings were incurred primarily to lock in longer term interest rates in order to offset some of the interest rate risk associated with long-term fixed rate loans. Expense associated with borrowings is expected to significantly decline during the next fiscal year since $2.5 million of the borrowed funds will mature in September 2004, for which the Company is currently paying a rate of 6.82%. At June 30, 2004, management anticipates paying down the borrowings and not to replace the funding unless short term liquidity needs arise or an attractive investment opportunity is discovered.

Provision for loan losses

The provision for loan losses for the year ended June 30, 2004 decreased to $105,000 as compared to $180,000 for the year ended June 30, 2003. Net charge-offs, the primary factor contributing to the decrease in the provision for loan losses declined to $27,700 for the year ended June 30, 2004 as compared to $84,900 for the year ended June 30, 2003. Asset quality continued to be very good with the ratio of nonperforming loans to total loans at 0.23% at June 30, 2004 and the allowance for loan loss to nonperforming loans at 364.26%. As a result of the net charge-offs and provisions for loan losses the balance of the allowance for loan loss grew $77,300 to $1,241,100 at June 30, 2004 as compared to $1,163,800 at June 30, 2003.

Noninterest income

Noninterest income amounted to $2.7 million for the fiscal year ended June 30, 2004 as compared to $2.5 million for the fiscal year ended June 30, 2003, an increase of $0.2 million, or 8.0%. Service charges on deposit accounts amounted to $1.7 million for the fiscal year ended June 30, 2004 as compared to $1.6 million for the same period of the prior year, an increase of $0.1 million. Growth in transaction accounts caused the increase in service charges. Other operating income increased $128,000 between fiscal 2004 and 2003. Gains on the sale of real estate owned amounted to $1,500 for the year ended June 30, 2004 as compared to $59,800 for the year ended June 30, 2003. Gross gains on sale of securities amounted to $46,900 for the year ended June 30, 2004 as compared to $21,200 for the year ended June 30, 2003. The remainder of the improvement in other noninterest income come from various sources such as fees associated with debit cards, other E-commerce fees, the Overdraft Protection Program, as well as fees from services performed through Essex Corp’s “Investors Market Place”.

Noninterest expense

Noninterest expense amounted to $8.5 million for the year ended June 30, 2004 as compared to $7.8 million for the year ended June 30, 2003, an increase of $0.7 million or 9.0%. Salaries and employee benefits increased $557,000 between fiscal year ended June 30, 2004 and 2003. A portion of the increase in salaries was due to several new positions including business development, information technology and operations manager positions. Retirement expense increased $72,000 and ESOP expense increased $51,000 between fiscal 2004 and 2003 also contributing to the overall increase in employee benefits. Occupancy expense increased $20,000 between fiscal year end June 30, 2004 and 2003 due to repairs and maintenance made in several branches. It is expected that this expense will increase in the next few years due to the relocation of the Cairo and Coxsackie branches as well as some modernization being done in the Catskill branch. Equipment and furniture expense decreased by $22,000 between fiscal year end 2004 and 2003 due to a reduction in depreciation expense associated with such assets. Service and data processing fees increased $61,000 primarily as a function of more deposit and loan accounts. Office supplies expense decreased by $24,000 between fiscal year end 2004 and 2003 due to efficiency created by investment in technology. The level of miscellaneous other expense increased by $64,000 between June 30, 2004 and 2003. Included in this increase was a loss on a sale of a security of $39,750 during fiscal 2004 when no security losses were recorded during fiscal 2003. Expenses, primarily legal fees, associated with the start up of the commercial bank amounted to $44,500 during the year ended June 30, 2004 while no such expenses were incurred during the year ended June 30, 2003. The majority of other expenses including advertising, auditing fees, legal expenses, training costs and postage expense were relatively consistent with the prior year.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the revenue generated for the given year and certain regulatory requirements. The increase in the provision was primarily due to the adjustments needed to properly reflect the expected tax requirements. The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation. The effective rate for fiscal 2004 was 29.6% as compared to 31.0% the prior year.

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

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of mortgage-backed securities and debt securities. Purchases of mortgage-backed securities and debt securities totaled $39.4 million and $62.4 million for the years ended June 30, 2004 and 2003, respectively. These activities were funded primarily through deposit growth, and principal payments on loans, mortgage-backed securities and debt securities. Loan sales did not provide an additional source of liquidity during the years ended June 30, 2004 and 2003, as Greene County Bancorp, Inc. originates loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $25.7 million and $34.3 million for the years ended June 30, 2004 and 2003, respectively. The level of interest rates and products offered by local competitors are some factors affecting deposit flows. The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County. During fiscal year 2004, The Bank of Greene County’s maximum borrowing reached $12.5 million and minimum amounted to $8.0 million from the FHLB. The $10.0 million borrowing at June 30, 2004 was a combination of $2.5 million, which matures in September 2004, $2.5 million which matures in October 2005 and $5.0 million scheduled to mature October 24, 2013. The borrowing scheduled to mature in 2013 is convertible after October 24, 2005 if certain conditions are met, including three-month Libor at or above 7.5%.

Loan commitments totaled $6.3 million at June 30, 2004 and were comprised of $5.1 million in commitments to originate residential loans, and $1.2 million in commercial mortgage loans. Another $6.9 million in unused lines of credit, including $2.8 million in commercial lines of credit, $0.6 in overdraft lines of credit and $3.5 million in home equity lines of credit were outstanding at June 30, 2004. Loans-in-process amounted to $4.2 million as of June 30, 2004. Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments. Certificate of deposits scheduled to mature in one year or less from June 30, 2004, totaled $39.1 million. Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2004 and 2003, The Bank of Greene County and Company exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the financial statements. Shareholders’ equity represented 10.5% of total assets at June 30, 2004, as compared to 11.3% at June 30, 2003.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts. The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period. At June 30, 2004, cash and cash equivalents totaled $21.4 million, or 7.5% of total assets.

A summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2004 and 2003 is as follows:

	First	Second	Third	Fourth
(Dollars in thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2004
Loans receivable, net	$134,185	$140,627	$143,929	$148,937
Deposits	221,110	227,584	230,941	243,718

Interest income	$3,238	$3,363	$3,414	$3,320
Interest expense	869	857	819	806
Net interest income	2,369	2,506	2,595	2,514
Provisions of loan losses	45	---	30	30
Income before provision for income taxes	1,018	1,065	1,101	953
Net income	687	754	734	738
Earnings per common share - Basic	0.34	0.38	0.37	0.36
Earnings per common share - Diluted	$0.33	$0.37	$0.36	$0.36

FISCAL 2003
Loans receivable, net	$130,486	$131,480	$131,149	$132,210
Deposits	192,124	197,989	206,188	218,044

Interest income	$3,296	$3,246	$3,261	$3,263
Interest expense	1,168	1,118	1,042	1,016
Net interest income	2,128	2,128	2,219	2,247
Provisions of loan losses	---	30	75	75
Income before provision for income taxes	910	805	767	713
Net income	641	544	514	505
Earnings per common share - Basic	0.32	0.27	0.26	0.25
Earnings per common share - Diluted	$0.32	$0.27	$0.25	$0.23

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Small-Cap Market under the symbol “GCBC”. As of August 16, 2004 Greene County Bancorp, Inc. had seven registered market makers, 583 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 2,054,203 shares outstanding. As of such date, Greene County Bancorp, MHC (the “Mutual Company”), Greene County Bancorp, Inc.’s mutual holding company, held 1,152,316 shares of common stock or 56.4% of total shares outstanding. Consequently, shareholders other than the Mutual Company held 901,887 shares.

The following table sets forth high, low, closing market price and dividend information of Greene County Bancorp, Inc. common stock during the quarterly periods indicated for the years ended June 30, 2004 and 2003. Closing price information is stated at the quarter end dates indicated. During the fiscal year ended June 30, 2004 and 2003, the Mutual Company waived its right to receive dividends.

				Semi-Annual
				Cash Dividend
	High	Low	Close	Declared

June 30, 2004	$35.40	$28.16	$32.17	None
March 31, 2004	35.50	33.32	34.78	$0.40/share
December 31, 2003	33.44	28.00	33.20	None
September 30, 2003	30.00	21.51	27.82	$0.36/share

June 30, 2003	$24.60	$20.80	$21.50	None
March 31, 2003	22.57	19.00	22.00	$0.34/share
December 31, 2002	19.98	17.37	19.00	None
September 30, 2002	19.22	17.25	17.90	$0.32/share

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

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of Greene County Bancorp, Inc. and notes thereto, presented elsewhere herein, have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of Greene County Bancorp, Inc.’s operations. Unlike most industrial companies, nearly all the assets and liabilities of Greene County Bancorp, Inc. are monetary. As a result, interest rates have a greater impact on Greene County Bancorp, Inc.’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Standard, effective October 1, 2003, had no impact on the Company’s consolidated financial statements and related disclosures because there are no variable interest entities.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  An issuer is required to classify a financial instrument that is within such standard’s scope as a liability (or an asset in some circumstances).  The requirements of this Statement apply to freestanding financial instruments, including those that comprise more than one option or forward contract.  This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement, effective July 1, 2003, had no impact on the Company’s consolidated financial statements.

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 105, Application of Accounting Principles of Loan Commitments. This staff accounting bulletin deals with loan commitments accounted for as derivative instruments and requires that fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. At June 30, 2004 there were no loans held for sale.

In March 2004, the Financial Accounting Standards Board (“FASB”) issued an exposure draft, Shared-Based Payment: an amendment of FASB No. 123 ad 95. This proposed Statement addresses the accounting for transactions in which an enterprise receives employee service in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This proposed Statement would eliminate the ability to account for share-based transactions using APB Opinion No. 25 Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounting for using a fair-value-based method. A final statement is expected to be issued during the fourth calendar quarter of 2004 and will be effective as of January 1, 2005. Management does not expect the adoption of this exposure draft to be materially different from the pro-forma impact disclosed under SFAS No. 123.

In December 2003, the FASB revised SFAS No. 132 Employer Disclosures about Pensions and Other Post-retirement Benefits. This statement retains the disclosures required by the original SFAS No. 132 and requires additional disclosure about the assets obligations, cash flows and net periodic benefit cost of defined benefit pension and post-retirement plans. In addition, this statement requires interim period disclosure of the components of net periodic benefit cost and contributions if significantly different from previously reported amounts. The Company’s adoption of this statement as of June 30, 2004 had no impact on the Company’s consolidated financial statements.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements. Greene County Bancorp, Inc. desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in this Management’s Discussion and Analysis and elsewhere in this annual report, describe future plans or strategies and include Greene County Bancorp, Inc.’s expectations of future financial results. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify forward-looking statements. Greene County Bancorp, Inc.’s ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors that could affect actual results include but are not limited to:
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Greene County Bancorp, Inc:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

September 10, 2004

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
As of June 30, 2004 and 2003

ASSETS	June 30, 2004	June 30, 2003
Cash and due from banks	$12,928,596	$10,078,827
Federal funds sold	8,489,142	6,839,439
Total cash and cash equivalents	21,417,738	16,918,266

Investment securities, at fair value	104,833,862	99,831,070
Federal Home Loan Bank stock, at cost	1,729,300	1,360,600

Loans	150,463,812	133,711,021
Less: Allowance for loan losses	(1,241,091)	(1,163,825)
Unearned origination fees and costs, net	(285,295)	(337,122)
Net loans receivable	148,937,426	132,210,074

Premises and equipment	5,335,287	4,697,653
Accrued interest receivable	1,553,272	1,573,825
Prepaid expenses and other assets	674,600	318,495
Other real estate owned	97,689	55,125
Total assets	$284,579,174	$256,965,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest bearing deposits	$35,644,563	$25,443,349
Interest bearing deposits	208,073,613	192,601,576
Total deposits	243,718,176	218,044,925

Borrowings from FHLB	10,000,000	8,000,000
Accrued expenses and other liabilities	942,927	1,722,294
Accrued income taxes	92,259	73,024
Total liabilities	254,753,362	227,840,243

Shareholders’ equity
Preferred stock,
Authorized 1,000,000 at June 30, 2004 and 2003;	---	---
Common stock, par value $.10 per share;
Authorized: 12,000,000 at June 30, 2004 and 2003;
Issued: 2,152,835 at June 30, 2004 and 2003
Outstanding: 2,054,203 at June 30, 2004;
2,041,543 at June 30, 2003	215,284	215,284
Additional paid-in capital	10,151,621	10,092,353
Retained earnings	21,002,589	18,777,623
Accumulated other comprehensive income	(183,422)	1,664,585
Less: Treasury stock, 98,632 at June 30, 2004;
111,292 at June 30, 2003; shares at cost	(1,056,906)	(1,192,535)
Unearned stock-based compensation	(39,319)	(96,941)
Unearned ESOP shares 33,038 at June 30, 2004;
40,853 at June 30, 2003; shares at cost	(264,035)	(335,504)
Total shareholders’ equity	29,825,812	29,124,865
Total liabilities and shareholders’ equity	$284,579,174	$256,965,108
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
For the Years Ended June 30, 2004 and 2003

	2004	2003
Interest income:
Loans	$9,476,476	$9,437,755
Investment securities	1,167,350	1,759,714
Mortgage-backed securities	1,891,209	1,200,749
Tax free securities	685,925	476,073
Interest bearing deposits and federal funds sold	115,263	192,090
Total interest income	13,336,223	13,066,381

Interest expense:
Interest on deposits	2,852,243	3,934,705
Interest on borrowings	498,836	409,183
Total interest expense	3,351,079	4,343,888

Net interest income	9,985,144	8,722,493

Less: Provision for loan losses	105,000	180,000

Net interest income after provision for loan losses	9,880,144	8,542,493

Noninterest income:
Service charges on deposit accounts	1,714,273	1,580,029
Other operating income	1,017,667	889,535
Total noninterest income	2,731,940	2,469,564

Noninterest expense:
Salaries and employee benefits	4,436,419	3,879,137
Occupancy expense	442,145	422,137
Equipment and furniture expense	563,549	585,214
Service and data processing fees	1,025,043	964,156
Office supplies	115,936	139,634
Other	1,890,971	1,826,498
Total noninterest expense	8,474,063	7,816,776

Income before provision for income taxes	4,138,021	3,195,281

Provision for income taxes:
Current	1,202,754	981,557
Deferred	21,946	9,443
Total provision for income taxes	1,224,700	991,000

Net income	$2,913,321	$2,204,281

Basic EPS	$1.45	$1.11
Basic average shares outstanding	2,012,335	1,982,226

Diluted EPS	$1.41	$1.08
Diluted average shares outstanding	2,067,307	2,037,181

Dividends per share	$0.76	$0.66
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
For the Years Ended June 30, 2004 and 2003

	2004	2003

Net income	$2,913,321	$2,204,281

Other comprehensive (loss)/income:

Unrealized holding (loss)/gain arising during the years
ended June 30, 2004 and 2003, net of tax (benefit)/ expense
of ($1,215,077) and $496,446, respectively.	(1,843,654)	796,919

Reclassification adjustment arising during the years
ended June 30, 2004 and 2003, net of tax expense
of $2,775 and $8,489, respectively.	(4,353)	(12,735)

Total other comprehensive (loss)/income	(1,848,007)	784,184

Comprehensive income	$1,065,314	$2,988,465

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2004 and 2003

				Accumulated
		Additional		Other		Unearned	Unearned	Total
	Capital	Paid - In	Retained	Comprehensive	Treasury	Stock-based	ESOP	Shareholders’
	Stock	Capital	Earnings	Income	Stock	Stock	Shares	Equity

Balance at June 30, 2002	$215,284	$10,084,621	$17,164,403	$880,401	($1,371,527)	($156,791)	($415,685)	$26,400,706

ESOP shares earned		114,053					80,181	194,234

MRP shares issued		(76,255)			76,255			---

Options exercised		(27,231)			102,737			75,506

Stock-based compensation earned						57,015		57,015

Stock-based compensation forfeited		(2,835)				2,835		---

Dividends paid			(591,061)					(591,061)

Net income			2,204,281					2,204,281

Change in unrealized gain, net				784,184				784,184
Balance at
June 30, 2003	215,284	10,092,353	18,777,623	1,664,585	(1,192,535)	(96,941)	(335,504)	29,124,865

ESOP shares earned		151,158					71,469	222,627

MRP shares issued		(79,682)			79,682			---

Options exercised		(12,208)			55,947			43,739

Stock-based compensation earned						57,622		57,622

Dividends paid			(688,355)					(688,355)

Net income			2,913,321					2,913,321

Change in unrealized gain, net				(1,848,007)				(1,848,007)
Balance at
June 30, 2004	$215,284	$10,151,621	$21,002,589	($183,422)	($1,056,906)	($39,319)	($264,035)	$29,825,812
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2004 and 2003
	2004	2003
Cash flows from operating activities:
Net Income	$2,913,321	$2,204,281
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	513,795	557,530
Deferred income tax expense	21,946	9,443
Net amortization of premiums and discounts	1,424,332	543,292
Provision for loan losses	105,000	180,000
ESOP and other stock-based compensation earned	280,249	251,249
Net gain on sale of investments	(7,128)	(21,224)
Gain on sale of other real estate	(1,535)	(59,771)
Net increase (decrease) in accrued income taxes	19,234	(58,263)
Net decrease(increase) in accrued interest receivable	20,553	(121,721)
Net increase in prepaid and other assets	(239,082)	(21,804)
Net increase in other liabilities	292,388	291,713
Net cash provided by operating activities	5,343,073	3,754,725

Cash flows from investing activities:
Proceeds from maturities of securities	10,638,028	16,033,495
Proceeds from sale of securities	2,742,273	1,662,693
Purchases of securities and other investments	(21,557,660)	(12,692,566)
Purchases of mortgage-backed securities	(17,850,770)	(49,731,785)
Principal payments on securities	2,562,159	1,081,220
Principal payments on mortgage-backed securities	13,618,545	10,436,199
Proceeds from sale of other real estate	56,660	90,000
Net increase in loans receivable	(16,930,041)	(4,071,915)
Purchases of premises and equipment	(1,151,429)	(291,563)
Net cash used by investing activities	(27,872,235)	(37,484,222)

Cash flows from financing activities:
Borrowings from (payments to)FHLB	2,000,000	(1,000,000)
Payment of cash dividend	(688,355)	(591,061)
Proceeds from issuance of stock options	43,739	75,506
Net increase in deposits	25,673,250	34,331,297
Net cash provided by financing activities	27,028,634	32,815,742

Net increase (decrease) in cash and cash equivalents	4,499,472	(913,755)

Cash and cash equivalents at beginning of period	16,918,266	17,832,021

Cash and cash equivalents at end of period	$21,417,738	$16,918,266

Cash paid during period for:
Interest	$3,325,007	$4,345,161
Income taxes	$1,232,334	$1,022,125
Non-cash investing activities:
Foreclosed loans transferred to other real estate	$97,689	$55,125
Change in unrealized (loss) gain on securities	($3,058,731)	$1,293,363
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the “Company”) and its subsidiary, The Bank of Greene County (the “Bank”), and its subsidiary, Greene County Commercial Bank. All material inter-company accounts and transactions have been eliminated. Amounts in the prior year’s consolidated financial statements have been reclassified whenever necessary to conform to the current year’s presentation. These reclassifications had no effect on net income or retained earnings as previously reported. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and valuation of other real estate owned (“OREO”).

While management uses available information to recognize losses on loans and OREO, future additions to the allowance for loan losses (the “Allowance”), or OREO write-downs, may be necessary based on changes in economic conditions, asset quality or other factors. In addition, various regulatory authorities, as an integral part of their examination process, periodically review Greene County Bancorp, Inc.’s Allowance and the carrying value of OREO and other assets. Such authorities may require Greene County Bancorp, Inc. to recognize additions to the Allowance and/or write down the carrying value of OREO or other assets based on their judgments of information available to them at the time of their examination.

Charter Conversion

On August 15, 2000, the Board of Directors of Greene County Bancorp, Inc. unanimously approved a plan to convert Greene County Bancorp, Inc.’s charter from a Delaware corporation regulated by the New York Superintendent of Banks and the Board of Governors of the Federal Reserve System to a Federal corporation regulated by the Office of Thrift Supervision (the “OTS”). On April 2, 2001, the OTS approved the charter conversion, which was approved by the stockholders of Greene County Bancorp, Inc. on November 27, 2000. The mutual holding company (the “MHC”) of Greene County Bancorp, Inc. also received OTS approval of its conversion from a state to federal charter on that date.

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

As a financial institution subsidiary of Greene County Bancorp, Inc. following the charter conversion, The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period. A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. At June 30, 2004, The Bank of Greene County maintained 77.3% of its portfolio assets in qualified thrift investments.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values. The amounts of interest bearing deposits included as cash equivalents at June 30, 2004 and 2003 were $11,710,000 and $8,435,000, respectively.

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

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for investment or subsequent issuance. From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors. Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan. No purchases of treasury stock were made during fiscal 2004 or 2003. During fiscal year 2004, Greene County Bancorp, Inc. issued 12,660 shares of stock from treasury shares (5,220 due to options exercised under the 2000 Stock Option Plan and 7,440 vested under the 2000 Management Recognition and Retention Plan). During fiscal year 2003, Greene County Bancorp, Inc. issued 9,588 shares of stock from treasury shares due to options exercised under the 2000 Stock Option Plan and 7,120 vested under the 2000 Management Recognition and Retention Plan. Consequently, the number of treasury shares held by Greene County Bancorp, Inc. at June 30, 2004 was 98,632.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. A valuation account was established during the fiscal year ended June 30, 2003, in connection with potential loss of a tax benefit associated with a capital loss for which certain limitations and time restrictions are relevant. This valuation allowance is evaluated annually, and amounted to $5,700 at June 30, 2004 and 2003.

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Standard, effective October 1, 2003, had no impact on the Company’s consolidated financial statements and related disclosures because there are no variable interest entities.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  An issuer is required to classify a financial instrument that is within such standard’s scope as a liability (or an asset in some circumstances).  The requirements of this Statement apply to freestanding financial instruments, including those that comprise more than one option or forward contract.  This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement, effective July 1, 2003, had no impact on the Company’s consolidated financial statements.

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 105, Application of Accounting Principles of Loan Commitments. This staff accounting bulletin deals with loan commitments accounted for as derivative instruments and requires that fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. At June 30, 2004, there were no loans held for sale.

In March 2004, the Financial Accounting Standards Board (“FASB”) issued an exposure draft, Shared-Based Payment: an amendment of FASB No. 123 ad 95. This proposed Statement addresses the accounting for transactions in which an enterprise receives employee service in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This proposed Statement would eliminate the ability to account for share-based transactions using APB Opinion No. 25 Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounting for using a fair-value-based method. A final statement is expected to be issued during the fourth calendar quarter of 2004 and will be effective as of January 1, 2005. Management does not expect the adoption of this exposure draft to be materially different from the pro-forma impact disclosed under SFAS No. 123.

In December 2003, the FASB revised SFAS No. 132 Employer Disclosures about Pensions and Other Post-retirement Benefits. This statement retains the disclosures required by the original SFAS No. 132 and requires additional disclosure about the assets obligations, cash flows and net periodic benefit cost of defined benefit pension and post-retirement plans. In addition, this statement requires interim period disclosure of the components of net periodic benefit cost and contributions if significantly different from previously reported amounts. The Company’s adoption of this statement as of June 30, 2004 had no impact on the Company’s consolidated financial statements.

Note 2. Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was $2.2 million and $0.9 million at June 30, 2004 and 2003 respectively.

Note 3. Investment Securities

Securities available-for-sale at June 30, 2004, consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government agencies	$9,058,569	$52,491	$2,810	$9,108,250
State and political subdivisions	22,554,454	230,838	201,135	22,584,157
Mortgage-backed securities	61,891,864	212,157	929,717	61,174,304
Asset-backed securities	195,346	---	180	195,166
Corporate debt securities	10,042,474	336,641	---	10,379,115
Total debt securities	103,742,707	832,127	1,133,842	103,440,992
Other securities	1,391,600	1,270	---	1,392,870
Total securities available-for-sale	$105,134,307	$833,397	$1,133,842	$104,833,862

Securities available-for-sale at June 30, 2003, consisted of the following

		Gross		Gross	Estimated
	Amortized	Unrealized		Unrealized	Fair
	Cost	Gains		Losses	Value

U.S. Government agencies	$9,463,471	$195,899	$	---	$9,659,370
State and political subdivisions	14,123,476	531,525		---	14,655,001
Mortgage-backed securities	56,562,958	1,088,870		70,840	57,580,988
Asset-backed securities	287,960	---		272	287,688
Corporate debt securities	15,270,653	1,012,781		---	16,283,434
Total debt securities	95,708,518	2,829,075		71,112	98,466,481
Other securities	1,364,267	322		---	1,364,589
Total securities available-for-sale	$97,072,785	$2,829,397		$71,112	$99,831,070

The following table shows investments’ fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss positions, at June 30, 2004.

	Less Than 12 Months		More Than 12 Months				Total
	Fair	Unrealized		Fair		Unrealized	Fair	Unrealized
	Value	Loss		Value		Losses	Value	Losses

U.S. Government agencies	$1,997,190	$2,810	$	---	$	---	$1,997,190	$2,810
State and political subdivisions	8,681,626	201,135		---		---	8,681,626	201,135
Mortgage-backed securities	32,835,995	686,212		6,662,811		239,000	39,498,806	925,212
Collateral mortgage obligations	4,134,800	4,505		---		---	4,134,800	4,505
Asset-backed securities	---	---		195,166		180	195,166	180
Total temporary impaired securities	$47,649,611	$894,662		$6,857,977		$239,180	54,507,588	1,133,842

Management does not believe any individual unrealized loss as of June 30, 2004 represents an “other-than-temporary” impairment. At June 30, 2004, there were 53 securities which have been in a continuous unrealized loss position for 12 months or less and five securities with a continuous unrealized loss position for more than 12 months. The unrealized losses reported for mortgage-backed securities related to securities issued by FHLMC, FNMA and GNMA. The largest single unrealized loss of $179,943 is this category was 5.4% of the investment’s amortized cost. All remaining unrealized mortgage-security losses individually were 4.7% or less of their respective amortized cost basis. No securities comprising the temporarily impaired investments were individually significant and such impairments were generally considered to be a function of the current interest rate environment. Additionally, management has both the intent and ability to hold these securities for the time necessary to recover their amortized cost.

The estimated fair value of debt securities at June 30, 2004 by contractual maturity are shown below. Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After	After
	In	One Year	Five Years
	One Year	Through	Through		After
	Or Less	Five Years	Ten Years		Ten Years	Total

U.S. Government agencies	$3,028,130	$5,032,310	$1,047,810	$	---	$9,108,250
State and political subdivisions	1,259,486	8,755,488	9,176,164		3,393,019	22,584,157
Mortgage-backed securities	---	22,575,285	23,484,868		15,114,151	61,174,304
Asset-backed securities	---	---	---		195,166	195,166
Corporate debt securities	5,101,035	5,278,080	---		---	10,379,115
Total debt securities	9,388,650	41,641,164	33,708,842		18,702,336	103,440,992
Other securities	207,847	1,185,023	---		---	1,392,870
Total securities available-for-sale	9,596,498	42,826,187	33,708,842		18,702,336	104,833,862
Weighted average yield	5.23%	3.96%	3.69%		3.78%	3.96%

During fiscal year 2004, the proceeds from sales of available-for-sale securities were approximately $2,742,000, the gross realized gains were $46,878, and gross realized losses were $39,750. During fiscal year 2003, the proceeds from sales of available-for-sale securities were $1,663,000. The gross realized gain was $21,224. As of June 30, 2004 securities worth $3,956,000 were pledged as collateral for deposits in excess of $100,000 of a local not-for-profit organization and various municipalities placing deposits with Greene County Commercial Bank. As of June 30, 2003 securities worth $200,000 were pledged as collateral for deposits in excess of $100,000 of a local not-for-profit organization. Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2004 or 2003.

Note 4. Loans

Major classifications of loans at June 30, 2004 and 2003 are summarized as follows:

	2004	2003
Real estate mortgage loans:
Residential	$112,948,722	$102,725,844
Commercial	14,814,954	11,480,714
Home equity loans	10,332,703	7,820,750
Commercial loans	7,822,413	6,575,803
Installment loans to individuals	3,987,641	4,360,373
Passbook loans to individuals	557,379	747,537
Total loans	$150,463,812	$133,711,021

At June 30, 2004 and 2003, loans to officers and directors were not significant.

Changes in the allowance for loan losses for the respective periods ended June 30 were as follows:

	2004	2003

Balance, beginning of year	$1,163,825	$1,068,734
Provision charged to expense	105,000	180,000
Loans charged off	(75,958)	(150,583)
Recoveries	48,224	65,674
Balance, at end of year	$1,241,091	$1,163,825

During fiscal years 2004 and 2003, The Bank of Greene County had no impaired loans. Accordingly, no specific valuation for impaired loans was recorded. Nonaccrual loans amounted to $341,000 at June 30, 2004 and $220,000 at June 30, 2003.

Note 5. Premises and Equipment

A summary of premises and equipment at June 30, 2004 and 2003, is as follows:

	2004	2003

Land	$1,008,501	$656,793
Building and improvements	4,192,319	4,126,461
Furniture and equipment	4,034,899	3,301,036
Less: accumulated depreciation	(3,900,432)	(3,386,637)
Total premises and equipment	$5,335,287	$4,697,653

During the fiscal year ended June 30, 2004 and 2003 no assets were disposed. Depreciation expense amounted to $514,000 and $558,000 for the fiscal years ended June 30, 2004 and 2003, respectively.

Note 6. Deposits

Major classifications of deposits at June 30, 2004 and 2003 are summarized as follows:

	2004	2003

Noninterest bearing checking	$35,644,563	$25,443,349
Interest bearing deposits:
Certificates of deposit	57,022,350	62,074,041
Savings accounts	96,949,659	87,699,266
Money market deposit accounts	33,867,383	26,363,074
NOW accounts	20,234,221	16,465,195
Total interest bearing deposits	208,073,613	192,601,576

Total deposits	$243,718,176	$218,044,925

The following indicates the amount of The Bank of Greene County’s certificates of deposit by time remaining to maturity as of June 30, 2004 and June 30, 2003.

(Dollars in thousands)	3months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

As of June 30, 2004
Certificates of deposit less than $100,000	$10,486	$10,997	$12,665	$15,236	$49,384
Certificates of deposit $100,000 or more	1,967	1,336	1,632	2,703	7,638
Total certificates of deposit	$12,453	$12,333	$14,297	$17,939	$57,022

As of June 30, 2003
Certificates of deposit less than $100,000	$10,019	$11,508	$15,099	$17,351	$53,977
Certificates of deposit $100,000 or more	1,368	1,753	1,832	3,144	8,097
Total certificates of deposit	$11,387	$13,261	$16,931	$20,495	$62,074

Note 7. Borrowings

At June 30, 2004, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $11,944,950 with the Federal Home Loan Bank. No amounts were outstanding on these lines at June 30, 2004. Interest on these lines is determined at the time of borrowing. In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates. The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.

At June 30, 2004, The Bank of Greene County had the following borrowings:

Amount	Rate	Maturity Date
$5,000,000	3.64% -Fixed two years, convertible thereafter	10/24/2013
2,500,000	6.82% -Fixed	09/02/2004
2,500,000	6.80% -Fixed	10/04/2005
$10,000,000

At June 30, 2003, The Bank of Greene County had the following borrowings:

Amount	Rate	Maturity Date

$3,000,000	1.55% -Fixed	01/14/2004
2,500,000	6.82% -Fixed	09/02/2004
2,500,000	6.80% -Fixed	10/04/2005
$8,000,000

Note 8. Employee Benefits Plans

Defined Benefit Pension Plan
Substantially all Bank employees who have completed one year of service and attained the age of 21 are covered by a noncontributory, multi-employer, defined benefit pension plan. Under the plan, retirement benefits are primarily a function of both years of service and level of compensation. The Bank of Greene County recognized pension expense in the amount of $274,000 and $202,000 during fiscal year 2004 and 2003, respectively.

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan covering substantially all employees who have completed three months of service. The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 15% of their total compensation on a pre-tax basis. The Bank of Greene County matches 50% of the first six percent of employee contributions for employees who have completed one year of service. Company contributions associated with the plan amounted to $65,200 and $57,600 in fiscal 2004 and 2003, respectively.

ESOP
All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. Acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which is repayable annually with interest at the prime rate over ten years. Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation. Participant’s benefits become fully vested after five years of service. ESOP expense was $222,600 and $194,200 for the years ended June 30, 2004 and 2003, respectively. At June 30, 2004 and 2003, there were 33,038 and 40,853 shares unearned, respectively. At December 31, 2003 and December 31, 2002, the ESOP plan year-end, 7,815 and 9,119 shares were released for allocation, respectively.

Note 9. Stock-based Compensation Plans

Recognition and Retention Plan
On March 28, 2000, shareholders approved Greene County Bancorp, Inc. Recognition and Retention Plan (“Recognition Plan”), which authorized the Board Directors to award up to 45,474 shares of Common Stock. On March 28, 2000, the Board of Directors granted 45,400 shares under the Recognition Plan to members of management and nonemployee directors. The market value of the shares award amounted to $357,525 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. The market value of the shares awarded will be recognized as compensation expense ratably over the 5-year vesting period. One fifth of each grant vests at the end of the year for five years. The first awards vested on March 28, 2001. During fiscal year 2004, no shares were forfeited and 360 shares were forfeited in fiscal year 2003. Compensation expense in association with the Recognition Plan amounted to $57,600 and $57,000 for fiscal years 2004 and 2003.

Stock Option Plan
On March 28, 2000, shareholders approved Greene County Bancorp, Inc. 2000 Stock Option Plan (“Option Plan”), which authorized the Board of Directors to grant up to 90,949 shares of Common Stock. On March 28, 2000, the Board of Directors granted 90,940 options to buy stock under the Option Plan at an exercise price of $7.875, the fair value of the stock on that date. These options have a 10-year term and vest ratably over the 5-year vesting period. On March 19, 2002, the Board of Directors granted 6,000 options that were previously forfeited by a former employee. These options have an exercise price of $18.40, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter and term of 10 years. During fiscal year 2004, 5,220 options were exercised. During fiscal year 2003, 9,588 options were exercised. Forfeited shares amounted to 1,890 during fiscal 2003 and none for fiscal 2004.

The following table summarizes stock option activity.
	2004		2003
		Weighted average		Weighted average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	66,882	$8.82	78,360	$8.68
Shares granted	---	---	---	---
Exercised	(5,220)	$8.38	(9,588)	$7.875
Forfeited	---	---	(1,890)	$7.875
Outstanding at year end	61,662	$8.86	66,882	$8.82
Exercisable at year end	45,850	$8.64	35,378	$8.59

The following table represents stock options outstanding and exercisable at June 30, 2004:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$7.875	55,912	5.75 years	$7.875	42,500	$7.875
$18.40	5,750	7.75 years	$18.40	3,350	$18.40
$7.875-$18.40	61,662	5.9 years	$8.86	45,850	$8.64

Greene County Bancorp, Inc. applies provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and financial statement disclosure of Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation”. Since the exercise price is equal to the fair market value on the day of grant no compensation expense needs to be recognized for the Option Plan on the day of grant per the guidance of APB 25. SFAS No. 123 requires companies not using a fair value based method of accounting for stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied.

	2004			2003
	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
As reported	$2,913,321	$1.45	$1.41	$2,204,281	$1.11	$1.08
Deduct: Total stock-based Compensation expense (1)	34,747			32,871
Pro Forma	$2,878,574	$1.43	$1.39	$2,171,410	$1.10	$1.07
(1) Determined under fair value based method for all awards, net of related tax effects.

The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made as follows for fiscal year ended June 30, 2004. No options were granted during fiscal 2004.

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

Pro forma disclosures for Greene County Bancorp, Inc. for the years ended June 30, 2004 and 2003 utilized the estimated fair value of the options granted and were adjusted to reflect actual forfeitures and accelerated vesting for employees who retired during the 2004 or 2003 fiscal year.

Note 10. Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2004
	$2,913,321
Basic EPS		2,012,335	$1.45
Diluted EPS		2,067,307	$1.41

Fiscal year ended
June 30, 2003
	$2,204,281
Basic EPS		1,982,226	$1.11
Diluted EPS		2,037,181	$1.08

Note 11. Income Taxes

The provision for income taxes consists of the following:

	2004	2003

Current:
Federal	$1,024,026	$825,567
State	178,728	155,990
Total current	1,202,754	981,557

Deferred	21,946	9,443

Total income tax expense	$1,224,700	$991,000

The Bank of Greene County’s effective tax rate differs from the federal statutory rate for fiscal years ended June 30:

	2004	2003

Tax based on federal statutory rate	34.00%	34.00%
Sate income taxes, net of federal benefit	3.56	3.24
Tax-exempt income	(5.89)	(5.13)
Stock compensation	(2.53)	(1.12)
Change in valuation allowance	(0.00)	(0.76)
Other, net	0.46	0.78

Total income tax expense	29.60%	31.01%

The components of the deferred tax assets and liabilities at June 30 were as follows:

	2004	2003
Deferred tax assets:
Allowance for loan loss	483,405	444,001
Capital loss carryover	5,729	5,729
Non-accruing interest	4,614	2,747

Total deferred tax assets	493,748	452,477

Deferred tax liabilities:
Depreciation	285,556	213,383
Investments	(59,996)	1,130,738
ESOP contribution	(4,863)	22,869
Other	8	1,221
Total deferred tax liabilities	220,705	1,368,211

Net deferred tax asset (liability)	273,043	(915,734)
Valuation allowance	(5,729)	(5,729)
Net deferred tax asset (liability)	$267,314	$(921,463)

A portion of the change in the net deferred tax liability at June 30, 2004 and 2003 related to the unrealized gains and losses on securities available-for-sale. The related deferred tax benefit of $1,215,077 for fiscal 2004 and deferred tax expense of $496,446 for fiscal 2003 was recorded directly to shareholders’ equity.

Greene County Bancorp, Inc. has determined that it is more likely than not that a portion of the deferred tax asset for the capital loss carryover will not be realized. As such, a $5,700 valuation allowance was deemed necessary at June 30, 2004 and 2003.

Note 12. Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements. The Bank of Greene County’s loan commitments are as follows at June 30, 2004:

Commercial mortgage loan commitments	$1,237,000
Residential mortgage loan commitments	5,092,000
Unused portion of overdraft lines of credit	644,000
Unused portion of home equity lines of credit	3,456,000
Unused portion of commercial lines of credit	2,837,000

Total commitments	$13,266,000

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

The amount of collateral, if any, required by The Bank of Greene County upon credit extension is based on management’s evaluation of customer credit. Commitments to extend mortgage credit are primarily collateralized by first liens on real estate. Collateral on extensions of commercial lines of credit vary but may include accounts receivable, inventory, property, plant and equipment, and income producing commercial property.

Note 13. Operating Leases

The Bank of Greene County entered into an operating lease in connection with the opening of the Westerlo branch. The term of the lease began December 1, 2000 and expires on November 30, 2005. Under the current terms of the lease The Bank of Greene County is required to pay $800 per month. Consequently, the operating lease expense for fiscal years 2004 and 2003 amounted to $9,600. There is an option to extend the term of the lease from December 1, 2005 to November 30, 2010. The intent to exercise this option must be made by The Bank of Greene County in writing at least six months prior to the expiration of the initial term. The renewal terms shall be the same except the monthly rental shall increase to $900 per month or $10,800 per annum.

Fiscal year end	Annual Lease Payments
2005	9,600
2006	4,000
Total payments	$13,600

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

Note 15. Fair Value of Financial Instruments

Greene County Bancorp, Inc. determines fair values based on quoted market values, where available, or on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 “Disclosure About Fair Value of Financial Instruments,” excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Greene County Bancorp, Inc..

Cash and cash equivalents carrying amounts reported in the balance sheet approximate those assets’ fair value. Fair values of investment securities are based on quoted market prices, where available. Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying value. Fair value for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date. The carrying amounts for variable rate money market and certificates of deposit approximate fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered on similar certificates. Fair value for Federal Home Loan Bank borrowings are estimated using discounted cash flows and interest rates currently being offered on similar advances. The carrying amount of Federal Home Loan Bank stock approximates fair value.

The carrying amounts and estimated fair value of financial instruments as of June 30, 2004 and 2003 are as follows:

(Dollars in thousands)	June 30, 2004		June 30, 2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$21,418	$21,418	$16,918	$16,918
Investment securities	104,834	104,834	99,831	99,831
Federal Home Loan Bank stock	1,729	1,729	1,361	1,361
Net loans	148,937	147,967	132,210	135,623
Deposits	243,718	243,916	218,045	217,635
Federal Home Loan Bank borrowings	$10,000	$9,958	$8,000	$8,245

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

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of June 30, 2004, that The Bank of Greene County meets all capital adequacy requirements to which it is subject.

(Dollars in thousands)					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
	Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2004

Total capital (to risk weighted assets)	$26,328	19.3%	$10,942	8.0%	$13,678	10.0%
Tier 1 capital (to risk weighted assets)	25,087	18.3	5,471	4.0	8,207	6.0
Tier 1 capital (to average assets)	25,087	9.1	11,067	4.0	13,834	5.0

As of June 30, 2003

Total risk-based capital ratio	$24,396	19.6%	$9,943	8.0%	$12,429	10.0%
Tier 1 capital (to risk weighted assets)	23,232	18.7	4,971	4.0	7,457	6.0
Tier 1 capital (to average assets)	23,232	9.5	9,788	4.0	12,235	5.0

Note 17. Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial positions and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2004 and 2003.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
As of June 30, 2004 and 2003

ASSETS	June 30, 2004	June 30, 2003
Cash and due from banks	$697,522	$518,379
Federal funds sold	800,000	300,000
Total cash and cash equivalents	1,497,522	818,379

Investment in subsidiary	24,811,710	24,729,700
State and political subdivision securities, at fair value	3,590,082	3,728,458
Accrued interest receivable	10,761	10,761
Prepaid expenses and other assets	7,500	7,818
Total assets	$29,917,575	$29,295,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other liabilities	$91,763	$170,251
Total liabilities	91,763	170,251

Shareholders’ equity
Preferred stock,
Authorized 1,000,000 at June 30, 2004 and 2003;	---	---
Common stock, par value $.10 per share;
Authorized: 12,000,000 at June 30, 2004 and 2003;
Issued: 2,152,835 at June 30, 2004 and 2003
Outstanding: 2,054,203 at June 30, 2004;
2,041,543 at June 30, 2003	215,284	215,284
Additional paid-in capital	6,483,051	6,423,783
Retained earnings	24,380,837	23,944,334
Accumulated other comprehensive income	106,900	166,444
Less: Treasury stock, 98,632 at June 30, 2004;
111,292 at June 30, 2003, shares at cost	(1,056,906)	(1,192,535)
Unearned stock-based compensation	(39,319)	(96,941)
Unearned ESOP shares 33,038 at June 30, 2004;
40,853 at June 30, 2003,shares at cost	(264,035)	(335,504)
Total shareholders’ equity	29,825,812	29,124,865
Total liabilities and shareholders’ equity	$29,917,575	$29,295,116

Greene County Bancorp, Inc.
Condensed Statements of Income
For the Years Ended June 30, 2004 and 2003

	2004	2003
Income:
Equity in undistributed income of subsidiary	$1,855,813	$2,155,411
Dividend from subsidiary	1,000,000	---
Tax free securities	142,911	143,828
Interest bearing deposits and federal funds sold	9,220	6,970
Total income	3,007,944	2,306,209

Operating expenses:
Legal fees	28,011	39,117
Other	66,612	62,811
Total operating expenses	94,623	101,928

Net income	$2,913,321	$2,204,281

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
For the Years Ended June 30, 2004 and 2003
	2004	2003
Cash flows from operating activities:
Net Income	$2,913,321	$2,204,281
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiary	(1,855,813)	(2,155,411)
ESOP and other stock-based compensation	280,249	251,249
Net amortization of premiums	12,059	11,142
Net decrease in prepaid and other assets	317	52,931
Net (decrease)increase in other liabilities	(26,374)	26,128
Net cash provided by operating activities	1,323,759	390,320

Cash flows from financing activities:
Payment of cash dividend	(688,355)	(591,061)
Proceeds from issuance of stock options	43,739	75,506
Net cash used by financing activities	(644,616)	(515,555)

Net increase (decrease) in cash and cash equivalents	679,143	(125,235)

Cash and cash equivalents at beginning of period	818,379	943,614

Cash and cash equivalents at end of period	$1,497,522	$818,379

Note 18. Subsequent events

The Board of Directors declared a semi-annual dividend of $0.42 per share of Greene County Bancorp, Inc.’s common stock. The dividend reflects an annual cash dividend rate of $0.84 per share, which represents an increase from the previous annual cash dividend rate of $0.80 per share. The dividend will be payable to stockholders of record as of August 16, 2004, and will be paid on September 1, 2004. It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 5:30 p.m. on October 27, 2004, at The Bank of Greene County’s main branch located at 425 Main Street in Catskill, New York.

Stock Listing
The NASDAQ Small-Cap Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Auditors
PricewaterhouseCoopers LLP
State Street Centre
80 State Street
Albany, New York 12207

Transfer Agent and Registrar
Computershare Trust Services
Golden, Colorado
303-262-0600

Annual Report on Form 10-KSB
A copy of Greene County Bancorp, Inc.’s Form 10-KSB for the fiscal year ended June 30, 2004, will be furnished without charge to shareholders upon written request to the

Secretary
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

Board of Directors

Walter Ingalls
Chairman of the Board
Retired, former President of GNH Lumber Co.

J. Bruce Whittaker,
President and CEO

David Jenkins, DVM
Owner of Catskill Animal Hospital

Dennis O’Grady
Pharmacist, former owner of Mikhitarian Pharmacy

Arthur Place
Senior Partner of Arthur Place & Co., an accounting firm

Charles Schaefer
Co-owner of the law firm Deily and Schaefer

Paul Slutzky
General Manager of I.&O.A. Slutzky Construction Company

Martin Smith
Consultant to Main Bros. Oil Co., Inc.