Form 10KSB, Exhibit 13
period 2005-06-30
GREENE COUNTY BANCORP INC
filed 2005-09-28
CIK 1070524

2005 ANNUAL REPORT TO SHAREHOLDERS
GREENE COUNTY BANCORP, INC.

(Cover page)
ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and Greene County Commercial Bank. The Company’s consolidated assets as of June 30, 2005, were $2894.7 million.

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

The Bank serves Greene, Albany and Columbia counties in New York State through an operations center in Catskill, a loan center in Hudson and six banking offices in Catskill, Cairo, Coxsackie, Greenville, Tannersville and Westerlo. As part of its mission the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

(Inside)
A leader in new technology, the Bank now processes more transactions electronically than on paper. Online, on the phone and over the wire, the Bank of Greene County is providing customers with more convenient and effective ways to manager their finances. From Internet banking and check cards to electronic commerce, consumers and businesses are finding they can have the best of both worlds: the personal service of a homegrown community bank and the latest technology.

Table of Contents

Message to Our Shareholders……………………………………………..	2
Selected Financial Information……………………………………………	5
Selected Financial Ratios and Other Data…………………………………	6
Management’s Discussion and Analysis of Financial Condition and Results of Operations……………………………	7
Report of Independent Registered Public Accounting Firm….……………	25
Consolidated Statements of Financial Condition…………………………..	26
Consolidated Statements of Income……………………………………......	27
Consolidated Statements of Comprehensive Income………………………	28
Consolidated Statements of Changes in Shareholders’ Equity ……………	29
Consolidated Statements of Cash Flows…………………………………..	30
Notes to Consolidated Financial Statements………………………………	31

FINANCIAL HIGHLIGHTS

	At and for the Fiscal Years Ended June 30,

(Dollars In thousands)	2005	2004	2003	2002	2001
Total assets	$294,680	$284,579	$256,965	$220,158	$185,105
Loans receivable, net	164,291	148,937	132,210	128,373	109,757
Available-for-sale securities	98,851	104,834	99,831	66,089	48,875
Deposits	253,237	243,718	218,045	183,714	154,193
Shareholders’ equity	32,752	29,826	29,125	26,401	25,094
Net interest income	10,826	9,985	8,722	7,463	5,965
Provision for loan losses	71	105	180	219	60
Total noninterest income	2,695	2,732	2,470	1,783	1,097
Total noninterest expense	9,239	8,474	7,817	6,774	5,830
Income tax provision	1,262	1,225	991	600	216
Net income	2,949	2,913	2,204	1,653	956

LETTER TO SHAREHOLDERS

President and CEO Bruce Whittaker looks back at fiscal 2005 and talks about plans for the future.

TO OUR SHAREHOLDERS

Each fiscal year seems to bring its own unique set of challenges and opportunities, and this past year was no exception.

From an economic perspective, the past year proved to be challenging as the Federal Reserve continued to raise short-term interest rates in response to the robust economy. At the same time, long-term rates declined as investors believed that inflation would not be a problem. Despite the flattening of the yield curve, we were able to increase our spread and margin to 3.91% and 3.99%, respectively, for the 2005 fiscal year, as compared to 3.84% and 3.93% for the prior fiscal year.

Operationally, we fully entered the municipal deposit market through our new commercial bank subsidiary (Greene County Commercial Bank) which had received regulatory approvals and opened for business in June 2004. Total municipal deposit balances at June 30, 2005 were $11.2 million, and we continue to open new relationships.

In July of 2004 we welcomed Arthur Place, CPA, to the Board of Directors. Elected by the shareholders at the annual meeting in October 2004, Mr. Place was named Chairman of the Audit Committee, and was designated as the required “Audit Committee Financial Expert” under new SEC and NASDAQ requirements.

The Business Review, an Albany based weekly business publication, last fall named the Bank as one of the “Great Places to Work in the Capital District”. Based on a questionnaire completed by the Bank’s staff, we were selected as one of six finalists in the 50- to 100-employee category.

In response to the Federal Sarbanes-Oxley legislation and other regulatory requirements, we created the position of Finance Manager and welcomed Betsy Darrow to the position. Betsy, a Certified Management Accountant, came to us with several years' bank accounting experience, and she reports to our Chief Financial Officer, Michelle Plummer. Due to our continued growth, we also created the position of Marketing Director, filled by Martha Keeler, and hired additional IT staff and a branch staff trainer.

In an effort to expand our lending market, this past January we opened a loan origination office in the city of Hudson, which is located across the Hudson River from Catskill. Based on the warm reception that we received, we recently applied to the New York State Banking Department for permission to make that office a full-service branch. Our request has been approved and we expect to have it up and running during the month of November.

In June of this year we completed the construction and relocation of our Cairo office, and then broke ground for the relocation of our Coxsackie office, which is expected to open by year end. Both projects replace smaller facilities that we have outgrown.

Most important is the upcoming data processing upgrade scheduled for mid October. After many years of outsourcing our core data processing needs, we are bringing the process in-house, utilizing software provided by Open Solutions Inc. It is our goal to limit the growth of core processing costs as we continue to add deposit and loan accounts. At the same time, we will be utilizing the latest proven technology to improve the menu of products and services that we offer to our customers.

Financially, net income for fiscal 2005 was $2.9 million, a $35,000 increase over the prior year. While net interest income was up $0.8 million over fiscal 2004, the gain was offset by a $0.7 million increase in non-interest expense, primarily salaries and benefits for the new staff as well as increased pension and health insurance costs for the entire staff.

Interest income for fiscal 2005 rose by $0.8 million to $14.1 million, a 6.0% increase from 2004’s $13.3 million. At the same time, interest expense decreased $0.1 million to $3.3 million, a 2.9% decrease, resulting in the increased spread and margin mentioned above. We attribute the improvements in margin and spread to our continued emphasis on lower cost core deposits and transaction accounts. Continuing a downward trend, certificates of deposit accounted for less than 22.0% of deposits at fiscal year end 2005.

Non-interest income for fiscal 2005 was unchanged from the prior year at $2.7 million. Most categories were relatively consistent with the prior year. Notable exceptions were increases in debit card fees and commissions on insurance and investment products. These gains were offset by a reduction in gains on sales of securities, lower gains on sales of real estate owned, and lower miscellaneous income.

Merchant credit card processing volume rose by $7.4 million to $51.1 million for the current fiscal year, and we were named by our processor, Transfirst, as their number one bank relationship in New York State for 2004.

Non-interest expense increased to $9.2 million for fiscal year 2005, a $0.7 million or 8.2% increase over the prior year’s $8.5 million. As previously mentioned, the hiring of additional staff and general salary- related increases were the primary causes of this increase, with the 2005 fiscal year producing an identical $0.7 million increase in salary and benefit costs. Small increases in some other expense categories were offset by similar decreases in others. Going forward, we believe that we are sufficiently staffed to meet our obligations in regard to regulatory reporting and to support the increased volume of technology-based banking.

We recently renegotiated two communications contracts, two check card contracts, and our employee group term insurance coverage, all of which will lower our unit costs for service.

The core processing system upgrade will generate some short term expenses prior to its being brought on-line in October. We anticipate however, that going forward the new system will allow us to operate in a more efficient manner.

To reduce energy costs, we installed an energy efficient geo-thermal heating and cooling system at the new Cairo office. While the original estimate for recovering the extra cost was seven years, the recent increase in fuel prices has lowered the estimate to between four and five years. The new Coxsackie office will also use the same type of system.

Total assets of the Company were $294.7 million at June 30, 2005 as compared to $284.6 million a year ago, an increase of $10.1 million or 3.5%.

The most significant growth occurred in the net loan portfolio which increased by $15.4 million or 10.3% to $164.3 million, as compared to $148.9 million a year ago. This significant loan growth resulted in an increased loan-to-assets ratio of 55.8% at June 30, 2005, compared to 52.3% a year ago. The real estate market in our area continues to be strong and, as in the past several years, we remained the number 1 lender in Greene County.

Investment securities, which were valued at $104.8 million at fiscal year end 2004, decreased $5.9 million to $98.9 million at June 30, 2005. The reduction in investments was a result of funding the loan growth.

Deposits increased by $9.5 million during the year, and totaled $253.2 million at fiscal year end 2005, a 3.9% increase over 2004’s $243.7 million. A large portion of this increase came from our new commercial bank subsidiary which grew by $8.0 million during the 2005 fiscal year. Commercial and retail checking and NOW accounts increased by $6.3 million during the same period, while time accounts decreased by $3.0 million. Checking and NOW account balances currently exceed time deposits for the first time ever. Total deposit market share in Greene County was 34.7% at June 30, 2004 (latest figures available from the FDIC), compared to 31.7% the previous year, and 22.2% at June 30, 2000.

In this year’s report we feature our commitment to “high tech” banking. We continually strive to find quality vendors who can provide community banks such as ours with the tools that we need to compete with the large regional and national financial institutions. Whether it is our signature Merchant Credit Card program, VISA®check cards, “Essex Marketplace” alternative investment products, or internet banking and bill payment, our menu of products and services rivals those found at larger competitors. That being said, we go one step beyond with our personal, friendly and knowledgeable service, a proven winning combination. We truly believe that we offer our customers “Banking at its Best!”

The Bank of Greene County Charitable Foundation continued its support of local non-profit organizations with contributions of $64,700 to 39 groups during the 2005 fiscal year. More than $200,000 has been disbursed since the Foundation’s inception six years ago. Unaudited assets as of June 30, 2005 were $1.5 million.

On May 31, 2005, the Company’s stock was split 2 for 1, and as of July 1, 2005 the Company’s stock was included in the new Russell Microcap™ Index. We hope that these two events will lead to increased liquidity for the stock. We are also currently included in the America’s Community Bankers NASDAQ Index™ of Community Banks.

Cash dividends paid during the past fiscal year totaled $0.43 per share (adjusted for the 2 for 1 stock split of May 2005) up $0.05 or 13.2% from the $0.38 per share for fiscal 2004.

We appreciate the support that we have received from our shareholders since our public offering in 1998. As always, we pledge to operate in a way that will provide investor confidence and maximize shareholder value.

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	As of June 30,

(Dollars In thousands)	2005	2004	2003

SELECTED FINANCIAL CONDITION DATA:
Total assets	$294,680	$284,579	$256,965
Loans receivable, net	164,291	148,937	132,210
U.S. government agencies (all available for sale)	3,889	9,108	9,659
State and political subdivisions (all available for sale)	26,086	22,584	14,655
Mortgage-backed securities (all available for sale)	62,158	61,175	57,581
Asset-backed securities (all available for sale)	144	195	288
Corporate debt securities (all available for sale)	5,056	10,379	16,283
Other investment securities (all available for sale)	1,518	1,393	1,365
Deposits	253,237	243,718	218,045
Shareholders’ equity	32,752	29,826	29,125

	Years Ended June 30,

	2005	2004	2003

SELECTED OPERATIONS DATA:
Total interest income	$14,084	$13,336	$13,066
Total interest expense	3,258	3,351	4,344
Net interest income	10,826	9,985	8,722
Provision for loan losses	71	105	180
Net interest income after provision for loan losses	10,755	9,880	8,542
Total noninterest income	2,695	2,732	2,470
Total noninterest expense	9,239	8,474	7,817
Income before taxes	4,211	4,138	3,195
Income tax provision	1,262	1,225	991
Net income	$2,949	$2,913	$2,204

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	At and for the Years Ended June 30,

	2005	2004	2003
PERFORMANCE RATIOS:
Return on average assets[1]	1.02%	1.08%	0.92%
Return on average shareholders’ equity[2]	9.39	9.97	7.93
Ratio of operating expenses to average total assets	3.19	3.15	3.30
Ratio of average interest earning assets to average interest bearing liabilities	106.59	106.60	107.89
Net interest rate spread[3]	3.91	3.84	3.72
Net interest margin[4]	3.99	3.93	3.87
Efficiency ratio[5]	68.34	66.64	69.84

ASSET QUALITY RATIOS:
Nonperforming assets to total assets, at end of period	0.12	0.15	0.11
Nonperforming loans to total loans, at end of period	0.21	0.23	0.16
Allowance for loan losses to non-performing loans	354.82	364.26	528.14
Allowance for loan losses to loans receivable, net	0.75	0.83	0.88

CAPITAL RATIOS:
Shareholders’ equity to total assets, at end of period	11.11	10.48	11.33
Average shareholders’ equity to average assets	10.84	10.86	11.68
Dividend payout ratio[6]	59.72	52.41	59.46
Actual dividends paid to net income[7]	26.56%	23.63%	26.81%
Book value	8.03	7.38	7.28

OTHER DATA:
Number of full-service offices	6	6	6

1 Ratio of net income to average total assets.
2 Ratio of net income to average shareholders’ equity.
3 The difference between the weighted average yield on average interest earning assets and the weighted average cost of average interest bearing liabilities.
4 Net interest income as a percentage of average interest earning assets.
5 The ratio of noninterest expense divided by the sum of net interest income and noninterest income.
6 The ratio of dividends per share divided by the basic earnings per share. This calculation does not take into account the waiver of dividends by Greene County Bancorp, MHC.
7 The ratio of dividends paid divided by net income.

                                                                              MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the holding company for The Bank of Greene County (the “Bank”) which is a community-based bank offering a variety of financial services to meet the needs of the communities it serves. The Bank of Greene County is a New York State-chartered savings bank. The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities. The Bank of Greene County currently operates six full service branches, a loan originations office and an administration office in New York’s Greene, Columbia and southern Albany counties. In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities. GCCB is a subsidiary of The Bank of Greene County. Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Stock Market under the symbol “GCBC”. Greene County Bancorp, MHC is a mutual holding company that owns 55.8% of Greene County Bancorp, Inc.’s outstanding common stock.

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

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap”. An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2005, Greene County Bancorp, Inc.’s cumulative one-year and three-year gap positions, the difference between the amount of interest earning assets maturing or repricing within one year and three-years and interest bearing liabilities maturing or repricing within one year and three-years, as a percentage of total interest earning assets were positive 8.08% and 10.84%, respectively.

Certain shortcomings are inherent in the method of analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The following table presents Greene County Bancorp, Inc.’s net portfolio value (“NPV”). The NPV table indicates the market value of assets less the market value of liabilities at each specific rate shock environment. The net portfolio value can be viewed as the mark-to-market net worth of the balance sheet. These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions. The information set forth below is based on data that included all financial instruments as of June 30, 2005. Assumptions made by Greene County Bancorp, Inc. relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios. Actual maturity dates were used for fixed rate loans and certificate accounts. Investment securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2005. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category. The noninterest bearing category does not use a decay assumption, however, the 24 month FHLB advance rate was used as the discount rate. The NPV at “PAR” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and value of liabilities assuming no change in interest rates. The NPV for down 300 basis points has been excluded since it would not be meaningful, in the interest rate environment as of June 30, 2005. The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2005.

Changes in
Market interest rates		$Change	%Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio[1]	Change [2]

(Dollars in thousands)
+300 bp	$39,120	$(17,758)	-31.22%	14.27%	(473)bps
+200 bp	49,495	(10,383)	-18.26%	16.43%	(257)bps
+100 bp	52,605	(4,273)	-7.51%	18.04%	(96)bps
PAR	56,878	---	---%	19.00%	---bps
-100 bp	60,833	3,955	6.95%	19.88%	88bps
-200 bp	$61,623	$4,745	8.34%	19.78%	78bps

1 Calculated as the estimated NPV divided by the present value of total assets.
2 Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

As also indicated with the gap analysis, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.

ANALYSIS OF NET INTEREST INCOME

Net interest income, the primary contributor to earnings, represents the difference between income on interest earning assets and expense on interest bearing liabilities. Net interest income also depends on the volume of interest earning assets and interest bearing liabilities and the interest rate earned or paid on them, respectively.

Average Balance Sheet

The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2005 and 2004. For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates. No tax equivalent adjustments were made. Average balances were based on daily averages for the year ended June 30, 2005 except for deposits which were based on weekly averages. Average loan balances include non-performing loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(Dollars in thousands)	2005	2005	2005	2004	2004	2004
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net[1]	$155,221	$10,061	6.48%	$139,894	$9,476	6.77%
Investment securities[2]	103,296	3,705	3.59	100,783	3,729	3.70
Federal funds	9,228	194	2.10	10,122	92	0.91
Interest bearing bank balances	2,068	58	2.80	1,809	23	1.27
FHLB stock	1,743	66	3.79	1,451	16	1.10
Total interest earning assets	271,556	14,084	5.19	254,059	13,336	5.25

Interest bearing liabilities:
Savings and money market deposits	134,801	1,563	1.16	121,050	1,347	1.11
Demand and NOW deposits	56,243	102	0.18	46,873	90	0.19
Certificates of deposit	55,794	1,209	2.17	59,859	1,415	2.36
Borrowings	7,932	384	4.84	10,542	499	4.73
Total interest bearing liabilities	$254,770	$3,258	1.28%	$238,324	$3,351	1.41%

Net interest income		$10,826			$9,985

Net interest rate spread			3.91%			3.84%

Net interest margin			3.99%			3.93%

Average interest earning assets to
average interest bearing liabilities			106.59%			106.60%

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

(Dollars in thousands)	2005 versus 2004			2004 versus 2003

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease)	Volume	Rate	(Decrease )
Loans receivable, net[1]	$961	$(376)	$585	$326	$(288)	$38
Investment securities[2]	125	(149)	(24)	654	(300)	354
Federal funds	(7)	109	102	(13)	(67)	(80)
Interest bearing bank balances	4	31	35	5	(2)	3
FHLB stock	4	46	50	18	(63)	(45)
Total interest earning assets	1,087	(339)	748	990	(720)	270

Interest bearing liabilities:
Savings deposits	155	61	216	609	(1,117)	(508)
Demand and NOW deposits	16	(4)	12	43	(84)	(41)
Certificates of deposit	(94)	(112)	(206)	(102)	(432)	(534)
Borrowings	(127)	12	(115)	96	(6)	90
Total interest bearing liabilities	(50)	(43)	(93)	646	(1,639)	(993)

Net interest income	$1,137	$(296)	$841	$344	$919	$1,263

1 Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table demonstrates, net interest income for the fiscal year ended June 30, 2005 has been impacted most significantly by the change in volume in regard to loans, and to a lesser extent by the change in rate on such loans. The average balance of loans increased $15.3 million to $155.2 million for the fiscal year ended June 30, 2005 as compared to $139.9 million for the fiscal year ended June 30, 2004. The average rate earned on such loans declined 29 basis points to 6.48% for the fiscal year ended June 30, 2005 as compared to 6.77% for the fiscal year ended June 30, 2004. Despite numerous short-term interest rate hikes initiated by the Federal Reserve during the fiscal year, long-term rates have remained relatively unchanged and in some cases have declined as compared to a year ago. The declines in certificates of deposit in both volume and rate have had a positive impact on overall net interest income. The average balance of certificates of deposit declined $4.1 million to $55.8 million for fiscal 2005 and the average rate fell 19 basis points, again providing evidence that long term rates have remained relatively flat during the last fiscal year. The repayment of $2.5 million in borrowings from the FHLB caused a decrease in the average balance when comparing fiscal year ended June 30 2005 and 2004. The decrease in average balances borrowed also reduced the overall interest expense paid on such borrowings by $115,000, further contributing to the overall improvement in net interest income.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2005 AND JUNE 30, 2004

Total assets amounted to $294.7 million at June 30, 2005 as compared to $284.6 million at June 30, 2004, an increase of $10.1 million, or 3.5%. The most significant growth occurred in net loans, which increased $15.4 million or 10.3% to $164.3 million at June 30, 2005. Net loans represented 55.8% of the asset composition at June 30, 2005 as compared to 52.3% at prior fiscal year end. Deposit growth of $9.5 million reduction in the investment portfolio of $5.9 million and cash of $1.5 million helped fund $15.4 million growth in net loans, net additions of premises and equipment of $2.5 million and a repayment of $2.5 million in borrowings during the fiscal year ended June 30, 2005. The new limited-purpose commercial bank subsidiary contributed most of the growth in deposits, attracting local municipal deposits of $8.2 million in fiscal 2005. Greene County Bancorp, Inc. attributed a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff. Marketing emphasis on attracting commercial deposit relationships as well as retail deposits, especially checking and lower costing money market accounts, continued to be part of the Company’s strategic plan.

Cash and federal funds sold

Cash and due from banks decreased to $10.9 million at June 30, 2005 from $12.9 million at June 30, 2004, a decrease of $2.0 million or 15.5% as a result of daily fluctuations due to normal deposit account clearing activities and vault cash needs which are a function of customer cash needs. Federal funds sold increased to $9.1 million at June 30, 2005 from $8.5 million at June 30, 2004, an increase of $570,000 or 6.7%. The level of federal funds sold is also a function of the daily account clearing needs and deposit levels, which can fluctuate significantly on a daily basis.

Investments

Investments decreased to $98.9 million at June 30, 2005 from $104.8 million at June 30, 2004, a decrease of $5.9 million or 5.6%. As the table below demonstrates, the portfolio composition has shifted toward political and state subdivision securities and away from corporate debt securities.

Maturities of corporate securities amounted to $5.0 million during fiscal 2005. State and political subdivision securities purchases during fiscal 2005 amounted to $5.2 million. Greene County Commercial Bank also uses the state and political subdivision securities as well as U.S. agency securities to meet certain pledged collateral requirements for municipal deposits in excess of the FDIC insurance coverage of $100,000. Management continued to invest in a nonstandard type of mortgage-backed security called “DUS” bonds. Purchases of these securities amounted to $8.2 million for the year ended June 30, 2005 and $8.9 million for the year ended June 30, 2004. Total DUS bonds outstanding were $33.6 million at June 30, 2005. Typical mortgage-backed securities have single family homes as underlying collateral. These nonstandard securities are issued by Fannie Mae and Freddie Mac with underlying collateral in multi-family housing. They offer a yield maintenance provision, which helps protect the investment from being prepaid in a declining or low interest rate environment as experienced over the last couple of fiscal years. Due to the yield maintenance provision, they also pay a higher yield than the current market rate and offer less interest rate sensitivity. A reinvestment factor is considered when calculating a penalty received for prepayment on “DUS” bonds and in times of rising rates these reinvestment factors can significantly offset the yield maintenance received in association with “DUS” bond prepayments. We pay significant amount of premium when acquiring these investments. Mortgage-backed securities including “DUS” bonds accounted for $62.2 million of the $98.8 million of investment securities held in the Company’s investment portfolio. $43.5 million of the mortgage-backed securities mature in 10 years or less and $9.9 million of these securities are adjustable rate in an effort to help offset interest rate sensitivity of the longer term fixed rate loans such as residential mortgage loans.

During the fiscal year ended June 30, 2005, principal payments of $750,000 for securities, other than mortgage-backed securities, and $13.5 million for mortgage-backed securities were received, partially offsetting purchases made during the fiscal year. Purchases of securities, other than mortgage-backed securities, amounted to $8.3 million during the fiscal year ended June 30, 2005. Purchases of all mortgage-backed securities amounted to $15.2 million for the fiscal year ended June 30, 2005. Further offsetting the purchases were maturities and calls of securities amounting to $14.2 million during fiscal 2005. At June 30, 2005, net unrealized gains and losses amounted to a net gain of $266,000 as compared to a net loss of $300,000 at June 30, 2004. In the judgment of management, none of the unrealized losses associated with marking to market the portfolio was the result of impairment, but rather were associated with the changing interest rate environment. As part of its Asset/Liability Management practice, management continually reviews the securities held for potential credit and adverse interest rate risk characteristics. A decision to sell may result from these reviews.

Greene County Bancorp, Inc. holds 26.4% of the investment portfolio at June 30, 2005, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates. Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

(Dollars in thousands)	Market value at June 30, 2005	Percentage of portfolio	Market value at June 30, 2004	Percentage of portfolio

U.S. government agencies	$3,889	3.9%	$9,108	8.7%
State and political subdivisions	26,086	26.4	22,584	21.5
Mortgage-backed securities	62,158	62.9	61,175	58.4
Asset-backed securities	144	0.2	195	0.2
Corporate debt securities	5,056	5.1	10,379	9.9
Total debt securities	97,333	98.5	103,441	98.7

Equity securities and other	1,518	1.5	1,393	1.3

Total available-for-sale securities	$98,851	100.0%	$104,834	100.0%

Federal Home Loan Bank Stock

Federal Home Loan Bank Stock amounted to $1.8 million at June 30, 2005 and $1.7 million at June 30, 2004.

Loans

Total loans increased to $165.7 million at June 30, 2005 from $150.5 million at June 30, 2004, an increase of $15.2 million or 10.1%. New loans more than offset refinancing activities, which were significant during the year due to the historically low interest rate environment and in anticipation of rising interest rates.

During fiscal 2005, The Bank of Greene County was the number one mortgage lender in Greene County, New York. Residential real estate loans increased $11.0 million, or 9.7%, between fiscal year end June 30, 2005 and 2004. The majority of the new loans were conventional fixed rate residential mortgages and construction loans. The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio. Consumers are willing to pay a slight premium for such service and consistency. Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loan. However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in commercial real estate mortgages, which have increased to $18.1 million at June 30, 2005 from $14.8 million at June 30, 2004, an increase of $3.3 million or 22.3%. Commercial loans not collateralized by real estate have decreased to $6.9 million at June 30, 2005 as compared to $7.8 million at June 30, 2004. The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service. The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans continued to be a popular product in the current low interest rate environment. Many consumers were using equity in their homes to collateralize what formerly may have fallen into a typical installment loan. Home equity loans increased $2.3 million to $12.6 million at June 30, 2005 as compared to $10.3 million at June 30, 2004. Installment loans decreased to $3.5 million at June 30, 2005 as compared to $4.0 million at June 30, 2004, a decrease of $0.5 million. Another factor affecting installment loans was the extremely low auto financing offered by automakers which has caused continued sluggish demand for auto loans typically classified as installment.

As a result of the changes discussed above, the loan portfolio remained consistent with residential real estate mortgages representing about 75.0% of the portfolio at June 30, 2005 and 2004. The portfolio continued to shift more toward home equity loans which are primarily adjustable rate helping to lessen interest rate risk. The Bank of Greene County continued to use a conservative underwriting policy in regard to all loans whether they are residential mortgages or commercial loans.

(Dollars in thousands)	At June 30, 2005	Percentage of portfolio	At June 30, 2004	Percentage of portfolio

Real estate mortgages
Residential (one- to four- family)	$123,939	74.8%	$112,949	75.1%
Commercial	18,077	10.9	14,815	9.8
Home equity loans	12,607	7.6	10,333	6.9
Commercial loans	6,860	4.1	7,822	5.2
Installment loans	3,466	2.1	3,988	2.6
Passbook loans	742	0.5	557	0.4
Total loans	$165,691	100.0%	$150,464	100.0%

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

Analysis of the Allowance for Loan Losses
	June 30, 2005	June 30, 2004
Balance at the beginning of the period	$1,241,091	$1,163,825
Charge-offs:
Commercial business loans	576	---
Home Equity loans	27,252	---
Installment loans to individuals	37,267	75,958
Overdraft protection accounts	56,264	---
Total loans charged off	121,359	75,958
Recoveries:
Home equity	---	2,791
Installment loans to individuals	22,068	45,433
Overdraft protection accounts	23,696	---
Total recoveries	45,764	48,224
Net charge-offs	75,595	27,734

Provisions charged to operations	70,503	105,000
Balance at the end of the period	$1,235,999	$1,241,091
Ratio of net charge-offs to average loans outstanding	0.05%	0.02%
Ratio of net charge-offs to average assets	0.03%	0.01%
Ratio of net charge-offs to nonperforming assets	21.70%	6.33%
Allowance for loan loss to nonperforming loans	354.82%	364.26%
Allowance for loan loss to net loans	0.75%	0.83%

Nonaccrual loans and Nonperforming assets
Loans are reviewed on a regular basis. Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral. When a loan is determined to be impaired, the measurement of the loan is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Management places loans on nonaccrual status once the loans have become over 90 days delinquent. Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis. A loan does not have to be 90 days delinquent in order to be classified as nonperforming. Other real estate owned is considered nonperforming. The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2005 or 2004.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

	June 30, 2005	June 30, 2004
Nonaccrual loans:
Real estate mortgage loans
Residential mortgage loans (One-to-four family)	$125,841	$268,138
Commercial real estate	50,318	---
Home equity	96,381	67,795
Commercial loans	24,416	---
Installment loans to individuals	51,387	4,782
Total nonaccrual loans	348,343	340,715
Other real estate owned
Real estate mortgage loans
Residential mortgage loans (One-to-four family)	---	97,689
Total other real estate owned	---	97,689
Total nonperforming assets	$348,343	$438,404

Total nonperforming assets as a percentage of total assets	0.12%	0.15%
Total nonperforming loans to total loans	0.21%	0.23%

Gross interest income of $12,000 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2005 and 2004. No interest income was recorded on nonaccrual loans more than 90 days delinquent during the fiscal years ended June 30, 2005 or 2004.

Other real estate owned

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned (“OREO”) until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses. Any subsequent write-down of OREO is charged against earnings. At June 30, 2004, other real estate owned amounted to $97,700. This property was sold during the fiscal year June 30, 2005 at a profit of $19,000. No OREO existed at June 30, 2005.

Premises and equipment

Premises and equipment amounted to $7.8 million at June 30, 2005 as compared to $5.3 million at June 30, 2004, an increase of $2.5 million or 47.2%. Depreciation expense amounted to $574,000 for the fiscal year ended June 30, 2005. The net increase was a result of the construction of a branch building in Cairo and purchases related to the implementation of a new core deposit and loan processing system which is expected to be placed in service October 2005. This upgraded system will be a major conversion for the Company, but it is expected to create significant efficiencies that are not available using the current data processing system. The former Cairo branch has been relocated to the new bank building in June 2005. This branch relocation is due to the growth in the branch over the last several years and expected future growth in the community. Likewise, the Company has also committed to relocating the Coxsackie branch. Several alternatives were evaluated with the decision to relocate the branches within a short distance from the current locations. Customer reaction to the announcement of the moves has been positive.

Accrued interest receivable

At June 30, 2005, accrued interest receivable on loans and investments amounted to $1.6 million and was consistent with the prior year balance. Decreases in yield on loans and investments offset growth within the portfolios. Timing of interest payments can affect the level of accrued interest receivable.

Prepaid expenses and other assets

Prepaid expenses and other assets amounted to $452,000 at June 30, 2005 as compared to $675,000 at June 30, 2004, a decrease of $223,000. This decrease was primarily due to a decrease in net taxes receivable. Fees such as insurance, real estate taxes, software licensing and advertising that have been paid in advance of the service are the majority of the assets in this category. The expense related to these fees is amortized over the service period.

Deposits

Total deposits increased to $253.2 million at June 30, 2005 as compared to $243.7 million at June 30, 2004, an increase of $9.5 million or 3.9%. The Bank of Greene County continues to draw new and existing customers to its deposit products. The emphasis over the last several years has been to attract new deposits, particularly the core type deposits such as checking and savings rather than certificates of deposit. The focus of advertising and marketing efforts has been on commercial type accounts and retail deposits. The opening of the new limited-purpose commercial bank for purposes of servicing local municipalities has provided a new source of deposit growth. The campaign to attract new customers using free gift offers continues to be successful. Noninterest bearing deposits as a percentage of total deposits increased to 14.9% at June 30, 2005 as compared to 14.6% at June 30, 2004, an increase of $2.0 million or 5.6% to $37.6 million at June 30, 2005 as compared to $35.6 million at June 30, 2004. Savings accounts grew by $0.7 million to $97.7 million at June 30, 2005 as compared to $97.0 million at June 30, 2004. Money market accounts increased by $6.9 million, or 20.4%, to $40.8 million at June 30, 2005 as compared to $33.9 million at June 30, 2004. The new limited-purpose bank, Greene County Commercial Bank had $7.5 million in money market growth offsetting a slight decline in such balances at The Bank of Greene County.

(Dollars in thousands)	At June 30, 2005	Percentage of portfolio	At June 30, 2004	Percentage of portfolio

Noninterest bearing deposits	$37,591	14.9%	$35,645	14.6%
Certificates of deposit	53,991	21.3	57,022	23.4
Savings deposits	97,759	38.6	96,950	39.8
Money market deposits	40,766	16.1	33,867	13.9
NOW deposits	23,130	9.1	20,234	8.3
Total deposits	$253,237	100.0%	$243,718	100.0%

Borrowings from FHLB

Borrowings from FHLB amounted to $7.5 million at June 30, 2005 as compared to $10.0 million at June 30, 2004, a decrease of $2.5 million or 25.0%. The $5.0 million borrowing is convertible given certain criteria including three-month LIBOR of at least 7.5%. The fixed rate term expires on October 24, 2005.

At June 30, 2005, The Bank of Greene County had the following borrowings:

Amount	Rate	Maturity Date
$5,000,000	3.64% -Fixed two years, convertible thereafter	10/24/2013
2,500,000	6.80% -Fixed	10/04/2005
$7,500,000

Accrued expenses and other liabilities

Accrued expense and other liabilities increased $155,000, or 15.5%, to $1.2 million at June 30, 2005 as compared to $1.0 million at June 30, 2004.

Shareholders’ equity

Retained earnings increased to $23.2 million at June 30, 2005 compared to $21.0 million at June 30, 2004 as a result of net income of $2.9 million partially offset by dividend payments amounting to $783,000. Unearned stock-based compensation was affected by stock-based compensation earned under the 2000 Management Recognition and Retention Plan. Unearned ESOP shares changed due to earned and allocated shares during the fiscal year. The increase of $346,000 in other accumulated comprehensive income was a result of the change in net market gains in the available-for-sale investment portfolio. The decrease of $115,000 in treasury stock was the result of issuance of 13,600 shares of common stock due to normal vesting associated with the Management Recognition and Retention Plan of 2000 and issuance of 7,900 shares of common stock upon option exercises under the 2000 Stock Option Plan. No new stock-based compensation awards were granted during fiscal 2005.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2005 AND JUNE 30, 2004

Net interest income

Net interest income is a function of interest income and interest expense. Net interest income for the fiscal year ended June 30, 2005 amounted to $10.8 million as compared to $10.0 million for the fiscal year ended June 30, 2004, an increase of $0.8 million, or 8.0%. As previously illustrated in the rate / volume and average balance sheet tables, the growth in most categories of average interest earning assets, particularly loans, and interest bearing liabilities, except certificates of deposit and borrowings, offset declines in the yield earned or rate paid on these assets and liabilities. The most significant factor contributing to the improvement in the net interest income was the growth in interest earning assets. As a result of changes in interest earning assets and interest bearing liabilities, net interest spread increased seven basis points to 3.91% for the period ended June 30, 2005 as compared to 3.84% for the period ended June 30, 2004. Net interest margin increased six basis points to 3.99% for the fiscal year ended June 30, 2005 as compared to 3.93% for the fiscal year ended June 30, 2004.

Interest income

Interest income for the fiscal year ended June 30, 2005 amounted to $14.1 million as compared to $13.3 million for the fiscal year ended June 30, 2004, an increase of $0.8 million, or 6.0%. Interest income is derived from loans, investments and other interest bearing assets. Total average interest earning assets increased to $271.6 million for fiscal 2005 as compared to $254.1 million for fiscal 2004, an increase of $17.5 million or 6.9%. The yield earned on such assets decreased six basis points to 5.19% for fiscal 2005 as compared to 5.25% for fiscal 2004. The growth in interest earning assets offset the decline in yield which caused interest income to increase $748,000 for fiscal 2005 over fiscal 2004.

Interest income earned on loans amounted to $10.1 million for the year ended June 30, 2005 as compared to $9.5 million for the year ended June 30, 2004. Average loans outstanding increased $15.3 million, or 10.9%, to $155.2 million for fiscal 2005 as compared to $139.9 million for fiscal 2004. The yield on such loans decreased 29 basis points to 6.48% for fiscal 2005 as compared to 6.77% for fiscal 2004. As a result of the low interest rate environment and the general perception that interest rates will continue to rise, a significant number of loans have been refinanced to lower rates. The interest rates on new loans are lower than the more seasoned loans within the portfolio which significantly contributed to the decline in yield on loans.

Interest income earned on investment securities remained consistent at $3.7 million for fiscal 2005 and 2004. The average balance of investment securities grew $2.5 million, or 2.5%, to $103.3 million for the period ended June 30, 2005 as compared to $100.8 million for the period ended June 30, 2004. The average yield on such investments fell by 11 basis points to 3.59% for fiscal 2005 as compared to 3.70% for fiscal 2004. Principal payments on securities, including mortgage-backed securities amounted to $14.2 million, and maturities amounted to $14.2 million during fiscal 2005. These cash inflows often were reinvested in lower yielding investments due to the current interest rate environment resulting in the declining yield. Purchases of mortgage-backed securities amounted to $15.2 million and other securities purchases (including CMOs - collateralized mortgage obligations) amounted to $8.3 million during fiscal 2005. As a result of these purchases the portfolio composition has shifted more toward mortgage-backed securities and state and political subdivision securities. No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the off-set expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds and interest bearing deposits amounted to $252,000 for the year ended June 30, 2005 as compared to $115,000 for the year ended June 30, 2004, an increase of $137,000 or 119.1%. The primary factor that contributed to this increase was an increase in yield of 119 basis points on fed funds and 153 basis points on interest bearing bank balances. Interest earned on FHLB stock grew to $66,000 for fiscal 2005 as compared to $16,000 for fiscal 2004, primarily as a result of a higher dividend paid on the FHLB stock. The lower dividend rate in 2004 was due to some securities losses FHLB incurred.

Interest expense

Interest expense for the fiscal year ended June 30, 2005 amounted to $3.3 million as compared to $3.4 million for the fiscal year ended June 30, 2004, a decrease of $0.1 million, or 2.9%. Interest expense included interest on deposits as well as interest on borrowings. Total average interest bearing liabilities increased to $254.8 million for fiscal 2005 as compared to $238.3 million for fiscal 2004 an increase of $16.5 million, or 6.9%. The rate paid on such liabilities decreased 13 basis points to 1.28% for fiscal 2005 as compared to 1.41% for fiscal 2004. This decline in rate paid offset the growth in interest bearing liabilities and as a result interest expense declined by $93,000 for fiscal 2005 as compared to fiscal 2004.

Interest expense paid on savings and money market accounts amounted to $1.6 million for the year ended June 30, 2005 as compared to $1.3 million for the year ended June 30, 2004, an increase of $0.3 million, or 23.1%. The average balance of savings and money market accounts increased by $13.8 million to $134.8 million for the year ended June 30, 2005 as compared to $121.0 million for the year ended June 30, 2004. The rate paid on savings and money market accounts increased five basis points to 1.16% for fiscal 2005 as compared to 1.11% for fiscal 2004. Consumers continue to move money out of certificates of deposit and into savings and money market accounts partially to maintain liquidity, but primarily due to the perceived slight difference in rate offered on certificates of deposits for the inconvenience of committing the funds for a fixed period of time. Greene County Commercial Bank, a limited-purpose subsidiary for collecting municipal deposits, opened in June 2004 and had $3.2 million in deposits at of June 30, 2004. Greene County Commercial Bank’s deposits grew by $8.0 million to $11.2 million at of June 30, 2005.

Interest expense paid on NOW accounts amounted to $102,000 for the year ended June 30, 2005 as compared to $90,000 for the year ended June 30, 2004. The average balance of demand and NOW accounts increased to $56.2 million for fiscal 2005 as compared to $46.9 million for fiscal 2004, an increase of $9.3 million. The rate paid on demand and NOW accounts fell only one basis point to 0.18% for fiscal 2005 as compared to 0.19% for fiscal 2004. Marketing efforts to attract retail customers to free-checking accounts using gift product offers continues to be successful and efforts to attract commercial accounts are also thriving.

Interest expense paid on certificates of deposit amounted to $1.2 million for the year ended June 30, 2005 as compared to $1.4 million for the year ended June 30, 2004, an decrease of $0.2 million. The average balance on certificates of deposit fell to $55.8 million for the period ended June 30, 2005 as compared to $59.9 million for the period ended June 30, 2004. The decline in average balance and rate paid on new or renewing certificates of deposit contributed to a decline in average rate of 19 basis points to 2.17% for fiscal 2005 as compared to 2.36% for fiscal 2004. As stated above, consumers continue to move funds to more liquid money market and savings accounts primarily due to the low interest rate environment.

Interest expense on borrowings amounted to $384,000 for fiscal 2005 as compared to $499,000 for fiscal 2004, as the average balance of borrowings decreased to $7.9 million from $10.5 million when comparing the years ended June 30, 2005 and 2004. The rate paid on such borrowings increased 11 basis points to 4.84% for fiscal 2005 as compared to 4.73% for fiscal 2004. The decline in fiscal 2005 is due to the maturity of $2.5 million of the borrowed funds September 2004, for which the Company was paying a rate of 6.82%. This borrowing was not replaced at maturity.

Provision for loan losses

The provision for loan losses for the year ended June 30, 2005 decreased to $71,000 as compared to $105,000 for the year ended June 30, 2004. Asset quality continued to be good with the ratio of nonperforming loans to total loans at 0.21% at June 30, 2005 and the allowance for loan loss to nonperforming loans at 354.82%. As a result of the net charge-offs of $76,000 and provisions for loan losses the balance of the allowance for loan loss remained consistent at $1.2 million at June 30, 2005 compared to June 30, 2004.

Noninterest income

Noninterest income amounted to $2.7 million for both the fiscal year ended June 30, 2005 and 2004. Income on service charges and other operating income both remained consistent at $1.7 million and $1.0 million respectively. Gains on the sale of real estate owned amounted to $19,500 for the year ended June 30, 2005 as compared to $1,500 for the year ended June 30, 2004. Gross gains on sale of securities amounted to $46,900 for the year ended June 30, 2004. There were no sales of securities during fiscal 2005. The decrease in gain on sale of investments was offset by growth in fees associated with debit cards, other E-commerce fees, as well as fees from services performed through Essex Corp’s “Investors Market Place”.

Noninterest expense

Noninterest expense amounted to $9.2 million for the year ended June 30, 2005 as compared to $8.5 million for the year ended June 30, 2004, an increase of $0.7 million or 8.2%. Salaries and employee benefits increased $688,000 between fiscal year ended June 30, 2005 and 2004. A portion of the increase in salaries was due to several new positions including an operations manager, marketing director, staff trainer and two additional IT staff. Retirement expense increased $99,000 and ESOP expense increased $17,000 between fiscal 2005 and 2004 also contributing to the overall increase in employee benefits. Occupancy expense increased $39,000 between fiscal year end June 30, 2005 and 2004 due to increased utility costs as well as the rental of office space in Hudson, NY utilized as a loan origination office. It is expected that this expense will increase in the next few years due to the relocation of the Cairo branch, which was completed in June 2005, and Coxsackie branch as well as some modernization being done in the Catskill branch. Equipment and furniture expense increased by $53,000 between fiscal year end 2005 and 2004 due to growth in depreciation expense associated with such assets. Service and data processing fees increased $60,000 primarily from charges associated with internet banking and processing of Visa transactions.. Office supplies expense increased by $5,000 between fiscal year end 2005 and 2004. The level of miscellaneous other expense decreased by $80,000 between June 30, 2005 and 2004. Included in this decrease was a loss on a sale of a security of $39,750 during fiscal 2004 when no security losses were recorded during fiscal 2005. Expenses, primarily legal fees, associated with the start up of the commercial bank amounted to $44,500 during the year ended June 30, 2004 while no such expenses were incurred during the year ended June 30, 2005. The majority of other expenses including advertising, auditing fees, legal expenses, training costs and postage expense were relatively consistent with the prior year.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the revenue generated for the given year and certain regulatory requirements. The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation. The effective rate for fiscal 2005 was 30.0% as compared to 29.6% the prior year.

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

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of mortgage-backed securities and debt securities. Purchases of mortgage-backed securities and debt securities totaled $23.5 million and $39.4 million for the years ended June 30, 2005 and 2004, respectively. These activities were funded primarily through deposit growth, and principal payments on loans, mortgage-backed securities and debt securities. Loan sales did not provide an additional source of liquidity during the years ended June 30, 2005 and 2004, as Greene County Bancorp, Inc. originates loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $9.5 million and $25.7 million for the years ended June 30, 2005 and 2004, respectively. The level of interest rates and products offered by local competitors are some factors affecting deposit flows. The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County. During fiscal year 2005, The Bank of Greene County’s maximum borrowing reached $10.0 million and minimum amounted to $7.5 million from the FHLB. The $7.5 million borrowing at June 30, 2005 was a combination of $2.5 million which matures in October 2005 and $5.0 million scheduled to mature October 24, 2013. The borrowing scheduled to mature in 2013 is convertible after October 24, 2005 if certain conditions are met, including three-month Libor at or above 7.5%.

Mortgage commitments totaled $4.8 million at June 30, 2005 and were comprised of $4.1 million in commitments to originate residential mortgages, and $0.7 million in commercial mortgages. Another $7.7 million in unused lines of credit, including $2.7 million in commercial lines of credit, $0.6 in overdraft lines of credit and $4.4 million in home equity lines of credit were outstanding at June 30, 2005. Loans-in-process amounted to $3.6 million as of June 30, 2005. Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments. Certificate of deposits scheduled to mature in one year or less from June 30, 2005, totaled $33.5 million. Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2005 and 2004, The Bank of Greene County and Company exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the financial statements. Shareholders’ equity represented 11.1% of total assets at June 30, 2005, as compared to 10.5% at June 30, 2004.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts. The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period. At June 30, 2005, cash and cash equivalents totaled $19.9 million, or 6.8% of total assets.

A summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2005 and 2004 is as follows:

	First	Second	Third	Fourth
(Dollars in thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2005
Loans receivable, net	$153,572	$154,735	$157,302	$164,291
Deposits	244,786	247,321	253,199	253,237

Interest income	$3,507	$3,515	$3,501	$3,561
Interest expense	812	794	796	856
Net interest income	2,695	2,721	2,705	2,705
Provisions of loan losses	44	27	--	--
Income before provision for income taxes	1,127	1,128	986	970
Net income	805	804	682	658
Earnings per common share - Basic[1]	0.20	0.20	0.17	0.16
Earnings per common share - Diluted[1]	0.19	0.19	0.16	0.16

FISCAL 2004
Loans receivable, net	$134,185	$140,627	$143,929	$148,937
Deposits	221,110	227,584	230,941	243,718

Interest income	$3,238	$3,363	$3,414	$3,320
Interest expense	869	857	819	806
Net interest income	2,369	2,506	2,595	2,514
Provisions of loan losses	45	---	30	30
Income before provision for income taxes	1,018	1,065	1,101	953
Net income	687	754	734	738
Earnings per common share - Basic[1]	0.17	0.19	0.18	0.18
Earnings per common share - Diluted[1]	$0.17	$0.18	$0.18	$0.18

1All share and per share information has been restated to give effect to the 2-for-1 stock split which was effective on May 31, 2005.

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Small-Cap Market under the symbol “GCBC”. All share and per share information for 2004 has been restated to give effect to the 2-for-1 stock split which was effective on May 31, 2005. As of August 24, 2005 Greene County Bancorp, Inc. had seven registered market makers, 567 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 4,129,906 shares outstanding. As of such date, Greene County Bancorp, MHC (the “Mutual Company”), Greene County Bancorp, Inc.’s mutual holding company, held 2,304,632 shares of common stock or 55.8% of total shares outstanding. Consequently, shareholders other than the Mutual Company held 1,825,274 shares.

The following table sets forth high, low, closing market price and dividend information of Greene County Bancorp, Inc. common stock during the quarterly periods indicated for the years ended June 30, 2005 and 2004. Closing price information is stated at the quarter end dates indicated. During the fiscal year ended June 30, 2005 and 2004, the Mutual Company waived its right to receive dividends. All share and per share information has been restated to give effect to the 2-for-1 stock split which was effective on May 31, 2005.

				Semi-Annual
				Cash Dividend
	High	Low	Close	Declared

June 30, 2005	$18.75	$16.50	$17.81	None
March 31, 2005	17.64	15.87	17.62	$0.22/share
December 31, 2004	16.50	14.80	16.48	None
September 30, 2004	16.45	15.00	15.86	$0.21/share

June 30, 2004	$17.70	$14.08	$16.09	None
March 31, 2004	17.75	16.66	17.39	$0.20/share
December 31, 2003	16.72	14.00	16.60	None
September 30, 2003	15.00	10.76	13.91	$0.18/share

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" SFAS 123(R) amends SFAS No. 123, "Accounting for Stock-Based Compensation", and APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS No.123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments. This statement is effective (1) for public companies qualifying as SEC small business issuers, as of the first interim period or fiscal year beginning after December 15, 2005, or (2) for all other public companies, as of the first interim period or fiscal year beginning after June 15, 2005, or (3) for all nonpublic entities, as of the first fiscal year beginning after December 15, 2005. Management does not believe the effect of SFAS 123(R) on the Company's financial statements to be material.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107). SAB 107 express views of the SEC staff regarding the application of Statement of Financial Accounting Standards Statement No. 123 (revised 2004), Share-Based Payment (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the staff’s view regarding the valuation of share-based payment arrangements for public companies.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements. Greene County Bancorp, Inc. desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in this Management’s Discussion and Analysis and elsewhere in this annual report, describe future plans or strategies and include Greene County Bancorp, Inc.’s expectations of future financial results. The words “believe,”“expect,”“anticipate,”“project,” and similar expressions identify forward-looking statements. Greene County Bancorp, Inc.’s ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors that could affect actual results include but are not limited to:
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Greene County Bancorp, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

July 29, 2005

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
As of June 30, 2005 and 2004

ASSETS	June 30, 2005	June 30, 2004
Cash and due from banks	$10,871,829	$12,928,596
Federal funds sold	9,059,377	8,489,142
Total cash and cash equivalents	19,931,206	21,417,738

Investment securities, at fair value	98,851,363	104,833,862
Federal Home Loan Bank stock, at cost	1,784,800	1,729,300

Loans	165,690,699	150,463,812
Less: Allowance for loan losses	(1,235,999)	(1,241,091)
Unearned origination fees and costs, net	(163,203)	(285,295)
Net loans receivable	164,291,497	148,937,426

Premises and equipment	7,795,631	5,335,287
Accrued interest receivable	1,572,830	1,553,272
Prepaid expenses and other assets	452,242	674,600
Other real estate owned	---	97,689
Total assets	$294,679,569	$284,579,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest bearing deposits	$37,590,756	$35,644,563
Interest bearing deposits	215,646,532	208,073,613
Total deposits	253,237,288	243,718,176

Borrowings from FHLB	7,500,000	10,000,000
Accrued expenses and other liabilities	1,189,782	1,035,186
Total liabilities	261,927,070	254,753,362

Shareholders’ equity
Preferred stock,
Authorized 1,000,000 at June 30, 2005 and 2004;	---	---
Common stock, par value $.10 per share;
Authorized: 12,000,000 at June 30, 2005 and 2004;
Issued: 4,305,670 at June 30, 2005 and 2004
Outstanding: 4,129,906 at June 30, 2005;
4,108,406 at June 30, 2004	430,567	215,284
Additional paid-in capital	10,128,980	10,151,621
Retained earnings	23,168,205	21,002,589
Accumulated other comprehensive income / (loss)	162,424	(183,422)
Less: Treasury stock, 175,764 at June 30, 2005;
197,264 at June 30, 2004; shares at cost	(941,694)	(1,056,906)
Unearned stock-based compensation	---	(39,319)
Unearned ESOP shares 51,202 at June 30, 2005;
66,076 at June 30, 2004; shares at cost	(195,983)	(264,035)
Total shareholders’ equity	32,752,499	29,825,812
Total liabilities and shareholders’ equity	$294,679,569	$284,579,174

All share and per share information has been restated to give effect to the 2-for-1 stock split which was effective on May 31, 2005.
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
For the Years Ended June 30, 2005 and 2004

	2005	2004
Interest income:
Loans	$10,061,423	$9,476,476
Investment securities	863,096	1,167,350
Mortgage-backed securities	2,004,304	1,891,209
Tax free securities	903,126	685,925
Interest bearing deposits and federal funds sold	251,740	115,263
Total interest income	14,083,689	13,336,223

Interest expense:
Interest on deposits	2,874,112	2,852,243
Interest on borrowings	383,642	498,836
Total interest expense	3,257,754	3,351,079

Net interest income	10,825,935	9,985,144

Less: Provision for loan losses	70,503	105,000

Net interest income after provision for loan losses	10,755,432	9,880,144

Noninterest income:
Service charges on deposit accounts	1,690,443	1,714,273
Other operating income	1,004,378	1,017,667
Total noninterest income	2,694,821	2,731,940

Noninterest expense:
Salaries and employee benefits	5,124,398	4,436,419
Occupancy expense	481,257	442,145
Equipment and furniture expense	617,001	563,549
Service and data processing fees	1,084,794	1,025,043
Office supplies	121,079	115,936
Other	1,811,110	1,890,971
Total noninterest expense	9,239,639	8,474,063

Income before provision for income taxes	4,210,614	4,138,021

Provision for income taxes:
Current	1,194,223	1,202,754
Deferred	67,677	21,946
Total provision for income taxes	1,261,900	1,224,700

Net income	$2,948,714	$2,913,321

Basic EPS[1]	$0.72	$0.72
Basic average shares outstanding[1]	4,123,223	4,024,670

Diluted EPS[1]	$0.70	$0.70
Diluted average shares outstanding[1]	4,216,203	4,134,614

Dividends per share[1]	$0.43	$0.38
1All share and per share information has been restated to give effect to the 2-for-1 stock split which was effective on May 31, 2005.
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
For the Years Ended June 30, 2005 and 2004

	2005	2004

Net income	$2,948,714	$2,913,321

Other comprehensive income/(loss):

Unrealized holding gain/(loss) arising during the years
ended June 30, 2005 and 2004, net of tax expense/(benefit)
of $220,649 and ($1,215,077), respectively.	345,846	(1,843,654)

Reclassification adjustment arising during the years
ended June 30, 2005 and 2004, net of tax expense
of zero and $2,775, respectively.	---	(4,353)

Total other comprehensive income/(loss)	345,846	(1,848,007)

Comprehensive income	$3,294,560	$1,065,314

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2005 and 2004

				Accumulated
		Additional		Other		Unearned	Unearned	Total
	Capital	Paid - In	Retained	Comprehensive	Treasury	Stock-based	ESOP	Shareholders’
	Stock	Capital	Earnings	Income	Stock	Stock	Shares	Equity

June 30, 2003	215,284	10,092,353	18,777,623	1,664,585	(1,192,535)	(96,941)	(335,504)	29,124,865

ESOP shares earned		151,158					71,469	222,627

MRP shares issued		(79,682)			79,682			---

Options exercised		(12,208)			55,947			43,739

Stock-based compensation earned						57,622		57,622

Dividends paid			(688,355)					(688,355)

Net income			2,913,321					2,913,321

Change in unrealized gain, net				(1,848,007)				(1,848,007)
Balance at
June 30, 2004	$215,284	$10,151,621	$21,002,589	($183,422)	($1,056,906)	($39,319)	($264,035)	$29,825,812

2-for-1 Stock Split	215,283	(215,283)						---

ESOP shares earned		178,235					68,052	246,287

MRP shares issued, net of tax benefit		9,829			72,896			82,725

Options exercised		4,578			42,316			46,894

Stock-based compensation earned						39,319		39,319

Dividends paid			(783,098)					(783,098)

Net income			2,948,714					2,948,714

Change in unrealized gain, net				345,846				345,846
Balance at	$430,567	$10,128,980	$23,168,205	$162,424	($941,694)	---	($195,983)	32,752,499
June 30, 2005
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2005 and 2004
	2005	2004
Cash flows from operating activities:
Net Income	$2,948,714	$2,913,321
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	574,317	513,795
Deferred income tax expense	67,677	21,946
Net amortization of premiums and discounts	1,604,394	1,424,332
Provision for loan losses	70,503	105,000
ESOP and other stock-based compensation earned	285,606	280,249
Net gain on sale of investments	--	(7,128)
Gain on sale of other real estate	(19,484)	(1,535)
Net (decrease) increase in accrued income taxes	(270,443)	19,234
Net (increase) decrease in accrued interest receivable	(88,283)	20,553
Net decrease (increase) in prepaid and other assets	194,941	(239,082)
Net increase in other liabilities	246,855	292,388
Net cash provided by operating activities	5,614,797	5,343,073

Cash flows from investing activities:
Proceeds from maturities of securities	14,246,841	10,638,028
Proceeds from sale of securities	--	2,742,273
Purchases of securities and other investments	(8,335,969)	(21,557,660)
Purchases of mortgage-backed securities	(15,173,717)	(17,850,770)
Principal payments on securities	749,201	2,562,159
Principal payments on mortgage-backed securities	13,471,469	13,618,545
Proceeds from sale of other real estate	117,173	56,660
Net increase in loans receivable	(15,424,574)	(16,930,041)
Purchases of premises and equipment	(3,034,661)	(1,151,429)
Net cash used by investing activities	(13,384,237)	(27,872,235)

Cash flows from financing activities:
(Payments to) borrowings from FHLB	(2,500,000)	2,000,000
Payment of cash dividend	(783,098)	(688,355)
Proceeds from issuance of stock options	46,894	43,739
Net increase in deposits	9,519,112	25,673,250
Net cash provided by financing activities	6,282,908	27,028,634

Net (decrease) increase in cash and cash equivalents	(1,486,532)	4,499,472

Cash and cash equivalents at beginning of period	21,417,738	16,918,266

Cash and cash equivalents at end of period	$19,931,206	$21,417,738

Cash paid during period for:
Interest	$3,271,265	$3,325,007
Income taxes	$1,352,441	$1,232,334
Non-cash investing activities:
Foreclosed loans transferred to other real estate	--	$97,689
Change in unrealized gain (loss) on securities	$566,495	($3,058,731)
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

Nature of Operations

The Bank of Greene County has six full service offices and an operations center located in its market area consisting of Greene County and southern Albany County, New York. In January 2005, it opened a loan origination office in the city of Hudson in Columbia County. The Bank of Greene County is primarily engaged in the business of attracting deposits from the general public in The Bank of Greene County’s market area, and investing such deposits, together with other sources of funds, in loans and investment securities.

Charter Conversion

In April 2001, Greene County Bancorp, Inc. converted from a Delaware corporation charter regulated by the New York Superintendent of Banks and the Board of Governors of the Federal Reserve System to a Federal corporation regulated by the Office of Thrift Supervision (the “OTS”). The mutual holding company (the “MHC”) of Greene County Bancorp, Inc. also converted from a state to federal charter in April 2001.

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

As a financial institution subsidiary of Greene County Bancorp, Inc. following the charter conversion, The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period. A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. At June 30, 2005, The Bank of Greene County maintained 79.2% of its portfolio assets in qualified thrift investments.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values. The amounts of interest bearing deposits included as cash equivalents at June 30, 2005 and 2004 were $11,292,000 and $11,710,000, respectively.

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

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for investment or subsequent issuance. From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors. Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan. On May 31, 2005, Greene County Bancorp, Inc. completed a 2-for-1 stock split. All share information has been restated to reflect this transaction. No purchases of treasury stock were made during fiscal 2005 or 2004. During fiscal year 2005, Greene County Bancorp, Inc. issued 21,500 shares of stock from treasury shares (7,900 due to options exercised under the 2000 Stock Option Plan and 13,600 vested under the 2000 Management Recognition and Retention Plan). During fiscal year 2004, Greene County Bancorp, Inc. issued 25,320 shares of stock from treasury shares (10,440 due to options exercised under the 2000 Stock Option Plan and 14,880 vested under the 2000 Management Recognition and Retention Plan. Consequently, the number of treasury shares held by Greene County Bancorp, Inc. at June 30, 2005 was 175,764.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. A valuation account was established during the fiscal year ended June 30, 2003, in connection with potential loss of a tax benefit associated with a capital loss for which certain limitations and time restrictions are relevant. This valuation allowance is evaluated annually, and amounted to $5,729 at June 30, 2005 and 2004.

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" SFAS 123(R) amends SFAS No. 123, "Accounting for Stock-Based Compensation", and APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS No.123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments. This statement is effective (1) for public companies qualifying as SEC small business issuers, as of the first interim period or fiscal year beginning after December 15, 2005, or (2) for all other public companies, as of the first interim period or fiscal year beginning after June 15, 2005, or (3) for all nonpublic entities, as of the first fiscal year beginning after December 15, 2005. The effect of SFAS 123(R) on the Company's financial statements will not be material.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107). SAB 107 express views of the SEC staff regarding the application of Statement of Financial Accounting Standards Statement No. 123 (revised 2004), Share-Based Payment (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the staff’s view regarding the valuation of share-based payment arrangements for public companies.

Note 2. Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was $2.0 million and $2.2 million at June 30, 2005 and 2004 respectively.

Note 3. Investment Securities

Securities available-for-sale at June 30, 2005, consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government agencies	$3,898,092	$9,026	$(18,482)	$3,888,636
State and political subdivisions	25,928,266	185,199	(27,008)	26,086,457
Mortgage-backed securities	62,086,650	464,969	(393,230)	62,158,389
Asset-backed securities	144,000	---	(325)	143,675
Corporate debt securities	5,013,059	43,211	---	5,056,270
Total debt securities	97,070,067	702,405	(439,045)	97,333,427
Other securities	1,515,246	2,690	---	1,517,936
Total securities available-for-sale	$98,585,313	$705,095	$(439,045)	$98,851,363

Securities available-for-sale at June 30, 2004, consisted of the following

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government agencies	$9,058,569	$52,491	$2,810	$9,108,250
State and political subdivisions	22,554,454	230,838	201,135	22,584,157
Mortgage-backed securities	61,891,864	212,157	929,717	61,174,304
Asset-backed securities	195,346	---	180	195,166
Corporate debt securities	10,042,474	336,641	---	10,379,115
Total debt securities	103,742,707	832,127	1,133,842	103,440,992
Other securities	1,391,600	1,270	---	1,392,870
Total securities available-for-sale	$105,134,307	$833,397	$1,133,842	$104,833,862

The following table shows investments’ fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss positions, at June 30, 2005.

	Less Than 12 Months		More Than 12 Months				Total
	Fair	Unrealized		Fair		Unrealized	Fair	Unrealized
	Value	Loss		Value		Losses	Value	Losses

U.S. Government agencies	$2,852,696	$18,482	$	---	$	---	$2,852,696	$18,482
State and political subdivisions	1,185,636	5,625		2,061,380		21,383	3,247,016	27,008
Mortgage-backed securities	5,118,176	43,881		24,367,712		301,185	29,485,888	345,066
Collateral mortgage obligations	2,527,500	30,061		3,042,500		18,103	5,570,000	48,164
Asset-backed securities	---	---		143,675		325	143,675	325
Total temporary impaired securities	$11,684,008	$98,049		$29,615,267		$340,996	$41,299,275	$439,045

Management does not believe any individual unrealized loss as of June 30, 2005 represents an “other-than-temporary” impairment. At June 30, 2005, there were 13 securities which have been in a continuous unrealized loss position for 12 months or less and 28 securities with a continuous unrealized loss position for more than 12 months. The unrealized losses reported for mortgage-backed securities related to securities issued by FHLMC, FNMA and GNMA. No securities comprising the temporarily impaired investments were individually significant and such impairments were generally considered to be a function of the current interest rate environment. Additionally, management has both the intent and ability to hold these securities for the time necessary to recover their amortized cost.

The estimated fair value of debt securities at June 30, 2005 by contractual maturity are shown below. Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After	After
	In	One Year	Five Years
	One Year	Through	Through	After
	Or Less	Five Years	Ten Years	Ten Years	Total

U.S. Government agencies	$ --	$ 1,985,010	$ 1,903,626	$ ---	$3,888,636
State and political subdivisions	2,838,030	9,539,760	9,895,810	3,812,857	26,086,457
Mortgage-backed securities	30,539	23,940,132	19,548,559	18,639,159	62,158,389
Asset-backed securities	---	---	---	143,675	143,675
Corporate debt securities	4,539,275	516,995	---	---	5,056,270
Total debt securities	$7,407,844	$35,981,897	$31,347,995	$22,595,691	97,333,427
Other securities	1,517,936	---	---	---	1,517,936
Total securities available-for-sale	$8,925,780	$35,981,897	$31,347,995	$22,595,691	$98,851,363
Weighted average yield	5.50%	3.04%	3.82%	3.92%	3.71%

During fiscal year 2005, there were no sales of available-for sale securities. During fiscal year 2004, the proceeds from sales of available-for-sale securities were approximately $2,742,000, the gross realized gains were $46,878, and gross realized losses were $39,750. As of June 30, 2005 securities worth $12,364,000 were pledged as collateral for deposits in excess of $100,000 of a local not-for-profit organization and various municipalities placing deposits with Greene County Commercial Bank. As of June 30, 2004 securities worth $3,956,000 were pledged as collateral for deposits in excess of $100,000 of a local not-for-profit organization. Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2005 or 2004.

Note 4. Loans

Major classifications of loans at June 30, 2005 and 2004 are summarized as follows:

	2005	2004
Real estate mortgage loans:
Residential	$123,938,800	$112,948,722
Commercial	18,077,434	14,814,954
Home equity loans	12,607,246	10,332,703
Commercial loans	6,859,624	7,822,413
Installment loans to individuals	3,465,743	3,987,641
Passbook loans to individuals	741,852	557,379
Total loans	$165,690,699	$150,463,812

At June 30, 2005 and 2004, loans to officers and directors were not significant.

Changes in the allowance for loan losses for the respective periods ended June 30 were as follows:

	2005	2004

Balance, beginning of year	$1,241,091	$1,163,825
Provision charged to expense	70,503	105,000
Loans charged off	(121,359)	(75,958)
Recoveries	45,764	48,224
Balance, at end of year	$1,235,999	$1,241,091

During fiscal years 2005 and 2004, The Bank of Greene County had no impaired loans. Accordingly, no specific valuation for impaired loans was recorded. Nonaccrual loans amounted to $348,000 at June 30, 2005 and $341,000 at June 30, 2004.

Note 5. Premises and Equipment

A summary of premises and equipment at June 30, 2005 and 2004, is as follows:

	2005	2004

Land	$1,174,503	$977,001
Building and improvements	6,331,734	4,223,819
Furniture and equipment	3,848,601	4,034,899
Less: accumulated depreciation	(3,559,207)	(3,900,432)
Total premises and equipment	$7,795,631	$5,335,287

During the fiscal year ended June 30, 2005 assets costing $915,500 and being fully depreciated, were disposed, no assets were disposed in 2004. Depreciation expense amounted to $574,000 and $514,000 for the fiscal years ended June 30, 2005 and 2004, respectively.

Note 6. Deposits

Major classifications of deposits at June 30, 2005 and 2004 are summarized as follows:

	2005	2004

Noninterest bearing checking	$37,590,756	$35,644,563
Interest bearing deposits:
Certificates of deposit	53,991,484	57,022,350
Savings accounts	97,759,213	96,949,659
Money market deposit accounts	40,765,952	33,867,383
NOW accounts	23,129,883	20,234,221
Total interest bearing deposits	215,646,532	208,073,613

Total deposits	$253,237,288	$243,718,176

The following indicates the amount of The Bank of Greene County’s certificates of deposit by time remaining to maturity as of June 30, 2005 and June 30, 2004.

(Dollars in thousands)	3months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

As of June 30, 2005
Certificates of deposit less than $100,000	$9,629	$9,012	$11,097	$17,024	$46,762
Certificates of deposit $100,000 or more	916	1,167	1,714	3,432	7,229
Total certificates of deposit	$10,545	$10,179	$12,811	$20,456	$53,991

As of June 30, 2004
Certificates of deposit less than $100,000	$10,486	$10,997	$12,665	$15,236	$49,384
Certificates of deposit $100,000 or more	1,967	1,336	1,632	2,703	7,638
Total certificates of deposit	$12,453	$12,333	$14,297	$17,939	$57,022

Note 7. Borrowings

At June 30, 2005, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $13,542,050 with the Federal Home Loan Bank. No amounts were outstanding on these lines at June 30, 2005. Interest on these lines is determined at the time of borrowing. In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates. The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.

At June 30, 2005, The Bank of Greene County had the following borrowings:

Amount	Rate	Maturity Date
$5,000,000	3.64% -Fixed two years, convertible thereafter	10/24/2013
2,500,000	6.80% -Fixed	10/04/2005
$7,500,000

At June 30, 2004, The Bank of Greene County had the following borrowings:

Amount	Rate	Maturity Date

$5,000,000	3.64% -Fixed two years, convertible thereafter	10/24/2013
2,500,000	6.82% -Fixed	09/02/2004
2,500,000	6.80% -Fixed	10/04/2005
$10,000,000

Note 8. Employee Benefits Plans

Defined Benefit Pension Plan
Substantially all Bank employees who have completed one year of service and attained the age of 21 are covered by a noncontributory, multi-employer, defined benefit pension plan. Under the plan, retirement benefits are primarily a function of both years of service and level of compensation. The Bank of Greene County recognized pension expense in the amount of $373,000 and $274,000 during fiscal year 2005 and 2004, respectively.

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan covering substantially all employees who have completed three months of service. The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 15% of their total compensation on a pre-tax basis. The Bank of Greene County matches 50% of the first six percent of employee contributions for employees who have completed one year of service. Company contributions associated with the plan amounted to $76,900 and $65,200 in fiscal 2005 and 2004, respectively.

ESOP
All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. Acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which is repayable annually with interest at the prime rate over ten years. Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation. Participant’s benefits become fully vested after five years of service. ESOP expense was $246,300 and $222,600 for the years ended June 30, 2005 and 2004, respectively. At June 30, 2005 and 2004, there were 51,202 and 66,076 shares unearned, respectively. At December 31, 2004 and December 31, 2003, the ESOP plan year-end, 14,874 and 15,630 shares were released for allocation, respectively.

Note 9. Stock-based Compensation Plans

Recognition and Retention Plan
On March 28, 2000, shareholders approved Greene County Bancorp, Inc. Recognition and Retention Plan (“Recognition Plan”), which authorized the Board Directors to award up to 90,948 shares (adjusted for 2-for-1 stock split effective May 31, 2005) of Common Stock. On March 28, 2000, the Board of Directors granted 90,800 shares under the Recognition Plan to members of management and nonemployee directors. The market value of the shares awarded at the grant date amounted to $357,525 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. The market value of the shares awarded has been recognized as compensation expense ratably over the 5-year vesting period. One fifth of each grant vests at the end of the year for five years. The first awards vested on March 28, 2001, and the final awards vested on March 28, 2005. During fiscal year 2005 and 2004, no shares were forfeited. Compensation expense in association with the Recognition Plan amounted to $39,300 and $57,600 for fiscal years 2005 and 2004.

Stock Option Plan
On March 28, 2000, shareholders approved Greene County Bancorp, Inc. 2000 Stock Option Plan (“Option Plan”), which authorized the Board of Directors to grant up to 181,898 shares (adjusted for 2-for-1 stock split effective May 31, 2005) of Common Stock. On March 28, 2000, the Board of Directors granted 181,880 options to buy stock under the Option Plan at an exercise price of $3.9375, the fair value of the stock on that date (adjusted for 2-for-1 stock split effective May 31, 2005). These options have a 10-year term and vest ratably over the 5-year vesting period. On March 19, 2002, the Board of Directors granted 12,000 options that were previously forfeited by a former employee. These options have an exercise price of $9.20, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter and term of 10 years. During fiscal year 2005, 7,900 options were exercised. During fiscal year 2004, 10,440 options were exercised. No shares were forfeited for fiscal 2005 or 2004.

The following table summarizes stock option activity.
	2005		2004
		Weighted average		Weighted average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	123,324	$4.43	133,764	$4.41
Shares granted	---	---	---	---
Exercised	(7,900)	$5.94	(10,440)	$4.19
Forfeited	---	---	---	---
Outstanding at year end	115,424	$4.33	123,324	$4.43
Exercisable at year end	113,624	$4.25	91,700	$4.32

The following table represents stock options outstanding and exercisable at June 30, 2005:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$3.9375	106,924	4.75	$3.9375	106,924	$3.9375
$9.20	8,500	6.75	$9.20	6,700	$9.20
$3.9375-$9.20	115,424	4.90	$4.33	113,624	$4.25

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

	2005			2004
	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
As reported	$2,948,714	$0.72	$0.70	$2,913,321	$0.72	$0.70
Deduct: Total stock-based Compensation expense (1)	27,125			34,747
Pro Forma	$2,921,589	$0.71	$0.69	$2,878,574	$0.72	$0.70
(1) Determined under fair value based method for all awards, net of related tax effects.

The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made as follows for fiscal year ended June 30, 2005. No options were granted during fiscal 2005.

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

Pro forma disclosures for Greene County Bancorp, Inc. for the years ended June 30, 2005 and 2004 utilized the estimated fair value of the options granted and were adjusted to reflect actual forfeitures and accelerated vesting for employees who retired during the 2005 or 2004 fiscal year.

Note 10. Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2005	$2,948,714

Basic EPS		4,123,223	$0.72
Diluted EPS		4,216,203	$0.70

Fiscal year ended
June 30, 2004
	$2,913,321
Basic EPS		4,024,670	$0.72
Diluted EPS		4,134,614	$0.70
All share and per share information has been restated to give effect to the 2-for-1 stock split which was effective on May 31, 2005.

Note 11. Income Taxes

The provision for income taxes consists of the following:

	2005	2004

Current:
Federal	$972,646	$1,024,026
State	221,577	178,728
Total current	1,194,223	1,202,754

Deferred	67,677	21,946

Total income tax expense	$1,261,900	$1,224,700

The Bank of Greene County’s effective tax rate differs from the federal statutory rate for fiscal years ended June 30:

	2005	2004

Tax based on federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	3.47	3.56
Tax-exempt income	(7.50)	(5.89)
Stock compensation	---	(2.53)
Other, net	---	0.46

Total income tax expense	29.97%	29.60%

The components of the deferred tax assets and liabilities at June 30 were as follows:

	2005	2004
Deferred tax assets:
Allowance for loan loss	479,591	483,405
Capital loss carryover	5,729	5,729
Other	6,744	9,477

Total deferred tax assets	492,064	498,611

Deferred tax liabilities:
Depreciation	285,402	285,556
FAS 115	103,627	(117,024)
Bond accretion	46,248	57,028
Loan costs	72,069	---
Other	---	8
Total deferred tax liabilities	507,346	267,314

Net deferred tax asset (liability)	(15,282)	273,043
Valuation allowance	(5,729)	(5,729)
Net deferred tax asset (liability)	($21,011)	$267,314

A portion of the change in the net deferred tax liability at June 30, 2005 and 2004 related to the unrealized gains and losses on securities available-for-sale. The related deferred tax expense of $220,649 for fiscal 2005 and deferred tax benefit of $1,215,077 for fiscal 2004 was recorded directly to shareholders’ equity.

Greene County Bancorp, Inc. has determined that it is more likely than not that a portion of the deferred tax asset for the capital loss carryover will not be realized. As such, a $5,729 valuation allowance was deemed necessary at June 30, 2005 and 2004.

Note 12. Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements. The Bank of Greene County’s loan commitments are as follows at June 30, 2005:

Commercial mortgage loan commitments	$ 650,000
Residential mortgage loan commitments	4,100,750
Unused portion of overdraft lines of credit	651,172
Unused portion of home equity lines of credit	4,356,358
Unused portion of commercial lines of credit	2,748,504

Total commitments	$12,506,784

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

Note 13. Operating Leases

The Bank of Greene County entered into an operating lease in connection with the opening of the Westerlo branch. The term of the lease began December 1, 2000 and expires on November 30, 2005. Under the current terms of the lease The Bank of Greene County is required to pay $800 per month. The Bank of Greene County has exercised its option to extend the term of the lease from December 1, 2005 to November 30, 2010. The renewal terms shall be the same except the monthly rental shall increase to $900 per month or $10,800 per annum. The Bank of Greene County has also entered into an operating lease in connection with the opening of a loan origination center in Hudson, New York. The term of the lease began November 1, 2004 and expires on October 31, 2006. Under the current terms of the lease The Bank of Greene County is required to pay $950 per month or $11,400 per annum. Operating lease expense totaled $17,300 and $9,600 for fiscal year 2005 and 2004 respectively.

Fiscal year end	Annual Lease Payments
2006	$21,700
2007	14,600
2008	10,800
2009	10,800
2010	10,800
Thereafter	4,500
Total payments	$73,200

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

The carrying amounts and estimated fair value of financial instruments as of June 30, 2005 and 2004 are as follows:

(Dollars in thousands)	June 30, 2005		June 30, 2004

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$19,931	$19,931	$21,418	$21,418
Investment securities	98,851	98,851	104,834	104,834
Federal Home Loan Bank stock	1,784	1,784	1,729	1,729
Net loans	164,291	164,100	148,937	147,967
Deposits	253,237	253,119	243,718	243,916
Federal Home Loan Bank borrowings	$7,500	$7,358	$10,000	$9,958

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

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of June 30, 2005, that The Bank of Greene County meets all capital adequacy requirements to which it is subject.

(Dollars in thousands)					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
	Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2005

Total capital (to risk weighted assets)	$29,238	20.5%	$11,415	8.0%	$14,269	10.0%
Tier 1 capital (to risk weighted assets)	28,001	19.6	5,707	4.0	8,561	6.0
Tier 1 capital (to average assets)	28,001	9.6	11,638	4.0	14,548	5.0

As of June 30, 2004

Total capital (to risk weighted assets)	$26,328	19.3%	$10,942	8.0%	$13,678	10.0%
Tier 1 capital (to risk weighted assets)	25,087	18.3	5,471	4.0	8,207	6.0
Tier 1 capital (to average assets)	25,087	9.1	11,067	4.0	13,834	5.0

Note 17. Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial positions and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2005 and 2004.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
As of June 30, 2005 and 2004

ASSETS	June 30, 2005	June 30, 2004
Cash and due from banks	$154,794	$697,522
Federal funds sold	1,341,384	800,000
Total cash and cash equivalents	1,496,178	1,497,522

Investment in subsidiary	28,110,032	24,811,710
State and political subdivision securities, at fair value	3,113,376	3,590,082
Accrued interest receivable	9,978	10,761
Prepaid expenses and other assets	91,477	7,500
Total assets	$32,821,041	$29,917,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	68,542	91,763
Total shareholders’ equity	32,752,499	29,825,812
Total liabilities and shareholders’ equity	$32,821,041	$29,917,575

Greene County Bancorp, Inc.
Condensed Statements of Income
For the Years Ended June 30, 2005 and 2004

	2005	2004
Income:
Equity in undistributed income of subsidiary	$2,913,218	$1,855,813
Dividend from subsidiary	--	1,000,000
Tax free securities	141,788	142,911
Interest bearing deposits and federal funds sold	18,598	9,220
Total income	3,073,604	3,007,944

Operating expenses:
Legal fees	36,650	28,011
Other	88,240	66,612
Total operating expenses	124,890	94,623

Net income	$2,948,714	$2,913,321

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
For the Years Ended June 30, 2005 and 2004
	2005	2004
Cash flows from operating activities:
Net Income	$2,948,714	$2,913,321
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiary	(2,913,218)	(1,855,813)
ESOP and other stock-based compensation	285,606	280,249
Net amortization of premiums	12,401	12,059
Net (increase) decrease in prepaid and other assets	(468)	317
Net (decrease)increase in other liabilities	1,825	(26,374)
Net cash provided by operating activities	334,860	1,323,759

Cash flow from investing activities:
Proceeds from maturities of securities	400,000	---
Net cash provided by investing activities	400,000	---

Cash flows from financing activities:
Payment of cash dividend	(783,098)	(688,355)
Proceeds from issuance of stock options	46,894	43,739
Net cash used by financing activities	(736,204)	(644,616)

Net increase (decrease) in cash and cash equivalents	(1,344)	679,143

Cash and cash equivalents at beginning of period	1,497,522	818,379

Cash and cash equivalents at end of period	$1,496,178	$1,497,522

Note 18. Subsequent events

The Board of Directors declared a semi-annual dividend of $0.22 per share of Greene County Bancorp, Inc.’s common stock. The dividend reflects an annual cash dividend rate of $0.44 per share, which represents an increase from the previous annual cash dividend rate of $0.43 per share. The dividend will be payable to stockholders of record as of August 15, 2005, and will be paid on September 1, 2005. It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 5:30 p.m. on October 26, 2005, at The Bank of Greene County’s main branch located at 425 Main Street in Catskill, New York.

Stock Listing
The NASDAQ Small-Cap Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Auditors
PricewaterhouseCoopers LLP
677 Broadway
Albany, New York 12207

Transfer Agent and Registrar
Computershare Trust Services
Golden, Colorado
303-262-0600

Annual Report on Form 10-KSB
A copy of Greene County Bancorp, Inc.’s Form 10-KSB for the fiscal year ended June 30, 2005, will be furnished without charge to shareholders upon written request to the

Secretary
Greene County Bancorp, Inc.
302 Main Street
Catskill, New York 12414

Branch locations
Catskill
Main & Church Streets
Catskill, NY 12414
Telephone: 518-943-3700
Fax: 518-943-3756

Cairo
230 Matthew Simons Road
Cairo, NY 12413
Telephone: 518-622-2662
Fax: 518-622-2663

Coxsackie
Route 385
Coxsackie, NY 12051
Telephone: 518-731-2731
Fax: 518-731-2733

Greenville
Route 32
Greenville, NY 12083
Telephone: 518-966-5200
Fax: 518-966-4581

Tannersville
6226 Main Street
Tannersville, NY 12485
Telephone: 518-589-0800
Fax: 518-589-5649

Westerlo
Routes 401 & 143
Westerlo, NY 12193
Telephone: 518-797-3934
Fax: 518-797-3871

Operations Center
302 Main Street
Catskill, NY 12414
Telephone: 518-943-2600
Fax: 518-943-4431

Loan Center
Proprietor’s Hall
21 North 7th Street
Hudson, NY 12534
Telephone: 518-697-3311
Fax: 518-697-3312

Board of Directors

Walter Ingalls
Chairman of the Board
Retired, former President of GNH Lumber Co.

J. Bruce Whittaker,
President and CEO

David Jenkins, DVM
Owner of Catskill Animal Hospital

Dennis O’Grady
Pharmacist, former owner of Mikhitarian Pharmacy

Arthur Place
Senior Partner of Arthur Place & Co., an accounting firm

Charles Schaefer
Co-owner of the law firm Deily and Schaefer

Paul Slutzky
General Manager of I. & O. A. Slutzky Construction Company

Martin Smith
Consultant to Main Bros. Oil Co., Inc.