Form 10KSB, Exhibit 13
period 2006-06-30
GREENE COUNTY BANCORP INC
filed 2006-09-28
CIK 1070524

2006 ANNUAL REPORT TO SHAREHOLDERS
GREENE COUNTY BANCORP, INC.

(Cover page)
ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and its subsidiary Greene County Commercial Bank. The Company’s consolidated assets as of June 30, 2006, were $307.6 million.

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

The Bank serves Greene, Albany and Columbia counties in New York State through an operations center in Catskill, and seven banking offices in Catskill, Cairo, Coxsackie, Greenville, Hudson, Tannersville and Westerlo. The Bank of Greene County will be opening another branch on Catskill’s west side, and two in Columbia County in the town of Greenport and outside the Village of Chatham. As part of its mission the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

(Inside)
At Home Wherever We do Business
The markets we serve are all places we call home. We know them well - their people and pastimes, peak and valleys their hidden possibilities. So when we choose to grow, our success is in large part determined by how well we develop and preserve these personal connections. Indeed they set our banking enterprise apart from the competition.

Greene County Bancorp, Inc. remains committed to creating value for shareholders and customers. Part of that obligation involves strengthening our presence at home, and part of it means making that home a little larger. New markets mean new opportunities… and existing ones remain rich with potential. We’re confident that if we stay true to both, we can build a brighter future for The Bank and its stakeholders.

At Home in Greene County
Part of our commitment to Greene County means making banking more pleasant and convenient. Our recently opened replacement branches in Cairo (June 2005) and Coxsackie (February 2006) were built not only to enhance our services but also help our customers feel right at home.

Kevin Berry has been our construction manager for the last 20 years. He helps us design our branches to complement the character of each community while incorporating the most up-to-date banking features. The new Cairo branch, built to resemble the old Cairo rail station, features an overhanging roof, historic photos and a vaulted ceiling reminiscent of a passenger waiting area. A barn-like design for the drive-up window in Coxsackie pays tribute to the historic river town’s agricultural industry. Inside the branch, a sitting area with a fireplace and bookshelves makes customers feel as though they’re in a cozy farmhouse.

Nobody likes driving all over to run errands. So we’re building a West Side Catskill office for folks who frequent that part of town. In addition to saving gas, shoppers and workers will appreciate the convenient location on the busy access road to the new Catskill Commons shopping area. The full-service branch is scheduled to open in February 2007 and will include 6 inside teller stations, 3 drive-up lanes, an ATM drive-up lane and a night drop.

Renovations are under way for our new operations center at 288 Main Street in Catskill, just a few doors down from The Bank’s headquarters. In the same spirit as our new branches, the façade of the operations center will restore the historic character of two buildings. Although the renovations involve joining the two structures together, they will appear separate from the outside. One will feature signage based on the 1930s car dealership it once housed, while the other reflects the Victorian style of its late 1800s origins.

The ongoing revitalization of Main Street also made visible progress last year. In 2002, The Bank eagerly jumped on board with the Hear of Catskill Association’s campaign to promote investment in this historic street. Our pledge of $2 million in low-interest loans has already attracted several new businesses to the area. The loans help provide space for small business owners, like Mary Distefano and Dana Wegner of the Mod Gourmet Café.

Main Street is becoming more colorful and exciting every day! But our involvement goes beyond finances in all the markets we serve. Our employees truly live the community spirit on which The Bank was founded. We support local businesses on a daily basis as their customers. We own homes here. Our children attend the schools. We know that relationships we build outside The Bank are just as important, if not more so, to the vitality of our communities.

At Home in New Markets
We’re always honored to welcome new communities to The Bank’s family. In November 2005, our loan office in the City of Hudson became a full-service branch. The branch’s expanded capabilities, coupled with its central location in Proprietor’s Hall, open the door to many exciting opportunities. Our presence has already spurred new relationships with several Hudson business owners.

As in Greene County, we strive to build strong foundations for lifelong relationships with customers in new markets. Understanding their situation helps us better serve them. When bank employee Bill Gerlach assisted Kenneth Polinskie and Donald McKinney with a home mortgage, he knew they had hopes of growing their business. So Bill recommended a mortgage that provided them with the extra capital they needed to modify their business strategy to successfully improve Kendon Antiques at 508 Warren Street in Hudson.

A few miles away in the Town of Greenport, The Bank will open another full-service branch in early 2007. Its central location in Fairview Plaza is expected to see a lot of traffic. Shoppers and commuters stopping for gas or their morning coffee will find this branch especially convenient.

Looking ahead to 2007, planning is in progress for a branch in the Town of Ghent. The Bank recently purchased property in this area just outside the Village of Chatham. We look forward to forming partnerships with this community and offering our trademark “at-home” experience to all new Chatham area customers.

FINANCIAL HIGHLIGHTS

	At and for the Fiscal Years Ended June 30,

(In thousands)	2006	2005	2004	2003	2002
Total assets	$307,565	$294,680	$284,579	$256,965	$220,158
Loans receivable, net	190,093	164,292	148,937	132,210	128,373
Securities available for sale	87,267	98,851	104,834	99,831	66,089
Deposits	268,250	253,237	243,718	218,045	183,714
Shareholders’ equity	33,581	32,753	29,826	29,125	26,401
Net interest income	10,688	10,826	9,985	8,722	7,463
Provision for loan losses	200	71	105	180	219
Total noninterest income	3,112	2,695	2,732	2,470	1,783
Total noninterest expense	10,528	9,239	8,474	7,817	6,774
Income tax provision	829	1,262	1,225	991	600
Net income	2,243	2,949	2,913	2,204	1,653

LETTER TO SHAREHOLDERS

President and CEO Bruce Whittaker looks back at fiscal 2006 and talks about plans for the future.

TO OUR SHAREHOLDERS
Despite the flat yield curve which began tightening about two years ago, and several one-time operating expenses incurred during the past year, we are able to report a respectable net income of $2.2 million for fiscal year 2006. While this number is approximately 24% less than the record $2.9 million reported for the previous year, we believe that, given the current interest rate environment and a variety of strategic one-time expenses, the results were satisfactory and, in fact, were superior to many of our peer financial institutions.

In the past two years the Federal Reserve Open Markets Committee has raised short term interest rates seventeen times and, at June 30, 2006, the target overnight Federal Funds Rate has been raised by 425 basis points from 1% to 5.25%. As shown in the accompanying chart, the 2-year Treasury note has gone from 2.68% at June 30, 2004 to 5.15% at June 30, 2006, an increase of 247 basis points, while during the same period the 10-year Treasury has increased only 56 basis points, moving from 4.58% to 5.14%.

Historically, the average interest rate spread between the 2-year and 10-year Treasury has been about 2.00%. The spread between the 2 and 10-year Treasuries was inverted at June 30, 2006, with the 2-year Treasury yielding 1 basis point more than the 10-year Treasury. This anomaly produces an environment in which financial institutions find it difficult to maintain their normal spread and margin. We anticipate, however, that the interest rate curve will eventually return to a more normal positive slope.

Despite this difficult interest rate environment, we were able to maintain an interest rate spread and margin of 3.76% and 3.85%, respectively, for the 2006 fiscal year, down slightly from the prior year’s 3.91% and 3.99%.

In order to better serve our existing customer base and to attract more new business, The Bank of Greene County incurred a variety of non-recurring expenses during the past fiscal year. While these expenses impacted the current year’s results, we believe that we are now much better situated to support our continually growing customer base.

In the second quarter we migrated to a new in-house core operating system (Open Solutions), leaving an outsourced provider which we had been using for more than 20 years. This resulted in one time de-conversion charges of approximately $135,000 plus additional overtime, travel, training and audit expenses. We believe that this new system will help us hold the line on our core computer expenses which previously were directly tied to the growth in number of accounts. It also allows us to offer enhanced products and services which were not available under the old system. We expect to see many years of service from this new system.

In the second quarter we also incurred some minor start up costs with the conversion our loan production office in the City of Hudson to a full service branch.

In the third quarter, we incurred extra operating expenses in connection with the completion of our larger Coxsackie branch facility and the transition from the old location. In the fourth quarter we incurred a loss of approximately $65,000 on the sale of our old Cairo office which was vacated in June, 2005, in a move to a new larger facility.

The last of the unusual items was a fourth quarter payment of $300,000, above the required minimum payment of $489,000, toward the unfunded liability of The Bank of Greene County’s defined-benefit pension plan. In connection with these payments, the Bank stopped enrolling new employees as of January 1, 2006, and froze the plan as of July 1, 2006. Currently, we expect to make required contributions to the plan for several years, but at a gradually reducing level.

As a result of the freeze on the defined benefit plan, The Bank of Greene County has increased its 401-K employer match as of July 1, 2006.

We have applied to the Office of Thrift Supervision to convert The Bank of Greene County from a New York thrift charter to a Federal thrift charter. This conversion will allow The Bank of Greene County to make larger capital investments in its wholly owned subsidiary, Greene County Commercial Bank, which opened for business in June, 2004. The additional capital contributions are needed to support the commercial bank’s larger than anticipated growth in assets. Formed for the sole purpose of accepting municipal deposits, the commercial bank’s line of products and services has been well received by local municipalities.

Interest income for fiscal 2006 increased by $0.7 million to $14.8 million, as compared to $14.1 million in fiscal 2005. At the same time, interest expense increased by $0.8 million to $4.1 million, up from 2005’s $3.3 million. This resulted in net interest income of $10.7 million for fiscal 2006, just a $0.1 million decrease as compared to fiscal 2005’s $10.8 million.

Non-interest income for fiscal 2006 was $3.1 million, a $0.4 million, or 14.8%, increase from the prior year’s $2.7 million. Most categories of fee income showed comfortable gains over the prior year.

We provided our processor, Transfirst, with more than $60 million in merchant credit card volume during fiscal 2006, and we were again named their number one bank relationship in New York State for calendar year 2005, and number 17 out of their 965 banking relationships in the country.

Visa® check card volume continues to show healthy gains in volume, as customers recognize the safety and convenience of using the card to make retail purchases. Our Visa® Extras reward program has generated additional customer interest, as has our unique in-house Customer Loyalty Program, which each month awards extra Visa® reward points based on the number of bank products and services used by participants.

Our non-deposit investment program continued to grow, as most of our branch platform staff became licensed in annuity and life insurance sales. Accounts under management in the program totaled more than $39 million at fiscal year end 2006, up from $24 million a year ago.

Increasing non-interest expense was the main reason for the decline in net income. The core computer conversion, branch opening, old branch sale, and extra defined-benefit payment accounted for a large share of the increase. Together with increases in salaries and other operating expenses, total non-interest expense for 2006 increased by $1.3 million to $10.5 million, up from the prior year’s $9.2 million.

Total assets of the company were $307.6 million at June 30, 2006, up by $12.9 million, or 4.4%, over the prior year’s $294.7 million.

Securities available for sale amounted to $87.3 million at June 30, 2006, a decline of $11.6 million from $98.9 million a year ago. The cash flow from pay-downs and maturities of securities was used to help fund the growth in the loan portfolio.

Lending continued its rapid growth of the past few years, with net outstanding loans amounting to $190.1 million at fiscal year end 2006, an increase of $25.8 million, or 15.7%, over the prior year end’s $164.3 million. At the same time, non-performing loans were at their lowest level in years, totaling about $7,000 at fiscal year end 2006.

On a consolidated basis, deposits increased by $15.1 million during the year, and totaled $268.3 million at fiscal year end 2006, a 6.0% increase over 2005’s $253.2 million. Most of the increase was attributable to our commercial bank subsidiary which saw its deposits grow by $14.5 million during 2006, and which totaled $25.7 million at June 30, 2006, compared to $11.2 million at June 30, 2005. The thrift’s deposits were essentially flat, with just a $0.6 million increase to $242.6 million at fiscal year end 2006, as compared to $242.0 million a year ago.

The thrift and commercial bank held a combine deposit market share in Greene County of 34.9% at June 30, 2005 (the latest figures available from the FDIC), up from the prior year’s 34.4%.

Current projects include construction of a branch office at the new Catskill Commons shopping plaza on Catskill’s “West Side”. The plaza will be anchored by a Lowe’s home improvement store (expected opening, November 2006), and a Super Wal-Mart (expected opening, February 2007). We also anticipate a February, 2007 opening for our West Side office. Although located just a mile from our existing downtown Catskill location, we believe that this new office will attract a substantial amount of new business.

We have also received regulatory approval for a full service office in the Fairview Plaza, located on Route 9, in the Town of Greenport, just outside the City of Hudson. This leased store front location should open by early 2007.

The last piece of our current branch expansion was the recent purchase of a parcel of land in the Town of Ghent, just outside the Village of Chatham in Columbia County. Plans are currently being developed for this property.

Most notably, we are nearing the completion of extensive renovations to the former Greene County Legislature and County Treasurer’s building, located three doors from our current administrative offices. Purchased by the Bank in April 2006, the late 1800’s three story building was originally a livery stable and, with a later two story addition, became an auto dealership prior to its purchase in the 1970’s by the County of Greene.

Upon completion of the renovations we will move our lending and deposit operations departments from the current administrative office building into the new 10,000 square foot location. This will give both departments additional room to service our growing lending and deposit business and allow our executive and administrative staffs to more efficiently provide services to the Bank.

We view the current expansion as being very similar to the undertaking that we completed a few years ago. At that time we opened offices in Greenville and Tannersville, purchased the current administrative building, and completed our initial public offering, all within a space of about three years. While the start up costs for these projects caused a temporary flattening of our earnings growth, all of the endeavors have proved to be very worthwhile. We expect no less from the current projects described above.

Cash dividends paid during the past fiscal year totaled $0.45 per share, up $0.02 or 4.6% from the $0.43 per share for fiscal 2005.

Continuing the work of The Bank of Greene County Charitable Foundation, which was formed in 1998, the Foundation’s Board of Directors approved the distribution of $67,500 to 50 non-profit organizations during the 2006 fiscal year. More than $275,000 has been distributed since the Foundation’s inception, and unaudited assets as of June 30, 2006 were $1.2 million. We are pleased that we have been able to support a wide variety of worthwhile organizations, all of whom were able to compound the effect of each grant through their volunteer work and other cash donations.

On behalf of the Company’s Board of Directors and the Bank’s staff, we thank all of our shareholders for their confidence in our Company. It is an exciting time for us, as we embark on the latest expansion of products, services and facilities. We pledge our best efforts to see that these new ventures match our past success.

GRAPH OF YIELD CURVE

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	At and for the Years Ended June 30,
(Dollars in thousands except per share)	2006	2005	2004
SELECTED FINANCIAL CONDITION DATA:
Total assets	$307,565	$294,680	$284,579
Loans receivable, net	190,093	164,292	148,937
Securities available-for-sale	87,267	98,851	104,834
Deposits	268,250	253,237	243,718
Shareholders' equity	33,581	32,753	29,826

AVERAGE BALANCES:
Total assets	296,539	289,674	269,122
Earning assets	277,322	271,556	254,059
Loans receivable, net	175,592	155,221	139,894
Securities available-for-sale	89,782	103,296	100,783
Deposits	255,388	246,838	227,782
Borrowings	5,655	7,932	10,542
Shareholders' equity	33,246	31,399	29,234

SELECTED OPERATIONS DATA:
Total interest income	14,825	14,084	13,336
Total interest expense	4,137	3,258	3,351
Net interest income	10,688	10,826	9,985
Provision for loan losses	200	71	105
Net interest income after provision for loan losses	10,488	10,755	9,880
Total noninterest income	3,112	2,695	2,732
Total noninterest expense	10,528	9,239	8,474
Income before taxes	3,072	4,211	4,138
Income tax provision	829	1,262	1,225
Net income	2,243	2,949	2,913

FINANCIAL RATIOS:
Return on average assets[1]	0.76%	1.02%	1.08%
Return on average shareholders’ equity[2]	6.75	9.39	9.97
Noninterest expenses to average total assets	3.55	3.19	3.15
Average interest earning assets to average interest bearing liabilities	106.24	106.59	106.60
Net interest rate spread[3]	3.76	3.91	3.84
Net interest margin[4]	3.85	3.99	3.93
Efficiency ratio[5]	76.29	68.34	66.64
Shareholders’ equity to total assets, at end of period	10.92	11.11	10.48
Average shareholders’ equity to average assets	11.21	10.84	10.86
Dividend payout ratio[6]	81.82	59.72	52.41
Actual dividends paid to net income[7]	36.70	26.56	23.63
Nonperforming assets to total assets, at end of period	0.00	0.12	0.15
Nonperforming loans to total loans, at end of period	0.00	0.21	0.23
Allowance for loan losses to non-performing loans	18,771.43	355.17	364.26
Allowance for loan losses to total loans receivable	0.69	0.75	0.82
Book value[8]	$8.17	$8.03	$7.38
Basic earnings per share	0.55	0.72	0.72
Diluted earnings per share	0.54	0.70	0.70
OTHER DATA:
Closing market price of common stock	$14.80	$17.81	$16.09
Number of full-service offices	7	6	6

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
6 The ratio of dividends per share divided by basic earnings per share. This calculation does not take into account the waiver of dividends by Greene County Bancorp, MHC.
7 The ratio of dividends paid divided by net income.
8 The ratio of shareholders’ equity divided by outstanding shares reduced by unearned ESOP shares.

                                                                        MANAGEMENT’S DISCUSSION AND ANALYSIS
                                                            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the holding company for The Bank of Greene County (the “Bank”) which is a community-based bank offering a variety of financial services to meet the needs of the communities it serves. The Bank of Greene County is a New York State-chartered savings bank. The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities. The Bank of Greene County currently operates seven full service branches, and an administration office in New York’s Greene, Columbia and southern Albany counties. In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities. GCCB is a subsidiary of The Bank of Greene County. Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Capital Market under the symbol “GCBC.” Greene County Bancorp, MHC is a mutual holding company that owns 55.6% of Greene County Bancorp, Inc.’s outstanding common stock.

Greene County Bancorp, Inc.’s results of operations, like many other financial institutions, depend primarily on its net interest income, which is the difference between the income earned on Greene County Bancorp, Inc.’s loan and securities portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations can also be affected by Greene County Bancorp, Inc.’s provision for loan losses, income and expense pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges. Noninterest expense consists principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect Greene County Bancorp, Inc. and its related parties.

Critical Accounting Policies

Greene County Bancorp, Inc.’s critical accounting policy relates to the allowance for loan losses. It is based on management’s estimation of an amount that is intended to absorb losses in the existing portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management’s estimate of probable credit losses and other factors that warrant recognition in providing for the allowance of loan losses. However, this evaluation involves a high degree of complexity and requires management to make subjective judgments that often require assumptions or estimates about highly uncertain matters. This critical accounting policy and its application are periodically reviewed with the Audit Committee and the Board of Directors.

Management of Credit Risk

Management considers credit risk to be an important risk factor affecting the financial condition and operating results of Greene County Bancorp, Inc. The potential for loss associated with this risk factor is managed through a combination of policies approved by Greene County Bancorp, Inc.’s Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower’s related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to the rating of loans, determination of when loans should be placed on a nonperforming status, and the factors that should be considered in establishing Greene County Bancorp, Inc.’s allowance for loan losses. Management also considers credit risk when evaluating potential and current holdings of securities. Credit risk is a critical component in evaluating corporate debt securities. Typically, we will not purchase a security below Standard & Poor’s “A-” rating and will consider selling a security if it falls into a lower category while in the securities portfolio. Greene County Bancorp, Inc. has purchased municipal securities as part of its strategy based on the fact such securities can offer a higher tax-equivalent yield than other similar investments.

Management of Interest Rate Risk

While Greene County Bancorp, Inc.’s loan portfolio, consisting primarily of mortgage loans collateralized by residential real property located in its market area, is subject to risks associated with the local economy, Greene County Bancorp, Inc.’s most significant form of market risk is interest rate risk because most of Greene County Bancorp, Inc.’s assets and liabilities are sensitive to changes in interest rates. Greene County Bancorp, Inc.’s assets consist primarily of residential mortgage loans, which have longer maturities than Greene County Bancorp, Inc.’s liabilities, which consist primarily of deposits. Greene County Bancorp, Inc. does not engage in any derivative-based hedging transactions, such as interest rate swaps and caps. Due to the complex nature and additional risk often associated with derivative hedging transactions it is Greene County Bancorp, Inc.’s policy to continue its strategy of mitigating interest rate risk through balance sheet composition. Greene County Bancorp, Inc.’s interest rate risk management program focuses primarily on evaluating and managing the composition of Greene County Bancorp, Inc.’s assets and liabilities in the context of various interest rate scenarios. Factors beyond management’s control, such as market interest rates and competition, also have an impact on interest income and interest expense.

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

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap.” An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2006, Greene County Bancorp, Inc.’s cumulative one-year and three-year gap positions, the difference between the amount of interest earning assets maturing or repricing within one year and three-years and interest bearing liabilities maturing or repricing within one year and three-years, as a percentage of total interest earning assets were positive 0.21% and negative 1.64%, respectively.

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

The following table presents Greene County Bancorp, Inc.’s net portfolio value (“NPV”). The NPV table indicates the market value of assets less the market value of liabilities at each specific rate shock environment. The net portfolio value can be viewed as the mark-to-market net worth of the balance sheet. These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions. The information set forth below is based on data that included all financial instruments as of June 30, 2006. Assumptions made by Greene County Bancorp, Inc. related to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios. Actual maturity dates were used for fixed rate loans and certificate accounts. Securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2006. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category, a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category. The noninterest bearing category does not use a decay assumption, and the 24 month FHLB advance rate was used as the discount rate. The NPV at “PAR” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and value of liabilities assuming no change in interest rates. The NPV for down 300 basis points has been excluded since it would not be meaningful, in the interest rate environment as of June 30, 2006. The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2006.

Changes in
Market interest rates		$Change	%Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio[1]	Change [2]

(In thousands)
+300 bp	$31,560	$(20,162)	-38.98%	11.38%	(564) bps
+200 bp	38,501	(13,221)	-25.56%	13.48%	(354) bps
+100 bp	45,273	(6,449)	-12.47%	15.37%	(165) bps
PAR	51,722	---	---%	17.02%	--- bps
-100 bp	57,900	6,178	11.94%	18.52%	150 bps
-200 bp	$61,831	$10,109	19.54%	19.32%	230 bps

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

Average Balance Sheet

The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2006 and 2005. For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates. No tax equivalent adjustments were made. Average balances were based on daily averages for the year ended June 30, 2006. For the year ended June 30, 2005, average balances were based on daily averages except for deposits which were based on weekly averages. Average loan balances include non-performing loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(In thousands)	2006	2006	2006	2005	2005	2005
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net[1]	$175,592	$11,396	6.49%	$155,221	$10,061	6.48%
Securities[2]	89,782	2,947	3.28	103,296	3,705	3.59
Federal funds	8,190	329	4.02	9,228	194	2.10
Interest bearing bank balances	2,640	93	3.52	2,068	58	2.80
FHLB stock	1,118	60	5.37	1,743	66	3.79
Total interest earning assets	$277,322	$14,825	5.34%	$271,556	$14,084	5.19%

Interest bearing liabilities:
Savings and money market deposits	$133,740	$2,030	1.52%	$134,801	$1,563	1.16%
Demand and NOW deposits	64,818	235	0.36	56,243	102	0.18
Certificates of deposit	56,830	1,644	2.89	55,794	1,209	2.17
Borrowings	5,655	228	4.03	7,932	384	4.84
Total interest bearing liabilities	$261,043	$4,137	1.58%	$254,770	$3,258	1.28%

Net interest income		$10,688			$10,826

Net interest rate spread			3.76%			3.91%

Net interest margin			3.85%			3.99%

Average interest earning assets to
average interest bearing liabilities	106.24%			106.59%

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

(In thousands)	2006 versus 2005			2005 versus 2004

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease )	Volume	Rate	(Decrease )
Loans receivable, net[1]	$1,319	$16	$1,335	$961	$(376)	$585
Securities[2]	(457)	(301)	(758)	125	(149)	(24)
Federal funds	(24)	159	135	(7)	109	102
Interest bearing bank balances	18	17	35	4	31	35
FHLB stock	(28)	22	(6)	4	46	50
Total interest earning assets	828	(87)	741	1,087	(339)	748

Interest bearing liabilities:
Savings deposits	(12)	479	467	155	61	216
Demand and NOW deposits	18	115	133	16	(4)	12
Certificates of deposit	23	412	435	(94)	(112)	(206)
Borrowings	(99)	(57)	(156)	(127)	12	(115)
Total interest bearing liabilities	(70)	949	879	(50)	(43)	(93)

Net interest income	$898	$(1,036)	$(138)	$1,137	$(296)	$841

1 Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table demonstrates, net interest income for the fiscal year ended June 30, 2006 has been impacted most significantly by the increase in rates paid on deposit accounts and was largely offset by the change in volume in regard to loans. Total interest expense increased $879,000 for the fiscal year ended June 30, 2006, resulting primarily from a 30 basis point increase in the overall rate paid on interest bearing liabilities from 1.28% to 1.58%. The average balance of certificates of deposit increased $1.0 million to $56.8 million for fiscal 2006 and the average rate increased 72 basis points. The average rate paid on savings accounts for fiscal 2006 increased 36 basis points which was partially offset by a $1.1 million decrease in average balance. The repayment of $2.5 million in borrowings from the FHLB caused a decrease in the average balance and the rate paid on borrowings when comparing fiscal year 2006 and 2005, partially offsetting the increase in interest expense on deposits. The negative impact of the rising rates paid on deposits was largely offset by the increased earnings resulting from the growth in the average balance of loans of $20.4 million to $175.6 million for the fiscal year ended June 30, 2006 as compared to $155.2 million for the fiscal year ended June 30, 2005. The average rate earned on such loans increased by one basis point to 6.49% for the fiscal year ended June 30, 2006 as compared to 6.48% for the fiscal year ended June 30, 2005. Also impacting net interest income was a decline of $13.5 million in the average balance of securities and a decline of 31 basis points in the yield on such securities.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2006 AND JUNE 30, 2005

Total assets amounted to $307.6 million at June 30, 2006 as compared to $294.7 million at June 30, 2005, an increase of $12.9 million, or 4.4%. The most significant growth occurred in net loans, which increased $25.8 million or 15.7% to $190.1 million at June 30, 2006. Net loans represented 61.8% of the asset composition at June 30, 2006 as compared to 55.8% at the prior fiscal year end. Deposit growth of $15.0 million and reductions in the securities portfolio of $11.6 million and cash and cash equivalents of $4.1 million helped fund the $25.8 million growth in net loans, net additions of premises and equipment of $3.0 million and a repayment of $2.5 million in borrowings during the fiscal year ended June 30, 2006. The new limited-purpose commercial bank subsidiary contributed most of the growth in deposits, attracting local municipal deposits of $14.4 million in fiscal 2006. Greene County Bancorp, Inc. attributed a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff. Marketing emphasis on attracting commercial deposit relationships as well as retail deposits, especially checking and lower-costing money market accounts, continue to be part of the Company’s strategic plan.

Cash and federal funds sold

Cash and due from banks increased to $12.2 million at June 30, 2006 from $10.9 million at June 30, 2005, an increase of $1.3 million or 11.9% as a result of daily fluctuations due to normal deposit account clearing activities and vault cash needs which are a function of customer cash needs. Federal funds sold decreased to $3.6 million at June 30, 2006 from $9.1 million at June 30, 2005, a decrease of $5.5 million or 60.4%. The level of federal funds sold is also a function of the daily account clearing needs and deposit levels, which can fluctuate significantly on a daily basis.

Securities

Securities, all of which are classified as available for sale, decreased to $87.3 million at June 30, 2006 from $98.9 million at June 30, 2005, a decrease of $11.6 million or 11.7%. As the table below demonstrates, the portfolio composition has shifted toward political and state subdivision securities and away from corporate debt securities.

Maturities of corporate securities amounted to $4.5 million during fiscal 2006. State and political subdivision securities purchases during fiscal 2006 amounted to $8.0 million. Greene County Commercial Bank also uses U.S. agency securities (including mortgage-backed securities) to meet certain pledged collateral requirements for municipal deposits in excess of the FDIC insurance coverage of $100,000. During the year ended June 30, 2005, the Bank invested $8.2 million in a nonstandard type of mortgage-backed security called “DUS” bonds. No DUS bonds were purchased during the year ended June 30, 2006. Total DUS bonds outstanding were $24.0 million at June 30, 2006. DUS bonds are nonstandard securities issued by Fannie Mae and Freddie Mac with underlying collateral in multi-family housing. They offer a yield maintenance provision, which helps protect the value of the investment in a declining or low interest rate environment. However, due to the yield maintenance provision, the Company paid a significant amount of premium when acquiring these investments. Further, these securities offer less interest rate sensitivity, especially in a declining rate environment. Mortgage-backed securities including “DUS” bonds accounted for $45.5 million of the $87.3 million of securities held in the Company’s securities portfolio. Mortgage-backed securities including “DUS” bonds accounted for $45.5 million of the $87.3 million of securities held in the Company’s securities portfolio. $32.4 million of the mortgage-backed securities mature in 10 years or less and $6.6 million of these securities are adjustable rate which helps to offset the interest rate sensitivity of longer term fixed rate loans such as residential mortgage loans.

During the fiscal year ended June 30, 2006, principal payments of $2.3 million for securities other than mortgage-backed securities and $16.3 million for mortgage-backed securities were received, partially offsetting purchases made during the fiscal year. Purchases of securities other than mortgage-backed securities amounted to $15.6 million during the fiscal year ended June 30, 2006. Purchases of mortgage-backed securities amounted to $2.0 million for the fiscal year ended June 30, 2006. Further offsetting the purchases were maturities and calls of securities amounting to $8.6 million during fiscal 2006. At June 30, 2006, net unrealized gains and losses amounted to a net loss of $1.2 million as compared to a net gain of $266,000 at June 30, 2005. In the judgment of management, none of the unrealized losses associated with marking to market the portfolio was the result of impairment, but rather were associated with the changing interest rate environment and were not considered to be other than temporary. As part of its Asset/Liability Management practice, management continually reviews the securities held for potential credit and adverse interest rate risk characteristics. A decision to sell may result from these reviews.

Greene County Bancorp, Inc. holds 34.3% of the securities portfolio at June 30, 2006, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates. Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

(In thousands)	Market value at June 30, 2006	Percentage of portfolio	Market value at June 30, 2005	Percentage of portfolio

U.S. government agencies	$10,990	12.6%	$3,889	3.9%
State and political subdivisions	29,939	34.3	26,086	26.4
Mortgage-backed securities	45,490	52.1	62,158	62.9
Asset-backed securities	93	0.1	144	0.2
Corporate debt securities	501	0.6	5,056	5.1
Total debt securities	87,013	99.7	97,333	98.5

Equity securities and other	254	0.3	1,518	1.5

Total available-for-sale securities	$87,267	100.0%	$98,851	100.0%

Federal Home Loan Bank Stock

Federal Home Loan Bank Stock amounted to $643,000 at June 30, 2006 and $1.8 million at June 30, 2005. The Federal Home Loan Bank of New York implemented a stock buy back program under its’ new capital plan initiated during the Company’s current fiscal year which resulted in a reduction in the level of stock held by the Company.

Loans

Total loans increased to $191.4 million at June 30, 2006 from $165.7 million at June 30, 2005, an increase of $25.7 million or 15.5%. New loans more than offset refinancing activities, which were significant during the early months of fiscal year 2005-2006 due to the historically low interest rate environment and in anticipation of rising interest rates.

The Bank of Greene County continued to have strong demand for the various loan products offered. Residential real estate loans increased $16.3 million, or 13.2%, between fiscal year end June 30, 2006 and 2005. The majority of the new loans were conventional fixed rate residential mortgages and construction loans. The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio. Consumers are willing to pay a slight premium for such service and consistency. Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loans. However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in commercial real estate mortgages, which have increased to $23.3 million at June 30, 2006 from $18.1 million at June 30, 2005, an increase of $5.2 million or 28.7%. Commercial loans not collateralized by real estate have increased to $7.4 million at June 30, 2006 as compared to $6.9 million at June 30, 2005. The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service. The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans continued to be a popular product in the current long-term low interest rate environment. Many consumers were using equity in their homes to collateralize what formerly may have fallen into a typical installment loan. Home equity loans increased $3.9 million to $16.5 million at June 30, 2006 as compared to $12.6 million at June 30, 2005. Installment loans decreased to $3.4 million at June 30, 2006 as compared to $3.5 million at June 30, 2005, a decrease of $82,000. Another factor affecting installment loans was the extremely low rate auto financing offered by automakers which has caused continued sluggish demand for auto loans typically classified as installment. Credit easily available through mass marketed credit cards has also contributed to the decrease in demand for installment credit.

As a result of the changes discussed above, residential real estate mortgages represented 73.3% and 74.8% of the portfolio at June 30, 2006 and 2005, respectively. The portfolio continued to shift more toward home equity loans, which are primarily adjustable rate, helping to lessen interest rate risk. The Bank of Greene County continued to use a conservative underwriting policy in regard to all loan originations.

(In thousands)	At June 30, 2006	Percentage of portfolio	At June 30, 2005	Percentage of portfolio

Real estate mortgages:
Residential (one- to four- family)	$140,253	73.3%	$123,939	74.8%
Commercial	23,284	12.2	18,077	10.9
Home equity loans	16,486	8.6	12,607	7.6
Commercial loans	7,390	3.8	6,860	4.1
Installment loans	3,384	1.8	3,466	2.1
Passbook loans	632	0.3	742	0.5
Total loans	$191,429	100.0%	$165,691	100.0%

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an allowance for loan loss. In addition, various regulatory agencies, as an integral part of their examination process, periodically review The Bank of Greene County’s allowance for loan losses and valuation of OREO. Such agencies may require The Bank of Greene County to recognize additions to the allowance based on their judgment about information available to them at the time of their examination. The allowance for loan losses is increased by a provision for loan losses (which results in a charge to expense) and recoveries of loans previously charged off and is reduced by net charge-offs.

Analysis of the Allowance for Loan Losses
(In thousands)	June 30, 2006	June 30, 2005
Balance at the beginning of the period	$1,236	$1,241
Charge-offs:
Commercial business loans	---	1
Home Equity loans	---	27
Installment loans to individuals	99	38
Overdraft protection accounts	88	56
Total loans charged off	187	122
Recoveries:
Home equity	---	---
Installment loans to individuals	30	22
Overdraft protection accounts	35	24
Total recoveries	65	46
Net charge-offs	122	76

Provisions charged to operations	200	71
Balance at the end of the period	$1,314	$1,236
Ratio of net charge-offs to average loans outstanding	0.07%	0.05%
Ratio of net charge-offs to average assets	0.04%	0.03%
Ratio of net charge-offs to nonperforming assets	1,742.86%	21.84%
Allowance for loan loss to nonperforming loans	18,771.43%	355.17%
Allowance for loan loss to gross loans	0.69%	0.75%

Nonaccrual loans and Nonperforming assets

Loans are reviewed on a regular basis. Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral. When a loan is determined to be impaired, the measurement of the loan impairment is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Management places loans on nonaccrual status once the loans have become 90 days or more delinquent. Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis. A loan does not have to be 90 days delinquent in order to be classified as nonperforming. Other real estate owned is considered nonperforming. The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2006 or 2005.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

(In thousands)	June 30, 2006	June 30, 2005
Nonaccrual loans:
Real estate mortgage loans
Residential mortgage loans (One-to-four family)	$3	$126
Commercial real estate	---	50
Home equity	---	96
Commercial loans	---	25
Installment loans to individuals	4	51
Total nonaccrual loans	7	348
Accruing loans delinquent 90 days or more	---	---
Other real estate owned	---	---
Total nonperforming assets	$7	$348

Total nonperforming assets as a percentage of total assets	0.00%	0.12%
Total nonperforming loans to total loans	0.00%	0.21%

Gross interest income of $1,000 and $12,000 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2006 and 2005, respectively. No interest income was recorded on nonaccrual loans more than 90 days delinquent during the fiscal years ended June 30, 2006 or 2005.

Other real estate owned

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned (“OREO”) until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses. Any subsequent write-down of OREO is charged against earnings. The Company had no OREO at June 30, 2006 or 2005.

Premises and equipment

Premises and equipment amounted to $10.8 million at June 30, 2006 as compared to $7.8 million at June 30, 2005, an increase of $3.0 million or 38.5%. Depreciation expense amounted to $827,000 and $574,000 for the fiscal years ended June 30, 2006 and 2005. The net increase was a result of the opening of a full service branch in Hudson, New York, the ongoing construction of several other new branch locations as well as the renovation of a building in Catskill, New York to be utilized by back-office operations. The increased depreciation expense is the result of the upgrade of the core data processing system in October 2005, as well as the relocation of the Cairo branch in June 2005 and the Coxsackie branch in February 2006. Customer reaction to these relocations has been positive.

Accrued interest receivable

At June 30, 2006, accrued interest receivable on loans and investments amounted to $1.7 million, compared to $1.6 million at June 30, 2005. The increase was due primarily to higher residential mortgage balances and tax exempt security balances and was offset by lower mortgage-backed security balances and lower yielding securities. Timing of interest payments can affect the level of accrued interest receivable.

Prepaid expenses and other assets

Prepaid expenses and other assets amounted to $1.2 million at June 30, 2006 as compared to $452,000 at June 30, 2005, an increase of $717,000. This increase was primarily due to an increase in net deferred tax assets. Insurance coverage, real estate taxes, software licensing and advertising costs that have been paid in advance of the coverage or service period are also recorded in this category. The expense related to these costs is amortized over the coverage or service period.

Deposits

Total deposits increased to $268.3 million at June 30, 2006 as compared to $253.2 million at June 30, 2005, an increase of $15.1 million or 6.0%. The Bank of Greene County and Greene County Commercial Bank continued to draw new and existing customers to its deposit products. The emphasis over the last several years has been to attract new deposits, particularly the core type deposits such as checking and savings rather than certificates of deposit. The focus of advertising and marketing efforts has been on commercial type accounts and retail deposits. The opening of the new limited-purpose commercial bank for purposes of servicing local municipalities has provided a new source of deposit growth. The campaign to attract new customers using free gift offers continues to be successful. Noninterest bearing deposits as a percentage of total deposits increased to 15.5% at June 30, 2006 as compared to 14.9% at June 30, 2005, an increase of $3.9 million or 10.4% to $41.5 million at June 30, 2006 as compared to $37.6 million at June 30, 2005. Savings accounts declined by $10.0 million to $87.8 million at June 30, 2006 as compared to $97.8 million at June 30, 2005. Money market accounts increased by $4.5 million, or 11.0%, to $45.3 million at June 30, 2006 as compared to $40.8 million at June 30, 2005.

(In thousands)	At June 30, 2006	Percentage of portfolio	At June 30, 2005	Percentage of portfolio

Noninterest bearing deposits	$41,503	15.5%	$37,591	14.9%
Certificates of deposit	61,370	22.9	53,991	21.3
Savings deposits	87,776	32.7	97,759	38.6
Money market deposits	45,348	16.9	40,766	16.1
NOW deposits	32,253	12.0	23,130	9.1
Total deposits	$268,250	100.0%	$253,237	100.0%

Borrowings from FHLB

Borrowings from FHLB amounted to $5.0 million at June 30, 2006 as compared to $7.5 million at June 30, 2005, a decrease of $2.5 million or 33.3%. The $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2006, is convertible by FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.5%. FHLB has the option to convert existing advances into replacement advances for the same or lesser principal amount based on the then current market rates. If the Bank chooses not to replace the funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

Accrued expenses and other liabilities

Accrued expense and other liabilities decreased $456,000, or 38.3%, to $734,000 at June 30, 2006 as compared to $1.2 million at June 30, 2005.

Shareholders’ equity

Shareholders’ equity increased to $33.6 million at June 30, 2006 compared to $32.8 million at June 30, 2005 primarily as a result of net income of $2.2 million partially offset by dividend payments amounting to $823,000 and a $910,000 unrealized loss, net of income taxes, in our available for sale securities portfolio. In addition, shareholders’ equity increased $242,000 as a result of ESOP shares earned and allocated during the fiscal year and $60,000 as a result of the issuance of 15,340 shares of common stock from treasury shares upon option exercises under the 2000 Stock Option Plan. No new stock-based compensation awards were granted during fiscal 2006.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2006 AND JUNE 30, 2005

Net interest income

Net interest income is a function of interest income and interest expense. Net interest income for the fiscal year ended June 30, 2006 amounted to $10.7 million as compared to $10.8 million for the fiscal year ended June 30, 2005, a decrease of $138,000, or 1.3%. As previously illustrated in the rate / volume and average balance sheet tables, the increase in the rates paid on deposits resulted in a net decline in net interest income partially offset by growth in most categories of average interest earning assets, particularly loans, and interest bearing liabilities, except savings deposits and borrowings. As a result of the increased rates paid on deposits, net interest spread declined fifteen basis points to 3.76% for the fiscal year ended June 30, 2006 as compared to 3.91% for the fiscal year ended June 30, 2005. Net interest margin decreased fourteen basis points to 3.85% for the fiscal year ended June 30, 2006 as compared to 3.99% for the fiscal year ended June 30, 2005.

Interest income

Interest income for the fiscal year ended June 30, 2006 amounted to $14.8 million as compared to $14.1 million for the fiscal year ended June 30, 2005, an increase of $741,000 or 5.3%. Interest income is derived from loans, securities and other interest earning assets. Total average interest earning assets increased to $277.3 million for fiscal 2006 as compared to $271.6 million for fiscal 2005, an increase of $5.7 million or 2.1%. The yield earned on such assets increased fifteen basis points to 5.34% for fiscal 2006 as compared to 5.19% for fiscal 2005. The growth in interest earning assets as well as the increase in yield caused interest income to increase $741,000 for fiscal 2006 over fiscal 2005.

Interest income earned on loans amounted to $11.4 million for the year ended June 30, 2006 as compared to $10.1 million for the year ended June 30, 2005. Average loans outstanding increased $20.4 million, or 13.1%, to $175.6 million for fiscal 2006 as compared to $155.2 million for fiscal 2005. The yield on such loans increased one basis point to 6.49% for fiscal 2006 as compared to 6.48% for fiscal 2005. As a result of the low long-term interest rate environment and the general perception that long-term interest rates will rise, a significant number of loans have been refinanced to lower rates.

Interest income earned on securities (excluding FHLB stock) decreased to $2.9 million for fiscal 2006 as compared to $3.7 million for fiscal 2005. The average balance of securities decreased $13.5 million, or 13.1%, to $89.8 million for the period ended June 30, 2006 as compared to $103.3 million for the period ended June 30, 2005. The average yield on such securities fell by 31 basis points to 3.28% for fiscal 2006 as compared to 3.59% for fiscal 2005. Principal payments on securities, including mortgage-backed securities, amounted to $18.6 million and maturities amounted to $8.6 million during fiscal 2006. These cash inflows often were reinvested in lower yielding securities due to the current interest rate environment resulting in the declining yield. Purchases of mortgage-backed securities amounted to $2.0 million and other securities purchases (including CMOs - collateralized mortgage obligations) amounted to $15.6 million during fiscal 2006. As a result of these purchases, the portfolio composition has shifted more toward mortgage-backed securities and state and political subdivision securities. No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the off-set expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds, and interest bearing deposits amounted to $422,000 for the year ended June 30, 2006 as compared to $252,000 for the year ended June 30, 2005, an increase of $170,000 or 67.5%. The primary factor that contributed to this increase was an increase in yield of 192 basis points on federal funds and 72 basis points on interest bearing bank balances. Interest earned on FHLB stock decreased to $60,000 for fiscal 2006 as compared to $66,000 for fiscal 2005, primarily as a result of the repurchase of shares of FHLB stock by the FHLB of New York.

Interest expense

Interest expense for the fiscal year ended June 30, 2006 amounted to $4.1 million as compared to $3.3 million for the fiscal year ended June 30, 2005, an increase of $0.8 million, or 24.2%. Interest expense included interest on deposits as well as borrowings. Total average interest bearing liabilities increased to $261.0 million for fiscal 2006 as compared to $254.8 million for fiscal 2005, an increase of $6.2 million, or 2.4%. The rate paid on such liabilities increased 30 basis points to 1.58% for fiscal 2006 as compared to 1.28% for fiscal 2005. This increase in rate paid as well as the growth in interest bearing liabilities resulted in an increase in interest expense of $879,000 for fiscal 2006 as compared to fiscal 2005.

Interest expense paid on savings and money market accounts amounted to $2.0 million for the year ended June 30, 2006 as compared to $1.6 million for the year ended June 30, 2005, an increase of $467,000, or 29.9%. The average balance of savings and money market accounts decreased by $1.1 million to $133.7 million for the year ended June 30, 2006 as compared to $134.8 million for the year ended June 30, 2005. The rate paid on savings and money market accounts increased 36 basis points to 1.52% for fiscal 2006 as compared to 1.16% for fiscal 2005. Consumers began to move money out of savings and money market accounts and into certificates of deposit due to the increases in market interest rates during fiscal 2006. Greene County Commercial Bank’s savings and money market deposits grew by $10.2 million to $21.5 million as of June 30, 2006.

Interest expense paid on demand and NOW accounts amounted to $235,000 for the year ended June 30, 2006 as compared to $102,000 for the year ended June 30, 2005. The average balance of demand and NOW accounts increased to $64.8 million for fiscal 2006 as compared to $56.2 million for fiscal 2005, an increase of $8.6 million. The rate paid on demand and NOW accounts increased 18 basis points to 0.36% for fiscal 2006 as compared to 0.18% for fiscal 2005. Marketing efforts to attract retail customers to free-checking accounts using gift product offers and efforts to attract commercial accounts are also succeeding. Greene County Commercial Bank’s NOW account deposits grew by $4.2 million as of June 30, 2006 from zero as of June 30, 2005.

Interest expense paid on certificates of deposit amounted to $1.6 million for the year ended June 30, 2006 as compared to $1.2 million for the year ended June 30, 2005, an increase of $435,000. The average balance on certificates of deposit increased to $56.8 million for the year ended June 30, 2006 as compared to $55.8 million for the year ended June 30, 2005. The higher rates paid on new or renewing certificates of deposit contributed to an increase in average rate paid of 72 basis points to 2.89% for fiscal 2006 as compared to 2.17% for fiscal 2005.

Interest expense on borrowings amounted to $228,000 for fiscal 2006 as compared to $384,000 for fiscal 2005, as the average balance of borrowings decreased to $5.7 million from $7.9 million when comparing the years ended June 30, 2006 and 2005. The rate paid on such borrowings decreased 81 basis points to 4.03% for fiscal 2006 as compared to 4.84% for fiscal 2005. The decline in both average balance and rate in fiscal 2006 was due to the maturity of $2.5 million of the borrowed funds in October 2005 for which the Company was paying a rate of 6.8%. This borrowing was not replaced at maturity.

Provision for loan losses

The provision for loan losses increased to $200,000 for the fiscal year and $100,000 for the quarter ended June 30, 2006 as compared to $71,000 for the year and no provision for the quarter ended June 30, 2005. Loan growth has contributed to the higher provision levels. Also, a charge-off for approximately $56,700 was taken in the quarter ended June 30, 2006. The historically low level of non-performing assets was partially the reason for the decision to lower the ratio of allowance for loan loss to net loans to 0.69% at June 30, 2006 as compared to 0.75% at June 30, 2005. Non-performing assets were about $7,000 as of June 30, 2006.

Noninterest income

Noninterest income amounted to $3.1 million for the fiscal year ended June 30, 2006 compared to $2.7 million for the fiscal year ended June 30, 2005. Income from service charges remained consistent for fiscal years 2006 and 2005 at $1.8 million and $1.7 million, respectively. Debit card fees increased to $510,000 in fiscal 2006 from $377,000 in fiscal 2005 due to higher levels of customer usage. The Company continues to grow other noninterest income, which increased to $823,000 in fiscal 2006 from $627,000 in fiscal 2005, from higher volumes of activity in E-commerce and services performed through Essex Corp’s “Investors MarketPlace,” an alternative investment resource.

Noninterest expense

Noninterest expense amounted to $10.5 million and $9.2 million for the year ended June 30, 2006 and 2005, respectively, an increase of $1.3 million, or 14.1%. The most significant items contributing to the overall increases in noninterest expense were higher salary and employee benefits. Salary and employee benefits amounted to $6.0 million and $5.1 million for the year ended June 30, 2006 and 2005, respectively, an increase of $841,000 or 16.4%. Additional staffing, including business development and marketing personnel, a Controller and several branch personnel contributed to the higher expense. Retirement expense associated with The Bank of Greene County’s defined benefit pension plan increased approximately $417,000 for the year ended June 30, 2006 as compared to 2005 as a result of more staff eligible to participate in the retirement plans, actual plan returns being lower than projected returns over the last several years and a $300,000 additional contribution made to the plan in June 2006. As stated in Note 8, “Employee Benefit Plans,” changes have been made to the Company’s Pension Plan and Contribution Plan in an effort to reduce retirement expenses in the future.

Occupancy and equipment and furniture expense amounted to $1.4 million and $1.1 million, for the years ended June 30, 2006 and 2005 respectively, an increase of $295,000 or 26.9%. The increases were the result of higher utility and insurance costs as well as increased depreciation expense associated with the relocated Cairo and Coxsackie branches, computer equipment upgrades and the implementation of the data processing system conversion that was completed in October 2005.

Service and data processing fees amounted to $981,000 and $1.1 million for the years ended June 30, 2006 and 2005, respectively, a decrease of $104,000 or 9.6%. This decrease was the result of the implementation of the new data processing system completed in October 2005. The Company no longer outsources the processing of the loan and deposit accounts.

Other noninterest expenses increased $245,000 or 13.5% to $2.1 million for the year ended June 30, 2006 as compared to $1.8 million in 2005. Expenses associated with the data processing system conversion such as training costs, computer supplies and licensing fees, and professional fees were the primary cause for this increase.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the revenue generated for the given year and certain regulatory requirements. The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation. The effective rate for fiscal 2006 was 27.0% as compared to 30.0% the prior year. The decrease in effective tax rate was largely due to the increased level of tax-exempt income.

LIQUIDITY AND CAPITAL RESOURCES

Greene County Bancorp, Inc.’s primary sources of funds are deposits and proceeds from principal and interest payments on loans and securities, as well as lines of credit and term borrowing facilities available through the Federal Home Loan Bank as needed. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, and borrowings are greatly influenced by general interest rates, economic conditions and competition.

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of securities. Purchases of securities totaled $17.5 million and $23.5 million for the years ended June 30, 2006 and 2005, respectively. These activities were funded primarily through deposit growth, and principal payments on loans and securities. Loan sales did not provide an additional source of liquidity during the years ended June 30, 2006 and 2005, as Greene County Bancorp, Inc. originates loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $15.0 million and $9.5 million for the years ended June 30, 2006 and 2005, respectively. The level of interest rates and products offered by local competitors are some factors affecting deposit flows. The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds. In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County. During fiscal year 2006, The Bank of Greene County’s maximum borrowing reached $7.5 million and minimum amounted to $5.0 million from the FHLB. The $5.0 million borrowing at June 30, 2006 consisted of one loan which matures in October 24, 2013, and is convertible to current rates if certain conditions are met, including three-month LIBOR at or above 7.5%.

Mortgage commitments totaled $5.2 million at June 30, 2006 and were comprised of $4.1 million in commitments to originate residential mortgages and $1.1 million in commercial mortgages. Another $14.3 million in unused lines of credit, including $3.1 million in commercial lines of credit, $5.9 million in overdraft lines of credit and premium overdraft privilege and $5.3 million in home equity lines of credit were outstanding at June 30, 2006. Loans-in-process amounted to $4.2 million as of June 30, 2006. Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments. Certificate of deposits scheduled to mature in one year or less from June 30, 2006, totaled $47.2 million. Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2006 and 2005, The Bank of Greene County and Greene County Commercial Bank exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the financial statements. Shareholders’ equity represented 10.9% of total consolidated assets at June 30, 2006, as compared to 11.1% at June 30, 2005.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts. The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period. At June 30, 2006, cash and cash equivalents totaled $15.9 million, or 5.2% of total assets.

A summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2006 and 2005 is as follows:

	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2006
Loans receivable, net	$168,485	$175,865	$182,756	$190,093
Deposits	249,696	256,031	259,929	268,250

Interest income	3,636	3,553	3,732	3,904
Interest expense	906	940	1,063	1,228
Net interest income	2,730	2,613	2,669	2,676
Provisions of loan losses	30	30	40	100
Income before provision for income taxes	937	725	789	621
Net income	656	527	574	486
Earnings per common share - Basic	0.16	0.13	0.14	0.12
Earnings per common share - Diluted	0.16	0.13	0.14	0.12

FISCAL 2005
Loans receivable, net	$153,572	$154,735	$157,302	$164,292
Deposits	244,786	247,321	253,199	253,237

Interest income	3,507	3,515	3,501	3,561
Interest expense	812	794	796	856
Net interest income	2,695	2,721	2,705	2,705
Provisions of loan losses	44	27	--	--
Income before provision for income taxes	1,127	1,128	986	970
Net income	805	804	682	658
Earnings per common share - Basic	0.20	0.20	0.17	0.16
Earnings per common share - Diluted	0.19	0.19	0.16	0.16

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Capital Market under the symbol “GCBC”. As of August 12, 2006 Greene County Bancorp, Inc. had seven registered market makers, 561 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 4,146,026 shares outstanding. As of such date, Greene County Bancorp, MHC (the “MHC”), Greene County Bancorp, Inc.’s mutual holding company, held 2,304,632 shares of common stock or 55.6% of total shares outstanding. Consequently, shareholders other than the Mutual Company held 1,841,394 shares.

The following table sets forth high, low, closing market price and dividend information of Greene County Bancorp, Inc. common stock during the quarterly periods indicated for the years ended June 30, 2006 and 2005. Closing price information is stated at the quarter end dates indicated. During the fiscal year ended June 30, 2006 and 2005, the MHC waived its right to receive dividends. All share and per share information for quarters prior to June 30, 2005 have been restated to give effect to the 2-for-1 stock split which was effective on May 31, 2005.

				Semi-Annual
				Cash Dividend
	High	Low	Close	Declared

June 30, 2006	$15.50	$14.30	$14.80	None
March 31, 2006	16.40	13.92	14.50	$0.23/share
December 31, 2005	19.00	13.84	15.10	None
September 30, 2005	19.00	17.35	18.89	$0.22/share

June 30, 2005	$18.75	$16.50	$17.81	None
March 31, 2005	17.64	15.87	17.62	$0.22/share
December 31, 2004	16.50	14.80	16.48	None
September 30, 2004	16.45	15.00	15.86	$0.21/share

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment." SFAS 123(R) amends SFAS No. 123, "Accounting for Stock-Based Compensation," and APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS No.123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that the employees provide service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method or may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.

The Company was required to adopt SFAS No. 123(R) on July 1, 2006. In February 2006, the FASB issued FASB Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” This position amends SFAS No. 123(R) to state that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet certain conditions in SFAS No. 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position shall be applied upon initial adoption of SFAS No. 123(R). Early application of SFAS No. 123(R) was encouraged, but not required.

The Company adopted SFAS No. 123(R) and FASB Staff Position No. FAS 123(R)-4 on July 1, 2006, using the modified prospective method. The effect of such adoption was not material to the Company’s consolidated financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.”  SFAS No. 155 amends SFAS Nos. 133 and 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments.  Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis.  SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.  The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning on July 1, 2007.  The Company does not believe the adoption of SFAS No. 155 will have any impact on the Company's financial position or results of operations.

 In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140.” SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Company will be July 1, 2007. The Company does not believe that the adoption of SFAS No. 156 will have any effect on its consolidated financial position or results of operations.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position only if the Company has determined, based on the technical merits of the tax position, that the tax position would more likely than not be sustained upon an examination by the appropriate taxing authority. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We do not believe that the adoption of FIN 48 will have a significant effect on consolidated financial position or results of operations.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Greene County Bancorp, Inc.

We have audited the accompanying consolidated statement of financial condition of Greene County Bancorp, Inc. and Subsidiaries (collectively the “Company”) as of June 30, 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of June 30, 2005, and for the year then ended, were audited by other auditors whose report, dated July 29, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and Subsidiaries as of June 30, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP
Beard Miller Company LLP
Pine Brook, New Jersey
August 8, 2006

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
 (Dollars in thousands, except share and per share amounts)
	June 30,
ASSETS	2006	2005
Cash and due from banks	$12,218	$10,872
Federal funds sold	3,634	9,059
Total cash and cash equivalents	15,852	19,931

Securities available for sale, at fair value	87,267	98,851
Federal Home Loan Bank stock, at cost	643	1,785

Loans	191,429	165,691
Less: Allowance for loan losses	(1,314)	(1,236)
Unearned origination fees and costs, net	(22)	(163)
Net loans receivable	190,093	164,292

Premises and equipment	10,805	7,796
Accrued interest receivable	1,736	1,573
Prepaid expenses and other assets	1,169	452
Total assets	$307,565	$294,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest bearing deposits	$41,503	$37,591
Interest bearing deposits	226,747	215,646
Total deposits	268,250	253,237

Borrowings from FHLB	5,000	7,500
Accrued expenses and other liabilities	734	1,190
Total liabilities	273,984	261,927

Shareholders’ equity
Preferred stock
Authorized 1,000,000 shares; Issued - None	---	---
Common stock, par value $.10 per share;
Authorized: 12,000,000 shares
Issued: 4,305,670 shares
Outstanding: 4,145,246 shares at June 30, 2006;
4,129,906 shares at June 30, 2005	431	431
Additional paid-in capital	10,300	10,129
Retained earnings	24,588	23,168
Accumulated other comprehensive income (loss)	(747)	163
Treasury stock, at cost: 160,424 shares at June 30, 2006;
175,764 shares at June 30, 2005	(860)	(942)
Unearned ESOP shares, at cost	(131)	(196)
Total shareholders’ equity	33,581	32,753
Total liabilities and shareholders’ equity	$307,565	$294,680

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
(In thousands, except share and per share amounts)
	Year Ended June 30,
	2006	2005
Interest income:
Loans	$11,396	$10,061
Investment securities - taxable	454	863
Mortgage-backed securities	1,525	2,005
Tax exempt securities	1,028	903
Interest bearing deposits and federal funds sold	422	252
Total interest income	14,825	14,084

Interest expense:
Interest on deposits	3,908	2,874
Interest on borrowings	229	384
Total interest expense	4,137	3,258

Net interest income	10,688	10,826

Less: Provision for loan losses	200	71

Net interest income after provision for loan losses	10,488	10,755

Noninterest income:
Service charges on deposit accounts	1,779	1,691
Debit card fees	510	377
Other operating income	823	627
Total noninterest income	3,112	2,695

Noninterest expense:
Salaries and employee benefits	5,965	5,124
Occupancy expense	613	481
Equipment and furniture expense	780	617
Service and data processing fees	981	1,085
Office supplies	133	121
Other	2,056	1,811
Total noninterest expense	10,528	9,239

Income before provision for income taxes	3,072	4,211

Provision for income taxes:
Current	891	1,194
Deferred	(62)	68
Total provision for income taxes	829	1,262

Net income	$2,243	$2,949

Basic EPS	$0.55	$0.72
Basic average shares outstanding	4,099,857	4,123,223

Diluted EPS	$0.54	$0.70
Diluted average shares outstanding	4,179,938	4,216,203

Dividends per share	$0.45	$0.43

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended June 30,
	2006	2005

Net income	$2,243	$2,949

Other comprehensive (loss) income:

Unrealized holding (loss) gain arising during the years
ended June 30, 2006 and 2005, net of tax (benefit) expense
of ($580) and $221, respectively.	(910)	346

Comprehensive income	$1,333	$3,295

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2006 and 2005
(In thousands)

				Accumulated
		Additional		Other		Unearned	Unearned	Total
	Common	Paid - In	Retained	Comprehensive	Treasury	Stock-based	ESOP	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Stock	Compensation	Shares	Equity
Balance at
June 30, 2004	$215	$10,152	$21,002	($183)	($1,057)	($39)	($264)	$29,826

2-for-1 Stock Split	216	(216)						---

ESOP shares earned		178					68	246

MRP shares issued		10			73			83

Options exercised		5			42			47

Stock-based compensation earned						39		39

Dividends declared			(783)					(783)

Net income			2,949					2,949

Unrealized gain on securities, net				346				346
Balance at
June 30, 2005	431	10,129	23,168	163	(942)	---	(196)	32,753

ESOP shares earned		177					65	242

Tax effect of options exercised		16						16

Options exercised		(22)			82			60

Dividends declared			(823)					(823)

Net income			2,243					2,243

Unrealized loss on securities, net				(910)				(910)
Balance at
June 30, 2006	$431	$10,300	$24,588	($747)	($860)	$---	($131)	$33,581

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended June 30,
	2006	2005
Cash flows from operating activities:
Net Income	$2,243	$2,949
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	827	574
Deferred income tax expense	(62)	68
Net amortization of premiums and discounts	1,574	1,604
Provision for loan losses	200	71
ESOP and other stock-based compensation earned	242	285
Net loss on sale of premises and equipment	66	--
Gain on sale of other real estate owned	--	(20)
Net increase (decrease) in accrued income taxes	75	(270)
Net increase in accrued interest receivable	(163)	(88)
Net (increase) decrease in prepaid expenses and other assets	(121)	194
Net (decrease) increase in other liabilities	(469)	247
Net cash provided by operating activities	4,412	5,614

Cash flows from investing activities:
Proceeds from maturities of securities	8,579	14,247
Purchases of securities and other investments	(15,473)	(8,336)
Purchases of mortgage-backed securities	(1,991)	(15,119)
Net (purchase) redemption of Federal Home Loan Bank Stock	1,142	(55)
Principal payments on securities	1,073	749
Principal payments on mortgage-backed securities	16,332	13,471
Proceeds from sale of other real estate	---	117
Proceeds from sale of premises and equipment	262	---
Net increase in loans receivable	(26,001)	(15,424)
Purchases of premises and equipment	(4,164)	(3,034)
Net cash used by investing activities	(20,241)	(13,384)

Cash flows from financing activities:
Repayments on borrowings from FHLB	(2,500)	(2,500)
Payment of cash dividend	(823)	(783)
Proceeds from stock options exercised	60	47
Net increase in deposits	15,013	9,519
Net cash provided by financing activities	11,750	6,283

Net (decrease) in cash and cash equivalents	(4,079)	(1,487)

Cash and cash equivalents at beginning of period	19,931	21,418

Cash and cash equivalents at end of period	$15,852	$19,931

Cash paid during period for:
Interest	$4,130	$3,271
Income taxes	$754	$1,352
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the “Company”) and its subsidiaries, The Bank of Greene County (the “Bank”) and Greene County Commercial Bank. All material inter-company accounts and transactions have been eliminated. Amounts in the prior year’s consolidated financial statements have been reclassified whenever necessary to conform to the current year’s presentation. These reclassifications had no effect on net income or shareholders’ equity as previously reported. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

Nature of Operations

Greene County Bancorp, Inc.’s primary business is the ownership and operation of its subsidiaries. The Bank of Greene County has seven full-service offices and an operations center located in its market area consisting of Greene County, Columbia County and southern Albany County, New York. The Bank of Greene County is primarily engaged in the business of attracting deposits from the general public in The Bank of Greene County’s market area, and investing such deposits, together with other sources of funds, in loans and investment securities. Greene County Commercial Bank’s primary business is to attract deposits from and provide banking services to local municipalities.

Charter

Greene County Bancorp, Inc. is a Federal corporation regulated by the Office of Thrift Supervision (the “OTS”). The mutual holding company (the “MHC”) of Greene County Bancorp, Inc. is also federally chartered.

The Federal Charter permits the MHC to waive the receipt of dividends paid by Greene County Bancorp, Inc. without causing dilution to the ownership interest of Greene County Bancorp, Inc.’s minority stockholders in the event of a conversion of the MHC to stock form. The waiving of dividends will increase Company resources available for stock repurchases, payment of dividends to minority stockholders, and investments.

The Bank of Greene County applied to the Office of Thrift Supervision to convert from a New York thrift charter to a Federal thrift charter. The conversion will allow The Bank of Greene County to make a larger capital investment in its wholly owned subsidiary, Greene County Commercial Bank. The additional capital contributions are needed to support the commercial bank’s larger than anticipated growth in assets. Management expects to receive approval in the near future.

As a financial institution subsidiary of Greene County Bancorp, Inc., The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period. A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. At June 30, 2006, The Bank of Greene County maintained 80.1% of its portfolio assets in qualified thrift investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the assessment of other-than temporary security impairment.

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses (the “Allowance”) may be necessary based on changes in economic conditions, asset quality or other factors. In addition, various regulatory authorities, as an integral part of their examination process, periodically review our Allowance. Such authorities may require us to recognize additions to the Allowance based on their judgments of information available to them at the time of their examination.

Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold. The amounts of interest bearing deposits included as cash equivalents at June 30, 2006 and 2005 were $7,108,000 and $11,292,000, respectively.

Securities

Greene County Bancorp, Inc. has classified its investments in debt and equity securities as available for sale. Available for sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders’ equity, net of applicable income taxes.

Realized gains or losses on security transactions are reported in earnings and computed using the specific identification cost basis. Fair values of securities are based on quoted market prices, where available. Amortization of bond premiums and accretion of bond discounts are amortized over the expected life of the securities using the interest method. Any security for which there has been an other than temporary impairment of value is written down to estimated market value as a realized loss.

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

Allowance for Loan Losses

The allowance for loan losses is maintained by a provision for loan losses charged to expense, reduced by net charge-offs and increased by recoveries of loans previously charged off. The level of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The Bank of Greene County considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are evaluated for impairment collectively based on historical loss experience. Commercial mortgage and business loans are viewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements. The measurement of impaired loans is generally based on the fair value of the underlying collateral.

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

Other Real Estate Owned (OREO)

OREO consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans. OREO is initially recorded at fair value (less estimated costs to sell) at the date the collateral is acquired and any difference is charged to the Allowance for loan loss at this time. Subsequently, management reviews the value of such collateral and write-downs, if any, are charged to expense. All expenses and income related to OREO are included in results of operations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using principally the straight-line method over the estimated useful lives of the related assets (39 years for building and improvements, 3-8 years for furniture and equipment). Maintenance and repairs are typically charged to expense when incurred. Gains and losses from sales or other dispositions of depreciable property are included in results of operations.

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for investment or subsequent issuance. From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors. Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan. No purchases of treasury stock were made during fiscal 2006 or 2005.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula. The stock is carried a cost.

Advertising

Greene County Bancorp, Inc. follows a policy of charging the costs of advertising to expense as incurred. Advertising costs included in other operating expenses were $130,000 and $129,000 for the years ended June 30, 2006 and 2005, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolodated from us, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, we have entered into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are reported at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. A valuation account was established in connection with potential loss of a tax benefit associated with a capital loss for which certain limitations and time restrictions are relevant. This valuation allowance is evaluated annually.

Earnings Per Share (EPS)

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment." SFAS 123(R) amends SFAS No. 123, "Accounting for Stock-Based Compensation," and APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS No.123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that the employees provide service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method or may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.

The Company was required to adopt SFAS No. 123(R) on July 1, 2006. In February 2006, the FASB issued FASB Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” This position amends SFAS No. 123(R) to state that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet certain conditions in SFAS No. 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position shall be applied upon initial adoption of SFAS No. 123(R). Early application of SFAS No. 123(R) was encouraged, but not required.

The Company adopted SFAS No. 123(R) and FASB Staff Position No. FAS 123(R)-4 on July 1, 2006, using the modified prospective method. The effect of such adoption was not material to the Company’s consolidated financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.”  SFAS No. 155 amends SFAS Nos. 133 and 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments.  Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis.  SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.  The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning on July 1, 2007.  The Company does not believe the adoption of SFAS No. 155 will have any impact on the Company's financial position or results of operations.

 In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140.” SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Company will be July 1, 2007. The Company does not believe that the adoption of SFAS No. 156 will have any effect on its consolidated financial position or results of operations.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position only if the Company has determined, based on the technical merits of the tax position, that the tax position would more likely than not be sustained upon an examination by the appropriate taxing authority. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We do not believe that the adoption of FIN 48 will have a significant effect on consolidated financial position or results of operations.

Note 2. Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was $3.4 million and $2.0 million at June 30, 2006 and 2005, respectively.

Note 3. Securities

Securities available-for-sale at June 30, 2006, consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
U.S. Government agencies	$11,138	$4	$(152)	$10,990
State and political subdivisions	30,284	23	(368)	29,939
Mortgage-backed securities	46,224	71	(805)	45,490
Asset-backed securities	94	---	(1)	93
Corporate debt securities	501	---	---	501
Total debt securities	88,241	98	(1,326)	87,013
Other securities	250	4	---	254
Total securities available-for-sale	$88,491	$102	$(1,326)	$87,267

Securities available-for-sale at June 30, 2005, consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
U.S. Government agencies	$3,898	$9	$(18)	$3,889
State and political subdivisions	25,928	185	(27)	26,086
Mortgage-backed securities	62,086	465	(393)	62,158
Asset-backed securities	145	---	(1)	144
Corporate debt securities	5,013	43	---	5,056
Total debt securities	97,070	702	(439)	97,333
Other securities	1,515	3	---	1,518
Total securities available-for-sale	$98,585	$705	$(439)	$98,851

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2006.

	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(in thousands)
U.S. Government agencies	$6,503	$47	$2,581	$105	$9,084	$152
State and political subdivisions	10,532	249	2,998	119	13,530	368
Mortgage-backed securities	16,818	251	20,522	554	37,340	805
Asset-backed securities	---	---	93	1	93	1
Total temporary impaired securities	$33,853	$547	$26,194	$779	$60,047	$1,326

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2005.

	Less Than 12 Months		More Than 12 Months				Total
	Fair	Unrealized		Fair		Unrealized	Fair	Unrealized
	Value	Losses		Value		Losses	Value	Losses
(In thousands)
U.S. Government agencies	$2,853	$18	$	---	$	---	$2,853	$18
State and political subdivisions	1,186	6		2,061		21	3,247	27
Mortgage-backed securities	7,646	74		27,410		319	35,056	393
Asset-backed securities	---	---		144		1	144	1
Total temporary impaired securities	$11,685	$98		$29,615		$341	$41,300	$439

Management does not believe any individual unrealized loss as of June 30, 2006 represented an “other-than-temporary” impairment. At June 30, 2006, there were 94 securities which have been in a continuous unrealized loss position for 12 months or less and 35 securities with a continuous unrealized loss position of more than 12 months. At June 30, 2005, there were 13 securities which have been in a continuous unrealized loss position for 12 months or less and 28 securities with a continuous unrealized loss position for more than 12 months. The unrealized losses reported for mortgage-backed securities related to securities issued by FHLMC, FNMA and GNMA. No securities comprising the temporarily impaired securities were individually significant and such impairments were generally considered to be a function of the current interest rate environment. Additionally, management has both the intent and ability to hold these securities for the time necessary to recover their amortized cost.

The estimated fair value of debt securities at June 30, 2006, by contractual maturity are shown below. Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After	After
	In	One Year	Five Years
	One Year	Through	Through	After
	Or Less	Five Years	Ten Years	Ten Years	Total
(In thousands)
U.S. Government agencies	$997	$7,019	$2,974	$--	$10,990
State and political subdivisions	4,611	12,541	9,237	3,550	29,939
Mortgage-backed securities	137	16,895	15,342	13,116	45,490
Asset-backed securities	---	---	---	93	93
Corporate debt securities	501	---	---	---	501
Total debt securities	$6,246	$36,455	$27,553	$16,759	87,013
Other securities	254	---	---	---	254
Total securities available-for-sale	$6,500	$36,455	$27,553	$16,759	$87,267
Weighted average yield	4.19%	3.13%	4.07%	4.30%	3.73%

During fiscal year 2006 and 2005, there were no sales of available-for-sale securities. As of June 30, 2006 and 2005, securities with an aggregate fair value of $27.3 million and $12.4 million, respectively, were pledged as collateral for deposits in excess of $100,000 for various municipalities placing deposits with Greene County Commercial Bank. Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2006 or 2005.

Note 4. Loans

Major classifications of loans at June 30, 2006 and 2005 are summarized as follows:

(In thousands)	2006	2005
Real estate mortgage loans:
Residential	$140,253	$123,939
Commercial	23,284	18,077
Home equity loans	16,486	12,607
Commercial loans	7,390	6,860
Installment loans to individuals	3,384	3,466
Passbook loans to individuals	632	742
Total loans	$191,429	$165,691

At June 30, 2006 and 2005, loans to officers and directors were not significant. At June 30, 2006 and 2005, construction and land loans, which are included above in real estate mortgage loans, amounted to $8.7 million and $5.3 million, respectively.

Changes in the allowance for loan losses for the respective periods ended June 30 were as follows:

(In thousands)	2006	2005

Balance, beginning of year	$1,236	$1,241
Provision charged to expense	200	71
Loans charged off	(187)	(122)
Recoveries	65	46
Balance at end of year	$1,314	$1,236

During fiscal years 2006 and 2005, The Bank of Greene County had no impaired loans. Accordingly, no specific valuation allowance for impaired loans was recorded. Nonaccrual loans amounted to $7,000 and $348,000 at June 30, 2006 and 2005, respectively. Interest income related to nonaccrual loans was not material in fiscal years 2006 and 2005.

Note 5. Premises and Equipment

A summary of premises and equipment at June 30, 2006 and 2005, is as follows:

(In thousands)	2006	2005

Land	$1,875	$1,175
Building and improvements	8,773	6,332
Furniture and equipment	4,325	3,848
Less: accumulated depreciation	(4,168)	(3,559)
Total premises and equipment	$10,805	$7,796

Note 6. Deposits

Major classifications of deposits at June 30, 2006 and 2005, are summarized as follows:

(In thousands)	2006	2005

Noninterest bearing checking	$41,503	$37,591
Interest bearing deposits:
Certificates of deposit	61,370	53,991
Savings deposits	87,776	97,759
Money market deposits	45,348	40,766
NOW deposits	32,253	23,130
Total interest bearing deposits	226,747	215,646

Total deposits	$268,250	$253,237

The following indicates the amount of certificates of deposit by time remaining to maturity as of June 30, 2006 and 2005.

(In thousands)	3 months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

As of June 30, 2006:
Certificates of deposit less than $100,000	$9,345	$12,287	$17,462	$11,660	$50,754
Certificates of deposit $100,000 or more	4,040	1,428	2,659	2,489	10,616
Total certificates of deposit	$13,385	$13,715	$20,121	$14,149	$61,370

As of June 30, 2005:
Certificates of deposit less than $100,000	$9,629	$9,012	$11,097	$17,024	$46,762
Certificates of deposit $100,000 or more	916	1,167	1,714	3,432	7,229
Total certificates of deposit	$10,545	$10,179	$12,811	$20,456	$53,991

Scheduled maturities of certificates of deposit at June 30, 2006 were as follows:

(In thousands)
Fiscal year end
2007	$47,221
2008	9,406
2009	3,097
2010	1,646
$61,370

Note 7.   Borrowings

At June 30, 2006, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $28.9 million with the Federal Home Loan Bank. No amounts were outstanding on these lines at June 30, 2006. Interest on these lines is determined at the time of borrowing. In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates. The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings. The $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2006, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates. If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

At June 30, 2006, The Bank of Greene County had the following borrowings:

Amount	Rate	Maturity Date
(In thousands)
$5,000	3.64% - Convertible	10/24/2013
$5,000

At June 30, 2005, The Bank of Greene County had the following borrowings:

Amount	Rate	Maturity Date
(In thousands)
$5,000	3.64% - Convertible	10/24/2013
2,500	6.80% - Fixed	10/04/2005
$7,500

Note 8. Employee Benefits Plans

Defined Benefit Pension Plan
Substantially all Bank employees who have completed one year of service and attained the age of 21 are covered by a noncontributory, multi-employer, defined benefit pension plan (the “Pension Plan”). Under the plan, retirement benefits are primarily a function of both years of service and level of compensation. During fiscal 2006, the Board of Directors of the Bank approved changes in the Pension Plan. Effective January 1, 2006, The Board of Directors of the Bank resolved to exclude from membership in the Pension Plan employees hired on or after January 1, 2006 and elected to cease additional benefit accruals to existing Pension Plan participants effective July 1, 2006. The Bank of Greene County recognized pension expense in the amount of $789,000 and $373,000 during fiscal years 2006 and 2005, respectively. We expect the changes adopted in fiscal 2006 to result in reduced Pension Plan expenses in the future, however, there will be some continued expense associated with this plan over the next several years. At this point an accurate estimate for the additional expense is not available; however, such expenses are not expected to be material.

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan (the “Contribution Plan”) covering substantially all employees who have completed three months of service. The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 25% of their total compensation on a pre-tax basis. In March 2006, the Board of Directors approved changes in the Contribution Plan. The Bank of Greene County, through June 30, 2006, matched 50% of the first six percent of employee contributions for employees who had completed one year of service. Effective July 1, 2006, The Bank of Greene County will match the employee contribution dollar for dollar for the first 2% and then 50% of the employee contribution up to the next 4%. Company contributions associated with the plan amounted to $94,000 and $77,000 in fiscal 2006 and 2005, respectively. We expect the changes made will result in increased expenses in future periods and that such increases will not be material.

ESOP
All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. Acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which is repayable annually with interest at the prime rate over ten years. Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation. Participant’s benefits become fully vested after five years of service. ESOP expense was $242,000 and $246,000 for the years ended June 30, 2006 and 2005, respectively. At June 30, 2006 and 2005, there were 36,461 and 51,202 shares unearned, respectively, having an aggregate market value of $540,000 and $910,000, respectively.

Note 9. Stock-based Compensation Plans

Recognition and Retention Plan
On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. Recognition and Retention Plan (“Recognition Plan”), which authorized the Board Directors to award up to 90,948 shares (adjusted for a 2-for-1 stock split effective May 31, 2005) of Common Stock. On March 28, 2000, the Board of Directors granted 90,800 shares under the Recognition Plan to members of management and nonemployee directors. The market value of the shares awarded at the grant date amounted to $357,525 and was recorded as unearned stock-based compensation. The market value of the shares awarded has been recognized as compensation expense ratably over the 5-year vesting period. One fifth of each grant vests at the end of the year for five years. The first awards vested on March 28, 2001, and the final awards vested on March 28, 2005. During fiscal year 2006 and 2005, no shares were forfeited. No compensation expense in association with the Recognition Plan was recognized for fiscal 2006. Compensation expense in association with the Recognition Plan amounted to $39,000 for fiscal 2005. During fiscal year 2005, Greene County Bancorp, Inc. issued 13,600 shares from treasury stock under the Recognition Plan. No shares were issued under the Recognition Plan during fiscal 2006.

Stock Option Plan
On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan (“Option Plan”), which authorized the Board of Directors to grant up to 181,898 shares (adjusted for a 2-for-1 stock split effective May 31, 2005) of Common Stock. On March 28, 2000, the Board of Directors granted 181,880 options to buy stock under the Option Plan at an exercise price of $3.94, the fair value of the stock on that date (adjusted for a 2-for-1 stock split effective May 31, 2005). These options have a 10-year term and vest ratably over the 5-year vesting period. On March 19, 2002, the Board of Directors granted 12,000 options that were previously forfeited by a former employee. These options have an exercise price of $9.20, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter, and a term of 10 years. During fiscal years ended June 30, 2006 and 2005, Greene County Bancorp Inc. issued 15,340 and 7,900, respectively, from treasury stock due to options exercised under the Option Plan.

The following table summarizes stock option activity:
	2006		2005
		Weighted average		Weighted average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	115,424	$4.33	123,324	$4.43
Shares granted	---	---	---	---
Exercised	(15,340)	$3.94	(7,900)	$5.94
Forfeited	---	---	---	---
Outstanding at year end	100,084	$4.38	115,424	$4.33
Exercisable at year end	100,084	$4.38	113,624	$4.25

The following table represents stock options outstanding and exercisable at June 30, 2006:

Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$3.94	91,584	3.75	$3.94
$9.20	8,500	5.75	$9.20
$3.94-$9.20	100,084	3.92	$4.38

Greene County Bancorp, Inc. applies provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and financial statement disclosure of SFAS No. 123 “Accounting for Stock-Based Compensation.” Since the exercise prices of all options granted have been equal to the fair market value of the Company’s common stock on the day of grant no compensation expense was required to be recognized per the guidance of APB 25. SFAS No. 123 requires companies not using a fair value based method of accounting for stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied.

	2006			2005
	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
(in thousands, except per share amounts)
As reported	$2,243	$0.55	$0.54	$2,949	$0.72	$0.70
Deduct: Total stock-based compensation expense (1)	1			27
Pro Forma	$2,242	$0.55	$0.54	$2,922	$0.71	$0.69
(1) Determined under fair value based method for all awards, net of related tax effects.

For purposes of pro forma disclosures, the estimated fair value of the options was determined by using the Black-Scholes option pricing model and is amortized to expense over the options’ vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects on reported net income of future periods due to all options being fully vested at June 30, 2006.

Note 10. Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2006	$2,243,000
Basic		4,099,857	$0.55
Effect of dilutive stock options		80,081	(0.01)
Diluted		4,179,938	$0.54

Fiscal year ended
June 30, 2005	$2,949,000
Basic		4,123,223	$0.72
Effect of dilutive stock option and unearned restricted stock		92,980	(0.02)
Diluted		4,216,203	$0.70

Note 11. Income Taxes

The provision for income taxes consists of the following:

(In thousands)	2006	2005

Current:
Federal	$711	$973
State	180	221
Total current	891	1,194

Deferred	(62)	68

Total income tax expense	$829	$1,262

The effective tax rate differs from the federal statutory rate as follows for fiscal years ended June 30 ( in thousands):

(In thousands)	2006	2005

Tax based on federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	3.87	3.47
Tax-exempt income	(11.84)	(7.50)
Other, net	0.96	---
Total income tax expense	26.99%	29.97%

The components of the deferred tax assets and liabilities at June 30 were as follows (in thousands):

	2006	2005
Deferred tax assets:
Allowance for loan loss	$512	$479
FAS 115	477	---
Capital loss carryover	---	6
Other	1	7
Total deferred tax assets	990	492

Deferred tax liabilities:
Depreciation	252	285
FAS 115	---	103
Bond accretion	---	46
Loan costs	115	72
Other	2	1
Total deferred tax liabilities	369	507

Net deferred tax asset (liability)	621	(15)
Valuation allowance	---	(6)
Net deferred tax asset (liability)	$621	($21)

A portion of the change in the net deferred tax liability at June 30, 2006 and 2005 related to the unrealized gains and losses on securities available-for-sale. The related changes in deferred tax assets and liabilities of $580,000 for fiscal 2006 and $221,000 for fiscal 2005 were recorded directly to shareholders’ equity.

Greene County Bancorp, Inc. has determined that it is more likely than not that a portion of the deferred tax asset for the capital loss carryover will not be realized. As such, a $6,000 valuation allowance was deemed necessary at June 30, 2005. Capital loss carryover expired during the current year unused.

Note 12. Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements. The Bank of Greene County’s loan commitments are as follows at June 30, 2006:

(In thousands)
Commercial mortgage loan commitments	$ 1,109
Residential mortgage loan commitments	4,076
Unused portion of premium overdraft privilege	5,272
Unused portion of overdraft lines of credit	637
Unused portion of home equity lines of credit	5,258
Unused portion of commercial lines of credit	3,094

Total commitments	$19,446

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

Note 13. Operating Leases

The Bank of Greene County entered into an operating lease in connection with the opening of the Westerlo branch. The term of the lease began December 1, 2000 and expires on November 30, 2010. Under the current terms of the lease The Bank of Greene County is required to pay $900 per month or $10,800 per annum. The Bank of Greene County has also an operating lease in connection with the branch in Hudson, New York. The term of the lease began November 1, 2004 and expires on October 31, 2006. Under the current terms of the lease The Bank of Greene County is required to pay $950 per month or $11,400 per annum. The Company has exercised its option to extend the term of the lease from October 31, 2006 to October 31, 2008. The renewal terms shall be the same except the monthly rental shall increase to $1,000 per month, or $12,000 per annum. Operating lease expense totaled $22,000 and $17,000 for fiscal years 2006 and 2005 respectively. Minimum lease commitments for future years ending June 30 are as follows:

(In thousands)
Fiscal year end	Annual Lease Payments
2007	$23
2008	23
2009	15
2010	11
2011	4
Total payments	$76

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

Note 15. Fair Value of Financial Instruments

Greene County Bancorp, Inc. and its subsidiaries determine fair values based on quoted market values, where available, or on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 “Disclosure About Fair Value of Financial Instruments,” excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Greene County Bancorp, Inc.

The carrying amounts reported in the statement of financial condition for cash and cash equivalents, accrued interest receivable and accrued interest payable approximate their fair values. Fair values of securities are based on quoted market prices, where available. Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying value. Fair value for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date. The carrying amounts for variable rate money market deposits approximate fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered on similar certificates. Fair value for Federal Home Loan Bank borrowings are estimated using discounted cash flows and interest rates currently being offered on similar advances. The carrying amount of Federal Home Loan Bank stock approximates fair value. The carrying amount of all other assets and liabilities approximate fair value.

The carrying amounts and estimated fair value of financial instruments are as follows:

( in thousands)	June 30, 2006		June 30, 2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$15,852	$15,852	$19,931	$19,931
Securities available for sale	87,267	87,267	98,851	98,851
Federal Home Loan Bank stock	643	643	1,785	1,785
Net loans	190,093	183,787	164,292	164,100
Accrued interest receivable	1,736	1,736	1,573	1,573
Deposits	268,250	268,166	253,237	253,119
Federal Home Loan Bank borrowings	5,000	4,424	7,500	7,358
Accrued interest payable	79	79	72	72

Note 16. Regulatory Matters

The Bank of Greene County and its’ wholly-owned subsidiary Greene County Commercial Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Commercial Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. As of June 30, 2006, the most recent notification from regulators categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of June 30, 2006, that The Bank of Greene County meets all capital adequacy requirements to which it is subject.

(In thousands)					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
	Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2006:

Total capital (to risk weighted assets)	$31,522	19.7%	$12,794	8.0%	$15,993	10.0%
Tier 1 capital (to risk weighted assets)	30,206	18.9	6,397	4.0	9,596	6.0
Tier 1 capital (to average assets)	30,206	10.1	12,001	4.0	15,001	5.0

As of June 30, 2005:

Total capital (to risk weighted assets)	$29,238	20.5%	$11,415	8.0%	$14,269	10.0%
Tier 1 capital (to risk weighted assets)	28,001	19.6	5,707	4.0	8,561	6.0
Tier 1 capital (to average assets)	28,001	9.6	11,638	4.0	14,548	5.0

Note 17. Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial position and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2006 and 2005.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
(in thousands)

	June 30,
ASSETS	2006	2005
Cash and due from banks	$1,101	$155
Federal funds sold	---	1,341
Total cash and cash equivalents	1,101	1,496

Investment in subsidiaries	29,453	28,110
State and political subdivision securities, at fair value	3,027	3,113
Accrued interest receivable	16	10
Prepaid expenses and other assets	21	92
Total assets	$33,618	$32,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	37	68
Total shareholders’ equity	33,581	32,753
Total liabilities and shareholders’ equity	$33,618	$32,821

Greene County Bancorp, Inc.
Condensed Statements of Income
(in thousands)

	Year Ended June 30,
	2006	2005
Income:
Equity in undistributed net income of subsidiaries	$2,204	$2,913
Tax exempt securities interest	132	142
Interest bearing deposits and federal funds sold interest	34	19
Total income	2,370	3,074

Operating expenses:
Legal fees	19	37
Other	108	88
Total operating expenses	127	125

Net income	$2,243	$2,949

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
(in thousands)

	Year Ended June 30
	2006	2005
Cash flows from operating activities:
Net Income	$2,243	$2,949
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiaries	(2,204)	(2,913)
ESOP and other stock-based compensation	242	286
Net amortization of premiums	11	12
Net decrease (increase) decrease in prepaid and other assets	111	(1)
Net (decrease) increase in other liabilities	(31)	2
Net cash provided by operating activities	372	335

Cash flow from investing activities:
Proceeds from maturities of securities	500	400
Purchase of securities and other investments	(504)
Net cash (used in) provided by investing activities	(4)	400

Cash flows from financing activities:
Payment of cash dividend	(823)	(783)
Proceeds from issuance of stock options	60	47
Net cash used in financing activities	(763)	(736)

Net decrease in cash and cash equivalents	(395)	(1)

Cash and cash equivalents at beginning of period	1,496	1,497

Cash and cash equivalents at end of period	$1,101	$1,496

Note 18. Subsequent events

On July 18, 2006, the Board of Directors declared a semi-annual dividend of $0.23 per share of Greene County Bancorp, Inc.’s common stock. The dividend reflects an annual cash dividend rate of $0.46 per share, which is equal to the prior semi-annual dividend paid in March 2006. The dividend will be payable to stockholders of record as of August 15, 2006, and will be paid on September 1, 2006. It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 5:30 p.m. on October 25, 2006, at The Bank of Greene County’s main branch located at 425 Main Street in Catskill, New York.

Stock Listing
The NASDAQ Capital Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Auditors
Beard Miller Company LLP
55 U.S. Highway 46 East
P.O. Box 676
Pine Brook, NJ 07058-0676

Transfer Agent and Registrar
Computershare Trust Services
350 Indiana Street
Golden, Colorado 80401
303-262-0600

Annual Report on Form 10-KSB
A copy of Greene County Bancorp, Inc.’s Form 10-KSB for the fiscal year ended June 30, 2006, will be furnished without charge to shareholders upon written request to the

Secretary
Greene County Bancorp, Inc.
P.O. Box 470
302 Main Street
Catskill, New York 12414

Branch locations
Catskill
P.O. Box 470
425 Main Street
Catskill, NY 12414
Telephone: 518-943-3700
Fax: 518-943-3756

Cairo
P.O. Box 40
230 Matthew Simons Road
Cairo, NY 12413
Telephone: 518-622-2662
Fax: 518-622-2663

Coxsackie
P. O. Box 335
2 Technology Drive
Coxsackie, NY 12051
Telephone: 518-731-2731
Fax: 518-731-2733

Greenville
P. O. Box 688
4 Garland Lane
Greenville, NY 12083
Telephone: 518-966-5200
Fax: 518-966-4581

Hudson
Proprietor’s Hall
21 North 7th Street
Hudson, NY 12534
Telephone: 518-697-3311
Fax: 518-697-3312

Tannersville
P.O. Box 120
6176 Main Street
Tannersville, NY 12485
Telephone: 518-589-0800
Fax: 518-589-5649

Westerlo
P.O. box 128
593 Route 143
Westerlo, NY 12193
Telephone: 518-797-3934
Fax: 518-797-3871

Operations Center
P.O. Box 470
302 Main Street
Catskill, NY 12414
Telephone: 518-943-2600
Fax: 518-943-4431

Board of Directors

Martin Smith
Chairman of the Board
Consultant to Main Bros. Oil Co., Inc.

J. Bruce Whittaker
President and CEO

Walter Ingalls
Former Chairman of the Board
Retired, former President of GNH Lumber Co.

David Jenkins, DVM
Owner of Catskill Animal Hospital

Dennis O’Grady
Pharmacist, former owner of Mikhitarian Pharmacy

Arthur Place
Senior Partner of Arthur Place & Co., an accounting firm

Charles Schaefer
Co-owner of the law firm Deily and Schaefer

Paul Slutzky
General Manager of I. & O. A. Slutzky Construction Company