Form 10KSB, Exhibit 13
period 2007-06-30
GREENE COUNTY BANCORP INC
filed 2007-09-28
CIK 1070524

2007 ANNUAL REPORT TO SHAREHOLDERS
GREENE COUNTY BANCORP, INC.

(Cover page)
IT’S NOT THE SIZE OF THE BANK, IT’S THE SIZE OF THE IDEAS
Innovating at the Local Level

EXTRA REWARDS FOR CUSTOMERS … AND THE BANK!
Martha Keeler (Marketing Director) wants customers to know they’ll be rewarded for using multiple bank services.  In fact, the more they use (savings accounts, loans, IRAs, and so on), the more Greene Loyalty Points they earn.  The points are added to those accrued under the regular Visa® Extras Reward Program, and can be redeemed for shopping, dining, travel and more.  This innovative spin on customer rewards has led to thousands of new accounts and cross-sell opportunities.  Over 2,000 customers (and counting) have been enrolled in the program.

WAY BEYOND CHECKING
The Bank’s address may say Main Street, but our breath and depth of services says Wall Street.  Tim Bartholomew (Vice President for Investment Services) assists clients with retirement planning, savings for college, tax-deferred investing and much more.  Through the Investors Marketplace, Tim s offers clients personal, convenient access to sophisticated non-bank financial products and services.  Income earned from the Investors Marketplace program increased by about one-third from fiscal year 2006 to 2007.
*These products are not FDIC insured, not guaranteed by the bank, not a deposit, may go down in value, and are not insured by any federal government agency.

NOT JUST FREE CHECKING … E-CHECKING!
Greg Spampinato (Chief Information Officer) and Marge Tobiassen (Core Systems Specialist) spearheaded the development of an innovative checking account that goes beyond free … it offers extensive online convenience and pays CDE-like interest!  “e-checking” has been a real force in the marketplace… and a catalyst for hundreds of new client relationships.  Over 1,000 e-Checking accounts have been opened since the product was introduced in March 2007.
•	No more paper statements to get lost-view accounts online!
•	Earn Visa® Rewards & Loyalty points
•	Free Internet banking and bill pay
•	Free gift
•	Free initial check order

MINING MUNICIPAL BUSINESS
Kres Bjornsson (Vice President for Municipal Banking & Commercial Services) knew there was business to be had from municipalities in the Bank’s market areas.  As a result, the Greene County Commercial Bank was established in 2004 for the sole purpose of accepting municipal deposits from local governments, school districts, fire districts and libraries (New York State law does not allow savings banks to accept municipal deposits.)  The Bank’s cash management advice and Municipal One Checking account have increased efficiency and provided hundreds of thousands of dollars in interest income to municipal customers.  The commercial bank opened in June 2004 with its first deposit of $1.5 million.  By 2007 it had established many municipal relationships and grown to over $30 million in deposits.

FAST, SAFE FINANCING FOR BUSINESSES
Running a small business is tough enough with-out having to worry about quick access to financing.  That’s way Gary Pollard (Senior Vice President for Commercial Lending) and Tina Selner (Credit Analyst) designed the Ultra Access Business Line of Credit.  Business owners will be able to easily access equity in their commercial real estate at the lower rates and flexible terms normally associated with a home equity loan.  Clients can simply write a check, use a debit card, or make a personal phone call to access their line.  And their homes are not at risk.  The Ultra Access Business Line will be rolled out in late 2007.

FINANCIAL HIGHLIGHTS

	At and for the Years Ended June 30,

(In thousands)	2007	2006	2005	2004	2003
Total assets	$325,826	$307,565	$294,680	$284,579	$256,965
Loans receivable, net	207,280	190,093	164,292	148,937	132,210
Securities available for sale	87,184	87,267	98,851	104,834	99,831
Deposits	284,176	268,250	253,237	243,718	218,045
Shareholders’ equity	35,415	33,581	32,753	29,826	29,125
Net interest income	10,543	10,688	10,826	9,985	8,722
Provision for loan losses	279	200	71	105	180
Total noninterest income	3,941	3,112	2,695	2,732	2,470
Total noninterest expense	11,037	10,528	9,239	8,474	7,817
Income tax provision	909	829	1,262	1,225	991
Net income	2,259	2,243	2,949	2,913	2,204

ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and its subsidiary Greene County Commercial Bank.  The Company’s consolidated assets as of June 30, 2007, were $325.8 million.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill.  In 1974, the Bank changed to a New York State-chartered mutual savings bank, under the name Greene County Savings Bank.  In 1998, The Bank converted to the mutual holding company form of ownership, with The Bank changing its name to The Bank of Greene County.  A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004.  In 2006, The Bank of Greene County changed to a federally-chartered savings bank.

The Bank serves Greene, Albany and Columbia counties in New York State through administrative and lending/operations centers in Catskill, and nine banking offices in Catskill, Cairo, Coxsackie, Greenport, Greenville, Hudson, Tannersville and Westerlo.  The Bank of Greene County will be opening another branch outside the Village of Chatham.  As part of its mission, The Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

Branch and Office Locations listed and map of service area

LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS

Fiscal year 2007 was a rewarding one for Greene County Bancorp, Inc. and for me personally.  One July 1st, I became President and Chief Executive Officer of your Company, succeeding Bruce Whittaker who guided The Bank for two decades.  At the same time, Michelle Plummer assumed the newly created position of Executive Vice President, Chief Operating Officer and Chief Financial Officer.

Bruce is a remarkable individual.  He served The Bank a total of 35 years, including 20 years as President and CEO.  His passion for this Company and its people is truly inspiring.  He has masterfully shaped Greene County Bancorp’s reputation through his leadership, salesmanship, industry involvement, community commitment, and philanthropy.  We are honored that Bruce will continue on as a member of the Board of Directors.  I often seek his counsel, and I am thankful for his continued involvement.

Bruce and countless others throughout the history of The Bank have established a solid foundation for our Company.  I’m confident this will enable us to reach new heights.

We have set aggressive goals for 2008 and beyond.  I believe we will reach them by capitalizing g on our diverse strengths.
•	innovative products and services that make us unique in our industry;
•	our decentralized structure;
•	our growing footprint across Greene, Albany and Columbia counties;
•	and of course, our people.

In addition to highlighting our financial successes in 2007, this annual report features some of the exciting products and services driving that success (see opening pages).  It also spotlights some of the people who are proud to be part of a small bank with very big ideas!

2007 FINANCIAL & BUSINESS PERFOMANCE

Greene County Bancorp, Inc. performed well in 2007 in the context of very challenging rate and competitive environments.  Net income for the fiscal year ended June 30, 2007, was $2.26 million or $0.54 per diluted share compared to $2.24 million or $0.54 per diluted share for fiscal 2006.

Net interest income was $10.54 million for the year ended June 30, 2007, compared to $10.69 million for the prior fiscal year, a decline of $145,000 or 1.4%.  Net interest margin decreased 26 basis points to 3.58% in fiscal 2007 compared to 3.84% for fiscal 2006.

The decline in net interest margin was due to the difficult rate environment facing our industry.  Actions by the Federal Reserve have continued to result in a flat or even inverted interest rate yield curve.  Traditionally, a bank’s liabilities (such as deposits and borrowings) tend to be priced off the shorted end of the yield curve, while earning assets (such as loans and investments) are priced off the longer end.

Our ability to continue growing our loan portfolio during fiscal year 2007 helped offset much of this decline in margin.  Lending continued its solid growth pattern established during the last several years with net outstanding loans amounting to $207.3 million as of June 30, 2007, an increase of $17.2 million, or 9.0%, over the prior year-end’s $190.1 million.

The Bank established a formal commercial lending department in fiscal 2007.  We are fortunate to have retained a professional team of seasoned commercial lenders who can manage and grow the commercial loan portfolio.

Asset quality continues to be one of our highest priorities.  The long-term value of asset quality has never been more apparent as press reports continue to publicize fallout related to subprime mortgage lending.  Subprime loans are mortgages for borrowers who do not qualify for conventional loans due to poor credit, employment issues, or lack of income verification.

Greene County Bancorp has never participated in subprime lending.  As a percentage of total loans, nonperforming loans represented 0.33% for fiscal year 2007 compared to 0.00% for fiscal year 2006.  Our allowance for loan losses was 0.71% for fiscal year 2007 compared to 0.69% for fiscal year 2006.

Deposit growth was the primary funding source for the net loan growth.  For the fiscal years 2007 and 2006, total deposits were $284.2 million and $268.3 million respectively, an increase of $15.9 million or 5.93%.

We continue to work hard at increasing profits from our noninterest income lines of business in order to reduce our dependence on net interest income in the face of declining margins.  Revenue from noninterest income showed solid improvement in fiscal year 2007.  We have a number of sources of noninterest income, which in total increased by $829,000, or 26.6%, to $3.9 million for fiscal 2007 compared to $3.1 million for the prior year.

Contributing to the increase were fees earned on VISA® debit card transactions, amounting to $611,000 for fiscal 2007 compared to $510,000 for fiscal 2006, an increase of $101,000 or 19.80%.  Our Visa® Extras Reward Program combined with our unique in-house Greene Customer Loyalty Program has proven to be very popular with customers.

We provided our credit card processor, TransFirst, with more than $70 million in merchant transaction volume during fiscal year 2007, up from $63 million in fiscal year 2006.  We continue to be one of their largest banking relationships in the nation.

Service charge fees increased $381,000 or $2.2 million for fiscal year 2007 compared to $1.8 million for the prior year.  The increase was primarily due to higher levels of insufficient fund charges resulting from changes implemented in our Overdraft Privilege Program.

Our non-deposit investment program continued to grow.  Accounts under management in the program exceeded $50 million at fiscal year-end 2007, up from $39 million a year ago.  Fees earned from our investment program, Investors Marketplace, increased $62,000 to $248,000 for fiscal year 2007 compared to $186,000 for fiscal year 2006.

(Text Box -beginning)
RANKED ONE OF THE REGIONS’S FASTEST-GROWING COMPANIES!  The Bank of Greene County was ranked 18th on the Capital Districts Business Review’s list of the area’s fastest-growing companies.  The survey, published in July 2007, was based on percent change in revenue from 2002 to 2006. (Text Box –end)

The Bank completed several major construction projects in the past fiscal year as part of an overall expansion of the branch and operations infrastructure.

In November 2006, we finished renovating the former Greene County Legislature and County Treasurer’s Building on Main Street and moved our lending and operations departments from the current administrative building.  The 10,000 square-foot location has given both departments additional space to more efficiently service a growing lending and deposit business.

On February 1, 2007, we opened a new full-service, 2,800-square-foot branch office in the Catskill Commons shopping plaza on Catskill’s “West Side.”  The plaza is anchored by a new Lowe’s home improvement store and a new Super WalMart.  On March 1, 2007, we opened a new full-service, 4,000-square-foot branch office in the Fairview Plaza on Route 9 in the Town of Greenport.  Both offices have proven to be very successful and have attracted deposits exceeding our original projections.

We also received regulatory approval for and started construction of a new full-service branch office on Route 66 just outside the Village of Chatham.  We anticipate a January 2008 opening for the new Chatham office.

During fiscal year 2007, we received regulatory approval to convert The Bank of Greene County from a New York thrift charter to a Federal thrift charter.  The conversion enables The Bank to make larger capital investments in its wholly owned subsidiary, Greene County Commercial Bank.  This capacity was needed to support the Commercial Bank’s larger-than-anticipated growth in assets.

At fiscal year-end June 30, 2007, our assets totaled $325.8 million compared to $307.6 million at June 30, 2006, an increase of $18.2 million or 5.90%.  The most significant growth occurred in net loans, which increased $17.2 million, or 9.0%, to $207.3 million at June 30, 2007, compared to $190.1 million at June 30, 2006.

Shareholder equity increased to $35.4 million at June 30, 2007, from $33.6 million at June 30, 2006, as net income of $2.26 million was partially offset by dividends paid of $885,000.  Cash dividends paid during the past fiscal year were $0.48 per share, up $0.03 per share or 6.67% from fiscal year 2006.

Continuing the work of The Bank of Greene County Charitable Foundation, the Foundation’s Board of Directors approved the distribution of over $70,000 to 49 nonprofit organizations during fiscal year 2007.  More than $345,000 has been distributed since the Foundation’s inception in 1998.

We are pleased that we have been able to support a wide variety of worthy organizations.  All of the recipients have been able to leverage the impact of each grant through volunteer work and other cash donations.

On behalf of the Company’s Board of Directors and The Bank’s staff, I thank all of our shareholders for their confidence and support.  It continues to be an exciting time for us.  We are proud of what we have accomplished at Greene County Bancorp, and we look forward to taking your Company to new levels of success in the years ahead.

Sincerely,

/s/: Donald Gibson
Donald Gibson
President & Chief Executive Officer

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	At and for the Years Ended June 30,
(Dollars in thousands except per share amounts)	2007	2006	2005
SELECTED FINANCIAL CONDITION DATA:
Total assets	$325,826	$307,565	$294,680
Loans receivable, net	207,280	190,093	164,292
Securities available-for-sale	87,184	87,267	98,851
Deposits	284,176	268,250	253,237
Shareholders' equity	35,415	33,581	32,753

AVERAGE BALANCES:
Total assets	315,308	296,539	289,674
Earning assets	294,568	278,585	274,068
Loans receivable, net	200,093	175,592	155,221
Securities available-for-sale	82,626	89,782	103,296
Deposits	273,979	255,389	246,838
Borrowings	5,001	5,655	7,932
Shareholders' equity	34,808	33,246	31,399

SELECTED OPERATIONS DATA:
Total interest income	16,985	14,825	14,084
Total interest expense	6,442	4,137	3,258
Net interest income	10,543	10,688	10,826
Provision for loan losses	279	200	71
Net interest income after provision for loan losses	10,264	10,488	10,755
Total noninterest income	3,941	3,112	2,695
Total noninterest expense	11,037	10,528	9,239
Income before taxes	3,168	3,072	4,211
Income tax provision	909	829	1,262
Net income	2,259	2,243	2,949

FINANCIAL RATIOS:
Return on average assets[1]	0.72%	0.76%	1.02%
Return on average shareholders’ equity[2]	6.49	6.75	9.39
Noninterest expenses to average total assets	3.50	3.55	3.19
Average interest earning assets to average interest bearing liabilities	123.62	125.68	125.00
Net interest rate spread[3]	3.07	3.45	3.64
Net interest margin[4]	3.58	3.84	3.95
Efficiency ratio[5]	76.20	76.29	68.34
Shareholders’ equity to total assets, at end of period	10.87	10.92	11.11
Average shareholders’ equity to average assets	11.04	11.21	10.84
Dividend payout ratio[6]	87.27	81.82	59.72
Actual dividends paid to net income[7]	39.18	36.70	26.56
Nonperforming assets to total assets, at end of period	0.21	0.00	0.12

…continued	At and for the Years Ended June 30,
	2007	2006	2005
Nonperforming loans to total loans, at end of period	0.33	0.00	0.21
Allowance for loan losses to non-performing loans	217.89	18,771.43	355.17
Allowance for loan losses to total loans receivable	0.71	0.69	0.75
Book value[8]	$8.58	$8.17	$8.03
Basic earnings per share	0.55	0.55	0.72
Diluted earnings per share	0.54	0.54	0.70
OTHER DATA:
Closing market price of common stock	$13.60	$14.80	$17.81
Number of full-service offices	9	7	6

1 Ratio of net income to average total assets.
2 Ratio of net income to average shareholders’ equity.
3 The difference between the weighted average yield on interest earning assets and the weighted average cost of interest bearing liabilities.
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
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the holding company for The Bank of Greene County (the “Bank”) which is a community-based bank offering a variety of financial services to meet the needs of the communities it serves.  The Bank of Greene County is a Federally-chartered savings bank.  The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities.  The Bank of Greene County currently operates nine full service branches, an administration office and an operations center in New York’s Greene, Columbia and southern Albany counties.  In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities.  GCCB is a subsidiary of The Bank of Greene County, and is a New York State-chartered commercial bank.  Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Capital Market under the symbol “GCBC.”  Greene County Bancorp, MHC is a mutual holding company that owns 55.5% of Greene County Bancorp, Inc.’s outstanding common stock.

Greene County Bancorp, Inc.’s results of operations, like many other financial institutions, depend primarily on its net interest income, which is the difference between the income earned on Greene County Bancorp, Inc.’s loan and securities portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations can also be affected by Greene County Bancorp, Inc.’s provision for loan losses, income and expense pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense.  Noninterest income consists primarily of fees and service charges.  Noninterest expense consists principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect Greene County Bancorp, Inc. and its related entities.

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

Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and Staff Accounting Bulletin 59, “Noncurrent Marketable Equity Securities,” require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether decline in the value of a security is other than temporary.  Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis.  The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades.  Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

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

Management of Interest Rate Risk

While Greene County Bancorp, Inc.’s loan portfolio, consisting primarily of mortgage loans collateralized by residential real property located in its market area, is subject to risks associated with the local economy, Greene County Bancorp, Inc.’s most significant form of market risk is interest rate risk because most of Greene County Bancorp, Inc.’s assets and liabilities are sensitive to changes in interest rates.  Greene County Bancorp, Inc.’s assets consist primarily of residential mortgage loans, which have longer maturities than Greene County Bancorp, Inc.’s liabilities, which consist primarily of deposits.  Greene County Bancorp, Inc. does not engage in any derivative-based hedging transactions, such as interest rate swaps and caps.  Due to the complex nature and additional risk often associated with derivative hedging transactions, it is Greene County Bancorp, Inc.’s policy to continue its strategy of mitigating interest rate risk through balance sheet composition. Greene County Bancorp, Inc.’s interest rate risk management program focuses primarily on evaluating and managing the composition of Greene County Bancorp, Inc.’s assets and liabilities in the context of various interest rate scenarios.  Factors beyond management’s control, such as market interest rates and competition, also have an impact on interest income and interest expense.

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

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap.”  An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2007, Greene County Bancorp, Inc.’s cumulative one-year and three-year gap positions, the difference between the amount of interest earning assets maturing or repricing within one year and three years and interest bearing liabilities maturing or repricing within one year and three years, as a percentage of total interest earning assets were negative 1.80% and positive 0.57%, respectively.

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

The following table presents Greene County Bancorp, Inc.’s net portfolio value (“NPV”).  The NPV table indicates the market value of assets less the market value of liabilities at each specific rate shock environment.  The net portfolio value can be viewed as the mark-to-market net worth of the balance sheet.  These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions.  The information set forth below is based on data that included all financial instruments as of June 30, 2007.  Assumptions made by Greene County Bancorp, Inc. related to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios.  Actual maturity dates were used for fixed rate loans and certificate accounts.  Securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2007.  Variable rate loans were scheduled as of their next scheduled interest rate repricing date.  Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category, a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category.  The noninterest bearing category does not use a decay assumption, and the 24 month FHLB advance rate was used as the discount rate.  The NPV at “PAR” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and value of liabilities assuming no change in interest rates.  The NPV for down 300 basis points has been excluded since it would not be meaningful, in the interest rate environment as of June 30, 2007.

The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2007.

Changes in
Market interest rates		$Change	%Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio[1]	Change [2]

(In thousands)
+300 bp	29,883	$(22,575)	-43.03%	10.09%	(610) bps
+200 bp	38,445	(14,013)	-26.71%	12.61%	(358) bps
+100 bp	45,833	(6,625)	-12.63%	14.58%	(161) bps
PAR	52,458	0	0.00%	16.19%	0 bps
-100 bp	58,594	6,136	11.70%	17.62%	143 bps
-200 bp	61,953	9,495	18.10%	18.26%	207 bps

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

Average Balance Sheet

The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2007 and 2006.  For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates.  No tax equivalent adjustments were made.  Average balances were based on daily averages. Average loan balances include non-performing loans.  The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(Dollars in thousands)	2007	2007	2007	2006	2006	2006
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net[1]	$201,464	$13,271	6.59%	$176,855	$11,396	6.44%
Securities[2]	82,626	3,189	3.86	89,782	2,947	3.28
Federal funds	6,773	353	5.21	8,190	329	4.02
Interest bearing bank balances	3,059	138	4.51	2,640	93	3.52
FHLB stock	646	34	5.26	1,118	60	5.37
Total interest earning assets	$294,568	$16,985	5.77%	$278,585	$14,825	5.32%
Cash and due from banks	16,414			17,993
Allowance for loan losses	(1,371)			(1,263)
Other non-interest earning assets	5,697			1,224
Total Assets	$315,308			$296,539
Interest bearing liabilities:
Savings and money market deposits	$119,307	$2,383	2.00%	$133,740	$2,030	1.52%
NOW deposits	48,118	1,263	2.62	25,432	235	0.92
Certificates of deposit	65,856	2,611	3.96	56,830	1,643	2.89
Borrowings	5,001	185	3.70	5,655	229	4.05
Total interest bearing liabilities	$238,282	$6,442	2.70%	$221,657	$4,137	1.87%
Non-interest bearing deposits	40,698			39,387
Other non-interest bearing liabilities	1,520			1,914
Shareholders’ equity	34,808			33,581
Total liabilities and equity	$315,308			$296,539

Net interest income		$10,543			$10,688

Net interest rate spread			3.07%			3.45%

Net interest margin			3.58%			3.84%

Average interest earning assets to
average interest bearing liabilities	123.62%			125.68%

1Calculated net of deferred loan fees, loan discounts, and loans in process.
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

(In thousands)	2007 versus 2006			2006 versus 2005

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Loans receivable, net[1]	$1,606	$269	$1,875	$1,239	$96	$1,335
Securities[2]	(248)	490	242	(457)	(301)	(758)
Federal funds	(63)	87	24	(24)	159	135
Interest bearing bank balances	16	29	45	18	17	35
FHLB stock	(25)	(1)	(26)	(28)	22	(6)
Total interest earning assets	1,286	874	2,160	748	(7)	741

Interest bearing liabilities:
Savings deposits	(237)	590	353	(12)	479	467
NOW deposits	335	693	1,028	67	66	133
Certificates of deposit	290	678	968	23	412	435
Borrowings	(25)	(19)	(44)	(99)	(57)	(156)
Total interest bearing liabilities	363	1,942	2,305	(21)	900	879

Net interest income	$923	$(1,068)	$(145)	$769	$(907)	$(138)

1 Calculated net of deferred loan fees, loan discounts, and loans in process.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table demonstrates, net interest income for the fiscal year ended June 30, 2007 has been impacted most significantly by the increase in rates paid on deposit accounts and was largely offset by the increased volume of loans.  Total interest expense increased $2.3 million for the fiscal year ended June 30, 2007, resulting primarily from an 83 basis point increase in the overall rate paid on interest bearing liabilities from 1.87% to 2.70%.   The average balance of certificates of deposit increased $9.1 million to $65.9 million for fiscal 2007 and the average rate increased 107 basis points.   The average rate paid on savings and money market accounts for fiscal 2007 increased 48 basis points, which was partially offset by a $14.4 million decrease in average balance.   The repayment of $2.5 million in borrowings from the FHLB during fiscal 2006 caused a decrease in the average balance and the rate paid on borrowings when comparing fiscal year 2007 and 2006, partially offsetting the increase in interest expense on deposits.   The negative impact of the rising rates paid on deposits was largely offset by the increased earnings resulting from the growth in the average balance of loans of $24.6 million to $201.5 million for the fiscal year ended June 30, 2007 as compared to $176.9 million for the fiscal year ended June 30, 2006.  The average rate earned on such loans increased by 15 basis points to 6.59% for the fiscal year ended June 30, 2007 as compared to 6.44% for the fiscal year ended June 30, 2006.  Also offsetting the increase in interest expense on deposits was increased earnings resulting from an improvement in yield on securities, which increased 58 basis points from 3.28% for the fiscal year ended June 30, 2006 to 3.86% for the fiscal year ended June 30, 2007.  This increase in yield was partially offset by a decrease in average balance of $7.2 million.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2007 AND JUNE 30, 2006

Total assets amounted to $325.8 million at June 30, 2007 as compared to $307.6 million at June 30, 2006, an increase of $18.2 million, or 5.9%.  The most significant growth occurred in net loans, which increased $17.2 million or 9.0% to $207.3 million at June 30, 2007.  Net loans represented 63.6% of the asset composition at June 30, 2007 as compared to 61.8% at the prior fiscal year end.  Deposit growth of $15.9 million and reductions in cash and cash equivalents of $1.8 million helped fund the $17.2 million growth in net loans and the net additions of premises and equipment of $2.9 million during the fiscal year ended June 30, 2007. The opening of two new full service branches as well as the continued increase in the customer base within the commercial bank subsidiary contributed to this growth in deposits. Greene County Bancorp, Inc. attributed a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff.  Marketing emphasis on attracting commercial deposit relationships as well as retail deposits, especially checking and lower-costing money market accounts, continue to be part of the Company’s strategic plan.

Securities

Securities, all of which are classified as available for sale, decreased to $87.2 million at June 30, 2007 from $87.3 million at June 30, 2006, a decrease of $83,000.  As the table below demonstrates, the portfolio composition has shifted toward U.S. agency securities and away from mortgage-backed securities and corporate debt securities.

Maturities of corporate securities amounted to $501,000 during fiscal 2007.    Greene County Commercial Bank uses U.S. agency securities (including mortgage-backed securities) to meet certain pledged collateral requirements for municipal deposits in excess of the FDIC insurance coverage of $100,000, and as a result purchased $10.7 million of U.S. agency securities and $5.5 million in mortgage-backed securities.  During the year ended June 30, 2007, the Bank invested $1.0 million in a nonstandard type of mortgage-backed security called “DUS” bonds.  No DUS bonds were purchased during the year ended June 30, 2006.  Total DUS bonds outstanding were $17.4 million at June 30, 2007.  DUS bonds are nonstandard securities issued by Fannie Mae and Freddie Mac with underlying collateral in multi-family housing.  They offer a yield maintenance provision, which helps protect the value of the investment in a declining or low interest rate environment.  However, due to the yield maintenance provision, the Company paid a significant amount of premium when acquiring these investments.  Further, these securities offer less interest rate sensitivity, especially in a declining rate environment.  Mortgage-backed securities including “DUS” bonds accounted for $38.2 million of the $87.2 million of securities held in the Company’s securities portfolio.  $26.9 million of the mortgage-backed securities mature in 10 years or less and $4.5 million of these securities are adjustable rate, which helps to offset the interest rate sensitivity of longer term fixed rate loans such as residential mortgage loans.

During the fiscal year ended June 30, 2007, principal payments of $1.4 million for securities other than mortgage-backed securities and $12.6 million for mortgage-backed securities were received, partially offsetting purchases made during the fiscal year.  Purchases of securities other than mortgage-backed securities amounted to $15.0 million during the fiscal year ended June 30, 2007.  Purchases of mortgage-backed securities amounted to $5.5 million for the fiscal year ended June 30, 2007. State and political subdivision securities purchases during fiscal 2007 amounted to $4.2 million. Further offsetting the purchases were maturities and calls of securities amounting to $6.5 million during fiscal 2007.  At June 30, 2007, net unrealized gains and losses amounted to a net loss of $655,000 as compared to a net loss of $1.2 million at June 30, 2006.  In the judgment of management, none of the unrealized losses associated with marking to market the portfolio was the result of impairment, but rather were associated with the changing interest rate environment and were not considered to be other than temporary.  Mortgage-backed securities held within the portfolio do not contain sub-prime loans and therefore are not exposed to the credit risk associated with such lending.  As part of its Asset/Liability Management practice, management continually reviews the securities held for potential credit and adverse interest rate risk characteristics.   A decision to sell may result from these reviews.

Greene County Bancorp, Inc. holds 33.3% of the securities portfolio at June 30, 2007, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates.  Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

	Fair Value at June 30,
	2007		2006
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio

U.S. government agencies	$19,628	22.5%	$10,990	12.6%
State and political subdivisions	29,034	33.3	29,939	34.3
Mortgage-backed securities	38,157	43.8	45,490	52.1
Asset-backed securities	76	0.1	93	0.1
Corporate debt securities	---	---	501	0.6
Total debt securities	86,895	99.7	87,013	99.7

Equity securities and other	289	0.3	254	0.3

Total available-for-sale securities	$87,184	100.0%	$87,267	100.0%

Loans

Total loans increased to $208.7 million at June 30, 2007 from $191.4 million at June 30, 2006, an increase of $17.3 million or 9.0%.  The Bank of Greene County continued to have strong demand for the various loan products offered. Residential real estate loans increased $10.0 million, or 7.1%, between fiscal year end June 30, 2007 and 2006.  The majority of the new loans were conventional fixed rate residential mortgages and construction loans.  The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio.  Consumers are willing to pay a slight premium for such service and consistency.  Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loans.  However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in commercial real estate mortgages, which have increased to $25.7 million at June 30, 2007 from $23.3 million at June 30, 2006, an increase of $2.4 million or 10.3%.  Commercial loans not collateralized by real estate have increased to $8.4 million at June 30, 2007 as compared to $7.4 million at June 30, 2006.  The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service.  The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans continued to be a popular product in the current long-term low interest rate environment.  Many consumers are using equity in their homes to collateralize what formerly may have fallen into a typical installment loan.  Home equity loans increased $3.2 million to $19.7 million at June 30, 2007 as compared to $16.5 million at June 30, 2006.  Installment loans increased to $4.1 million at June 30, 2007 as compared to $3.4 million at June 30, 2006, an increase of $673,000.

As a result of the changes discussed above, residential real estate mortgages represented 72.0% and 73.3% of the portfolio at June 30, 2007 and 2006, respectively.  The portfolio continued to shift more toward home equity loans, which are primarily adjustable rate, helping to lessen interest rate risk.  The Bank of Greene County continues to use a conservative underwriting policy in regard to all loan originations, and does not engage in sub-prime lending.

	At June 30,
	2007		2006
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Real estate mortgages:
Residential (one- to four- family)
Commercial	25,740	12.3	23,284	12.2
Home equity loans	19,719	9.5	16,486	8.6
Commercial loans	8,391	4.0	7,390	3.8
Installment loans	4,057	1.9	3,384	1.8
Passbook loans	583	0.3	632	0.3
Total loans	$208,705	100.0%	$191,429	100.0%

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

 Analysis of the Allowance for Loan Losses
	For the years ended June 30,
(Dollars in thousands)	2007	2006
Balance at the beginning of the period	$1,314	$1,236
Charge-offs:
Commercial business loans	13	---
Installment loans to individuals	34	99
Overdraft protection accounts	146	88
Total loans charged off	193	187
Recoveries:
Commercial business loans	7	---
Installment loans to individuals	31	30
Overdraft protection accounts	48	35
Total recoveries	86	65
Net charge-offs	107	122

Provisions charged to operations	279	200
Balance at the end of the period	$1,486	$1,314
Ratio of net charge-offs to average loans outstanding	0.05%	0.07%
Ratio of net charge-offs to average assets	0.03%	0.04%
Ratio of net charge-offs to nonperforming assets	15.69%	1,742.86%
Allowance for loan losses to nonperforming loans	217.89%	18,771.43%
Allowance for loan losses to total loans	0.71%	0.69%

Nonaccrual loans and Nonperforming assets

Loans are reviewed on a regular basis.  Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral.  When a loan is determined to be impaired, the measurement of the loan impairment is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.  Management places loans on nonaccrual status once the loans have become 90 days or more delinquent.  Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis.  A loan does not have to be 90 days delinquent in order to be classified as nonperforming.  Other real estate owned is considered nonperforming.  The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2007 or 2006.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

(Dollars in thousands)	June 30, 2007	June 30, 2006
Nonaccrual loans:
Real estate mortgage loans
Residential mortgage loans (One-to-four family)	$451	$3
Commercial real estate	111	---
Home equity	110	---
Commercial loans	---	---
Installment loans to individuals	10	4
Total nonaccrual loans	682	7
Accruing loans delinquent 90 days or more	---	---
Other real estate owned	---	---
Total nonperforming assets	$682	$7

Total nonperforming assets as a percentage of total assets	0.21%	0.00%
Total nonperforming loans to total loans	0.33%	0.00%

Gross interest income of $52,000 and $2,000 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2007 and 2006, respectively.  Interest income of $32,000 and $1,000 was recorded on these nonaccrual loans during the fiscal years ended June 30, 2007 or 2006, respectively.

Premises and equipment

Premises and equipment amounted to $13.7 million at June 30, 2007 as compared to $10.8 million at June 30, 2006, an increase of $2.9 million or 26.9%.    The net increase was a result of the opening of a full service branch in Greenport and in Catskill, New York, as well as the renovation of a building in Catskill, New York which is now being utilized by back-office operations, and the ongoing construction of another new branch to be located in Chatham, New York.  Depreciation expense amounted to $978,000 and $827,000 for the fiscal years ended June 30, 2007 and 2006.  The increased depreciation expense is the result of the opening of the two new branch offices and the new operations center.

Deposits

Total deposits increased to $284.2 million at June 30, 2007 as compared to $268.3 million at June 30, 2006, an increase of $15.9 million or 5.9%.  The Bank of Greene County and Greene County Commercial Bank continued to draw new and existing customers to its deposit products.  The emphasis over the last several years has been to attract new deposits, particularly the core type deposits such as checking and savings.  The focus of advertising and marketing efforts has been on commercial type accounts and retail deposits.  The campaign to attract new customers using free gift offers continues to be successful. The Company has seen a shift from savings and money market deposits to NOW deposits as customers try to shop for the best rates while still maintaining liquidity. Interest bearing checking accounts (NOW accounts)  increased $23.8 million or 73.7% to $56.1 million at June 30, 2007 as compared to $32.3 million at June 30, 2006.  These deposits increased as a percentage of total deposits from 12.0% at June 30, 2006 to 19.7% at June 30, 2007.   Noninterest bearing deposits increased $2.5 million or 6.0% to $44.0 million at June 30, 2007 as compared to $41.5 million at June 30, 2006.  Savings accounts declined by $16.0 million to $71.8 million at June 30, 2007 as compared to $87.8 million at June 30, 2006.  Money market accounts decreased by $7.6 million, or 16.8%, to $37.7 million at June 30, 2007 as compared to $45.3 million at June 30, 2006.  Certificates of deposit increased by $13.2 million or 21.5% to $74.6 million at June 30, 2007 as compared to $61.4 million at June 30, 2006 as a result of depositors taking advantage of the competitive yields offered within the current interest rate environment.

	At June 30,
	2007		2006
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio
Noninterest bearing deposits	$44,020	15.5%	$41,503	15.5%
Certificates of deposit	74,563	26.2	61,370	22.9
Savings deposits	71,830	25.3	87,776	32.7
Money market deposits	37,710	13.3	45,348	16.9
NOW deposits	56,053	19.7	32,253	12.0
Total deposits	$284,176	100.0%	$268,250	100.0%

Shareholders’ equity

Shareholders’ equity increased to $35.4 million at June 30, 2007 compared to $33.6 million at June 30, 2006 primarily as a result of net income of $2.3 million and a $347,000 decrease in unrealized loss, net of income taxes, in our available for sale portfolio partially offset by dividend payments amounting to $885,000. In addition, shareholders’ equity increased $205,000 as a result of ESOP shares earned and allocated during the fiscal year, $96,000 due to tax benefits related to stock options, and $24,000 as a result of the issuance of 5,820 shares of common stock from treasury shares upon option exercises under the 2000 Stock Option Plan, which was mostly offset by a $212,000 decrease as a result of cash paid in exchange for the surrender of stock options.  No new stock-based compensation awards were granted during fiscal 2007 and 2006.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2007 AND JUNE 30, 2006

Net interest income

Net interest income is a function of interest income and interest expense.  Net interest income for the fiscal year ended June 30, 2007 amounted to $10.5 million as compared to $10.7 million for the fiscal year ended June 30, 2006, a decrease of $145,000, or 1.4%. As previously illustrated in the rate / volume and average balance sheet tables, the increase in the rates paid on deposits resulted in a net decline in net interest income partially offset by growth in most categories of average interest earning assets, particularly loans, and interest bearing liabilities, except savings deposits and borrowings.  As a result of the increased rates paid on deposits, net interest spread declined 38 basis points to 3.07% for the fiscal year ended June 30, 2007 as compared to 3.45% for the fiscal year ended June 30, 2006.  Net interest margin decreased 26 basis points to 3.58% for the fiscal year ended June 30, 2007 as compared to 3.84% for the fiscal year ended June 30, 2006.

Interest income

Interest income for the fiscal year ended June 30, 2007 amounted to $17.0 million as compared to $14.8 million for the fiscal year ended June 30, 2006, an increase of $2.2 million or 14.9%.  This increase is a result of the growth in interest earning assets as well as the increase in yield on these assets.  Interest income is derived from loans, securities and other interest earning assets.  Total average interest earning assets increased to $294.6 million for fiscal 2007 as compared to $278.6 million for fiscal 2006, an increase of $16.0 million or 5.7%.   The yield earned on such assets increased 45 basis points to 5.77% for fiscal 2007 as compared to 5.32% for fiscal 2006.

Interest income earned on loans amounted to $13.3 million for the year ended June 30, 2007 as compared to $11.4 million for the year ended June 30, 2006.  Average loans outstanding increased $24.6 million, or 13.9%, to $201.5 million for fiscal 2007 as compared to $176.9 million for fiscal 2006.  The yield on such loans increased 15 basis points to 6.59% for fiscal 2007 as compared to 6.44% for fiscal 2006.

Interest income earned on securities (excluding FHLB stock) increased to $3.2 million for fiscal 2007 as compared to $2.9 million for fiscal 2006.  The average balance of securities decreased $7.2 million, or 8.0%, to $82.6 million for the period ended June 30, 2007 as compared to $89.8 million for the period ended June 30, 2006.  The average yield on such securities increased by 58 basis points to 3.86% for fiscal 2007 as compared to 3.28% for fiscal 2006.  Principal payments on securities, including mortgage-backed securities, amounted to $14.0 million and maturities amounted to $6.5 million during fiscal 2007.  These cash inflows often were reinvested in higher yielding securities due to the current interest rate environment resulting in the increasing yield.  Purchases of U.S. agency securities amounted to $10.7 million, state and political subdivision securities purchases amounted to $4.2 million and mortgage-backed securities purchases (including CMOs – collateralized mortgage obligations) amounted to $5.5 million during fiscal 2007.  As a result of these purchases, the portfolio composition has shifted more toward U.S. agency securities and state and political subdivision securities.  No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the off-set expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds and interest bearing deposits amounted to $491,000 for the year ended June 30, 2007 as compared to $422,000 for the year ended June 30, 2006, an increase of $69,000 or 16.4%.  The primary factor that contributed to this increase was an increase in yield of 119 basis points on federal funds and 99 basis points on interest bearing bank balances.  Interest earned on FHLB stock decreased to $34,000 for fiscal 2007 as compared to $60,000 for fiscal 2006, primarily due to a partial redemption of the stock during fiscal 2006.

Interest expense

Interest expense for the fiscal year ended June 30, 2007 amounted to $6.4 million as compared to $4.1 million for the fiscal year ended June 30, 2006, an increase of $2.3 million, or 56.1%.  This increase was the result of an increase in rates paid as well as growth in interest bearing liabilities.  Interest expense included interest on deposits as well as borrowings.  Total average interest bearing liabilities increased to $238.3 million for fiscal 2007 as compared to $221.7 million for fiscal 2006, an increase of $16.6 million, or 7.5%.  The rate paid on such liabilities increased 83 basis points to 2.70% for fiscal 2007 as compared to 1.87% for fiscal 2006.

Interest expense paid on savings and money market accounts amounted to $2.4 million for the year ended June 30, 2007 as compared to $2.0 million for the year ended June 30, 2006, an increase of $353,000, or 17.4%.  The average balance of savings and money market accounts decreased by $14.4 million to $119.3 million for the year ended June 30, 2007 as compared to $133.7 million for the year ended June 30, 2006.  The rate paid on savings and money market accounts increased 48 basis points to 2.00% for fiscal 2007 as compared to 1.52% for fiscal 2006.  Consumers have continued to move money out of savings and money market accounts and into certificates of deposit due to the increases in market interest rates during fiscal 2007.

Interest expense paid on NOW accounts amounted to $1.3 million for the year ended June 30, 2007 as compared to $235,000 for the year ended June 30, 2006.  The average balance of NOW accounts increased to $48.1 million for fiscal 2007 as compared to $25.4 million for fiscal 2006, an increase of $22.7 million.  The average rate paid on NOW accounts increased 170 basis points to 2.62% for fiscal 2007 as compared to 0.92% for fiscal 2006.  The significant increase in the rate paid on NOW accounts is due to the growth of balances within the tiered-rate checking products offered. Greene County Commercial Bank’s NOW account deposits grew by $7.5 million as of June 30, 2007 to $11.7 million from $4.2 million as of June 30, 2006.

Interest expense paid on certificates of deposit amounted to $2.6 million for the year ended June 30, 2007 as compared to $1.6 million for the year ended June 30, 2006, an increase of $1.0 million.  The average balance on certificates of deposit increased to $65.9 million for the year ended June 30, 2007 as compared to $56.8 million for the year ended June 30, 2006.  The higher rates paid on new or renewing certificates of deposit contributed to an increase in average rate paid of 107 basis points to 3.96% for fiscal 2007 as compared to 2.89% for fiscal 2006.

Interest expense on borrowings amounted to $185,000 for fiscal 2007 as compared to $229,000 for fiscal 2006, as the average balance of borrowings decreased to $5.0 million from $5.7 million when comparing the years ended June 30, 2007 and 2006.  The rate paid on such borrowings decreased 35 basis points to 3.70% for fiscal 2007 as compared to 4.05% for fiscal 2006.  The decline in both average balance and rate in fiscal 2007 was due to the maturity of $2.5 million of the borrowed funds in October 2005 for which the Company was paying a rate of 6.8%.  This borrowing was not replaced at maturity.

Provision for loan losses

The provision for loan losses increased to $279,000 for the fiscal year ended June 30, 2007 as compared to $200,000 for the fiscal year ended June 30, 2006.  Loan growth has contributed to the higher provision levels.    The increase in the level of provision was partially a result of growth in the loan portfolio and an increase in the amount of loan charge-offs, which were associated with the overdraft protection program.  Net charge-offs associated with the overdraft protection program increased $45,000, or 84.9%, to $98,000, when comparing the years ended June 30, 2007 and 2006.

Noninterest income

Noninterest income amounted to $3.9 million for the fiscal year ended June 30, 2007 compared to $3.1 million for the fiscal year ended June 30, 2006, an increase of $829,000 or 26.6%.  A pretax gain of approximately $257,000 related to the sale of the old Coxsackie branch building was one of the most significant items contributing to the improvement in noninterest income.  Also contributing to this increase was income from service charges which increased $381,000 to $2.2 million for fiscal year 2007 compared to $1.8 million for fiscal year 2006, due to higher levels of insufficient funds charges collected as a result of changes implemented in the Overdraft Privilege Program.    Debit card fees increased to $611,000 in fiscal 2007 from $510,000 in fiscal 2006 due to higher levels of customer usage.

Noninterest expense

Noninterest expense amounted to $11.0 million for the fiscal year ended June 30, 2007 as compared to $10.5 million for the fiscal year ended June 30, 2006, an increase of $509,000 or 4.8%.  Salaries and employee benefits decreased $73,000 when comparing fiscal year ended June 30, 2007 and 2006.    Retirement expense decreased $483,000 for the fiscal year ended June 30, 2007 primarily as a result of discontinuing the accrual of benefits under the defined benefit pension plan beginning July 1, 2006.  This decrease was partially offset by an increase in 401(k) contribution expense of $52,000 for the fiscal year ended June 30, 2007 resulting from increases in employer match beginning July 1, 2006 and January 1, 2007.  Also offsetting this decrease was higher salaries expenses which increased by $415,000 for the fiscal year ended June 30, 2007 due primarily to the staffing of two new branch offices which opened in February and March 2007 as well as several new positions within the commercial lending department.

Occupancy expense and equipment and furniture expense increased approximately $294,000 when comparing the fiscal year ended June 30, 2007 and 2006 due to higher utility costs, building maintenance and increased depreciation expense associated with the relocated Cairo and Coxsackie branches, the opening of the new operations center in Catskill and the opening of two new branches in Catskill and Greenport.

All other noninterest expenses, in the aggregate, increased approximately $288,000, or 9.1% when comparing the fiscal year ended June 30, 2007 and 2006 due to increased marketing costs, office supplies and various other costs associated with the opening of two new branch locations, increased legal and professional fees and assessments resulting from the conversion of the bank from a New York State chartered financial institution to a Federally chartered institution.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the revenue generated for the given year and certain regulatory requirements.  The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation.  The effective rate for fiscal 2007 was 28.7% as compared to 27.0% the prior year.

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

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of securities.  Purchases of securities totaled $20.5 million and $17.5 million for the years ended June 30, 2007 and 2006, respectively.  These activities were funded primarily through deposit growth, and principal payments on loans and securities.  Loan sales did not provide an additional source of liquidity during the years ended June 30, 2007 and 2006, as Greene County Bancorp, Inc. originates loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $15.9 million and $15.0 million for the years ended June 30, 2007 and 2006, respectively.  The level of interest rates and products offered by local competitors are some factors affecting deposit flows.  The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis.  Excess short-term liquidity is usually invested in overnight federal funds.  In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County.  During fiscal year 2007, The Bank of Greene County’s maximum borrowing reached $5.2 million and minimum amounted to $5.0 million from the FHLB.  The $5.0 million borrowing at June 30, 2007 consisted of one loan which matures in October 24, 2013, and is convertible to current rates if certain conditions are met, including three-month LIBOR at or above 7.5%.

Mortgage commitments totaled $6.0 million at June 30, 2007 and were comprised of $4.0 million in commitments to originate residential mortgages and $2.0 million in commercial mortgages.  Another $18.1 million in unused lines of credit, including $4.0 million in commercial lines of credit, $8.1 million in overdraft lines of credit and premium overdraft privilege and $6.0 million in home equity lines of credit were outstanding at June 30, 2007.      Construction loans-in-process amounted to $2.6 million as of June 30, 2007.  Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments.  Certificate of deposits scheduled to mature in one year or less from June 30, 2007, totaled $59.6 million.  Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2007 and 2006, The Bank of Greene County and Greene County Commercial Bank exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the financial statements.  Shareholders’ equity represented 10.9% of total consolidated assets at June 30, 2007, and at June 30, 2006.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts.  The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period.  At June 30, 2007, cash and cash equivalents totaled $14.0 million, or 4.3% of total assets.

The following table sets forth a summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2007 and 2006.   Closing market price information is stated at the quarter end dates indicated.  During the fiscal year ended June 30, 2007 and 2006, the MHC waived its right to receive dividends.

	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2007
Loans receivable, net	$196,406	$202,113	$204,865	$207,280
Deposits	269,459	271,120	280,213	284,176

Interest income	4,071	4,223	4,237	4,454
Interest expense	1,422	1,593	1,638	1,789
Net interest income	2,649	2,630	2,599	2,665
Provisions of loan losses	45	66	83	85
Noninterest income	891	1,203	840	1,007
Noninterest expense	2,433	2,661	2,897	3,046
Income before provision for income taxes	1,062	1,106	459	541
Net income	754	757	379	369
Earnings per common share - Basic	0.18	0.18	0.09	0.09
Earnings per common share – Diluted	0.18	0.18	0.09	0.09
Market price (NASDAQ:GCBC)
High	16.00	15.96	15.70	14.70
Low	14.00	14.27	13.55	13.35
Close	14.00	15.50	14.39	13.60
Cash Dividends	0.23	---	0.25	---

FISCAL 2006
Loans receivable, net	$168,485	$175,865	$182,756	$190,093
Deposits	249,696	256,031	259,929	268,250

Interest income	3,636	3,553	3,732	3,904
Interest expense	906	940	1,063	1,228
Net interest income	2,730	2,613	2,669	2,676
Provisions of loan losses	30	30	40	100
Income before provision for income taxes	937	725	789	621
Net income	656	527	574	486
Earnings per common share - Basic	0.16	0.13	0.14	0.12
Earnings per common share – Diluted	0.16	0.13	0.14	0.12
Market price (NASDAQ:GCBC)
High	19.00	19.00	16.40	15.50
Low	17.35	13.84	13.92	14.30
Close	18.89	15.10	14.50	14.80
Cash Dividends	0.22	---	0.23	---

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Capital Market under the symbol “GCBC”.  As of August 15, 2007 Greene County Bancorp, Inc. had fifteen registered market makers, 551 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 4,151,566 shares outstanding.  As of such date, Greene County Bancorp, MHC (the “MHC”), Greene County Bancorp, Inc.’s mutual holding company, held 2,304,632 shares of common stock or 55.6% of total shares outstanding.  Consequently, shareholders other than the Mutual Company held 1,846,934 shares.

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements which may impact the Company’s financial statements are discussed within Note 1 Summary of significant accounting policies in the Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Greene County Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Greene County Bancorp, Inc. and Subsidiaries (collectively the “Company”) as of June 30, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and Subsidiaries as of June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in United States of America.

As discussed in Note 9 to the consolidated financial statements, the Company changed its method of accounting for share-based payments in 2007.

/s/: Beard Miller Company LLP
Beard Miller Company LLP
Pine Brook, New Jersey
August 22, 2007

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
 (In thousands, except share and per share amounts)
	June 30,
ASSETS	2007	2006
Cash and due from banks	$11,127	$12,218
Federal funds sold	2,899	3,634
Total cash and cash equivalents	14,026	15,852

Securities available for sale, at fair value	87,184	87,267
Federal Home Loan Bank stock, at cost	657	643

Loans	208,705	191,429
Less: Allowance for loan losses	(1,486)	(1,314)
Unearned origination fees and costs, net	61	(22)
Net loans receivable	207,280	190,093

Premises and equipment	13,712	10,805
Accrued interest receivable	1,955	1,736
Prepaid expenses and other assets	1,012	1,169
Total assets	$325,826	$307,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest bearing deposits	$44,020	$41,503
Interest bearing deposits	240,156	226,747
Total deposits	284,176	268,250

Borrowings from FHLB	5,000	5,000
Accrued expenses and other liabilities	1,235	734
Total liabilities	290,411	273,984

Shareholders’ equity
Preferred stock
Authorized 1,000,000 shares; Issued - None	---	---
Common stock, par value $.10 per share;
Authorized: 12,000,000 shares
Issued: 4,305,670 shares
Outstanding: 4,151,066 shares at June 30, 2007;
4,145,246 shares at June 30, 2006	431	431
Additional paid-in capital	10,319	10,300
Retained earnings	25,962	24,588
Accumulated other comprehensive loss	(400)	(747)
Treasury stock, at cost: 154,604 shares at June 30, 2007;
160,424 shares at June 30, 2006	(828)	(860)
Unearned ESOP shares, at cost	(69)	(131)
Total shareholders’ equity	35,415	33,581
Total liabilities and shareholders’ equity	$325,826	$307,565

   See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
 (In thousands, except share and per share amounts)
	Years Ended June 30,
	2007	2006
Interest income:
Loans	$13,271	$11,396
Investment securities – taxable	704	454
Mortgage-backed securities	1,409	1,525
Tax exempt securities	1,110	1,028
Interest bearing deposits and federal funds sold	491	422
Total interest income	16,985	14,825

Interest expense:
Interest on deposits	6,257	3,908
Interest on borrowings	185	229
Total interest expense	6,442	4,137

Net interest income	10,543	10,688

Less: Provision for loan losses	279	200

Net interest income after provision for loan losses	10,264	10,488

Noninterest income:
Service charges on deposit accounts	2,160	1,779
Debit card fees	611	510
Investment services	248	186
Gain (loss) on sale of premises and equipment	258	(66)
Other operating income	664	703
Total noninterest income	3,941	3,112

Noninterest expense:
Salaries and employee benefits	5,892	5,965
Occupancy expense	823	613
Equipment and furniture expense	864	780
Service and data processing fees	981	981
Computer software, supplies and support	271	210
Office supplies	218	133
Other	1,988	1,846
Total noninterest expense	11,037	10,528

Income before provision for income taxes	3,168	3,072

Provision for income taxes:
Current	881	891
Deferred	28	(62)
Total provision for income taxes	909	829

Net income	$2,259	$2,243

Basic EPS	$0.55	$0.55
Basic average shares outstanding	4,125,126	4,099,857
Diluted EPS	$0.54	$0.54
Diluted average shares outstanding	4,193,435	4,179,938
Dividends per share	$0.48	$0.45
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Years Ended June 30,
	2007	2006

Net income	$2,259	$2,243

Other comprehensive income(loss):

Unrealized holding gain (loss) arising during the years
ended June 30, 2007 and 2006, net of tax expense (benefit)
of $222 and ($580), respectively.	347	(910)

Comprehensive income	$2,606	$1,333

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2007 and 2006
(In thousands)

				Accumulated
		Additional		Other		Unearned	Total
	Common	Paid – In	Retained	Comprehensive	Treasury	ESOP	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Stock	Shares	Equity
Balance at
June 30, 2005	$431	$10,129	$23,168	$163	($942)	($196)	$32,753

ESOP shares earned		177				65	242

Tax effect of options exercised		16					16

Options exercised		(22)			82		60

Dividends declared			(823)				(823)

Net income			2,243				2,243

Unrealized loss on securities, net				(910)			(910)
Balance at
June 30, 2006	431	10,300	24,588	(747)	(860)	(131)	33,581

ESOP shares earned		143				62	205

Tax effect of options exercised/surrendered		96					96

Options exercised		(8)			32		24

Options surrendered		(212)					(212)

Dividends declared			(885)				(885)

Net income			2,259				2,259

Unrealized gain on securities, net				347			347
Balance at
June 30, 2007	$431	$10,319	$25,962	($400)	($828)	($69)	$35,415

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended June 30,
	2007	2006
Cash flows from operating activities:
Net Income	$2,259	$2,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	978	827
Deferred income tax expense (benefit)	28	(62)
Net amortization of premiums and discounts	677	1,574
Provision for loan losses	279	200
ESOP shares earned	205	242
Net (gain) loss on sale of premises and equipment	(258)	66
Net increase in accrued interest receivable	(219)	(163)
Net increase in prepaid expenses and other assets	(101)	(121)
Excess tax benefits from share-based payment arrangements	(96)	(16)
Net increase in accrued income taxes	104	75
Net increase (decrease) in other liabilities	501	(469)
Net cash provided by operating activities	4,357	4,396

Cash flows from investing activities:
Proceeds from maturities of securities	6,489	8,579
Purchases of securities	(20,473)	(17,464)
Principal payments on securities	13,959	17,405
Net (purchase) redemption of Federal Home Loan Bank Stock	(14)	1,142
Net increase in loans receivable	(17,466)	(26,001)
Proceeds from sale of premises and equipment	351	262
Purchases of premises and equipment	(3,978)	(4,164)
Net cash used by investing activities	(21,132)	(20,241)

Cash flows from financing activities:
Repayments on borrowings from FHLB	---	(2,500)
Payment of cash dividend	(885)	(823)
Proceeds from stock options exercised	24	60
Payment for stock options surrendered	(212)	---
Excess tax benefits from share-based payment arrangements	96	16
Net increase in deposits	15,926	15,013
Net cash provided by financing activities	14,949	11,766

Net decrease in cash and cash equivalents	(1,826)	(4,079)

Cash and cash equivalents at beginning of year	15,852	19,931

Cash and cash equivalents at end of year	$14,026	$15,852

Cash paid during year for:
Interest	$6,420	$4,130
Income taxes	$773	$754
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

Nature of Operations

Greene County Bancorp, Inc.’s primary business is the ownership and operation of its subsidiaries.  The Bank of Greene County has nine full-service offices and an operations center located in its market area consisting of Greene County, Columbia County and southern Albany County, New York.    The Bank of Greene County is primarily engaged in the business of attracting deposits from the general public in The Bank of Greene County’s market area, and investing such deposits, together with other sources of funds, in loans and investment securities.  Greene County Commercial Bank’s primary business is to attract deposits from and provide banking services to local municipalities.

Charter

Greene County Bancorp, Inc. is a Federal corporation regulated by the Office of Thrift Supervision (the “OTS”).  Greene County Bancorp, Inc’s subsidiary bank, The Bank of Greene County (the “Bank”), and the parent mutual holding company (the “MHC”) are also federally chartered.

The Federal Charter permits the MHC to waive the receipt of dividends paid by Greene County Bancorp, Inc. without causing dilution to the ownership interest of Greene County Bancorp, Inc.’s minority stockholders in the event of a conversion of the MHC to stock form.  The waiving of dividends will increase Company resources available for stock repurchase, payment of dividends to minority stockholders, and investments.

The Bank of Greene County’s subsidiary, Greene County Commercial Bank is a New York State-chartered financial institution.

As a financial institution subsidiary of Greene County Bancorp, Inc., The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period.  A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter.  At June 30, 2007, The Bank of Greene County maintained 89.7% of its portfolio assets in qualified thrift investments.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold.  The amounts of interest bearing deposits included as cash equivalents at June 30, 2007 and 2006 were $7,104,000 and $7,108,000, respectively.

Securities

Greene County Bancorp, Inc. has classified its investments in debt and equity securities as available for sale.  Available for sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders’ equity, net of applicable income taxes.

Realized gains or losses on security transactions are reported in earnings and computed using the specific identification cost basis.  Fair values of securities are based on quoted market prices, where available.  Amortization of bond premiums and accretion of bond discounts are amortized over the expected life of the securities using the interest method.  Any security for which there has been an other-than-temporary impairment of value is written down to estimated market value as a realized loss.

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

Other Real Estate Owned (OREO)

OREO consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans.  OREO is initially recorded at fair value (less estimated costs to sell) at the date the collateral is acquired and any difference is charged to the Allowance for loan losses at this time.  Subsequently, management reviews the value of such collateral and write-downs, if any, are charged to expense.  All expenses and income related to OREO are included in results of operations.

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

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for subsequent issuance.  From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors.  Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan.  No purchases of treasury stock were made during fiscal 2007 or 2006.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula.  The stock is carried a cost.

Advertising

Greene County Bancorp, Inc. follows a policy of charging the costs of advertising to expense as incurred.  Advertising costs included in other operating expenses were $203,000 and $130,000 for the years ended June 30, 2007 and 2006, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from us, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Earnings Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period.  Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares that would have been outstanding under the treasury stock method if all potentially dilutive common shares (such as stock options) issued became vested during the period.  Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for either the basic or diluted earnings per share calculations.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments.”  SFAS No. 155 amends SFAS Nos. 133 and 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments.  Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis.  SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.  The Company adopted the provisions of SFAS No. 155, as applicable, beginning on July 1, 2007.  Adoption of SFAS No. 155 will have no material impact on the Company's financial position, results of operations or cash flows.

 In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140.” SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Company was on July 1, 2007.  Adoption of SFAS No. 156 will have no material effect on its consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position only if the Company has determined, based on the technical merits of the tax position, that the tax position would more likely than not be sustained upon an examination by the appropriate taxing authority. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The adoption of FIN 48, effective July 1, 2007, will not have a material effect on consolidated financial position, results of operations or cash flows.

In May 2007, the FASB issued FASB Staff Position (FSP) FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48” (FSP FIN 48-1).  FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  FSP FIN 48-1 is effective retroactively to January 1, 2007.  The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 on its consolidated financial position, results of operations and cash flows.

On September 29, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company’s fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008.   The implementation of this standard did not have any impact on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115”  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS No. 159 is effective for the Company beginning July 1, 2008.  The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

In March 2007, the FASB ratified EITF Issue No. 06-11 “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.”  EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase to additional paid-in capital.  EITF 06-11 is effective for fiscal years beginning after September 15, 2007.  The Company does not expect EITF 06-11 will have a material impact on its consolidated financial statements.

Note 2.  Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks, was $306,000 and $3.4 million at June 30, 2007 and 2006, respectively.

Note 3.  Securities

Securities available-for-sale at June 30, 2007, consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
U.S. Government agencies	$19,735	$29	$(136)	$19,628
State and political subdivisions	29,288	26	(280)	29,034
Mortgage-backed securities	38,456	117	(416)	38,157
Asset-backed securities	76	---	---	76
Total debt securities	87,555	172	(832)	86,895
Other securities	284	5	---	289
Total securities available-for-sale	$87,839	$177	$(832)	$87,184

Securities available-for-sale at June 30, 2006, consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
U.S. Government agencies	$11,138	$4	$(152)	$10,990
State and political subdivisions	30,284	23	(368)	29,939
Mortgage-backed securities	46,224	71	(805)	45,490
Asset-backed securities	94	---	(1)	93
Corporate debt securities	501	---	---	501
Total debt securities	88,241	98	(1,326)	87,013
Other securities	250	4	---	254
Total securities available-for-sale	$88,491	$102	$(1,326)	$87,267

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2007.

	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(in thousands)
U.S. Government agencies	$10,297	$71	$4,717	$65	$15,014	$136
State and political subdivisions	90	1	12,636	279	12,726	280
Mortgage-backed securities	3,855	3	23,422	413	27,277	416
Total temporary impaired securities	$14,242	$75	$40,775	$757	$55,017	$832

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

Management does not believe any individual unrealized loss as of June 30, 2007 represented an “other-than-temporary” impairment.  At June 30, 2007, there were 19 securities which have been in a continuous unrealized loss position for 12 months or less and 87 securities with a continuous unrealized loss position of more than 12 months.  The unrealized losses reported for mortgage-backed securities related to securities issued by FHLMC, FNMA and GNMA.  No securities comprising the temporarily impaired securities were individually significant and such impairments were generally considered to be a function of the current interest rate environment.  Additionally, management has both the intent and ability to hold these securities for the time necessary to recover their amortized cost.

The estimated fair value of debt securities at June 30, 2007, by contractual maturity are shown below.  Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After	After
	In	One Year	Five Years
	One Year	Through	Through	After
	Or Less	Five Years	Ten Years	Ten Years	Total
(In thousands)
U.S. Government agencies	$ 2,996	$ 16,350	$ 282	$ --	$19,628
State and political subdivisions	6,224	11,843	7,667	3,300	29,034
Mortgage-backed securities	1,976	15,571	9,315	11,295	38,157
Asset-backed securities	---	---	---	76	76
Total debt securities	11,196	43,764	17,264	14,671	86,895
Other securities	289	---	---	---	289
Total securities available-for-sale	$11,485	$43,764	$17,264	$14,671	$87,184
Weighted average yield	4.40%	4.01%	4.18%	4.54%	4.18%

During fiscal year 2007 and 2006, there were no sales of available-for-sale securities.     As of June 30, 2007 and 2006, securities with an aggregate fair value of $34.4 million and $27.3 million, respectively, were pledged as collateral for deposits in excess of $100,000 for various municipalities placing deposits with Greene County Commercial Bank.  Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2007 or 2006.

Note 4.  Loans

Major classifications of loans at June 30, 2007 and 2006 are summarized as follows:

(In thousands)	2007	2006
Real estate mortgage loans:
Residential	$150,215	$140,253
Commercial	25,740	23,284
Home equity loans	19,719	16,486
Commercial loans	8,391	7,390
Installment loans to individuals	4,057	3,384
Passbook loans to individuals	583	632
Total loans	$208,705	$191,429

At June 30, 2007 and 2006, loans to officers and directors were not significant.  At June 30, 2007 and 2006, construction and land loans, which are included above in real estate mortgage loans, amounted to $9.6 million and $8.7 million, respectively.

Changes in the allowance for loan losses for the respective years ended June 30 were as follows:

(In thousands)	2007	2006

Balance, beginning of year	$1,314	$1,236
Provision charged to expense	279	200
Loans charged off	(193)	(187)
Recoveries	86	65
Balance, at end of year	$1,486	$1,314

During fiscal years 2007 and 2006, The Bank of Greene County had no impaired loans.  Accordingly, no specific valuation allowance for impaired loans was recorded.  Nonaccrual loans amounted to $682,000 and $7,000 at June 30, 2007 and 2006, respectively.  Interest income related to nonaccrual loans was not material in fiscal years 2007 and 2006.

Note 5.  Premises and Equipment

A summary of premises and equipment at June 30, 2007 and 2006, is as follows:

(In thousands)	2007	2006

Land	$1,987	$1,875
Building and improvements	11,577	8,773
Furniture and equipment	5,214	4,325
Less: accumulated depreciation	(5,066)	(4,168)
Total premises and equipment	$13,712	$10,805

Note 6.  Deposits

Major classifications of deposits at June 30, 2007 and 2006, are summarized as follows:

(In thousands)	2007	2006

Noninterest bearing checking	$44,020	$41,503
Interest bearing deposits:
Certificates of deposit	74,563	61,370
Savings deposits	71,830	87,776
Money market deposits	37,710	45,348
NOW deposits	56,053	32,253
Total interest bearing deposits	240,156	226,747

Total deposits	$284,176	$268,250

Advance payments by borrowers for taxes and insurance totaling $3,741,000 and $3,185,000 at June 30, 2007 and 2006 respectively are included in savings deposits.

The following indicates the amount of certificates of deposit by time remaining to maturity as of June 30, 2007 and 2006.

(In thousands)	3 months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

As of June 30, 2007:
Certificates of deposit less than $100,000	$21,791	$18,630	$7,732	$12,488	$60,641
Certificates of deposit $100,000 or more	5,105	3,986	2,371	2,460	13,922
Total certificates of deposit	$26,896	$22,616	$10,103	$14,948	$74,563

As of June 30, 2006:
Certificates of deposit less than $100,000	$9,345	$12,287	$17,462	$11,660	$50,754
Certificates of deposit $100,000 or more	4,040	1,428	2,659	2,489	10,616
Total certificates of deposit	$13,385	$13,715	$20,121	$14,149	$61,370

Scheduled maturities of certificates of deposit at June 30, 2007 were as follows:

(In thousands)
Fiscal year end
2008	$59,615
2009	11,608
2010	2,012
2011	1,328
$74,563

Note 7.  Borrowings

At June 30, 2007, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $29.6 million with the Federal Home Loan Bank.  No amounts were outstanding on these lines at June 30, 2007.  Interest on these lines is determined at the time of borrowing.  In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates.  The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.   At June 30, 2007, approximately $100 million of collateral was available to be pledged against potential borrowings at the FHLB.  The $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2007, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

At June 30, 2007 and 2006, The Bank of Greene County had the following borrowings:

Amount	Rate	Maturity Date
(In thousands)
$5,000	3.64% - Convertible	10/24/2013
$5,000

Note 8.  Employee Benefits Plans

Defined Benefit Pension Plan
The Bank of Greene County participates in a noncontributory, multi-employer, defined benefit pension plan (the “Pension Plan”). Effective January 1, 2006, the Board of Directors of the Bank resolved to exclude from membership in the Pension Plan employees hired on or after January 1, 2006 and elected to cease additional benefit accruals to existing Pension Plan participants effective July 1, 2006.  Substantially all Bank employees who were hired before January 1, 2006 and attained the age of 21 are covered by the plan.  Under the plan, retirement benefits are primarily a function of both years of service and level of compensation.    The Bank of Greene County recognized pension expense in the amount of $306,000 and $789,000 during fiscal years 2007 and 2006, respectively.  We expect the changes adopted in fiscal 2006 to result in reduced Pension Plan expenses in the future, however, there will be some continued expense associated with this plan over the next several years.  At this point an accurate estimate for the additional expense is not available; however, such expenses are not expected to be material.

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan (the “Contribution Plan”) covering substantially all employees who have completed three months of service.  The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code.  The provisions permit employees to contribute up to 25% of their total compensation on a pre-tax basis.  In March 2006, the Board of Directors approved changes in the Contribution Plan.  The Bank of Greene County, through June 30, 2006, matched 50% of the first six percent of employee contributions for employees who had completed one year of service.  Effective July 1, 2006, The Bank of Greene County matched the employee contribution dollar for dollar for the first 2% and then 50% of the employee contribution up to the next 4%.   Effective January 1, 2007, The Bank of Greene County matched the employee contribution dollar for dollar for the first 3% and then 50% of the employee contribution up to the next 3%.  Company contributions associated with the plan amounted to $146,000 and $94,000 in fiscal 2007 and 2006, respectively.  We expect the changes made will result in increased expenses in future periods and that such increases will not be material.

ESOP
All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP.  Acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which is repayable annually with interest at the prime rate over ten years.  Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation.  Participant’s benefits become fully vested after five years of service.  ESOP expense was $205,000 and $242,000 for the years ended June 30, 2007 and 2006, respectively.  At June 30, 2007 and 2006, there were 22,175 and 36,461 shares unearned, respectively, having an aggregate market value of $302,000 and $540,000, respectively.

Note 9. Stock-based Compensation Plans

Stock Option Plan
On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan (“Option Plan”), which authorized the Board of Directors to grant up to 181,898 shares of Common Stock.  On March 28, 2000, the Board of Directors granted 181,880 options to buy stock under the Option Plan at an exercise price of $3.94, the fair value of the stock on that date.  These options have a 10-year term and vested ratably over the 5-year vesting period.  On March 19, 2002, the Board of Directors granted 12,000 options that were previously forfeited by a former employee.  These options have an exercise price of $9.20, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter, and a term of 10 years.  During fiscal years ended June 30, 2007 and 2006, Greene County Bancorp Inc. issued 5,820 shares and 15,340 shares, respectively, from treasury stock for options exercised under the Option Plan.  In June 2007, the Company cancelled 21,600 options in exchange for cash upon the retirement of the former President and CEO.  The exchange rate was equal to the closing stock price on the day of retirement less the option exercise price.

Through June 30, 2006, the Company accounted for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which required the measurement of the fair value of stock options or warrants granted to employees to be included in the statement of operations or, alternatively, disclosed in the notes to consolidated financial statements.  The Company elected to account for stock-based compensation of employees under the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations and elected the disclosure-only alternative under SFAS No. 123.  Accordingly no stock-based compensation cost was reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.  The Company adopted SFAS 123(R), “Share-Based Payment” effective July 1, 2006.  SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that the employees provide service in exchange for the award.  Public companies were required to adopt the standard using a modified prospective method and they were given the option to elect to restate prior periods using the modified retrospective method.  Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption of previously issued and outstanding awards over the remaining vesting period of such awards.  Greene County Bancorp, Inc. chose the modified prospective method.  However, since all outstanding options vested prior to June 30, 2006, there is no stock-based compensation expense recorded in the fiscal year ended June 30, 2007.

SFAS No. 123 requires companies not using a fair value based method of accounting for stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied. For the purposes of pro forma disclosures, the estimated fair value of stock options is amortized to expense over their assumed vesting periods.  The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to all stock-related compensation prior to July 1, 2006.  The fair value of each option grant has been estimated using the Black-Scholes option-pricing model.

	2006
	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
(in thousands, except per share amounts)
As reported	$2,243	$0.55	$0.54
Deduct: Total stock-based compensation expense (1)	1
Pro Forma	$2,242	$0.55	$0.54
(1) Determined under fair value based method for all awards, net of related tax effects.

The following table summarizes stock option activity:
	2007		2006
		Weighted average		Weighted average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	100,084	$4.38	115,424	$4.33
Shares granted	---	---	---	---
Exercised	(5,820)	$3.94	(15,340)	$3.94
Surrendered	(21,600)	$3.94	---	---
Forfeited	---	---	---	---
Outstanding at year end	72,664	$4.55	100,084	$4.38
Exercisable at year end	72,664	$4.55	100,084	$4.38

The following table presents stock options outstanding and exercisable at June 30, 2007:

Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$3.94	64,164	2.75	$3.94
$9.20	8,500	4.75	$9.20
$3.94-$9.20	72,664	2.98	$4.55

The total intrinsic value of the options outstanding and exercisable at June 30, 2007 was approximately $657,000.  The total intrinsic value of the options exercised during the years ended June 30, 2007 and 2006 was approximately $272,000 and $176,000 respectively.

Note 10. Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2007	$2,259,000
Basic		4,125,126	$0.55
Effect of dilutive stock options		68,309	(0.01)
Diluted		4,193,435	$0.54

Fiscal year ended
June 30, 2006	$2,243,000
Basic		4,099,857	$0.55
Effect of dilutive stock options		80,081	(0.01)
Diluted		4,179,938	$0.54

Note 11.  Income Taxes

The provision for income taxes consists of the following:

(In thousands)	2007	2006
Current:
Federal	$636	$711
State	245	180
Total current	881	891
Deferred	28	(62)
Total income tax expense	$909	$829

The effective tax rate differs from the federal statutory rate as follows for fiscal years ended June 30 :

	2007	2006
Tax based on federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	5.11	3.87
Tax-exempt income	(11.95)	(11.84)
Other, net	1.54	0.96
Total income tax expense	28.69%	26.99%

The components of the deferred tax assets and liabilities at June 30 were as follows (in thousands):

	2007	2006
Deferred tax assets:
Allowance for loan losses	$578	$512
FAS 115	255	477
Other	8	1
Total deferred tax assets	841	990

Deferred tax liabilities:
Depreciation	325	252
Loan costs	138	115
Other	7	2
Total deferred tax liabilities	470	369
Net deferred tax asset	$371	$621

A portion of the change in the net deferred tax liability at June 30, 2007 and 2006 related to the unrealized gains and losses on securities available-for-sale.  The related changes in deferred tax assets and liabilities of $222,000 for fiscal 2007 and ($580,000) for fiscal 2006 were recorded directly to shareholders’ equity.

Note 12.  Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements.  The Bank of Greene County’s loan commitments are as follows at June 30, 2007:

(In thousands)
Commercial mortgage loan commitments	$2,360
Residential mortgage loan commitments	6,319
Unused portion of premium overdraft privilege	7,485
Unused portion of overdraft lines of credit	628
Unused portion of home equity lines of credit	5,991
Unused portion of commercial lines of credit	3,996
Total commitments	$26,779

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

Note 13. Operating Leases

The Bank of Greene County entered into an operating lease in connection with the Westerlo branch, which began December 1, 2000 and expires on November 30, 2010.  Under the current terms of the lease The Bank of Greene County is required to pay $900 per month or $10,800 per annum.    The Bank of Greene County also has an operating lease in connection with the branch in Hudson, New York., which began November 1, 2004 and expires on October 31, 2008. Under the current terms of the lease The Bank of Greene County is required to pay $1,000 per month or $12,000 per annum.  On July 19, 2006, The Bank of Greene County entered into an operating lease in connection with the opening of the Greenport branch.  The terms of the lease expire on July 31, 2011 and The Bank of Greene County is currently required to pay $3,000 per month or $36,000 per annum.  Operating lease expense totaled $49,000 and $22,000 for fiscal years 2007 and 2006 respectively.    Minimum lease commitments for future years ending June 30 are as follows:

(In thousands)
Fiscal year end	Annual Lease Payments
2008	$59
2009	51
2010	47
2011	40
2012	3
Total payments	$200

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

The carrying amounts and estimated fair value of financial instruments are as follows:

( in thousands)	June 30, 2007		June 30, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$14,026	$14,026	$15,852	$15,852
Securities available for sale	87,184	87,184	87,267	87,267
Federal Home Loan Bank stock	657	657	643	643
Net loans	207,280	205,637	190,093	183,787
Accrued interest receivable	1,955	1,955	1,736	1,736
Deposits	284,176	283,953	268,250	268,166
Federal Home Loan Bank borrowings	5,000	4,541	5,000	4,424
Accrued interest payable	101	101	79	79

Note 16.  Regulatory Matters

The Bank of Greene County and its’ wholly-owned subsidiary Greene County Commercial Bank are subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Commercial Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  As of June 30, 2007, the most recent notification from regulators categorized the banks as “well capitalized” under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the banks’ category.

On November 1, 2006, The Bank of Greene County converted from a New York thrift charter to a Federal thrift charter.  Prior to this conversion, both The Bank of Greene County and Greene County Commercial Bank were subject to the minimum capital requirements imposed by the Federal Deposit Insurance Corporation (“FDIC”).  As a result of the conversion, The Bank of Greene County is now subject to the minimum capital requirements imposed by the Office of Thrift Supervision, which is substantially similar to the capital requirements imposed by the FDIC.  Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County and Greene County Commercial Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital to assets (as defined), and of tangible capital (as defined) to tangible assets (as defined).  Management believes, as of June 30, 2007, that The Bank of Greene County and Greene County Commercial Bank meet all capital adequacy requirements to which they are subject.

(Dollars in thousands)					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
	Actual
The Bank of Greene County	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2007:

Total capital (to risk weighted assets)	$32,935	19.4%	$13,558	8.0%	$16,948	10.0%
Tier 1 capital (to risk weighted assets)	31,450	18.6	6,779	4.0	10,169	6.0
Tier 1 capital (to adjusted assets)	31,450	9.8	9,674	3.0	16,123	5.0
Tangible capital (to tangible assets)	31,450	9.8	4,837	1.5	---	---

As of June 30, 2006:

Total capital (to risk weighted assets)	$31,522	19.7%	$12,794	8.0%	$15,993	10.0%
Tier 1 capital (to risk weighted assets)	30,206	18.9	6,397	4.0	9,596	6.0
Tier 1 capital (to adjusted total assets)	30,206	10.1	12,001	4.0	15,001	5.0

Greene County Commercial Bank

As of June 30, 2007:

Total capital (to risk weighted assets)	$5,089	68.6%	$593	8.0%	$741	10.0%
Tier 1 capital (to risk weighted assets)	5,089	68.6	297	4.0	445	6.0
Tier 1 capital (to average assets)	5,089	11.6	1,754	4.0	2,193	5.0

As of June 30, 2006:

Total capital (to risk weighted assets)	$2,917	49.2%	$475	8.0%	$593	10.0%
Tier 1 capital (to risk weighted assets)	2,917	49.2	237	4.0	356	6.0
Tier 1 capital (to average assets)	2,917	11.8	988	4.0	1,234	5.0

Note 17.  Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial position and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2007 and 2006.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
(in thousands)

	June 30,
ASSETS	2007	2006
Cash and cash equivalents	$2,675	$1,101
Investment in subsidiaries	31,049	29,453
State and political subdivision securities at fair value	1,845	3,027
Accrued interest receivable	12	16
Prepaid expenses and other assets	88	21
Total assets	$35,669	$33,618

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	254	37
Total shareholders’ equity	35,415	33,581
Total liabilities and shareholders’ equity	$35,669	$33,618

Greene County Bancorp, Inc.
Condensed Statements of Income
(in thousands)

	Year Ended June 30,
	2007	2006
Income:
Equity in undistributed net income of subsidiaries	$1,244	$2,204
Dividend from subsidiary	1,000	---
Tax exempt securities interest	117	132
Interest bearing deposits and federal funds sold interest	43	34
Total income	2,404	2,370

Operating expenses:
Legal fees	35	19
Other	110	108
Total operating expenses	145	127

Net income	$2,259	$2,243

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
(in thousands)

	Year Ended June 30
	2007	2006
Cash flows from operating activities:
Net Income	$2,259	$2,243
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiaries	(1,244)	(2,204)
ESOP shares earned	205	242
Net amortization of premiums	5	11
Net decrease in accrued interest receivable, prepaid expenses
and other assets	35	111
Net increase (decrease) in other liabilities	217	(31)
Net cash provided by operating activities	1,477	372

Cash flow from investing activities:
Proceeds from maturities of securities	1,170	500
Purchase of securities and other investments	---	(504)
Net cash provided by (used in) investing activities	1,170	(4)

Cash flows from financing activities:
Payment of cash dividend	(885)	(823)
Stock options surrendered	(212)	---
Proceeds from exercise of stock options	24	60
Net cash used in financing activities	(1,073)	(763)

Net increase (decrease) in cash and cash equivalents	1,574	(395)

Cash and cash equivalents at beginning of period	1,101	1,496

Cash and cash equivalents at end of period	$2,675	$1,101

Note 18.  Subsequent events

On July 18, 2007, the Board of Directors declared a semi-annual dividend of $0.25 per share of Greene County Bancorp, Inc.’s common stock.  The dividend reflects an annual cash dividend rate of $0.50 per share, which is equal to the prior semi-annual dividend paid in March 2007.  The dividend will be payable to stockholders of record as of August 15, 2007, and will be paid on September 1, 2007.  It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

On August 22, 2007, the Board of Directors authorized a stock repurchase program pursuant to which the Company intends to repurchase up to 5% of its outstanding shares (excluding shares held by Greene County Bancorp, MHC, the Company’s mutual holding company), or up to 92,346 shares.  The Board of Directors also announced that the Company will begin paying a cash dividend quarterly, rather than semi-annually, beginning for the September 2007 quarter.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 5:30 p.m. on October 24, 2007, at The Bank of Greene County’s main branch located at 425 Main Street in Catskill, New York.

Stock Listing
The NASDAQ Capital Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Auditors
Beard Miller Company LLP
55 U.S. Highway 46 East
P.O. Box 676
Pine Brook, NJ 07058-0676

Transfer Agent and Registrar
Computershare Trust Services
350 Indiana Street
Golden, Colorado 80401
303-262-0600

Annual Report on Form 10-KSB
A copy of Greene County Bancorp, Inc.’s Form 10-KSB for the fiscal year ended June 30, 2007, will be furnished without charge to shareholders upon written request to the

Secretary
Greene County Bancorp, Inc.
302 Main Street
P.O. Box 470
Catskill, New York 12414

Branch and Office Locations
Catskill
P.O. Box 470
425 Main Street
Catskill, NY 12414
Telephone: 518-943-3700
Fax: 518-943-3756

Catskill Commons
100 Catskill Commons
Catskill, NY 12414
Telephone: 518-719-8060
Fax: 518-719-8063

Cairo
P.O. Box 40
230 Matthew Simons Road
Cairo, NY 12413
Telephone: 518-622-2662
Fax: 518-622-2663

Coxsackie
P. O. Box 335
2 Technology Drive
Coxsackie, NY 12051
Telephone: 518-731-2731
Fax: 518-731-2733

Chatham(opening in early 2008)
2631 Route 66
Ghent, NY 12075

Greenport
160 Fairview Avenue
Hudson, NY 12534
Telephone: 518-697-3421
Fax: 518-697-3425

Greenville
P. O. Box 688
4 Garland Lane
Greenville, NY 12083
Telephone: 518-966-5200
Fax: 518-966-4581

Hudson
Proprietor’s Hall
21 North 7th Street
Hudson, NY 12534
Telephone: 518-697-3311
Fax: 518-697-3312

Tannersville
P.O. Box 120
6176 Main Street
Tannersville, NY 12485
Telephone: 518-589-0800
Fax: 518-589-5649

Westerlo
P.O. Box 128
593 Route 143
Westerlo, NY 12193
Telephone: 518-797-3934
Fax: 518-797-3871

Executive and Administrative Center
P.O. Box 470
302 Main Street
Catskill, NY 12414
Telephone: 518-943-2600
Fax: 518-943-4431

Lending and Operations Center
P.O. Box 470
288 Main Street
Catskill, NY 12414
Lending:
Phone: 518-943-1424
Fax: 518-943-3695
Operations:
Phone: 518-943-0742
Fax: 518-943-4328

Board of Directors

Martin Smith
Chairman of the Board
Consultant to Main Bros. Oil Co., Inc.

J. Bruce Whittaker,
Former President & CEO of Greene County Bancorp, Inc.

Walter Ingalls
Former Chairman of the Board
Retired former President of GNH Lumber Co.

David Jenkins, DVM
Owner of Catskill Animal Hospital

Dennis O’Grady
Pharmacist, former owner of Mikhitarian Pharmacy

Arthur Place
Senior Partner of Arthur Place & Co., an accounting firm

Charles Schaefer
Co-owner of the law firm Deily and Schaefer

Paul Slutzky
Co-owner of Hunter Mountain Ski Area and Vice President of Frosty Land Inc., a real estate development company.