Form 10KSB, Exhibit 13
period 2008-06-30
GREENE COUNTY BANCORP INC
filed 2008-09-29
CIK 1070524

GREENE COUNTY BANCORP, INC.
2008 ANNUAL REPORT

(Cover pages)

Community Banking
TAKES TO THE STREET

FINANCIAL HIGHLIGHTS

	At and for the Years Ended June 30,

(In thousands)	2008	2007	2006	2005	2004
Total assets	$379,608	$325,826	$307,565	$294,680	$284,579
Loans receivable, net	238,440	207,280	190,093	164,292	148,937
Securities available-for-sale	97,692	87,184	87,267	98,851	104,834
Securities held-to-maturity	15,457	---	---	---	---
Deposits	321,431	284,176	268,250	253,237	243,718
Shareholders’ equity	36,267	35,415	33,581	32,753	29,826
Net interest income	12,190	10,543	10,688	10,826	9,985
Provision for loan losses	581	279	200	71	105
Total noninterest income	4,577	3,941	3,112	2,695	2,732
Total noninterest expense	12,301	11,037	10,528	9,239	8,474
Income tax provision	1,165	909	829	1,262	1,225
Net income	2,720	2,259	2,243	2,949	2,913

ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and its subsidiary, Greene County Commercial Bank.  The Company’s consolidated assets as of June 30, 2008, were $379.6 million.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill.  In 1974, the Bank changed to a New York State-chartered mutual savings bank, under the name Greene County Savings Bank.  In 1998, The Bank converted to the mutual holding company form of ownership, with the Bank changing its name to The Bank of Greene County.  A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004.  In 2006, The Bank of Greene County changed to a federally chartered savings bank.

The Bank serves Greene, Albany and Columbia counties in New York State through administrative and lending/operations centers in Catskill, and ten banking offices in Catskill-Main Street, Catskill-Commons, Cairo, Chatham, Coxsackie, Greenport, Greenville, Hudson, Tannersville and Westerlo.  The Bank of Greene County will be opening another branch in the Village of Ravena in Southern Albany County.  As part of its mission, the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

Branch and Office Locations listed and map of service area

Photos
The Bank of Greene County
SHOWS ITS STREET SMARTS
$2.5 Million Low-Interest Loan Program Highlights Entrée into Chatham Market

Kathy Stumph inherited a love for antiques from her mother and developed a love for Chatham working as a strategic planner in the local school district.  Seven years ago, when she felt it was time for a change, she opened the Welcome Home antiques shop on Main Street.  Now, more change is in the air, as she converts the store into Chatham Kids-an emporium selling clothes, unusual toys and other items for newborns and young children.  And when Kathy needed help financing the conversion, Bank of Greene County President and CEO Don Gibson was there-in person- with a low-interest loan program set up especially for Chatham businesses.

Despite his world travels, Rich Kraham, a Chatham native, believes in keeping things local.  That’s one reason he decided to work with the Bank of Greene County and Chatham branch manager Robin Siter.  Rich runs a design and marketing firm and also publishes The Chatham Press, a monthly newspaper.  After living in South America for a spell, he enlisted in the Army during the Vietnam Ware and became a Stars & Stripes reporter stationed in Germany.  He also worked in their design and marketing department.  Rich returned to Chatham in 1974 where he continues to put his writing and graphic skills to good use.

Kirk Kneller, President of the Lofgren Agency Inc., depends on the prompt and personal service he receives from Perry M. Lasher, the bank’s Vice President of Commercial Services in Chatham.  The Lofgren Agency provides personal, commercial, life and health insurance to customers in upstate New York and Connecticut.  Headquartered on Church Street in Chatham, the 27-year-old agency operates a total of four offices staffed by some 26 employees.

As heavy equipment rumbled down Main Street in Chatham, NY, spewing chunks of asphalt and cement dust, the man in the freshly pressed suit toting a basket of cookies seemed unfazed.  Bank of Greene County President Don Gibson and his team were determined to come to the aid of people distressed by a major road reconstruction project.
“It was tough for these businesses,” said Mr. Gibson.  “The road was completely closed.” So Don and his entourage went door-to-door, handing out cookies and offering help.  And the kind of help they had in mind involved a lot more than flour, butter and chocolate chips.
The bank made $2.5 million in special low-interest loans available to businesses in Chatham.  The money could be used to buy property, finance renovations, purchase inventory or for other general business purposes.  The program offered both secured loans and unsecured lines of credit.
Kathy Stumph, owner of the Welcome Home antiques store and president of the Chatham Business Alliances, was among those who obtained financing.  “All the people who took advantage of the loans are extremely appreciative,” said Ms. Stumph.  “The DOT (Department of Transportation) project that came through this spring and summer put us all in a pickle.”
“Business went way down, and a lot of us needed extra help just in terms of day-to-day operations and adding new inventory.”  Ms. Stumph is converting her antiques business into a store that sells goods for newborns and young children.  “The loan is helping me make that transition,” she added.
Rich Kraham operates a marketing firm and publishes The Chatham Press out of a spare but chic office on Main Street.  A self-described minimalist, Mr. Kraham was at the front of the line when the bank announced the low-interest loans.
“As with any small business, cash flow is key”, Mr. Kraham said.  “I thought I’d consolidate some debt and the bank was offering a wonderful program for businesses in the community.”
“A dollar spent locally stays local, and I think Don (Gibson) and the bank understand that,” Kraham said.  “The bank has done a masterful job marketing itself… and that cookie thing was killer!”
Six months after it opened in January 2008, the Chatham branch had established over 500 banking relationships, 50% ahead of projections, according to Mr. Gibson.  He attributed this success to the bank’s community-focused, multi-pronged approach: the low interest loan program, making donations to local charities for each account opened, partly sponsoring a business block party, hosting receptions and – of course-taking the Bank’s message to the street.
“The Bank of Greene County is truly a community bank,” Ms. Stumph said.  “They made a sincere effort to meet everybody here.  They’re not just interested in what they can get out, they’re interested in what they can give back… they’re good community citizens.”
Kirk Kneller, president of the Lofgren Agency Inc., agrees.  “My insurance agency is predicated upon providing a high level of service to the community, and I think the way the bank has grown and prospered is pretty much the same.  They rely on local people, and they try to do business locally.”
The Lofgren Agency uses the Bank of Greene County for commercial banking and encourages employees to use the bank for their personal finances as well.  The agency also will apply for one of the low-interest loans to finance a planned renovation and expansion at its Church Street office, according to Mr. Kneller.
“We like the personal service,” Mr. Kneller said.  “When you’re moving a large volume of money and writing so many checks, it’s nice to be confident that someone’s right there to take care of things if a problem arises.”
“We really tried hard to connect with this market with full force,” Mr. Gibson said.  “We’re hoping the $2.5 million loan fund runs out, so we can consider making more money available.”

LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS

I am proud to report that fiscal year 2008 was a successful one for Greene County Bancorp, despite the difficult economic times that have challenged our industry and nation.  Your Company’s financial accomplishments and strategic initiatives were numerous and noteworthy.
A weak housing market topped the list of difficulties facing financial institutions.  After fueling consumer wealth for many years, housing prices declined for the first time in four decades.  News headlines included stories regarding meltdowns in subprime loans and losses in the complex investment products related to them.
Clearly, the market turmoil of last year has left an indelible mark.  It tested the strategic foundations of financial institutions and highlighted the critical role of risk management.  And happily, it was a test Greene County Bancorp passed with flying colors.  The Company did not report any write-downs due to the credit crunch, a testament to strategic decisions made by management and the Board of Directors several years ago.
I promise you we will continue to implement policies and processes designed to create long-term value for our shareholders.  Our conservative lending and investment practices, which steer clear of the subprime market, well serve us well in the future.

In addition to presenting our financial accomplishments and strategic initiatives for 2008, this annual report features some of the people and unique tactics being used to drive success in Chatham, NY, our newest market.  We opened our Chatham branch in January 2008.

Fiscal 2008 Financial & Business Performance
As noted earlier, Greene County Bancorp performed well last year.  Net income for the fiscal year ended June 30, 2008, was $2.72 million compared to $2.26 million for the prior year, an increase of 20%.
Net interest income was $12.19 million for the year ended June 30, 2008, compared to $10.54 million for the prior fiscal year, an increase of $1.65 million or 16%.
As reported last year, an inverted yield curve continued to put pressure on net interest income for Greene County Bancorp and the entire industry during fiscal year 2007.  As a more traditional yield curve began to take shape during the first two quarters of fiscal 2008, we repositioned and grew our balance sheet to take advantage of the changing interest rate environment.  As a result, net interest margin increased by 6 basis points to 3.64% in fiscal 2008 compared to 3.58% for the year ended June 30, 2007.
The Company’s assets totaled $379.6 million at June 30, 2008, compared to $325,8 million at June 30, 2007, an increase of $53.8 million or 17%.  This increase in assets represents the largest one-year asset growth in our history.
Lending continued the solid growth pattern established during the last several years with net outstanding loans totaling $238.4 million as of June 30, 2008, an increaser of $31.1 million, or 15%, over the prior year’s $207.3 million ending balance.
The Bank of Greene County was recently named one of the region’s 20 fastest-growing companies by the Capital District Business Review.
Asset quality continues to be one of our highest priorities.  As mentioned earlier, the long-term value of asset quality has never been more apparent as the media continues to report on the fallout from ill-advised subprime mortgage lending and losses in related investment products.
In response to the continued growth of our loan portfolio, and in light of today’s uncertain economic conditions, we significantly increased the provision for loan losses to $581,000 for fiscal year ending 2008, versus $279,000 for the fiscal year ending 2007.
As a percentage of total loans, nonperforming loans represented 0.81% at the end of fiscal year 2008 compared to 0.33% at the end of fiscal 2007.  While this figure is higher that last year’s number, it is still within our historical norm.  Our allowance for loan losses to total loans was 0.79% at the end of fiscal year 2008 compared to 0.71% at the end of fiscal 2007.
In additional to growing loans, we increased our investment portfolio to $113.1 million at the end of fiscal 2008, up from $87.2 million at the end of fiscal 2007, a 30% increase.  Deposit growth was the primary funding source for the net loan and investment portfolio growth.  At the end of fiscal years 2008 and 2007, total deposits were $321.4 million and $284.2 million respectively, representing an increase of $37.2 million or 13%.
Complementing deposits as a secondary funding source, we increased our advances from the Federal Home Loan Bank of New York to $20 million at the end of fiscal year 2008, up $15 million from the previous fiscal year-end.  By taking advantage of cyclical low rates during the third quarter of fiscal 2008, $14 million-or over 90% of our new advances- are at fixed rates with maturity dates ranging between calendar years 2010 and 2014.
We continue to work hard at increasing profits from our noninterest income lines of business in order to reduce our dependence on net interest income.  Revenue from noninterest income again showed solid improvement in fiscal year 2008.  Noninterest income from various sources increased by $636,000, or 16%, to $4.6 million for fiscal 2008 compared to $3.9 million for the prior year.
VISA© debit card usage contributed significantly to the increase in noninterest income.  In fiscal 2008 we processed over $88 million in Visa© debit card transactions.  Fees earned for this period amounted to $802,000, compared to $611,000 for the year ended June 30, 2007, an increase of $191,000 or 31%.  Our Visa© Reward program combined with our proprietary Greene Loyalty Points program continue to be very popular with customers and are major drivers of this success.
The Bank provided its merchant card processor, TransFirst, with $75.6 million in transaction volume during fiscal year 2008, up from $70.9 million in 2007.  We continue to be one of TransFirst’s largest bank relationships in the nation.
Our non-deposit investment program also continued to grow steadily.  Fees earned from Investor’s MarketPlace increased $48,000 to $297,000 for fiscal year 2008.

Capital Strategies
During the last fiscal year we evaluated a number of capital utilization strategies, including opportunities to acquire other banks and other bank branches.  Based on our analysis of these opportunities and the prevailing economic conditions, we felt they were not the best interests of our shareholders.  Instead, we determined the more beneficial course was to continue our infrastructure upgrades, continue our organic branch growth strategy, buy back common stock and increase the cash dividend.
An example of these infrastructure upgrades was our July 2007 implementation of branch image capture.  Branch image capture allows for the truncation of checks at the point of presentment.  By eliminating the paper trail and creating an electronic flow, we made what was an extremely paper intensive process much more efficient.  This also resulted in fewer trips by couriers between our branches, operating center and the Federal Reserve, cutting transportation costs significantly.
The Bank of Greene County has consistently earned a “5-Star Superior” rating for financial strength and safety from BauerFinancial, Inc. the nation’s leading independent bank research firm.  The August 2008 ranking marked the 69th consecutive quarter the bank has received this high honor.

Expanding the Branch Network
In other developments last year, the Company received regulatory approval for a new full-service branch in the Village of Ravena.  Construction is under way on the 3,500-square-foot branch located on Route 9W.  The new branch will expand our footprint in Albany County and is expected to open in January 2009.
In January 2008, we expanded our presence in Columbia County by opening a full-service, 2,800-square-foot branch just outside the Village of Chatham.  The branch is located on Route 66 across from the Price Chopper shopping plaza.
The new Chatham branch, along with our Greenport branch which opened in March 2007 and our Catskill Commons branch which opened in February 2007, have all proven to be very successful.  Each has attracted new deposits exceeding our original projections.

Stock Price & Dividends
Our stock price, which dropped along with the stocks of many financial institutions, was at a level that we deemed attractive relative to its intrinsic value.  As a result, we purchased 62,478 shares during fiscal year 2008, investing $799,000 at an average price of $12.79 per share.
Also in fiscal year 2008, we announced an increase in the frequency of our dividend from semi-annual to quarterly.  We also steadily increased the dividend each quarter.
When compared on a quarterly basis, the dividend increased from $0.125 per share payable on September 1, 2007, to $0.17 per share payable on September 1, 2008, or an increase of 36%.  I would like to note that Greene County Bancorp MHC continued to waive its rights to dividends in fiscal year 2008.

Charitable Giving, Farewell to a Director
Continuing the good work of The Bank of Greene County Charitable Foundation, the foundation’s Board of Directors approved the distribution of over $60,000 to 57 nonprofit organizations during fiscal year 2008.  More than $400,000 has been distributed since the foundation’s inception in 1998.
We are pleased that we’ve been able to support a wide variety of worthy organizations.  All of the recipients have been able to leverage the impact of each grant through volunteer work and other cash donations.
Finally, Walter Ingalls, who served as a director of the Bank for over 41 years including 14 years as Chairman of the Board, retired in October 2007.  In recognition of his many years of service and continued value as an advisor, the Board of Directors has appointed Mr. Ingalls as a non-voting Director Emeritus.
On behalf, of the Company’s Board of Directors and the Bank’s staff, I thank all of our shareholders for their confidence and support.  We met many challenges last year and look forward to those yet to come.  We are proud of what we have accomplished at Greene County Bancorp, and will work hard to enhance your investment in the years ahead.

Sincerely,

/s/:Donald Gibson

Donald Gibson
President & Chief Executive Officer

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown was derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	At and for the Years Ended June 30,
(Dollars in thousands except per share amounts)	2008	2007	2006
SELECTED FINANCIAL CONDITION DATA:
Total assets	$379,608	$325,826	$307,565
Loans receivable, net	238,440	207,280	190,093
Securities available-for-sale	97,692	87,184	87,267
Securities held-to-maturity	15,457	---	---
Deposits	321,431	284,176	268,250
Shareholders' equity	36,267	35,415	33,581

AVERAGE BALANCES:
Total assets	355,625	315,308	296,539
Earning assets	335,022	294,568	278,585
Loans receivable, net	222,585	200,093	175,592
Securities	98,221	82,626	89,782
Deposits	306,191	273,979	255,389
Borrowings	11,717	5,001	5,655
Shareholders' equity	36,161	34,808	33,246

SELECTED OPERATIONS DATA:
Total interest income	19,534	16,985	14,825
Total interest expense	7,344	6,442	4,137
Net interest income	12,190	10,543	10,688
Provision for loan losses	581	279	200
Net interest income after provision for loan losses	11,609	10,264	10,488
Total noninterest income	4,577	3,941	3,112
Total noninterest expense	12,301	11,037	10,528
Income before taxes	3,885	3,168	3,072
Income tax provision	1,165	909	829
Net income	2,720	2,259	2,243

FINANCIAL RATIOS:
Return on average assets[1]	0.76%	0.72%	0.76%
Return on average shareholders’ equity[2]	7.52	6.49	6.75
Noninterest expenses to average total assets	3.46	3.50	3.55
Average interest earning assets to average interest bearing liabilities	120.78	123.62	125.68
Net interest rate spread[3]	3.18	3.07	3.45
Net interest margin[4]	3.64	3.58	3.84
Efficiency ratio[5]	73.36	76.20	76.29
Shareholders’ equity to total assets, at end of period	9.55	10.87	10.92
Average shareholders’ equity to average assets	10.17	11.04	11.21
Dividend payout ratio[6]	106.06	87.27	81.82
Actual dividends declared to net income[7]	47.10	39.18	36.70
Nonperforming assets to total assets, at end of period	0.51	0.21	0.00

…continued	At and for the Years Ended June 30,
	2008	2007	2006
Nonperforming loans to total loans, at end of period	0.81%	0.33%	0.00%
Allowance for loan losses to non-performing loans	97.37	217.89	18,771.43
Allowance for loan losses to total loans receivable	0.79	0.71	0.69
Book value[8]	$8.87	$8.58	$8.17
Basic earnings per share	0.66	0.55	0.55
Diluted earnings per share	0.65	0.54	0.54
OTHER DATA:
Closing market price of common stock	$13.65	$13.60	$14.80
Number of full-service offices	10	9	7

1 Ratio of net income to average total assets.
2 Ratio of net income to average shareholders’ equity.
3 The difference between the weighted average yield on interest earning assets and the weighted average cost of interest bearing liabilities.
4 Net interest income as a percentage of average interest earning assets.
5Noninterest expense divided by the sum of net interest income and noninterest income.
6Dividends per share divided by basic earnings per share. This calculation does not take into account the waiver of dividends by Greene County Bancorp, MHC.
7 Dividends declared divided by net income.
8 Shareholders’ equity divided by outstanding shares reduced by unearned ESOP shares.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the holding company for The Bank of Greene County (the “Bank”), which is a community-based bank offering a variety of financial services to meet the needs of the communities it serves.  The Bank of Greene County is a federally chartered savings bank.  The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities.  The Bank of Greene County currently operates ten full service branches, an administration office and an operations center in New York’s Greene, Albany, and Columbia counties.  In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities.  GCCB is a subsidiary of The Bank of Greene County, and is a New York State-chartered commercial bank.  Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Capital Market under the symbol “GCBC.”  Greene County Bancorp, MHC is a mutual holding company that owns 56.3% of Greene County Bancorp, Inc.’s outstanding common stock.

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

Critical Accounting Policies

Greene County Bancorp, Inc.’s critical accounting policies relates to the allowance for loan losses and the evaluation of securities for other than temporary impairment.  It is based on management’s estimation of an amount that is intended to absorb losses in the existing portfolio.  The allowance for loan losses is established through a provision for losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions.  Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management’s estimate of probable credit losses and other factors that warrant recognition in providing for the allowance of loan losses.  However, this evaluation involves a high degree of complexity and requires management to make subjective judgments that often require assumptions or estimates about highly uncertain matters.  This critical accounting policy and its application are periodically reviewed with the Audit Committee and the Board of Directors.

Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and Staff Accounting Bulletin 59, “Noncurrent Marketable Equity Securities,” require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary.  Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis.  The Company considers many factors, including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades.  Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Management of Credit Risk

Management considers credit risk to be an important risk factor affecting the financial condition and operating results of Greene County Bancorp, Inc. The potential for loss associated with this risk factor is managed through a combination of policies approved by Greene County Bancorp, Inc.’s Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower’s related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to the rating of loans, determination of when loans should be placed on a nonperforming status, and the factors to be considered in establishing Greene County Bancorp, Inc.’s allowance for loan losses.  Management also considers credit risk when evaluating potential and current holdings of securities.  Credit risk is a critical component in evaluating corporate debt securities. Typically, we will not purchase a security below Standard & Poor’s “A-” rating and will consider selling a security if it falls into a lower category while in the securities portfolio.  Greene County Bancorp, Inc. has purchased municipal securities as part of its strategy based on the fact such securities can offer a higher tax-equivalent yield than other similar investments.

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

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap.”  An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2008, Greene County Bancorp, Inc.’s cumulative one-year and three-year gap positions, the difference between the amount of interest earning assets maturing or repricing within one year and three years and interest bearing liabilities maturing or repricing within one year and three years, as a percentage of total interest earning assets were negative 5.56% and negative 6.54%, respectively.

Certain shortcomings are inherent in the method of analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. It should also be noted that interest-bearing core deposit categories, which have no stated maturity date, have an assumed decay rate applied to create a cash flow on those deposit categories for gap purposes.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The following table presents Greene County Bancorp, Inc.’s net portfolio value (“NPV”).  The NPV table indicates the market value of assets less the market value of liabilities at each specific rate shock environment.  The net portfolio value can be viewed as the mark-to-market net worth of the balance sheet.  These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions.  The information set forth below is based on data that included all financial instruments as of June 30, 2008.  Assumptions made by Greene County Bancorp, Inc. related to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios.  Actual maturity dates were used for fixed rate loans and certificate accounts.  Securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2008.  Variable rate loans were scheduled as of their next scheduled interest rate repricing date.  Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category, a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category.  The noninterest bearing category does not use a decay assumption, and the 24 month FHLB advance rate was used as the discount rate.  The NPV at “PAR” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and value of liabilities assuming no change in interest rates.  The NPV for down 300 basis points has been excluded since it would not be meaningful in the interest rate environment as of June 30, 2008.

The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2008.

Changes in
Market interest rates		$Change	%Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio[1]	Change [2]

(In thousands)
+300 bp	$27,294	($26,052)	(48.84)%	7.87%	(611) bps
+200 bp	37,518	(15,828)	(29.67)%	10.45%	(354) bps
+100 bp	46,555	(6,790)	(12.73)%	12.55%	(143) bps
PAR	53,346	0	0.00%	13.98%	0 bps
-100 bp	58,523	5,177	9.71%	15.00%	102 bps
-200 bp	60,481	7,135	13.37%	15.25%	126 bps

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

Average Balance Sheet

The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2008 and 2007.  For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates.  No tax equivalent adjustments were made.  Average balances were based on daily averages. Average loan balances include non-performing loans.  The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(Dollars in thousands)	2008	2008	2008	2007	2007	2007
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net[1]	$224,249	$14,671	6.54%	$201,464	$13,271	6.59%
Securities[2]	98,221	4,384	4.46	82,626	3,189	3.86
Federal funds	7,399	271	3.66	6,773	353	5.21
Interest bearing bank balances	4,181	146	3.49	3,059	138	4.51
FHLB stock	972	62	6.38	646	34	5.26
Total interest earning assets	335,022	19,534	5.83%	294,568	16,985	5.77%
Cash and due from banks	5,858			6,582
Allowance for loan losses	(1,664)			(1,371)
Other non-interest earning assets	16,409			15,529
Total Assets	$355,625			$315,308
Interest bearing liabilities:
Savings and money market deposits	$107,852	1,792	1.66%	$119,307	2,383	2.00%
NOW deposits	73,942	1,735	2.35	48,118	1,263	2.62
Certificates of deposit	83,867	3,409	4.06	65,856	2,611	3.96
Borrowings	11,717	408	3.48	5,001	185	3.70
Total interest bearing liabilities	277,378	7,344	2.65%	238,282	6,442	2.70%
Non-interest bearing deposits	40,530			40,698
Other non-interest bearing liabilities	1,556			1,520
Shareholders’ equity	36,161			34,808
Total liabilities and equity	$355,625			$315,308

Net interest income		$12,190			$10,543

Net interest rate spread			3.18%			3.07%

Net interest margin			3.64%			3.58%

Average interest earning assets to
average interest bearing liabilities	120.78%			123.62%

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

(In thousands)	2008 versus 2007			2007 versus 2006

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Loans receivable, net[1]	$1,501	($101)	$1,400	$1,606	$269	$1,875
Securities[2]	655	540	1,195	(248)	490	242
Federal funds	30	(112)	(82)	(63)	87	24
Interest bearing bank balances	44	(36)	8	16	29	45
FHLB stock	20	8	28	(25)	(1)	(26)
Total interest earning assets	2,250	299	2,549	1,286	874	2,160

Interest bearing liabilities:
Savings deposits	(213)	(378)	(591)	(237)	590	353
NOW deposits	614	(142)	472	335	693	1,028
Certificates of deposit	731	67	798	290	678	968
Borrowings	235	(12)	223	(25)	(19)	(44)
Total interest bearing liabilities	1,367	(465)	902	363	1,942	2,305

Net interest income	$883	$764	$1,647	$923	$(1,068)	$(145)

1 Calculated net of deferred loan fees, loan discounts, and loans in process.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table shows, net interest income for the fiscal year ended June 30, 2008 has been affected most significantly by the increase in the volume of loans and securities complemented by the decrease in rates paid on deposit accounts.  The $1.4 million increase in earnings on loans resulted from the growth in the average balance of loans of $22.7 million to $224.2 million for the fiscal year ended June 30, 2008 as compared to $201.5 million for the fiscal year ended June 30, 2007.  The average rate earned on such loans decreased by 5 basis points to 6.54% for the fiscal year ended June 30, 2008 as compared to 6.59% for the fiscal year ended June 30, 2007.  Also complementing the increase in earnings from loans was increased earnings from securities resulting from an increase in volume and an improvement in yield on such securities. Securities average balances increased $15.6 million to $98.2 million at June 30, 2008 compared to $82.6 million at June 30, 2007.  The yield on such securities increased 60 basis points to 4.46% for the fiscal year ended June 30, 2008 from 3.86% for the fiscal year ended June 30, 2007.

Total interest expense increased $902,000 for the fiscal year ended June 30, 2008, resulting primarily from an increase in the average balances of interest-bearing liabilities of $39.1 million to $277.4 million for the fiscal year ended June 30, 2008 compared to $238.3 million for the fiscal year ended June 30, 2007, partially offset by a decrease in the average rate paid of 5 basis points to 2.65% for the fiscal year ended June 30, 2008 from 2.70% for the fiscal year ended June 30, 2007.  The average balance on NOW deposits increased $25.8 million for fiscal 2008, which was partially offset by a 27 basis point decrease in the average rate paid.   The average balance of borrowings increased $6.7 million in fiscal year 2008, and was partially offset by a decrease in the average rate paid of 22 basis points.   The average balance of certificates of deposit increased $18.0 million to $83.9 million for fiscal 2008 and the average rate increased 10 basis points.  Partially offsetting the increases in these average balances was a decrease in the average balance on savings and money market accounts for fiscal 2008 which declined by $11.4 million,  which was complemented by a 34 basis point decrease in the average rate paid.

             COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2008 AND JUNE 30, 2007

Total assets amounted to $379.6 million at June 30, 2008 as compared to $325.8 million at June 30, 2007, an increase of $53.8 million, or 16.5%.  The most significant growth occurred in net loans, which increased $31.2 million or 15.0% to $238.4 million at June 30, 2008.  Net loans represented 62.8% of the asset composition at June 30, 2008 as compared to 63.6% at the prior fiscal year end.  Securities increased $25.9 million or 29.7% to $113.1 million.  Deposit growth of $37.3 million and reductions in cash and cash equivalents of $5.4 million, along with an increase of $15.0 million in borrowings from the Federal Home Loan Bank, helped fund the $31.2 million growth in net loans, $25.9 million growth in securities and the net additions of premises and equipment of $1.4 million during the fiscal year ended June 30, 2008. The opening of a new full service branch as well as the continued growth in the customer base within the commercial bank subsidiary contributed to this growth in deposits. Greene County Bancorp, Inc. attributed a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff.  Marketing emphasis on attracting commercial deposit relationships as well as retail deposits, especially checking and lower-costing money market accounts, continue to be part of the Company’s strategic plan.

Securities

Securities increased to $113.1 million at June 30, 2008 from $87.2 million at June 30, 2007, an increase of $25.9 million.  At June 30, 2007 all securities were classified as available-for-sale.  At December 1, 2007, Greene County Bancorp, Inc. reclassified $16.5 million in local, state and political subdivision securities from available-for-sale securities to held-to-maturity securities.  The Company has the ability and intent to hold these securities until maturity.  The issues transferred consisted of local municipal bonds that are considered illiquid and have no quoted market values.  Management estimated that the aggregate fair value of these securities at the time of transfer was equal to their aggregate amortized cost.  These securities will continue to be recorded at amortized cost.    As the table below demonstrates, the portfolio composition has shifted toward mortgage-backed securities and corporate debt securities and away from US Government sponsored enterprise and local, state and political subdivision securities.

The increase in the portfolio was the result $52.8 million of securities purchases during the fiscal year ended June 30, 2008.  This increase was partially offset by maturities and principal repayments of $27.4 million.  Repayments and maturities consisted of $10.0 million in US government sponsored enterprise securities, $8.2 million in mortgage-backed securities, and $9.2 million in state and political subdivision securities.  Purchases of $52.8 million consisted of $30.5 million in mortgage-backed securities, $6.0 million in U.S. government sponsored enterprise securities, $6.3 million in state and political subdivision or tax-free securities, $9.0 million in corporate debt securities, and $1.0 million in a long term certificate of deposit.   During the year ended June 30, 2008 and 2007, the Company invested $5.6 million and $1.0 million, respectively, in a nonstandard type of mortgage-backed security called “DUS” bonds, which are bonds issued under a program originally initiated by Fannie Mae called the Delegated Underwriting and Servicing Program.  Total DUS bonds outstanding were $20.4 million at June 30, 2008.  DUS bonds are nonstandard securities issued by Fannie Mae and Freddie Mac with underlying collateral in multi-family housing.  They offer a yield maintenance provision, which helps protect the value of the investment in a declining or low interest rate environment.  However, due to the yield maintenance provision, the Company paid a significant amount of premium when acquiring these investments.  Further, these securities offer less interest rate sensitivity, especially in a declining rate environment.  Mortgage-backed securities, including “DUS” bonds, accounted for $60.8 million of the $113.1 million of securities held in the Company’s securities portfolio at June 30, 2008.  $2.9 million of the mortgage-backed securities were adjustable rate, and $31.6 million of these securities mature in 10 years or less, which helps to offset the interest rate sensitivity of longer term fixed rate loans such as residential mortgage loans.

At June 30, 2008, net unrealized gains and losses on the available-for-sale securities amounted to a net loss of $14,000 as compared to a net loss of $655,000 at June 30, 2007.  In the judgment of management, none of the unrealized losses associated with marking to market the portfolio was the result of impairment, but rather were associated with the changing interest rate environment or widening credit spreads and were not considered to be other than temporary.  Mortgage-backed securities held within the portfolio do not contain sub-prime loans and therefore are not exposed to the credit risk associated with such lending.   Mortgage-backed securities held within the portfolio are made up of securities issued by Federal Home Loan Mortgage corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”) and Government National Mortgage Association (“GNMA”).  Recently, concerns have been raised over the national increase in foreclosure rates and the potential impact on the credit risk associated with the FHLMC and FNMA investments.  It is management’s belief that there is no “other-than-temporary” impairment of these investments as all indications suggest that the Federal government intends to provide assistance to these government sponsored enterprises, if necessary, to alleviate any potential losses on these investments.   As part of its Asset/Liability Management practice, management continually reviews the securities held for potential credit and adverse interest rate risk characteristics.   A decision to sell may result from these reviews.  In addition, the Company does not hold any common or preferred stock of FNMA or FHLMC or any trust preferred securities.

During the fiscal year ended June 30, 2008, the Company purchased approximately $9.0 million in corporate securities, which had an unrealized loss of $526,000 at fiscal year end.  Management reviewed the securities and noted that there had been no significant downgrades associated with any of the securities by any of the rating agencies and they continue to perform as anticipated.  Management believes that the reasons for the decline are due to interest rates, widening credit spreads and market illiquidity at the end of the fiscal year.  Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2008.

Greene County Bancorp, Inc. holds 23.2% of the securities portfolio at June 30, 2008, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates.  Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

	Fair Value at June 30,
	2008		2007
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Securities available-for-sale:
U.S. government agencies	$16,146	14.3%	$19,628	22.5%
State and political subdivisions	10,850	9.5	29,034	33.3
Mortgage-backed securities	60,782	53.7	38,157	43.8
Asset-backed securities	49	0.1	76	0.1
Corporate debt securities	8,486	7.5	---	---
Total debt securities	96,313	85.1	86,895	99.7
Long term certificate of deposit	1,000	0.9	---	---
Equity securities and other	379	0.3	289	0.3
Total available-for-sale securities	97,692	86.3	87,184	100.0%
Securities held-to-maturity:
State and political subdivisions	15,457	13.7	---	---
Total securities	$113,149	100.0%	$87,184	100.0%

Loans

Total net loans increased to $238.4 million at June 30, 2008 from $207.3 million at June 30, 2007, an increase of $31.1 million or 15.0%.  The Bank of Greene County continued to have strong demand for the various loan products offered. Real estate loans increased $26.0 million, or 14.8%, between June 30, 2008 and 2007.  $20.0 million of this increase were conventional fixed rate residential mortgages and construction loans, and $6.0 million was commercial real estate.  The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio.  Consumers are willing to pay a slight premium for such service and consistency.  Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loans.  However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in commercial real estate mortgages, which have increased to $30.4 million at June 30, 2008 from $24.4 million at June 30, 2007, an increase of $6.0 million or 24.6%.  Commercial loans not collateralized by real estate have increased to $9.7 million at June 30, 2008 as compared to $8.4 million at June 30, 2007.  The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service.  The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans continued to be a popular product in the current long-term low interest rate environment.  Many consumers are using equity in their homes to collateralize what formerly may have fallen into a typical installment loan.  Home equity loans increased $4.3 million to $24.0 million at June 30, 2008 as compared to $19.7 million at June 30, 2007.

As a result of the changes discussed above, residential real estate mortgages represented 65.9% and 67.5% of the portfolio at June 30, 2008 and 2007, respectively.  The portfolio continued to shift more toward home equity loans, which are primarily adjustable rate, helping to lessen interest rate risk.  The Bank of Greene County continues to use a conservative underwriting policy in regard to all loan originations, and does not engage in sub-prime lending.

It should be noted however that the Company is subject to the effects of any downturn, and especially, a significant decline in home values in the Company’s markets could have a negative effect on the results of operations.  A significant decline in home values would likely lead to a decrease in residential real estate loans and new home equity loan originations and increased delinquencies and defaults in both the consumer home equity loan and the residential real estate loan portfolios and result in increase losses in these portfolios.  As of June 30, 2008, declines in home values have been modest in the Company’s market area.

	At June 30,
	2008		2007
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Real estate mortgages:
Residential (one- to four- family)	$158,193	65.9%	$140,901	67.5%
Construction and land	12,295	5.1	9,619	4.6
Commercial	30,365	12.6	24,357	11.7
Multifamily	1,094	0.5	1,078	0.5
Total real estate mortgages	201,947	84.1	175,955	84.3
Home equity loans	23,957	10.0	19,719	9.5
Commercial loans	9,669	4.0	8,391	4.0
Installment loans	4,172	1.7	4,057	1.9
Passbook loans	401	0.2	583	0.3
Total gross loans	240,146	100.0%	208,705	100.0%
Deferred fees and discounts	182		61
Allowance for loan losses	(1,888)		(1,486)
Total net loans	$238,440		$207,280

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

Analysis of the Allowance for Loan Losses	For the years ended June 30,
(Dollars in thousands)	2008	2007
Balance at the beginning of the period	$1,486	$1,314
Charge-offs:
Commercial business loans	71	13
Installment loans to individuals	54	34
Overdraft protection accounts	237	146
Total loans charged off	362	193
Recoveries:
Residential mortgage	27	---
Commercial business loans	40	7
Installment loans to individuals	49	31
Overdraft protection accounts	67	48
Total recoveries	183	86
Net charge-offs	179	107

Provisions charged to operations	581	279
Balance at the end of the period	$1,888	$1,486
Ratio of net charge-offs to average loans outstanding	0.08%	0.05%
Ratio of net charge-offs to average assets	0.05%	0.03%
Ratio of net charge-offs to nonperforming assets	9.23%	15.69%
Allowance for loan losses to nonperforming loans	97.37%	217.89%
Allowance for loan losses to total loans	0.79%	0.71%

Nonaccrual loans and Nonperforming assets

Loans are reviewed on a regular basis.  Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral.  When a loan is determined to be impaired, the measurement of the loan impairment is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.  Management places loans on nonaccrual status once the loans have become 90 days or more delinquent.  Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis.  A loan does not have to be 90 days delinquent in order to be classified as nonperforming.  Other real estate owned is considered nonperforming.  The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2008 or 2007.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

(Dollars in thousands)	June 30, 2008	June 30, 2007
Nonaccrual loans:
Real estate mortgage loans
Residential mortgage loans (One-to-four family)	$1,123	$451
Construction and land	38	---
Commercial real estate	91	111
Multifamily	26	---
Home equity	493	110
Commercial loans	142	---
Installment loans to individuals	26	10
Total nonaccrual loans	1,939	682
Accruing loans delinquent 90 days or more	---	---
Other real estate owned	---	---
Total nonperforming assets	$1,939	$682

Total nonperforming assets as a percentage of total assets	0.51%	0.21%
Total nonperforming loans to total loans	0.81%	0.33%

Gross interest income of $160,000 and $52,000 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2008 and 2007, respectively.  Interest income of $93,000 and $32,000 was recorded on these nonaccrual loans during the fiscal years ended June 30, 2008 or 2007, respectively.

Premises and equipment

Premises and equipment amounted to $15.1 million at June 30, 2008 as compared to $13.7 million at June 30, 2007, an increase of $1.4 million or 10.2%.    The net increase was a result of the opening of a full service branch located in Chatham, New York.  Depreciation expense amounted to $1.0 million and $978,000 for the fiscal years ended June 30, 2008 and 2007, respectively.    Increases in depreciation due to the addition of a new full service branch were offset by decreases due to furniture and equipment (which have relatively short depreciable lives) becoming fully depreciated during the fiscal year ended June 30, 2008.

Deposits

Total deposits increased to $321.4 million at June 30, 2008 as compared to $284.2 million at June 30, 2007, an increase of $37.2 million or 13.1%.  The Bank of Greene County and Greene County Commercial Bank continued to draw new and existing customers to its deposit products.  The emphasis over the last several years has been to attract new deposits, particularly the core type deposits such as checking and savings.  The focus of advertising and marketing efforts has been on commercial type accounts and retail deposits.  The campaign to attract new customers using free gift offers continues to be successful. The Company has seen a shift from savings and money market deposits to NOW deposits as customers try to shop for the best rates while still maintaining liquidity. Interest bearing checking accounts (NOW accounts) increased $23.4 million or 41.7% to $79.5 million at June 30, 2008 as compared to $56.1 million at June 30, 2007.  These deposits increased as a percentage of total deposits to 24.7% at June 30, 2008 from 19.7% at June 30, 2007.   Noninterest bearing deposits decreased $2.2 million or 5.0% to $41.8 million at June 30, 2008 as compared to $44.0 million at June 30, 2007.  Certificates of deposit increased by $14.9 million or 20.0% to $89.5 million at June 30, 2008 as compared to $74.6 million at June 30, 2007.   Interest rates have declined during fiscal 2008, and as these certificates of deposit mature they continue to reprice at these lower interest rates.  The decline in these interest rates have not had a significant impact on the balances held in certificates of deposits due in part to the recent volatility in the stock and bond markets and investors’ reluctance to move money into these markets.

	At June 30,
	2008		2007
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio
Noninterest bearing deposits	$41,798	13.0%	$44,020	15.5%
Certificates of deposit	89,470	27.9	74,563	26.2
Savings deposits	72,706	22.6	71,830	25.3
Money market deposits	37,970	11.8	37,710	13.3
NOW deposits	79,487	24.7	56,053	19.7
Total deposits	$321,431	100.0%	$284,176	100.0%

Borrowings

At June 30, 2008, The Bank of Greene County had available an overnight line of credit and a one-month overnight re-pricing line of credit, each in the amount of $31.8 million with the Federal Home Loan Bank.   The Bank of Greene County had $1.0 million outstanding on the overnight line of credit at June 30, 2008.     Also, The Bank of Greene County had the following term borrowings totaling $19.0 million from the FHLB at June 30, 2008:

Amount	Rate	Maturity Date
$14,000,000	Ranging from 2.97% to 3.97%	Ranging from 02/01/2010 to 01/17/2014
$5,000,000	3.64% - convertible	10/24/2013

The $14.0 million borrowing consists of several fixed rate, fixed term advances with a weighted average rate of 3.34% and a weighted average maturity of 34 months.  The $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2008, is convertible by FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.5%.  FHLB has the option to convert this existing advance into a replacement advance for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to replace the funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

The $14.0 million borrowing was acquired in order to improve the Company’s interest rate risk position by structuring longer term maturities that would more closely match maturities within the loan and securities portfolios.  These longer term maturities are expected to provide for less volatility in net interest income should interest rates begin to rise.   These borrowings have been utilized to fund loan and security portfolio growth.

Shareholders’ equity

Shareholders’ equity increased to $36.3 million at June 30, 2008 from $35.4 million at June 30, 2007, as net income of $2.7 million and other comprehensive income of $391,000 were partially offset by dividends declared and paid of $1.3 million.  In addition, the Company recorded an adjustment, effective July 1, 2007, reducing retained earnings by $218,000 as a result of implementing FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.”  On August 22, 2007, the Board of Directors authorized a stock repurchase program pursuant to which the Company intends to repurchase up to 5% of its outstanding shares (excluding shares held by Greene County Bancorp, MHC, the Company’s mutual holding company), or up to 92,346 shares.  During the fiscal year ended June 30, 2008, the Company repurchased 62,478 shares at a cost of approximately $799,000.  As a result of this stock repurchase during the period, treasury shares were increased to 210,142.  Other changes in equity, totaling a net increase of $39,000, were the result of activities associated with the various stock-based compensation plans of the Company, including the 2000 Stock Option Plan and ESOP Plan.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2008 AND JUNE 30, 2007

Net interest income

Net interest income is a function of interest income and interest expense.  Net interest income for the fiscal year ended June 30, 2008 amounted to $12.2 million as compared to $10.5 million for the fiscal year ended June 30, 2007, an increase of $1.7 million, or 16.2%. As previously illustrated in the rate / volume and average balance sheet tables, the increase in average interest earning assets, particularly loans and securities resulted in a net increase in net interest income.  This was complemented by a decrease in rates paid on interest-bearing liabilities, except for certificates of deposit.    As a result of the decreased rates paid on deposits, net interest spread increased 11 basis points to 3.18% for the fiscal year ended June 30, 2008 as compared to 3.07% for the fiscal year ended June 30, 2007.  Net interest margin increased 6 basis points to 3.64% for the fiscal year ended June 30, 2008 as compared to 3.58% for the fiscal year ended June 30, 2007.

Interest income

Interest income for the fiscal year ended June 30, 2008 amounted to $19.5 million as compared to $17.0 million for the fiscal year ended June 30, 2007, an increase of $2.5 million or 14.7%.  This increase is a result of the growth in interest earning assets as well as the increase in yield on these assets.  Interest income is derived from loans, securities and other interest earning assets.  Total average interest earning assets increased to $335.0 million for fiscal 2008 as compared to $294.6 million for fiscal 2007, an increase of $40.4 million or 13.7%.   The yield earned on such assets increased 6 basis points to 5.83% for fiscal 2008 as compared to 5.77% for fiscal 2007.

Interest income earned on loans amounted to $14.7 million for the year ended June 30, 2008 as compared to $13.3 million for the year ended June 30, 2007.  Average loans outstanding increased $22.7 million, or 11.3%, to $224.2 million for fiscal 2008 as compared to $201.5 million for fiscal 2007.  The yield on such loans decreased 5 basis points to 6.54% for fiscal 2008 as compared to 6.59% for fiscal 2007.    The decrease in yield on loans was the result of several decreases in the Prime Rate during fiscal 2008.  Approximately 13.9% of the loan portfolio is adjustable rate, of which a large portion is tied to the Prime Rate.  However, many of these loans have interest rate floors, which should lessen the impact of any future interest rate reductions within this portfolio.

Interest income earned on securities (excluding FHLB stock) increased to $4.4 million for fiscal 2008 as compared to $3.2 million for fiscal 2007.  The average balance of securities increased $15.6 million, or 18.9%, to $98.2 million for the period ended June 30, 2008 as compared to $82.6 million for the period ended June 30, 2007.  The average yield on such securities increased 60 basis points to 4.46% for fiscal 2008 as compared to 3.86% for fiscal 2007.  The increase in the yield on securities was impacted by the recognition of the accelerated accretion of discounts on US government sponsored enterprise securities that were called prior to maturity.  Securities called during fiscal 2008 totaled $6.9 million.  Purchases of $52.8 million consisted of $30.5 million in mortgage-backed securities, $6.0 million in U.S. government sponsored enterprise securities, $6.3 million in state and political subdivision or tax-free securities, $9.0 million in corporate debt securities, and $1.0 million in a long term certificate of deposit.   As a result of these purchases, the portfolio composition has shifted more toward mortgage-backed securities and corporate debt securities.   No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the offset expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds and interest bearing deposits amounted to $417,000 for the year ended June 30, 2008 as compared to $491,000 for the year ended June 30, 2007, a decrease of $74,000 or 15.1%.  The primary factor that contributed to this decrease was a decrease in yield of 155 basis points on federal funds and 102 basis points on interest bearing bank balances.  Interest earned on FHLB stock increased to $62,000 for fiscal 2008 as compared to $34,000 for fiscal 2007, primarily due to purchases of the stock during fiscal 2008.

Interest expense

Interest expense for the fiscal year ended June 30, 2008 amounted to $7.3 million as compared to $6.4 million for the fiscal year ended June 30, 2007, an increase of $902,000, or 14.0%.  This increase was the result of growth in interest bearing liabilities, which was partially offset by a decrease in the average rate paid.  Interest expense included interest on deposits as well as borrowings.  Total average interest bearing liabilities increased to $277.4 million for fiscal 2008 as compared to $238.3 million for fiscal 2007, an increase of $39.1 million, or 16.4%.  The rate paid on such liabilities decreased 5 basis points to 2.65% for fiscal 2008 as compared to 2.70% for fiscal 2007.

Interest expense paid on savings and money market accounts amounted to $1.8 million for the year ended June 30, 2008 as compared to $2.4 million for the year ended June 30, 2007, a decrease of $591,000, or 24.8%.  The average balance of savings and money market accounts decreased by $11.4 million to $107.9 million for the year ended June 30, 2008 as compared to $119.3 million for the year ended June 30, 2007.  The rate paid on savings and money market account decreased 34 basis points to 1.66% for fiscal 2008 as compared to 2.00% for fiscal 2007.  Consumers have continued to move money out of savings and money market accounts and into certificates of deposit due to the higher returns available on these deposits.

Interest expense paid on NOW accounts amounted to $1.7 million for the year ended June 30, 2008 as compared to $1.3 million for the year ended June 30, 2007.  The average balance of NOW accounts increased to $73.9 million for fiscal 2008 as compared to $48.1 million for fiscal 2007, an increase of $25.8 million.  The average rate paid on NOW accounts decreased 27 basis points to 2.35% for fiscal 2008 as compared to 2.62% for fiscal 2007.  Greene County Commercial Bank’s NOW account deposits grew by $10.1 million as of June 30, 2008 to $21.8 million from $11.7 million as of June 30, 2007.

Interest expense paid on certificates of deposit amounted to $3.4 million for the year ended June 30, 2008 as compared to $2.6 million for the year ended June 30, 2007, an increase of $798,000.  The average balance on certificates of deposit increased to $83.9 million for the year ended June 30, 2008 as compared to $65.9 million for the year ended June 30, 2007.  The average rate paid on certificates of deposit increased 10 basis points to 4.06% for fiscal 2008 as compared to 3.96% for fiscal 2007. Market interest rates peaked during the early part of fiscal 2008, and have declined throughout the remainder of the fiscal year.    Because these accounts do not reprice until maturity, the average rate paid has shown an increase for the period.  As these accounts mature, these certificates of deposit should continue to reprice at current lower rates.

Interest expense on borrowings amounted to $408,000 for fiscal 2008 as compared to $185,000 for fiscal 2007, as the average balance of borrowings increased to $11.7 million from $5.0 million when comparing the years ended June 30, 2008 and 2007.  The rate paid on such borrowings decreased 22 basis points to 3.48% for fiscal 2008 as compared to 3.70% for fiscal 2007.  The increase in borrowings was utilized to fund the increases in the loan and securities portfolios.

Provision for loan losses

The provision for loan losses increased to $581,000 for the fiscal year ended June 30, 2008 as compared to $279,000 for the fiscal year ended June 30, 2007.  The increase in the level of provision was partially the result of growth in the loan portfolio and an increase in the amount of loan charge-offs, which were associated with the overdraft protection program.  Net charge-offs associated with the overdraft protection program increased $72,000, or 73.5% when comparing the fiscal years ended June 30, 2008 and 2007.  The Company has not been an originator of “no documentation” mortgage loans and the loan portfolio does not include any mortgage loans that the Company classifies as sub-prime.

Noninterest income

Noninterest income amounted to $4.6 million for the fiscal year ended June 30, 2008 compared to $3.9 million for the fiscal year ended June 30, 2007, an increase of $636,000 or 16.1%.  During the fiscal year ended June 30, 2007, a pretax gain of approximately $257,000 related to the sale of the former Coxsackie branch building was recognized in noninterest income.  There were no significant sales of assets during the fiscal year ended June 30, 2008.  Service charges on deposit accounts increased $551,000 for the fiscal year ended June 30, 2008 due to higher levels of insufficient funds charges as a result of changes implemented in the Overdraft Privilege Program and an increased number of checking accounts.  Debit card fees increased $191,000 for the same period primarily due to a higher volume of transactions.

Noninterest expense

Noninterest expense amounted to $12.3 million for the fiscal year ended June 30, 2008 as compared to $11.0 million for the fiscal year ended June 30, 2007, an increase of $1.3 million or 11.8%.  Salaries and employee benefits increased $722,000, or 12.3%, when comparing fiscal year ended June 30, 2008 and 2007.    This increase was primarily due to an increase in the number of employees resulting from the addition of three new branches (two branches which opened in the third quarter of fiscal 2007 and one branch which opened in January 2008) and expansion of the commercial lending department.

Occupancy expense increased approximately $171,000 when comparing the fiscal years ended June 30, 2008 and 2007 due to higher utility costs, building maintenance and increased depreciation expense associated with the opening of the new operations center in Catskill and the opening of three new branches in Catskill, Greenport and Chatham.

Service and data processing fees increased approximately $132,000, or 13.5%, when comparing the fiscal years ended June 30, 2008 and 2007 due primarily to the growth in the volume of transactions on debit cards.

All other noninterest expenses, in the aggregate, increased approximately $239,000, or 7.2% when comparing the fiscal years ended June 30, 2008 and 2007 due to increased costs related to debit card transactions and the loyalty program, marketing costs related to deposit product promotions, and increased assessments resulting from the conversion of the Bank from a New York State-chartered financial institution to a Federally chartered institution.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the pretax income generated for the given year and certain regulatory requirements.  The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation.  The effective rate for fiscal 2008 was 30.0% as compared to 28.7% the prior year.

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

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of securities.  Loan originations exceeded repayments by $31.8 million and $17.5 million and purchases of securities totaled $52.8 million and $20.5 million for the years ended June 30, 2008 and 2007, respectively.  These activities were funded primarily through deposit growth, increased borrowings from the Federal Home Loan Bank, and principal payments on loans and securities.  Loan sales did not provide an additional source of liquidity during the years ended June 30, 2008 and 2007, as Greene County Bancorp, Inc. originates loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $37.2 million and $15.9 million for the years ended June 30, 2008 and 2007, respectively.  The level of interest rates and products offered by local competitors are some factors affecting deposit flows.  The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis.  Excess short-term liquidity is usually invested in overnight federal funds.  In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County.  During fiscal year 2008, The Bank of Greene County’s maximum borrowing reached $29.0 million and minimum amounted to $5.0 million from the FHLB.  The $20.0 million borrowing at June 30, 2008 consisted of $14.0 million in term borrowings with maturities ranging between 2010 through 2014, a $5.0 million loan which matures in October 24, 2013, and is convertible to current rates if certain conditions are met, including three-month LIBOR at or above 7.5%, and $1.0 million in an overnight line of credit advance.

Mortgage commitments totaled $8.7 million at June 30, 2008 and were comprised of $4.9 million in commitments to originate residential mortgages and $3.8 million in commercial mortgages.  Another $22.4 million in unused lines of credit, including $4.7 million in commercial lines of credit, $9.3 million in overdraft lines of credit and premium overdraft privilege and $8.4 million in home equity lines of credit were outstanding at June 30, 2008.      Construction loans-in-process amounted to $3.0 million as of June 30, 2008.  Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments.  Certificate of deposits scheduled to mature in one year or less from June 30, 2008, totaled $82.2 million.  Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2008 and 2007, The Bank of Greene County and Greene County Commercial Bank exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the consolidated financial statements.  Shareholders’ equity represented 9.6% of total consolidated assets at June 30, 2008, and 10.9% at June 30, 2007.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts.  The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period.  At June 30, 2008, cash and cash equivalents totaled $8.7 million, or 2.3% of total assets.

The following table sets forth a summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2008 and 2007.   Closing market price information is stated at the quarter end dates indicated.  During the fiscal year ended June 30, 2008 and 2007, the MHC waived its right to receive dividends.

	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2008
Loans receivable, net	$218,106	$222,462	$228,835	$238,440
Deposits	297,061	297,191	322,067	321,431

Interest income	4,609	4,772	5,018	5,135
Interest expense	1,848	1,971	1,838	1,687
Net interest income	2,761	2,801	3,180	3,448
Provisions of loan losses	143	135	171	132
Noninterest income	1,096	1,160	1,147	1,174
Noninterest expense	2,905	2,949	3,182	3,265
Income before provision for income taxes	809	877	974	1,225
Net income	569	626	684	841
Earnings per common share - Basic	0.14	0.15	0.17	0.21
Earnings per common share – Diluted	0.14	0.15	0.16	0.20
Market price (NASDAQ:GCBC)
High	14.24	14.25	13.40	13.80
Low	11.50	11.00	11.75	12.03
Close	12.30	12.05	12.93	13.65
Cash Dividends	0.25	0.14	0.15	0.16

FISCAL 2007
Loans receivable, net	$196,406	$202,113	$204,865	$207,280
Deposits	269,459	271,120	280,213	284,176

Interest income	4,071	4,223	4,237	4,454
Interest expense	1,422	1,593	1,638	1,789
Net interest income	2,649	2,630	2,599	2,665
Provisions of loan losses	45	66	83	85
Noninterest income	891	1,203	840	1,007
Noninterest expense	2,433	2,661	2,897	3,046
Income before provision for income taxes	1,062	1,106	459	541
Net income	754	757	379	369
Earnings per common share - Basic	0.18	0.18	0.09	0.09
Earnings per common share – Diluted	0.18	0.18	0.09	0.09
Market price (NASDAQ:GCBC)
High	16.00	15.96	15.70	14.70
Low	14.00	14.27	13.55	13.35
Close	14.00	15.50	14.39	13.60
Cash Dividends	0.23	---	0.25	---

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Capital Market under the symbol “GCBC”.  As of August 15, 2008 Greene County Bancorp, Inc. had fifteen registered market makers, 553 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 4,100,928 shares outstanding.  As of such date, Greene County Bancorp, MHC (the “MHC”), Greene County Bancorp, Inc.’s mutual holding company, held 2,304,632 shares of common stock or 56.2% of total shares outstanding.  Consequently, shareholders other than the Mutual Company held 1,796,296 shares.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The management of Greene County Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Greene County Bancorp Inc.’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Greene County Bancorp, Inc.’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of June 30, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

/s/ Donald E. Gibson	/s/ Michelle M. Plummer
Donald E. Gibson	Michelle M. Plummer
President and Chief Executive Officer	Executive Vice President, Chief Operating Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Greene County Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Greene County Bancorp, Inc. and Subsidiaries (collectively the “Company”) as of June 30, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended.  The Company's management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greene County Bancorp, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11of the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109" on July 1, 2007.

/s/ Beard Miller Company LLP
Beard Miller Company LLP
Clark, New Jersey
September 5,  2008

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
 (In thousands, except share and per share amounts)
0	June 30,
ASSETS	2008	2007
Cash and due from banks	$7,297	$11,127
Federal funds sold	1,365	2,899
Total cash and cash equivalents	8,662	14,026

Securities available-for-sale, at fair value	97,692	87,184
Securities held-to-maturity, at amortized cost	15,457	---
Federal Home Loan Bank stock, at cost	1,386	657

Loans	240,146	208,705
Less: Allowance for loan losses	(1,888)	(1,486)
Unearned origination fees and costs, net	182	61
Net loans receivable	238,440	207,280

Premises and equipment	15,108	13,712
Accrued interest receivable	2,139	1,955
Prepaid expenses and other assets	724	1,012
Total assets	$379,608	$325,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest bearing deposits	$41,798	$44,020
Interest bearing deposits	279,633	240,156
Total deposits	321,431	284,176

Borrowings from FHLB, short-term	1,000	---
Borrowings from FHLB, long-term	19,000	5,000
Accrued expenses and other liabilities	1,910	1,235
Total liabilities	343,341	290,411

Shareholders’ equity
Preferred stock
Authorized 1,000,000 shares; Issued - None	---	---
Common stock, par value $.10 per share;
Authorized: 12,000,000 shares
Issued: 4,305,670 shares
Outstanding: 4,095,528 shares at June 30, 2008;
4,151,066 shares at June 30, 2007	431	431
Additional paid-in capital	10,267	10,319
Retained earnings	27,183	25,962
Accumulated other comprehensive loss	(9)	(400)
Treasury stock, at cost: 210,142 shares at June 30, 2008;
154,604 shares at June 30, 2007	(1,586)	(828)
Unearned ESOP shares, at cost	(19)	(69)
Total shareholders’ equity	36,267	35,415
Total liabilities and shareholders’ equity	$379,608	$325,826

 See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
 (In thousands, except share and per share amounts)
	Years Ended June 30,
	2008	2007
Interest income:
Loans	$14,671	$13,271
Investment securities – taxable	1,251	704
Mortgage-backed securities	2,128	1,409
Tax exempt securities	1,067	1,110
Interest bearing deposits and federal funds sold	417	491
Total interest income	19,534	16,985

Interest expense:
Interest on deposits	6,936	6,257
Interest on borrowings	408	185
Total interest expense	7,344	6,442

Net interest income	12,190	10,543

Provision for loan losses	581	279

Net interest income after provision for loan losses	11,609	10,264

Noninterest income:
Service charges on deposit accounts	2,711	2,160
Debit card fees	802	611
Investment services	345	299
E-commerce fees	263	201
Gain on sale of premises and equipment	---	258
Other operating income	456	412
Total noninterest income	4,577	3,941

Noninterest expense:
Salaries and employee benefits	6,614	5,892
Occupancy expense	994	823
Equipment and furniture expense	820	864
Service and data processing fees	1,113	981
Computer software, supplies and support	313	271
Advertising and promotion	327	276
Other	2,120	1,930
Total noninterest expense	12,301	11,037

Income before provision for income taxes	3,885	3,168

Provision for income taxes	1,165	909
Net income	$2,720	$2,259

Basic EPS	$0.66	$0.55
Basic average shares outstanding	4,121,260	4,125,126
Diluted EPS	$0.65	$0.54
Diluted average shares outstanding	4,157,910	4,193,435
Dividends per share	$0.70	$0.48
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Years Ended June 30,
	2008	2007

Net income	$2,720	$2,259

Other comprehensive income:
Unrealized holding gain arising during the years
ended June 30, 2008 and 2007, net of tax
of $250 and $222, respectively.	391	347
Comprehensive income	$3,111	$2,606

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2008 and 2007
(In thousands)

				Accumulated
		Additional		Other		Unearned	Total
	Common	Paid – In	Retained	Comprehensive	Treasury	ESOP	Shareholders’
	Stock	Capital	Earnings	Loss	Stock	Shares	Equity
Balance at June 30, 2006	$431	$10,300	$24,588	($747)	($860)	($131)	$33,581

ESOP shares earned		143				62	205

Tax effect of options exercised/surrendered		96					96

Options exercised		(8)			32		24

Options surrendered		(212)					(212)

Dividends declared			(885)				(885)

Net income			2,259				2,259

Unrealized gain on securities, net				347			347
Balance at June 30, 2007	431	10,319	25,962	(400)	(828)	(69)	35,415

ESOP shares earned		91				50	141

Tax effect of options exercised/surrendered		86					86

Options exercised		(14)			41		27

Options surrendered		(215)					(215)

Shares repurchased					(799)		(799)

Dividends declared			(1,281)				(1,281)

Net income			2,720				2,720

Prior period adjustment – implementation of FIN48			(218)				(218)

Unrealized gain on securities, net				391			391
Balance at June 30, 2008	$431	$10,267	$27,183	($9)	($1,586)	($19)	$36,267

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended June 30,
	2008	2007
Cash flows from operating activities:
Net Income	$2,720	$2,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,008	978
Deferred income tax (benefit) expense	(115)	28
Net amortization of premiums and discounts	72	677
Net amortization of deferred loan costs and fees	73	44
Provision for loan losses	581	279
ESOP shares earned	141	205
Net gain on sale of premises and equipment	---	(258)
Net increase in accrued interest receivable	(184)	(219)
Net decrease (increase) in prepaid expenses and other assets	58	(101)
Net increase in accrued income taxes	40	8
Net increase in other liabilities	512	501
Net cash provided by operating activities	4,906	4,401

Cash flows from investing activities:
Securities available-for-sale:
Proceeds from maturities and payments of securities	24,567	20,448
Purchases of securities	(51,041)	(20,473)
Securities held-to-maturity:
Proceeds from maturities and payments of securities	2,847	---
Purchases of securities	(1,769)	---
Net purchase of Federal Home Loan Bank Stock	(729)	(14)
Net increase in loans receivable	(31,814)	(17,510)
Proceeds from sale of premises and equipment	2	351
Purchases of premises and equipment	(2,406)	(3,978)
Net cash used by investing activities	(60,343)	(21,176)

Cash flows from financing activities:
Proceeds of long-term borrowings from FHLB	$14,000	---
Net increase in short-term FHLB advances	1,000	---
Purchase of treasury stock	(799)	---
Payment of cash dividend	(1,281)	(885)
Proceeds from stock options exercised	27	24
Payment for stock options surrendered	(215)	(212)
Excess tax benefits from share-based payment arrangements	86	96
Net increase in deposits	37,255	15,926
Net cash provided by financing activities	50,073	14,949

Net decrease in cash and cash equivalents	(5,364)	(1,826)
Cash and cash equivalents at beginning of year	14,026	15,852
Cash and cash equivalents at end of year	$8,662	$14,026

Cash paid during year for:
Interest	$7,313	$6,420
Income taxes	$1,154	$773

Non-cash investing activities:
Reclassification of available-for-sale securities to
held-to-maturity	$16,535	$---
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

Nature of Operations

Greene County Bancorp, Inc.’s primary business is the ownership and operation of its subsidiaries.  The Bank of Greene County has ten full-service offices and an operations center located in its market area consisting of Greene County, Columbia County and southern Albany County, New York.    The Bank of Greene County is primarily engaged in the business of attracting deposits from the general public in The Bank of Greene County’s market area, and investing such deposits, together with other sources of funds, in loans and investment securities.  Greene County Commercial Bank’s primary business is to attract deposits from and provide banking services to local municipalities.

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

The Bank of Greene County’s subsidiary, Greene County Commercial Bank is a New York State-chartered financial institution.

As a financial institution subsidiary of Greene County Bancorp, Inc., The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period.  A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter.  At June 30, 2008, The Bank of Greene County maintained 91.1% of its portfolio assets in qualified thrift investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the assessment of other-than-temporary security impairment.
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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold.  The amounts of interest bearing deposits included as cash equivalents at June 30, 2008 and 2007 were $1,762,000 and $7,104,000, respectively.

Securities

Greene County Bancorp, Inc. has classified its investments in debt and equity securities as either available-for-sale or held-to-maturity.  Available-for-sale securities are reported at fair value, with net unrealized gains and losses reflected in the accumulated other comprehensive income (loss) component of shareholders’ equity, net of applicable income taxes.  Held-to-maturity securities are those debt securities which management has the intent and the Company has the ability to hold to maturity and are reported at amortized cost.  The Company does not have trading securities in its portfolio.

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

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for subsequent issuance.  From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors.  Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan.  62,478 shares of treasury stock were purchased during fiscal 2008. No purchases of treasury stock were made during fiscal 2007.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula.  The stock is carried a cost.

Advertising

Greene County Bancorp, Inc. follows a policy of charging the costs of advertising to expense as incurred.  Advertising costs included in other operating expenses were $327,000 and $276,000 for the years ended June 30, 2008 and 2007, respectively.

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years.  The Company does not expect that the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157,” that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115”, SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS No. 159 is effective for the Company beginning July 1, 2008.  The Company did not elect fair value treatment for any financial instruments upon adoption.

In March 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-11 “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.”  EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase to additional paid-in capital.  EITF 06-11 is effective for fiscal years beginning after September 15, 2007.  The Company does not expect EITF 06-11 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued statement No. 141 (R) “Business Combinations”. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company, based on current circumstances, believes that this new pronouncement will not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”  The Company believes that this new pronouncement will not have a material impact on the Company’s consolidated financial statements.

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007.  SAB 110 was effective January 1, 2008. SAB 110 did not have a material impact on the Company’s consolidated financial statements.

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments."  Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. SAB 109 has not had a material impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.”  This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders.  Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied.  This FSP is effective for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Note 2.  Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks, was $404,000 and $306,000 at June 30, 2008 and 2007, respectively.

Note 3.  Securities

Securities at June 30, 2008, consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
Securities available-for-sale:
U.S. Government agencies	$16,036	$200	$90	$16,146
State and political subdivisions	10,806	53	9	10,850
Mortgage-backed securities	60,451	682	351	60,782
Asset-backed securities	56	---	7	49
Corporate debt securities	9,012	---	526	8,486
Total debt securities	96,361	935	983	96,313
Other securities	1,345	34	---	1,379
Total securities available-for-sale	97,706	969	983	97,692
Securities held-to-maturity:
State and political subdivisions	15,457	---	---	15,457
Total securities	$113,163	$969	$983	$113,149

At December 1, 2007, Greene County Bancorp, Inc. reclassified $16.5 million in local, state and political subdivision securities from available-for-sale securities to held-to-maturity securities.  The Company has the ability and intent to hold these securities until maturity.  The issues transferred consisted of local municipal bonds which are considered illiquid and have no quoted market values.  Management estimated that the aggregate fair value of these securities at the time of transfer, as well as at the fiscal year end, was equal to their aggregate amortized cost.  These securities will continue to be recorded at amortized cost.

Securities available-for-sale at June 30, 2007, consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
U.S. Government agencies	$19,735	$29	$136	$19,628
State and political subdivisions	29,288	26	280	29,034
Mortgage-backed securities	38,456	117	416	38,157
Asset-backed securities	76	---	---	76
Total debt securities	87,555	172	832	86,895
Other securities	284	5	---	289
Total securities available-for-sale	$87,839	$177	$832	$87,184

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2008.

	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(in thousands)
U.S. Government agencies	$4,961	$89	$510	$1	$5,471	$90
State and political subdivisions	---	---	1,784	9	1,784	9
Mortgage-backed securities	20,247	308	3,989	43	24,236	351
Asset-backed securities	---	---	49	7	49	7
Corporate debt securities	8,485	526	---	---	8,485	526
Total temporarily impaired securities	$33,693	$923	$6,332	$60	$40,025	$983

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2007.

	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(in thousands)
U.S. Government agencies	$10,297	$71	$4,717	$65	$15,014	$136
State and political subdivisions	90	1	12,636	279	12,726	280
Mortgage-backed securities	3,855	3	23,422	413	27,277	416
Total temporarily impaired securities	$14,242	$75	$40,775	$757	$55,017	$832

Management does not believe any individual unrealized loss as of June 30, 2008 represented an “other-than-temporary” impairment.  At June 30, 2008, there were 44 securities which have been in a continuous unrealized loss position for 12 months or less and 9 securities with a continuous unrealized loss position of more than 12 months.  The unrealized losses reported for mortgage-backed securities and U.S. Government agencies related to securities issued by FHLMC, FNMA and GNMA.  Recently, concerns have been raised over the national increase in foreclosure rates and the potential impact on the credit risk associated with the FHLMC and FNMA investments.  It is management’s belief that there is no “other-than-temporary” impairment of these investments as all indications suggest that the Federal government intends to provide assistance to these agencies, if necessary, to alleviate any potential losses on these investments.  No securities comprising the temporarily impaired securities were individually significant and such impairments were generally considered to be a function of the current interest rate environment and widening credit spreads.  Additionally, management has both the intent and ability to hold these securities for the time necessary to recover their amortized cost.

During the fiscal year ended June 30, 2008, the Company purchased approximately $9.0 million in corporate securities, which had an unrealized loss of $526,000 at fiscal year end.  Management reviewed the securities and noted that there had been no significant downgrades associated with any of the securities by any of the rating agencies and they continue to perform as anticipated.  Management believes that the reasons for the decline are due to interest rates, widening credit spreads and market illiquidity at the end of the fiscal year.  Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2008.

The estimated fair value of debt securities at June 30, 2008, by contractual maturity are shown below.  Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After	After
	In	One Year	Five Years
	One Year	Through	Through	After
	Or Less	Five Years	Ten Years	Ten Years	Total
(Dollars in thousands)
Securities available-for-sale:
U.S. Government agencies	$5,306	$5,879	$4,961	$ ---	$16,146
State and political subdivisions	1,515	8,424	911	---	10,850
Mortgage-backed securities	2,168	16,506	12,936	29,172	60,782
Asset-backed securities	---	---	---	49	49
Corporate debt securities	---	3,694	4,792	---	8,486
Total debt securities	8,989	34,503	23,600	29,221	96,313
Other securities	200	1,003	---	176	1,379
Total securities available-for-sale	9,189	35,506	23,600	29,397	97,692
Securities held-to-maturity:
State and political subdivisions	3,144	6,585	2,707	3,021	15,457
Total Securities	$12,333	$42,091	$26,307	$32,418	$113,149
Weighted average yield	4.32%	4.36%	4.75%	4.58%	4.51%

During fiscal year 2008 and 2007, there were no sales of available-for-sale or held-to-maturity securities.     As of June 30, 2008 and 2007, securities with an aggregate fair value of $59.8 million and $34.4 million, respectively, were pledged as collateral for deposits in excess of $100,000 for various municipalities placing deposits with Greene County Commercial Bank.  Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2008 or 2007.

Note 4.  Loans

Major classifications of loans at June 30, 2008 and 2007 are summarized as follows:

(In thousands)	2008	2007
Real estate mortgage loans:
Residential	$158,193	$140,901
Construction and land	12,295	9,619
Commercial	30,365	24,357
Multifamily	1,094	1,078
Home equity loans	23,957	19,719
Commercial loans	9,669	8,391
Installment loans to individuals	4,172	4,057
Passbook loans to individuals	401	583
Total loans	$240,146	$208,705

At June 30, 2008 and 2007, loans to officers and directors were not significant.

Changes in the allowance for loan losses for the respective years ended June 30 were as follows:

(In thousands)	2008	2007

Balance, beginning of year	$1,486	$1,314
Provision charged to expense	581	279
Loans charged off	(362)	(193)
Recoveries	183	86
Balance, at end of year	$1,888	$1,486

The Company identifies impaired loans and measures the impairment in accordance with Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (Statement 114), as amended.  A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring.  There were $249,000 in impaired loans as of June 30, 2008 of which $122,000 were nonaccrual.  The Company has allocated approximately $80,000 of the allowance for loan losses for these loans as of June 30, 2008.  The average balance of impaired loans for the fiscal year ended June 2008 was $62,000 and there was $2,000 of interest income recorded on these loans during the fiscal year.  During fiscal year 2007, The Company had no impaired loans and no specific valuation allowance for impaired loans was recorded.  Nonaccrual loans amounted to $1.9 million and $682,000 at June 30, 2008 and 2007, respectively.  Gross interest income of $160,000 and $52,000 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2008 and 2007, respectively.  Interest income of $93,000 and $32,000 was recorded on these nonaccrual loans during the fiscal years ended June 30, 2008 or 2007, respectively.

Note 5.  Premises and Equipment

A summary of premises and equipment at June 30, 2008 and 2007, is as follows:

(In thousands)	2008	2007

Land	$3,000	$2,469
Building and improvements	12,682	11,095
Furniture and equipment	5,500	5,214
Less: accumulated depreciation	(6,074)	(5,066)
Total premises and equipment	$15,108	$13,712

Note 6.  Deposits

Major classifications of deposits at June 30, 2008 and 2007 are summarized as follows:

(In thousands)	2008	2007

Noninterest bearing checking	$41,798	$44,020
Interest bearing deposits:
Certificates of deposit	89,470	74,563
Savings deposits	72,706	71,830
Money market deposits	37,970	37,710
NOW deposits	79,487	56,053
Total interest bearing deposits	279,633	240,156

Total deposits	$321,431	$284,176

Advance payments by borrowers for taxes and insurance totaling $3,734,000 and $3,741,000 at June 30, 2008 and 2007, respectively, are included in savings deposits.

The following indicates the amount of certificates of deposit by time remaining to maturity as of June 30, 2008 and 2007.
(In thousands)	3 months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

As of June 30, 2008:
Certificates of deposit less than $100,000	$24,767	$19,597	$18,714	$6,272	$69,350
Certificates of deposit $100,000 or more	7,988	7,415	3,686	1,031	20,120
Total certificates of deposit	$32,755	$27,012	$22,400	$7,303	$89,470

As of June 30, 2007:
Certificates of deposit less than $100,000	$21,791	$18,630	$7,732	$12,488	$60,641
Certificates of deposit $100,000 or more	5,105	3,986	2,371	2,460	13,922
Total certificates of deposit	$26,896	$22,616	$10,103	$14,948	$74,563

Scheduled maturities of certificates of deposit at June 30, 2008 were as follows:
(In thousands)
Fiscal year end
2009	$82,167
2010	4,802
2011	1,698
2012	803
$89,470

Note 7.   Borrowings

At June 30, 2008, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $31.8 million with the Federal Home Loan Bank.  At June 30, 2008, there was a balance of $1.0 million outstanding under the Overnight Line of Credit.  Interest on these lines is determined at the time of borrowing.  In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates.  The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.   At June 30, 2008, approximately $123.3 million of collateral was available to be pledged against potential borrowings at the FHLB.

At June 30, 2008, The Bank of Greene County had term borrowings totaling $19.0 million from the FHLB, of which, $14.0 million consisted of several fixed rate, fixed term advances with a weighted average rate of 3.34% and a weighted average maturity of 34 months.  The remaining $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2008, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

Scheduled maturities of borrowings at June 30, 2008 were as follows:
(In thousands)
Fiscal year end
2010	$4,000
2011	5,000
2012	3,000
2013	1,000
2014	6,000
$19,000

Note 8.   Employee Benefits Plans

Defined Benefit Pension Plan
The Bank of Greene County participates in a noncontributory, multi-employer, defined benefit pension plan (the “Pension Plan”). Effective January 1, 2006, the Board of Directors of the Bank resolved to exclude from membership in the Pension Plan employees hired on or after January 1, 2006 and elected to cease additional benefit accruals to existing Pension Plan participants effective July 1, 2006.  Substantially all Bank employees who were hired before January 1, 2006 and attained the age of 21 are covered by the plan.  Under the plan, retirement benefits are primarily a function of both years of service and level of compensation.    The Bank of Greene County recognized pension expense in the amount of $356,000 and $306,000 during fiscal years 2008 and 2007, respectively.

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan (the “Contribution Plan”) covering substantially all employees who have completed three months of service.  The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code.  The provisions permit employees to contribute up to 25% of their total compensation on a pre-tax basis.    Effective July 1, 2006, The Bank of Greene County matched the employee contribution dollar for dollar for the first 2% and then 50% of the employee contribution up to the next 4%.   Effective January 1, 2007, The Bank of Greene County matched the employee contribution dollar for dollar for the first 3% and then 50% of the employee contribution up to the next 3%.  Company contributions associated with the plan amounted to $164,000 and $146,000 in fiscal 2008 and 2007, respectively.  We expect the changes made will result in increased expenses in future periods and that such increases will not be material.

ESOP
All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP.  Acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which is repayable annually with interest at the Prime Rate over ten years.  Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation.  This loan was paid in full in June 2008 and the final allocation of shares originally purchased from the loan funds will be allocated as of December 2008 to qualifying participants.  Participant’s benefits become fully vested after five years of service.  ESOP expense was $141,000 and $205,000 for the years ended June 30, 2008 and 2007, respectively.  At June 30, 2008 and 2007, there were 8,767 and 22,176 shares unearned, respectively, having an aggregate market value of $120,000 and $302,000, respectively.

Note 9.    Stock-based Compensation Plans

Stock Option Plan
On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan (“Option Plan”), which authorized the Board of Directors to grant up to 181,898 shares of Common Stock.  On March 28, 2000, the Board of Directors granted 181,880 options to buy stock under the Option Plan at an exercise price of $3.94, the fair value of the stock on that date.  These options have a 10-year term and vested ratably over the 5-year vesting period.  On March 19, 2002, the Board of Directors granted 12,000 options that were previously forfeited by a former employee.  These options have an exercise price of $9.20, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter, and a term of 10 years.  During fiscal years ended June 30, 2008 and 2007, Greene County Bancorp Inc. issued 6,940 shares and 5,820 shares, respectively, from treasury stock for options exercised under the Option Plan.  In June 2007, the Company cancelled 21,600 options in exchange for cash at an exchange rate equal to the closing stock price on the day of cancellation less the option exercise price.  During fiscal 2008, the Company cancelled 23,780 options in exchange for cash at an exchange rate equal to the closing stock price on the day of cancellation less the option exercise price.

The Company adopted SFAS 123(R), “Share-Based Payment” effective July 1, 2006.  However, since all outstanding options vested prior to June 30, 2006, there is no stock-based compensation expense recorded in the fiscal years ended June 30, 2008 and 2007.

A summary of the Company’s stock option activity and related information for its option plan for the fiscal years ended June 30, 2008 and 2007 is as follows:

	2008		2007
		Weighted average		Weighted average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of period	72,664	$4.55	100,084	$4.38
Shares granted	---	---	---	---
Exercised	(6,940)	$3.94	(5,820)	$3.94
Surrendered	(23,780)	$3.94	(21,600)	$3.94
Forfeited	---	---	---	---
Outstanding at period end	41,944	$5.00	72,664	$4.55
Exercisable at period end	41,944	$5.00	72,664	$4.55

The following table presents stock options outstanding and exercisable at June 30, 2008:

Options Outstanding and Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$3.94	33,444	1.75	$3.94
$9.20	8,500	3.75	$9.20
	41,944	2.16	$5.00

The total intrinsic value of the options outstanding and exercisable at June 30, 2008, was approximately $363,000.  The total intrinsic value of the options exercised or surrendered during the years ended June 30, 2008 and 2007, was approximately $258,000 and $272,000, respectively.  There were no stock options granted during the years ended June 30, 2008 and 2007.  The Company had no non-vested options outstanding at or during the years ended June 30, 2008 and 2007.

Note 10.    Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2008	$2,720,000
Basic		4,121,260	$0.66
Effect of dilutive stock options		36,650	(0.01)
Diluted		4,157,910	$0.65

Fiscal year ended
June 30, 2007	$2,259,000
Basic		4,125,126	$0.55
Effect of dilutive stock options		68,309	(0.01)
Diluted		4,193,435	$0.54

Note 11.   Income Taxes

The provision for income taxes consists of the following for the fiscal years ended June 30:

(In thousands)	2008	2007
Current:
Federal	$982	$636
State	298	245
Total current	1,280	881
Deferred	(115)	28
Total income tax expense	$1,165	$909

The effective tax rate differs from the federal statutory rate as follows for fiscal years ended June 30:

	2008	2007
Tax based on federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	5.06	5.11
Tax-exempt income	(9.44)	(11.95)
Other, net	0.38	1.53
Total income tax expense	30.00%	28.69%

The components of the deferred tax assets and liabilities at June 30 were as follows:

(in thousands)	2008	2007
Deferred tax assets:
Allowance for loan losses	$730	$578
Unrealized losses on investment available for sale	5	255
Other	26	8
Total deferred tax assets	761	841

Deferred tax liabilities:
Depreciation	327	325
Loan costs	191	138
Other	7	7
Total deferred tax liabilities	525	470
Net deferred tax asset	$236	$371

A portion of the change in the net deferred tax asset at June 30, 2008 and 2007 related to the unrealized gains and losses on securities available-for-sale.  The related changes in deferred tax assets and liabilities of $250,000 for fiscal 2008 and $222,000 for fiscal 2007 were recorded directly to the accumulated other comprehensive loss component of shareholders’ equity.

In July 2006, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (“FIN 48”). Effective for fiscal years beginning after December 15, 2006, FIN 48 provides guidance on the financial statement recognition and measurement for income tax positions that the Company has taken or expects to take in its income tax returns. It also provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 on July 1, 2007. The adoption required the Company to recognize a $218,000 increase in our liability for unrecognized tax benefits which was charged to retained earnings.  During fiscal 2008, approximately $5,000 in tax provisions were allocated for uncertainty in income taxes.

During the 2008 fiscal year the Company paid $189,000 to the Internal Revenue Service of which $27,000 was associated with interest and none for penalties.  As of July 1, 2007, the Company had an unrecognized tax benefits of $218,000 including $32,000 for penalties and interest. The Company recognizes penalties and accrued interest related to unrecognized tax benefits in tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax as follows:

(in thousands)

Balance July 1, 2007	$218
Additions for tax positions of prior years	5
Settlement	(189)

Balance June 30, 2008	$34

Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. The Company reviews its tax balances quarterly and as new information becomes available, the balances are adjusted, as appropriate. The Company is no longer subject to federal income tax examinations by tax authorities for years before June 30, 2006, or state income tax examinations by tax authorities for years before June 30, 2004.

Note 12.  Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements.

The Bank of Greene County’s loan commitments are as follows at June 30, 2008 and 2007:

(In thousands)
	2008	2007
Commercial mortgage loan commitments	$4,006	$2,360
Residential mortgage loan commitments	7,689	6,319
Unused portion of premium overdraft privilege	8,610	7,485
Unused portion of overdraft lines of credit	722	628
Unused portion of home equity lines of credit	8,425	5,911
Unused portion of commercial lines of credit	4,659	3,996
Total commitments	$34,111	$26,779

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

Note 13.   Operating Leases

The Bank of Greene County entered into an operating lease in connection with the Westerlo branch, which began December 1, 2000 and expires on November 30, 2010.  Under the current terms of the lease The Bank of Greene County is required to pay $900 per month or $10,800 per annum.    The Bank of Greene County also has an operating lease in connection with the branch in Hudson, New York., which began November 1, 2004 and expires on October 31, 2008. Under the current terms of the lease The Bank of Greene County is required to pay $1,000 per month or $12,000 per annum.  On July 19, 2006, The Bank of Greene County entered into an operating lease in connection with the opening of the Greenport branch.  The terms of the lease expire on December 31, 2011 and The Bank of Greene County is currently required to pay $3,000 per month or $36,000 per annum.  Operating lease expense totaled $60,000 and $49,000 for fiscal years 2008 and 2007 respectively.    Minimum lease commitments for future years ending June 30 are as follows:

(In thousands)
Fiscal year end	Annual Lease Payments
2009	$50,800
2010	46,800
2011	40,500
2012	18,000
Total payments	$156,100

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

The fair value of commitments to extend credit is estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers.  At June 30, 2008 and 2007, the estimated fair values of these off-balance sheet financial instruments were immaterial.

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

The carrying amounts and estimated fair value of financial instruments are as follows:

( in thousands)	June 30, 2008		June 30, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$8,662	$8,662	$14,026	$14,026
Securities available-for-sale	97,692	97,692	87,184	87,184
Securities held-to-maturity	15,457	15,957	---	---
Federal Home Loan Bank stock	1,386	1,386	657	657
Net loans	238,440	240,447	207,280	205,637
Accrued interest receivable	2,139	2,139	1,955	1,955
Deposits	321,431	321,424	284,176	283,953
Federal Home Loan Bank borrowings	20,000	19,379	5,000	4,541
Accrued interest payable	132	132	101	101

Note 16.  Regulatory Matters

The Bank of Greene County and its’ wholly-owned subsidiary Greene County Commercial Bank are subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Commercial Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  As of June 30, 2008, the most recent notification from regulators categorized the banks as “well capitalized” under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the banks’ category.

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County and Greene County Commercial Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital to assets (as defined), and of tangible capital (as defined) to tangible assets (as defined).  Management believes, as of June 30, 2008, that The Bank of Greene County and Greene County Commercial Bank meet all capital adequacy requirements to which they are subject.

(Dollars in thousands)					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
	Actual
The Bank of Greene County	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2008:

Total capital (to risk weighted assets)	$33,902	16.5%	$16,424	8.0%	$20,530	10.0%
Tier 1 capital (to risk weighted assets)	32,030	15.6	8,212	4.0	12,318	6.0
Tier 1 capital (to adjusted assets)	32,030	8.5	11,374	3.0	18,957	5.0
Tangible capital (to tangible assets)	32,030	8.5	5,687	1.5	---	---

As of June 30, 2007:

Total capital (to risk weighted assets)	$32,935	19.4%	$13,558	8.0%	$16,948	10.0%
Tier 1 capital (to risk weighted assets)	31,450	18.6	6,779	4.0	10,169	6.0
Tier 1 capital (to adjusted assets)	31,450	9.8	9,674	3.0	16,123	5.0
Tangible capital (to tangible assets)	31,450	9.8	4,837	1.5	---	---

Greene County Commercial Bank

As of June 30, 2008:

Total capital (to risk weighted assets)	$5,827	47.9%	$974	8.0%	$1,217	10.0%
Tier 1 capital (to risk weighted assets)	$5,827	47.9	487	4.0	730	6.0
Tier 1 capital (to average assets)	$5,827	9.5	2,442	4.0	3,053	5.0

As of June 30, 2007:

Total capital (to risk weighted assets)	$5,089	68.6%	$593	8.0%	$741	10.0%
Tier 1 capital (to risk weighted assets)	5,089	68.6	297	4.0	445	6.0
Tier 1 capital (to average assets)	5,089	11.6	1,754	4.0	2,193	5.0

Note 17.  Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial position and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2008 and 2007.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
(in thousands)

	June 30,
ASSETS	2008	2007
Cash and cash equivalents	$3,449	$2,675
Investment in subsidiaries	32,015	31,049
State and political subdivision securities, at fair value	852	1,845
Accrued interest receivable	8	12
Prepaid expenses and other assets	14	88
Total assets	$36,338	$35,669

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	$71	$254
Total shareholders’ equity	36,267	35,415
Total liabilities and shareholders’ equity	$36,338	$35,669

Greene County Bancorp, Inc.
Condensed Statements of Income
(in thousands)

	Years Ended June 30,
	2008	2007
Income:
Equity in undistributed net income of subsidiaries	$798	$1,244
Dividend from subsidiary	2,000	1,000
Tax exempt securities interest	76	117
Interest bearing deposits and federal funds sold interest	62	43
Total income	2,936	2,404

Operating expenses:
Legal fees	104	35
Other	112	110
Total operating expenses	216	145

Net income	$2,720	$2,259

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
(in thousands)

	Years Ended June 30
	2008	2007
Cash flows from operating activities:
Net Income	$2,720	$2,259
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiaries	(798)	(1,244)
ESOP shares earned	141	205
Net amortization of premiums	2	5
Net decrease in accrued interest receivable, prepaid expenses
and other assets	164	35
Net (decrease) increase in other liabilities	(187)	217
Net cash provided by operating activities	2,042	1,477

Cash flow from investing activities:
Proceeds from maturities of securities	1,000	1,170
Net cash provided by (used in) investing activities	1,000	1,170

Cash flows from financing activities:
Payment of cash dividends	(1,281)	(885)
Repurchase of stock	(799)	---
Stock options surrendered	(215)	(212)
Proceeds from exercise of stock options	27	24
Net cash used in financing activities	(2,268)	(1,073)

Net increase in cash and cash equivalents	774	1,574

Cash and cash equivalents at beginning of period	2,675	1,101

Cash and cash equivalents at end of period	$3,449	$2,675

Note 18.  Subsequent events

On July 17, 2008, the Board of Directors declared a quarterly dividend of $0.17 per share of Greene County Bancorp, Inc.’s common stock.  The dividend reflects an annual cash dividend rate of $0.68 per share, which represents a 6.3% increase from the previous quarter’s annual dividend rate paid of $0.64 in June 2008.  The dividend will be payable to stockholders of record as of August 15, 2008, and will be paid on September 1, 2008.  It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

On July 29, 2008, a Special Meeting of Stockholders of Greene County Bancorp, Inc. was held to consider and vote upon the Greene County Bancorp, Inc. 2008 Equity Incentive Plan.  The plan is intended to provide officers, employees and directors of the Company and the Company’s direct and indirect subsidiaries, The Bank of Greene County and Greene County Commercial Bank, respectively, with additional incentives to promote the growth and performance of the Company, as well as to continue to attract and retain highly qualified officers and directors.  This plan was approved by Stockholders on July 29, 2008 to authorize the issuance of 180,000 shares of Company common stock pursuant to the exercise by award recipients of grants of incentive and non-statutory stock options, and stock appreciation rights.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. on October 25, 2008, at Columbia-Greene Community College, located at 4400 Route 23, Hudson, NY 12534.

Stock Listing
The NASDAQ Capital Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Auditors
Beard Miller Company LLP
100 Walnut Avenue
Suite 200
Clark, NJ  07066-1253

Transfer Agent and Registrar
Computershare Trust Services
350 Indiana Street
Golden, Colorado 80401
303-262-0600

Annual Report on Form 10-KSB
A copy of Greene County Bancorp, Inc.’s Form 10-KSB for the fiscal year ended June 30, 2008, will be furnished without charge to shareholders upon written request to the

Secretary
Greene County Bancorp, Inc.
302 Main Street
P.O. Box 470
Catskill, New York 12414

Branch and Office Locations
Catskill
P.O. Box 470
425 Main Street
Catskill, NY 12414
Telephone: 518-943-3700
Fax: 518-943-3756

Catskill Commons
100 Catskill Commons
Catskill, NY 12414
Telephone: 518-719-8060
Fax: 518-719-8063

Cairo
P.O. Box 40
230 Matthew Simons Road
Cairo, NY 12413
Telephone: 518-622-2662
Fax: 518-622-2663

Coxsackie
P. O. Box 335
2 Technology Drive
Coxsackie, NY 12051
Telephone: 518-731-2731
Fax: 518-731-2733

Chatham
2631 Route 66
Ghent, NY 12075
Telephone: 518-392-9600
Fax: 518-392-9660

Greenport
160 Fairview Avenue
Hudson, NY 12534
Telephone: 518-697-3421
Fax: 518-697-3425

Greenville
P. O. Box 688
4 Garland Lane
Greenville, NY 12083
Telephone: 518-966-5200
Fax: 518-966-4581

Hudson
Proprietor’s Hall
21 North 7th Street
Hudson, NY 12534
Telephone: 518-697-3311
Fax: 518-697-3312

Ravena
(Opening in early 2009)
2494 U.S, Route 9W
Ravena, NY 12143

Tannersville
P.O. Box 120
6176 Main Street
Tannersville, NY 12485
Telephone: 518-589-0800
Fax: 518-589-5649

Westerlo
P.O. Box 128
593 Route 143
Westerlo, NY 12193
Telephone: 518-797-3934
Fax: 518-797-3871

Administrative Center
P.O. Box 470
302 Main Street
Catskill, NY 12414
Telephone: 518-943-2600
Fax: 518-943-4431

Lending and Operations Center
P.O. Box 470
288 Main Street
Catskill, NY 12414
Lending:
Phone: 518-943-1424
Fax: 518-943-3695
Operations:
Phone: 518-943-0742
Fax: 518-943-4328

Board of Directors

Martin Smith
Chairman of the Board
Consultant to Main Bros. Oil Co., Inc.

Donald Gibson
President & CEO of Greene County Bancorp, Inc.

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