Form 10-K, Exhibit 13
period 2009-06-30
GREENE COUNTY BANCORP INC
filed 2009-09-28
CIK 1070524

GREENE COUNTY BANCORP, INC.
2009 ANNUAL REPORT

120 YEARS AGO
the convergence of railroads, a reliable water supply and a telephone system meant boom times for Catskill. And it was the prospect of new homes, busy shops and bustling factories that prompted 16 local businessmen to organize a building and loan association that would one day make its way down the Hudson River to the world’s financial center – literally from Main Street to Wall Street.

* * *

—JANUARY 22, 1889—
Building & Loan Association of Catskill founded * shareholders required to pay $1 per month, per share * Thomas E. Ferrier, town supervisor and owner of a brick yard and knitting mill, elected president —1889— first loan of $400 (at 4-1/5%) made to insurance man Harry M. Vedder for purchase of real estate on Main Street * a haircut in town cost 10 cents, a meal at a local restaurant about 25 cents, a small house on a nice lot $1,400 —1890— in its first full year, the association made loans totaling $11,100 * a $50 salary is paid to one member: Secretary W.E. Torrey —1902— Thomas Ferrier passes away and is replaced as bank president by his son-in-law and partner in the brick company, Percival Goldin —1911— name changed to Catskill Savings & Loan Association (CS&LA) * first savings deposits accepted —1912— $23,688 deposited in savings accounts * the bank continues to operate out of a rented storefront on Main Street —1920— savings deposits exceed $100,000 —1921— Hon. Josiah C. Tallmadge becomes bank’s 3rd president —1929— surprisingly, local business continues as usual after the stock market crash * most Catskill folk were not yet invested in Wall Street —1930— CS&LA purchases first office at 389 Main Street in Catskill for $15,000 —1933— stock market woes force hundreds of banks across the nation to close, as depositors rush to claim their money * no such runs on banks occur in Greene County, though state and federal mandates force local institutions to close for a short time * John H. Story named president, replacing Josiah Tallmadge who died in office the prior year —1935— Thomas E. Jones becomes president, but dies just a few months later —1936— George B. Austin succeeds Jones as president, but dies midway through the year —1937— J. Clark Salisbury named president —1940— total assets reach $1 million for the first time in bank history —1943— H. Clifford Smith, a wholesale grocer, takes over as president —1962— Henry DuBois becomes bank’s first full-time president and initiates a strategy to expand into areas surrounding Catskill —1963— CS&LA builds first full-service office, complete with drive-up window, at 425 Main Street —1972— longtime Catskill dentist and board member Harold Gardner named president, but dies in office the following year —1973— James J. Murphy, Jr., who moved his family upstate after witnessing a stabbing in New York City, becomes the only bank president to hail from outside of Greene County —1974— converts from Savings & Loan to state-chartered Savings Bank, changing name to Greene County Savings Bank * opens 2nd branch in Coxsackie —1980— pressure on interest rate margins from 1970s inflation compels bank to suspend the sale of certificates of deposit —1981— mortgages priced at 15% plus points to reduce loan demand and build up liquidity * Christmas party cancelled in consideration of difficult times —1987— James Murphy dies and is succeeded by Catskill native J. Bruce Whittaker, who will become the bank’s longest-tenured president (20 years) and preside over unprecedented growth —1988— opens 3rd branch in Cairo managed by 23-year-old Donald Gibson, youngest branch manager in bank history, who later becomes president —1989— total assets reach $85 million —1997— opens 4th branch in Greenville —1998— bank goes public establishing a holding company – Greene County Bancorp, Inc. * issues 44% of stock to public, raising $8 million in capital, net of conversion costs * changes name to The Bank of Greene County * bank establishes charitable foundation to support education, the arts, affordable housing and other worthy causes —1999— common stock approved for listing on NASDAQ Small-Cap Market under the symbol GCBC * opens administrative headquarters in Catskill renovating an historic art deco building at 302 Main Street * J. Bruce Whittaker, himself a volunteer firefighter and chief, creates special loan program for fire companies in need of equipment or capital improvements —2000— opens 5th branch in Tannersville * Internet banking and Visa¨ check cards introduced —2001— opens 6th branch in Westerlo * the tragedies of 9/11 spur city dwellers to look at Catskill area for relocation or second homes * charitable foundation continues to support local causes, including the restoration of 19th Century landscape artist Thomas Cole’s home —2002— $2 million low-interest loan fund created to support restoration and preservation of commercial buildings on Main Street – 15 properties eventually purchased or renovated through this program —2004— opens Greene County Commercial Bank to facilitate relationships with municipalities, school districts and other public entities * opens investment services department —2005— opens 7th branch in Hudson * relocates and expands Cairo branch —2006— converts a former livery and car dealership at 288 Main Street into new Lending & Operations Center * relocates and expands Coxsackie office —2007— J. Bruce Whittaker retires, handing reins to Donald Gibson – the bank’s 13th president * bank opens 8th branch at Catskill Commons and 9th branch in Greenport * e-checking accounts introduced, eliminating paper statements —2008— opens 10th branch in Chatham —2009— opens 11th office in Ravena-Coeymans * despite unprecedented economic difficulties nationwide, bank posts best performance ever, finishing fiscal year with net income of $4.1 million and total assets of $460.5 million * officers and directors ring the bell opening the NASDAQ stock exchange in New York City on January 22, commemorating the bank’s 120th anniversary

Our thanks to Catskill historian Ted Hilcher, Esq. for his contribution to this timeline.

FINANCIAL HIGHLIGHTS

	At or for the Years Ended June 30, __________________________________________________________________________________________________

(In thousands)	2009	2008	2007	2006	2005
Total assets	$460,536	$379,608	$325,826	$307,565	$294,680
Loans receivable, net	267,902	238,440	207,280	190,093	164,292
Securities available-for-sale	98,271	96,692	87,184	87,267	98,851
Securities held-to-maturity	63,336	15,457	---	---	---
Deposits	398,729	321,431	284,176	268,250	253,237
Shareholders’ equity	40,264	36,267	35,415	33,581	32,753
Net interest income	15,730	12,190	10,543	10,688	10,826
Provision for loan losses	2,018	581	279	200	71
Total noninterest income	6,097	4,577	3,941	3,112	2,695
Total noninterest expense	13,557	12,301	11,037	10,528	9,239
Income tax provision	2,167	1,165	909	829	1,262
Net income	4,085	2,720	2,259	2,243	2,949

ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and its subsidiary, Greene County Commercial Bank.  The Company’s consolidated assets as of June 30, 2009, were $460.5 million.

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

The Bank serves Greene, Albany and Columbia counties in New York State through administrative and lending/operations centers in Catskill, and eleven banking offices in Catskill-Main Street, Catskill-Commons, Cairo, Chatham, Coxsackie, Greenport, Greenville, Hudson, Ravena, Tannersville and Westerlo.  As part of its mission, the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

Branch and Office Locations listed and map of service area

LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

While unprecedented disruptions in the economy have brought out the worst in many financial institutions across the nation, they have indeed brought out the best in Greene County Bancorp, Inc.  I am very please to inform you that your Company posted solid results for fiscal year 2009.  In many ways, it was the best 12 months in our 120-year history.

This accomplishment is a tribute to the extraordinary efforts of our dedicated team and the unwavering support of our Board of Directors.   We made significant progress toward achieving our long-term strategic goals, and strengthened an already solid foundation for growth.  This positions us well to create shareholder value for many years to come.

In addition to presenting financial and business results, this annual report looks back at the Company’s history, culminating with our 120th anniversary celebration on January 22, 2009.  On that date, the management team and Board of Directors opened the trading day at the NASDAQ Stock Market in New York City’s Times Square.

Record Earnings Highlight 2009 Financial & Business Performance

We feel very fortunate to report that record earnings, along with strong growth in loans, deposits and capital, highlighted Greene County Bancorp, Inc.’s fiscal year 2009 results.  Net income for the fiscal year was $4.1 million, compared to $2.7 million the prior year, an increase of 51.9%.

The most significant contribution to improved earnings was higher net interest income, which increased by $3.5 million to $15.7 million for the year ended June 30, 2009, compared to $12.2 million for the prior year.

Our net interest margin increased by 16 basis points to 3.80% in fiscal 2009, versus 3.64% for the year ended June 30, 2008.

Assets totaled $460.5 million at June 30, 2009, compared to $379.6 million at June 30, 2008, an increase of 21.3%. The increase of $80.9 million represents the largest one-year asset growth in the Company’s history.

Lending continued its solid growth pattern established during the last several years.  Net outstanding loans totaled $267.9 million at June 30, 2009, an increase of $29.5 million, or 12.4%, over the prior year-end’s $238.4 million.

Our focus on commercial lending over the last several years has proven successful, as we continue to build customer relationships.   Total real estate and business loans outstanding at June 30, 2009, amounted to $59.7 million, versus $40.0 million at the end of fiscal year 2008, an increase of $19.7 million or 49.3%.

In response to the continued growth of our loan portfolio amid uncertain economic conditions, we continue to closely monitor credit quality and adjust our allowance for credit losses when necessary. The provision for loan losses amounted to $2.0 million for the fiscal year 2009, versus $581,000 for the fiscal year 2008.

As a percentage of total loans, nonperforming loans represented 1.01% at the end of fiscal year 2009, compared to 0.81% at the end of fiscal year 2008. Our allowance for loan losses to total loans was 1.26% for fiscal year-end 2009, compared to 0.79% for fiscal year-end 2008.

In addition to growing the loan portfolio, our investment portfolio increased to $161.6 million at the end of fiscal year 2009, up 44.2% from $112.1 million at the end of fiscal year 2008.

Increased deposits were the primary funding source for our loan and investment portfolio growth.  For fiscal year end 2009 and 2008, total deposits were $398.7 million and $321.4 million, respectively, an increase of $77.3 million or 24.1%.

We remain focused on our long-term strategy to grow core deposits across retail, commercial and municipal customer segments.  Core deposits now constitute over 75% of total deposits.

Noninterest income increased to approximately $6.1 million for the year ended June 30, 2009, compared to $4.6 million for the prior fiscal year. The results include a one-time cash payment of approximately $1.7 million ($1.0 million net of tax) received for the transfer of our merchant bank card processing business to TransFirst LLC. Also reflected was an impairment charge of $221,000 ($135,000 net of tax) related to the other-than-temporary impairment of a Lehman Brothers Holdings, Inc. debt security held by the Bank.

We continued to see solid growth in Visa® debit card usage during fiscal year 2009, processing over $96 million in transactions.  Fees earned totaled $894,000 for fiscal 2009, compared to $802,000 for the year ended June 30, 2008, an increase of $92,000 or 11.5%. Our Visa® Extra - Rewards program, combined with our unique in-house Greene Loyalty - Points feature, is in large part driving this success.

Our wealth management customer base continued to grow nicely in fiscal year 2009. However, due to adverse market conditions, fees earned from our investment program, Investor’s MarketPlace, decreased by $59,000 to $238,000 for fiscal year 2009.

The Company’s capital ratios remain strong with total shareholders’ equity of $40.3 million as of June 30, 2009, representing 8.7% of total assets. The capital ratios of the Bank significantly exceeded the “well capitalized” regulatory standard with a Tier 1 capital ratio of 7.9% and a total risk based capital ratio of 14.5%.

In light of the Company’s strong financial and liquidity positions, management determined that participation in the Troubled Asset Relief Program (TARP) and Capital Purchase Program (CPP) was not warranted. Consequently, the Company elected to withdraw its application for inclusion.

In lieu of the CPP participation, the Company has secured a revolving line of credit in the amount of $5.0 million from the Atlantic Central Bankers Bank. The line is secured by all of the outstanding shares of common stock of The Bank of Greene County.  Interest is based on a floating rate equal to the Prime Rate as reported in the Wall Street Journal.  There were no balances outstanding on this line of credit at June 30, 2009.

In January 2009, we expanded our footprint in Albany County by opening our eleventh full-service branch, a 3,500-square-foot facility, located on Route 9W in the Village of Ravena, Town of Coeymans.

We have opened four new branches since 2007: Catskill Commons, Greenport, Chatham and Ravena-Coeymans. All have proven to be very successful and have enabled us to gain market share in Greene, Albany and Columbia Counties.

The Bank of Greene County Charitable Foundation (“Charitable Foundation”) contributed over $56,000 to dozens of local, non-profit organizations in fiscal year 2009.  Since 1998, the foundation has distributed over $450,000 in support of education, health and wellness, social and civic services, and cultural, arts and recreation programs.  It’s our way of helping to improve the quality of life in our communities.

Since 1889, people have counted on us to keep their money safe.  As we look ahead to 2010, you can count on our continued vigilance.  We will work hared – and together- to protect the interests of customers, employees and shareholders alike, especially during challenging times.

We are proud of what we have accomplished at Greene County Bancorp, Inc. and well look forward to new levels of success in the coming years.

Sincerely,

/s/ Donald Gibson
Donald Gibson
President and Chief Executive Officer

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown was derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	At or for the Years Ended June 30,
(Dollars in thousands except per share amounts)	2009	2008	2007
SELECTED FINANCIAL CONDITION DATA:
Total assets	$460,536	$379,608	$325,826
Loans receivable, net	267,902	238,440	207,280
Securities available-for-sale	98,271	96,692	87,184
Securities held-to-maturity	63,336	15,457	---
Deposits	398,729	321,431	284,176
Shareholders' equity	40,264	36,267	35,415

AVERAGE BALANCES:
Total assets	435,745	355,625	315,308
Earning assets	413,846	335,022	294,568
Loans receivable, net	258,199	222,585	200,093
Securities	142,978	98,221	82,626
Deposits	375,039	306,191	273,979
Borrowings	20,249	11,717	5,001
Shareholders' equity	37,934	36,161	34,808

SELECTED OPERATIONS DATA:
Total interest income	22,482	19,534	16,985
Total interest expense	6,752	7,344	6,442
Net interest income	15,730	12,190	10,543
Provision for loan losses	2,018	581	279
Net interest income after provision for loan losses	13,712	11,609	10,264
Total noninterest income	6,097	4,577	3,941
Total noninterest expense	13,557	12,301	11,037
Income before taxes	6,252	3,885	3,168
Income tax provision	2,167	1,165	909
Net income	4,085	2,720	2,259

FINANCIAL RATIOS:
Return on average assets1	0.94%	0.76%	0.72%
Return on average shareholders’ equity2	10.77	7.52	6.49
Noninterest expenses to average total assets	3.11	3.46	3.50
Average interest earning assets to average interest bearing liabilities	115.97	120.78	123.62
Net interest rate spread3	3.54	3.18	3.07
Net interest margin4	3.80	3.64	3.58
Efficiency ratio5	62.11	73.36	76.20
Shareholders’ equity to total assets, at end of period	8.74	9.55	10.87
Average shareholders’ equity to average assets	8.71	10.17	11.04
Dividend payout ratio6	68.00	106.06	87.27
Actual dividends declared to net income7	29.94	47.10	39.18
Nonperforming assets to total assets, at end of period	0.64	0.51	0.21
…continued	At or for the Years Ended June 30,
	2009	2008	2007
Nonperforming loans to total loans, at end of period	1.01%	0.81%	0.33%
Allowance for loan losses to non-performing loans	126.06	97.37	217.89
Allowance for loan losses to total loans receivable	1.26	0.79	0.71
Book value8	$9.81	$8.87	$8.58
Basic earnings per share	1.00	0.66	0.55
Diluted earnings per share	0.99	0.65	0.54
OTHER DATA:
Closing market price of common stock	$14.50	$13.65	$13.60
Number of full-service offices	11	10	9

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

Information

We make available free of charge through our website the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the holding company for The Bank of Greene County (the “Bank”), which is a community-based bank offering a variety of financial services to meet the needs of the communities it serves.  The Bank of Greene County is a federally chartered savings bank.  The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities.  The Bank of Greene County currently operates eleven full service branches, an administration office and an operations center in New York’s Greene, Albany, and Columbia counties.  In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities.  GCCB is a subsidiary of The Bank of Greene County, and is a New York State-chartered commercial bank.  Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Capital Market under the symbol “GCBC.”  Greene County Bancorp, MHC is a mutual holding company that owns 56.1% of Greene County Bancorp, Inc.’s outstanding common stock.

Greene County Bancorp, Inc.’s results of operations, like many other financial institutions, depend primarily on its net interest income, which is the difference between the income earned on Greene County Bancorp, Inc.’s loan and securities portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations can also be affected by Greene County Bancorp, Inc.’s provision for loan losses, income and expense pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense.  Noninterest income consists primarily of fees and service charges.  Noninterest expense consists principally of salaries and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect Greene County Bancorp, Inc. and its related entities.

Critical Accounting Policies

Greene County Bancorp, Inc.’s critical accounting policies relates to the allowance for loan losses and the evaluation of securities for other-than-temporary impairment.  The allowance for loan losses is based on management’s estimation of an amount that is intended to absorb losses in the existing portfolio.  The allowance for loan losses is established through a provision for losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions.  Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management’s estimate of probable credit losses and other factors that warrant recognition in providing for the allowance of loan losses.  However, this evaluation involves a high degree of complexity and requires management to make subjective judgments that often require assumptions or estimates about highly uncertain matters.  This critical accounting policy and its application are periodically reviewed with the Audit Committee and the Board of Directors.

Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and Staff Accounting Bulletin 59, “Noncurrent Marketable Equity Securities,” require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary.  Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis.  The Company considers many factors, including the severity and duration of the impairment; the intent and ability of the Company to hold the equity security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, intent to sell the security, the likelihood to be required to sell the security before it recovers the entire amortized cost, external credit ratings and recent downgrades.  Financial Accounting Standards Board Staff Position (“FSP”) No. 115-2 and 124-2, “Recognition and Presentation of Other-than-Temporary Impairments” (“FSP FAS 115-2”) requires the Company to record other-than-temporary impairment charges through earnings, if it has the intent to sell, or will more likely than not be required to sell an impaired debt security before a recovery of its amortized cost basis.  In addition, FSP FAS 115-2 requires the Company to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell.  Credit loss is measured as the difference between the present value of an impaired debt security’s cash flows and its amortized cost basis.  Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as the Company has no intent or requirement to sell an impaired security before a recovery of amortized cost basis.

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

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap.”  An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2009, Greene County Bancorp, Inc.’s cumulative one-year and three-year gap positions, the difference between the amount of interest earning assets maturing or repricing within one year and three years and interest bearing liabilities maturing or repricing within one year and three years, as a percentage of total interest earning assets were positive 3.98% and negative 3.67%, respectively.

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

The following table presents Greene County Bancorp, Inc.’s net portfolio value (“NPV”).  The NPV table indicates the market value of assets less the market value of liabilities at each specific rate shock environment.  The net portfolio value can be viewed as the mark-to-market net worth of the statement of financial condition.  These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions.  The information set forth below is based on data that included all financial instruments as of June 30, 2009.  Assumptions made by Greene County Bancorp, Inc. related to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios.  Actual maturity dates were used for fixed rate loans and certificate accounts.  Securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2009.  Variable rate loans were scheduled as of their next scheduled interest rate repricing date.  Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category, a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category.  The noninterest bearing category does not use a decay assumption, and the 24 month FHLB advance rate was used as the discount rate.  The NPV at “PAR” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and value of liabilities assuming no change in interest rates.  The NPV for down 100, 200 and 300 basis points has been excluded since it would not be meaningful in the interest rate environment as of June 30, 2009.

The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2009.

Changes in
market interest rates		$Change	%Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio1	Change 2

(In thousands)
+300 bp	$32,531	($26,045)	(44.46)%	7.57%	(496) bps
+200 bp	44,123	(14,453)	(24.67)%	9.93%	(260) bps
+100 bp	53,013	(5,564)	(9.50)%	11.59%	(93) bps
PAR	58,576	0	0.00%	12.53%	0 bps

_________________________________
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

Average Balance Sheet

The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2009 and 2008.  For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates.  No tax equivalent adjustments were made.  Average balances were based on daily averages. Average loan balances include non-performing loans.  The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(Dollars in thousands)	2009	2009	2009	2008	2008	2008
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net1	$260,588	$16,229	6.23%	$224,249	$14,671	6.54%
Securities2	142,978	6,138	4.29	98,221	4,384	4.46
Federal funds	5,391	20	0.37	7,399	271	3.66
Interest bearing bank balances	3,456	30	0.87	4,181	146	3.49
FHLB stock	1,433	65	4.53	972	62	6.38
Total interest earning assets	413,846	22,482	5.43%	335,022	19,534	5.83%
Cash and due from banks	6,228			5,858
Allowance for loan losses	(2,389)			(1,664)
Other non-interest earning assets	18,060			16,409
Total Assets	$435,745			$355,625
Interest bearing liabilities:
Savings and money market deposits	$124,962	1,370	1.10%	$107,852	1,792	1.66%
NOW deposits	116,387	1,989	1.71	73,942	1,735	2.35
Certificates of deposit	95,255	2,727	2.86	83,867	3,409	4.06
Borrowings	20,249	666	3.29	11,717	408	3.48
Total interest bearing liabilities	356,853	6,752	1.89%	277,378	7,344	2.65%
Non-interest bearing deposits	38,435			40,530
Other non-interest bearing liabilities	2,523			1,556
Shareholders’ equity	37,934			36,161
Total liabilities and equity	$435,745			$355,625

Net interest income		$15,730			$12,190

Net interest rate spread			3.54%			3.18%

Net interest margin			3.80%			3.64%

Average interest earning assets to
average interest bearing liabilities	115.97%			120.78%

__________________________
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

(In thousands)	2009 versus 2008			2008 versus 2007

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Loans receivable, net1	$2,281	$(723)	$1,558	$1,501	$(101)	$1,400
Securities2	1,927	(173)	1,754	655	540	1,195
Federal funds	(58)	(193)	(251)	30	(112)	(82)
Interest bearing bank balances	(22)	(94)	(116)	44	(36)	8
FHLB stock	24	(21)	3	20	8	28
Total interest earning assets	4,152	(1,204)	2,948	2,250	299	2,549

Interest bearing liabilities:
Savings and money market deposits	251	(673)	(422)	(213)	(378)	(591)
NOW deposits	814	(560)	254	614	(142)	472
Certificates of deposit	419	(1,101)	(682)	731	67	798
Borrowings	281	(23)	258	235	(12)	223
Total interest bearing liabilities	1,765	(2,357)	(592)	1,367	(465)	902

Net interest income	$2,387	$1,153	$3,540	$883	$764	$1,647

________________________________
1 Calculated net of deferred loan fees, loan discounts, and loans in process.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table shows, net interest income for the fiscal year ended June 30, 2009 has been affected most significantly by the increase in the volume of loans and securities complemented by the decrease in rates paid on deposit accounts.  The $1.6 million increase in earnings on loans resulted from the growth in the average balance of loans of $36.4 million to $260.6 million for the fiscal year ended June 30, 2009 as compared to $224.2 million for the fiscal year ended June 30, 2008.  The average rate earned on such loans decreased by 31 basis points to 6.23% for the fiscal year ended June 30, 2009 as compared to 6.54% for the fiscal year ended June 30, 2008.  Also complementing the increase in earnings from loans was increased earnings from securities of $1.8 million resulting from an increase in average balances of $44.8 million to $143.0 million for the fiscal year ended June 30, 2009 compared to $98.2 million for the fiscal year ended June 30, 2008.  The yield on such securities decreased 17 basis points to 4.29% for the fiscal year ended June 30, 2009 from 4.46% for the fiscal year ended June 30, 2008.

Total interest expense decreased $592,000 for the fiscal year ended June 30, 2009, resulting primarily from a decrease in the average rate paid of 76 basis points to 1.89% for the fiscal year ended June 30, 2009 from 2.65% for the fiscal year ended June 30, 2008, partially offset by in increase in the average balances of interest-bearing liabilities of $79.5 million to $356.9 million for the fiscal year ended June 30, 2009 compared to $277.4 million for the fiscal year ended June 30, 2008. The average rate paid on savings and money market deposits decreased 56 basis points for fiscal 2009, which was partially offset by a $17.1 million increase in average balances. The average rate paid on certificates of deposit decreased 120 basis points, which was partially offset by an increase in average balances of $11.4 million to $95.3 million for fiscal 2009.  Partially offsetting these decreases was an increase in interest expense on NOW deposits resulting from a $42.4 million increase in average balances, partially offset by a 64 basis point decrease in the average rate paid for fiscal 2009.    The average balance of borrowings increased $8.5 million in fiscal year 2009, and was partially offset by a decrease in the average rate paid of 19 basis points.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2009 AND JUNE 30, 2008

Total assets amounted to $460.5 million at June 30, 2009 as compared to $379.6 million at June 30, 2008, an increase of $80.9 million, or 21.3%.  The most significant growth occurred in investment securities, which increased $49.5 million or 44.2% to $161.6 million at June 30, 2009.   Net loans also increased $29.5 million or 12.4% to $267.9 million at June 30, 2009.   Net loans represented 58.2% of the asset composition at June 30, 2008 as compared to 62.8% at the prior fiscal year end.    Deposit growth of $77.3 million helped fund the growth in earning assets during the fiscal year ended June 30, 2009. The opening of a new full service branch as well as the continued growth in the customer base within the commercial bank subsidiary contributed to this growth in deposits. Greene County Bancorp, Inc. attributed a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff.  Marketing emphasis on attracting commercial deposit relationships as well as retail deposits, especially checking and lower-costing money market accounts, continue to be part of the Company’s strategic plan.

Securities

Securities increased to $161.6 million at June 30, 2009 from $112.1 million at June 30, 2008, an increase of $49.5 million.  The increase in the portfolio was the result of $98.0 million of securities purchases during the fiscal year ended June 30, 2009.  Purchases consisted primarily of $37.7 million of U.S. government sponsored enterprises bonds, $44.2 million of mortgage-backed securities, and $15.6 million of state and political subdivision securities. These purchases were funded through deposit growth, primarily from local municipalities. The deposits with municipalities require the Company to pledge securities as collateral for the balances in excess of FDIC insurance limits.  This increase was partially offset by maturities and principal repayments of $44.2 million, of which $9.1 million were mortgage-backed securities, $8.3 million were state and political subdivision securities and $26.7 million were U.S. government sponsored enterprises securities, and sales of mortgage-backed securities of $4.6 million, and sales of state and political subdivision securities of $935,000.

During the year ended June 30, 2009 and 2008, the Company invested $10.8 million and $5.6 million, respectively, in a nonstandard type of mortgage-backed security called “DUS” bonds, which are bonds issued under a program originally initiated by Fannie Mae called the Delegated Underwriting and Servicing Program.  Total DUS bonds held by the Company were $27.8 million at June 30, 2009.  DUS bonds are nonstandard securities issued by Fannie Mae and Freddie Mac with underlying collateral in multi-family housing.  They offer a yield maintenance provision, which helps protect the value of the investment in a declining or low interest rate environment.  However, due to the yield maintenance provision, the Company paid a significant amount of premium when acquiring these investments.  Further, these securities offer less interest rate sensitivity, especially in a declining rate environment.  Mortgage-backed securities, including “DUS” bonds, accounted for $92.4 million of the $161.6 million of securities held in the Company’s securities portfolio at June 30, 2009.  $2.9 million of the mortgage-backed securities were adjustable rate, and $61.5 million of these securities mature in 10 years or less, which helps to offset the interest rate sensitivity of longer term fixed rate loans such as residential mortgage loans.

During the fiscal year 2009, $23.8 million of securities available-for-sale were transferred to held-to-maturity and included primarily mortgage-backed securities.  These securities were transferred at fair value which reflected a net unrealized loss of $338,000 at the time of transfer.  This unrealized loss is being accreted to other comprehensive income over the remaining average lives of these securities.

During the fiscal year ended June 30, 2008, the Company purchased approximately $9.0 million in corporate securities, which had an unrealized loss of $467,000 at fiscal year end 2009.  During fiscal 2009, the Company recognized an impairment charge of $221,000 ($135,000 net of tax) related to the other-than-temporary impairment of a Lehman Brothers Holdings, Inc. debt security held by the Company.  Management reviewed the remaining corporate securities and noted that there had been no significant downgrades associated with any of the securities by any of the rating agencies and they continue to perform as anticipated.  At June 30, 2009, net unrealized gains and losses on the securities, including both available-for-sale and held-to-maturity, amounted to a net gain of $2.7 million as compared to a net loss of $14,000 at June 30, 2008.  Management believes that as of June 30, 2009, none of the unrealized losses associated with marking to market the portfolio was the result of impairment, but rather were associated with the changing interest rate environment, widening credit spreads and market illiquidity at the end of the fiscal year.  Management’s process for evaluating securities for other-than-temporary impairment is discussed within Note 1 Summary of significant accounting policies in the Notes to Consolidated Financial Statements.

Greene County Bancorp, Inc. holds 20.3% of the securities portfolio at June 30, 2009, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates.  Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

	Carrying Value at June 30,
	2009		2008
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Securities available-for-sale:
U.S. government sponsored enterprises	$20,127	12.4%	$16,146	14.4%
State and political subdivisions	9,586	5.9	10,850	9.7
Mortgage-backed securities	60,129	37.2	60,782	54.2
Asset-backed securities	44	0.1	49	0.1
Corporate debt securities	8,292	5.1	8,486	7.5
Total debt securities	98,178	60.7	96,313	85.9
Equity securities and other	93	0.1	379	0.3
Total securities available-for-sale	98,271	60.8	96,692	86.2
Securities held-to-maturity:
U.S. government sponsored enterprises	7,049	4.4	---	---
State and political subdivisions	23,303	14.4	15,457	13.8
Mortgage-backed securities	32,319	20.0	---	---
Other securities	665	0.4	---	---
Total securities held-to-maturity	63,336	39.2	15,457	13.8
Total securities	$161,607	100.0%	$112,149	100.0%

Loans

Total net loans increased to $267.9 million at June 30, 2009 from $238.4 million at June 30, 2008, an increase of $29.5 million or 12.4%.  The Bank of Greene County continued to have strong demand for the various loan products offered. Real estate loans increased $26.1 million, or 12.9%, between June 30, 2009 and 2008.  $13.8 million of this increase were conventional residential mortgages, and $16.7 million was commercial real estate, and was partially offset by a $4.5 million decrease in construction and land loans.  The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio.  Consumers are willing to pay a slight premium for such service and consistency.  Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loans.  However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in commercial real estate mortgages, which have increased to $47.0 million at June 30, 2009 from $30.4 million at June 30, 2008, an increase of $16.6 million or 54.6%.  Commercial loans not collateralized by real estate have increased to $12.6 million at June 30, 2009 as compared to $9.7 million at June 30, 2008.  The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service.  The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans continued to be a popular product in the current long-term low interest rate environment.  Many consumers are using equity in their homes to collateralize what formerly may have fallen into a typical installment loan.  Home equity loans increased $2.2 million to $26.2 million at June 30, 2009 as compared to $24.0 million at June 30, 2008.

As a result of the changes discussed above, residential real estate mortgages represented 63.5% and 65.9% of the portfolio at June 30, 2009 and 2008, respectively.  The portfolio has shifted more toward commercial real estate and commercial business loans, which are generally higher yielding loans and are primarily adjustable rate, helping to lessen interest rate risk.  The Bank of Greene County continues to use a conservative underwriting policy in regard to all loan originations, and does not engage in sub-prime lending or other higher-risk loans such as option ARM products.  The Bank requires a down payment and if certain loan-to-value ratios are not met for residential mortgages then PMI “private mortgage insurance” is required.  Most other loan products require some form of collateral in addition to the borrower meeting certain credit quality standards.

It should be noted however that the Company is subject to the effects of any downturn, and especially, a significant decline in home values in the Company’s markets could have a negative effect on the results of operations.  A significant decline in home values would likely lead to a decrease in residential real estate loans and new home equity loan originations and increased delinquencies and defaults in both the consumer home equity loan and the residential real estate loan portfolios and result in increase losses in these portfolios.  As of June 30, 2009, declines in home values have been modest in the Company’s market area.

	At June 30,
	2009		2008
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Real estate mortgages:
Residential	$172,038	63.5%	$158,193	65.9%
Commercial	47,029	17.3	30,365	12.6
Construction and land	7,806	2.9	12,295	5.1
Multifamily	1,140	0.4	1,094	0.5
Total real estate mortgages	228,013	84.1	201,947	84.1
Home equity loans	26,183	9.7	23,957	10.0
Commercial loans	12,631	4.7	9,669	4.0
Installment loans	3,827	1.4	4,172	1.7
Passbook loans	347	0.1	401	0.2
Total gross loans	271,001	100.0%	240,146	100.0%
Deferred fees and discounts	321		182
Allowance for loan losses	(3,420)		(1,888)
Total net loans	$267,902		$238,440

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions.  Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an allowance for loan loss.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review The Bank of Greene County’s allowance for loan losses and valuation of foreclosed real estate (“FRE”).  Such agencies may require The Bank of Greene County to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.  The allowance for loan losses is increased by a provision for loan losses (which results in a charge to expense) and recoveries of loans previously charged off and is reduced by net charge-offs.

Analysis of the Allowance for Loan Losses	At of For the years ended June 30,
(Dollars in thousands)	2009	2008
Balance at the beginning of the period	$1,888	$1,486
Charge-offs:
Residential real estate mortgages	91	---
Multifamily real estate mortgages	21	---
Commercial loans	131	71
Installment loans	77	54
Overdraft protection accounts	256	237
Total loans charged off	576	362
Recoveries:
Residential real estate mortgages	1	---
Home equity loans	1	27
Commercial loans	---	40
Installment loans	25	49
Overdraft protection accounts	63	67
Total recoveries	90	183
Net charge-offs	486	179

Provisions charged to operations	2,018	581
Balance at the end of the period	$3,420	$1,888
Ratio of net charge-offs to average loans outstanding	0.19%	0.08%
Ratio of net charge-offs to average assets	0.11%	0.05%
Ratio of net charge-offs to nonperforming assets	16.60%	9.23%
Allowance for loan losses to nonperforming loans	126.06%	97.37%
Allowance for loan losses to total loans	1.26%	0.79%

Nonaccrual loans and Nonperforming assets

Loans are reviewed on a regular basis.  Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral.  When a loan is determined to be impaired, the measurement of the loan impairment is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.  Management places loans on nonaccrual status once the loans have become 90 days or more delinquent.  Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis.  A loan does not have to be 90 days delinquent in order to be classified as nonperforming.  Foreclosed real estate is considered nonperforming.  The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2009 or 2008.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

	At June 30,
(Dollars in thousands)	2009	2008
Nonaccrual loans:
Real estate mortgages:
Residential	$1,573	$1,123
Commercial	749	91
Construction and land	13	38
Multifamily	---	26
Home equity loans	227	493
Commercial loans	132	142
Installment loans	19	26
Total nonaccrual loans	2,713	1,939
Accruing loans delinquent 90 days or more	---	---
Foreclosed real estate:
Residential	100	---
Multifamily	115	---
Foreclosed real estate	215	---
Total nonperforming assets	$2,928	$1,939

Total nonperforming assets as a percentage of total assets	0.64%	0.51%
Total nonperforming loans to total loans	1.01%	0.81%

Gross interest income of $231,000 and $160,000 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2009 and 2008, respectively.  Interest income of $120,000 and $93,000 was recorded on these nonaccrual loans during the fiscal years ended June 30, 2009 or 2008, respectively.   Impaired loans totaled $98,000 and $128,000 as of June 30, 2009 and 2008, respectively, and consisted of one mortgage loan which was modified in a troubled debt restructuring.  This loan is performing in accordance with the modified terms and is not included in total non-performing assets.  The Company has allocated approximately $10,000 and $50,000 of the allowance for loan losses for impaired loans as of June 30, 2009 and 2008, respectively.

Premises and equipment

Premises and equipment amounted to $15.3 million at June 30, 2009 as compared to $15.1 million at June 30, 2008, an increase of $166,000 or 1.1%.    The net increase was a result of the opening of a full service branch located in Ravena, New York.  Depreciation expense amounted to $858,000 and $1.0 million for the fiscal years ended June 30, 2009 and 2008, respectively. The decrease in depreciation was due to furniture and equipment (which have relatively short depreciable lives) becoming fully depreciated during the fiscal year ended June 30, 2009, which was mostly offset by  increases in depreciation due to the addition of a new full service branch.   The Company sold a parcel of land during fiscal year ended June 30, 2009 and recognized a loss of $43,000.

Deposits

Total deposits increased to $398.7 million at June 30, 2009 as compared to $321.4 million at June 30, 2008, an increase of $77.3 million or 24.1%.  The Company has recently attracted new local municipalities including school districts to use the services of Greene County Commercial Bank, which is a limited purpose entity for such activities.  The level of deposits held by such public entities can be cyclical and fluctuate significantly from quarter to quarter and are significantly dependent and affected by tax collection periods or special projects such as new buildings or renovations.  These types of local municipal entities are also required to have certain forms of collateral pledged for amounts deposited over the FDIC insurance limits.  Deposits held by Greene County Commercial Bank increased $41.9 million or 89.5% during fiscal 2009.

Interest bearing checking accounts (NOW accounts) increased $35.3 million or 44.4% to $114.8 million at June 30, 2009 as compared to $79.5 million at June 30, 2008.  These deposits increased as a percentage of total deposits to 28.8% at June 30, 2009 from 24.7% at June 30, 2008. Money market deposits increased $24.4 million or 64.2% to $62.4 million at June 30, 2009 as compared to $38.0 million at June 30, 2008.  These deposits increased as a percentage of total deposits to 15.6% at June 30, 2009 from 11.8% at June 30, 2008.  Noninterest bearing deposits decreased $2.0 million or 4.8% to $39.8 million at June 30, 2009 as compared to $41.8 million at June 30, 2008.  Certificates of deposit increased by $9.7 million or 10.8% to $99.2 million at June 30, 2009 as compared to $89.5 million at June 30, 2008.   Interest rates have declined during fiscal 2009, and as these certificates of deposit mature they continue to reprice at these lower interest rates.  The decline in these interest rates have not had a significant impact on the balances held in certificates of deposits due in part to the recent volatility in the stock and bond markets and investors’ reluctance to move money into these markets.

	At June 30,
	2009		2008
(Dollars in thousands)	Balance	Percentage of portfolio	Balance	Percentage of portfolio
Noninterest bearing deposits	$39,772	10.0%	$41,798	13.0%
Certificates of deposit	99,208	24.9	89,470	27.9
Savings deposits	82,620	20.7	72,706	22.6
Money market deposits	62,371	15.6	37,970	11.8
NOW deposits	114,758	28.8	79,487	24.7
Total deposits	$398,729	100.0%	$321,431	100.0%

Borrowings

At June 30, 2009, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $37.7 million with the Federal Home Loan Bank (“FHLB”).  At June 30, 2009, there were no balances outstanding under these facilities.  Interest rates on these lines are determined at the time of borrowing.    In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates.  The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.   At June 30, 2009, approximately $106.0 million of collateral was available to be pledged against potential borrowings at the FHLB.  The Bank also pledges securities as collateral at the Federal Reserve Bank discount window for overnight borrowings.  At June 30, 2009, approximately $7.7 million of collateral was available to be pledged against potential borrowings at the Federal Reserve Bank discount window.

At June 30, 2009, The Bank of Greene County had term borrowings totaling $19.0 million from the FHLB, of which $14.0 million consisted of several fixed rate, fixed term advances with a weighted average rate of 3.34% and a weighted average maturity of 22 months.  The remaining $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2009, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

At June 30, 2009, Greene County Bancorp, Inc. had available a revolving line of credit of $5.0 million with Atlantic Central Bankers Bank (“ACBB”).  The line of credit is secured by all of the outstanding shares of common stock of The Bank of Greene County.  At June 30, 2009, there were no balances outstanding under this line of credit.  This line of credit will mature on April 28, 2012 and carries a floating interest rate equal to the prime rate as reported in the Wall Street Journal.

Scheduled maturities of borrowings at June 30, 2009 were as follows:
(In thousands)
Fiscal year end
2010	$4,000
2011	5,000
2012	3,000
2013	1,000
2014	6,000
$19,000

Shareholders’ equity

Shareholders’ equity increased to $40.3 million at June 30, 2009 from $36.3 million at June 30, 2008, as net income of $4.1 million and other comprehensive income of $801,000 were partially offset by dividends declared and paid of $1.2 million.  Other changes in equity, totaling a net increase of $334,000, were the result of activities associated with the various stock-based compensation plans of the Company, including the 2000 and 2008 Stock Option Plans and ESOP Plan.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2009 AND JUNE 30, 2008

Net interest income

Net interest income is a function of interest income and interest expense.  Net interest income for the fiscal year ended June 30, 2009 amounted to $15.7 million as compared to $12.2 million for the fiscal year ended June 30, 2008, an increase of $3.5 million, or 28.7%. As previously illustrated in the rate / volume and average balance sheet tables, primarily the increase in average interest earning assets, particularly loans and securities resulted in a net increase in net interest income.  This was complemented by a decrease in rates paid on interest-bearing liabilities. As a result of the decreased rates paid on deposits, net interest spread increased 36 basis points to 3.54% for the fiscal year ended June 30, 2009 as compared to 3.18% for the fiscal year ended June 30, 2008.  Net interest margin increased 16 basis points to 3.80% for the fiscal year ended June 30, 2009 as compared to 3.64% for the fiscal year ended June 30, 2008.

Interest income

Interest income for the fiscal year ended June 30, 2009 amounted to $22.5 million as compared to $19.5 million for the fiscal year ended June 30, 2008, an increase of $3.0 million or 15.4%.  This increase was a result of the growth in interest earning assets partially offset by a decrease in yield on these assets.  Interest income is derived from loans, securities and other interest earning assets.  Total average interest earning assets increased to $413.8 million for fiscal 2009 as compared to $335.0 million for fiscal 2008, an increase of $78.8 million or 23.5%.   The yield earned on such assets decreased 40 basis points to 5.43% for fiscal 2009 as compared to 5.83% for fiscal 2008.

Interest income earned on loans amounted to $16.2 million for the year ended June 30, 2009 as compared to $14.7 million for the year ended June 30, 2008.  Average loans outstanding increased $36.4 million, or 16.2%, to $260.6 million for fiscal 2009 as compared to $224.2 million for fiscal 2008.  The yield on such loans decreased 31 basis points to 6.23% for fiscal 2009 as compared to 6.54% for fiscal 2008.    The decrease in yield on loans was the result of several decreases in the Prime Rate during fiscal 2008 and 2009.  Approximately 20.9% of the loan portfolio is adjustable rate, of which a large portion is tied to the Prime Rate.  However, many of these loans have interest rate floors, which should lessen the impact of any future interest rate reductions within this portfolio.

Interest income earned on securities (excluding FHLB stock) increased to $6.1 million for fiscal 2009 as compared to $4.4 million for fiscal 2008.  The average balance of securities increased $44.8 million, or 45.6%, to $143.0 million for the period ended June 30, 2009 as compared to $98.2 million for the period ended June 30, 2008.  The average yield on such securities decreased 17 basis points to 4.29% for fiscal 2009 as compared to 4.46% for fiscal 2008.  Purchases primarily consisted of $37.7 million of U.S. government sponsored enterprises bonds, $44.2 million of mortgage-backed securities, and $15.6 million of state and political subdivision securities.  No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the offset expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds and interest bearing deposits amounted to $50,000 for the year ended June 30, 2009 as compared to $417,000 for the year ended June 30, 2008, a decrease of $367,000 or 88.0%.  The primary factor that contributed to this decrease was a decrease in yield of 329 basis points on federal funds and 262 basis points on interest bearing bank balances.  Interest earned on FHLB stock increased to $65,000 for fiscal 2009 as compared to $62,000 for fiscal 2008.

Interest expense

Interest expense for the fiscal year ended June 30, 2009 amounted to $6.8 million as compared to $7.3 million for the fiscal year ended June 30, 2008, a decrease of $592,000, or 8.1%.  This decrease was the result of a decrease in the average rate paid, which was partially offset by growth in interest bearing liabilities.  Interest expense included interest on deposits as well as borrowings. The rate paid on such liabilities decreased 76 basis points to 1.89% for fiscal 2009 as compared to 2.65% for fiscal 2008.   Total average interest bearing liabilities increased to $356.9 million for fiscal 2009 as compared to $277.4 million for fiscal 2008, an increase of $79.5 million, or 28.7%.

Interest expense paid on savings and money market accounts amounted to $1.4 million for the year ended June 30, 2009 as compared to $1.8 million for the year ended June 30, 2008, a decrease of $422,000, or 23.5%. The rate paid on savings and money market account decreased 56 basis points to 1.10% for fiscal 2009 as compared to 1.66% for fiscal 2008.  The average balance of savings and money market accounts increased by $17.1 million to $125.0 million for the year ended June 30, 2009 as compared to $107.9 million for the year ended June 30, 2008.

Interest expense paid on NOW accounts amounted to $2.0 million for the year ended June 30, 2009 as compared to $1.7 million for the year ended June 30, 2008.  The average balance of NOW accounts increased to $116.4 million for fiscal 2009 as compared to $73.9 million for fiscal 2008, an increase of $42.5 million.  The average rate paid on NOW accounts decreased 64 basis points to 1.71% for fiscal 2009 as compared to 2.35% for fiscal 2008.  Greene County Commercial Bank’s NOW account deposits grew by $24.7 million as of June 30, 2009 to $46.5 million from $21.8 million as of June 30, 2008.

Interest expense paid on certificates of deposit amounted to $2.7 million for the year ended June 30, 2009 as compared to $3.4 million for the year ended June 30, 2008, a decrease of $682,000.  The average rate paid on certificates of deposit decreased 120 basis points to 2.86% for fiscal 2009 as compared to 4.06% for fiscal 2008.  The average balance on certificates of deposit increased to $95.3 million for the year ended June 30, 2009 as compared to $83.9 million for the year ended June 30, 2008.  Market interest rates peaked during the early part of fiscal 2008, and have declined throughout fiscal 2009.

Interest expense on borrowings amounted to $666,000 for fiscal 2009 as compared to $408,000 for fiscal 2008, as the average balance of borrowings increased to $20.2 million from $11.7 million when comparing the years ended June 30, 2009 and 2008.  The rate paid on such borrowings decreased 19 basis points to 3.29% for fiscal 2009 as compared to 3.48% for fiscal 2008.  The increase in borrowings was utilized to fund the increases in the loan and securities portfolios.

Provision for loan losses

Due to the worsening economic climate, management continues to closely monitor asset quality and adjust the level of the allowance for loan losses when necessary.  The provision for loan losses amounted to $2.0 million and $581,000 for the year ended June 30, 2009 and 2008, respectively, an increase of $1.4 million or 247.3%.  Contributing to the increased provision was continued growth in the loan portfolio, an increase in the amount of loan charge-offs, and an increase in non-acrrual loans.  Net charge-offs amounted to $486,000 and $179,000 for the year ended June 30, 2009 and 2008, respectively, an increase of $307,000.  The increase in the level of charge-offs reflected the decline in the overall economy.  Non-accrual loans increased $774,000 or 40.7% to $2.7 million at June 30, 2009 compared to $1.9 million at June 30, 2008.   As a result, the level of allowance for loan losses to total loans receivable has been increased to 1.26% as of June 30, 2009 as compared to 0.79% as of June 30, 2008.  At June 30, 2009, nonperforming assets were 0.64% of total assets and nonperforming loans were 1.01% of total loans.   The Company has not been an originator of “no documentation” mortgage loans and the loan portfolio does not include any mortgage loans that the Company classifies as sub-prime.

Noninterest income

Noninterest income increased to $6.1 million for the year ended June 30, 2009 compared to $4.6 million for the year ended June 30, 2008, an increase of $1.5 million.     Noninterest income for the year ended June 30, 2009 reflected a one time cash payment of $1.7 million received from TransFirst LLC.  This payment was the result of The Bank of Greene County transferring its merchant bank card processing business to TransFirst LLC.   Also reflected in noninterest income for the year ended June 30, 2009 was an impairment charge of $221,000 ($135,000 net of tax) related to the other-than-temporary impairment of a Lehman Brothers Holdings, Inc. debt security held by the Company.    The Company also recorded a net loss on sale of investments during the year ended June 30, 2009 totaling $15,000.   Excluding these items, noninterest income increased $106,000 when comparing the year ended June 30, 2009 and 2008, respectively. The majority of the increase in the other elements of noninterest income was from services fees on various accounts, including debit card fees.

Noninterest expense

Noninterest expense increased $1.3 million or 10.6% to $13.6 million for the year ended June 30, 2009 as compared to $12.3 million for the year ended June 30, 2008.   The most significant increase in noninterest expenses was in FDIC insurance premiums.  During the quarter ended June 30, 2009, the FDIC imposed a special assessment equal to 5 basis points on the bank’s assets less Tier one capital as of June 30, 2009 to be paid on September 30, 2009.   As a result of this special assessment, along with increases in premium rates and the $77.3 million increase in deposits during the year, FDIC insurance expense totaled $670,000 for the year ended June 30, 2009 as compared to $52,000 for the year ended June 30, 2008.

Salaries and employee benefits increased $328,000 when comparing years ended June 30, 2009 and 2008, respectively.  This was in part due to compensation expense related to the 2008 Stock Option Plan and an increase in the number of employees as a result of the opening of the new Chatham branch in January 2008, and the new Ravena branch in January 2009.

Legal and professional fees increased $210,000 to $542,000 for the year ended June 30, 2009.  The Company has recognized professional expenses during the year ended June 30, 2009 related to the modification of the Company’s defined benefit pension plan from a multi-employer plan to a single-employer plan, and consulting services to review current operations for opportunities to improve efficiencies and institute “best practices”.

Occupancy expense increased $146,000 when comparing the fiscal years ended June 30, 2009 and 2008 due to higher utility costs, building maintenance and increased depreciation expense associated with the opening of the new branches in Chatham and Ravena-Coeymans.   Furniture and equipment expense decreased $172,000 when comparing the fiscal years ended June 30, 2009 and 2008 due to a reduction in depreciation expense resulting from assets becoming fully depreciated.

All other noninterest expenses, in the aggregate, increased $126,000, or 3.6% when comparing the fiscal years ended June 30, 2009 and 2008 due to increased costs related to debit card transactions and the loyalty program, marketing costs related to deposit product promotions, and the loss on the sale of a parcel of land.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the pretax income generated for the given year and certain regulatory requirements.  The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation.  The effective rate for fiscal 2009 was 34.7% as compared to 30.0% the prior year.

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

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of securities.  Loan originations exceeded repayments by $30.9 million and $31.8 million and purchases of securities totaled $98.0 million and $52.8 million for the years ended June 30, 2009 and 2008, respectively.  These activities were funded primarily through deposit growth, and principal payments on loans and securities.  Loan sales did not provide an additional source of liquidity during the years ended June 30, 2009 and 2008, as Greene County Bancorp, Inc. originates loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $77.3 million and $37.2 million for the years ended June 30, 2009 and 2008, respectively.  The level of interest rates and products offered by local competitors are some factors affecting deposit flows.  The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis.  Excess short-term liquidity is usually invested in overnight federal funds.  In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County.  During fiscal year 2009, The Bank of Greene County’s maximum borrowing from FHLB reached $29.8 million and minimum amounted to $19.0 million.  The $19.0 million borrowing at June 30, 2009 consisted of $14.0 million in term borrowings with maturities ranging between 2010 through 2014, and a $5.0 million loan which matures in October 24, 2013, and is convertible to current rates if certain conditions are met, including three-month LIBOR at or above 7.5%.

Mortgage commitments totaled $5.0 million at June 30, 2009 and were comprised of commitments to originate residential mortgages.  Another $13.6 million in unused lines of credit, including $5.1 million in commercial lines of credit, $711,000 in overdraft lines of credit and $7.8 million in home equity lines of credit were outstanding at June 30, 2009.    Construction loans-in-process amounted to $1.4 million as of June 30, 2009.  Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments.  Certificate of deposits scheduled to mature in one year or less from June 30, 2009, totaled $68.4 million.  Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2009 and 2008, The Bank of Greene County and Greene County Commercial Bank exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the consolidated financial statements.  Shareholders’ equity represented 8.7% of total consolidated assets at June 30, 2009, and 9.6% at June 30, 2008.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts.  The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period.  At June 30, 2009, cash and cash equivalents totaled $9.4 million, or 2.0% of total assets.

The following table sets forth a summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2009 and 2008.   Closing market price information is stated at the quarter end dates indicated.  During the fiscal year ended June 30, 2009 and 2008, the MHC waived its right to receive dividends.

	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2009
Loans receivable, net	$252,841	$262,171	$264,438	$267,902
Deposits	373,557	381,401	398,130	398,729

Interest income	5,336	5,802	5,686	5,658
Interest expense	1,617	1,825	1,742	1,568
Net interest income	3,719	3,977	3,944	4,090
Provisions of loan losses	195	418	1,151	254
Noninterest income	1,046	1,183	2,706	1,162
Noninterest expense	3,360	3,153	3,487	3,557
Income before provision for income taxes	1,210	1,589	2,012	1,441
Net income	809	1,032	1,156	1,088
Earnings per common share - Basic	0.20	0.25	0.28	0.26
Earnings per common share – Diluted	0.20	0.25	0.28	.026
Market price (NASDAQ:GCBC)
High	13.80	13.75	11.49	15.50
Low	12.00	9.50	10.09	11.00
Close	12.20	10.51	11.44	14.50
Cash Dividends	0.17	0.17	0.17	0.17

FISCAL 2008
Loans receivable, net	$218,106	$222,462	$228,835	$238,440
Deposits	297,061	297,191	322,067	321,431

Interest income	4,609	4,772	5,018	5,135
Interest expense	1,848	1,971	1,838	1,687
Net interest income	2,761	2,801	3,180	3,448
Provisions of loan losses	143	135	171	132
Noninterest income	1,096	1,160	1,147	1,174
Noninterest expense	2,905	2,949	3,182	3,265
Income before provision for income taxes	809	877	974	1,225
Net income	569	626	684	841
Earnings per common share - Basic	0.14	0.15	0.17	0.21
Earnings per common share – Diluted	0.14	0.15	0.16	0.20
Market price (NASDAQ:GCBC)
High	14.24	14.25	13.40	13.80
Low	11.50	11.00	11.75	12.03
Close	12.30	12.05	12.93	13.65
Cash Dividends	0.25	0.14	0.15	0.16

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Capital Market under the symbol “GCBC”.  As of September 4, 2009 Greene County Bancorp, Inc. had fifteen registered market makers, 546 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 4,105,312 shares outstanding.  As of such date, Greene County Bancorp, MHC (the “MHC”), Greene County Bancorp, Inc.’s mutual holding company, held 2,304,632 shares of common stock or 56.1% of total shares outstanding.  Consequently, shareholders other than the MHC held 1,800,680 shares.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The management of Greene County Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Greene County Bancorp Inc.’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Greene County Bancorp, Inc.’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of June 30, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Donald E. Gibson	/s/ Michelle M. Plummer
Donald E. Gibson	Michelle M.Plummer
President and Chief Executive Officer	Executive Vice President, Chief Operating Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Greene County Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Greene County Bancorp, Inc. and Subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended. Greene County Bancorp, Inc.’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and Subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP
Beard Miller Company LLP
Syracuse, New York
September 9, 2009

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
 (In thousands, except share and per share amounts)
	June 30
ASSETS	2009	2008
Cash and due from banks	$8,639	$7,297
Federal funds sold	804	1,365
Total cash and cash equivalents	9,443	8,662

Long term certificate of deposit	1,000	1,000
Securities available for sale, at fair value	98,271	96,692
Securities held to maturity, at amortized cost	63,336	15,457
Federal Home Loan Bank stock, at cost	1,495	1,386

Loans	271,001	240,146
Allowance for loan losses	(3,420)	(1,888)
Unearned origination fees and costs, net	321	182
Net loans receivable	267,902	238,440

Premises and equipment	15,274	15,108
Accrued interest receivable	2,448	2,139
Prepaid expenses and other assets	1,152	724
Foreclosed real estate	215	---
Total assets	$460,536	$379,608

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILIITES
Noninterest bearing deposits	$39,772	$41,798
Interest bearing deposits	358,957	279,633
Total deposits	398,729	321,431

Borrowings from FHLB, short term	---	1,000
Borrowings from FHLB, long term	19,000	19,000
Accrued expenses and other liabilities	2,543	1,910
Total liabilities	420,272	343,341

SHAREHOLDERS’ EQUITY
Preferred stock,
Authorized - 1,000,000 shares; Issued - None	---	---
Common stock, par value $.10 per share;
Authorized - 12,000,000 shares
Issued - 4,305,670 shares
Outstanding - 4,105,312 shares at June 30, 2009
4,095,528 shares at June 30, 2008;	431	431
Additional paid-in capital	10,508	10,267
Retained earnings	30,045	27,183
Accumulated other comprehensive income (loss)	792	(9)
Treasury stock, at cost 200,358 shares at June 30, 2009
210,142 shares at June 30, 2008	(1,512)	(1,586)
Unearned ESOP shares, at cost	---	(19)
Total shareholders’ equity	40,264	36,267
Total liabilities and shareholders’ equity	$460,536	$379,608
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
 (In thousands, except share and per share amounts)
	Years Ended June 30,
	2009	2008
Interest income:
Loans	$16,229	$14,671
Investment securities – taxable	1,514	1,251
Mortgage-backed securities	3,787	2,128
Investment securities – tax exempt	902	1,067
Interest bearing deposits and federal funds sold	50	417
Total interest income	22,482	19,534

Interest expense:
Interest on deposits	6,086	6,936
Interest on borrowings	666	408
Total interest expense	6,752	7,344

Net interest income	15,730	12,190
Provision for loan losses	2,018	581
Net interest income after provision for loan losses	13,712	11,609

Noninterest income:
Service charges on deposit accounts	2,903	2,711
Debit card fees	894	802
Investment services	269	345
E-commerce fees	210	263
Net loss on sale of available-for-sale securities	(15)	---
Write down for impairment of available-for-sale security	(221)	---
Sale of merchant bank card processing	1,650	---
Other operating income	407	456
Total noninterest income	6,097	4,577

Noninterest expense:
Salaries and employee benefits	6,942	6,614
Occupancy expense	1,140	994
Equipment and furniture expense	648	820
Service and data processing fees	1,328	1,113
Computer supplies and support	297	313
Advertising and promotion	358	327
FDIC insurance premiums	670	52
Legal and professional fees	542	332
Other	1,632	1,736
Total noninterest expense	13,557	12,301

Income before provision for income taxes	6,252	3,885
Provision for income taxes	2,167	1,165
Net income	$4,085	$2,720

Basic EPS	$1.00	$0.66
Basic average shares outstanding	4,101,378	4,121,260
Diluted EPS	$0.99	$0.65
Diluted average shares outstanding	4,121,228	4,157,910
Dividends per share	$0.68	$0.70
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)
	Years ended June 30,
	2009	2008
Net income	$4,085	$2,720
Securities:
Other comprehensive income (loss):

Unrealized holding gain arising during the years ended June 30, 2009
and 2008, net of income taxes of $591 and $250, respectively	937	391

Accretion of unrealized loss on securities transferred to held-to-maturity,
net of income taxes of $18 and $0, respectively	29	---

Reclassification adjustment for loss on sale of available-for-sale securities
realized in net income, net of income taxes of $6, and $0, respectively	9	---

Reclassification adjustment for impairment write-down on available-for-sale
securities realized in net income, net of income taxes of $86 and $0, respectively	135	---

	1,110	391
Pension benefits:
Change in pension benefits , net of income taxes of $197 and $0, respectively	(309)	---

Total other comprehensive income	801	391

Comprehensive income	$4,886	$3,111

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2009 and 2008
(In thousands)

				Accumulated
		Additional		Other		Unearned	Total
	Common	Paid – In	Retained	Comprehensive	Treasury	ESOP	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Stock	Shares	Equity
Balance at June 30, 2007	$431	$10,319	$25,962	($400)	($828)	($69)	$35,415

ESOP shares earned		91				50	141

Tax effect of options exercised/surrendered		86					86

Options exercised		(14)			41		27

Options surrendered		(215)					(215)

Shares repurchased					(799)		(799)

Dividends declared			(1,281)				(1,281)

Net income			2,720				2,720

Prior period adjustment – implementation of FIN48			(218)				(218)

Total other comprehensive income, net of taxes				391			391
Balance at June 30, 2008	$431	$10,267	$27,183	($9)	($1,586)	($19)	$36,267

ESOP shares earned		44				19	63

Tax effect of stock options		28					28

Options exercised		(35)			74		39

Stock options compensation		204					204

Dividends declared			(1,223)				(1,223)

Net income			4,085				4,085

Total other comprehensive income, net of taxes				801			801
Balance at June 30, 2009	$431	$10,508	$30,045	$792	($1,512)	$---	$40,264

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Years Ended June 30,
	2009	2008
Cash flows from operating activities:
Net Income	$4,085	$2,720
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	858	1,008
Deferred income tax benefit	(506)	(115)
Net amortization of premiums and discounts	369	72
Net amortization of deferred loan costs and fees	155	73
Provision for loan losses	2,018	581
ESOP compensation earned	63	141
Stock option compensation	204	---
Write-down of impairment of available-for-sale securities	221	---
Net loss on sale of available-for-sale security	15	---
Gain on sale of merchant bank card processing	(1,650)	---
Loss on sale of premises and equipment	43	---
Excess tax benefit from share-based payment arrangements	(28)	(86)
Net increase in accrued interest receivable	(309)	(184)
Net decrease in prepaid expenses and other assets	16	58
Net (decrease) increase in accrued income taxes	(575)	126
Net increase in other liabilities	289	512
Net cash provided by operating activities	5,268	4,906

Cash flows from investing activities:
Securities available-for-sale:
Proceeds from maturities	26,124	15,607
Proceeds from sale of securities	5,522	---
Purchases of securities	(64,288)	(51,041)
Principal payments on securities	8,910	8,960
Securities held-to-maturity:
Proceeds from maturities	5,855	2,043
Purchases of securities	(33,662)	(1,769)
Principal payments on securities	3,286	804
Net purchase of Federal Home Loan Bank Stock	(109)	(729)
Net increase in loans receivable	(31,850)	(31,814)
Proceeds from sale of premises and equipment	101	2
Proceeds from sale of merchant bank card processing	1,650	---
Purchases of premises and equipment	(1,168)	(2,406)
Net cash used by investing activities	(79,629)	(60,343)

Cash flows from financing activities:
Proceeds of long-term borrowings from FHLB	---	$14,000
Net (decrease) increase in short-term FHLB advances	(1,000)	1,000
Purchase of treasury stock	---	(799)
Payment of cash dividend	(1,223)	(1,281)
Proceeds from stock options exercised	39	27
Payment for stock options surrendered	---	(215)
Excess tax benefits from share-based payment arrangements	28	86
Net increase in deposits	77,298	37,255
Net cash provided by financing activities	75,142	50,073

Net increase (decrease) in cash and cash equivalents	781	(5,364)
Cash and cash equivalents at beginning of year	8,662	14,026
Cash and cash equivalents at end of year	$9,443	$8,662

Cash paid during year for:
Interest	$6,770		$7,313
Income taxes	$3,248		$1,154

Non-cash investing activities:
Reclassification of available-for-sale securities to held-to-maturity	$23,754		$16,535
Loans transferred to foreclosed real estate	$215	$	---
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the “Company”) and its subsidiaries, The Bank of Greene County (the “Bank”) and Greene County Commercial Bank.  All material inter-company accounts and transactions have been eliminated.  Amounts in the prior year’s consolidated financial statements have been reclassified whenever necessary to conform to the current year’s presentation. These reclassifications had no effect on net income or shareholders’ equity as previously reported.  The accompanying consolidated financial statements have been prepared in conformity with generally accepted in the United States of America accounting principles.  These financial statements consider events that occurred through September 4, 2009, the date the financial statements were issued.

Nature of Operations

Greene County Bancorp, Inc.’s primary business is the ownership and operation of its subsidiaries.  The Bank of Greene County has eleven full-service offices and an operations center located in its market area consisting of Greene County, Columbia County and southern Albany County, New York.    The Bank of Greene County is primarily engaged in the business of attracting deposits from the general public in The Bank of Greene County’s market area, and investing such deposits, together with other sources of funds, in loans and investment securities.  Greene County Commercial Bank’s primary business is to attract deposits from and provide banking services to local municipalities.

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

The Bank of Greene County’s subsidiary, Greene County Commercial Bank is a New York State-chartered financial institution.

As a financial institution subsidiary of Greene County Bancorp, Inc., The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period.  A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter.  At June 30, 2009, The Bank of Greene County maintained 90.2% of its portfolio assets in qualified thrift investments.

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

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses (the “Allowance”) may be necessary, based on changes in economic conditions, asset quality or other factors.  In addition, various regulatory authorities, as an integral part of their examination process, periodically review our Allowance.  Such authorities may require us to recognize additions to the Allowance based on their judgments of information available to them at the time of their examination.

Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis.  The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, intent to sell the security, whether it is more likely than not we will be required to sell the security before recovery, whether loss of the entire amortized cost is expected, external credit ratings and recent downgrades.  Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold.  The amounts of interest bearing deposits included as cash equivalents at June 30, 2009 and 2008 were $1,343,000 and $1,762,000, respectively.

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

When the fair value of a held to maturity or available for sale security is less than its amortized cost basis, an assessment is made as to whether other-than-temporary impairment (“OTTI”) is present.  The Company considers numerous factors when determining whether a potential OTTI exists and the period over which the debt security is expected to recover.  The principal factors considered are (1) the length of time and the extent to which the fair value has been less than the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of the security by a rating agency, and (5) the presence of credit enhancemens, if any, including the guarantee of the federal government or any of its agencies.

For debt securities, OTTI is considered to have occurred if (1) the Company intends to sell the security, (2) it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, or (3) if the present value of expected cash flows is not sufficient to recover the entire amortized cost basis.  In determining the present value of expected cash flows, the Company discounts the expected cash flows at the effective interest rate implicit in the security at the date of acquisition.  In estimating cash flows expected to be collected, the Company uses available information with respect to security prepayment speeds, default rates and severity.  In determining whether OTTI has occurred for equity securities, the Company considers the applicable factors described above and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

For debt securities, credit-related OTTI is recognized in income while noncredit related OTTI on securities not expected to be sold is recognized in other comprehensive income (“OCI”).  Credit- related OTTI is measured as the difference between the present value of an impaired security’s expected cash flows and its amortized cost basis.  Noncredit-related OTTI is measured as the difference between the fair value of the security and its amortized cost less any credit-related losses recognized.  For securities classified as held to maturity, the amount of OTTI recognized in OCI is accreted to the credit-adjusted expected cash flow amounts of the securities over future periods.  For equity securities, the entire amount of OTTI is recognized in income.

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

Foreclosed Real Estate (FRE)

FRE consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans.  FRE is initially recorded at fair value (less estimated costs to sell) at the date the collateral is acquired and any difference is charged to the allowance for loan losses at this time.  Subsequently, management reviews the value of such collateral and write-downs, if any, are charged to expense.  All expenses and income related to FRE are included in results of operations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed using principally the straight-line method over the estimated useful lives of the related assets (39 years for building and improvements, 3-8 years for furniture and equipment).  Maintenance and repairs are typically charged to expense when incurred.  Gains and losses from sales or other dispositions of depreciable property are included in results of operations.  Leasehold improvements are amortized over the related terms of the leases or their useful life.

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for subsequent issuance.  From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors.  Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan.  No purchases of treasury stock were made during fiscal 2009.  62,478 shares of treasury stock were purchased during fiscal 2008.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula.  This stock is restricted in that it can only be sold to the FHLB or to another member institution, and all sales of FHLB stock must be at par.  As a result of these restrictions, FHLB stock is carried a cost.  FHLB stock is held as a long-term investment and its value is determined based on the ultimate recoverability of the par value.  Impairment of this investment is evaluated quarterly and is a matter of judgment that reflects management’s view of the FHLB’s long-term performance, which includes factors such as the following:   its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; the impact of legislative and regulatory changes on the FHLB, and accordingly, on the members of the FHLB; and its liquidity and funding position.  After evaluating these considerations, Greene County Bancorp, Inc. concluded that the par value of its investment in FHLB stock will be recovered and, therefore, no other-than-temporary impairment charge was recorded during the fiscal year ended June 30, 2009.

Advertising

Greene County Bancorp, Inc. follows a policy of charging the costs of advertising to expense as incurred.  Advertising costs included in other operating expenses were $358,000 and $327,000 for the years ended June 30, 2009 and 2008, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under lines of credit.  Such financial instruments are recorded when they are funded.

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff position (“FSP”) No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1 and APB 28-1).  FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods.  This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this new pronouncement did not have a material impact on the results of operations or consolidated financial position..

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2 and FAS 124-2).   FSP FAS 115-2 and FAS 124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, FSP FAS 115-2 and FAS 124-2 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.  This FSP is effective for interim and annual reporting periods ending after June 15, 2009.  The adoption of this new pronouncement did not have a material impact on the results of operations or consolidated financial position.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4).  FASB Statement 157, Fair Value Measurements, defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased. The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly.

FSP FAS 157-4 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with Statement 157.

This FSP clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The FSP provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. The adoption of this new pronouncement did not have a material impact on the results of operations or consolidated financial position.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment of Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008. This new pronouncement did not impact consolidated financial statements.

In December 2007, the FASB issued statement No. 141 (R) “Business Combinations”. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a Company’s fiscal year beginning after December 15, 2008. The new guidance will impact the Company’s accounting for business combinations completed beginning July 1, 2009.

In February 2008, the FASB issued FSP 157-2, “Effective Date of FASB Statement No. 157,” (FSP 157-2) that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The adoption of this new pronouncement did not have a material impact on the results of operations or consolidated financial position.

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active”  (FSP 157-3), to clarify the application of the provisions of FAS 157 in an inactive market and how an entity would determine fair value in an inactive market.  The application of the provisions of FSP 157-3 did not have an impact on our results of operations or financial condition.

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

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”.  This FSP amends SFAS 132(R), “employers’ Disclosures about Pensions and Other Postretirement Benefits”, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.  The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

In June 2009, the FASB issued FAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (FAS 166).  This statement prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets.  Specifically, among other aspects, FAS 166 amends Statement of Financial Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, or FAS 140, by removing the concept of a qualifying special-purpose entity from FAS 140 and removes the exception from applying FIN 46(R) to variable interest entities that are qualifying special-purpose entities.  It also modifies the financial-components approach used in FAS 140. FAS 166 is effective for fiscal years beginning after November 15, 2009.  We have not determined the effect that the adoption of FAS 166 will have on our results of operations or financial position.

In June 2009, the FASB issued FAS No. 167, Amendments to FASB Interpretation No. 46(R).  This statement amends FASB Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) — an interpretation of ARB No. 51, or FIN 46(R) (FAS 167), to require an enterprise to determine whether it’s variable interest or interests give it a controlling financial interest in a variable interest entity.  The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  FAS 167 also amends FIN 46(R) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.  FAS 167 is effective for fiscal years beginning after November 15, 2009.  We have not determined the effect that the adoption of FAS 167 will have on our financial position or results of operations.

In June 2009, the FASB issued FAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (FAS 168).   FAS 168 replaces FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the United States.  FAS 168 is effective for interim and annual periods ending after September 15, 2009. We do not expect the adoption of this standard to have an impact on our results of operations or financial position.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.”  This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders.  Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied.  This FSP is effective for fiscal years beginning after December 15, 2008.  The adoption of this new pronouncement did not have a material impact on the results of operations or consolidated financial position.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

Note 2.  Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks, was $537,000 and $404,000 at June 30, 2009 and 2008, respectively.

Note 3.  Securities

Securities at June 30, 2009 consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
Securities available-for-sale:
U.S. government sponsored enterprises	$19,985	$164	$22	$20,127
State and political subdivisions	9,303	284	1	9,586
Mortgage-backed securities-residential	32,468	952	---	33,420
Mortgage-backed securities-multi-family	25,556	1,153	---	26,709
Asset-backed securities	46	---	2	44
Corporate debt securities	8,759	13	480	8,292
Total debt securities	96,117	2,566	505	98,178
Equity securities and other	68	25	---	93
Total securities available-for-sale	96,185	2,591	505	98,271
Securities held-to-maturity:
U.S. government sponsored enterprises	7,049	1	9	7,041
State and political subdivisions	23,303	3	6	23,300
Mortgage-backed securities-residential	30,034	553	8	30,579
Mortgage-backed securities-multi-family	2,285	68	---	2,353
Other securities	665	---	---	665
Total securities held-to-maturity	63,336	625	23	63,938
Total securities	$159,521	$3,216	$528	$162,209

At December 1, 2008, $23.8 million of securities available-for-sale were transferred to held-to-maturity and included primarily mortgage-backed securities.  These securities were transferred at fair value which reflected a net unrealized loss of $338,000 at the time of transfer.  This unrealized loss is being accreted to other comprehensive income over the remaining average lives of these securities.

Securities at June 30, 2008, consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
Securities available-for-sale:
U.S. government sponsored enterprises	$16,036	$200	$90	$16,146
State and political subdivisions	10,806	53	9	10,850
Mortgage-backed securities-residential	40,039	287	308	40,018
Mortgage-backed securities-multi-family	20,412	395	43	20,764
Asset-backed securities	56	---	7	49
Corporate debt securities	9,012	---	526	8,486
Total debt securities	96,361	935	983	96,313
Other securities	345	34	---	379
Total securities available-for-sale	96,706	969	983	96,692
Securities held-to-maturity:
State and political subdivisions	15,457	---	---	15,457
Total securities	$112,163	$969	$983	$112,149

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2009.

	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(in thousands)
Securities available-for-sale:
U.S. government sponsored enterprises	$6,038	$22	$ ---	$ ---	$6,038	$22
State and political subdivisions	202	1	---	---	202	1
Asset-backed securities	---	---	44	2	44	2
Corporate debt securities	---	---	7,220	480	7,220	480
Total securities available-for-sale	6,240	23	7,264	482	13,504	505
Securities held-to-maturity:
U.S. government sponsored enterprises	6,010	9	---	---	6,010	9
State and political subdivisions	668	6	---	---	668	6
Mortgage-backed securities-residential	2,581	8	---	---	2,581	8
Total securities held-to-maturity	9,259	23	---	---	9,259	23
Total securities	$15,499	$46	$7,264	$482	$22,763	$528

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2008.

	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(in thousands)
U.S. government sponsored enterprises	$4,961	$89	$510	$1	$5,471	$90
State and political subdivisions	---	---	1,784	9	1,784	9
Mortgage-backed securities-residential	17,383	297	1,723	11	19,106	308
Mortgage-backed securities-multi-family	2,863	11	2,266	32	5,129	43
Asset-backed securities	---	---	49	7	49	7
Corporate debt securities	8,486	526	---	---	8,486	526
Total securities	$33,693	$923	$6,332	$60	$40,025	$983

At June 30, 2009, there were 14 securities which have been in a continuous unrealized loss position for less than 12 months and 22 securities with a continuous unrealized loss position of more than 12 months.  At June 30, 2009, the Company had $8.3 million in corporate debt securities of which $7.2 million had an unrealized loss of $480,000 for more than 12 months.  An impairment charge of $221,000 ($135,000 net of tax) was recognized during fiscal 2009 related to the other-than-temporary impairment of a Lehman Brothers Holdings, Inc. debt security held by the Company.  The loss on this debt security was determined by obtaining a market quote as of the date of impairment.   The decline in the value of this security was solely due to credit losses and therefore, no adjustments were necessary upon adoption of FSP FAS 115-2.  Management evaluated the remaining securities considering the factors as outlined in Note 1,  and based on this evaluation, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2009.  Management believes that the reasons for the decline in fair value are due to interest rates, widening credit spreads and market illiquidity at the end of the fiscal year.

The following table presents realized gains and losses on investments for the year ended June 30, 2009:

(in thousands)
Gross realized gains on sale of available-for-sale securities	$13
Gross realized losses on sale of available-for-sale securities	(28)
Other-than-temporary impairment losses	(221)
Net realized losses	($236)

 During 2008, there were no sales of available-for-sale or held-to-maturity securities.

The estimated fair value of debt securities at June 30, 2009, by contractual maturity are shown below.  Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After	After
	In	One Year	Five Years
	One Year	Through	Through	After
	Or Less	Five Years	Ten Years	Ten Years	Total
(Dollars in thousands)
Securities available-for-sale:
U.S. Government sponsored enterprises	$2,039	$16,062	$2,026	$ ---	$20,127
State and political subdivisions	913	7,724	949	---	9,586
Mortgage-backed securities	1,702	24,271	17,968	16,188	60,129
Asset-backed securities	---	---	---	44	44
Corporate debt securities	---	3,972	4,320	---	8,292
Total debt securities	4,654	52,029	25,263	16,232	98,178
Equity securities	---	---	---	93	93
Total securities available-for-sale	4,654	52,029	25,263	16,325	98,271
Securities held-to-maturity:
U.S. government sponsored enterprises	1,031	6,010	---	---	7,041
State and political subdivisions	9,871	6,865	3,771	2,793	23,300
Mortgage-backed securities	---	5,041	12,533	15,358	32,932
Other securities	305	3	---	357	665
Total securities held-to-maturity	11,207	17,919	16,304	18,508	63,938
Total securities	$15,861	$69,948	$41,567	$34,833	$162,209
Weighted average yield	2.55%	3.59%	4.54%	3.97%	3.81%

As of June 30, 2009 and 2008, securities with an aggregate fair value of $106.9 million and $59.8 million, respectively, were pledged as collateral for deposits in excess of FDIC insurance limits for various municipalities placing deposits with Greene County Commercial Bank.  Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2009 or 2008.

Note 4.  Loans

Major classifications of loans at June 30, 2009 and 2008 are summarized as follows:

(In thousands)	2009	2008
Real estate mortgage loans:
Residential	$172,038	$158,193
Construction and land	7,806	12,295
Commercial	47,029	30,365
Multifamily	1,140	1,094
Home equity loans	26,183	23,957
Commercial loans	12,631	9,669
Installment loans	3,827	4,172
Passbook loans	347	401
Total loans	$271,001	$240,146

At June 30, 2009 and 2008, loans to officers and directors were not significant.

Changes in the allowance for loan losses for the respective years ended June 30 were as follows:

(In thousands)	2009	2008
Balance, beginning of year	$1,888	$1,486
Provision charged to expense	2,018	581
Loans charged off	(576)	(362)
Recoveries	90	183
Balance, at end of year	$3,420	$1,888

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

The table below details additional information on impaired loans as of June 30:
(In thousands)	2009	2008
Balance of impaired loans, with a valuation allowance	$98	$128
Allowance relating to impaired loans included in allowance for credit losses	10	50
Average balance of impaired loans for the fiscal year ended	113	62
Interest income recorded on impaired loans during the fiscal year ended	9	2

The table below details additional information related to nonaccrual loans as of June 30:
(In thousands)	2009	2008
Nonaccrual Loans	$2,713	$1,939
Interest income that would have been recorded if loans had been performing in accordance with original terms	231	160
Interest income that was recorded on nonaccrual loans during the fiscal year ended	120	93

There were no loans ninety days or more past due and still accruing at June 30, 2009 or 2008.  There were no loans impaired without a valuation allowance at June 30, 2009 or 2008.

Note 5.  Premises and Equipment
A summary of premises and equipment at June 30, 2009 and 2008, is as follows:

(In thousands)	2009	2008

Land	$2,856	$3,000
Building and improvements	13,748	12,682
Furniture and equipment	5,602	5,500
Less: accumulated depreciation	(6,932)	(6,074)
Total premises and equipment	$15,274	$15,108

Note 6.  Deposits

Major classifications of deposits at June 30, 2009 and 2008 are summarized as follows:

(In thousands)	2009	2008

Noninterest bearing checking	$39,772	$41,798
Interest bearing deposits:
Certificates of deposit	99,208	89,470
Savings deposits	82,620	72,706
Money market deposits	62,371	37,970
NOW deposits	114,758	79,487
Total interest bearing deposits	358,957	279,633

Total deposits	$398,729	$321,431

Advance payments by borrowers for taxes and insurance totaling $3,971,000 and $3,734,000 at June 30, 2009 and 2008, respectively, are included in savings deposits.

The following indicates the amount of certificates of deposit by time remaining to maturity as of June 30, 2009 and 2008.
(In thousands)	3 months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

As of June 30, 2009:
Certificates of deposit less than $100,000	$30,492	$15,878	$7,561	$22,097	$76,028
Certificates of deposit $100,000 or more	8,152	4,608	1,664	8,756	23,180
Total certificates of deposit	$38,644	$20,486	$9,225	$30,853	$99,208

As of June 30, 2008:
Certificates of deposit less than $100,000	$24,767	$19,597	$18,714	$6,272	$69,350
Certificates of deposit $100,000 or more	7,988	7,415	3,686	1,031	20,120
Total certificates of deposit	$32,755	$27,012	$22,400	$7,303	$89,470

Scheduled maturities of certificates of deposit at June 30, 2009 were as follows:
(In thousands)
Fiscal year end
2010	$68,355
2011	4,346
2012	25,719
2013	788
$99,208

Note 7.  Borrowings

At June 30, 2009, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $37.7 million with the Federal Home Loan Bank.  At June 30, 2009, there were no outstanding balances under the Overnight Line of Credit. At June 30, 2008, there was a balance of $1.0 million under the overnight line of credit. Interest rates on these lines are determined at the time of borrowing.  In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates.  The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.   At June 30, 2009, approximately $106.0 million of collateral was available to be pledged against potential borrowings at the FHLB.   The Bank also pledges securities as collateral at the Federal Reserve Bank discount window for overnight borrowings.  At June 30, 2009, approximately $7.7 million of collateral was available to be pledged against potential borrowings at the Federal Reserve Bank discount window.  There were no outstanding borrowings with the Federal Reserve Bank at June 30, 2009.

At June 30, 2009, Greene County Bancorp, Inc. had available a revolving line of credit of $5.0 million with Atlantic Central Bankers Bank (“ACBB”). The line of credit is secured by all of the outstanding shares of common stock of The Bank of Greene County.  At June 30, 2009, there were no balances outstanding under this line of credit.  This line of credit will mature on April 28, 2012 and carries a floating interest rate equal to the prime rate as reported in the Wall Street Journal.

At June 30, 2009 and 2008, The Bank of Greene County had term borrowings totaling $19.0 million from the FHLB, of which, $14.0 million consisted of several fixed rate, fixed term advances with a weighted average rate of 3.34% and a weighted average maturity of 22 and 34 months, respectively.  The remaining $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2009 and 2008, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

Scheduled maturities of borrowings at June 30, 2009 were as follows:
(In thousands)
Fiscal year end
2010	$4,000
2011	5,000
2012	3,000
2013	1,000
2014	6,000
$19,000

Note 8.  Employee Benefits Plans

Defined Benefit Pension Plan
The Bank of Greene County participated in a noncontributory, multi-employer, defined benefit pension plan (the “Pension Plan”) through April 2009. Effective January 1, 2006, the Board of Directors of the Bank resolved to exclude from membership in the Pension Plan employees hired on or after January 1, 2006 and elected to cease additional benefit accruals to existing Pension Plan participants effective July 1, 2006.  Substantially all Bank employees who were hired before January 1, 2006 and attained the age of 21 are covered by the plan.  Under the plan, retirement benefits are primarily a function of both years of service and level of compensation, at July 1, 2006.  Effective April 2009, The Bank of Greene County ceased its participation within the multi-employer plan and transferred the assets to a single-employer defined benefit pension plan.  This new defined benefit pension plan is accounted for in accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106 and 132-R” which requires the Company to recognize in its consolidated financial statements an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Changes in the funded status of the pension plan are reported as a component of other comprehensive income, net of applicable taxes, in the year in which changes occur.

Under the multi-employer, defined benefit plan, The Bank of Greene County recognized pension expense in the amount of $349,000 and $356,000 during fiscal years 2009 and 2008, respectively.  Information regarding the single-employer defined benefit pension plan at June 30, 2009 is as follows (in thousands):

Change in benefit obligation:
Benefit obligation at April 2009	$2,830
Interest cost	41
Actuarial loss	455
Benefits paid	(4)
Benefit obligation at June 30, 2009	$3,322

Change in fair value of plan assets:
Fair value of plan assets at April 2009	$3,138
Employer contributions	---
Actual return on plan assets	(8)
Benefits paid	(4)
Fair value of plan assets at June 30, 2009	$3,126
Underfunded status at June 30, 2009	$196

Net periodic pension income is comprised of the following for the year ended June 30, 2009 (in thousands):

Interest cost	$41
Expected return on plan assets	(43)
Recognition of net transition asset	(308)
Net periodic pension income	$(310)

The accumulated benefit obligation for the pension plan was $3.3 million at June 30, 2009.

Changes in plan assets and benefit obligations recognized in other comprehensive income during 2009 consisted of a net loss of $309,000, net of income taxes of $197,000.

The principal actuarial assumptions used were as follows:

Projected benefit obligation:
Discount rate	6.21%
Net periodic pension cost (income):
Discount rate	7.33%
Expected long-term rate of return on plan assets	7.00%

The discount rate used in the measurement of pension obligation is based on the Citigroup Pension Liability Index based on expected benefit payments of the plan. The discount rates are evaluated at each measurement date to give effect to changes in the general interest rates. The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.  The selected rate considers the historical and expected future investment trends of the present and expected assets in the plan.

The weighted average asset allocation of our funded pension plan at June 30, 2009, the Plan’s measurement date, was as follows:

Money Market Accounts	4.6%
Mutual Funds	95.4%

Our target allocation for investment in mutual funds is 95% consisting of fixed income bond funds.  This allocation is consistent with our goal of preserving capital while achieving investment results that will contribute to the proper funding of pension obligations and cash flow requirements.  Asset rebalancing is performed on a quarterly basis, with adjustments made when the investment mix varies by more than 5% from the target.

The amortization of accumulated other comprehensive income associated with this pension for fiscal 2010 is expected to be about $9,000.

Expected benefit payments under the pension plan over the next ten years at June 30, 2009 are as follows (in thousands):

2010	$175
2011	175
2012	176
2013	174
2014	175
2015-2019	$1,084

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan (the “Contribution Plan”) covering substantially all employees who have completed three months of service.  The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code.  The provisions permit employees to contribute up to 25% of their total compensation on a pre-tax basis.    Effective January 1, 2007, The Bank of Greene County matched the employee contribution dollar for dollar for the first 3% and then 50% of the employee contribution up to the next 3%.  Company contributions associated with the plan amounted to $180,000 and $164,000 in fiscal 2009 and 2008, respectively.

ESOP
All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP.  Acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which was repayable annually with interest at the Prime Rate over ten years.  Shares were committed for release upon repayment of the borrowing and were allocated to participants based on compensation.  This loan was paid in full in June 2008 and the final allocation of shares originally purchased from the loan funds were allocated as of December 2008 to qualifying participants.  Participant’s benefits become fully vested after five years of service.  During the quarter ended June 30, 2009, the Board of Directors authorized the payment of $72,000 to the ESOP trustee for the purposes of purchasing additional shares of stock to be allocated to employees as of December 2009.   ESOP expense was $99,000 and $141,000 for the years ended June 30, 2009 and 2008, respectively.  At June 30, 2008, there were 8,767 shares unearned having an aggregate market value of $120,000.  There were no unearned shares at June 30, 2009.

Note 9.    Stock-based Compensation Plans

Stock Option Plan
On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan (“2000 Option Plan”), which authorized the Board of Directors to grant up to 181,898 shares of Common Stock.  On March 28, 2000, the Board of Directors granted 181,880 options to buy stock under the 2000 Option Plan at an exercise price of $3.94, the fair value of the stock on that date.  These options have a 10-year term and vested ratably over the 5-year vesting period.  On March 19, 2002, the Board of Directors granted 12,000 options that were previously forfeited by a former employee.  These options have an exercise price of $9.20, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter, and a term of 10 years.  During fiscal years ended June 30, 2009 and 2008, Greene County Bancorp Inc. issued 9,784 shares and 6,940 shares, respectively, from treasury stock for options exercised under the 2000 Option Plan.  During fiscal 2008, the Company cancelled 23,780 options in exchange for cash at an exchange rate equal to the closing stock price on the day of cancellation less the option exercise price.

A new stock-based compensation plan (the “2008 Option Plan”) was approved by shareholders on July 29, 2008 which allows the Company to issue up to 180,000 options and stock appreciation rights.  On August 19, 2008, the Board of Directors granted 164,500 options and stock appreciation rights (in tandem) to buy stock under the 2008 Option Plan at an exercise price of $12.50, the fair value of the stock on that date.  These options have a 10-year term and vest over a minimum of a three year period which is contingent upon meeting specific earnings performance goals. The fair value of each share option grant under the 2008 Option Plan was estimated on the date of grant to be $4.06 using the Black-Scholes option pricing model and assumes that performance goals will be achieved.   If such goals are not met, no compensation cost will be recognized and any recognized compensation cost will be reversed.   The assumptions used in the Black-Scholes option pricing model as of the grant date were as follows:

Weighted average risk-free interest rate	3.23%
Weighted average expected term	6.5 years
Weighted average expected volatility	59.57%
Weighted average expected dividend yield	6.72%

The weighted average expected term was derived utilizing the “simplified” method which is the average of the award’s weighted average vesting period and its contractual term.  This method was used due to limited employee share option exercise history.

The Company recognized $204,000 in compensation costs and related income tax benefit of $21,000 related to the 2008 Option Plan for the fiscal year ended June 30, 2009.  There was no stock-based compensation expense recorded during the fiscal year ended June 30, 2008.   At June 30, 2009, there was $464,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 2 years.

A summary of the Company’s stock option activity and related information for its option plans for the fiscal years ended June 30, 2009 and 2008 is as follows:

	2009		2008
		Weighted Average		Weighted Average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	41,944	$5.00	72,664	$4.55
Options granted	164,500	$12.50	---	---
Exercised	(9,784)	$3.94	(6,940)	$3.94
Surrendered	---	---	(23,780)	$3.94
Outstanding at period end	196,660	$11.33	41,944	$5.00
Exercisable at period end	86,995	$9.85	41,944	$5.00

The following table presents stock options outstanding and exercisable at June 30, 2009:

Options Outstanding and Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$3.94	23,660	0.75	$3.94
$9.20	8,500	2.75	$9.20
$12.50	54,835	9.25	$12.50
Total	86,995		$9.85

The total intrinsic value of the options outstanding and exercisable at June 30, 2009 was approximately $405,000.  The total intrinsic value of the options exercised or surrendered during the years ended June 30, 2009 and was approximately $75,000 and $258,000, respectively.  The Company had 109,665 non-vested options outstanding at June 30, 2009 and no non-vested options outstanding at or during the year ended June 30, 2008.
Note 10.     Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2009	$4,085,000
Basic		4,101,378	$1.00
Effect of dilutive stock options		19,850	(0.01)
Diluted		4,121,228	$0.99

Fiscal year ended
June 30, 2008	$2,720,000
Basic		4,121,260	$0.66
Effect of dilutive stock options		36,650	(0.01)
Diluted		4,157,910	$0.65

Note 11.    Income Taxes

The provision for income taxes consists of the following for the fiscal years ended June 30:

(In thousands)	2009	2008
Current:
Federal	$2,121	$982
State	551	298
Total current	2,672	1,280
Deferred	(505)	(115)
Total income tax expense	$2,167	$1,165

The effective tax rate differs from the federal statutory rate as follows for fiscal years ended June 30:

	2009	2008
Tax based on federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	3.00	5.06
Tax-exempt income	(5.05)	(9.44)
Other, net	2.71	0.38
Total income tax expense	34.66%	30.00%

The components of the deferred tax assets and liabilities at June 30 were as follows:

(in thousands)	2009	2008
Deferred tax assets:
Allowance for loan losses	$1,323	$730
Unrealized losses on investment available for sale	---	5
Pension benefits	76	--
Other	150	26
Total deferred tax assets	1,549	761

Deferred tax liabilities:
Depreciation	358	327
Loan costs	257	191
Unrealized gains on investment available for sale	695	---
Other	---	7
Total deferred tax liabilities	1,310	525
Net deferred tax asset	$239	$236

In July 2006, the FASB released Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (“FIN 48”). Effective for fiscal years beginning after December 15, 2006, FIN 48 provides guidance on the financial statement recognition and measurement for income tax positions that the Company has taken or expects to take in its income tax returns. It also provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 on July 1, 2007. The adoption required the Company to recognize a $218,000 increase in our liability for unrecognized tax benefits which was charged to retained earnings.  During fiscal 2009 and 2008, respectively, approximately $13,000 and $5,000 in tax provisions was allocated for uncertainty in income taxes.

As of July 1, 2007, the Company had unrecognized tax benefits of $218,000 including $32,000 for penalties and interest. During the 2008 fiscal year the Company paid $189,000 to the Internal Revenue Service of which $27,000 was associated with interest and none for penalties.   During 2009 fiscal year the Company paid $47,000 to New York State Department of Taxation and Finance.  The Company recognizes penalties and accrued interest related to unrecognized tax benefits in tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax as follows:

(in thousands)
	2009	2008
Balance July 1,	$34	$218
Additions for tax positions of prior years	13	5
Settlement	(47)	(189)

Balance June 30,	$--	$34

Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. The Company reviews its tax balances quarterly and as new information becomes available, the balances are adjusted, as appropriate. The Company is no longer subject to federal income tax examinations or state income tax examinations by tax authorities for years before June 30, 2006.

Note 12.  Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements.

The Bank of Greene County’s loan commitments are as follows at June 30, 2009 and 2008:

(In thousands)
	2009		2008
Commercial mortgage loan commitments	$	---	$3.815
Residential mortgage loan commitments		5,044	4,852
Construction and land loan commitments		1,394	3,028
Unused portion of overdraft lines of credit		711	722
Unused portion of home equity lines of credit		7,754	8,425
Unused portion of commercial lines of credit		5,099	4,659
Total commitments		$20,002	$25,501

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

Note 13. Operating Leases

The Bank of Greene County entered into an operating lease in connection with the Westerlo branch, which began December 1, 2000 and expires on November 30, 2010.  Under the current terms of the lease, The Bank of Greene County is required to pay $900 per month or $10,800 per annum.    The Bank of Greene County also has an operating lease in connection with the branch in Hudson, New York, which began November 1, 2004 and expires on October 31, 2010. Under the current terms of the lease, The Bank of Greene County is required to pay $1,100 per month or $13,200 per annum.  On July 19, 2006, The Bank of Greene County entered into an operating lease in connection with the opening of the Greenport branch.  The terms of the lease expire on December 31, 2011 and The Bank of Greene County is currently required to pay $3,000 per month or $36,000 per annum.  Operating lease expense totaled $60,000 for fiscal years 2009 and 2008.    Minimum lease commitments for future years ending June 30 are as follows:

(In thousands)
Fiscal year end	Annual Lease Payments
2010	$60,000
2011	44,900
2012	18,000
Total payments	$122,900

Note 14.  Concentrations of Credit Risk

The Bank of Greene County grants residential, consumer and commercial loans to customers primarily located in Greene County, New York and to a limited extent in the contiguous counties.  Although The Bank of Greene County has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon employment and other economic factors throughout Greene and its contiguous counties.

Note 15.  Fair Value Measurements and Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of June 30, 2009 and 2008 and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.

SFAS 157, “Fair Value Measurement”, established a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

Fair Value Measurements Using
		Quoted Prices	Significant	Significant
		In Active Markets	Other Observable	Unobservable
		For Identical Assets	Inputs	Inputs
(In thousands)	June 30, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Securities available-for-sale	$98,271	$56,320	$41,951	$---

Certain investments that are actively traded and have quoted market prices have been classified as Level 1 valuations.  Other available-for-sale investment securities have been valued by reference to prices for similar securities or through model-based techniques in which all significant inputs are observable and, therefore, such valuations have been classified as Level 2.

In addition to disclosures of the fair value of assets on a recurring basis, SFAS 157 requires disclosures for assets and liabilities measured at fair value on a nonrecurring basis, such as impaired assets, in the period in which a re-measurement at fair value is performed.  Loans are generally not recorded at fair value on a recurring basis. Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” when establishing the allowance for credit losses.  Impaired loans are those accounted for under FAS 114 in which the Company has re-measured impairment generally based on the fair value of the underlying collateral supporting the loan and, as a result, the carrying value of the loan less the calculated valuation amount does not necessarily represent the fair value of the loan. Real estate collateral is typically valued using independent appraisals or other indications of value based on recent comparable sales of similar properties or assumptions generally observable in the marketplace and the related nonrecurring fair value measurement adjustments have generally been classified as Level 3. Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3.  At June 30, 2009, loans subject to nonrecurring fair value measurement had a gross carrying amount of $98,000 and a fair value of $88,000 with an associated valuation allowance of $10,000.  These loans were classified as a Level 3 valuation.  Changes in fair value for the year ended June 30, 2009 was a decrease of $29,000, resulting from a charge-off of $26,000 as part of a troubled debt restructuring and $3,000 of principal repayments.  No other financial assets or liabilities (such as FRE) were re-measured during the year on a nonrecurring basis.

The carrying amounts reported in the statements of financial condition for cash and cash equivalents, long term certificate of deposits, accrued interest receivable and accrued interest payable approximate their fair values.  Fair values of securities are based on quoted market prices (Level 1), where available, or matrix pricing (Level 2), which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.  The carrying amount of Federal Home Loan Bank stock approximates fair value.  Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying value.  Fair value for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.  Fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date.  The carrying amounts for variable rate money market deposits approximate fair values at the reporting date.  Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered in the market on similar certificates.  Fair value for Federal Home Loan Bank borrowings are estimated using discounted cash flows and interest rates currently being offered on similar advances.

The fair value of commitments to extend credit is estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers.  At June 30, 2009 and 2008, the estimated fair values of these off-balance sheet financial instruments were immaterial, and are therefore excluded from the table below.

The carrying amounts and estimated fair value of financial instruments are as follows:

( in thousands)	June 30, 2009		June 30, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$9,443	$9,443	$8,662	$8,662
Long term certificate of deposit	1,000	1,000	1,000	1,000
Securities available-for-sale	98,271	98,271	96,692	96,692
Securities held-to-maturity	63,336	63,938	15,457	15,457
Federal Home Loan Bank stock	1,495	1,495	1,386	1,386
Net loans	267,902	275,369	238,440	240,447
Accrued interest receivable	2,448	2,448	2,139	2,139
Deposits	398,729	399,796	321,431	321,424
Federal Home Loan Bank borrowings	19,000	19,632	20,000	19,379
Accrued interest payable	114	114	132	132

Note 16.  Regulatory Matters

The Bank of Greene County and its wholly-owned subsidiary, Greene County Commercial Bank, are subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Commercial Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  As of June 30, 2009, the most recent notification from regulators categorized the banks as “well capitalized” under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the banks’ category.

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County and Greene County Commercial Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital to assets (as defined), and of tangible capital (as defined) to tangible assets (as defined).  Management believes, as of June 30, 2009, that The Bank of Greene County and Greene County Commercial Bank meet all capital adequacy requirements to which they are subject.

(Dollars in thousands)			For Capital Adequacy Purposes
	Actual				To Be Well Capitalized Under Prompt Corrective Action Provisions
The Bank of Greene County	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2009:

Total capital (to risk weighted assets)	$39,403	15.7%	$20,038	8.0%	$25,048	10.0%
Tier 1 capital (to risk weighted assets)	36,269	14.5	10,019	4.0	15,029	6.0
Tier 1 capital (to adjusted assets)	36,269	7.9	13,728	3.0	22,881	5.0
Tangible capital (to tangible assets)	36,269	7.9	6,864	1.5	---	---

As of June 30, 2008:

Total capital (to risk weighted assets)	$33,902	16.5%	$16,424	8.0%	$20,530	10.0%
Tier 1 capital (to risk weighted assets)	32,030	15.6	8,212	4.0	12,318	6.0
Tier 1 capital (to adjusted assets)	32,030	8.5	11,374	3.0	18,957	5.0
Tangible capital (to tangible assets)	32,030	8.5	5,687	1.5	---	---

Greene County Commercial Bank

As of June 30, 2009:

Total capital (to risk weighted assets)	$10,235	33.8%	$2,420	8.0%	$3,025	10.0%
Tier 1 capital (to risk weighted assets)	$10,235	33.8	1,210	4.0	1,815	6.0
Tier 1 capital (to average assets)	$10,235	9.2	4,431	4.0	5,538	5.0

As of June 30, 2008:

Total capital (to risk weighted assets)	$5,827	47.9%	$974	8.0%	$1,217	10.0%
Tier 1 capital (to risk weighted assets)	$5,827	47.9	487	4.0	730	6.0
Tier 1 capital (to average assets)	$5,827	9.5	2,442	4.0	3,053	5.0

On July 22,  2009,  The Bank of Greene  County,  the wholly  owned subsidiary  of the  Company,  entered into a supervisory  agreement with the Office of Thrift  Supervision  (the "OTS"),  the  Bank's  primary  federal  regulator,  in  response to certain  deficiencies  and weaknesses related to the Bank's  overdraft  protection  program and related to compliance  with certain flood laws and  regulations.  The  agreement  requires, among  other  things,   (A)  development  and  implementation  of  policies  and procedures for a comprehensive  overdraft  protection program; (B) establishment of a system to detect,  monitor and report overdraft  activity;  and (C) revised overdraft protection program disclosure statements.  The agreement also requires the Bank to reimburse customers for fees that violated certain daily transaction fee and dollar cap limits.  On July 16, 2009, the Bank refunded approximately $89,000 in such fees to affected customers.  The agreement also requires development and implementation of a program for compliance with flood laws and regulations.   The Board of  Directors  and senior  management  of the Company and the Bank are committed to thoroughly  and  expeditiously  addressing and resolving all issues raised in the  supervisory  agreement  on a timely  basis.  The Bank has already fulfilled a number of the obligations  set forth in the  supervisory  agreement, including the fee reimbursement obligation, and is in the process of undertaking several  actions  to  comply  with the  remaining  requirements  imposed  by the supervisory agreement. Compliance with the supervisory agreement is not expected to have a material adverse effect on the Company's or the Bank's business or operations.

Note 17.  Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial position and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2009 and 2008.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
(In thousands)

	June 30,
ASSETS	2009	2008
Cash and cash equivalents	$2,368	$3,449
Investment in subsidiaries	37,053	32,015
State and political subdivision securities, at fair value	878	852
Accrued interest receivable	7	8
Prepaid expenses and other assets	14	14
Total assets	$40,320	$36,338

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	$56	$71
Total shareholders’ equity	40,264	36,267
Total liabilities and shareholders’ equity	$40,320	$36,338

Greene County Bancorp, Inc.
Condensed Statements of Income
(In thousands)

	Years Ended June 30,
	2009	2008
Income:
Equity in undistributed net income of subsidiaries	$4,239	$798
Dividend from subsidiary	---	2,000
Tax exempt securities interest	59	76
Interest bearing deposits and federal funds sold interest	12	62
Total income	$4,310	2,936

Operating expenses:
Legal fees	62	104
Other	163	112
Total operating expenses	225	216

Net income	$4,085	$2,720

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
(In thousands)

	Years Ended June 30
	2009	2008
Cash flows from operating activities:
Net Income	$4,085	$2,720
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiaries	(4,239)	(798)
ESOP shares earned	63	141
Stock options earned	204	---
Net (accretion) amortization of discounts and premiums	(2)	2
Net decrease in accrued interest receivable, prepaid expenses
and other assets	29	164
Net decrease in total liabilities	(15)	(187)
Net cash provided by operating activities	125	2,042

Cash flow from investing activities:
Proceeds from maturities of securities	1,340	1,000
Purchases of securities and other investments	(1,362)	---
Net cash (used in) provided by investing activities	(22)	1,000

Cash flows from financing activities:
Payment of cash dividends	(1,223)	(1,281)
Repurchase of stock	---	(799)
Stock options surrendered	---	(215)
Proceeds from exercise of stock options	39	27
Net cash used in financing activities	(1,184)	(2,268)

Net (decrease) increase in cash and cash equivalents	(1,081)	774

Cash and cash equivalents at beginning of period	3,449	2,675

Cash and cash equivalents at end of period	$2,368	$3,449

Note 18.  Subsequent events

On July 21, 2009, the Board of Directors declared a quarterly dividend of $0.17 per share of Greene County Bancorp, Inc.’s common stock.  The dividend reflected an annual cash dividend rate of $0.68 cents per share, was unchanged from the dividend declared during the previous quarter. The dividend will be payable to stockholders of record as of August 14, 2009, and will be paid on September 2, 2009.  It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. on October 24, 2009, at Columbia-Greene Community College, located at 4400 Route 23, Hudson, NY 12534.

Stock Listing
The NASDAQ Capital Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

Independent Auditors
Beard Miller Company LLP
115 Solar Street, Suite 100
Syracuse, NY  13204-5461

Transfer Agent and Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
800-962-4284

Annual Report on Form 10-K
A copy of Greene County Bancorp, Inc.’s Form 10-K for the fiscal year ended June 30, 2009, will be furnished without charge to shareholders upon written request to the

Secretary
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
21 North 7th Street
Hudson, NY 12534
Telephone: 518-697-3311
Fax: 518-697-3312

Ravena-Coeymans
2494 U.S. Route 9W
Ravena, NY 12143
Telephone: 518-756-3003
Fax: 518-756-8702

Tannersville
6176 Main Street
Tannersville, NY 12485
Telephone: 518-589-0800
Fax: 518-589-5649

Westerlo
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