Form 10-K, Exhibit 13
period 2010-06-30
GREENE COUNTY BANCORP INC
filed 2010-09-27
CIK 1070524

GREENE COUNTY BANCORP, INC.
2010 ANNUAL REPORT

CUTTING-EDGE
FINANCIAL PRODUCTS

Rock-Solid Relationships

About the cover: Bruce and Nancy O’Brien of New York Quarries, Inc. harvest and shape bluestone at their facility in Alcove, NY. Innovative financial products from The Bank help them stay focused on running their business. Above: Don Gibson visits the site of another commercial customer, Crossroads Brewing Company in Athens, NY.

ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and its subsidiary, Greene County Commercial Bank. The Company’s consolidated assets as of June 30, 2010, were $495.3 million.  The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill. In 1974, the Bank changed to a New York State-chartered mutual savings bank, under the name Greene County Savings Bank. In 1998, the Bank converted to the mutual holding company form of ownership, with the Bank changing its name to The Bank of Greene County. A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004. In 2006, The Bank of Greene County changed to a federally chartered savings bank.  The Bank serves Greene, Albany and Columbia counties in New York State through administrative and lending/operations centers in Catskill, and 12 banking offices in Catskill–Main Street, Catskill Commons, Cairo, Chatham, Coxsackie, Germantown, Greenport, Greenville, Hudson, Ravena-Coeymans, Tannersville and Westerlo. As part of its mission, the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

BUILDING SOLID CLIENT RELATIONSHIPS THROUGH COMMUNITY INVOLVEMENT, INDUSTRY INNOVATION

“Know your client.”  These words ring especially true in banking, where the financial futures of businesses, families and communities are at stake.

By design, The Bank of Greene County is uniquely positioned to know its clients, as well as the culture, economics and needs of the market it serves in upstate New York.  Our management, staff and directors are all active participants in these communities.  Market research is, quite literally, part of everyday life.

Understanding what needs to be done is of course only part of the challenge.  Having the resources, expertise and discipline to act on that knowledge is where The Bank really makes a difference.  And we have proven time and again that our size and local focus is a catalyst for – not an impediment to- creative thinking and the delivery of cutting-edge financial products and services.

We’re proud of our successes, and happy to share just a few of those stories with you here….

A FLEXIBLE LINE OF CREDIT THAT ROCKS, NO MATTER HOW A BUSINESS ROLLS

No business owner wants day-to-day finances to become a distraction. If cash flow sags or special needs arise, they just want things taken care of quickly and easily. That’s why The Bank of Greene County created the Ultra Access Business Line of Credit.

“The expense and limitations of conventional commercial loans can crush a business,” said Stephen Nelson, EVP and Chief Lending Officer. “Our Ultra Access line is a really unique, userfriendly cash management solution for small businesses. There’s nothing else like it in the market.”

Ultra Access enables businesses to establish a line of credit based on equity in commercial real estate – either buildings or vacant land. The line offers low fees, competitive rates and perhaps most important, total flexibility. Owners can access their line instantly by check, phone or debit card, and use the money for just about anything– new equipment, expansion, operating costs.

New York Quarries, Inc. in Alcove, NY, is one of dozens of businesses using the Ultra Access line as a foundation for financial stability. “We’ve put up a building, bought equipment, lots of things,” says owner Bruce O’Brien. “We don’t have to worry about anything...the credit line is there, and everything happens automatically. It gives us the freedom to concentrate on our business.”

And the family business has come a long way since the days when Bruce and wife Nancy lived in a cabin on the quarry, with no running water or electricity and three babies. “We had no equity, and I couldn’t build equity paying rent,” said O’Brien.

Now New York Quarries is one of the nation’s premiere suppliers of bluestone, all harvested from O’Brien’s land in southern Albany County. A sister company, O’Brien Stoneworks, does custom installations of stone walls, facades, fountains and more.

“It’s a very high quality stone. We use it for paving, curbs and all kinds of architectural elements,” said O’Brien. “We sent 6,000 tons to Princeton University to face one of their new halls; the visitors center at New York Botanical Gardens is faced with our stone; and the ‘Ice Wall’ in Battery Park City is all built with Alcove bluestone.”

Most of O’Brien’s jobs run two to four years, so he has to think several years out. “The Bank has been very flexible in dealing with us,” he said. “Having the line of credit just makes life simpler.”

According to Perry Lasher, Vice President for Commercial Lending, many different types of businesses are using Ultra Access: self-storage companies, auto dealers, motels, restaurants, an antique shop and even the Columbia Land Conservancy.  “We just created the product in 2007, so it’s still in its infancy,” Lasher said. “But it’s already having a positive impact on the local economy.”

Picture Caption: Bruce and Nancy O’Brien (left) are no strangers to heavy lifting and heavy equipment at New York Quarries, Inc. in Alcove, NY, but Stephen Nelson, EVP and Chief Lending Officer at The Bank of Greene County, helps lighten the load with flexible financing.

SERVING UP A SPECIAL BREW FOR ENTREPRENEURS

Starting a small business takes passion, vision and–of course–money. And as budding brewpub owner Ken Landin discovered, the first two come more readily than the last.

So when putting together financing packages to make dreams like Landin’s come true, our commercial loan specialists Stephen Nelson and Perry Lasher rely on creativity and connections as much as their fiscal expertise.

“Because of all our longstanding relationships – with Greene County, the Industrial Development Agency and other local decision-makers – we have access to more financing opportunities than other banks,” Lasher said. “We can make deals happen that otherwise wouldn’t see the light of day.”

Landin, a drywall contractor from Queens, always dreamed of opening a microbrewery. He had tried at various times in various places, but always there were roadblocks. “Mostly we heard a lot of ‘no, no, no, no’ from lenders,“ he said. Yet the dream persisted.

Landin had built a summer home in Athens, NY, nearly two decades ago. One evening in 2008, he and his partner Janine Bennett were strolling through town when a “for sale” sign on the old Brooks Opera House caught their eye. “We just looked at each other and said, ‘do we really want to do this?’

Soon after, they were under contract to buy the deteriorating structure and in conferences with the mayor and planning board. The business plan for Crossroads Brewing Company called for a brewery and tasting room, a restaurant, and a second-floor performance venue, all to be opened in three phases. “The financing was the problem,” said Bennett. “A lot of area banks didn’t even call back – no letter, nothing.”

“We presented the package to The Bank of Greene County and they loved it,” Landin said. “They thought it was a phenomenal idea: job creation, revitalizing an anchor building in an historic riverfront town…it was right up their alley.”

“We think the brewery will be a big draw for Athens,” said Nelson. “The employment numbers, 18 or so new jobs, are very important. We’re happy with the business plan.”

Landin expects the completed project will cost a little over $1 million. The financing package includes his own capital, a state grant and participation from the local economic development authority. “But without The Bank of Greene County giving us a loan and their endorsement, and believing in what we wanted to do, we had nothing.”

“Steve and Perry are locals…they know this neighborhood, they know this county, and they know what this area wants and needs” Bennett added. “People at big banks don’t have any grasp of that, and that’s what made the difference.”

“Often local agencies approach us to help put together packages like the one we did for Crossroads,” said Lasher. “They know that while a lot of banks see things in black and white, we’re able to look at shades of gray.”

“It’s a pleasure visiting with owners, discussing their plans and seeing projects come to fruition firsthand,” Nelson added. “Local jobs depend on the accomplishments of surrounding businesses, and we feel great satisfaction in knowing The Bank of Greene County has played an important role in their success.”

Picture Caption: Entrepreneurs Janine Bennett and Ken Landin (right) join Perry Lasher, Vice President for Commercial Lending at The Bank of Greene County, in front of tanks that will produce handcrafted beer at Crossroads Brewing Company in Athens, NY.

ANSWERING THE BELL FOR LOCAL FIRE COMPANIES
Small volunteer fire companies that answer the call whenever and wherever needed provide most of the fire protection in our region. Recognizing the critical role these organizations play in community safety, The Bank created a special municipal financing product which helps firefighters obtain equipment and buildings more affordably.

“The Bank of Greene County has offered municipal financing for many years enabling fire departments to borrow at tax-exempt rates, and saving them substantial dollars over the term of a loan,” said Stephen Nelson, EVP and Chief Lending Officer.

Tri-Village Fire Company, which serves Chatham Center, Old Chatham and Malden Bridge, NY, has depended on The Bank for equipment financing for over a dozen years. Most recently, The Bank helped Tri-Village finance the construction of a new fire station large enough to house modern trucks and other firefighting gear.  “They literally instructed us and helped us through this, and couldn’t have made the loan process any easier,” said David Ross, President of Tri-Village. “Their service and dedication has been outstanding.

“They had a special municipal rate for firefighters, and on a $700,000 loan over 20 years, you’re talking real money,” said Ross. “It made the difference between us being able to afford the mortgage, and not afford the mortgage.”

“Many of our lending practices are just based on common sense,” said Perry Lasher, Vice President for Commercial Lending. “But you have to be on the ground in the community to recognize and execute on those opportunities.”

Picture Caption Visiting the site of Tri-Village Fire Company’s new firehouse in Old Chatham are (left to right): Donald E. Gibson, President and Chief Executive Officer of The Bank of Greene County; Perry Lasher, Vice President for Commercial Lending; Jack Lanphear, firefighter and Building Committee Chairman; Stephen Nelson, EVP and Chief Lending Officer for The Bank; and David Ross, President of the fire company.
FINANCIAL HIGHLIGHTS

	At or for the Years Ended June 30,

(In thousands)	2010	2009	2008	2007	2006
Total assets	$495,323	$460,536	$379,608	$325,826	$307,565
Loans receivable, net	295,582	267,902	238,440	207,280	190,093
Securities available-for-sale	89,805	98,271	96,692	87,184	87,267
Securities held-to-maturity	77,520	63,336	15,457	---	---
Deposits	421,732	398,729	321,431	284,176	268,250
Shareholders’ equity	44,503	40,264	36,267	35,415	33,581
Net interest income	17,717	15,730	12,190	10,543	10,688
Provision for loan losses	1,273	2,018	581	279	200
Total noninterest income	4,616	6,097	4,577	3,941	3,112
Total noninterest expense	13,611	13,557	12,301	11,037	10,528
Income tax provision	2,564	2,167	1,165	909	829
Net income	4,885	4,085	2,720	2,259	2,243

ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and its subsidiary, Greene County Commercial Bank.  The Company’s consolidated assets as of June 30, 2010, were $495.3 million.

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

Branch and Office Locations listed and map of service area

 Fellow Shareholders:

I am pleased to report that the fiscal year ended June 30, 2010, more than met our expectations, producing record earnings for the second consecutive year with continued strong growth in loans, deposits and capital.

These noteworthy results are proof positive that the long-term strategic focus established by Management and the Board of Directors is bearing fruit. Moving forward, we will continue on this strategic course – one that has served us well and positions us to create shareholder value for many years to come.

This annual report highlights our financial successes in 2010, and also showcases several relationships with local businesses and organizations that typify our personal, innovative style of delivering high-quality financial services.

RECORD EARNINGS HIGHLIGHT

2010 FINANCIAL & BUSINESS PERFORMANCE

Net income for the fiscal year was $4.9 million, compared to $4.1 million for the prior year, an increase of 19.5%. Total assets reached a record high of $495.3 million, up $34.8 million, or 7.6%, over $460.5 million at June 30, 2009.

[NET INCOME CHART]

These strong results were driven by solid performance throughout the Company. Net interest income increased $2.0 million to $17.7 million for fiscal year 2010, compared to $15.7 million for the prior fiscal year. Our net interest margin increased by 11 basis points to 3.91% in fiscal 2010, versus 3.80% for the year ending June 30, 2009.

Our investment in people, new branches, new products and technology are not only helping us grow, they are helping us grow more efficiently and already contributing to the bottom line. Our ratio of noninterest expenses to average total assets was 2.87% for fiscal year-end 2010, versus 3.11% for fiscal year-end 2009.

Lending continued the solid growth pattern established over the last several years. Net loans outstanding totaled $295.6 million at June 30, 2010, an increase of $27.7 million, or 10.3%, over the prior year-end’s $267.9 million.

In particular, our recent focus on commercial lending has proven successful as we continue to build customer relationships. Total real estate and business loans outstanding at June 30, 2010, amounted to $70.4 million, versus $59.7 million at the end of fiscal 2009, an increase of $10.7 million or 17.9%.

[NET LOANS CHART]

We continue to closely monitor asset quality and adjust the level of our allowance for loan losses when necessary. As a result, the provision for loan losses amounted to $1.3 million and $2.0 million for the years ended June 30, 2010 and 2009, respectively, a decrease of $745,000 or 36.9%. The allowance for loan losses to total loans receivable was 1.34% as of June 30, 2010, compared to 1.26% as of June 30, 2009. Nonperforming loans to total loans were 1.33% and 1.01% at June 30, 2010 and 2009, respectively.

In addition to a growing loan portfolio, our investment portfolio increased to $167.3 million at the end of fiscal 2010, up $5.7 million from $161.6 million at the end of fiscal year 2009.

Increased deposits were the primary funding source for both our loan and investment portfolio growth. For the fiscal years 2010 and 2009, total deposits were $421.7 million and $398.7 million, respectively, an increase of $23.0 million.

We remain focused on our long-term strategy to grow core deposits across the retail, commercial and municipal customer segments. Core deposits continue to constitute over 75% of total deposits.

The Company’s capital ratios remain strong, with total shareholders’ equity of $44.5 million as of June 30, 2010, representing 9.0% of total assets.

RECOGNITION OF A JOB WELL DONE

We proudly accepted several local and national awards over the last year, recognizing the Company’s solid performance as well as other accomplishments.

Sandler O’Neill 2009 Bank & Thrift Sm-All Stars List – Greene County Bancorp, Inc. was one of only 30 companies named to the list, which recognizes the top-performing small-cap banks and thrifts in the nation based on growth, profitability, credit quality and capital strength.

2010 Columbia County Large Company of the Year – Greene County Bancorp, Inc. earned this award based customer service, community support, employment growth, impact on the local economy, employer-employee relations, and industry profitability and growth.

[INSERT USBANKER / SANDLER O’NEILL COVERS]

USBanker Top 200 Community Banks List – Our Company was named to this list of banks from across the nation. USBanker magazine ranked community banks with less than $2 billion in assets (at December 31, 2009) by average return on equity for three years ending December 31, 2007, 2008 and 2009.

CONSIDERING OPPORTUNITIES FOR GROWTH

We continued to evaluate a number of capital utilization strategies over the past year. We reviewed opportunities to acquire other banks and other bank branches on a regular basis. After careful analysis – and after considering the prevailing economic conditions – we concluded that these opportunities were not in the best interests of our shareholders.

Instead, we decided the more prudent course was to continue our infrastructure upgrades and organic branch growth strategy, to review additional common stock buybacks and to increase the cash dividend.

We have received regulatory approval for a new full-service, 1,500-square-foot branch office in Germantown, NY. The new branch on Route 9G will add to our growing footprint in Columbia County. With renovations under way, we are targeting a January 2011 opening.

CONTINUING TRADITIONS OF GIVING AND INCLUSION

The Bank of Greene County Charitable Foundation contributed over $54,000 to dozens of local non-profit organizations in fiscal 2010. Since 1998, the foundation has distributed over $500,000 in support of education, health and wellness, social and civic services, and cultural, arts and recreation programs. It’s just one of the ways we help improve the quality of life in our communities.

I hope you will be able to attend our Annual Shareholder Meeting Brunch, which will be held at 10am on Saturday, November 6, at Columbia-Greene Community College in Greenport, NY.

On behalf of the Board of Directors and the entire Bank staff, I thank all of our shareholders for your confidence and support, and welcome your comments and suggestions at any time.

Together, we have overcome the recent challenges of a perilous national economy. We have innovated and adapted, without straying from our core strategies. We are proud of what we’ve accomplished at Greene County Bancorp, Inc. and stand ready to achieve still greater success.

Sincerely,

/s/ Donald E. Gibson

Donald E. Gibson

President & Chief Executive Officer

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown was derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	At or for the Years Ended June 30,
(Dollars in thousands, except per share amounts)	2010	2009	2008
SELECTED FINANCIAL CONDITION DATA:
Total assets	$495,323	$460,536	$379,608
Loans receivable, net	295,582	267,902	238,440
Securities available-for-sale	89,805	98,271	96,692
Securities held-to-maturity	77,520	63,336	15,457
Deposits	421,732	398,729	321,431
Shareholders' equity	44,503	40,264	36,267

AVERAGE BALANCES:
Total assets	473,966	435,745	355,625
Earning assets	452,634	413,846	335,022
Loans receivable, net	281,835	258,199	222,585
Securities	156,209	142,978	98,221
Deposits	409,240	375,039	306,191
Borrowings	19,849	20,249	11,717
Shareholders' equity	42,460	37,934	36,161

SELECTED OPERATIONS DATA:
Total interest income	23,083	22,482	19,534
Total interest expense	5,366	6,752	7,344
Net interest income	17,717	15,730	12,190
Provision for loan losses	1,273	2,018	581
Net interest income after provision for loan losses	16,444	13,712	11,609
Total noninterest income	4,616	6,097	4,577
Total noninterest expense	13,611	13,557	12,301
Income before taxes	7,449	6,252	3,885
Income tax provision	2,564	2,167	1,165
Net income	4,885	4,085	2,720

FINANCIAL RATIOS:
Return on average assets1	1.03%	0.94%	0.76%
Return on average shareholders’ equity2	11.50	10.77	7.52
Noninterest expenses to average total assets	2.87	3.11	3.46
Average interest earning assets to average interest bearing liabilities	116.35	115.97	120.78
Net interest rate spread3	3.72	3.54	3.18
Net interest margin4	3.91	3.80	3.64
Efficiency ratio5	60.95	62.11	73.36
Shareholders’ equity to total assets, at end of period	8.98	8.74	9.55
Average shareholders’ equity to average assets	8.96	8.71	10.17
Dividend payout ratio6	57.56	68.00	106.06
Actual dividends declared to net income7	25.34	29.94	47.10
Nonperforming assets to total assets, at end of period	0.79	0.64	0.51
…continued	At or for the Years Ended June 30,
	2010	2009	2008
Nonperforming loans to net loans, at end of period	1.33%	1.01%	0.81%
Allowance for loan losses to non-performing loans	102.63	126.06	97.37
Allowance for loan losses to total loans receivable	1.34	1.26	0.79
Book value8	$10.80	$9.81	$8.87
Basic earnings per share	1.19	1.00	0.66
Diluted earnings per share	1.18	0.99	0.65
OTHER DATA:
Closing market price of common stock	$16.00	$14.50	$13.65
Number of full-service offices	11	11	10
Number of full-time equivalent employees	114	117	113

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

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the holding company for The Bank of Greene County (the “Bank”), which is a community-based bank offering a variety of financial services to meet the needs of the communities it serves.  The Bank of Greene County is a federally chartered savings bank.  The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities.  The Bank of Greene County currently operates eleven full service branches, an administration office and an operations center in New York’s Greene, Albany, and Columbia counties.  In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities.  GCCB is a subsidiary of The Bank of Greene County, and is a New York State-chartered commercial bank.  Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Capital Market under the symbol “GCBC.”  Greene County Bancorp, MHC is a mutual holding company that owns 56.0% of Greene County Bancorp, Inc.’s outstanding common stock.

Greene County Bancorp, Inc.’s results of operations, like many other financial institutions, depend primarily on its net interest income, which is the difference between the income earned on Greene County Bancorp, Inc.’s loan and securities portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations can also be affected by Greene County Bancorp, Inc.’s provision for loan losses, income and expense pertaining to foreclosed real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense.  Noninterest income consists primarily of fees and service charges.  Noninterest expense consists principally of salaries and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect Greene County Bancorp, Inc. and its related entities.

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

Securities are evaluated for other-than-temporary impairment by performing periodic reviews of individual securities in the investment portfolio.  Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis.  The Company considers many factors, including the severity and duration of the impairment; the intent and ability of the Company to hold the equity security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, intent to sell the security, the likelihood to be required to sell the security before it recovers the entire amortized cost, external credit ratings and recent downgrades.  The Company is required to record other-than-temporary impairment charges through earnings, if it has the intent to sell, or will more likely than not be required to sell an impaired debt security before a recovery of its amortized cost basis.  In addition, the Company is required to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell.  Credit loss is measured as the difference between the present value of an impaired debt security’s cash flows and its amortized cost basis.  Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as the Company has no intent or requirement to sell an impaired security before a recovery of amortized cost basis.

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

Management of Interest Rate Risk

While Greene County Bancorp, Inc.’s loan portfolio, consisting primarily of mortgage loans collateralized by residential real property located in its market area, is subject to risks associated with the local economy, Greene County Bancorp, Inc.’s most significant form of market risk is interest rate risk because most of Greene County Bancorp, Inc.’s assets and liabilities are sensitive to changes in interest rates.  Greene County Bancorp, Inc.’s assets consist primarily of residential mortgage loans, which have longer maturities than Greene County Bancorp, Inc.’s liabilities, which consist primarily of deposits.  Greene County Bancorp, Inc. does not engage in any derivative-based hedging transactions, such as interest rate swaps and caps.  Due to the complex nature and additional risk often associated with derivative hedging transactions, such as counterparty risk, it is Greene County Bancorp, Inc.’s policy to continue its strategy of mitigating interest rate risk through balance sheet composition. Greene County Bancorp, Inc.’s interest rate risk management program focuses primarily on evaluating and managing the composition of Greene County Bancorp, Inc.’s assets and liabilities in the context of various interest rate scenarios.  Factors beyond management’s control, such as market interest rates and competition, also have an impact on interest income and interest expense.

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

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap.”  An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2010, Greene County Bancorp, Inc.’s cumulative one-year and three-year gap positions, the difference between the amount of interest earning assets maturing or repricing within one year and three years and interest bearing liabilities maturing or repricing within one year and three years, as a percentage of total interest earning assets were positive 5.95% and positive 1.98%, respectively.

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

The following table presents Greene County Bancorp, Inc.’s net portfolio value (“NPV”).  The NPV table indicates the market value of assets less the market value of liabilities at each specific rate shock environment.  The net portfolio value can be viewed as the mark-to-market net worth of the statement of financial condition.  These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions.  The information set forth below is based on data that included all financial instruments as of June 30, 2010.  Assumptions made by Greene County Bancorp, Inc. related to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios.  Actual maturity dates were used for fixed rate loans and certificate accounts.  Securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2010.  Variable rate loans were scheduled as of their next scheduled interest rate repricing date.  Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category, a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category.  The noninterest bearing category does not use a decay assumption, and the 24 month FHLB advance rate was used as the discount rate.  The NPV at “PAR” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and value of liabilities assuming no change in interest rates.  The NPV for down 100, 200 and 300 basis points has been excluded since it would not be meaningful in the interest rate environment as of June 30, 2010.

The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2010.

Changes in
market interest rates		$Change	%Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio1	Change 2

(Dollars in thousands)
+300 bp	$36,657	($22,097)	(37.61)%	7.90%	(379) bps
+200 bp	46,813	(11,941)	(20.32)%	9.79%	(190) bps
+100 bp	54,222	(4,532)	(7.71)%	11.04%	(65) bps
PAR	58,754	0	0.00%	11.69%	0 bps

_______________________
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

Average Balance Sheet

The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2010 and 2009.  For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates.  No tax equivalent adjustments were made.  Average balances were based on daily averages. Average loan balances include non-performing loans.  The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(Dollars in thousands)	2010	2010	2010	2009	2009	2009
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net1	$285,535	$17,247	6.04%	$260,588	$16,229	6.23%
Securities2	156,209	5,735	3.67	142,978	6,138	4.29
Federal funds	2,556	3	0.12	5,391	20	0.37
Interest bearing bank balances	6,843	20	0.29	3,456	30	0.87
FHLB stock	1,491	78	5.23	1,433	65	4.53
Total interest earning assets	452,634	23,083	5.10%	413,846	22,482	5.43%
Cash and due from banks	6,505			6,228
Allowance for loan losses	(3,700)			(2,389)
Other non-interest earning assets	18,527			18,060
Total Assets	$473,966			$435,745
Interest bearing liabilities:
Savings and money market deposits	$148,632	1,169	0.79%	$124,962	1,370	1.10%
NOW deposits	124,060	1,480	1.19	116,387	1,989	1.71
Certificates of deposit	96,480	2,081	2.16	95,255	2,727	2.86
Borrowings	19,849	636	3.20	20,249	666	3.29
Total interest bearing liabilities	389,021	5,366	1.38%	356,853	6,752	1.89%
Non-interest bearing deposits	40,068			38,435
Other non-interest bearing liabilities	2,417			2,523
Shareholders’ equity	42,460			37,934
Total liabilities and equity	$473,966			$435,745

Net interest income		$17,717			$15,730

Net interest rate spread			3.72%			3.54%

Net interest margin			3.91%			3.80%

Average interest earning assets to
average interest bearing liabilities	116.35%			115.97%

___________________________________
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

(In thousands)	2010 versus 2009			2009 versus 2008

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Loans receivable, net1	$1,523	$(505)	$1,018	$2,281	$(723)	$1,558
Securities2	535	(938)	(403)	1,927	(173)	1,754
Federal funds	(7)	(10)	(17)	(58)	(193)	(251)
Interest bearing bank balances	18	(28)	(10)	(22)	(94)	(116)
FHLB stock	3	10	13	24	(21)	3
Total interest earning assets	2,072	(1,471)	601	4,152	(1,204)	2,948

Interest bearing liabilities:
Savings and money market deposits	231	(432)	(201)	251	(673)	(422)
NOW deposits	125	(634)	(509)	814	(560)	254
Certificates of deposit	34	(680)	(646)	419	(1,101)	(682)
Borrowings	(13)	(17)	(30)	281	(23)	258
Total interest bearing liabilities	377	(1,763)	(1,386)	1,765	(2,357)	(592)

Net interest income	$1,695	$292	$1,987	$2,387	$1,153	$3,540

______________________
1 Calculated net of deferred loan fees, loan discounts, and loans in process.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table shows, net interest income for the fiscal year ended June 30, 2010 has been affected most significantly by the increase in the volume of loans and securities complemented by the decrease in rates paid on deposit accounts.  Average balances of loans and securities increased $24.9 million and $13.2 million, respectively, when comparing the fiscal years ended June 30, 2010 and 2009, resulting in an increase in interest income of $1.5 million and $535,000, respectively.  This growth in interest income was partially offset by lower yields on these assets.  The yield on loans decreased 19 basis points to 6.04% for the fiscal year ended June 30, 2010 from 6.23% for the fiscal year ended June 30, 2009, reducing interest income by $505,000.  The yield on securities decreased 62 basis points to 3.67% for the fiscal year ended June 30, 2010 from 4.29% for the fiscal year ended June 30, 2009, reducing interest income by $938,000.

Total interest expense decreased $1.4 million for the fiscal year ended June 30, 2010, resulting primarily from a decrease in the average rate paid of 51 basis points to 1.38% for the fiscal year ended June 30, 2010 from 1.89% for the fiscal year ended June 30, 2009, partially offset by in increase in the average balances of interest-bearing liabilities of $32.1 million to $389.0 million for the fiscal year ended June 30, 2010 compared to $356.9 million for the fiscal year ended June 30, 2009. The average rate paid on savings and money market deposits decreased 31 basis points for fiscal 2010, which was partially offset by a $23.6 million increase in average balances. The average rate paid on NOW deposits decreased 52 basis points, which was partially offset by an increase in average balances of $7.7 million to $124.1 million for fiscal 2010.   The average rate paid on certificates of deposit decreased 70 basis points, which was partially offset by an increase in average balances of $1.2 million to $96.5 million for fiscal 2010.  The average balance of borrowings decreased $400,000 in fiscal year 2010, and the average rate paid decreased 9 basis points.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2010 AND JUNE 30, 2009

Total assets amounted to $495.3 million at June 30, 2010 as compared to $460.5 million at June 30, 2009, an increase of $34.8 million, or 7.6%.  The most significant growth occurred in net loans, which increased $27.7 million or 10.3% to $295.6 million at June 30, 2010.   Net loans represented 59.7% of the asset composition at June 30, 2010 as compared to 58.2% at the prior fiscal year end. Securities also increased $5.7 million or 3.5% to $167.3 million at June 30, 2010.   Deposit growth of $23.0 million, and increased borrowings of $7.1 million helped fund the growth in earning assets during the fiscal year ended June 30, 2010. The opening of a new full service branch as well as the continued growth in the customer base within the commercial bank subsidiary contributed to this growth in deposits. Greene County Bancorp, Inc. attributed a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff.  Marketing emphasis on attracting commercial deposit relationships as well as retail deposits, especially checking and lower-costing money market accounts, continue to be part of the Company’s strategic plan.

Securities

Securities increased to $167.3 million at June 30, 2010 from $161.6 million at June 30, 2009, an increase of $5.7 million.  The increase in the portfolio was the result of $54.0 million of securities purchases during the fiscal year ended June 30, 2010.  Purchases consisted primarily of $22.1 million of U.S. government sponsored enterprises bonds, $13.6 million of mortgage-backed securities, and $18.3 million of state and political subdivision securities.  This increase was partially offset by sales of corporate debt securities of $1.8 million, and maturities and principal repayments of $46.6 million, of which $13.5 million were mortgage-backed securities, $12.6 million were state and political subdivision securities and $20.1 million were U.S. government sponsored enterprises securities.

During the year ended June 30, 2010 and 2009, the Company invested $4.0 million and $10.8 million, respectively, in a nonstandard type of mortgage-backed security called “DUS” bonds, which are bonds issued under a program originally initiated by Fannie Mae called the Delegated Underwriting and Servicing Program with underlying collateral in multi-family housing.  They offer a yield maintenance provision, which helps protect the value of the investment in a declining or low interest rate environment.  However, due to the yield maintenance provision, the Company paid a significant amount of premium when acquiring these investments.  Further, these securities offer less interest rate sensitivity, especially in a declining rate environment.  Total DUS bonds held by the Company were $30.0 million at June 30, 2010.    Mortgage-backed securities, including “DUS” bonds, accounted for $92.2 million of the $167.3 million of securities held in the Company’s securities portfolio at June 30, 2010.   Within the portfolio, the book value of adjustable rate mortgage-backed securities totaled $1.8 million at June 30, 2010.  The fair value of mortgage-backed securities that mature in ten years or less amounted to $61.6 million which helps to offset the interest rate sensitivity of longer term fixed rate loans such as residential mortgage loans.

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

During fiscal 2010, the proceeds from sales of available-for-sale securities were $1.8 million, the gross realized gains were $32,000 and the gross realized losses were $37,000.  During fiscal 2009, the Company recognized an impairment charge of $221,000 ($135,000 net of tax) related to the other-than-temporary impairment of a Lehman Brothers Holdings, Inc. debt security held by the Company.

At June 30, 2010, net unrealized gains and losses on the securities, including both available-for-sale and held-to-maturity, amounted to a net gain of $4.5 million as compared to a net gain of $2.7 million at June 30, 2009.  Management believes that as of June 30, 2010, none of the unrealized losses on the portfolio was the result of impairment, but rather were associated with the changing interest rate environment, widening credit spreads and market illiquidity at the end of the fiscal year.  Management’s process for evaluating securities for other-than-temporary impairment is discussed within Note 1 Summary of significant accounting policies in the Notes to Consolidated Financial Statements.

Greene County Bancorp, Inc. holds 23.0% of the securities portfolio at June 30, 2010, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates.  Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

	Carrying Value at June 30,
(Dollars in thousands)	2010		2009
	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Securities available-for-sale:
U.S. government sponsored enterprises	$22,176	13.3%	$20,127	12.4%
State and political subdivisions	8,749	5.2	9,586	5.9
Mortgage-backed securities-residential	25,883	15.5	33,420	20.7
Mortgage-backed securities-multifamily	25,932	15.5	26,709	16.5
Asset-backed securities	32	0.0	44	0.1
Corporate debt securities	6,931	4.1	8,292	5.1
Total debt securities	89,703	53.6	98,178	60.7
Equity securities and other	102	0.1	93	0.1
Total securities available-for-sale	89,805	53.7	98,271	60.8
Securities held-to-maturity:
U.S. government sponsored enterprises	7,004	4.2	7,049	4.4
State and political subdivisions	29,821	17.8	23,303	14.4
Mortgage-backed securities-residential	36,277	21.7	30,034	18.6
Mortgage-backed securities-multifamily	4,058	2.4	2,285	1.4
Other securities	360	0.2	665	0.4
Total securities held-to-maturity	77,520	46.3	63,336	39.2
Total securities	$167,325	100.0%	$161,607	100.0%

Loans

Total net loans increased to $295.6 million at June 30, 2010 from $267.9 million at June 30, 2009, an increase of $27.7 million or 10.3%.  The Bank of Greene County continued to have strong demand for the various loan products offered. Real estate loans increased $24.5 million, or 10.7%, between June 30, 2010 and 2009.  $10.5 million of this increase were conventional residential mortgages, and $7.6 million was commercial real estate, $4.9 million was multifamily mortgages, and $1.6 million was construction and land loans.  The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio.  Consumers are willing to pay a slight premium for such service and consistency.  Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loans.  However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in commercial real estate mortgages, which have increased to $54.6 million at June 30, 2010 from $47.0 million at June 30, 2009, an increase of $7.6 million or 16.2%.  Other commercial loans have increased to $15.8 million at June 30, 2010 as compared to $12.6 million at June 30, 2009.  The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service.  The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans showed modest growth, with an increase of $419,000 to $26.6 million at June 30, 2010 as compared to $26.2 million at June 30, 2009.

As a result of the changes discussed above, residential real estate mortgages represented 61.0% and 63.5% of the portfolio at June 30, 2010 and 2009, respectively.  The portfolio has shifted more toward commercial real estate and commercial business loans, which are generally higher yielding loans and are primarily adjustable rate, helping to lessen interest rate risk.  The Bank of Greene County continues to use a conservative underwriting policy in regard to all loan originations, and does not engage in sub-prime lending or other higher-risk loans such as option ARM products.  The Bank requires a down payment and if certain loan-to-value ratios are not met for residential mortgages then PMI “private mortgage insurance” is required.  Most other loan products require some form of collateral in addition to the borrower meeting certain credit quality standards.

It should be noted however that the Company is subject to the effects of any downturn, and especially, a significant decline in home values in the Company’s markets could have a negative effect on the results of operations.  A significant decline in home values would likely lead to a decrease in residential real estate loans and new home equity loan originations and increased delinquencies and defaults in both the consumer home equity loan and the residential real estate loan portfolios and result in increased losses in these portfolios.  As of June 30, 2010, declines in home values have been modest in the Company’s market area.

	At June 30,
(Dollars in thousands)	2010		2009
	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Real estate mortgages:
Residential	$182,525	61.0%	$172,038	63.5%
Commercial	54,586	18.3	47,029	17.3
Construction and land	9,357	3.1	7,806	2.9
Multifamily	6,035	2.0	1,140	0.4
Total real estate mortgages	252,503	84.4	228,013	84.1
Home equity loans	26,602	8.9	26,183	9.7
Commercial loans	15,810	5.3	12,631	4.7
Installment loans	3,892	1.3	3,827	1.4
Passbook loans	393	0.1	347	0.1
Total gross loans	299,200	100.0%	271,001	100.0%
Deferred fees and discounts	406		321
Allowance for loan losses	(4,024)		(3,420)
Total net loans	$295,582		$267,902

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

Analysis of the Allowance for Loan Losses	At of For the years ended June 30,
(Dollars in thousands)	2010	2009
Balance at the beginning of the period	$3,420	$1,888
Charge-offs:
Residential real estate mortgages	149	91
Nonresidential mortgages	230	---
Multifamily real estate mortgages	57	21
Commercial loans	110	131
Installment loans	70	77
Overdraft protection accounts	194	256
Total loans charged off	810	576
Recoveries:
Residential real estate mortgages	---	1
Nonresidential mortgages	20	---
Home equity loans	---	1
Commercial loans	18	---
Installment loans	27	25
Overdraft protection accounts	76	63
Total recoveries	141	90
Net charge-offs	669	486

Provisions charged to operations	1,273	2,018
Balance at the end of the period	$4,024	$3,420
Ratio of net charge-offs to average loans outstanding	0.24%	0.19%
Ratio of net charge-offs to average assets	0.14%	0.11%
Ratio of net charge-offs to nonperforming assets	17.06%	16.60%
Allowance for loan losses to nonperforming loans	102.63%	126.06%
Allowance for loan losses to total loans	1.34%	1.26%

Nonaccrual loans and Nonperforming assets

Loans are reviewed on a regular basis.  The Company identifies impaired loans and measures the impairment in accordance with FASB ASC subtopic “Receivables – Loan Impairment”.  Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral or the loan is restructured in a troubled debt restructuring.  When a loan is determined to be impaired, the measurement of the loan impairment is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.  Management generally places loans on nonaccrual status once the loans have become 90 days or more delinquent.  Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis.  A loan does not have to be 90 days delinquent in order to be classified as nonperforming.  Foreclosed real estate is considered nonperforming.  The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2010 or 2009.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

	At June 30,
(Dollars in thousands)	2010	2009
Nonaccrual loans:
Real estate mortgages:
Residential	$2,001	$1,573
Commercial	1,095	749
Construction and land	13	13
Multifamily	594	---
Home equity loans	197	227
Commercial loans	3	132
Installment loans	18	19
Total nonaccrual loans	3,921	2,713
Accruing loans delinquent 90 days or more	---	---
Foreclosed real estate:
Residential	---	100
Multifamily	---	115
Foreclosed real estate	---	215
Total nonperforming assets	$3,921	$2,928

Total nonperforming assets as a percentage of total assets	0.79%	0.64%
Total nonperforming loans to net loans	1.33%	1.01%

The table below details additional information on impaired loans as of June 30:
(In thousands)	2010		2009
Balance of impaired loans, with a valuation allowance	$	---	$98
Allowance relating to impaired loans included in allowance for loan losses		---	10
Balance of impaired loans, without a valuation allowance		212	---
Average balance of impaired loans for the fiscal year ended		276	113
Interest income recorded on impaired loans during the fiscal year ended		7	9

The table below details additional information related to nonaccrual loans as of June 30:
(In thousands)	2010	2009
Nonaccrual Loans	$3,921	$2,713
Interest income that would have been recorded if loans had been performing in accordance with original terms	354	231
Interest income that was recorded on nonaccrual loans during the fiscal year ended	146	120

At June 30, 2010, impaired loans consisted of one mortgage loan which was modified in a troubled debt restructuring.  As a result of this restructuring, the loan was written down to its fair value based on the present value of expected cash flows.  As such, there is no allocation of the allowance for loan losses for this impaired loan as of June 30, 2010. This loan is included in total non-performing assets.

Premises and equipment

Premises and equipment amounted to $14.8 million at June 30, 2010 as compared to $15.3 million at June 30, 2009, a decrease of $470,000 or 3.1%.    The net decrease was a result of depreciation expense of $922,000 for the fiscal year ended June 30, 2010, partially offset by purchases of $464,000.

Other assets

Other assets, consisting primarily of accrued interest receivable and prepaid expenses, totaled $5.1 million at June 30, 2010, compared to $3.6 million at June 30, 2009, an increase of $1.5 million.  This increase was the result of the prepayment of FDIC insurance premiums through December 31, 2012.  At June 30, 2010, the balance of prepaid FDIC insurance premiums was $1.7 million.

Deposits

Total deposits increased to $421.7 million at June 30, 2010 as compared to $398.7 million at June 30, 2009, an increase of $23.0 million or 5.8%.  Savings deposits increased $12.6 million or 15.3% to $95.2 million at June 30, 2010 as compared to $82.6 million at June 30, 2009.   Interest bearing checking accounts (NOW accounts) increased $6.6 million or 5.7% to $121.4 million at June 30, 2010 as compared to $114.8 million at June 30, 2009.  Money market deposits increased $1.5 million or 2.4% to $63.9 million at June 30, 2010 as compared to $62.4 million at June 30, 2009.  Noninterest bearing deposits increased $4.4 million or 11.1% to $44.2 million at June 30, 2010 as compared to $39.8 million at June 30, 2009.  Certificates of deposit decreased by $2.3 million or 2.3% to $96.9 million at June 30, 2010 as compared to $99.2 million at June 30, 2009.   Interest rates have declined during fiscal 2010 and 2009, and as these certificates of deposit mature they continue to reprice at these lower interest rates.  The decline in these interest rates have not had a significant impact on the balances held in certificates of deposits due in part to the recent volatility in the stock and bond markets and investors’ reluctance to move money into these markets.

	At June 30,
(Dollars in thousands)	2010		2009
	Balance	Percentage of portfolio	Balance	Percentage of portfolio
Noninterest bearing deposits	$44,239	10.5%	$39,772	10.0%
Certificates of deposit	96,909	23.0	99,208	24.9
Savings deposits	95,249	22.6	82,620	20.7
Money market deposits	63,899	15.1	62,371	15.6
NOW deposits	121,436	28.8	114,758	28.8
Total deposits	$421,732	100.0%	$398,729	100.0%

Borrowings

At June 30, 2010, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $45.7 million with the Federal Home Loan Bank (“FHLB”).  At June 30, 2010, there was $9.1 million outstanding under these facilities.  Interest rates on these lines are determined at the time of borrowing.    In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates.  The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.   At June 30, 2010, approximately $133.8 million of collateral was pledged against existing and potential borrowings at the FHLB.  The Bank also pledges securities as collateral at the Federal Reserve Bank discount window for overnight borrowings.  At June 30, 2010, approximately $6.9 million of collateral was available to be pledged against potential borrowings at the Federal Reserve Bank discount window.  There were no balances outstanding with the Federal Reserve Bank at June 30, 2010.

At June 30, 2010, The Bank of Greene County had term borrowings totaling $17.0 million from the FHLB, of which $12.0 million consisted of several fixed rate, fixed term advances with a weighted average rate of 3.42% and a weighted average maturity of 23 months.  The remaining $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2010, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

At June 30, 2010, Greene County Bancorp, Inc. had available a revolving line of credit of $5.0 million with Atlantic Central Bankers Bank (“ACBB”).  The line of credit was secured by all of the outstanding shares of common stock of The Bank of Greene County.  At June 30, 2010, there were no balances outstanding under this line of credit.  Effective July 26, 2010, the Company closed the line of credit with ACBB.

Scheduled maturities of borrowings at June 30, 2010 were as follows:
(In thousands)
Fiscal year end
2011	$5,000
2012	3,000
2013	1,000
2014	6,000
2015	2,000
$17,000

Shareholders’ equity

Shareholders’ equity increased to $44.5 million at June 30, 2010 from $40.3 million at June 30, 2009, as net income of $4.9 million and other comprehensive income of $331,000 were partially offset by dividends declared and paid of $1.2 million.  Other changes in equity, totaling a net increase of $261,000, were the result of activities associated with the various stock-based compensation plans of the Company, including the 2000 and 2008 Stock Option Plans and ESOP Plan.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2010 AND JUNE 30, 2009

Net interest income

Net interest income is a function of interest income and interest expense.  Net interest income for the fiscal year ended June 30, 2010 amounted to $17.7 million as compared to $15.7 million for the fiscal year ended June 30, 2009, an increase of $2.0 million, or 12.7%. As previously illustrated in the rate / volume and average balance sheet tables, the increase in net interest income was primarily due to the increase in average interest earning assets, particularly loans and securities.  This was complemented by a decrease in rates paid on interest-bearing liabilities. As a result of the decreased rates paid on deposits, net interest spread increased 18 basis points to 3.72% for the fiscal year ended June 30, 2010 as compared to 3.54% for the fiscal year ended June 30, 2009.  Net interest margin increased 11 basis points to 3.91% for the fiscal year ended June 30, 2010 as compared to 3.80% for the fiscal year ended June 30, 2009.

Interest income

Interest income for the fiscal year ended June 30, 2010 amounted to $23.1 million as compared to $22.5 million for the fiscal year ended June 30, 2009, an increase of $601,000 or 2.7%.  This increase was a result of the growth in interest earning assets partially offset by a decrease in yield on these assets.  Interest income is derived from loans, securities and other interest earning assets.  Total average interest earning assets increased to $452.6 million for fiscal 2010 as compared to $413.8 million for fiscal 2009, an increase of $38.8 million or 9.4%.   The yield earned on such assets decreased 33 basis points to 5.10% for fiscal 2010 as compared to 5.43% for fiscal 2009.

Interest income earned on loans amounted to $17.2 million for the year ended June 30, 2010 as compared to $16.2 million for the year ended June 30, 2009.  Average loans outstanding increased $24.9 million, or 9.6%, to $285.5 million for fiscal 2010 as compared to $260.6 million for fiscal 2009.  The yield on such loans decreased 19 basis points to 6.04% for fiscal 2010 as compared to 6.23% for fiscal 2009.    The decrease in yield on loans was the result of several decreases in the Prime Rate during fiscal 2009.  Approximately 24.0% of the loan portfolio is adjustable rate, of which a large portion is tied to the Prime Rate.  However, many of these loans have interest rate floors, which are intended to lessen the impact of any future interest rate reductions within this portfolio.

Interest income earned on securities (excluding FHLB stock) decreased to $5.7 million for fiscal 2010 as compared to $6.1 million for fiscal 2009.  The average balance of securities increased $13.2 million, or 9.2%, to $156.2 million for the year ended June 30, 2010 as compared to $143.0 million for the year ended June 30, 2009.  The average yield on such securities decreased 62 basis points to 3.67% for fiscal 2010 as compared to 4.29% for fiscal 2009.  Purchases consisted primarily of $22.1 million of U.S. government sponsored enterprises bonds, $13.6 million of mortgage-backed securities, and $18.3 million of state and political subdivision securities.  No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the offset expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds and interest bearing deposits amounted to $23,000 for the year ended June 30, 2010 as compared to $50,000 for the year ended June 30, 2009, a decrease of $27,000 or 54.0%.  The primary factor that contributed to this decrease was a decrease in yield of 25 basis points on federal funds and 58 basis points on interest bearing bank balances.  Dividends on FHLB stock increased to $78,000 for fiscal 2010 as compared to $65,000 for fiscal 2009.

Interest expense

Interest expense for the fiscal year ended June 30, 2010 amounted to $5.4 million as compared to $6.8 million for the fiscal year ended June 30, 2009, a decrease of $1.4 million, or 20.6%.  This decrease was the result of a decrease in the average rate paid, which was partially offset by growth in interest bearing liabilities.  Interest expense included interest on deposits as well as borrowings. The rate paid on such liabilities decreased 51 basis points to 1.38% for fiscal 2010 as compared to 1.89% for fiscal 2009.   Total average interest bearing liabilities increased to $389.0 million for fiscal 2010 as compared to $356.9 million for fiscal 2009, an increase of $32.1 million, or 9.0%.

Interest expense paid on savings and money market accounts amounted to $1.2 million for the year ended June 30, 2010 as compared to $1.4 million for the year ended June 30, 2009, a decrease of $201,000, or 14.7%. The rate paid on savings and money market account decreased 31 basis points to 0.79% for fiscal 2010 as compared to 1.10% for fiscal 2009.  The average balance of savings and money market accounts increased by $23.6 million to $148.6 million for the year ended June 30, 2010 as compared to $125.0 million for the year ended June 30, 2009.

Interest expense paid on NOW accounts amounted to $1.5 million for the year ended June 30, 2010 as compared to $2.0 million for the year ended June 30, 2009.  The average balance of NOW accounts increased to $124.1 million for fiscal 2010 as compared to $116.4 million for fiscal 2009, an increase of $7.7 million.  The average rate paid on NOW accounts decreased 52 basis points to 1.19% for fiscal 2010 as compared to 1.71% for fiscal 2009.

Interest expense paid on certificates of deposit amounted to $2.1 million for the year ended June 30, 2010 as compared to $2.7 million for the year ended June 30, 2008, a decrease of $646,000.  The average rate paid on certificates of deposit decreased 70 basis points to 2.16% for fiscal 2010 as compared to 2.86% for fiscal 2009.  The average balance on certificates of deposit increased to $96.5 million for the year ended June 30, 2010 as compared to $95.3 million for the year ended June 30, 2009.  Market interest rates have declined throughout fiscal 2009 and 2010.

Interest expense on borrowings amounted to $636,000 for fiscal 2010 as compared to $666,000 for fiscal 2009, as the average balance of borrowings decreased to $19.8 million from $20.2 million when comparing the years ended June 30, 2010 and 2009.  The rate paid on such borrowings decreased 9 basis points to 3.20% for fiscal 2010 as compared to 3.29% for fiscal 2009.

Provision for loan losses

Management continues to closely monitor asset quality and adjust the level of the allowance for loan losses when necessary.  The amount recognized for the provision for loan losses is determined by management based on its ongoing analysis of the adequacy of the allowance for loan losses.  During the years ended June 30, 2010 and 2009, the Company increased the level of allowance for loan losses due to an increase in the amount of nonperforming assets and loan charge-offs resulting from a decline in the overall economy, and an increase in local unemployment.  As a result, the provision for loan losses amounted to $1.3 million and $2.0 million for the years ended June 30, 2010 and 2009, respectively, a decrease of $745,000 or 36.9%. Continued increases in non-performing assets and loan charge-offs have resulted in an increase in the level of allowance for loan losses to total loans receivable to 1.34% as of June 30, 2010 as compared to 1.26% as of June 30, 2009.  Nonperforming loans amounted to $3.9 million and $2.7 million at June 30, 2010 and 2009, respectively, an increase of $1.2 million or 44.4%.  Net charge-offs amounted to $669,000 and $486,000 for the years ended June 30, 2010 and 2009, respectively, an increase of $183,000.   At June 30, 2010, nonperforming assets were 0.79% of total assets and nonperforming loans were 1.33% of net loans.   The Company has not been an originator of “no documentation” mortgage loans and the loan portfolio does not include any mortgage loans that the Company classifies as sub-prime.

Noninterest income

Noninterest income decreased to $4.6 million from $6.1 million, a decrease of $1.5 million, when comparing the years ended June 30, 2010 and 2009.   Noninterest income for the year ended June 30, 2009 reflected a one-time cash payment of $1.7 million received from TransFirst LLC.  This payment was the result of The Bank of Greene County transferring its merchant bank card processing business to TransFirst LLC.   Also reflected in noninterest income for the year ended June 30, 2009 was an impairment charge of $221,000 ($135,000 net of tax) related to the other-than-temporary impairment of a Lehman Brothers Holdings, Inc. debt security held by the Company.    Excluding these items, noninterest income was flat when comparing the years ended June 30, 2010 and 2009.   Debit card fees increased $183,000 when comparing the years ended June 30, 2010 and 2009 as a result of a higher volume of transactions due to growth in the number of checking accounts with debit cards.  E-commerce fee income decreased $106,000 when comparing the years ended June 30, 2010 and 2009 as a result of the transfer of the Company’s merchant bank card processing business to TransFirst LLC during fiscal 2009.

Noninterest expense

Noninterest expense totaled $13.6 million for both the years ended June 30, 2010 and 2009. The most significant decrease in noninterest expense was in FDIC insurance premiums, which decreased $104,000 when comparing the years ended June 30, 2010 and 2009.  During the quarter ended June 30, 2009, the FDIC imposed a special assessment on all insured financial institutions equal to five cents on the insured Bank’s assets less Tier 1 capital as of June 30, 2009 which was paid by September 30, 2009.

Legal and professional fees decreased $134,000 to $408,000 for the year ended June 30, 2010.  The Company recognized professional expenses during the year ended June 30, 2009 related to the modification of the Company’s defined benefit pension plan from a multi-employer plan to a single-employer plan, and consulting services to review current operations for opportunities to improve efficiencies and institute “best practices”.  These were not recurring expenses.

Advertising and promotion expenses decreased $50,000 to $308,000 for the year ended June 30, 2010.  The higher expenses during the year ended June 30, 2009 were due to promotions related to the opening of the new branch in Ravena-Coeymans in January 2009.

Salary and employee benefit expense increased $31,000 when comparing the fiscal years ended June 30, 2010 and 2009 primarily due to higher medical benefit premiums, which increased $71,000 which was partially offset by lower pension expense, which decreased $37,000.

Occupancy expense increased $136,000 when comparing the fiscal years ended June 30, 2010 and 2009 due to higher utility costs, building maintenance and increased depreciation expense associated with the opening of the new branch in Ravena-Coeymans.   Equipment and furniture expense increased $21,000 when comparing the fiscal years ended June 30, 2010 and 2009 as a result of increased costs associated with repairs, maintenance or replacement of furniture and computer equipment during the year.

All other noninterest expenses, in the aggregate, increased $154,000, when comparing the fiscal years ended June 30, 2010 and 2009 due to increased costs related to debit card transactions and the loyalty program, and increased auditing costs associated with Sarabanes-Oxley Section 404.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the pretax income generated for the given year and certain regulatory requirements.  The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation.  The effective rate for fiscal 2010 was 34.4% as compared to 34.7% the prior year.

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

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of securities.  Loan originations exceeded repayments by $29.2 million and $31.9 million and purchases of securities totaled $54.0 million and $98.0 million for the years ended June 30, 2010 and 2009, respectively.  These activities were funded primarily through deposit growth, an increase in overnight borrowings, and principal payments on loans and securities.  Loan sales did not provide an additional source of liquidity during the years ended June 30, 2010 and 2009, as Greene County Bancorp, Inc. originates loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $23.0 million and $77.3 million for the years ended June 30, 2010 and 2009, respectively.  The level of interest rates and products offered by local competitors are some factors affecting deposit flows.  The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis.  Excess short-term liquidity is usually invested in overnight federal funds.  In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County.  During fiscal year 2010, The Bank of Greene County’s maximum borrowing from FHLB reached $30.0 million and minimum amounted to $17.0 million.  The $26.1 million borrowing at June 30, 2010 consisted of $9.1 million in overnight borrowings, $12.0 million in term borrowings with maturities ranging between 2010 through 2015, and a $5.0 million loan which matures in October 24, 2013, and is convertible to current rates if certain conditions are met, including three-month LIBOR at or above 7.5%.  The liquidity position can be significantly impacted on a daily basis by funding needs associated with Greene County Commercial Bank.  These funding needs are also impacted by the collection of taxes for the municipalities using the services of Greene County Commercial Bank.

Mortgage commitments totaled $7.1 million at June 30, 2010 and were comprised of commitments to originate $2.7 million in residential mortgages and $4.4 million in commercial real estate mortgages.  Another $17.2 million in unused lines of credit, including $7.7 million in commercial lines of credit, $695,000 in overdraft lines of credit and $8.8 million in home equity lines of credit were outstanding at June 30, 2010.    Construction loans-in-process amounted to $3.2 million as of June 30, 2010.  Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments.  Certificate of deposits scheduled to mature in one year or less from June 30, 2010, totaled $53.7 million.  Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

During the next fiscal year, The Bank of Greene County expects to open one new branch location located in Germantown, New York.  It is expected that this branch will be opened during the third quarter of fiscal 2011.   It is expected that the Company will have sufficient cash or other means of liquidity to fund this project.

At June 30, 2010 and 2009, The Bank of Greene County and Greene County Commercial Bank exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the consolidated financial statements.  Shareholders’ equity represented 9.0% of total consolidated assets at June 30, 2010, and 8.7% at June 30, 2009.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts.  The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period.  At June 30, 2010, cash and cash equivalents totaled $9.6 million, or 1.9% of total assets.

The following table sets forth a summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2010 and 2009.   Closing market price information is stated at the quarter end dates indicated.  During the fiscal year ended June 30, 2010 and 2009, the MHC waived its right to receive dividends.

	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2010
Loans receivable, net	$276,164	$283,387	$287,971	$295,582
Deposits	409,371	399,234	415,927	421,732

Interest income	5,656	5,730	5,897	5,800
Interest expense	1,417	1,382	1,283	1,284
Net interest income	4,239	4,348	4,614	4,516
Provisions of loan losses	248	429	307	289
Noninterest income	1,203	1,237	1,086	1,090
Noninterest expense	3,384	3,303	3,531	3,393
Income before provision for income taxes	1,810	1,853	1,862	1,924
Net income	1,184	1,216	1,226	1,259
Earnings per common share - Basic	0.29	0.29	0.30	0.31
Earnings per common share – Diluted	0.29	0.29	0.30	0.30
Market price (NASDAQ:GCBC)
High	15.00	16.00	15.55	18.31
Low	13.50	14.25	14.46	14.33
Close	14.30	15.38	14.51	16.00
Cash Dividends	0.17	0.17	0.17	0.175

FISCAL 2009
Loans receivable, net	$252,841	$262,171	$264,438	$267,902
Deposits	373,557	381,401	398,130	398,729

Interest income	5,336	5,802	5,686	5,658
Interest expense	1,617	1,825	1,742	1,568
Net interest income	3,719	3,977	3,944	4,090
Provisions of loan losses	195	418	1,151	254
Noninterest income	1,046	1,183	2,706	1,162
Noninterest expense	3,360	3,153	3,487	3,557
Income before provision for income taxes	1,210	1,589	2,012	1,441
Net income	809	1,032	1,156	1,088
Earnings per common share - Basic	0.20	0.25	0.28	0.26
Earnings per common share – Diluted	0.20	0.25	0.28	0.26
Market price (NASDAQ:GCBC)
High	13.80	13.75	11.49	15.50
Low	12.00	9.50	10.09	11.00
Close	12.20	10.51	11.44	14.50
Cash Dividends	0.17	0.17	0.17	0.17

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Capital Market under the symbol “GCBC”.  As of September 10, 2010 Greene County Bancorp, Inc. had fifteen registered market makers, 546 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 4,121,245 shares outstanding.  As of such date, Greene County Bancorp, MHC (the “MHC”), Greene County Bancorp, Inc.’s mutual holding company, held 2,304,632 shares of common stock or 56.0% of total shares outstanding.  Consequently, shareholders other than the MHC held 1,816,613 shares.

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

Greene County Bancorp, Inc.’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of June 30, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the exemption rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Donald E Gibson	/s/ Michelle M Plummer
Donald E. Gibson	Michelle M Plummer
President and Chief Executive Officer	Executive Vice President, Chief Operating Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ParenteBeard

To the Board of Directors and Shareholders
of Greene County Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Greene County Bancorp, Inc. and Subsidiaries (“the Company”) as of June 30, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended. Greene County Bancorp, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and Subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Syracuse, New York
September 17, 2010

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
 (In thousands, except share and per share amounts)
	June 30
ASSETS	2010	2009
Cash and due from banks	$9,253	$8,639
Federal funds sold	390	804
Total cash and cash equivalents	9,643	9,443

Long term certificate of deposit	1,000	1,000
Securities available for sale, at fair value	89,805	98,271
Securities held to maturity, at amortized cost	77,520	63,336
Federal Home Loan Bank stock, at cost	1,866	1,495

Loans	299,200	271,001
Allowance for loan losses	(4,024)	(3,420)
Unearned origination fees and costs, net	406	321
Net loans receivable	295,582	267,902

Premises and equipment	14,804	15,274
Accrued interest receivable	2,731	2,448
Foreclosed real estate	---	215
Prepaid expenses and other assets	2,372	1,152
Total assets	$495,323	$460,536

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILIITES
Noninterest bearing deposits	$44,239	$39,772
Interest bearing deposits	377,493	358,957
Total deposits	421,732	398,729

Borrowings from FHLB, short term	9,100	---
Borrowings from FHLB, long term	17,000	19,000
Accrued expenses and other liabilities	2,988	2,543
Total liabilities	450,820	420,272

SHAREHOLDERS’ EQUITY
Preferred stock,
Authorized - 1,000,000 shares; Issued - None	---	---
Common stock, par value $.10 per share;
Authorized - 12,000,000 shares
Issued - 4,305,670 shares
Outstanding - 4,118,912 shares at June 30, 2010
4,105,312 shares at June 30, 2009;	431	431
Additional paid-in capital	10,666	10,508
Retained earnings	33,692	30,045
Accumulated other comprehensive income	1,123	792
Treasury stock, at cost 186,758 shares at June 30, 2010
200,358 shares at June 30, 2009	(1,409)	(1,512)
Total shareholders’ equity	44,503	40,264
Total liabilities and shareholders’ equity	$495,323	$460,536
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
 (In thousands, except share and per share amounts)
	Years Ended June 30,
	2010	2009
Interest income:
Loans	$17,247	$16,229
Investment securities – taxable	1,087	1,514
Mortgage-backed securities	3,680	3,787
Investment securities – tax exempt	1,046	902
Interest bearing deposits and federal funds sold	23	50
Total interest income	23,083	22,482

Interest expense:
Interest on deposits	4,730	6,086
Interest on borrowings	636	666
Total interest expense	5,366	6,752

Net interest income	17,717	15,730
Provision for loan losses	1,273	2,018
Net interest income after provision for loan losses	16,444	13,712

Noninterest income:
Service charges on deposit accounts	2,681	2,903
Debit card fees	1,077	894
Investment services	289	269
E-commerce fees	104	210
Net loss on sale of available-for-sale securities	(5)	(15)
Write down for impairment of available-for-sale security	---	(221)
Sale of merchant bank card processing	---	1,650
Other operating income	470	407
Total noninterest income	4,616	6,097

Noninterest expense:
Salaries and employee benefits	6,973	6,942
Occupancy expense	1,276	1,140
Equipment and furniture expense	669	648
Service and data processing fees	1,342	1,328
Computer supplies and support	341	297
Advertising and promotion	308	358
FDIC insurance premiums	566	670
Legal and professional fees	408	542
Other	1,728	1,632
Total noninterest expense	13,611	13,557

Income before provision for income taxes	7,449	6,252
Provision for income taxes	2,564	2,167
Net income	$4,885	$4,085

Basic EPS	$1.19	$1.00
Basic average shares outstanding	4,112,232	4,101,378
Diluted EPS	$1.18	$0.99
Diluted average shares outstanding	4,134,841	4,121,228
Dividends per share	$0.685	$0.68
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)
	Years ended June 30,
	2010	2009
Net income	$4,885	$4,085
Securities:
Other comprehensive income:

Unrealized holding gain arising during the years ended June 30, 2010
and 2009, net of income taxes of $352 and $591, respectively	558	937

Accretion of unrealized loss on securities transferred to held-to-maturity,
net of income taxes of $40 and $18, respectively	63	29

Reclassification adjustment for loss on sale of available-for-sale securities
realized in net income, net of income taxes of $2 and $6, respectively	3	9

Reclassification adjustment for impairment write-down on available-for-sale
securities realized in net income, net of income taxes of $-- and $86, respectively	---	135

	624	1,110
Pension benefits:
Change in pension benefits, net of income taxes of $183 and $197, respectively	(293)	(309)

Total other comprehensive income	331	801

Comprehensive income	$5,216	$4,886

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2010 and 2009
(In thousands)

				Accumulated
		Additional		Other		Unearned	Total
	Common	Paid – In	Retained	Comprehensive	Treasury	ESOP	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Stock	Shares	Equity
Balance at June 30, 2008	$431	$10,267	$27,183	($9)	($1,586)	($19)	$36,267

ESOP shares earned		44				19	63

Tax effect of stock options		28					28

Options exercised		(35)			74		39

Stock options compensation		204					204

Dividends declared			(1,223)				(1,223)

Net income			4,085				4,085

Total other comprehensive income, net of taxes				801			801
Balance at June 30, 2009	$431	$10,508	$30,045	$792	($1,512)	$---	$40,264

Options exercised		(66)			103		37

Stock options compensation		224					224

Dividends declared			(1,238)				(1,238)

Net income			4,885				4,885

Total other comprehensive income, net of taxes				331			331
Balance at June 30, 2010	$431	$10,666	$33,692	$1,123	($1,409)	$---	$44,503

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Years Ended June 30,
	2010	2009
Cash flows from operating activities:
Net Income	$4,885	$4,085
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	922	858
Deferred income tax expense (benefit)	719	(505)
Net amortization of premiums and discounts	836	369
Net amortization of deferred loan costs and fees	187	155
Provision for loan losses	1,273	2,018
ESOP compensation earned	---	63
Stock option compensation	224	204
Write-down of impairment of available-for-sale securities	---	221
Net loss on sale of available-for-sale security	5	15
Gain on sale of merchant bank card processing	---	(1,650)
Loss on sale of premises and equipment	---	43
Loss on sale of foreclosed real estate	8	---
Excess tax benefit from share-based payment arrangements	---	(28)
Net increase in accrued interest receivable	(283)	(309)
Net (increase) decrease in prepaid expenses and other assets	(1,682)	16
Net increase (decrease) in accrued income taxes	245	(576)
Net (decrease) increase in other liabilities	(744)	289
Net cash provided by operating activities	6,595	5,268

Cash flows from investing activities:
Securities available-for-sale:
Proceeds from maturities	15,715	26,124
Proceeds from sale of securities	1,820	5,522
Purchases of securities	(18,587)	(64,288)
Principal payments on securities	10,035	8,910
Securities held-to-maturity:
Proceeds from maturities	15,314	5,855
Purchases of securities	(35,385)	(33,662)
Principal payments on securities	5,547	3,286
Net purchase of Federal Home Loan Bank Stock	(371)	(109)
Net increase in loans receivable	(29,205)	(31,850)
Proceeds from sale of premises and equipment	12	101
Proceeds from sale of foreclosed real estate	272	---
Proceeds from sale of merchant bank card processing	---	1,650
Purchases of premises and equipment	(464)	(1,168)
Net cash used by investing activities	(35,297)	(79,629)

Cash flows from financing activities:
Proceeds of long-term borrowings from FHLB	2,000	---
Repayment of long-term borrowings from FHLB	(4,000)	---
Net increase (decrease) in short-term FHLB advances	9,100	(1,000)
Payment of cash dividend	(1,238)	(1,223)
Proceeds from stock options exercised	37	39
Excess tax benefits from share-based payment arrangements	---	28
Net increase in deposits	23,003	77,298
Net cash provided by financing activities	28,902	75,142

Net increase in cash and cash equivalents	200	781
Cash and cash equivalents at beginning of year	9,443	8,662
Cash and cash equivalents at end of year	$9,643	$9,443

Cash paid during year for:
Interest		$5,371	$6,770
Income taxes		$1,623	$3,248

Non-cash investing activities:
Reclassification of available-for-sale securities to held-to-maturity	$	---	$23,754
Loans transferred to foreclosed real estate		$65	$215
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the “Company”) and its subsidiaries, The Bank of Greene County (the “Bank”) and Greene County Commercial Bank.  All material inter-company accounts and transactions have been eliminated.  Amounts in the prior year’s consolidated financial statements have been reclassified whenever necessary to conform to the current year’s presentation. These reclassifications had no effect on net income or shareholders’ equity as previously reported.  The accompanying consolidated financial statements have been prepared in conformity with generally accepted in the United States of America accounting principles (“GAAP”).  These consolidated financial statements consider events that occurred through the date the consolidated financial statements were issued.

Referencing GAAP

Beginning with periods ending after September 15, 2009, the Financial Accounting Standards Board (“FASB”) has implemented the FASB Accounting Standards Codification™ (“Codification” or “ASC”) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their consolidated financial statements and in their accounting policies for consolidated financial statements issued for interim and annual periods ending after September 15, 2009. The Company has updated references to GAAP in its consolidated financial statements issued beginning with the period ended September 30, 2009.

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

The Bank of Greene County’s subsidiary, Greene County Commercial Bank is a New York State-chartered financial institution.

As a financial institution subsidiary of Greene County Bancorp, Inc., The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period.  A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter.  At June 30, 2010, The Bank of Greene County maintained 89.5% of its portfolio assets in qualified thrift investments.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold.  The amounts of interest bearing deposits included as cash equivalents at June 30, 2010 and 2009 were $2,982,000 and $1,343,000, respectively.

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

Allowance for Loan Losses

The allowance for loan losses is maintained by a provision for loan losses charged to expense, reduced by net charge-offs and increased by recoveries of loans previously charged off.  The level of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are evaluated for impairment collectively based on historical loss experience.  Commercial mortgage and business loans are viewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements.  The measurement of impaired loans is generally based on the fair value of the underlying collateral, less estimated costs to sell.

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

Foreclosed Real Estate (FRE)

FRE consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans.  FRE is initially recorded at fair value (less estimated costs to sell) at the date the collateral is acquired and any difference is charged to the allowance for loan losses at this time.  Subsequently, management reviews the value of such collateral and write-downs, if any, are charged to expense.  All expenses and income related to FRE are included in consolidated results of operations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed using principally the straight-line method over the estimated useful lives of the related assets (39 years for building and improvements, 3-8 years for furniture and equipment).  Maintenance and repairs are typically charged to expense when incurred.  Gains and losses from sales or other dispositions of depreciable property are included in consolidated results of operations.  Leasehold improvements are amortized over the related terms of the leases or their useful life.

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for subsequent issuance.  From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors.  Common stock may also be acquired in order to have shares available for issuance under the Stock Option Plans see Note 9 to the consolidated financial statements, Stock-Based Compensation Plans, for more information regarding these plans.  No purchases of treasury stock were made during fiscal 2010 or 2009.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula.  This stock is restricted in that it can only be sold to the FHLB or to another member institution, and all sales of FHLB stock must be at par.  As a result of these restrictions, FHLB stock is carried a cost.  FHLB stock is held as a long-term investment and its value is determined based on the ultimate recoverability of the par value.  Impairment of this investment is evaluated quarterly and is a matter of judgment that reflects management’s view of the FHLB’s long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; the impact of legislative and regulatory changes on the FHLB, and accordingly, on the members of the FHLB; and its liquidity and funding position.  After evaluating these considerations, Greene County Bancorp, Inc. concluded that the par value of its investment in FHLB stock will be recovered and, therefore, no other-than-temporary impairment charge was recorded during the fiscal year ended June 30, 2010 or 2009.

Advertising

Greene County Bancorp, Inc. follows a policy of charging the costs of advertising to expense as incurred.  Advertising costs included in other operating expenses were $308,000 and $358,000 for the years ended June 30, 2010 and 2009, respectively.

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In December 2008, the FASB issued an amendment to its guidance on “Compensation – Retirement Benefits”.  This amendment requires that information about plan assets of a postretirement benefit plan be disclosed, on an annual basis, based on the fair value disclosure requirements of “Fair Value Measurement”.  The disclosures about plan assets required by this amendment shall be provided for fiscal years ended after December 15, 2009.  As the adoption of the new guidance resulted in additional disclosures only, it did not impact the Company’s consolidated financial position or consolidated results of operations.

In June 2009, the FASB issued an amendment to its guidance on “Transfers and Servicing”.  This guidance prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets.  Specifically, among other aspects, the guidance removes the concept of a qualifying special-purpose entity. It also modifies the financial-components approach used in this standard.   The new guidance is effective for fiscal years beginning after November 15, 2009.  The adoption of this guidance is not expected to have a material impact on our consolidated results of operations or financial position.

In June 2009, the FASB issued an amendment to its guidance on “Consolidation of Variable Interest Entities”, to require an enterprise to determine whether it’s variable interest or interests give it a controlling financial interest in a variable interest entity.  The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  This amendment also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.  This new guidance is effective for fiscal years beginning after November 15, 2009.  The adoption of this guidance is not expected to have a material impact on our consolidated results of operations or financial position.

In January 2010, the FASB issued amendments to its guidance on “Fair Value Measurements and Disclosures – Overall Subtopic”  The amendment requires new disclosures as follows:  (1) For transfers in and out of Level 1 and 2 fair value measurements, a reporting entity should disclose separately the amounts of significant transfers and describe the reasons for the transfers, and (2) for the reconciliation for value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).  The amendment also clarifies existing disclosure requirements relating to the level of disaggregation of each class of assets or liabilities within a line item in the statement of financial position and the inputs and valuation techniques utilized to measure fair value for both recurring and nonrecurring fair value measurements.  Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of these amendments did not and will not have a material effect on our consolidated results of operations or financial position.

In April 2010, the FASB issued an amendment to its guidance on “Receivables: Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset”, which codifies the consensus reached in EITF Issue No. 09-I, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.” The amendments to the Codification provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. This amendment does not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40.  This amendment is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010.   Early application is permitted. Upon initial adoption of this amendment, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration.   The Company does not believe that adoption of these amendments will have a material impact on its consolidated financial statements.

In July 2010, the FASB issued an amendment to its guidance on “Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which will help investors assess the credit risk of a company’s receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures.  This update requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators.  Both new and existing disclosures must be disaggregated by portfolio segment or class.  The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure.  The amendments in this update apply to all public and nonpublic entities with financing receivables.  Financing receivables include loans and trade accounts receivable.  However, short-term trade accounts receivable, receivables measured at fair value or lower of cost or fair value, and debt securities are exempt from these disclosure amendments.  The amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010.  The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010.  The Company is currently assessing the impact that this guidance will have on its consolidated financial statements.

Note 2.  Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks, was $541,000 and $537,000 at June 30, 2010 and 2009, respectively.

Note 3.  Securities

Securities at June 30, 2010 consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
Securities available-for-sale:
U.S. government sponsored enterprises	$21,942	$234	$ ---	$22,176
State and political subdivisions	8,392	357	---	8,749
Mortgage-backed securities-residential	24,838	1,045	---	25,883
Mortgage-backed securities-multi-family	24,623	1,309	---	25,932
Asset-backed securities	33	---	1	32
Corporate debt securities	6,907	97	73	6,931
Total debt securities	86,735	3,042	74	89,703
Equity securities and other	67	35	---	102
Total securities available-for-sale	86,802	3,077	74	89,805
Securities held-to-maturity:
U.S. government sponsored enterprises	7,004	64	---	7,068
State and political subdivisions	29,821	25	---	29,846
Mortgage-backed securities-residential	36,277	1,362	---	37,639
Mortgage-backed securities-multi-family	4,058	11	---	4,069
Other securities	360	---	---	360
Total securities held-to-maturity	77,520	1,462	---	78,982
Total securities	$164,322	$4,539	$74	$168,787

Securities at June 30, 2009 consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In thousands)
Securities available-for-sale:
U.S. government sponsored enterprises	$19,985	$164	$22	$20,127
State and political subdivisions	9,303	284	1	9,586
Mortgage-backed securities-residential	32,468	952	---	33,420
Mortgage-backed securities-multi-family	25,556	1,153	---	26,709
Asset-backed securities	46	---	2	44
Corporate debt securities	8,759	13	480	8,292
Total debt securities	96,117	2,566	505	98,178
Equity securities and other	68	25	---	93
Total securities available-for-sale	96,185	2,591	505	98,271
Securities held-to-maturity:
U.S. government sponsored enterprises	7,049	1	9	7,041
State and political subdivisions	23,303	3	6	23,300
Mortgage-backed securities-residential	30,034	553	8	30,579
Mortgage-backed securities-multi-family	2,285	68	---	2,353
Other securities	665	---	---	665
Total securities held-to-maturity	63,336	625	23	63,938
Total securities	$159,521	$3,216	$528	$162,209

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

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2010.  There were no unrealized losses on securities held-to-maturity at June 30, 2010.

	Less Than 12 Months				More Than 12 Months		Total
	Fair		Unrealized		Fair	Unrealized	Fair	Unrealized
	Value		Losses		Value	Losses	Value	Losses
(In thousands)
Securities available-for-sale:
Asset-backed securities	$	---	$	---	$32	$1	$32	$1
Corporate debt securities		---		---	2,492	73	2,492	73
Total securities	$	---	$	---	$2,524	$74	$2,524	$74

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

At June 30, 2010, there were no securities which have been in a continuous unrealized loss position for less than 12 months and 10 securities with a continuous unrealized loss position of more than 12 months.  At June 30, 2010, the Company had $6.9 million in corporate debt securities of which $2.5 million had an unrealized loss of $73,000 for more than 12 months.  An impairment charge of $221,000 ($135,000 net of tax) was recognized during fiscal 2009 related to the other-than-temporary impairment of a Lehman Brothers Holdings, Inc. debt security held by the Company.  The loss on this debt security was solely due to credit losses, and the amount of the loss was determined by obtaining a market quote as of the date of impairment. Management evaluated the remaining securities considering the factors as outlined in Note 1 of the consolidated financial statements, and based on this evaluation, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2010.  Management believes that the reasons for the decline in fair value are due to interest rates, widening credit spreads and market illiquidity at the end of the fiscal year.

The following table presents realized gains and losses on investments for the years ended June 30, 2010 and 2009:

(In thousands)	2010	2009
Gross realized gains on sale of available-for-sale securities	$32	$13
Gross realized losses on sale of available-for-sale securities	(37)	(28)
Other-than-temporary impairment losses	---	(221)
Net realized losses	$(5)	$(236)

The estimated fair value of debt securities at June 30, 2010, by contractual maturity are shown below.  Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After	After
	In	One Year	Five Years
	One Year	Through	Through	After
	Or Less	Five Years	Ten Years	Ten Years	Total
(Dollars in thousands)
Securities available-for-sale:
U.S. Government sponsored enterprises	$2,891	$17,073	$2,212	$ ---	$22,176
State and political subdivisions	1,581	6,605	563	---	8,749
Mortgage-backed securities-residential	1,727	2,370	8,043	13,743	25,883
Mortgage-backed securities-multi-family	1,200	21,788	2,944	---	25,932
Asset-backed securities	---	---	---	32	32
Corporate debt securities	---	2,892	4,039	---	6,931
Total debt securities	7,399	50,728	17,801	13,775	89,703
Equity securities	---	---	---	102	102
Total securities available-for-sale	7,399	50,728	17,801	13,877	89,805
Securities held-to-maturity:
U.S. government sponsored enterprises	---	5,044	2,024	---	7,068
State and political subdivisions	14,068	9,052	4,115	2,611	29,846
Mortgage-backed securities-residential	---	2,634	16,796	18,209	37,639
Mortgage-backed securities-multi-family	---	1,637	2,432	---	4,069
Other securities	5	3	---	352	360
Total securities held-to-maturity	14,073	18,370	25,367	21,172	78,982
Total securities	$21,472	$69,098	$43,168	$35,049	$168,787
Weighted average yield	2.65%	3.35%	4.04%	3.91%	3.55%

As of June 30, 2010 and 2009, securities with an aggregate fair value of $117.1 million and $106.9 million, respectively, were pledged as collateral for deposits in excess of FDIC insurance limits for various municipalities placing deposits with Greene County Commercial Bank.  At June 30, 2010, securities with an aggregate fair value of $6.9 million were pledged as collateral for potential borrowings at the Federal Reserve Bank discount window.  There were no securities pledged at the Federal Reserve Bank discount window as of June 30, 2009.  Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2010 or 2009.

Note 4.  Loans

Major classifications of loans at June 30, 2010 and 2009 are summarized as follows:

(In thousands)	2010	2009
Real estate mortgage loans:
Residential	$182,525	$172,038
Construction and land	9,357	7,806
Commercial	54,586	47,029
Multifamily	6,035	1,140
Home equity loans	26,602	26,183
Commercial loans	15,810	12,631
Installment loans	3,892	3,827
Passbook loans	393	347
Total gross loans	$299,200	$271,001

At June 30, 2010 and 2009, loans to officers and directors were not significant.

Changes in the allowance for loan losses for the respective years ended June 30 were as follows:

(In thousands)	2010	2009
Balance, beginning of year	$3,420	$1,888
Provision charged to expense	1,273	2,018
Loans charged off	(810)	(576)
Recoveries	141	90
Balance, at end of year	$4,024	$3,420

The Company identifies impaired loans and measures the impairment in accordance with FASB ASC subtopic “Receivables – Loan Impairment”.  A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring.

The table below details additional information on impaired loans as of June 30:
(In thousands)	2010		2009
Balance of impaired loans, with a valuation allowance	$	---	$98
Allowance relating to impaired loans included in allowance for loan losses		---	10
Balance of impaired loans, without a valuation allowance		212	---
Average balance of impaired loans for the fiscal year ended		276	113
Interest income recorded on impaired loans during the fiscal year ended		7	9

The table below details additional information related to nonaccrual loans as of June 30:
(In thousands)	2010	2009
Nonaccrual Loans	$3,921	$2,713
Interest income that would have been recorded if loans had been performing in accordance with original terms	354	231
Interest income that was recorded on nonaccrual loans during the fiscal year ended	146	120

There were no loans ninety days or more past due and still accruing at June 30, 2010 or 2009.

Note 5.  Premises and Equipment

A summary of premises and equipment at June 30, 2010 and 2009, is as follows:

(In thousands)	2010	2009

Land	$2,871	$2,856
Building and improvements	13,940	13,748
Furniture and equipment	5,847	5,602
Less: accumulated depreciation	(7,854)	(6,932)
Total premises and equipment	$14,804	$15,274

Note 6.  Deposits

Major classifications of deposits at June 30, 2010 and 2009 are summarized as follows:

(In thousands)	2010	2009

Noninterest bearing checking	$44,239	$39,772
Interest bearing deposits:
Certificates of deposit	96,909	99,208
Savings deposits	95,249	82,620
Money market deposits	63,899	62,371
NOW deposits	121,436	114,758
Total interest bearing deposits	377,493	358,957

Total deposits	$421,732	$398,729

Advance payments by borrowers for taxes and insurance totaling $4,281,000 and $3,971,000 at June 30, 2010 and 2009, respectively, are included in savings deposits.

Related party deposits are not material.

The following indicates the amount of certificates of deposit by time remaining to maturity as of June 30, 2010.

(In thousands)	3 months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

Certificates of deposit less than $100,000	$15,599	$19,919	$6,681	$27,657	$69,856
Certificates of deposit $100,000 or more	4,144	6,845	500	15,564	27,053
Total certificates of deposit	$19,743	$26,764	$7,181	$43,221	$96,909

Scheduled maturities of certificates of deposit at June 30, 2010 were as follows:
(In thousands)
Fiscal year end
2011	$53,688
2012	33,036
2013	9,400
2014	785
$96,909

Note 7.  Borrowings

At June 30, 2010, The Bank of Greene County had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $45.7 million with the Federal Home Loan Bank (“FHLB”).  At June 30, 2010, there was $9.1 million outstanding under these facilities.  Interest rates on these lines are determined at the time of borrowing.    In addition to the overnight line of credit program, The Bank of Greene County also has access to the FHLB’s Term Advance Program under which it can borrow at various terms and interest rates.  The Bank of Greene County pledges residential mortgages as collateral for these lines of credit and term borrowings.   At June 30, 2010, approximately $133.8 million of collateral was pledged against existing and potential borrowings at the FHLB.  The Bank also pledges securities as collateral at the Federal Reserve Bank discount window for overnight borrowings.  At June 30, 2010, approximately $6.9 million of collateral was available to be pledged against potential borrowings at the Federal Reserve Bank discount window.  There were no balances outstanding with the Federal Reserve Bank at June 30, 2010 and 2009.

At June 30, 2010, The Bank of Greene County had term borrowings totaling $17.0 million from the FHLB, of which $12.0 million consisted of several fixed rate, fixed term advances with a weighted average rate of 3.42% and a weighted average maturity of 23 months.  The remaining $5.0 million borrowing, which carried a 3.64% interest rate at June 30, 2010, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

At June 30, 2010, Greene County Bancorp, Inc. had available a revolving line of credit of $5.0 million with Atlantic Central Bankers Bank (“ACBB”).  The line of credit was secured by all of the outstanding shares of common stock of The Bank of Greene County.  At June 30, 2010, there were no balances outstanding under this line of credit.  Effective July 26, 2010, the Company closed the line of credit with ACBB.

Scheduled maturities of term borrowings at June 30, 2010 were as follows:
(In thousands)
Fiscal year end
2011	$5,000
2012	3,000
2013	1,000
2014	6,000
2015	2,000
$17,000

Note 8.  Employee Benefits Plans

Defined Benefit Pension Plan
The Bank of Greene County participated in a noncontributory, multi-employer, defined benefit pension plan (the “Pension Plan”) through April 2009. Effective January 1, 2006, the Board of Directors of the Bank resolved to exclude from membership in the Pension Plan employees hired on or after January 1, 2006 and elected to cease additional benefit accruals to existing Pension Plan participants effective July 1, 2006.  Substantially all Bank employees who were hired before January 1, 2006 and attained the age of 21 are covered by the Pension Plan.  Under the Pension Plan, retirement benefits are primarily a function of both years of service and level of compensation, at July 1, 2006.  Effective April 2009, The Bank of Greene County ceased its participation within the multi-employer plan and transferred the assets to a single-employer defined benefit pension plan.  This new defined benefit pension plan is accounted for in accordance with FASB ASC Topic 715 guidance on “Compensation – Retirement Benefits, Defined Benefit Plans – Pension”, which requires the Company to recognize in its consolidated financial statements an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Changes in the funded status of the single-employer defined benefit pension plan are reported as a component of other comprehensive income, net of applicable taxes, in the year in which changes occur.

Under the multi-employer, defined benefit plan, The Bank of Greene County recognized pension expense in the amount of $349,000 during fiscal year 2009.  Information regarding the single-employer defined benefit pension plan at June 30, 2010 and 2009 is as follows:

(In thousands)
Change in benefit obligation:	2010	2009
Benefit obligation at beginning of period	$3,322	$2,830
Interest cost	201	41
Actuarial loss	451	455
Benefits paid	(54)	(4)
Benefit obligation at June 30	$3,920	$3,322

Change in fair value of plan assets:
Fair value of plan assets at beginning of period	$3,126	$3,138
Actual return on plan assets	179	(8)
Benefits paid	(54)	(4)
Fair value of plan assets at June 30	$3,251	$3,126
Underfunded status at June 30	$669	$196

Net periodic pension income is comprised of the following for the year ended June 30, 2010 and 2009:

(In thousands)	2010	2009
Interest cost	$201	$41
Expected return on plan assets	(213)	(43)
Amortization of net loss	9	---
Recognition of net transition asset	---	(308)
Net periodic pension income	$(3)	$(310)

The accumulated benefit obligation for the pension plan was $3.9 million and $3.3 million at June 30, 2010 and 2009, respectively.

Changes in plan assets and benefit obligations recognized in other comprehensive income during 2010 and 2009 consisted of the following:

(In thousands)	2010	2009
Actuarial loss on plan assets and benefit obligations	$476	$506
Deferred tax benefit	183	197
Net change in plan assets and benefit obligations recognized in other comprehensive income	$293	$309

The principal actuarial assumptions used were as follows:

Projected benefit obligation:	2010	2009
Discount rate	5.34%	6.21%
Net periodic pension cost (income):
Amortization period, in years	19	19
Discount rate	6.21%	7.33%
Expected long-term rate of return on plan assets	7.00%	7.00%

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

Amounts recognized in our consolidated statements of financial condition related to our pension plan for the years ended June 30, are as follows:

(In thousands)
Other liabilities:	2010	2009
Projected benefit obligation in excess of fair value of pension plan	$669	$196

Accumulated other comprehensive income, net of taxes:
Pension plan	$602	$309

The weighted average asset allocation and fair value of our funded pension plan at June 30, 2010 and 2009 was as follows:

(Dollars in thousands)	2010		2009
	Fair Value		Fair Value
Money market accounts	$140	4.3%	$142	4.6%
Mutual funds	3,111	95.7%	2,984	95.4%
Total plan assets	$3,251	100.0%	$3,126	100.0%

The fair value of assets within the pension plan was determined utilizing a quoted price in active markets at the measurement date. As such, these assets are classified as Level 1 within the “Fair Value Measurement” hierarchy.

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

The amortization of accumulated other comprehensive income associated with the single employer defined benefit pension plan for fiscal 2011 is expected to be about $31,000.

Expected benefit payments under the pension plan over the next ten years at June 30, 2010 are as follows (In thousands):

2011	$186
2012	186
2013	186
2014	185
2015	185
2016-2020	1,139

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan (the “Contribution Plan”) covering substantially all employees who have completed three months of service.  The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code.  The provisions permit employees to contribute up to 25% of their total compensation on a pre-tax basis.    Effective January 1, 2007, The Bank of Greene County matched the employee contribution dollar for dollar for the first 3% and then 50% of the employee contribution up to the next 3%.  Company contributions associated with the plan amounted to $185,000 and $180,000 in fiscal 2010 and 2009, respectively.

ESOP

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP.  Initially, acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which was repayable annually with interest at the Prime Rate over ten years.  Shares were committed for release upon repayment of the borrowing and were allocated to participants based on compensation.  This loan was paid in full in June 2008 and the final allocation of shares originally purchased from the loan funds were allocated as of December 2008 to qualifying participants.  Participant’s benefits become fully vested after five years of service.  During the quarters ended June 30, 2010 and 2009, the Board of Directors authorized the payment of $72,000 to the ESOP trustee for the purposes of purchasing additional shares of stock to be allocated to employees as of December 2010 and 2009, respectively.   ESOP expense was $72,000 and $99,000 for the years ended June 30, 2010 and 2009, respectively.  There were no unearned shares at June 30, 2010 or 2009.

SERP

On June 21, 2010, the Board of Directors of The Bank of Greene County adopted The Bank of Greene County Supplemental Executive Retirement Plan (the “SERP Plan”), effective as of July 1, 2010. The SERP Plan will benefit certain key senior executives of the Bank who are selected by the Board to participate.

The SERP Plan is intended to provide a benefit from the Bank upon retirement, death or disability or voluntary or involuntary termination of service (other than “for cause”). Accordingly, the SERP Plan obligates the Bank to make a contribution to each executive’s account on the first business day of each July and permits each executive to defer up to 50% of his or her base salary and 100% of his or her annual bonus to the SERP Plan, subject to the requirements of Section 409A of the Internal Revenue Code (“Code”). In addition, the Bank  may, but is not required to, make additional discretionary contributions to the executives’ accounts from time to time. An executive becomes vested in the Bank’s contributions after 10 calendar years of service following the effective date of the SERP Plan, and is fully vested immediately for all deferral of salary and bonus. However, the Executive will vest in the present value of his or her account in the event of death, disability or a change in control of the Bank or the Company. In the event the executive is terminated involuntarily or resigns for good reason following a change in control, the present value of all remaining Bank contributions is accelerated and paid to the executive’s account, subject to potential reduction to avoid an excess parachute payment under Code Section 280G. In the event of the executive’s death, disability or termination within two years after a change in control, executive’s account will be paid in a lump sum to the executive or his beneficiary, as applicable. In the event executive is entitled to a benefit from the Plan due to retirement or other termination of employment, the benefit will be paid in 10 annual installments.

Note 9. Stock-based Compensation Plans

Stock Option Plan
On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan (“2000 Option Plan”), which authorized the Board of Directors to grant up to 181,898 shares of Common Stock.  On March 28, 2000, the Board of Directors granted 181,880 options to buy stock under the 2000 Option Plan at an exercise price of $3.94, the fair value of the stock on that date.  These options had a 10-year term and vested ratably over the 5-year vesting period.    On March 19, 2002, the Board of Directors granted 12,000 options that were previously forfeited by a former employee.  These options have an exercise price of $9.20, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter, and a term of 10 years.  During fiscal years ended June 30, 2010 and 2009, Greene County Bancorp Inc. issued 15,730 shares and 9,784 shares, respectively, from treasury stock for options exercised under the 2000 Option Plan.  During fiscal 2010, 9,180 options expired under the 2000 Stock Option Plan.

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

The Company recognized $224,000 and $204,000 in compensation costs and related income tax benefit of $23,000 and $21,000 related to the 2008 Option Plan for the fiscal year ended June 30, 2010 and 2009, respectively.  At June 30, 2010, there was $241,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 13 months.

A summary of the Company’s stock option activity and related information for its option plans for the fiscal years ended June 30, 2010 and 2009 is as follows:

	2010		2009
		Weighted Average		Weighted Average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	196,660	$11.33	41,944	$5.00
Options granted	---	---	164,500	$12.50
Exercised	(15,730)	$4.36	(9,784)	$3.94
Expired	(9,180)	$3.94	---	---
Outstanding at end of year	171,750	$12.36	196,660	$11.33
Exercisable at end of year	116,920	$12.30	86,995	$9.85

The following table presents stock options outstanding and exercisable at June 30, 2010:

Options Outstanding and Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$9.20	7,250	1.75	$9.20
$12.50	109,670	8.25	$12.50
Total	116,920		$12.30

The total intrinsic value of the options outstanding and exercisable at June 30, 2010 was approximately $433,000.  The total intrinsic value of the options exercised during the years ended June 30, 2010 and 2009 was approximately $165,000 and $75,000, respectively.  The Company had 54,830 non-vested options outstanding at June 30, 2010 and 109,665 non-vested options outstanding at June 30, 2009.

Note 10. Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2010	$4,885,000
Basic		4,112,232	$1.19
Effect of dilutive stock options		22,609	(0.01)
Diluted		4,134,841	$1.18

Fiscal year ended
June 30, 2009	$4,085,000
Basic		4,101,378	$1.00
Effect of dilutive stock options		19,850	(0.01)
Diluted		4,121,228	$0.99

Note 11.  Income Taxes

The provision for income taxes consists of the following for the fiscal years ended June 30:

(In thousands)	2010	2009
Current:
Federal	$1,406	$2,121
State	439	551
Total current	1,845	2,672
Deferred	719	(505)
Total income tax expense	$2,564	$2,167

The effective tax rate differs from the federal statutory rate as follows for fiscal years ended June 30:

	2010	2009
Tax based on federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	2.00	3.00
Tax-exempt income	(5.02)	(5.05)
Other, net	3.44	2.71
Total income tax expense	34.42%	34.66%

The components of the deferred tax assets and liabilities at June 30 were as follows:

(In thousands)	2010	2009
Deferred tax assets:
Allowance for loan losses	$1,556	$1,323
Pension benefits	259	76
Other	210	150
Total deferred tax assets	2,025	1,549

Deferred tax liabilities:
Depreciation	1,300	358
Loan costs	327	257
Unrealized gains on investment available for sale	1,088	695
Total deferred tax liabilities	2,715	1,310
Net deferred tax (liability) asset	$(690)	$239

In assessing the realizability of our deferred tax assets, we consider whether it is more likely than not that we will not realize some portion or all of our deferred tax assets. Our ultimate realization of our deferred tax assets is dependent upon our generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of our deferred tax liabilities, availability of operating loss carry backs, our projected future taxable income, and our tax planning strategies in making this assessment. Based upon the level of our historical taxable income, the opportunity for our net operating loss carry backs, and projections for our future taxable income over the periods which our deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, and no valuation allowance is necessary at June 30, 2010 or 2009.

FASB interpretation on “Accounting for Uncertainty in Income Taxes” provides guidance on the financial statement recognition and measurement for income tax positions that the Company has taken or expects to take in its income tax returns. It also provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

During fiscal 2009 approximately $13,000 in tax provision was allocated for uncertainty in income taxes, and the Company paid $47,000 to New York State Department of Taxation and Finance.  The Company recognizes penalties and accrued interest related to unrecognized tax benefits in tax expense.     There was no unrecognized tax for the fiscal year ended June 30, 2010.

A reconciliation of the beginning and ending amount of unrecognized tax as follows:

(In thousands)
2009
Balance July 1, 2008	$34
Additions for tax positions of prior years	13
Settlement	(47)

Balance June 30, 2009	$--

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

Note 12.  Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying consolidated financial statements.

The Bank of Greene County’s loan commitments are as follows at June 30, 2010 and 2009:

(In thousands)	2010	2009
Commercial mortgage loan commitments	$4,423	$2,570
Residential mortgage loan commitments	2,739	5,044
Construction and land loan commitments	3,234	1,394
Unused portion of overdraft lines of credit	695	711
Unused portion of home equity lines of credit	8,766	7,754
Unused portion of commercial lines of credit	6,940	5,099
Commercial loan commitments	780	152
Total commitments	$27,577	$22,724

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

Note 13. Operating Leases

The Bank of Greene County entered into an operating lease in connection with the Westerlo branch, which began December 1, 2000 and expires on November 30, 2015.  Under the current terms of the lease, The Bank of Greene County is required to pay $900 per month or $10,800 per annum.  Beginning December 1, 2010, the Bank of Greene County is required to pay $1,035 per month or $12,420 per annum.  The Bank of Greene County also has an operating lease in connection with the branch in Hudson, New York, which began November 1, 2004 and expires on October 31, 2010. Under the current terms of the lease, The Bank of Greene County is required to pay $1,100 per month or $13,200 per annum. Beginning November 1, 2010, The Bank of Greene County is required to pay $1,200 per month or $14,400 per annum.  On July 19, 2006, The Bank of Greene County entered into an operating lease in connection with the opening of the Greenport branch.  The terms of the lease expire on December 31, 2011 and The Bank of Greene County is currently required to pay $3,000 per month or $36,000 per annum.   On June 23, 2010, The Bank of Greene County entered into an operating lease in connection with the acquisition of property located in Germantown, New York for the purpose of opening a branch at this location.  The Bank of Greene County has entered into a sales agreement with the lessor which is anticipated to occur on or before October 1, 2010.  The lease agreement expires on October 23, 2010.   Operating lease expense totaled $63,000 and $60,000 for fiscal years 2010 and 2009, respectively.    Minimum non-cancelable lease commitments for future years ending June 30 are as follows:

Fiscal year end	Annual Lease Payments
2011	$71,945
2012	45,220
2013	17,420
2014	12,420
2015	12,420
Thereafter	5,175
Total payments	$164,600

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

Note 15.  Fair Value Measurements and Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of June 30, 2010 and 2009 and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

The FASB ASC Topic on “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

Fair Value Measurements Using
		Quoted Prices	Significant	Significant
		In Active Markets	Other Observable	Unobservable
		For Identical Assets	Inputs	Inputs
(In thousands)	June 30, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Securities available-for-sale	$89,805	$52,105	$37,700	$---

	June 30, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Securities available-for-sale	$98,271	$56,320	$41,951	$---

Certain investments that are actively traded and have quoted market prices have been classified as Level 1 valuations.  Other available-for-sale investment securities have been valued by reference to prices for similar securities or through model-based techniques in which all significant inputs are observable and, therefore, such valuations have been classified as Level 2.   There were no transfers between fair value Level 1 and 2 for the years ended June 30, 2010 and 2009.

In addition to disclosures of the fair value of assets on a recurring basis, FASB ASC Topic on “Fair Value Measurements and Disclosures” requires disclosures for assets and liabilities measured at fair value on a nonrecurring basis, such as impaired assets, in the period in which a re-measurement at fair value is performed.  Loans are generally not recorded at fair value on a recurring basis. Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated as required by the “Receivables –Loan Impairment” subtopic of the FASB ASC when establishing the allowance for credit losses.  Impaired loans are those loans for which the Company has re-measured impairment generally based on the fair value of the underlying collateral supporting the loan and, as a result, the carrying value of the loan less the calculated valuation amount does not necessarily represent the fair value of the loan.  Real estate collateral is typically valued using independent appraisals or other indications of value based on recent comparable sales of similar properties or assumptions generally observable in the marketplace and the related nonrecurring fair value measurement adjustments have generally been classified as Level 3. Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. At June 30, 2010, loans subject to nonrecurring fair value measurement had a gross carrying amount and fair value of $212,000, and consisted of one mortgage loan which was modified in a troubled debt restructuring.  As a result of this restructuring, the loan was written down to its fair value based on expected cash flows.  As such, there is no allocation of the allowance for loan losses for this impaired loan as of June 30, 2010. This loan is included in total non-performing assets.  At June 30, 2009, loans subject to nonrecurring fair value measurement had a gross carrying amount of $98,000 and a fair value of $88,000 with an associated valuation allowance of $10,000.  These loans were classified as a Level 3 valuation.  Changes in fair value for the year ended June 30, 2009 was a decrease of $29,000, resulting from a charge-off of $26,000 as part of a troubled debt restructuring and $3,000 of principal repayments.  No other financial assets or liabilities (such as FRE) were re-measured during the year on a nonrecurring basis.

The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents, long term certificate of deposits, accrued interest receivable and accrued interest payable approximate their fair values.  Fair values of securities are based on quoted market prices (Level 1), where available, or matrix pricing (Level 2), which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.  The carrying amount of Federal Home Loan Bank stock approximates fair value.  Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying value.  Fair value for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.  Fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date.  The carrying amounts for variable rate money market deposits approximate fair values at the reporting date.  Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered in the market on similar certificates.  Fair value for Federal Home Loan Bank term borrowings borrowings are estimated using discounted cash flows and interest rates currently being offered on similar borrowings.  The carrying value of short-term Federal Home Loan Bank borrowings approximates its fair value.

The fair value of commitments to extend credit is estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers.  At June 30, 2010 and 2009, the estimated fair values of these off-balance sheet financial instruments were immaterial, and are therefore excluded from the table below.

The carrying amounts and estimated fair value of financial instruments are as follows:

(In thousands)	June 30, 2010		June 30, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$9,643	$9,643	$9,443	$9,443
Long term certificate of deposit	1,000	1,000	1,000	1,000
Securities available-for-sale	89,805	89,805	98,271	98,271
Securities held-to-maturity	77,520	78,982	63,336	63,938
Federal Home Loan Bank stock	1,866	1,866	1,495	1,495
Net loans	295,582	300,395	267,902	275,369
Accrued interest receivable	2,731	2,731	2,448	2,448
Deposits	421,732	422,693	398,729	399,796
Federal Home Loan Bank borrowings	26,100	26,791	19,000	19,632
Accrued interest payable	109	109	114	114

Note 16.  Regulatory Matters

The Bank of Greene County and its wholly-owned subsidiary, Greene County Commercial Bank, are subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company’s consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Commercial Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  As of June 30, 2010, the most recent notification from regulators categorized the banks as “well capitalized” under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the banks’ category.

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County and Greene County Commercial Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital to assets (as defined), and of tangible capital (as defined) to tangible assets (as defined).  Management believes, as of June 30, 2010, that The Bank of Greene County and Greene County Commercial Bank meet all capital adequacy requirements to which they are subject.

					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
(Dollars in thousands)	Actual
The Bank of Greene County	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2010:

Total capital (to risk weighted assets)	$44,684	16.5%	$21,626	8.0%	$27,033	10.0%
Tier 1 capital (to risk weighted assets)	41,297	15.3	10,813	4.0	16,220	6.0
Tier 1 capital (to adjusted assets)	41,297	8.4	14,768	3.0	24,614	5.0
Tangible capital (to tangible assets)	41,297	8.4	7,384	1.5	---	---

As of June 30, 2009:

Total capital (to risk weighted assets)	$39,403	15.7%	$20,038	8.0%	$25,048	10.0%
Tier 1 capital (to risk weighted assets)	36,269	14.5	10,019	4.0	15,029	6.0
Tier 1 capital (to adjusted assets)	36,269	7.9	13,728	3.0	22,881	5.0
Tangible capital (to tangible assets)	36,269	7.9	6,864	1.5	---	---

Greene County Commercial Bank

As of June 30, 2010:

Total capital (to risk weighted assets)	$11,792	36.6%	$2,575	8.0%	$3,218	10.0%
Tier 1 capital (to risk weighted assets)	$11,792	36.6	1,287	4.0	1,931	6.0
Tier 1 capital (to average assets)	$11,792	10.9	4,315	4.0	5,394	5.0

As of June 30, 2009:

Total capital (to risk weighted assets)	$10,235	33.8%	$2,420	8.0%	$3,025	10.0%
Tier 1 capital (to risk weighted assets)	$10,235	33.8	1,210	4.0	1,815	6.0
Tier 1 capital (to average assets)	$10,235	9.2	4,431	4.0	5,538	5.0

On July 22,  2009,  The Bank of Greene  County entered into a supervisory  agreement with the Office of Thrift  Supervision  (the "OTS"),  the  Bank's  primary  federal  regulator,  in  response to certain  deficiencies  and weaknesses related to the Bank's  overdraft  protection  program and related to compliance  with certain flood laws and  regulations.  The  agreement  required, among  other  things,   (A)  development  and  implementation  of  policies  and procedures for a comprehensive  overdraft  protection program; (B) establishment of a system to detect,  monitor and report overdraft  activity;  and (C) revised overdraft protection program disclosure statements.  The agreement also required the Bank to reimburse customers for fees that violated certain daily transaction fee and dollar cap limits.  On July 16, 2009, the Bank refunded approximately $89,000 in such fees to affected customers.  The agreement also required development and implementation of a program for compliance with flood laws and regulations.   The Board of  Directors  and senior  management  of the Company and the Bank have thoroughly  and  expeditiously  addressed and resolved all issues raised in the  supervisory  agreement  on a timely  basis.  The OTS reviewed the Bank’s compliance with the provisions of the agreement and terminated the supervisory agreement as of July 15, 2010.  Compliance with the supervisory agreement did not have a material adverse effect on the Company's or the Bank's business or operations.

Note 17.  Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial position and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2010 and 2009.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
(In thousands)

	June 30,
ASSETS	2010	2009
Cash and cash equivalents	$1,616	$2,368
Investment in subsidiaries	42,419	37,053
State and political subdivision securities, at fair value	502	878
Accrued interest receivable	7	7
Prepaid expenses and other assets	14	14
Total assets	$44,558	$40,320

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	$55	$56
Total shareholders’ equity	44,503	40,264
Total liabilities and shareholders’ equity	$44,558	$40,320

Greene County Bancorp, Inc.
Condensed Statements of Income
(In thousands)

	Years Ended June 30,
	2010	2009
Income:
Equity in undistributed net income of subsidiaries	$5,029	$4,239
Tax exempt securities interest	19	59
Interest bearing deposits and federal funds sold interest	7	12
Total income	$5,055	$4,310

Operating expenses:
Legal fees	62	62
Other	108	163
Total operating expenses	170	225

Net income	$4,885	$4,085

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
(In thousands)

	Years Ended June 30
	2010	2009
Cash flows from operating activities:
Net Income	$4,885	$4,085
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiaries	(5,029)	(4,239)
ESOP compensation earned	---	63
Stock option compensation earned	224	204
Net amortization (accretion) of discounts and premiums	4	(2)
Net decrease in accrued interest receivable, prepaid expenses
and other assets	---	29
Net increase (decrease) in total liabilities	3	(15)
Net cash provided by operating activities	87	125

Cash flow from investing activities:
Proceeds from maturities of securities	362	1,340
Purchases of securities and other investments	---	(1,362)
Net cash provided(used in) by investing activities	362	(22)

Cash flows from financing activities:
Payment of cash dividends	(1,238)	(1,223)
Proceeds from exercise of stock options	37	39
Net cash used in financing activities	(1,201)	(1,184)

Net decrease in cash and cash equivalents	(752)	(1,081)

Cash and cash equivalents at beginning of period	2,368	3,449

Cash and cash equivalents at end of period	$1,616	$2,368

Note 18.  Subsequent events

On July 20, 2010, the Board of Directors declared a quarterly dividend of $0.175 per share of Greene County Bancorp, Inc.’s common stock.  The dividend reflected an annual cash dividend rate of $0.70 cents per share, was unchanged from the dividend declared during the previous quarter. The dividend will be payable to stockholders of record as of August 13, 2010, and will be paid on September 1, 2010.  It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. on November 6, 2010, at Columbia-Greene Community College, located at 4400 Route 23, Hudson, NY 12534.

Stock Listing
The NASDAQ Capital Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

Independent Auditors
ParenteBeard LLC
115 Solar Street, Suite 100
Syracuse, NY  13204-5461

Transfer Agent and Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
800-962-4284

Annual Report on Form 10-K
A copy of Greene County Bancorp, Inc.’s Form 10-K for the fiscal year ended June 30, 2010, will be furnished without charge to shareholders upon written request to:

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

J. Bruce Whittaker
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