Form 10-K, Exhibit 13
period 2011-06-30
GREENE COUNTY BANCORP INC
filed 2011-09-28
CIK 1070524

GREENE COUNTY BANCORP, INC.
2011 ANNUAL REPORT

ONE COMMUNITY BANK
Many Communities

About the cover: While the majestic Hudson River divides Greene and Columbia counties, the Rip Van Winkle Bridge just as scenically connects them.  The Bank of Greene County also connects with people and businesses on both sides of the river with its unique brand of community banking

ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and its subsidiary, Greene County Commercial Bank.  The Company’s consolidated assets as of June 30, 2011, were $547.5 million.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill.  In 1974, the Bank changed to a New York State-chartered mutual savings bank, under the name Greene County Savings Bank.  In 1998, the Bank converted to the mutual holding company form of ownership, with the Bank changing its name to The Bank of Greene County.  A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004.  In 2006, The Bank of Greene County converted to a federally chartered savings bank.

The Bank serves Greene, Albany and Columbia counties in New York State through administrative and lending/operations centers in Catskill, and twelve banking offices in Catskill-Main Street, Catskill-Commons, Cairo, Chatham, Coxsackie, Germantown, Greenport, Greenville, Hudson, Ravena, Tannersville and Westerlo.  As part of its mission, the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

FINANCIAL HIGHLIGHTS

	At or for the Years Ended June 30,

(In thousands)	2011	2010	2009	2008	2007
Total assets	$547,525	$495,323	$460,536	$379,608	$325,826
Loans receivable, net	301,046	295,582	267,902	238,440	207,280
Securities available-for-sale	90,117	89,805	98,271	96,692	87,184
Securities held-to-maturity	124,177	77,520	63,336	15,457	---
Deposits	469,897	421,732	398,729	321,431	284,176
Shareholders’ equity	48,081	44,503	40,264	36,267	35,415
Net interest income	19,713	17,717	15,730	12,190	10,543
Provision for loan losses	1,628	1,273	2,018	581	279
Total noninterest income	4,793	4,614	6,097	4,577	3,941
Total noninterest expense	14,855	13,609	13,557	12,301	11,037
Provision for income taxes	2,732	2,564	2,167	1,165	909
Net income	5,291	4,885	4,085	2,720	2,259

Branch and Office Locations listed and map of service area

Fellow Shareholders:

Picture Caption: President and Chief Executive Officer Donald Gibson outside the recently renovated Greene County Courthouse on Main Street in Catskill.

One true measure of a great company is consistency – the ability to perform at a high level year after year, in good times and bad.  Consistency is a reliable sig of fundamental strength based on sound strategies.

With that in mind, I am especially please to report that Greene County Bancorp, Inc. produced record earnings for the third consecutive year in fiscal 2011.  In addition, also for the third consecutive year, we ended fiscal 2011 with record high levels of deposits, loans, assets and capital.

These accomplishments become compelling when you consider that they came on the heels of a national economic crisis in 2008 – a period in which many banks struggled, and even failed.

As I noted last year, our consistently solid results are proof positive that the long-term strategic focus established by Management and the Board of Directors is bearing fruit.  We will continue on this course – one that has served us well and positioned the Company to create ongoing shareholder value – adjusting specifics as circumstances warrant.

[NET INCOME CHART]                                                      [NET LOANS CHART]                                                      [DEPOSITS CHART]

Record Earnings Highlight 2011 Financial & Business Performance

Net income for fiscal year 2011 was a record $5.3 million, compared to $4.9 million the prior year, an increase of 8.2%.  Total assets reached a record high of $547.5 million at June 30, 2011, up $52.2 million, or 10.5%, over $495.3 million at June 30, 2010.

These strong results were driven by solid performance throughout the Company.  Net interest income increased $2.0 million to $19.7 million for fiscal year 2011, compared to $17.7 million for the prior year.  Our net interest margin decreased by 6 basis points to 3.85% in fiscal 2011, versus 3.91% for the year ended June 30, 2010.

Our investment in people, new branches, new products and technology continue to help us grow – and grow more efficiently - significantly contributing to the bottom line.  We reduced our ratio of noninterest expenses to average assets again this year.  The ratio finished at 2.78% for fiscal year-end 2011, versus 2.87% for fiscal year-end 2010.

Lending continued to grow.  However, the growth pattern established over the last several years slowed due to the difficult economic environment.  Net loans outstanding totaled $301.0 million at June 30, 2011, an increase of $5.4 million, or 1.8%, over the prior year-end’s $295.6 million.

Responding to homeowners working through tough economic times, we recently introduced a new residential mortgage product name “Fast Finish Mortgage.”  It’s designed to attract new customers who want to eliminate their debt in 10 years or less.  Features include low closing costs, no escrow requirement and no prepayment penalties.  We also attached innovative marketing incentives, such as a free Apple® iPad upon closing.  The Fast Finish Mortgage has proven to be very popular; we believe it will help us gain market share and grow our loan portfolio.

We continued to focus on commercial lending during the fiscal year and successfully developed new or expanded customer relationships. Total commercial and commercial real estate loans outstanding at June 30, 2011, amounted to $82.6 million, versus $70.4 million at the end of fiscal 2010, an increase of $12.2 million, or 17.3%.

As the loan portfolio grows, we continue to closely monitor asset quality and adjust the level of our allowance for loan losses when necessary. As a result, the provision for loan losses amounted to $1.6 million and $1.3 million for the years ended June 30, 2011 and 2010, respectively, an increase of $355,000, or 27.9%. The allowance for loan losses to total loans receivable was 1.66% as of June 30, 2011, compared to 1.34% as of June 30, 2010. Nonperforming loans to total loans was 2.09% and 1.33% at June 30, 2011 and 2010, respectively.

In addition to a growing loan portfolio, our investment portfolio increased to $214.3 million at the end of fiscal 2011, up $47.0 million from $167.3 million at the end of fiscal year 2010.

Increased deposits were the primary funding source for both our loan and investment portfolio growth. For the fiscal years 2011 and 2010, total deposits were $469.9 million and $421.7 million, respectively, an increase of $48.2 million.

We remain focused on our long-term strategy of growing core deposits across the retail, commercial and municipal customer segments. Core deposits now constitute over 80.0% of total deposits.

The Company’s capital ratios remain strong, with total shareholders’ equity of $48.1 million as of June 30, 2011, representing 8.8% of total assets.

Recognition of Our Strengths and Safety

We proudly accepted several awards last year, recognizing the Company’s solid performance.

USBanker – Top 200 Community Banks. For the second consecutive year, our Company was included on this list of top banks from across the nation.  USBanker magazine ranked community with less than $2.0 billion in assets (at December 31, 2010) by average return on equity for the three years ended December 31, 2008, 2009 and 2010. Picture caption cover of USBanker magazine.

BauerFinancial, Inc. - 5-Star Superior Rating..  Both the Bank of Greene County and Greene County Commercial Bank earned top “5-Star Superior” ratings for financial strength and safety from BauerFinancial, Inc., the nation’s leading independent bank research firm

Seifried & Brew, LLC – Ranked Our Bank One of the Safest in the U.S.  The Bank of Greene County was ranked one of the safest banks in the nation, according to Seifried & Brew, LLC, a community bank risk management firm. The ranking recognizes and honors community banks whose policies and practices reflect the highest level of safety and soundness.

Capital Strategies

We continue to evaluate various long-term capital maximization strategies. Among them, we look at modeling opportunities for acquiring other banks and other bank branches on a regular basis. After careful analysis – and after considering the prevailing economic conditions – we did not identify any such opportunities that we believed would be in the best interests of our shareholders.

Instead, we focused on other aspects of our long-term strategy: infrastructure upgrades, organic asset growth combined with organic branch growth, review of additional common stock buybacks and continuing cash dividends.

An example of last year’s infrastructure improvements was a major upgrade to our communications systems.  Converting our network to fiber optics and wireless technology enabled us to significantly increase communication speed, improve security and operate in a more cost-efficient manner.

Although we did not acquire any branches in fiscal 2011, we did officially open the doors to our twelfth branch on October 30, 2010. The 1,500-square-foot de novo branch on Route 9G in Germantown, NY, adds an important strategic location to our growing footprint in Columbia County. As this report was being prepared, we had already attracted over 650 new relationships, far exceeding our original deposit projections.

We appreciate the warm welcome received in German-town, and look forward to participating in and enhancing the financial vitality of our new community.

Continuing Traditions of Giving and Inclusion

The Bank of Greene County Charitable Foundation contributed over $68,000 to dozens of local non-profit organizations in fiscal 2011. Since 1998, the Foundation has distributed over $600,000 in support of education, health and wellness, social and civic services, and cultural, arts and recreation programs. It’s just one of the ways we help improve the quality of life in our communities.

I hope you will be able to attend our Annual Shareholder Meeting Brunch, which will be held at 10am on Saturday, November 5, 2011, at Columbia-Greene Community College in Hudson, NY.

As always, I would like to thank my fellow shareholders for your confidence and support, and I welcome your comments and suggestions at any time.

In closing, I would like to convey my heartfelt thanks to our directors and staff for their contributions to the Company’s success. We would not have come so far without your hard work and dedication. I am especially grateful for your enthusiastic support as we continue the journey.

Sincerely,

/s/ Donald E. Gibson

Donald E. Gibson

President & Chief Executive Officer

ONE COMMUNITY BANK – MANY COMMUNITIES

Our Latest Addition – Germantown NY

It’s a well-traveled conundrum in the financial services industry: At what point does a community bank serve so many communities it stops behaving like a community Bank?

For The Bank of Greene County, the answer to that question is simple: Never!

“We will never allow ourselves to become the bank of who from where? ”  says Don Gibson, President and CEO. “Geographically, we build off synergies between our branches, spacing them so they support one another, but without overlap. As important, we only go where there’s a real need and where we can fully engage the local community.”

The Bank has stayed true to this strategy in building its network of 12 branches over the last 47 years. The newest office, which opened in Germantown, NY, in October 2010, is a prime example.  A big bank had recently abandoned the quiet little Hudson River town. “That opened the door for us, but it didn’t guarantee there was a need. So we did something unique,” says Gibson. “We ‘presold’ the community before the branch even opened.”

Gibson and his team hit the pavement in and around Germantown, testing the waters with local governments, school districts, businesses and community organizations. In many cases, they secured commitments – well before ever hanging a shingle.

The geography also made sense. Germantown expanded the Bank’s presence in Columbia County, joining three sister branches and filling a void in the southwest corner of the county. The branch is conveniently located on Route 9G, the area’s main north-south thoroughfare, near the town park and a small group of essential service businesses.

“It was the best branch opening we ever had,” adds Gibson. “We set up tents in the parking lot so community groups could have tables, the local firefighters hosted a chicken barbecue for our guests…the place was mobbed. Local police had to come over to direct traffic.”  One community bank with many communities? “We’ve proven it can be done,” says Gibson, “and we’ll never enter a market unless we know that we can offer people a local, hometown touch.”

Client Profile

OTTO’S MARKET – A Germantown Favorite

It’s a slice of Americana from bygone days that predate grocery super centers and big-box behemoths. A little general store where the shelves are meticulously stocked with familiar essentials as well as homegrown specialties – from Tide detergent to hand-crafted potato chips made by a local couple.

Otto’s Market is the brainchild of Otto Leuschel, who as a 6-year-old boy set up “shop” in the attic of his family’s home, using Mom’s empty grocery packaging to fill his shelves. Many decades later, he’s come down from the attic by way of Whole Foods Market and his packages are empty no more.

“As a rural market, we want to be all things to all people,” says Otto. “I should have everything on your list, but we also have the best of natural foods, and local products you won’t find anywhere else. I come from a background that emphasizes high-quality foods with fewer additives and less adulteration.”

Otto worked at Whole Foods for 17 years, starting out in the cheese department of a Houston store and rising to Vice President of the Northeast Region. And he has not a single regret. “Whole Foods is a great company and I have nothing but good things to say about them. The company kind of outgrew me,” says Otto. “I just wanted a simpler life with less email, less time on a cell phone, less technology…and more people interaction and hands-on product management.”

At first, Otto thought raising chickens might be the answer. Already a part-time resident of the Hudson Valley, he began combing the area for a farm he could buy. When he heard the old Central Market in Germantown was for sale, he went to have a look. “The minute I walked in, I knew it was what I wanted to do,” he says. “I figured it might be easier than raising chickens!”

To finance his vision, Otto settled on The Bank of Greene County after interviewing several other institutions. “I chose them mostly because all decisions are made locally. When I first went to pitch my idea, I was impressed that Perry Lasher, the head of commercial lending, and Don Gibson, the CEO, were both there.”

Picture Caption: Guess which one’s the grocer?  President and CEO Donald Gibson of The Bank of Greene County visits with Otto Leuschel, owner of Otto’s Market in Germantown.

Otto’s Market opened in December 2008, and the Bank has been involved from the start. “Most of the people I’ve met at The Bank of Greene County are still there,” adds Otto. “When you interact with them, you see their professionalism, and that they’re happy with their company. I found those qualities similar to the culture at Whole Foods, something I’m also trying to create in my own business.”

Client Profile

FINGAR INSURANCE –

A Family Affair & Community Cornerstone

With a history spanning 80 years and four generations, many things have changed at Fingar Insurance – and at the same time, many things have not. The agency was founded in 1931 by Luther Fingar, who primarily sold life insurance. Luther’s son Peter took over in the mid-1950s and expanded the agency’s property and casualty insurance business. Peter then passed the baton to sons Gregory and Mark, who own and operate the business today.

“My daughter and Mark’s daughter both work for us now, so they’re the fourth generation,” says Greg Fingar. “We’re kicking the can down the road, if you will, in a positive way.”

Picture Caption:  This Insurance family includes bankers. Left to right, standing: Mark Fingar, Nina Fingar and Peter Fingar, all part of Fingar Insurance, flanked by Brian Stickles, Credit Analyst at The Bank of Greene County. Seated: Greg Fingar (left) with Perry Lasher, Vice President for Commercial Lending at The Bank of Greene County.

Fingar Insurance currently has offices in Germantown, Hudson and Catskill, NY. It’s recognized as one of the leading insurance agencies in Columbia and Greene counties. “We’re probably 95% property and casualty insurance today, both personal and commercial lines,” says Greg. “We still sell some life insurance, but it’s a lot different than the business my grandfather started.”

One thing that isn’t much different is the personal service and local touch that enable Fingar to compete with larger companies marketing aggressively online. “Competition from the Internet is challenging for us,” says Greg. “Our focus has to be that we’re right here and when you have a problem we get things done. We have about a 94% customer retention ratio, compared to one of the big-name companies at 56%.”

The initial rates people receive over the Internet often don’t last very long once the policies get properly priced, resulting in the low retention rate, adds Greg. “We pride ourselves on providing accurate information and great service.”

Not surprisingly, those same qualities are why Greg and his brother Mark choose to do business with The Bank of Greene County. “One of my real pet peeves is service,” says Greg. “With The Bank of Greene County, I can pick up the phone at 4:30 on a Friday afternoon and have a chat with the bank president. That’s something I’ve never had with any other bank. Their interest rates are good, the people are friendly, and with the opening of Germantown they have branches in all the places we have offices. That’s a big convenience.”

Client Profile

TOWN OF GERMANTOWN – A Riverside Gem

Perched on the east bank of the Hudson River in Columbia County, Germantown is surrounded by orchards, small farms and wooded hills. It’s an outpost of rural America, suggestive of simpler times, and home to more than 2,000 residents. “People move to Germantown because of its rural setting, proximity to the Hudson River and the easy access to New York City, Boston and Philadelphia,” says Town Supervisor Roy Brown. “Not to mention a beautiful view of the Catskill Mountains.”

The town’s small size – only about 12 square miles – and low-key demeanor do not diminish its spunk. An economic development committee actively promotes local businesses, a town park offers a range of recreational activities and a boat launch gives residents easy access to the river.

One of the driving forces behind all of this is Supervisor Brown. When Roy heard a local bank might be coming to Germantown – taking over a spot once occupied by a big bank that had departed – his ears perked up.

“The town was interested in changing banks, looking to get more return on its accounts,” says Roy. “When The Bank of Greene County began talking about opening a branch in Germantown, we became very interested and talked with them prior to their move. Now, we’ve been with them since they opened here.”

Roy is all about keeping things local, which factored into the town’s decision about where to bank. “Most of the banks in Columbia County have changed they may have branches in the county, but none of them are headquartered around here,” says Roy. “I’ve always believed in shopping local, and The Bank of Greene County, to me, is the only local bank in Columbia County.”

Picture Caption:  You can call me Roy. Everyone’s on a first-name basis at the German-town branch. Joining Town Supervisor Roy Brown (middle, light jacket) are Kres Bjornsson, Vice President for Municipal Banking & Commercial Services; Beth Hansen, Branch Manager; and Don MacCormack, Municipal & Commercial Services Representative, all from The Bank of Greene County.

Of course, money was a factor as well. “I also like that The Bank of Greene County provides a better return on our deposits,” adds Roy. “In the current economy, every dollar earned helps our budget go further.”

The Bank has also won business from Germantown’s school district and fire company. “I’ve been very impressed,” says Roy. “The Bank transformed a vacant property into a welcoming, open facility, and the staff is very helpful and friendly. They always take the time to ask how your day is going. It’s nice to be recognized when you walk in!”

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown was derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	At or for the Years Ended June 30,
(Dollars in thousands, except per share amounts)	2011	2010	2009
SELECTED FINANCIAL CONDITION DATA:
Total assets	$547,525	$495,323	$460,536
Loans receivable, net	301,046	295,582	267,902
Securities available-for-sale	90,117	89,805	98,271
Securities held-to-maturity	124,177	77,520	63,336
Deposits	469,897	421,732	398,729
Shareholders' equity	48,081	44,503	40,264

AVERAGE BALANCES:
Total assets	533,971	473,966	435,745
Earning assets	512,303	452,634	413,846
Loans receivable, net	297,505	281,835	258,199
Securities	193,267	156,209	142,978
Deposits	468,906	409,240	375,039
Borrowings	16,298	19,849	20,249
Shareholders' equity	46,214	42,460	37,934

SELECTED OPERATIONS DATA:
Total interest income	24,224	23,083	22,482
Total interest expense	4,511	5,366	6,752
Net interest income	19,713	17,717	15,730
Provision for loan losses	1,628	1,273	2,018
Net interest income after provision for loan losses	18,085	16,444	13,712
Total noninterest income	4,793	4,614	6,097
Total noninterest expense	14,855	13,609	13,557
Income before provision for income taxes	8,023	7,449	6,252
Provision for income taxes	2,732	2,564	2,167
Net income	5,291	4,885	4,085

FINANCIAL RATIOS:
Return on average assets1	0.99%	1.03%	0.94%
Return on average shareholders’ equity2	11.45	11.50	10.77
Noninterest expenses to average total assets	2.78	2.87	3.11
Average interest earning assets to average interest bearing liabilities	116.89	116.35	115.97
Net interest rate spread3	3.70	3.72	3.54
Net interest margin4	3.85	3.91	3.80
Efficiency ratio5	60.62	60.95	62.11
Shareholders’ equity to total assets, at end of period	8.78	8.98	8.74
Average shareholders’ equity to average assets	8.65	8.96	8.71
Dividend payout ratio6	70.31	57.56	68.00
Actual dividends declared to net income7	31.13	25.34	29.94
Nonperforming assets to total assets, at end of period	1.23	0.79	0.64
Selected Financial Information Continued…	At or for the Years Ended June 30,
	2011	2010	2009
Nonperforming loans to net loans, at end of period	2.09%	1.33%	1.01%
Allowance for loan losses to non-performing loans	80.54	102.63	126.06
Allowance for loan losses to total loans receivable	1.66	1.34	1.26
Book value per share8	$11.60	$10.80	$9.81
Basic earnings per share	1.28	1.19	1.00
Diluted earnings per share	1.27	1.18	0.99
OTHER DATA:
Closing market price of common stock	$17.69	$16.00	$14.50
Number of full-service offices	12	11	11
Number of full-time equivalent employees	122	114	117

   1 Ratio of net income to average total assets.
   2 Ratio of net income to average shareholders’ equity.
3 The difference between the weighted average yield on interest earning assets and the weighted average cost of interest bearing liabilities.
   4 Net interest income as a percentage of average interest earning assets.
   5 Noninterest expense divided by the sum of net interest income and noninterest income.
6 Dividends per share divided by basic earnings per share. This calculation does not take into account the waiver of dividends by Greene County Bancorp, MHC.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the holding company for The Bank of Greene County (the “Bank”), which is a community-based bank offering a variety of financial services to meet the needs of the communities it serves.  The Bank of Greene County is a federally chartered savings bank.  The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities.  The Bank of Greene County currently operates twelve full service branches, an administration office and an operations center in New York’s Greene, Albany, and Columbia counties.  In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities.  GCCB is a subsidiary of The Bank of Greene County, and is a New York State-chartered commercial bank.  Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Capital Market under the symbol “GCBC.”  Greene County Bancorp, MHC is a mutual holding company that owns 55.6% of Greene County Bancorp, Inc.’s outstanding common stock.    In June 2011, Greene Properties Holding, Ltd. was formed as a New York corporation that has elected under the Internal Revenue Code to be a real estate investment trust.  Greene Properties Holding, Ltd. is a subsidiary of The Bank of Greene County.  Certain mortgages and notes currently held by The Bank of Greene County will be transferred and beneficially owned by Greene Property Holding, Ltd.  The Bank of Greene County will continue to service these loans.

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

Critical Accounting Policies

Greene County Bancorp, Inc.’s critical accounting policies relate to the allowance for loan losses and the evaluation of securities for other-than-temporary impairment.  The allowance for loan losses is based on management’s estimation of an amount that is intended to absorb losses in the existing portfolio.  The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions.  Such evaluation, which includes a review of all loans for which full collectability may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management’s estimate of probable credit losses and other factors that warrant recognition in providing for the allowance of loan losses.  However, this evaluation involves a high degree of complexity and requires management to make subjective judgments that often require assumptions or estimates about highly uncertain matters.  This critical accounting policy and its application are periodically reviewed with the Audit Committee and the Board of Directors.

Securities are evaluated for other-than-temporary impairment by performing periodic reviews of individual securities in the investment portfolio.  Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss, is impaired on an other-than-temporary basis.  The Company considers many factors, including the severity and duration of the impairment; the intent and ability of the Company to hold the equity security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, intent to sell the security, the likelihood to be required to sell the security before it recovers the entire amortized cost, external credit ratings and recent downgrades.  The Company is required to record other-than-temporary impairment charges through earnings, if it has the intent to sell, or will more likely than not be required to sell an impaired debt security before a recovery of its amortized cost basis.  In addition, the Company is required to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell.  Credit loss is measured as the difference between the present value of an impaired debt security’s cash flows and its amortized cost basis.  Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as the Company has no intent or requirement to sell an impaired security before a recovery of amortized cost basis.

Management of Credit Risk

Management considers credit risk to be an important risk factor affecting the financial condition and operating results of Greene County Bancorp, Inc. The potential for loss associated with this risk factor is managed through a combination of policies approved by Greene County Bancorp, Inc.’s Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower’s related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to the rating of loans, determination of when loans should be placed on a nonperforming status and the factors to be considered in establishing Greene County Bancorp, Inc.’s allowance for loan losses.  Management also considers credit risk when evaluating potential and current holdings of securities.  Credit risk is a critical component in evaluating corporate debt securities. Typically, we will not purchase a security below Standard & Poor’s “A-” rating and will consider selling a security if it falls into a lower category while in the securities portfolio.  Greene County Bancorp, Inc. has purchased municipal securities as part of its strategy based on the fact such securities can offer a higher tax-equivalent yield than other similar investments.

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

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap.”  An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2011, Greene County Bancorp, Inc.’s cumulative one-year and three-year gap positions, the difference between the amount of interest earning assets maturing or repricing within one year and three years and interest bearing liabilities maturing or repricing within one year and three years, as a percentage of total interest earning assets were negative 2.92% and negative 0.84% respectively.

Certain shortcomings are inherent in this method of analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. It should also be noted that interest-bearing core deposit categories, which have no stated maturity date, have an assumed decay rate applied to create a cash flow on those deposit categories for gap purposes.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The following table presents Greene County Bancorp, Inc.’s net portfolio value (“NPV”).  The NPV table indicates the market value of assets less the market value of liabilities at each specific rate shock environment.  The net portfolio value can be viewed as a form of the mark-to-market net worth of the statement of financial condition.  These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions.  The information set forth below is based on data that included all financial instruments as of June 30, 2011.  Assumptions made by Greene County Bancorp, Inc. relate to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios.  Actual maturity dates were used for fixed rate loans and certificate accounts.  Securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2011.  Variable rate loans were scheduled as of their next scheduled interest rate repricing date.  Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category, a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category.  The noninterest bearing category does not use a decay assumption, and the 24 month FHLB advance rate was used as the discount rate.  The NPV at “Par” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and value of liabilities assuming no change in interest rates.  The NPV for a decrease of 100, 200 and 300 basis points have been excluded since they would not be meaningful in the interest rate environment as of June 30, 2011.

The following sets forth Greene County Bancorp, Inc.’s NPV as of June 30, 2011.

Changes in
market interest rates		$ Change	% Change	NPV as a % of assets
(Basis Points)	Company NPV	From Par	From Par	NPV Ratio1	Change 2

(Dollars In thousands)
+300 bp	$40,893	($28,398)	(40.98)%	7.92%	(440) bps
+200 bp	53,354	(15,937)	(23.00)%	10.01%	(232) bps
+100 bp	62,869	(6,422)	(9.27)%	11.47%	(86) bps
PAR	69,291	0	0.00%	12.33%	0 bps

______________________________
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

FINANCIAL OVERVIEW

Net income for the year ended June 30, 2011 amounted to $5.3 million or $1.28 per basic and $1.27 per diluted share as compared to $4.9 million or $1.19 per basic and $1.18 per diluted share for the year ended June 30, 2010, an increase of $400,000, or 8.2%.  The increase in net income was primarily the result of an increase of $2.0 million in net interest income, which was partially offset by a $1.2 million increase in noninterest expense.   The increase in net interest income was the result of growth in the average balances of interest earning assets complemented by a decrease in interest rates paid on interest bearing deposits, which was partially offset by growth in the average balances of interest bearing deposits and a decrease in the yield on interest earning assets.    The increase in noninterest expense was primarily the result of a $1.2 million increase in salaries and employee benefits and that partially due to an increase in the number of employees as a result of opening a new branch office in Germantown, NY as well as an increase in the amount accrued for bonuses to be paid to employees based on the strong overall performance and attainment of strategic objectives in the fiscal year ended June 30, 2011.

Total assets grew $52.2 million or 10.5% to $547.5 million at June 30, 2011 as compared to $495.3 million at June 30, 2010.  Net loans increased $5.4 million or 1.8% to $301.0 million at June 30, 2011 as compared to $295.6 million at June 30, 2010.  Securities classified as both available for sale and held to maturity increased $47.0 million to $214.3 million at June 30, 2011 as compared to $167.3 million at June 30, 2010.  The increase in securities was the result of growth in deposits during the fiscal year ended June 30, 2011, primarily within Greene County Commercial Bank.   Deposits grew $48.2 million to $469.9 million at June 30, 2011 as compared to $421.7 million at June 30, 2010.  Of this growth in deposits, $28.7 million consisted of growth in deposits with Greene County Commercial Bank, and represented deposits by local municipalities.   It is required that securities be pledged as collateral for these deposits in excess of FDIC insurance limits for these municipalities.   The remaining $19.5 million in deposit growth was the result of an increase in retail deposits at The Bank of Greene County, and was due to continued growth in newer branches within our recently expanded market area.   Total shareholders’ equity amounted to $48.1 million at June 30, 2011, or 8.8% of total assets compared to $44.5 million at June 30, 2010, or 9.0% of total assets.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2011 AND JUNE 30, 2010

Securities

Securities increased to $214.3 million at June 30, 2011 from $167.3 million at June 30, 2010, an increase of $47.0 million.  The increase in the portfolio was the result of $104.8 million of securities purchases during the fiscal year ended June 30, 2011.  Purchases consisted of $11.1 million of U.S. Treasury securities, $18.9 million of U.S. government sponsored enterprise bonds, $53.9 million of mortgage-backed securities, and $20.9 million of state and political subdivision securities.  This increase was partially offset by the sale of securities issued by U.S. government sponsored enterprise and mortgage-backed securities totaling $7.7 million, and maturities and principal repayments of $48.4 million, of which $16.7 million were mortgage-backed securities, $17.4 million were state and political subdivision securities and $14.3 million were U.S. government sponsored enterprise securities.   Sales of securities resulted in gross realized gains of $233,000 during the year ended June 30, 2011.    During fiscal 2010, the proceeds from sales of available-for-sale securities were $1.8 million, the gross realized gains were $32,000 and the gross realized losses were $37,000.    During fiscal 2011, a write-down of $2,000 was recognized for other-than-temporary impairment on a held-to-maturity security.

During the year ended June 30, 2011 and 2010, the Company invested $8.7 million and $4.0 million, respectively, in a nonstandard type of mortgage-backed security called DUS bonds, which are bonds issued under a program originally initiated by Fannie Mae called the Delegated Underwriting and Servicing Program with underlying collateral in multi-family housing.  They offer a yield maintenance provision, which helps protect the value of the investment in a declining or low interest rate environment.  However, due to the yield maintenance provision, the Company paid a significant amount of premium when acquiring these investments.  Further, these securities offer less interest rate sensitivity, especially in a declining rate environment.  Total DUS bonds held by the Company were $32.6 million at June 30, 2011.    Mortgage-backed securities, including “DUS” bonds, accounted for $126.8 million of the $214.3 million of securities held in the Company’s securities portfolio at June 30, 2011.   Within the portfolio, the book value of adjustable rate mortgage-backed securities totaled $667,000 at June 30, 2011.  The fair value of mortgage-backed securities that mature in ten years or less amounted to $76.0 million which helps to offset the interest rate sensitivity of longer term fixed rate loans such as residential mortgage loans.

At June 30, 2011, unrealized gains and losses on the securities, including both available-for-sale and held-to-maturity, amounted to a net gain of $4.0 million as compared to a net gain of $4.5 million at June 30, 2010.  Management believes that as of June 30, 2011, none of the unrealized losses in the portfolio were the result of other-than-temporary impairment, but rather were associated with the changing interest rate environment, widening credit spreads and market illiquidity at the end of the fiscal year.  Management’s process for evaluating securities for other-than-temporary impairment is discussed within Note 1 Summary of significant accounting policies in the Notes to Consolidated Financial Statements.

Greene County Bancorp, Inc. holds 19.6% of the securities portfolio at June 30, 2011, in state and political subdivision securities to take advantage of tax savings and to promote Greene County Bancorp, Inc.’s participation in the communities in which it operates.  Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

	Carrying Value at June 30,
(Dollars In thousands)	2011		2010
	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Securities available-for-sale:
U.S. government sponsored enterprise	$25,703	12.0%	$22,176	13.3%
State and political subdivisions	7,062	3.3	8,749	5.2
Mortgage-backed securities-residential	28,914	13.5	25,883	15.5
Mortgage-backed securities-multifamily	21,096	9.8	25,932	15.5
Asset-backed securities	23	0.0	32	0.0
Corporate debt securities	7,206	3.3	6,931	4.1
Total debt securities	90,004	41.9	89,703	53.6
Equity securities and other	113	0.1	102	0.1
Total securities available-for-sale	90,117	42.0	89,805	53.7
Securities held-to-maturity:
U.S. treasury securities	11,062	5.1	---	---
U.S. government sponsored enterprise	997	0.5	7,004	4.2
State and political subdivisions	34,933	16.3	29,821	17.8
Mortgage-backed securities-residential	57,347	26.8	36,277	21.7
Mortgage-backed securities-multifamily	19,434	9.1	4,058	2.4
Other securities	404	0.2	360	0.2
Total securities held-to-maturity	124,177	58.0	77,520	46.3
Total securities	$214,294	100.0%	$167,325	100.0%

Loans

Total net loans increased to $301.0 million at June 30, 2011 from $295.6 million at June 30, 2010, an increase of $5.4 million or 1.8%.  The Bank of Greene County continued to have strong demand for the nonresidential mortgage loan and commercial loan products offered, however, demand for residential mortgage loans has slowed.  Real estate loans increased $4.8 million, or 1.9%, between June 30, 2011 and 2010.  Nonresidential mortgage loans increased $9.3 million which were partially offset by a $913,000 decrease in residential mortgage loans and a $3.6 million decrease in construction and land loans.  The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio.  Consumers are willing to pay a slight premium for such service and consistency.  Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loans.  However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in nonresidential mortgage loans, which have increased to $63.9 million at June 30, 2011 from $54.6 million at June 30, 2010, an increase of $9.3 million or 17.0%.  Other commercial loans have increased to $18.8 million at June 30, 2011 as compared to $15.8 million at June 30, 2010.  The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service.  The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans decreased $1.0 million to $25.6 million at June 30, 2011 as compared to $26.6 million at June 30, 2010.

As a result of the changes discussed above, residential real estate mortgages represented 59.4% and 61.0% of the portfolio at June 30, 2011 and 2010, respectively.  The portfolio has shifted more toward nonresidential mortgage loans and commercial business loans, which are generally higher yielding loans with greater risk and are primarily adjustable rate, helping to lessen interest rate risk.  The Bank of Greene County continues to use a conservative underwriting policy in regard to all loan originations, and does not engage in sub-prime lending or other higher-risk loans such as option ARM products.  The Bank requires a down payment and, if certain loan-to-value ratios are not met for residential mortgages, then private mortgage insurance (“PMI”) is required.  Most other loan products require some form of collateral in addition to the borrower meeting certain credit quality standards.

It should be noted however that the Company is subject to the effects of any downturn, and especially, a significant decline in home values in the Company’s markets could have a negative effect on the results of operations.  A significant decline in home values would likely lead to a decrease in residential real estate loans and new home equity loan originations and increased delinquencies and defaults in both the consumer home equity loan and the residential real estate loan portfolios which would result in increased losses in these portfolios.  As of June 30, 2011, declines in home values have been modest in the Company’s market area.

	At June 30,
(Dollars In thousands)	2011		2010
	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Real estate mortgages:
Residential	$181,612	59.4%	$182,525	61.0%
Nonresidential	63,860	20.9	54,586	18.3
Construction and land	5,745	1.9	9,357	3.1
Multifamily	6,048	2.0	6,035	2.0
Total real estate mortgages	257,265	84.2	252,503	84.4
Home equity loans	25,559	8.4	26,602	8.9
Consumer installment	4,008	1.3	4,285	1.4
Commercial loans	18,788	6.1	15,810	5.3
Total gross loans	305,620	100.0%	299,200	100.0%
Deferred fees and costs	495		406
Allowance for loan losses	(5,069)		(4,024)
Total net loans	$301,046		$295,582

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions.  Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, payment status of the loan, historical loan loss experience and other factors that warrant recognition in providing for an allowance for loan loss.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review The Bank of Greene County’s allowance for loan losses and valuation of foreclosed real estate (“FRE”).  Such agencies may require The Bank of Greene County to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are generally evaluated for impairment collectively based on historical loss experience.  Commercial mortgage and business loans are reviewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements.  The measurement of impaired loans is generally based on the fair value of the underlying collateral. The allowance for loan losses is increased by a provision for loan losses (which results in a charge to expense) and recoveries of loans previously charged off and is reduced by net charge-offs.

Analysis of the Allowance for Loan Losses	At of For the years ended June 30,
(Dollars In thousands)	2011	2010
Balance at the beginning of the period	$4,024	$3,420
Charge-offs:
Residential real estate mortgages	140	149
Nonresidential mortgages	106	230
Multifamily real estate mortgages	200	57
Consumer installment	232	264
Commercial loans	9	110
Total loans charged off	687	810
Recoveries:
Nonresidential mortgages	---	20
Consumer installment	95	103
Commercial loans	9	18
Total recoveries	104	141
Net charge-offs	583	669

Provisions charged to operations	1,628	1,273
Balance at the end of the period	$5,069	$4,024
Ratio of net charge-offs to average loans outstanding	0.20%	0.24%
Ratio of net charge-offs to average assets	0.11%	0.14%
Ratio of net charge-offs to nonperforming assets	8.65%	17.06%
Allowance for loan losses to nonperforming loans	80.54%	102.63%
Allowance for loan losses to total loans	1.66%	1.34%

Nonaccrual loans and Nonperforming assets

Management places loans on nonaccrual status once the loans have become 90 days or more delinquent or sooner if there is a significant reason for management to believe the collectability is questionable and, therefore, interest on the loan will no longer be recognized on an accrual basis.    The Company identifies impaired loans and measures the impairment in accordance with FASB ASC subtopic “Receivables – Loan Impairment.”  Management may consider a loan impaired once it is classified as nonaccrual and when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring.  It should be noted that management does not evaluate all loans individually for impairment.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans as small, homogeneous loans, which are evaluated for impairment collectively based on historical loan experience and other factors.  In contrast, large commercial mortgage, construction, multi-family and business loans are reviewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreement.  The measurement of impaired loans is generally based on the fair value of the underlying collateral.  The majority of The Bank of Greene County loans, including most nonaccrual loans, are small homogenous loan types adequately supported by collateral.  As a result, the level of impaired loans may only be a portion of the nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired, especially small homogenous loan types, due to collateral adequacy.  Management considers the payment status of loans in the process of evaluating the adequacy of the allowance for loan losses among other factors.  Loans that are either delinquent a minimum of 60 days or are on nonaccrual status, and are not individually considered impaired, are either designated as Special Mention or Substandard, and the allocation of the allowance for loan loss is based upon the risk associated with such designation.  For further discussion and detail regarding the Allowance for Loan Losses and impaired loans please refer to Note 4 Loans in the Notes to Consolidated Financial Statements. A loan does not have to be 90 days delinquent in order to be classified as nonperforming.  Foreclosed real estate is considered to be nonperforming.  The Bank of Greene County had no accruing loans delinquent more than 90 days at June 30, 2011 or 2010.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

	At June 30,
(Dollars In thousands)	2011	2010
Nonaccrual loans:
Real estate mortgages:
Residential	$3,074	$2,001
Nonresidential	2,171	1,095
Construction and land	238	13
Multifamily	577	594
Home equity loans	49	197
Commercial loans	144	3
Installment loans	41	18
Total nonaccrual loans	6,294	3,921
Accruing loans delinquent 90 days or more	---	---
Foreclosed real estate:
Residential	363	---
Nonresidential	80	---
Foreclosed real estate	443	---
Total nonperforming assets	$6,737	$3,921

Total nonperforming assets as a percentage of total assets	1.23%	0.79%
Total nonperforming loans to net loans	2.09%	1.33%

The table below details information on impaired loans as of June 30:
(In thousands)	2011	2010
Balance of impaired loans, with a valuation allowance	$2,235	$---
Allowance relating to impaired loans included in allowance for loan losses	466	---
Balance of impaired loans, without a valuation allowance	675	212
Average balance of impaired loans for the fiscal year ended	3,050	212
Interest income recorded on impaired loans during the fiscal year ended	35	7

The table below details information related to nonaccrual loans as of June 30:
(In thousands)	2011	2010
Nonaccrual Loans	$6,294	$3,921
Interest income that would have been recorded if loans had been performing in accordance with original terms	529	354
Interest income that was recorded on nonaccrual loans during the fiscal year ended	226	146

Nonperforming assets amounted to $6.7 million at June 30, 2011 and $3.9 million as of June 30, 2010, an increase of approximately $2.8 million or 71.8% and total impaired loans amounted to $2.9 million at June 30, 2011.  It should be noted that total impaired loans increased $2.7 million to $2.9 million at June 30, 2011 compared to $212,000 at June 30, 2010.  Impaired loans at June 30, 2011 consisted of ten loans secured primarily by real estate.  An allowance has been established against each loan, as appropriate (see table above). The growth in impaired loans has been the result of adverse changes within the economy and increases in local unemployment.  A charge-off of $137,000 was recognized during the year ended June 30, 2011 to write down an impaired loan to its fair value.  This loan has subsequently been transferred to foreclosed real estate during the year ended June 30, 2011.  Loans on nonaccrual status totaled $6.3 million at June 30, 2011 of which $3.0 million were in the process of foreclosure and an additional $1.0 million were making payments pursuant to forbearance agreements.  Under the forbearance agreement, each customer has made arrangements with the Bank to bring the loan current over a specified period of time (resulting in an insignificant delay in repayment).  During this period, the Bank has agreed not to continue foreclosure proceedings.  Of the remaining $2.3 million in nonaccrual loans, $1.6 million were less than 90 days past due, or were current at June 30, 2011, but have a recent history of delinquency greater than 90 days past due.   These loans will be returned to accrual status once they have demonstrated a history of timely payments.  While the Bank makes every reasonable effort to work with the borrowers to collect amounts due, the number of loans in process of foreclosure has grown substantially over the past several years.  The growth in nonperforming assets was also due in part to the extended length of time required to meet all of the legal requirements mandated by New York State law prior to a foreclosure sale, which may be in excess of two years.  The majority of The Bank of Greene County loans, including most nonaccrual loans as of June 30, 2011, are small homogenous loan types adequately supported by collateral.  As a result, the level of impaired loans may only be a portion of nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired, especially small homogenous loan types, due to collateral adequacy.  These loans are included in total non-performing assets.

Premises and equipment

Premises and equipment amounted to $15.4 million at June 30, 2011 as compared to $14.8 million at June 30, 2010, an increase of $600,000 or 4.1%.    The net increase was a result of the acquisition of assets totaling $1.3 million, primarily consisting of the purchase and renovation of a new branch office in Germantown, NY during the fiscal year ended June 30, 2011, partially offset by depreciation of $737,000.

Other assets

Other assets, consisting primarily of accrued interest receivable, foreclosed real estate and prepaid expenses, totaled $4.9 million at June 30, 2011, compared to $5.1 million at June 30, 2010, a decrease of $207,000.  During the fiscal year ended June 30, 2010, the Bank of Greene County prepaid FDIC insurance premiums through December 31, 2012.  At June 30, 2010, the balance of prepaid FDIC insurance premiums was $1.7 million, and decreased to $1.2 million at June 30, 2011.   At June 30, 2011, foreclosed real estate totaled $443,000 and consisted of two properties which were recorded at their fair value less cost to sell at the time of foreclosure.   There was no foreclosed real estate at June 30, 2010.

Deposits

Total deposits increased to $469.9 million at June 30, 2011 as compared to $421.7 million at June 30, 2010, an increase of $48.2 million or 11.4%.  Savings deposits increased $16.7 million or 17.5% to $111.9 million at June 30, 2011 as compared to $95.2 million at June 30, 2010.   Interest bearing checking accounts (NOW accounts) increased $22.0 million or 18.1% to $143.4 million at June 30, 2011 as compared to $121.4 million at June 30, 2010.  Money market deposits increased $9.9 million or 15.5% to $73.8 million at June 30, 2011 as compared to $63.9 million at June 30, 2010.  Noninterest bearing deposits increased $5.1 million or 11.5% to $49.3 million at June 30, 2011 as compared to $44.2 million at June 30, 2010.  Certificates of deposit decreased by $5.4 million or 5.6% to $91.5 million at June 30, 2011 as compared to $96.9 million at June 30, 2010.   Interest rates have declined during fiscal 2011 and 2010, and as these certificates of deposit mature they continue to reprice at these lower interest rates.  The decline in these interest rates have not had a significant impact on the balances held in certificates of deposits due in part to the recent volatility in the stock and bond markets and investors’ reluctance to move money into these markets.

	At June 30,
(Dollars in thousands)	2011		2010
	Balance	Percentage of portfolio	Balance	Percentage of portfolio
Noninterest bearing deposits	$49,313	10.5%	$44,239	10.5%
Certificates of deposit	91,549	19.5	96,909	23.0
Savings deposits	111,851	23.8	95,249	22.6
Money market deposits	73,795	15.7	63,899	15.1
NOW deposits	143,389	30.5	121,436	28.8
Total deposits	$469,897	100.0%	$421,732	100.0%

Borrowings

Total borrowings from the Federal Home Loan Bank (“FHLB”) increased $200,000 to $26.3 million at June 30, 2011 compared to $26.1 million at June 30, 2010.  Borrowings from overnight advances increased $5.2 million to $14.3 million at June 30, 2011 from $9.1 million at June 30, 2010.    These short term advances were utilized to fund growth in interest-earning assets.  Term borrowings decreased $5.0 million to $12.0 million at June 30, 2011 from $17.0 million at June 30, 2010 as a result of repayments at maturity.  The Company’s borrowing agreements are discussed further within Note 7 Borrowings in the Notes to Consolidated Financial Statements.

Shareholders’ equity

Shareholders’ equity increased to $48.1 million at June 30, 2011 from $44.5 million at June 30, 2010, as net income of $5.3 million was partially offset by other comprehensive loss of $604,000 and dividends declared and paid of $1.6 million.  Other changes in equity, totaling a net increase of $538,000, were the result of activities associated with the various stock-based compensation plans of the Company, including the 2000 and 2008 Stock Option Plans and ESOP.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2011 AND JUNE 30, 2010

Net Interest Income
Net interest income, the primary contributor to earnings, represents the difference between income on interest earning assets and expense on interest bearing liabilities.  Net interest income also depends on the volume of interest earning assets and interest bearing liabilities and the interest rate earned or paid on them, respectively.  Net interest income for the fiscal year ended June 30, 2011 amounted to $19.7 million as compared to $17.7 million for the fiscal year ended June 30, 2010, an increase of $2.0 million, or 11.3%.

Average Balance Sheet
The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2011 and 2010.  For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates.  No tax equivalent adjustments were made.  Average balances were based on daily averages. Average loan balances include non-performing loans.  The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(Dollars in thousands)	2011			2010
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net1	$302,027	17,897	5.93%	$285,535	$17,247	6.04%
Securities2	193,267	6,205	3.21	156,209	5,735	3.67
Federal funds	3,617	7	0.19	2,556	3	0.12
Interest bearing bank balances	11,957	35	0.29	6,843	20	0.29
FHLB stock	1,435	80	5.57	1,491	78	5.23
Total interest earning assets	512,303	24,224	4.73%	452,634	23,083	5.10%
Cash and due from banks	7,167			6,505
Allowance for loan losses	(4,522)			(3,700)
Other non-interest earning assets	19,023			18,527
Total Assets	$533,971			$473,966
Interest bearing liabilities:
Savings and money market deposits	$172,997	1,141	0.66%	$148,632	1,169	0.79%
NOW deposits	153,246	986	0.64	124,060	1,480	1.19
Certificates of deposit	95,749	1,853	1.93	96,480	2,081	2.16
Borrowings	16,298	531	3.26	19,849	636	3.20
Total interest bearing liabilities	438,290	4,511	1.03%	389,021	5,366	1.38%
Non-interest bearing deposits	46,914			40,068
Other non-interest bearing liabilities	2,553			2,417
Shareholders’ equity	46,214			42,460
Total liabilities and equity	$533,971			$473,966

Net interest income		$19,713			$17,717

Net interest rate spread			3.70%			3.72%

Net interest margin			3.85%			3.91%

Average interest earning assets to
average interest bearing liabilities	116.89%			116.35%

_______________________________________
1Calculated net of deferred loan fees, loan costs, and loans in process.
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

(In thousands)	2011 versus 2010			2010 versus 2009

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Loans receivable, net1	$972	($322)	$650	$1,523	($505)	$1,018
Securities2	1,248	(778)	470	535	(938)	(403)
Federal funds	2	2	4	(7)	(10)	(17)
Interest bearing bank balances	15	0	15	18	(28)	(10)
FHLB stock	(3)	5	2	3	10	13
Total interest earning assets	2,234	(1,093)	1,141	2,072	(1,471)	601

Interest bearing liabilities:
Savings and money market deposits	179	(207)	(28)	231	(432)	(201)
NOW deposits	294	(788)	(494)	125	(634)	(509)
Certificates of deposit	(15)	(213)	(228)	34	(680)	(646)
Borrowings	(117)	12	(105)	(13)	(17)	(30)
Total interest bearing liabilities	341	(1,196)	(855)	377	(1,763)	(1,386)

Net interest income	$1,893	$103	$1,996	$1,695	$292	$1,987

______________________________
1 Calculated net of deferred loan fees, loan costs, and loans in process.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table shows, net interest income for the fiscal year ended June 30, 2011 has been affected most significantly by the increase in the volume of loans and securities complemented by the decrease in rates paid on deposit accounts.  Despite the positive effects on net interest income from increased volume and lower cost of funds, earning assets have shifted to a higher concentration of securities which generally provide a lower return than loans, and has resulted in a decrease in both net interest spread and net interest margin.  Net interest spread decreased 2 basis points to 3.70% for the fiscal year ended June 30, 2011 as compared to 3.72% for the fiscal year ended June 30, 2010.  Net interest margin decreased 6 basis points to 3.85% for the fiscal year ended June 30, 2011 as compared to 3.91% for the fiscal year ended June 30, 2010.

Interest income

Interest income for the fiscal year ended June 30, 2011 amounted to $24.2 million as compared to $23.1 million for the fiscal year ended June 30, 2010, an increase of $1.1 million or 4.8%.  This increase was a result of the growth in interest earning assets partially offset by a decrease in yield on these assets.  Interest income is derived from loans, securities and other interest earning assets.  Total average interest earning assets increased to $512.3 million for fiscal 2011 as compared to $452.6 million for fiscal 2010, an increase of $59.7 million or 13.2%.   The yield earned on such assets decreased 37 basis points to 4.73% for fiscal 2011 as compared to 5.10% for fiscal 2010.

Interest income earned on loans amounted to $17.9 million for the year ended June 30, 2011 as compared to $17.2 million for the year ended June 30, 2010.  Average loans outstanding increased $16.5 million, or 5.8%, to $302.0 million for fiscal 2011 as compared to $285.5 million for fiscal 2010.  The yield on such loans decreased 11 basis points to 5.93% for fiscal 2011 as compared to 6.04% for fiscal 2010.    The decrease in yield on loans continues to be impacted by several decreases in the Prime Rate during fiscal 2009.  Approximately 25.5% of the loan portfolio is adjustable rate, of which a large portion is tied to the Prime Rate.  However, many of these loans have interest rate floors, which are intended to lessen the impact of any future interest rate reductions within this portfolio.

Interest income earned on securities (excluding FHLB stock) increased to $6.2 million for fiscal 2011 as compared to $5.7 million for fiscal 2010.  The average balance of securities increased $37.1 million, or 23.8%, to $193.3 million for the year ended June 30, 2011 as compared to $156.2 million for the year ended June 30, 2010.  The average yield on such securities decreased 46 basis points to 3.21% for fiscal 2011 as compared to 3.67% for fiscal 2010.  Purchases for the year ended June 30, 2011 consisted primarily of $11.1 million of U.S. Treasury securities, $18.9 million of U.S. government sponsored enterprises bonds, $53.9 million of mortgage-backed securities, and $20.9 million of state and political subdivision securities.  No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the offset expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds and interest bearing deposits amounted to $42,000 for the year ended June 30, 2011 as compared to $23,000 for the year ended June 30, 2010, an increase of $19,000 or 82.6%.  The primary factor that contributed to this increase was an increase in average balances of $6.2 million.  Dividends on FHLB stock increased to $80,000 for fiscal 2011 as compared to $78,000 for fiscal 2010.

Interest expense

Interest expense for the fiscal year ended June 30, 2011 amounted to $4.5 million as compared to $5.4 million for the fiscal year ended June 30, 2010, a decrease of $855,000, or 15.9%.  This decrease was the result of a decrease in the average rate paid on deposits, which was partially offset by growth in interest bearing liabilities.  Interest expense includes interest on deposits as well as borrowings. The rate paid on such liabilities decreased 35 basis points to 1.03% for fiscal 2011 as compared to 1.38% for fiscal 2010.   Total average interest bearing liabilities increased to $438.3 million for fiscal 2011 as compared to $389.0 million for fiscal 2010, an increase of $49.3 million, or 12.7%.

Interest expense paid on savings and money market accounts amounted to $1.1 million for the year ended June 30, 2011 as compared to $1.2 million for the year ended June 30, 2010, a decrease of $28,000, or 2.4%. The rate paid on savings and money market accounts decreased 13 basis points to 0.66% for fiscal 2011 as compared to 0.79% for fiscal 2010.  The average balance of savings and money market accounts increased by $24.4 million to $173.0 million for the year ended June 30, 2011 as compared to $148.6 million for the year ended June 30, 2010.

Interest expense paid on NOW accounts amounted to $1.0 million for the year ended June 30, 2011 as compared to $1.5 million for the year ended June 30, 2010.  The average balance of NOW accounts increased to $153.2 million for fiscal 2011 as compared to $124.1 million for fiscal 2010, an increase of $29.1 million.  The average rate paid on NOW accounts decreased 55 basis points to 0.64% for fiscal 2011 as compared to 1.19% for fiscal 2010.

Interest expense paid on certificates of deposit amounted to $1.9 million for the year ended June 30, 2011 as compared to $2.1 million for the year ended June 30, 2010, a decrease of $228,000.  The average rate paid on certificates of deposit decreased 23 basis points to 1.93% for fiscal 2011 as compared to 2.16% for fiscal 2010.  The average balance on certificates of deposit decreased to $95.7 million for the year ended June 30, 2011 as compared to $96.5 million for the year ended June 30, 2010.  Market interest rates have declined throughout fiscal 2010 and 2011.

Interest expense on borrowings amounted to $531,000 for fiscal 2011 as compared to $636,000 for fiscal 2010, as the average balance of borrowings decreased to $16.3 million from $19.8 million when comparing the years ended June 30, 2011 and 2010.  The rate paid on such borrowings increased 6 basis points to 3.26% for fiscal 2011 as compared to 3.20% for fiscal 2010.

Provision for loan losses

Management continues to closely monitor asset quality and adjust the level of the allowance for loan losses when necessary.   The provision for loan losses amounted to $1.6 million and $1.3 million for the years ended June 30, 2011 and 2010, respectively, an increase of $355,000 or 27.9%.  The increase in the level of provision was partially a result of the shift to a greater level of nonresidential mortgage loans and commercial loans, and an increase in the amount of nonperforming assets, primarily in residential mortgages and nonresidential mortgage loans. The nonresidential mortgage loan and commercial loan portfolio has grown as a percent of total loans from 23.6% at June 30, 2010 to 27.0% at June 30, 2011.   Generally, commercial loans are considered to have greater credit risk, and require a higher level of allowance for loan loss.   Nonperforming assets amounted to $6.7 million and $3.9 million at June 30, 2011 and 2010, respectively, an increase of $2.8 million or 71.8%.  Of this increase, $1.1 million was in residential mortgage loans, $1.1 million was in nonresidential mortgage loans, and $141,000 was in commercial loans. Net charge-offs amounted to $583,000 and $669,000 for the years ended June 30, 2011 and 2010, respectively. Foreclosed assets increased $443,000 from June 30, 2010 to June 30, 2011.  The increase in the level of nonperforming assets reflects the decline in the overall economy. As a result, the level of allowance for loan losses to total loans receivable has been increased to 1.66% as of June 30, 2011 as compared to 1.34% as of June 30, 2010.  At June 30, 2011 and 2010, nonperforming assets were 1.23% and 0.79%, respectively, of total assets and nonperforming loans were 2.09% and 1.33%, respectively, of total loans.   The Company has not been an originator of “no documentation” mortgage loans and the loan portfolio does not include any mortgage loans that the Company classifies as sub-prime.

Noninterest income

Noninterest income increased to $4.8 million from $4.6 million, an increase of $179,000, when comparing the years ended June 30, 2011 and 2010.   The Company recorded a net gain on sale of investments during the year ended June 30, 2011 totaling $233,000 and a net loss on sale of investments during the year ended June 30, 2010 totaling $5,000.  The Company also recognized a write-down of an other-than-temporary impairment of securities of $2,000 during the year ended June 30, 2011.  Excluding these items, noninterest income decreased $57,000 when comparing the years ended June 30, 2011 and 2010.  Service charges on deposits decreased $351,000 when comparing the years ended June 30, 2011 and 2010 as a result of changes to the overdraft protection program implemented during the year.  Partially offsetting this decrease was an increase in debit card fees which increased $190,000 when comparing the years ended June 30, 2011 and 2010 as a result of a higher volume of transactions due to growth in the number of checking accounts with debit cards.  Other operating income increased $84,000 when comparing the years ended June 30, 2011 and 2010 largely due to higher loan related fees including late fees.

Noninterest expense

Noninterest expense totaled $14.9 million and $13.6 million for the years ended June 30, 2011 and 2010, respectively. The increase was primarily the result of a $1.2 million increase in salaries and employee benefits that was partially due to an increase in the number of employees as a result of opening a new branch office October 2010 in Germantown, NY as well as an increase in the amount accrued for bonuses to be paid to employees based on the strong overall performance and attainment of strategic objectives for the fiscal year ended June 30, 2011.

Contributing to the increase in noninterest expense was a $144,000 increase in service and data processing fees when comparing June 30, 2011 and 2010 resulting from increased charges related to debit card activity and the associated Visa rewards program.

Legal and professional fees increased $67,000 to $745,000 for the year ended June 30, 2011 compared to $678,000 for the year ended June 30, 2010.  This increase was the result of increased legal expenses related to loans in the process of foreclosure and increased fees for consulting services related to the implementation of strategic objectives.

Other operating expenses increased $35,000 when comparing the years ended June 30, 2011 and 2010 as a result of net expenses incurred during fiscal 2011 on foreclosed real estate.

Partially offsetting these increases in expense were decreases in equipment and furniture expense as well as computer supplies and support expense.  Equipment and furniture expense decreased $120,000 to $549,000 for the year ended June 30, 2011 compared to $669,000 for the year ended June 30, 2010.   This was primarily the result of the discontinuation of depreciation on assets that became fully depreciated during fiscal 2011.    Computer supplies and support expense decreased $63,000 to $278,000 for the year ended June 30, 2011 compared to $341,000 for the year ended June 30, 2010 resulting from renegotiated contracts related to our core processing system.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the pretax income generated for the given year and certain regulatory requirements.  The most significant items affecting the effective rate include tax-exempt income as a percent of total income, state income taxes, and tax benefits associated with stock compensation.  The effective rate for fiscal 2011 was 34.1% as compared to 34.4% the prior year.

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

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and nonresidential mortgage loans, other consumer and commercial business loans, and the purchase of securities.  Loan originations exceeded repayments by $7.8 million and $29.2 million and purchases of securities totaled $104.8 million and $54.0 million for the years ended June 30, 2011 and 2010, respectively.  These activities were funded primarily through deposit growth, an increase in overnight borrowings, and principal payments on loans and securities.  Loan sales did not provide an additional source of liquidity during the years ended June 30, 2011 and 2010, as Greene County Bancorp, Inc. originated loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $48.2 million and $23.0 million for the years ended June 30, 2011 and 2010, respectively.  The level of interest rates and products offered by local competitors are some factors affecting deposit flows.  The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis.  Excess short-term liquidity is usually invested in overnight federal funds.  In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County.  During fiscal year 2011, The Bank of Greene County’s maximum borrowing from FHLB reached $31.0 million and the minimum amounted to $12.0 million.  The $26.3 million borrowing at June 30, 2010 consisted of $14.3 million in overnight borrowings, $7.0 million in term borrowings with maturities ranging between 2011 through 2015, and a $5.0 million loan which matures in October 24, 2013, and is convertible to current rates if certain conditions are met, including three-month LIBOR at or above 7.5%.  The liquidity position can be significantly impacted on a daily basis by funding needs associated with Greene County Commercial Bank.  These funding needs are also impacted by the collection of taxes for the municipalities using the services of Greene County Commercial Bank.

The Bank of Greene County’s unfunded loan commitments are as follows at June 30, 2011:

(In thousands)
Nonresidential mortgage loan commitments	$4,666
Residential mortgage loan commitments	3,274
Construction and land loan commitments	1,065
Unused portion of overdraft lines of credit	726
Unused portion of home equity lines of credit	8,429
Unused portion of commercial lines of credit	5,997
Commercial loan commitments	776
Total commitments	$24,933

Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments.  Certificate of deposits scheduled to mature in one year or less from June 30, 2011, totaled $71.9 million.  Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2011 and 2010, The Bank of Greene County and Greene County Commercial Bank exceeded all of their regulatory capital requirements, as illustrated in Note 17. Regulatory Matters in the Notes to Consolidated Financial Statements.  Shareholders’ equity represented 8.8% of total consolidated assets at June 30, 2011, and 9.0% at June 30, 2010.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts.  The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period.  At June 30, 2011, cash and cash equivalents totaled $10.0 million, or 1.8% of total assets.

The following table sets forth a summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2011 and 2010.   Closing market price information is stated at the quarter end dates indicated.  During the fiscal year ended June 30, 2011 and 2010, the MHC waived its right to receive dividends.

	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2011
Loans receivable, net	$299,394	$296,165	$296,651	$301,046
Deposits	463,444	465,854	498,849	469,897

Interest income	5,976	6,066	5,999	6,183
Interest expense	1,179	1,171	1,079	1,082
Net interest income	4,797	4,895	4,920	5,101
Provisions of loan losses	353	483	343	449
Noninterest income	1,100	1,361	1,102	1,230
Noninterest expense	3,528	3,717	3,816	3,794
Income before provision for income taxes	2,016	2,056	1,863	2,088
Net income	1,324	1,352	1,239	1,376
Earnings per common share - Basic	0.32	0.33	0.30	0.33
Earnings per common share – Diluted	0.32	0.33	0.30	0.33
Market price (NASDAQ:GCBC)
High	17.25	19.96	19.81	18.95
Low	15.01	16.57	17.31	17.20
Close	16.75	19.47	18.00	17.69
Cash Dividends	0.175	0.375	0.175	0.175

FISCAL 2010
Loans receivable, net	$276,164	$283,387	$287,971	$295,582
Deposits	409,371	399,234	415,927	421,732

Interest income	5,656	5,730	5,897	5,800
Interest expense	1,417	1,382	1,283	1,284
Net interest income	4,239	4,348	4,614	4,516
Provisions of loan losses	248	429	307	289
Noninterest income	1,203	1,237	1,086	1,090
Noninterest expense	3,384	3,303	3,531	3,393
Income before provision for income taxes	1,810	1,853	1,862	1,924
Net income	1,184	1,216	1,226	1,259
Earnings per common share - Basic	0.29	0.29	0.30	0.31
Earnings per common share – Diluted	0.29	0.29	0.30	0.30
Market price (NASDAQ:GCBC)
High	15.00	16.00	15.55	18.31
Low	13.50	14.25	14.46	14.33
Close	14.30	15.38	14.51	16.00
Cash Dividends	0.17	0.17	0.17	0.175

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Capital Market under the symbol “GCBC”.  As of September 9, 2011 Greene County Bancorp, Inc. had ten registered market makers, 548 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 4,145,282 shares outstanding.  As of such date, Greene County Bancorp, MHC (the “MHC”), Greene County Bancorp, Inc.’s mutual holding company, held 2,304,632 shares of common stock or 55.6% of total shares outstanding.  Consequently, shareholders other than the MHC held 1,841,196 shares.

Payment of dividends on Greene County Bancorp, Inc.’s common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Greene County Bancorp, Inc.’s results of operations, financial condition, tax considerations and general economic conditions.  No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.  During the fiscal year ended June 30, 2011 and 2010, the MHC waived its right to receive dividends.  The MHC’s ability to waive its right to receive dividends is dependent upon regulatory approval.  The MHC has received regulatory approval to continue to waive the right to receive dividends through December 31, 2011.   With recent changes in regulations as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act, it is anticipated that the MHC will no longer be able to waive its right to receive dividends.

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

IMPACT OF RECENT REGULATORY CHANGES

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act.  The Dodd-Frank Act resulted in sweeping changes in the regulation of financial institutions aimed at strengthening the sound operation of the financial services sector. The Dodd-Frank Act’s provisions that have received the most public attention generally have been those applying to or more likely to affect larger institutions. However, it contains numerous other provisions that will affect all banks and bank holding companies, many of which are addressed below. The Dodd-Frank Act includes provisions that, among other things, will:
•
Change the assessment base for Federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund (the “DIF”), and increase the floor applicable to the size of the DIF.

•
Make permanent the $250,000 limit on deposits for Federal deposit insurance, and provide unlimited Federal deposit insurance until January 1, 2013 for non-interest bearing demand transaction accounts at all insured depository institutions.

•	Repeal the Federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
•	Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining, and enforcing compliance with Federal consumer financial laws.
•	Restrict the preemption of state law by Federal law and disallow subsidiaries and affiliates of national banks from availing themselves of such preemption.
•	Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies.

•	Require the OCC to seek to make its capital requirements for national banks countercyclical.
•
Impose comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself.

•
Implement corporate governance revisions, including with regard to executive compensation and proxy access by stockholders, that apply to all public companies, including financial institutions like the Company.

•
Amend the Electronic Fund Transfer Act to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.

•	Increase the authority of the Federal Reserve to examine us and any of our non-bank subsidiaries.

Compliance with some of these provisions is expected to increase our Bank’s expenses, decreasing its revenues, and changing the activities in which it chooses to engage. The environment in which banking organizations will operate after the financial crisis, including legislative and regulatory changes affecting capital, liquidity, supervision, permissible activities, corporate governance and compensation, changes in fiscal policy and steps to eliminate government support for banking organizations, may have long-term effects on the business model and profitability of banking organizations that cannot now be foreseen. The specific impact of the Dodd-Frank Act on our current activities or new financial activities we may consider in the future, our financial performance, and the markets in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and the reaction of market participants to these regulatory developments.

In February 2011, the FDIC issued a final rule that changes the deposit insurance assessment base from total domestic deposits to average total assets minus average tangible equity, as required by the Dodd-Frank Act, effective April 1, 2011.  As a result of this change, Greene County Bancorp, Inc. expects that premiums paid during fiscal 2012 will be lower than in fiscal 2011 (based on rates established by the FDIC effective April 1, 2011).

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

Greene County Bancorp, Inc.’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of June 30, 2011, the Company’s internal control over financial reporting was effective based on those criteria.

/s/ Donald E. Gibson	/s/ Michelle M. Plummer
Donald E. Gibson	Michelle M. Plummer, CPA
President and Chief Executive Officer	Executive Vice President, Chief Operating Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Greene County Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Greene County Bancorp, Inc. and Subsidiaries (“the Company”) as of June 30, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended. Greene County Bancorp, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and Subsidiaries as of June 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC
Harrisburg, Pennsylvania
September 28, 2011

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
 (In thousands, except share and per share amounts)
	June 30
ASSETS	2011	2010
Cash and due from banks	$9,245	$9,253
Federal funds sold	721	390
Total cash and cash equivalents	9,966	9,643

Long term certificate of deposit	---	1,000
Securities available for sale, at fair value	90,117	89,805
Securities held to maturity, at amortized cost	124,177	77,520
Federal Home Loan Bank stock, at cost	1,916	1,866

Loans	305,620	299,200
Allowance for loan losses	(5,069)	(4,024)
Unearned origination fees and costs, net	495	406
Net loans receivable	301,046	295,582

Premises and equipment	15,407	14,804
Accrued interest receivable	2,716	2,731
Foreclosed real estate	443	---
Prepaid expenses and other assets	1,737	2,372
Total assets	$547,525	$495,323

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Noninterest bearing deposits	$49,313	$44,239
Interest bearing deposits	420,584	377,493
Total deposits	469,897	421,732

Borrowings from FHLB, short term	14,300	9,100
Borrowings from FHLB, long term	12,000	17,000
Accrued expenses and other liabilities	3,247	2,988
Total liabilities	499,444	450,820

SHAREHOLDERS’ EQUITY
Preferred stock,
Authorized - 1,000,000 shares; Issued - None	---	---
Common stock, par value $.10 per share;
Authorized - 12,000,000 shares
Issued - 4,305,670 shares
Outstanding - 4,145,828 shares at June 30, 2011
4,118,912 shares at June 30, 2010;	431	431
Additional paid-in capital	11,001	10,666
Retained earnings	37,336	33,692
Accumulated other comprehensive income	519	1,123
Treasury stock, at cost 159,842 shares at June 30, 2011
186,758 shares at June 30, 2010	(1,206)	(1,409)
Total shareholders’ equity	48,081	44,503
Total liabilities and shareholders’ equity	$547,525	$495,323
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
 (In thousands, except share and per share amounts)
	Years Ended June 30,
	2011	2010
Interest income:
Loans	$17,897	$17,247
Investment securities – taxable	1,150	1,087
Mortgage-backed securities	3,959	3,680
Investment securities – tax exempt	1,176	1,046
Interest bearing deposits and federal funds sold	42	23
Total interest income	24,224	23,083

Interest expense:
Interest on deposits	3,980	4,730
Interest on borrowings	531	636
Total interest expense	4,511	5,366

Net interest income	19,713	17,717
Provision for loan losses	1,628	1,273
Net interest income after provision for loan losses	18,085	16,444

Noninterest income:
Service charges on deposit accounts	2,330	2,681
Debit card fees	1,267	1,077
Investment services	304	289
E-commerce fees	109	104
Net gain (loss) on sale of available-for-sale securities	233	(5)
Other than temporary impairment of available-for-sale security	(2)	---
Other operating income	552	468
Total noninterest income	4,793	4,614

Noninterest expense:
Salaries and employee benefits	8,134	6,973
Occupancy expense	1,278	1,276
Equipment and furniture expense	549	669
Service and data processing fees	1,486	1,342
Computer supplies and support	278	341
Advertising and promotion	336	308
FDIC insurance premiums	558	566
Legal and professional fees	745	678
Other	1,491	1,456
Total noninterest expense	14,855	13,609

Income before provision for income taxes	8,023	7,449
Provision for income taxes	2,732	2,564
Net income	$5,291	$4,885

Basic EPS	$1.28	$1.19
Basic average shares outstanding	4,134,736	4,112,232
Diluted EPS	$1.27	$1.18
Diluted average shares outstanding	4,165,230	4,134,841
Dividends per share	$0.900	$0.685
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)
	Years ended June 30,
	2011	2010
Net income	$5,291	$4,885
Other comprehensive income (loss):
Securities:

Unrealized holding (loss) gain,
and 2010, net of income taxes of ($291) and $352, respectively	(461)	558

Accretion of unrealized loss on securities transferred to held-to-maturity,
net of income taxes of $28 and $40, respectively	44	63

Reclassification adjustment for (gain) loss on sale of available-for-sale securities
realized in net income, net of income taxes of ($92) and $2, respectively	(141)	3

Reclassification adjustment for loss on write-down of held-to-maturity securities
realized in net income, net of income taxes of $1 and $0, respectively	1	---

	(557)	624
Pension benefits:
Change in pension benefits, net of income taxes of $29 and $183, respectively	(47)	(293)

Total other comprehensive income (loss)	(604)	331

Comprehensive income	$4,687	$5,216

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2011 and 2010
(In thousands)

				Accumulated
		Additional		Other		Total
	Common	Paid – In	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Stock	Equity
Balance at June 30, 2009	$431	$10,508	$30,045	$792	($1,512)	$40,264

Stock options exercised		(66)			103	37

Stock based compensation		224				224

Dividends declared			(1,238)			(1,238)

Net income			4,885			4,885

Total other comprehensive income, net of taxes				331		331
Balance at June 30, 2010	$431	$10,666	$33,692	$1,123	($1,409)	$44,503

Stock options exercised		109			203	312

Tax benefit of stock based compensation		3				3

Stock based compensation		223				223

Dividends declared			(1,647)			(1,647)

Net income			5,291			5,291

Total other comprehensive loss, net of taxes				(604)		(604)
Balance at June 30, 2011	$431	$11,001	$37,336	$519	($1,206)	$48,081

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Years Ended June 30,
	2011	2010
Cash flows from operating activities:
Net Income	$5,291	$4,885
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	737	922
Deferred income tax (benefit) expense	(140)	719
Net amortization of premiums and discounts	1,031	836
Net amortization of deferred loan costs and fees	231	187
Provision for loan losses	1,628	1,273
Stock option compensation	223	224
Other than temporary impairment of available-for-sale security	2	---
Net (gain) loss on sale of available-for-sale securities	(233)	5
Loss on sale of foreclosed real estate	---	8
Excess tax benefit from share-based payment arrangements	(3)	---
Net decrease (increase) in accrued interest receivable	15	(283)
Net decrease (increase) in prepaid expenses and other assets	417	(1,682)
Net increase in accrued income taxes	152	245
Net increase (decrease) in other liabilities	773	(744)
Net cash provided by operating activities	10,124	6,595

Cash flows from investing activities:
Securities available-for-sale:
Proceeds from maturities	9,911	15,715
Proceeds from sale of securities	7,729	1,820
Purchases of securities	(30,309)	(18,587)
Principal payments on securities	11,175	10,035
Securities held-to-maturity:
Proceeds from maturities	21,813	15,314
Purchases of securities	(74,522)	(35,385)
Principal payments on securities	5,525	5,547
Net purchase of Federal Home Loan Bank Stock	(50)	(371)
Proceeds from maturity of long term certificate of deposit	1,000	---
Net increase in loans receivable	(7,766)	(29,205)
Proceeds from sale of premises and equipment	---	12
Proceeds from sale of foreclosed real estate	---	272
Purchases of premises and equipment	(1,340)	(464)
Net cash used by investing activities	(56,834)	(35,297)

Cash flows from financing activities:
Net increase in short-term FHLB advances	5,200	9,100
Proceeds of long-term borrowings from FHLB	---	2,000
Repayment of long-term borrowings from FHLB	(5,000)	(4,000)
Payment of dividends	(1,647)	(1,238)
Proceeds from stock options exercised	312	37
Excess tax benefits from share-based payment arrangements	3	---
Net increase in deposits	48,165	23,003
Net cash provided by financing activities	47,033	28,902

Net increase in cash and cash equivalents	323	200
Cash and cash equivalents at beginning of year	9,643	9,443
Cash and cash equivalents at end of year	$9,966	$9,643

Consolidated Statement of Cash Flows continued….
Cash paid during year for:
Interest	$4,522	$5,371
Income taxes	$2,721	$1,623

Non-cash investing activities:
Loans transferred to foreclosed real estate	$443	$65
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the “Company”) and its subsidiary, The Bank of Greene County (the “Bank”) and the Bank’s subsidiary Greene County Commercial Bank.  All material inter-company accounts and transactions have been eliminated.  Amounts in the prior year’s consolidated financial statements have been reclassified whenever necessary to conform to the current year’s presentation. These reclassifications had no effect on net income or shareholders’ equity as previously reported.  The accompanying consolidated financial statements have been prepared in conformity with generally accepted in the United States of America accounting principles (“GAAP”).  These consolidated financial statements consider events that occurred through the date the consolidated financial statements were issued.

Nature of Operations

Greene County Bancorp, Inc.’s primary business is the ownership and operation of its subsidiaries.  The Bank of Greene County has eleven full-service offices and an operations center located in its market area consisting of Greene County, Columbia County and southern Albany County, New York.    The Bank of Greene County is primarily engaged in the business of attracting deposits from the general public in The Bank of Greene County’s market area, and investing such deposits, together with other sources of funds, in loans and investment securities.  Greene County Commercial Bank’s primary business is to attract deposits from, and provide banking services, to local municipalities.

Charter

Greene County Bancorp, Inc. and the parent mutual holding company (the “MHC”) are federally chartered and, effective July 2011, regulated by the Federal Reserve.  The Bank of Greene County, subsidiary of Greene County Bancorp, Inc., is also federally chartered and, effective July 2011, regulated by the Office of the Comptroller of the Currency (the “OCC”).  These changes are due to the passage of the Dodd-Frank Act.

The Bank of Greene County’s subsidiary, Greene County Commercial Bank is a New York State-chartered financial institution.

As a financial institution subsidiary of Greene County Bancorp, Inc., The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period.  A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter.  At June 30, 2011 and for the year ended, The Bank of Greene County satisfied the requirement of the qualified thrift lender test.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold.  The amounts of interest bearing deposits included as cash equivalents at June 30, 2011 and 2010 were $1,013,000 and $2,982,000, respectively.

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

Realized gains or losses on security transactions are reported in earnings and computed using the specific identification cost basis.  Fair values of securities are based on quoted market prices, where available.  Valuation of securities is further described in Note 16.  Amortization of bond premiums and accretion of bond discounts are amortized over the expected life of the securities using the interest method.

When the fair value of a held to maturity or available for sale security is less than its amortized cost basis, an assessment is made as to whether other-than-temporary impairment (“OTTI”) is present.  The Company considers numerous factors when determining whether a potential OTTI exists and the period over which the debt security is expected to recover.  The principal factors considered are (1) the length of time and the extent to which the fair value has been less than the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of the security by a rating agency, and (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies.

For debt securities, OTTI is considered to have occurred if (1) the Company intends to sell the security before recovery of its amortized cost basis, (2) it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, or (3) if the present value of expected cash flows is not sufficient to recover the entire amortized cost basis.  In determining the present value of expected cash flows, the Company discounts the expected cash flows at the effective interest rate implicit in the security at the date of acquisition.  In estimating cash flows expected to be collected, the Company uses available information with respect to security prepayment speeds, default rates and severity.  In determining whether OTTI has occurred for equity securities, the Company considers the applicable factors described above and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

For debt securities, credit-related OTTI is recognized in income while noncredit related OTTI on securities not expected to be sold is recognized in other comprehensive income (“OCI”).  Credit-related OTTI is measured as the difference between the present value of an impaired security’s expected cash flows and its amortized cost basis.  Noncredit-related OTTI is measured as the difference between the fair value of the security and its amortized cost less any credit-related losses recognized.  For securities classified as held to maturity, the amount of OTTI recognized in OCI is accreted to the credit-adjusted expected cash flow amounts of the securities over future periods.  For equity securities, the entire amount of OTTI is recognized in earnings.

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

Allowance for Loan Losses

The allowance for loan losses is maintained by a provision for loan losses charged to expense, reduced by net charge-offs and increased by recoveries of loans previously charged off.  The level of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, payment status of the loan and economic conditions.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are evaluated for impairment collectively based on historical loss experience.  Nonresidential mortgage and business loans are reviewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements.  The measurement of impaired loans is generally based on the fair value of the underlying collateral, less estimated costs to sell.  The majority of The Bank of Greene County loans, including most nonaccrual loans, are small homogenous loan types adequately supported by collateral.  As a result, the level of impaired loans may only be a portion of nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired, especially small homogenous loan types, due to collateral adequacy.  Management considers the payment status of loans in the process of evaluating the adequacy of the allowance for loan losses among other factors.  Loans that are either delinquent a minimum of 60 days or are on nonaccrual status, and are not individually considered impaired, are either designated as Special Mention or Substandard, and the allocation of the allowance for loan loss is based upon the risk associated with such designation.

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

Foreclosed Real Estate (FRE)

FRE consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans.  FRE is initially recorded at fair value (less estimated costs to sell) at the date the collateral is acquired establishing a new cost basis and any difference is charged to the allowance for loan losses at this time.  Subsequently, management reviews the value of such collateral and write-downs, if any, are charged to expense.  All expenses and income related to FRE are included in consolidated results of operations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed using principally the straight-line method over the estimated useful lives of the related assets (39 years for building and improvements, 3-8 years for furniture and equipment).  Maintenance and repairs are typically charged to expense when incurred.  Gains and losses from sales or other dispositions of premises and equipment are included in consolidated results of operations.  Leasehold improvements are amortized over the lesser of the related terms of the leases or their useful life.

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for subsequent issuance.  From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors.  Common stock may also be acquired in order to have shares available for issuance under the Stock Option Plans.  See Note 10 to the consolidated financial statements, Stock-based Compensation Plans, for more information regarding these plans.  No purchases of treasury stock were made during fiscal 2011 or 2010.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula.  This stock is restricted in that it can only be sold to the FHLB or to another member institution, and all sales of FHLB stock must be at par.  As a result of these restrictions, FHLB stock is carried a cost.  FHLB stock is held as a long-term investment and its value is determined based on the ultimate recoverability of the par value.  Impairment of this investment is evaluated quarterly and is a matter of judgment that reflects management’s view of the FHLB’s long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; the impact of legislative and regulatory changes on the FHLB, and accordingly, on the members of the FHLB; and its liquidity and funding position.  After evaluating these considerations, Greene County Bancorp, Inc. concluded that the par value of its investment in FHLB stock will be recovered and, therefore, no other-than-temporary impairment charge was recorded during the fiscal years ended June 30, 2011 or 2010.

Advertising

Greene County Bancorp, Inc. follows a policy of charging the costs of advertising to expense as incurred.  Advertising costs included in other operating expenses were $336,000 and $308,000 for the years ended June 30, 2011 and 2010, respectively.

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

In January 2010, the FASB issued amendments to its guidance on “Fair Value Measurements and Disclosures – Overall Subtopic”  The amendment requires new disclosures as follows:  (1) For transfers in and out of Level 1 and 2 fair value measurements, a reporting entity should disclose separately the amounts of significant transfers and describe the reasons for the transfers, and (2) for the reconciliation for value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).  The amendment also clarifies existing disclosure requirements relating to the level of disaggregation of each class of assets or liabilities within a line item in the statement of financial position and the inputs and valuation techniques utilized to measure fair value for both recurring and nonrecurring fair value measurements.  Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of these amendments did not and are not expected to have a material effect on our consolidated results of operations or financial position.

In April 2011, the FASB issued additional guidance regarding “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”.  This additional guidance clarifies which loan modifications constitute troubled debt restructurings.  It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. This new guidance is to be effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption.  The adoption of these amendments is not expected to have a material effect on our consolidated results of operations or financial position.

In May 2011, the FASB has issued amendments to its guidance on Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in these amendments, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  The amendments are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

In June 2011, the FASB issued an amendment to its guidance on Comprehensive Income which has eliminated the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and will require it be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement format would include the traditional income statement and the components and total other comprehensive income as well as total comprehensive income. In the two statement approach, the first statement would be the traditional income statement which would be immediately followed by a separate statement which includes the components of other comprehensive income, total other comprehensive income and total comprehensive income.  The amendments in this ASU will be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of these amendments are not expected to have an effect on our consolidated results of operations or financial position.

Note 2.  Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks, was $613,000 and $541,000 at June 30, 2011 and 2010, respectively.

Note 3.  Securities

Securities at June 30, 2011 consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
Securities available-for-sale:
U.S. government sponsored enterprises	$25,909	$171	$377	$25,703
State and political subdivisions	6,819	243	---	7,062
Mortgage-backed securities-residential	28,214	773	73	28,914
Mortgage-backed securities-multi-family	20,184	912	---	21,096
Asset-backed securities	24	---	1	23
Corporate debt securities	6,881	325	---	7,206
Total debt securities	88,031	2,424	451	90,004
Equity securities and other	67	46	---	113
Total securities available-for-sale	88,098	2,470	451	90,117
Securities held-to-maturity:
U.S. treasury securities	11,062	70	---	11,132
U.S. government sponsored enterprises	997	30	---	1,027
State and political subdivisions	34,933	200	9	35,124
Mortgage-backed securities-residential	57,347	1,737	35	59,049
Mortgage-backed securities-multi-family	19,434	47	14	19,467
Other securities	404	2	---	406
Total securities held-to-maturity	124,177	2,086	58	126,205
Total securities	$212,275	$4,556	$509	$216,322

Securities at June 30, 2010 consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
Securities available-for-sale:
U.S. government sponsored enterprises	$21,942	$234	$---	$22,176
State and political subdivisions	8,392	357	---	8,749
Mortgage-backed securities-residential	24,838	1,045	---	25,883
Mortgage-backed securities-multi-family	24,623	1,309	---	25,932
Asset-backed securities	33	---	1	32
Corporate debt securities	6,907	97	73	6,931
Total debt securities	86,735	3,042	74	89,703
Equity securities and other	67	35	---	102
Total securities available-for-sale	86,802	3,077	74	89,805
Securities held-to-maturity:
U.S. government sponsored enterprises	7,004	64	---	7,068
State and political subdivisions	29,821	25	---	29,846
Mortgage-backed securities-residential	36,277	1,362	---	37,639
Mortgage-backed securities-multi-family	4,058	11	---	4,069
Other securities	360	---	---	360
Total securities held-to-maturity	77,520	1,462	---	78,982
Total securities	$164,322	$4,539	$74	$168,787

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2011.
	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses
Securities available-for-sale:
U.S. government sponsored enterprises	$13,446	$377	$---	$---	$13,446	$377
Mortgage-backed security-residential	6,571	73	---	---	6,571	73
Asset-backed securities	---	---	22	1	22	1
Total securities available-for-sale	20,017	450	22	1	20,039	451
Securities held-to-maturity:
State and political subdivisions	1,610	9	---	---	1,610	9
Mortgage-backed securities-residential	7,680	35	---	---	7,680	35
Mortgage-backed securities-multifamily	10,670	14	---	---	10,670	14
Total securities held-to-maturity	19,960	58	---	---	19,960	58
Total securities	$39,977	$508	$22	$1	$39,999	$509

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2010.  There were no unrealized losses on securities held-to-maturity at June 30, 2010.

	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses
Securities available-for-sale:
Asset-backed securities	$---	$---	$32	$1	$32	$1
Corporate debt securities	---	---	2,492	73	2,492	73
Total securities	$---	$---	$2,524	$74	$2,524	$74

At June 30, 2011, there were 33 securities which have been in a continuous unrealized loss position for less than 12 months and 1 security with a continuous unrealized loss position of more than 12 months.  Management evaluated these securities considering the factors as outlined in Note 1 of these consolidated financial statements, and based on this evaluation, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2011.  Management believes that the reasons for the decline in fair value are due to interest rates, widening credit spreads and market illiquidity at the end of the fiscal year.

The following table presents realized gains and losses on securities for the years ended June 30, 2011 and 2010:

(In thousands)	2011	2010
Gross realized gains on sale of available-for-sale securities	$233	$32
Gross realized losses on sale of available-for-sale securities	---	(37)
Other-than-temporary impairment losses	(2)	---
Net realized gains (losses)	$231	($5)

The estimated fair value of debt securities, including mortgage-backed securities at June 30, 2011, by contractual maturity are shown below.  Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		After	After
	In	One Year	Five Years	After
	One Year	Through	Through	Ten
	Or Less	Five Years	Ten Years	Years	Total
(Dollars In thousands)
Securities available-for-sale:
U.S. Government sponsored enterprises	$---	$18,345	$5,454	1,904	$25,703
State and political subdivisions	1,390	5,315	357	---	7,062
Mortgage-backed securities-residential	50	1,676	5,862	21,326	28,914
Mortgage-backed securities-multi-family	3,403	17,693	---	---	21,096
Asset-backed securities	---	---	---	23	23
Corporate debt securities	1,290	2,151	3,765	---	7,206
Total debt securities	6,133	45,180	15,438	23,253	90,004
Equity securities	---	---	---	113	113
Total securities available-for-sale	6,133	45,180	15,438	23,366	90,117
Securities held-to-maturity:
U.S. treasury securities	2,008	9,124	---	---	11,132
U.S. government sponsored enterprises	---	1,027	---	---	1,027
State and political subdivisions	10,899	13,591	5,296	5,338	35,124
Mortgage-backed securities-residential	---	4,629	23,235	31,185	59,049
Mortgage-backed securities-multi-family	424	2,298	16,745	---	19,467
Other securities	20	3	---	383	406
Total securities held-to-maturity	13,351	30,672	45,276	36,906	126,205
Total securities	$19,484	$75,852	$60,714	$60,272	$216,322
Weighted average yield	2.60%	2.72%	3.78%	3.52%	3.23%

As of June 30, 2011 and 2010, securities with an aggregate fair value of $161.3 million and $117.1 million, respectively, were pledged as collateral for deposits in excess of FDIC insurance limits for various municipalities placing deposits with Greene County Commercial Bank.  At June 30, 2011 and 2010, securities with an aggregate fair value of $6.7 million and $6.9 million, respectively, were pledged as collateral for potential borrowings at the Federal Reserve Bank discount window.  Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2011 or 2010.

Note 4.  Loans

Major loan segments and classes at June 30, 2011 and 2010 are summarized as follows:
	At June 30,
(Dollars In thousands)	2011	2010
Real estate mortgages:
Residential	$181,612	$182,525
Nonresidential	63,860	54,586
Construction and land	5,745	9,357
Multifamily	6,048	6,035
Total real estate mortgages	257,265	252,503
Home equity loans	25,559	26,602
Consumer installment	4,008	4,285
Commercial loans	18,788	15,810
Total gross loans	305,620	299,200
Allowance for loan losses	(5,069)	(4,024)
Deferred fees and costs	495	406
Total net loans	$301,046	$295,582

At June 30, 2011 and 2010, loans to officers and directors were not significant.

Credit Quality Indicators

Management closely monitors the quality of the loan portfolio and has established a loan review process designed to help grade the quality and profitability of the Company’s loan portfolio.  The credit quality grade helps management make a consistent assessment of each loan relationship’s credit risk.     Consistent with regulatory guidelines, The Bank of Greene County provides for the classification of loans considered being of lesser quality.  Such ratings coincide with the "Substandard," "Doubtful" and "Loss" classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard assets include those characterized by the distinct possibility that the insured financial institution will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in assets classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a full loss reserve and/or charge-off is not warranted. Assets that do not currently expose the insured financial institutions to sufficient risk to warrant classification in one of the aforementioned categories but otherwise possess weaknesses are designated "Special Mention."   Management also maintains a listing of loans designated “Watch.” These loans represent borrowers with declining earnings, strained cash flow, increasing leverage and/or weakening market fundamentals that indicate above average risk.

When The Bank of Greene County classifies problem assets as either Substandard or Doubtful, it generally establishes a valuation allowance or "loss reserve" in an amount deemed prudent by management.  General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets.  When The Bank of Greene County identifies problem assets as being impaired, it is required either to establish a specific allowance for losses equal to the amount of impairment of the assets, or confirming a loss event has taken place, to charge-off such amount.  The Bank of Greene County's determination as to the classification of its assets and the amount of its valuation allowance is subject to review by its regulatory agencies, which can order the establishment of additional general or specific loss allowances.  The Bank of Greene County reviews its portfolio monthly to determine whether any assets require classification in accordance with applicable regulations.

The inherent risk within the loan portfolio varies depending upon the loan type.   The Bank of Greene County’s primary lending activity is the origination of residential mortgage loans, including home equity loans, which are collateralized by residences.   Generally, residential mortgage loans are made in amounts up to 80.0% of the appraised value of the property.  However, The Bank of Greene County will originate residential mortgage loans with loan-to-value ratios of up to 95.0%, with private mortgage insurance.  In the event of default by the borrower, The Bank of Greene County will acquire and liquidate the underlying collateral. By originating the loan at a loan-to-value ratio of 80% or less, The Bank of Greene County limits its risk of loss in the even of default.  However, the market values of the collateral may be adversely impacted by declines in the economy.  Home equity loans may have an additional inherent risk if The Bank of Greene County does not hold the first mortgage.  The Bank of Greene County may stand in a secondary position in the event of collateral liquidation resulting in a greater chance of insufficiency to meet all obligations.

Construction lending generally involves a greater degree of risk than other residential mortgage lending.  The repayment of the construction loan is, to a great degree, dependent upon the successful and timely completion of the construction of the subject property within original cost estimates.  The Bank of Greene County completes inspections during the construction phase prior to any disbursements.  The Bank of Greene County limits its risk during the construction as disbursements are not made until the required work for each advance has been completed.  Construction delays may further impair the borrower's ability to repay the loan.

Loans collateralized by nonresidential mortgage loans, and multi-family loans, such as apartment buildings generally are larger than residential loans and involve a greater degree of risk. Commercial mortgage loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend to a large degree on the results of operations and management of the properties or underlying businesses, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of nonresidential mortgage loans makes them more difficult for management to monitor and evaluate.

Consumer installment loans generally have shorter terms and higher interest rates than residential mortgage loans. In addition, consumer loans expand the products and services offered by The Bank of Greene County to better meet the financial services needs of its customers.  Consumer loans generally involve greater credit risk than residential mortgage loans because of the difference in the underlying collateral.  Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation in the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower's personal financial stability.  Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with nonresidential mortgage loans. Real estate lending is generally considered to be collateral based, with loan amounts based on loan-to-collateral values, and liquidation of the underlying real estate collateral is viewed as the primary source of repayment in the event of borrower default. Although commercial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default is often an insufficient source of repayment because equipment and other business assets may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial loan depends primarily on the creditworthiness of the borrower (and any guarantors), while liquidation of collateral is a secondary and often insufficient source of repayment.

Loan balances by internal credit quality indicator as of June 30, 2011 are shown below.
(In thousands)	Performing	Watch	Special Mention	Substandard	Total
Residential mortgage	$176,615	$1,782	$95	$3,120	$181,612
Nonresidential mortgage	59,633	1,017	602	2,608	63,860
Residential construction & land	3,718	---	---	13	3,731
Commercial construction	1,789	---	---	225	2,014
Multi-family	5,036	---	434	578	6,048
Home equity	25,446	64	---	49	25,559
Consumer installment	3,960	7	---	41	4,008
Commercial loans	17,149	274	680	685	18,788
Total gross loans	$293,346	$3,144	$1,811	$7,319	$305,620

Loan balances by internal credit quality indicator as of June 30, 2010 are shown below.
(In thousands)	Performing	Watch	Special Mention	Substandard	Total
Residential mortgage	$178,851	$1,591	$97	$1,986	$182,525
Nonresidential mortgage	50,343	740	2,408	1,095	54,586
Residential construction & land	6,688	---	---	13	6,701
Commercial construction	2,656	---	---	---	2,656
Multi-family	5,441	---	---	594	6,035
Home equity	26,300	105	---	197	26,602
Consumer installment	4,249	18	---	18	4,285
Commercial loans	14,253	717	837	3	15,810
Total gross loans	$288,781	$3,171	$3,342	$3,906	$299,200

The Company had no loans classified Doubtful or Loss at June 30, 2011 or 2010.

Nonaccrual Loans

Management places loans, including impaired loans, on nonaccrual status when it is specifically determined to be impaired or when principal and interest have become 90 days or more delinquent.  Nonaccrual is defined as a loan in which collectability is questionable and therefore interest on the loan will no longer be recognized on an accrual basis.  A loan is not placed back on accrual status until the borrower has demonstrated the ability and willingness to make timely payments on the loan.  A loan does not have to be 90 days delinquent in order to be classified as nonaccrual. Nonaccrual loans consisted primarily of loans secured by real estate at June 30, 2011.  While the Bank makes every reasonable effort to work with the borrowers to collect amounts due, the number of loans in process of foreclosure has grown substantially over the past several years.  This growth has been the result of adverse changes within the economy and increases in local unemployment.   The growth is also due in part to the extended length of time required to meet all of the legal requirements mandated by New York State law prior to a foreclosure sale, which may be in excess of two years.   Loans on nonaccrual status totaled $6.3 million at June 30, 2011 of which $3.0 million were in the process of foreclosure and an additional $1.0 million were making payments pursuant to forbearance agreements.  Under the forbearance agreement, each customer has made arrangements with the Bank to bring the loan current over a specified period of time (resulting in an insignificant delay in repayment).  During this period, the Bank has agreed not to continue foreclosure proceedings.  Of the remaining $2.3 million in nonaccrual loans, $1.6 million were less than 90 days past due, or were current at June 30, 2011, but have a recent history of delinquency greater than 90 days past due.   These loans will be returned to accrual status once they have demonstrated a history of timely payments.

The following table sets forth information regarding delinquent and/or nonaccrual loans as of June 30, 2011:
(In thousands)	30-59 days past due	60-89 days past due	More than 90 days past due	Total past due	Current	Total Loans	Loans on Non-accrual
Residential mortgage	$1,766	$1,292	$2,294	$5,352	$176,260	$181,612	$3,074
Nonresidential mortgage	1,163	687	1,799	3,649	60,211	63,860	2,171
Residential construction & land	---	---	13	13	3,718	3,731	13
Commercial construction	225	---	---	225	1,789	2,014	225
Multi-family	128	---	449	577	5,471	6,048	577
Home equity	168	64	43	275	25,284	25,559	49
Consumer installment	31	25	13	69	3,939	4,008	41
Commercial loans	69	546	82	697	18,091	18,788	144
Total gross loans	$3,550	$2,614	$4,693	$10,857	$294,763	$305,620	$6,294

The following table sets forth information regarding delinquent and/or nonaccrual loans as of June 30, 2010:
(In thousands)	30-59 days past due	60-89 days past due	More than 90 days past due	Total past due	Current	Total Loans	Loans on Non-accrual
Residential mortgage	$1,058	$1,093	$2,001	$4,152	$178,373	$182,525	$2,001
Nonresidential mortgage	701	377	1,095	2,173	52,413	54,586	1,095
Residential construction & land	---	---	13	13	6,688	6,701	13
Commercial construction	---	---	---	---	2,656	2,656	---
Multi-family	---	---	594	594	5,441	6,035	594
Home equity	17	9	197	223	26,379	26,602	197
Consumer installment	147	18	18	183	4,102	4,285	18
Commercial loans	28	271	3	302	15,508	15,810	3
Total gross loans	$1,951	$1,768	$3,921	$7,640	$291,560	$299,200	$3,921

The Bank of Greene County had no accruing loans delinquent more than 90 days as of June 30, 2011 or 2010.

The table below details additional information related to nonaccrual loans for the years ended June 30:

(In thousands)	2011	2010
Interest income that would have been recorded if loans had been performing in accordance with original terms	$529	$354
Interest income that was recorded on nonaccrual loans during the fiscal year ended	226	146

Impaired Loan Analysis

The Company identifies impaired loans and measures the impairment in accordance with FASB ASC subtopic “Receivables – Loan Impairment.”  Management may consider a loan impaired once it is classified as nonaccrual and when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring.  It should be noted that management does not evaluate all loans individually for impairment.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans as small, homogeneous loans, which are evaluated for impairment collectively based on historical loan experience and other factors.  In contrast, large commercial mortgage, construction, multi-family and business loans are reviewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreement.  The measurement of impaired loans is generally based on the fair value of the underlying collateral.  The majority of The Bank of Greene County loans, including most nonaccrual loans, are small homogenous loan types adequately supported by collateral.  As a result, the level of impaired loans may only be a portion of nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired, especially small homogenous loan types, due to collateral adequacy.  Management considers the payment status of loans in the process of evaluating the adequacy of the allowance for loan losses among other factors.  Loans that are either delinquent a minimum of 60 days or are on nonaccrual status, and are not individually considered impaired, are either designated as Special Mention or Substandard, and the allocation of the allowance for loan loss is based upon the risk associated with such designation.

The tables below detail additional information on impaired loans as of and for the periods indicated:

	As of June 30, 2011			For the year ended June 30, 2011
(In thousands)	Recorded Investment	Unpaid Principal	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgage	$213	$276	$---	$349	$4
Nonresidential mortgage	462	462	---	463	8
Total loans with no related allowance	675	738	---	812	12
With an allowance recorded:
Residential mortgage	46	46	2	46	1
Nonresidential mortgage	1,255	1,255	292	1,257	11
Multifamily	434	434	160	435	4
Commercial loans	500	500	12	500	7
Total loans with related allowance	2,235	2,235	466	2,238	23
Total impaired loans:
Residential mortgage	259	322	2	395	5
Nonresidential mortgage	1,717	1,717	292	1,720	19
Multifamily	434	434	160	435	4
Commercial loans	500	500	12	500	7
Total impaired loans	$2,910	$2,973	$466	$3,050	$35

	As of June 30, 2010			For the year ended June 30, 2010
(In thousands)	Recorded Investment	Unpaid Principal	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgage	$212	$276	$---	$212	$7

Total impaired loans	$212	$276	$---	$212	$7

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the losses inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions.  Such evaluation, which includes a review of identified loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, payment status of the loan, historical loan loss experience and other factors that warrant recognition in providing for the loan loss allowance.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review The Bank of Greene County’s allowance for loan losses.  Such agencies may require The Bank of Greene County to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.  The Bank of Greene County charges loans off against the allowance for credit losses when it becomes evident that a loan cannot be collected within a reasonable amount of time or that it will cost the Bank more than it will receive, and all possible avenues of repayment have been analyzed, including the potential of future cash flow, the value of the underlying collateral, and strength of any guarantors or co-borrowers.  Generally, consumer loans and smaller business loans (not secured by real estate) in excess of 90 days are charged-off against the allowance for loan losses, unless equitable arrangements are made.   For loans secured by real estate, a charge-off is recorded when it is determined that the collection of all or a portion of a loan will not occur and the amount of that loss can be reasonably estimated.

The following tables set forth the activity and allocation of the allowance for loan losses by loan category during and at the periods indicated.  The allowance is allocated to each loan category based on historical loss experience and economic conditions.

(In thousands)	Balance June 30, 2010	Charge-offs	Recoveries	Provision	Balance June 30, 2011
Residential mortgage	$1,427	$140	$---	$480	$1,767
Nonresidential mortgage	1,517	106	---	448	1,859
Residential construction & land	48	---	---	(21)	27
Commercial construction	49	---	---	40	89
Multi-family	223	200	---	87	410
Home equity	205	---	---	(19)	186
Consumer installment	120	232	95	220	203
Commercial loans	435	9	9	93	528
Total	$4,024	$687	$104	$1,628	$5,069

	Allowance for Loan Loss	Loans Receivable
	Ending Balance June 30, 2011 Impairment Analysis		Ending Balance June 30, 2011 Impairment Analysis
(In thousands)	Individually Evaluated	Collectively Evaluated	Individually Evaluated	Collectively Evaluated
Residential mortgage	$2	$1,765	$259	$181,353
Nonresidential mortgage	292	1,567	1,717	62,143
Residential construction & land	---	27	---	3,731
Commercial construction	---	89	---	2,014
Multi-family	160	250	434	5,614
Home equity	---	186	---	25,559
Consumer installment	---	203	---	4,008
Commercial loans	12	516	500	18,288
Total	$466	$4,603	$2,910	$302,710

(In thousands)	Balance June 30, 2009	Charge-offs	Recoveries	Provision	Balance June 30, 2010
Residential mortgage	$1,439	$149	$---	$137	$1,427
Nonresidential mortgage	1,226	230	20	501	1,517
Residential construction & land	44	---	---	4	48
Commercial construction	31	---	---	18	49
Multi-family	15	57	---	265	223
Home equity	221	---	---	(16)	205
Consumer installment	133	264	103	148	120
Commercial loans	311	110	18	216	435
Total	$3,420	$810	$141	$1,273	$4,024

The following tables continue to set forth the activity and allocation of the allowance for loan losses by loan category during and at the periods indicated.

	Allowance for Loan Loss	Loans Receivable
	Ending Balance June 30, 2010 Impairment Analysis		Ending Balance June 30, 2010 Impairment Analysis
(In thousands)	Individually Evaluated	Collectively Evaluated	Individually Evaluated	Collectively Evaluated
Residential mortgage	$---	$1,427	$---	$182,525
Nonresidential mortgage	---	1,517	212	54,374
Residential construction & land	---	48	---	6,701
Commercial construction	---	49	---	2,656
Multi-family	---	223	---	6,035
Home equity	---	205	---	26,602
Consumer installment	---	435	---	4,285
Commercial loans	---	120	---	15,810
Total	$---	$4,024	$212	$298,988

Note 5.  Premises and Equipment

A summary of premises and equipment at June 30, 2011 and 2010, is as follows:

(In thousands)	2011	2010
Land	$2,873	$2,871
Building and improvements	14,616	13,940
Furniture and equipment	6,509	5,847
Less: accumulated depreciation	(8,591)	(7,854)
Total premises and equipment	$15,407	$14,804

Note 6.  Deposits

Major classifications of deposits at June 30, 2011 and 2010 are summarized as follows:

(In thousands)	2011	2010

Noninterest bearing checking	$49,313	$44,239
Interest bearing deposits:
Certificates of deposit	91,549	96,909
Savings deposits	111,851	95,249
Money market deposits	73,795	63,899
NOW deposits	143,389	121,436
Total interest bearing deposits	420,584	377,493

Total deposits	$469,897	$421,732

Advance payments by borrowers for taxes and insurance totaling $4,299,000 and $4,281,000 at June 30, 2011 and 2010, respectively, are included in savings deposits.

Related party deposits are not material.

The following indicates the amount of certificates of deposit by time remaining to maturity as of June 30, 2011.
(In thousands)	3 months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

Certificates of deposit less than $100,000	$21,522	$16,558	$11,455	$13,248	$62,783
Certificates of deposit $100,000 or more	9,104	7,849	5,402	6,411	28,766
Total certificates of deposit	$30,626	$24,407	$16,857	$19,659	$91,549

Scheduled maturities of certificates of deposit at June 30, 2011 were as follows:
(In thousands)
Fiscal year end
2012	$71,890
2013	11,920
2014	5,284
2015	2,455
$91,549

Note 7.  Borrowings

At June 30, 2011, The Bank of Greene County had pledged approximately $162.7 million of its residential mortgage portfolio as collateral for borrowing at the FHLB.   The maximum amount of funding available from the FHLB through either overnight advances or term borrowings was $135.7 million at June 30, 2011, of which $14.3 million in overnight advances and $12.0 million in term borrowings were outstanding at June 30, 2011.   Interest rates on overnight borrowings are determined at the time of borrowing.  During the year ended June 30, 2011, $5.0 million in term borrowings matured and were repaid.   Term borrowings consisted of $7.0 million of fixed rate, fixed term advances with a weighted average rate of 3.49% and a weighted average maturity of 22 months.  The remaining $5.0 million borrowing, which carried a 3.64% interest rate and a maturity of 27 months at June 30, 2011, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the next interest payment date.

The Bank also pledges securities as collateral at the Federal Reserve Bank discount window for overnight borrowings.  At June 30, 2011, approximately $6.7 million of collateral was available to be pledged against potential borrowings at the Federal Reserve Bank discount window.  There were no balances outstanding with the Federal Reserve Bank at June 30, 2011.

Scheduled maturities of term borrowings at June 30, 2011 were as follows:
(In thousands)
Fiscal year end
2012	$3,000
2013	1,000
2014	6,000
2015	2,000
$12,000

On October 8, 2010, The Bank of Greene County established an unsecured line of credit with Atlantic Central Bankers Bank for $6.0 million.  The line of credit provides for overnight borrowing and the interest rate is determined at the time of the borrowing.  At June 30, 2011 and 2010 there were no balances outstanding with Atlantic Central Bankers Bank.

Note 8.  Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income as of June 30, 2011 and June 30, 2010 are presented in the following table:

(In thousands)
	June 30, 2011	June 30, 2010
Unrealized gains on available-for-sale securities, net of tax	$1,238	$1,841
Unrealized loss on securities transferred to held-to-maturity, net of tax	(70)	(116)
Net losses and past service liability for defined benefit plan, net of tax	(649)	(602)
Accumulated other comprehensive income	$519	$1,123

Note 9.  Employee Benefits Plans

Defined Benefit Pension Plan
The Bank of Greene County maintains a single-employer defined benefit pension plan.   Effective January 1, 2006, the Board of Directors of the Bank resolved to exclude from membership in the Pension Plan employees hired on or after January 1, 2006 and elected to cease additional benefit accruals to existing Pension Plan participants effective July 1, 2006.  Substantially all Bank employees who were hired before January 1, 2006 and attained the age of 21 are covered by the Pension Plan.  Under the Pension Plan, retirement benefits are primarily a function of both years of service and level of compensation, at July 1, 2006.   This defined benefit pension plan is accounted for in accordance with FASB ASC Topic 715 guidance on “Compensation – Retirement Benefits, Defined Benefit Plans – Pension”, which requires the Company to recognize in its consolidated financial statements an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Changes in the funded status of the single-employer defined benefit pension plan are reported as a component of other comprehensive income, net of applicable taxes, in the year in which changes occur.

Information regarding the single-employer defined benefit pension plan at June 30, 2011 and 2010 is as follows:

(In thousands)
Change in benefit obligation:	2011	2010
Benefit obligation at beginning of period	$3,920	$3,322
Interest cost	204	201
Actuarial (gain) loss	(27)	451
Benefits paid	(59)	(54)
Benefit obligation at June 30	$4,038	$3,920

Change in fair value of plan assets:
Fair value of plan assets at beginning of period	$3,251	$3,126
Actual return on plan assets	86	179
Employer contributions	40	---
Benefits paid	(59)	(54)
Fair value of plan assets at June 30	$3,318	$3,251
Underfunded status at June 30	$720	$669

Net periodic pension (income) expense is comprised of the following for the year ended June 30, 2011 and 2010:

(In thousands)	2011	2010
Interest cost	$204	$201
Expected return on plan assets	(221)	(213)
Amortization of net loss	31	9
Net periodic pension (income) expense	$14	$(3)

The accumulated benefit obligation for the pension plan was $4.0 million and $3.9 million at June 30, 2011 and 2010, respectively.

Changes in plan assets and benefit obligations recognized in other comprehensive income during 2011 and 2010 consisted of the following:

(In thousands)	2011	2010
Actuarial loss on plan assets and benefit obligations	$76	$476
Deferred tax benefit	29	183
Net change in plan assets and benefit obligations recognized in other comprehensive income	$47	$293

The principal actuarial assumptions used were as follows:

Projected benefit obligation:	2011	2010
Discount rate	5.48%	5.34%
Net periodic pension income:
Amortization period, in years	18	19
Discount rate	5.34%	6.21%
Expected long-term rate of return on plan assets	7.00%	7.00%

The discount rate used in the measurement of the Company’s pension obligation is based on the Citigroup Pension Liability Index based on expected benefit payments of the plan. The discount rates are evaluated at each measurement date to give effect to changes in the general interest rates. The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.  The selected rate considers the historical and expected future investment trends of the present and expected assets in the plan.  Since this is a frozen plan the compensation rate is zero percent.

Amounts recognized in our consolidated statements of financial condition related to our pension plan for the years ended June 30, are as follows:

(In thousands)
Other liabilities:	2011	2010
Projected benefit obligation in excess of fair value of pension plan	$720	$669

Accumulated other comprehensive loss, net of taxes:
Pension plan	$649	$602

The weighted average asset allocation and fair value of our funded pension plan at June 30, 2011 and 2010 was as follows:

(Dollars In thousands)	2011		2010
	Fair Value		Fair Value
Money market accounts	$5	0.2%	$140	4.3%
Mutual funds	3,313	99.8%	3,111	95.7%
Total plan assets	$3,318	100.0%	$3,251	100.0%

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

The amortization of accumulated other comprehensive income associated with the single employer defined benefit pension plan for fiscal 2012 is expected to be about $36,000.

Expected benefit payments under the pension plan over the next ten years at June 30, 2011 are as follows

(In thousands):
2012	$ 200
2013	201
2014	200
2015	200
2016	200
2017-2021	1,294

Defined Contribution Plan
The Bank of Greene County also participates in a multi-employer, defined contribution plan (the “Contribution Plan”) covering substantially all employees who have completed three months of service.  The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code.  The provisions permit employees to contribute up to 25% of their total compensation on a pre-tax basis.    Effective January 1, 2007, The Bank of Greene County matched the employee contributions dollar for dollar for the first 3% and then 50% of the employee contributions up to the next 3%.  Company contributions associated with the plan amounted to $186,000 and $185,000 in fiscal 2011 and 2010, respectively.

ESOP

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP.  Initially, acquisitions of unearned ESOP shares by The Bank of Greene County were funded internally through a borrowing from Greene County Bancorp, Inc., which was repayable annually with interest at the Prime Rate over ten years.  Shares were committed for release upon repayment of the borrowing and were allocated to participants based on compensation.  This loan was paid in full in June 2008 and the final allocation of shares originally purchased from the loan funds was allocated as of December 2008 to qualifying participants.  Participant’s benefits become fully vested after five years of service.  During the years ended June 30, 2011 and 2010, the Board of Directors authorized the payment of $72,000 to the ESOP trustee for the purposes of purchasing additional shares of stock to be allocated to employees as of December 2011 and 2010, respectively.   ESOP expense was $72,000 and $72,000 for the years ended June 30, 2011 and 2010, respectively.  There were no unearned shares at June 30, 2011 or 2010.

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

The net periodic pension costs related to the SERP for the year ended June 30, 2011 was $53,000 consisting primarily of service costs.  Interest costs associated with this plan were not material for the year ended June 30, 2011.

Note 10. Stock-based Compensation Plans

Stock Option Plan

On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan (“2000 Option Plan”), which authorized the Board of Directors to grant up to 181,898 shares of Common Stock.  On March 28, 2000, the Board of Directors granted 181,880 options to buy stock under the 2000 Option Plan at an exercise price of $3.94, the fair value of the stock on that date.  These options had a 10-year term and vested ratably over the 5-year vesting period.    On March 19, 2002, the Board of Directors granted 12,000 options that were previously forfeited by a former employee.  These options have an exercise price of $9.20, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter, and a term of 10 years.  During the fiscal year ended June 30, 2010, Greene County Bancorp, Inc. issued 15,730 shares from treasury stock for options exercised under the 2000 Option Plan and 9,180 options expired.  During the fiscal year ended June 30, 2011, Greene County Bancorp, Inc. issued the remaining 7,250 shares from treasury stock for options exercised under the 2000 Option Plan.

On July 29, 2008, shareholders approved the Greene County Bancorp, Inc. 2008 stock-based compensation plan (the “2008 Option Plan”) which allows the Company to issue up to 180,000 options and stock appreciation rights.  On August 19, 2008, the Board of Directors granted 164,500 options and stock appreciation rights (in tandem) to buy stock under the 2008 Option Plan at an exercise price of $12.50, the fair value of the stock on that date.  These options have a 10-year term and vest over a minimum of a three year period which is contingent upon meeting specific earnings performance goals. The fair value of each share option grant under the 2008 Option Plan was estimated on the date of grant to be $4.06 using the Black-Scholes option pricing model and assumed that performance goals would be achieved.   If such goals are not met, no compensation cost will be recognized and any recognized compensation cost will be reversed.   The assumptions used in the Black-Scholes option pricing model as of the grant date were as follows:

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

The Company recognized $223,000 and $224,000 in compensation costs and related income tax benefit of $23,000 and $23,000 related to the 2008 Option Plan during each of the fiscal years ended June 30, 2011 and 2010, respectively.  At June 30, 2011, there was $17,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of one month.

A summary of the Company’s stock option activity and related information for its option plans for the fiscal years ended June 30, 2011 and 2010 is as follows:

	2011		2010
		Weighted Average		Weighted Average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	171,750	$12.36	196,660	$11.33
Options granted	---	---	---	---
Exercised	(26,916)	$11.61	(15,730)	$4.36
Expired	---	---	(9,180)	$3.94
Outstanding at end of year	144,834	$12.50	171,750	$12.36
Exercisable at end of year	144,834	$12.50	116,920	$12.30

The following table presents stock options outstanding and exercisable at June 30, 2011:

Options Outstanding and Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$12.50	144,834	7.25	$12.50
Total	144,834		$12.50

The total intrinsic value of the options outstanding and exercisable at June 30, 2011 was approximately $752,000.  The total intrinsic value of the options exercised during the years ended June 30, 2011 and 2010 was approximately $160,000 and $165,000, respectively.  The Company had no non-vested options outstanding at June 30, 2011 and 54,830 non-vested options outstanding at June 30, 2010.

Phantom Stock Option Plan and Long-term Incentive Plan

Greene County Bancorp, Inc. (the “Company”) entered into the Greene County Bancorp, Inc. 2011 Phantom Stock Option and Long-term Incentive Plan (the “Plan”), effective as of July 1, 2011, to promote the long-term financial success of the Company and its subsidiaries by providing a means to attract, retain and reward individuals who contribute to such success and to further align their interests with those of the Company’s shareholders.  The Plan is intended to provide benefits to employees and directors of the Company or any subsidiary as designated by the Compensation Committee of the Board of Directors of the Company (“Committee”).   A total of 900,000 phantom stock options will be available for awards under the Plan.  A phantom stock option represents the right to receive a cash payment on the date the award vests equal to the positive difference between the strike price on the grant date and the book value of a share of the Company stock on the determination date.  The determination date is the last day of the plan year at the end of the third year after the grant date of the award, unless otherwise specified by the Committee.  The strike price will be the price established by the Committee, which will not be less than 100% of the book value of a share on a specified date, as determined under generally accepted accounting principles (GAAP) as of the last day of the quarter ending on or immediately preceding the valuation date with adjustments made, in the sole discretion of the Committee, to exclude accumulated other comprehensive income.  Since the Plan was not effective until July 1, 2011, there was no impact on the current or prior fiscal year consolidated results of operations or financial position.

Note 11. Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2011	$5,291,000
Basic		4,134,736	$1.28
Effect of dilutive stock options		30,494	(0.01)
Diluted		4,165,230	$1.27

Fiscal year ended
June 30, 2010	$4,885,000
Basic		4,112,232	$1.19
Effect of dilutive stock options		22,609	(0.01)
Diluted		4,134,841	$1.18

Note 12.  Income Taxes

The provision for income taxes consists of the following for the fiscal years ended June 30:

(In thousands)	2011	2010
Current:
Federal	$2,291	$1,406
State	581	439
Total current	2,872	1,845
Deferred	(140)	719
Total income tax expense	$2,732	$2,564

The effective tax rate differs from the federal statutory rate as follows for fiscal years ended June 30:

	2011	2010
Tax based on federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	2.46	2.00
Tax-exempt income	(5.32)	(5.02)
Other, net	2.91	3.44
Total income tax expense	34.05%	34.42%

The components of the deferred tax assets and liabilities at June 30 were as follows:

(In thousands)	2011	2010
Deferred tax assets:
Allowance for loan losses	$1,961	$1,556
Pension benefits	278	259
Other	291	210
Total deferred tax assets	2,530	2,025

Deferred tax liabilities:
Depreciation	1,598	1,300
Loan costs	364	327
Unrealized gains on investment available for sale	737	1,088
Total deferred tax liabilities	2,699	2,715
Net deferred tax liability	$(169)	$(690)

Income tax accounting guidance results in two components of income tax expense: current and deferred.  Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.  The Company determines deferred income taxes using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions if it is more likely than not, based on technical merits, that the tax position will be realized or sustained upon examination.  The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any.  A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.  The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgments.

The Company recognizes interest and penalties on income taxes, if any, as a component of the provision for income taxes.

As of June 30, 2011 and 2010, the Company did not have any uncertain tax positions.  The Company does not expect to have any changes in unrecognized tax benefits as a result of settlements with taxing authorities during the next twelve months.  As of June 30, 2011, tax years ended June 30, 2007 through June 30, 2010 remain open and are subject to Federal and State taxing authority examination.

Note 13.  Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying consolidated financial statements.

The Bank of Greene County’s unfunded loan commitments are as follows at June 30, 2011 and 2010:

(In thousands)	2011	2010
Commercial mortgage loan commitments	$4,666	$4,423
Residential mortgage loan commitments	3,274	2,739
Construction and land loan commitments	1,065	3,234
Unused portion of overdraft lines of credit	726	695
Unused portion of home equity lines of credit	8,429	8,766
Unused portion of commercial lines of credit	5,997	6,940
Commercial loan commitments	776	780
Total commitments	$24,933	$27,577

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

Note 14. Operating Leases

The Bank of Greene County has non-cancelable lease commitments for three branch locations.  Under these leases we are obligated for real estate taxes, insurance and maintenance expenses.  Total lease expense was $67,000 and $63,000 for the years ended June 30, 2011 and 2010, respectively.   Minimum non-cancelable lease commitments for future years ending June 30 are as follows:

(In thousands)
Fiscal year end	Annual Lease Payments
2012	$65
2013	58
2014	53
2015	46
2016	41
Thereafter	20
Total payments	$283

Note 15.  Concentrations of Credit Risk

The Bank of Greene County grants residential, consumer and commercial loans to customers primarily located in Greene County, New York.  Over the last several years the Company has emphasized expansion into new markets in southern Albany and Columbia counties.  Although The Bank of Greene County has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon employment and other economic factors throughout Greene and its contiguous counties.

Note 16.  Fair Value Measurements and Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of June 30, 2011 and 2010 and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

The FASB ASC Topic on “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:
		Fair Value Measurements Using
	June	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	30, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
U.S. Government sponsored enterprises	$25,703	$---	$25,703	$---
State and political subdivisions	7,062	---	7,062	---
Mortgage-backed securities-residential	28,914	20,842	8,072	---
Mortgage-backed securities-multi-family	21,096	21,096	---	---
Asset-backed securities	23	23	---	---
Corporate debt securities	7,206	7,206	---	---
Equity securities	113	113	---	---
Securities available-for-sale	$90,117	$49,280	$40,837	$---

		Fair Value Measurements Using
	June	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	30, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
U.S. Government sponsored enterprises	$22,176	$---	$22,176	$---
State and political subdivisions	8,749	---	8,749	---
Mortgage-backed securities-residential	25,883	19,108	6,775	---
Mortgage-backed securities-multi-family	25,932	25,932	---	---
Asset-backed securities	32	32	---	---
Corporate debt securities	6,931	6,931	---	---
Equity securities	102	102	---	---
Securities available-for-sale	$89,805	$52,105	$37,700	$---

Certain investments that are actively traded and have quoted market prices have been classified as Level 1 valuations.  Other available-for-sale investment securities have been valued by reference to prices for similar securities or through model-based techniques in which all significant inputs are observable and, therefore, such valuations have been classified as Level 2.   There were no transfers between fair value Level 1 and 2 for the years ended June 30, 2011 and 2010.

In addition to disclosures of the fair value of assets on a recurring basis, FASB ASC Topic on “Fair Value Measurements and Disclosures” requires disclosures for assets and liabilities measured at fair value on a nonrecurring basis, such as impaired assets, in the period in which a re-measurement at fair value is performed.  Loans are generally not recorded at fair value on a recurring basis unless they are impaired. Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated as required by the “Receivables –Loan Impairment” subtopic of the FASB ASC when establishing the allowance for credit losses.  Impaired loans are those loans for which the Company has re-measured impairment generally based on the fair value of the underlying collateral supporting the loan and, as a result, the carrying value of the loan less the calculated valuation amount does not necessarily represent the fair value of the loan.  Real estate collateral is typically valued using independent appraisals or other indications of value based on recent comparable sales of similar properties or assumptions generally observable in the marketplace and the related nonrecurring fair value measurement adjustments have generally been classified as Level 3. Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3.  At June 30, 2011, loans subject to nonrecurring fair value measurement had a gross carrying amount of $2.2 million and fair value of $1.8 million, and consisted of two residential mortgage loans, six nonresidential mortgage loans, one multifamily loan and one commercial loan.  At June 30, 2010, loans subject to nonrecurring fair value measurement had a gross carrying amount and fair value of $212,000, and consisted of one mortgage loan which was modified in a troubled debt restructuring.  Change in fair value of each of the impaired loans for the year ended June 30, 2011 was immaterial.  During the year ended June 30, 2011, one residential mortgage loan was transferred to foreclosed real estate at its fair value of $363,000, and one nonresidential mortgage loan was transferred at its fair value of $80,000.  No other financial assets or liabilities were re-measured during the year on a nonrecurring basis.

The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents, long term certificate of deposits, accrued interest receivable and accrued interest payable approximate their fair values.  Fair values of securities are based on quoted market prices (Level 1), where available, or matrix pricing (Level 2), which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.  The carrying amount of Federal Home Loan Bank stock approximates fair value.  Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying value.  Fair value for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.  Fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date.  The carrying amounts for variable rate money market deposits approximate fair values at the reporting date.  Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered in the market on similar certificates.  Fair value for Federal Home Loan Bank long term borrowings are estimated using discounted cash flows and interest rates currently being offered on similar borrowings.  The carrying value of short-term Federal Home Loan Bank borrowings approximates its fair value.

The fair value of commitments to extend credit is estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers.  At June 30, 2011 and 2010, the estimated fair values of these off-balance sheet financial instruments were immaterial, and are therefore excluded from the table below.  The carrying amounts and estimated fair value of financial instruments are as follows:

(In thousands)	June 30, 2011		June 30, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$9,966	$9,966	$9,643	$9,643
Long term certificate of deposit	---	---	1,000	1,000
Securities available-for-sale	90,117	90,117	89,805	89,805
Securities held-to-maturity	124,177	126,205	77,520	78,982
Federal Home Loan Bank stock	1,916	1,916	1,866	1,866
Net loans	301,046	309,567	295,582	300,395
Accrued interest receivable	2,716	2,716	2,731	2,731
Deposits	469,897	470,444	421,732	422,693
Federal Home Loan Bank borrowings	26,300	26,941	26,100	26,791
Accrued interest payable	98	98	109	109

Note 17.  Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County and Greene County Commercial Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital to risk-weighted assets (as defined by regulations), of Tier 1 capital to assets (as defined), and of tangible capital to tangible assets (as defined).  Management believes, as of June 30, 2011, that The Bank of Greene County and Greene County Commercial Bank meet all capital adequacy requirements to which they are subject.

					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
(Dollars In thousands)	Actual
The Bank of Greene County	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2011:

Total capital (to risk weighted assets)	$48,873	17.0%	$22,957	8.0%	$28,697	10.0%
Tier 1 capital (to risk weighted assets)	45,269	15.8	11,479	4.0	17,218	6.0
Tier 1 capital (to adjusted assets)	45,269	8.3	16,370	3.0	27,283	5.0
Tangible capital (to tangible assets)	45,269	8.3	8,185	1.5	---	---

As of June 30, 2010:

Total capital (to risk weighted assets)	$44,684	16.5%	$21,626	8.0%	$27,033	10.0%
Tier 1 capital (to risk weighted assets)	41,297	15.3	10,813	4.0	16,220	6.0
Tier 1 capital (to adjusted assets)	41,297	8.4	14,768	3.0	24,614	5.0
Tangible capital (to tangible assets)	41,297	8.4	7,384	1.5	---	---

Greene County Commercial Bank

As of June 30, 2011:

Total capital (to risk weighted assets)	$14,053	46.7%	$2,406	8.0%	$3,008	10.0%
Tier 1 capital (to risk weighted assets)	$14,053	46.7	1,203	4.0	1,805	6.0
Tier 1 capital (to average assets)	$14,053	8.4	6,671	4.0	8,339	5.0

As of June 30, 2010:

Total capital (to risk weighted assets)	$11,792	36.6%	$2,575	8.0%	$3,218	10.0%
Tier 1 capital (to risk weighted assets)	$11,792	36.6	1,287	4.0	1,931	6.0
Tier 1 capital (to average assets)	$11,792	10.9	4,315	4.0	5,394	5.0

Note 18.  Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial position and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2011 and 2010.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
(In thousands)

	June 30,
ASSETS	2011	2010
Cash and cash equivalents	$2,324	$1,616
Investment in subsidiaries	45,788	42,419
State and political subdivision securities, at fair value	---	502
Accrued interest receivable	---	7
Prepaid expenses and other assets	14	14
Total assets	$48,126	$44,558

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	$45	$55
Total shareholders’ equity	48,081	44,503
Total liabilities and shareholders’ equity	$48,126	$44,558

Greene County Bancorp, Inc.
Condensed Statements of Income
(In thousands)
	Years Ended June 30,
	2011	2010
Income:
Equity in undistributed net income of subsidiaries	$3,972	$5,029
Dividend from subsidiary	1,500	---
Tax exempt securities interest	2	19
Interest bearing deposits and federal funds sold interest	3	7
Total income	$5,477	$5,055

Operating expenses:
Legal fees	79	62
Other	107	108
Total operating expenses	186	170

Net income	$5,291	$4,885

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
(In thousands)

	Years Ended June 30
	2011	2010
Cash flows from operating activities:
Net Income	$5,291	$4,885
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiaries	(3,972)	(5,029)
Stock option compensation	223	224
Excess tax benefit from share-based payment arrangements	(3)	---
Net amortization of discounts and premiums	---	4
Net decrease in accrued interest receivable, prepaid expenses
and other assets	7	---
Net (decrease) increase in total liabilities	(6)	3
Net cash provided by operating activities	1,540	87

Cash flow from investing activities:
Proceeds from maturities of securities	500	362
Purchases of securities and other investments	---	---
Net cash provided by investing activities	500	362

Cash flows from financing activities:
Payment of cash dividends	(1,647)	(1,238)
Proceeds from exercise of stock options	312	37
Excess tax benefit from share-based payment arrangements	3	---
Net cash used in financing activities	(1,332)	(1,201)

Net increase (decrease) in cash and cash equivalents	708	(752)

Cash and cash equivalents at beginning of period	1,616	2,368

Cash and cash equivalents at end of period	$2,324	$1,616

Note 19.  Subsequent events

On July 20, 2011, the Board of Directors declared a quarterly dividend of $0.175 per share of Greene County Bancorp, Inc.’s common stock.  The dividend reflected an annual cash dividend rate of $0.70 per share, was unchanged from the dividend declared during the previous quarter. The dividend will be payable to stockholders of record as of August 15, 2011, and will be paid on September 1, 2011.  It should be noted that Greene County Bancorp, Inc.’s mutual holding company continued to waive receipt of dividends for the current period.

In June 2011, Greene Properties Holding, Ltd. was formed as a New York corporation that has elected under the Internal Revenue Code to be a real estate investment trust.  Greene Properties Holding, Ltd. is a subsidiary of The Bank of Greene County.  Certain mortgages and notes currently held by The Bank of Greene County will be transferred and beneficially owned by Greene Property Holding, Ltd. once all regulatory approvals are received.  The Bank of Greene County will continue to service these loans.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. on November 5, 2011, at Columbia-Greene Community College, located at 4400 Route 23, Hudson, NY 12534.

Stock Listing
The NASDAQ Capital Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

Independent Auditors
ParenteBeard LLC
320W Market Street, 6th Floor
P.O. Box 625
Harrisburg, PA 17108-0625

Transfer Agent and Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
800-962-4284

Annual Report on Form 10-K
A copy of Greene County Bancorp, Inc.’s Form 10-K for the fiscal year ended June 30, 2011, will be furnished without charge to shareholders upon written request to:

Secretary
Greene County Bancorp, Inc.
302 Main Street
P.O. Box 470
Catskill, New York 12414

Branch and Office Locations
Catskill
P.O. Box 470
425 Main Street
Catskill, NY 12414
Telephone: 518-943-3700
Fax: 518-943-3756

Catskill Commons
100 Catskill Commons
Catskill, NY 12414
Telephone: 518-719-8060
Fax: 518-719-8063

Cairo
230 Matthew Simons Road
Cairo, NY 12413
Telephone: 518-622-2662
Fax: 518-622-2663

Coxsackie
2 Technology Drive
Coxsackie, NY 12051
Telephone: 518-731-2731
Fax: 518-731-2733

Chatham
2631 Route 66
Ghent, NY 12075
Telephone: 518-392-9600
Fax: 518-392-9660

Germantown
4266 State Route 9G
Germantown, NY
Telephone:  (518) 537-5596
Fax:  (518) 537-5597

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