Form 10-K, Exhibit 13
period 2012-06-30
GREENE COUNTY BANCORP INC
filed 2012-09-28
CIK 1070524

GREENE COUNTY BANCORP, INC.
2012 ANNUAL REPORT

ABOUT OUR COMPANY

Greene County Bancorp, Inc. is the parent company of The Bank of Greene County and its subsidiary, Greene County Commercial Bank.  The Company’s consolidated assets as of June 30, 2012, were $590.7 million.

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

The Bank serves Greene, Albany and Columbia counties in New York State through administrative and lending/operations centers in Catskill, and twelve banking offices in Catskill-Main Street, Catskill-Commons, Cairo, Chatham, Coxsackie, Germantown, Greenport, Greenville, Hudson, Ravena-Coeymans, Tannersville and Westerlo.  As part of its mission, the Bank tries to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

GREENE COUNTY BANCORP, INC. / SHAREHOLDER LETTER
RISING TIDES [Picture of Hudson-Athens Lighthouse]

TO OUR SHAREHOLDERS

The expression A RISING TIDE LIFTS ALL BOATS commonly describes the notion that when an economy performs well, all the people benefit. Well, it’s no secret that the national economy hasn’t lifted many boats in recent years.

But on a small scale, Greene County Bancorp, Inc. (The Company) and some of its business partners have been “rising tides” in their own right – working hard to succeed, and at the same time positively impacting the lives of people in local communities.

In fact, The Bank posted record high earnings for the fourth consecutive year in fiscal 2012. We also achieved record high levels of deposits, loans, assets and capital for the fourth straight year. All of this follows a 10-year period of solid performance for which we were recognized as one of the nation’s most profitable banks (see KBW ranking page 4).

Many of our small-business customers have prospered over the years as well, creating jobs and other local benefits.. Neighbors helping neighbors has been a cornerstone of our success – and theirs.

So in addition to presenting our fiscal 2012 results, this year’s annual report introduces you to a few of our long-term customers, and describes how they’ve helped “lift a few boats” of their own.

RECORD EARNINGS HIGHLIGHT 2012
FINANCIAL & BUSINESS PERFORMANCE

Net income for fiscal year 2012 was a record $5.8 million, compared to $5.3 million the prior year, an increase of 10.2%. Total assets reached a record high of $590.7 million at June 30, 2012, an increase of $43.2 million, or 7.9%, over $547.5 million at the end of June 2011.

Solid performance throughout the Company contributed to these noteworthy results. Net interest income increased $1.1 million to $20.8 million for fiscal year 2012, up from $19.7 million the prior year.

Our long-term investment in people, upgraded facilities, new products and technology continued in 2012, helping us grow efficiently and improving the bottom line. We reduced our ratio of noninterest expenses to average assets again this year. The ratio finished at 2.73% for fiscal year-end 2012, versus 2.78% for fiscal year-end 2011. We also improved our efficiency ratio to 59.80% for fiscal year-end 2012, versus 60.62% for the year ended June 30, 2011.

Our lending department continued to excel by building new relationships and expanding existing ones. Both our commercial and residential loan portfolios grew despite a sluggish economy. Net loans outstanding totaled $326.7 million at June 30, 2012, an increase of $25.7 million, or 8.5%, over the prior year-end’s $301.0 million.

As the loan portfolio grows, we continue to closely monitor asset quality and adjust our allowance for loan losses when necessary. The provision for loan losses amounted to $1.8 million and $1.6 million for the years ended June 30, 2012 and 2011, respectively, an increase of $156,000, or 9.6%. The allowance for loan losses to total loans receivable was 1.86% as of June 30, 2012, compared to 1.66% at June 30, 2011. Nonperforming loans to total loans were 2.15% and 2.09% at June 30, 2012 and 2011, respectively.

In addition to growing loans, our investment portfolio increased to $233.9 million at the end of fiscal 2012, up $19.6 million from $214.3 million at the end of fiscal year 2011.

Increased deposits were the primary funding source for both our loan and investment portfolio growth. At June 30, 2012 and 2011, total deposits were $511.9 million and $469.9 million, respectively, an increase of $42.0 million.

We remain focused on our long-term strategy of growing core deposits across our three primary lines of business – retail, commercial and municipal banking. Core deposits constituted over 85.0% of total deposits at the end of fiscal 2012.

The Company’s capital ratios remained strong, with total shareholders’ equity of $52.7 million at June 30, 2012, representing 8.9% of total assets.

FINANCIAL HIGHLIGHTS

	At or for the Years Ended June 30,

(In thousands)	2012	2011	2010	2009	2008
Total assets	$590,656	$547,525	$495,323	$460,536	$379,608
Loans receivable, net	326,751	301,046	295,582	267,902	238,440
Securities available-for-sale	87,528	90,117	89,805	98,271	96,692
Securities held-to-maturity	146,389	124,177	77,520	63,336	15,457
Deposits	511,937	469,897	421,732	398,729	321,431
Shareholders’ equity	52,664	48,081	44,503	40,264	36,267
Net interest income	20,758	19,713	17,717	15,730	12,190
Provision for loan losses	1,784	1,628	1,273	2,018	581
Total noninterest income	4,850	4,793	4,614	6,097	4,577
Total noninterest expense	15,314	14,855	13,609	13,557	12,301
Provision for income taxes	2,680	2,732	2,564	2,167	1,165
Net income	5,830	5,291	4,885	4,085	2,720
[NET INCOME CHART]  [NET LOANS CHART]  [NET DEPOSITS CHART]

RECOGNITION FOR A DECADE OF SOLID PERFORMANCE
Topping our list of awards and recognitions, Greene County Bancorp, Inc. earned a spot on the 2011 KBW Bank Honor Roll for exceptional financial performance over a 10-year period. Investment banking firm KBW selected honor roll winners from publicly traded banking institutions with more than $500 million in assets. Winners must meet the following three conditions, all before extraordinary items are considered:
1)	No annual loss in net income per share reported over the past 10 years;
2)	2011 annual net income per share that is equal to or greater than the peak net income per share reported over the past 10 years; and
3)	Consecutive increases in net income per share since 2009.

In making the honor roll for the first time, The Company joined the ranks of financial heavyweights such as JPMorgan Chase & Co. and Wells Fargo & Co. While our community bank strategies are of course very different from those of these large institutions, we’re proud that we can compete at such a high level.

We’re also proud of these other recognitions and ratings:

American Banker – Top 200 Community Banks. For the third consecutive year, American Banker magazine (formerly USBanker) ranked us among the top community banks with less than $2 billion in assets (at December 31, 2011) by average return on equity for the three years ended December 31, 2009, 2010 and 2011.

BauerFinancial, Inc. – 5-Star Superior Rating. Both The Bank of Greene County and Greene County Commercial Bank earned top “5-Star Superior” ratings for financial strength and safety from BauerFinancial, Inc., the nation’s leading independent bank research firm.
[American Banker Cover page and BAUERFINANCIAL FIVE STAR LOGO]

CAPITAL STRATEGIES
We continue to evaluate various long-term uses for capital. Among them, we consider opportunities for acquiring other banks and or bank branches on a regular basis. We did not identify any such opportunities in fiscal 2012 that we believed would be in the best interest of our shareholders.

Instead, as in 2011, we focused on other aspects of our long-term strategy: infrastructure upgrades, organic growth combined with new branch growth, review of additional common stock buybacks and continuing cash dividends.

OUR THANKS AND BEST WISHES TO BRUCE WHITTAKER
J. Bruce Whittaker, longtime director and former President and CEO of Greene County Bancorp, Inc., will retire from the Board of Directors at its annual meeting in November 2012. Mr. Whittaker has served the Company for a total of 40 years – 20 as President and CEO and the last 25 as a member of the Board.
In recognition of his unprecedented tenure and ongoing value as an advisor, the Board appointed Mr. Whittaker to continue on as a non-voting Director Emeritus after his retirement.

Four decades of service to one organization is truly remarkable in today’s business world. We are grateful for Bruce’s insight, wisdom and dedication, and wish him well.
[PHOTO BRUCE WHITTAKER]

NEW ADVISORY BOARD ESTABLISHED
In June 2012 we formed a new community advisory board. Its purpose is to provide our Board of Directors and senior management with recommendations on how we can better serve local communities.

The new advisory board members are: Dr. Nicolette Sacco-Brown, OD, owner of the Family Eyecare Center; Ronald W. Teator, owner of Crossroads Ford; Pamela T. Hassett, CFO and COO of EmUrgentCare, PLLC; David J. Crawford, President and Founder of Crawford Associates Engineering & Land Surveying, PC; Sean M. Byrne, Esq., President of Newgrange Enterprises; and James R. Campion, President of Columbia-Greene Community College.

We believe this special collection of individuals, with their unique knowledge, perspective and skills, will immediately contribute to our Company in meaningful ways.

CONTINUING OUR TRADITION OF GIVING BACK
While investors typically value companies based on performance and growth potential, today more and more are factoring in a company’s commitment to and involvement in its communities. This is especially true for a community-based organization like ours.

The Bank of Greene County Charitable Foundation contributed over $70,000 to more than 100 local non-profit organizations in fiscal 2012. Since 1998, the foundation has distributed over $650,000 in support of education, health and wellness, social and civic services, and cultural, arts and recreation programs. We understand that when we help improve the quality of life in our communities, we indirectly improve the quality of your investment.

JOIN US AT THE ANNUAL MEETING
As always, we thank our shareholders for their ongoing support, and look forward to working together in the years ahead. Shareholders are invited to join us when we further review the Company’s results and initiatives at the Annual Shareholder Meeting Brunch, which will be held at 10 am on Saturday, November 3, 2012, at Columbia-Greene Community College in Hudson, NY.

While past performance – however long its duration – cannot guarantee future results, we firmly believe the Company is well positioned for continued success. We are proud of our accomplishments over the last year, and optimistic about our ability to remain among the ranks of the nation’s highest-performing financial firms. Thank you for your investment in Greene County Bancorp, Inc.

Sincerely,

/s/ Donald E. Gibson
Donald E. Gibson
President & Chief Executive Officer

PORT OF CALL
Washed Out, But Never Washed Up
When owner Frank Guido talks about the success of his waterfront restaurant in Catskill, NY, he rattles off the names of employees as if they were family. And in his mind, that’s exactly what they are.  Those names kept running through Frank’s head while he thought about what to do after Tropical Storm Irene destroyed his docks, building and inventory in August 2011.  “We had about five feet of water in the entire building,” Frank said. “We thought we might be able to clean it and save it. But when we had some engineers, architects and the Board of Health come through, it became clear we had to just demolish it.”  “It was devastating…I was 65 years old, and I thought maybe I might throw in the towel,” he said. “Well, I only thought about that for 30 seconds – because I’m not a quitter, and I have some very good people that I wanted to keep on board.”  Friends, family, the county and The Bank of Greene County rushed to Frank’s aid. The Bank, which already held a mortgage on the property, extended a line of credit and offered interest-only payments on his loan.  “Frank needed time to regroup,” said Perry Lasher, Vice President for Commercial Lending at the Bank. “Given his long track record of success operating restaurants in Catskill and Kingston, we knew he could get through this.”  Initially, Frank received an estimate of $300,000 to demolish and rebuild. But the total cost ended up closer to $1 million, which he raised through a combination of federal insurance money, Small Business Administration loans, county loans and financing from the Bank. “The Bank of Greene County is still my main creditor. They were there all the time and were very, very cooperative,” Frank said.  The reinvented restaurant features improved docks and a new second-story deck with a panoramic view of the Catskill Creek and Hudson River. The once seasonal facility can now remain open year-round. “We went from 25 employees to 35, and hopefully we can keep most of them working over the winter,” Frank said. “That’s one of the main reasons I wanted to reopen. These are very loyal people who depend on this place, and I want be loyal to them.”  Frank is also very loyal to the Bank. “Over the six months I was closed after the storm, money just stopped coming in. The Bank was right there with short-term loans, help with all the paperwork…they never hesitated,” he said. “I never thought about going anywhere else.”

HANNAY REELS
Unwinding Real Potential
The Town of Westerlo, NY, can lull you into a state of pastoral bliss with its rolling hills and freshly painted barns. So when you happen upon the 200,000-square-foot manufacturing facility that is Hannay Reels, you almost can’t believe it’s really there.  But the family for which the company is named has always believed, for nearly 80 years spanning four generations. Since 1933, the Hannays have quietly been making some of the finest hose and cable reels in the world at their plant in this sleepy little town, population about 3,500.  Freshly minted President and CEO Eric Hannay, who took over the top spot from father Roger in June 2012, credits the company’s success to focusing on what it does best, and over time figuring out how to do it better.  “We’ve always concentrated on building the highest-quality hose reels available, and we’ve never strayed far from that front,” said Eric. “If you look at a reel built today, versus one built 40 years ago, there are improvements in fit, form and finish, but you’ll still recognize it as the same basic parts of a reel.”  Hannay’s rugged hose and cable reels have long been a favorite in mobile applications such as aviation refueling, mining, heating oil and propane delivery, lawn care and firefighting. The company distributes its products worldwide to mega-manufacturers like Boeing and Oshkosh, and through a dealer network to smaller users.  While the reels have remained essentially the same, Hannay has expanded its plant over the last decade to create more space for staging, a larger paint oven and shipping, according to Eric. “It really helps us do our job better and more efficiently,” he said.  “Ten years ago the company was producing an average of 275 reels a day, compared to 400 a day now, with roughly the same number of employees,” said Eric. “We hope to hit $50 million in sales by the end of this year, up from $33 million ten years ago.”  Like the quality of its products, Hannay is particular about the quality of its financial partner, which has been The Bank of Greene County for over 12 years. “They’ve never let us down,” said Eric. “They’re proactive about bringing creative ideas from the financial services industry to us.”  The Bank helps Hannay with cash management, electronic transfers, credit card processing and direct deposit services. “We like the hands-on service…they do special things for us,” adds Eric. “We don’t feel like we lose a thing with them versus a larger bank. We’ve kind of grown together.”  Eric also shares the Bank’s commitment to community and people. “They’re a good corporate citizen, and we try to be as well. With a staff of 145, we’re the largest employer in western Albany County. We take that responsibility very seriously.”

VAN AUKEN EXPRESS
Short Hops on a Long Journey
The Van Auken family has been on the road for nearly 70 years, hauling small loads of freight over relatively short distances to bridge the gap between major shipping hubs and more remote locations.  Based in Greenville, NY, Van Auken Express is known as an LTL (less than truckload) carrier. “Our drivers go out, make 15 or 20 stops, and come back the same day,” said Jim Van Auken Jr., who along with brother Ed took over the business last year. “We sort the freight here at our terminal, then bring it up to Albany where it’s handed off to a long-distance carrier.”  The brothers are the third generation of Van Aukens to get behind the management wheel. And they count their blessings, because the road hasn’t always been smooth. “The recession four or five years ago hit trucking companies pretty hard,” said Jim. “When people aren’t buying anything, people aren’t shipping anything. Plus, some of our clients left the Hudson Valley.”  Jim credits the company’s resilience to his family’s conservative management style. “I think we made it through the downturn mostly because my family never over-extended the business,” he said.  “But even going into 2008 with no debt, things got tight,” added Jim. “Then along came The Bank of Greene County with a line of credit. That was a big help.”  The Bank’s relationship with Van Auken dates back to 2000. “We use them for just about everything you can use a bank for,” said Jim. “They’ve been behind us all the way.”  “Van Auken Express has always made sure that customers receive added value through personal service and prompt distribution,” said Stephen E. Nelson, Executive Vice President and Chief Lending Officer for the Bank. “This has enabled them to be very successful over the years. We’re proud to have them as part of the community.”  “We’re all about local,” added Jim. “The local support we receive from the community…we like to give it back. Loyalty is important.”  The loyalty of Van Auken’s employees and customers has played a big role in the company’s success too, said Jim. “Some of these people have been here for over 30 years.”  Speaking of longtimers, you can still find Jim’s father fixing windows in the office, and his uncle zipping along the loading dock on a forklift. “They’re here just about every day,” he said smiling.

HUDSON – ATHENS LIGHTHOUSE
Grass Roots Effort Anchors River Landmark
The Hudson-Athens Lighthouse, built in 1874, is a well-known local landmark that literally could have floated down the river one day if not for the efforts of community-minded volunteers and organizations.

The U.S. Coast Guard transferred the deed for the structure to the Hudson-Athens Lighthouse Preservation Society in 2000, and the all-volunteer group has shouldered the responsibility for its upkeep ever since.

When collapsed pilings threatened the structural integrity of the lighthouse, the society needed to raise $400,000 for repairs.  Half the money came from small contributions made by members of the community, according to Louise Bliss, past President and current member of the preservation group.  A matching state grant of $200,000 would cover the rest.

“But we couldn’t obtain the state funds until after the work was completed,” said Louise.  “We tried two or three banks, but only the Bank of Greene County agreed to lend us the money.”

“Without their support, the needed repairs would not have been possible,” said Carol Gans, President of the society.  “I’d say it was a real leap for faith and an investment in historic preservation on the part of the bank.”

“We wanted to support a good cause,” said Perry Lasher, Vice President for Commercial Lending at the Bank.  “But we also believed the project would be successful and that the loan would be repaid, which is was.”

Separate from the loan, The Bank of Greene County Charitable Foundation has awarded grants to the society over the years.

Hundreds of people visit the lighthouse annually – students on school trips, private tours and groups that rent the facility for events, noted Louise.

“It’s very expensive to maintain an unheated house that’s surrounded by water,” she added.  “Most people don’t realize this is an entirely private venture, so there’s a need for ongoing support.”
[Picture of circular wooded steps leading to the lightkeeper’s quarters}

SELECTED FINANCIAL INFORMATION

The selected financial and operational data presented below at and for the years shown was derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

	At or for the Years Ended June 30,
(Dollars in thousands, except per share amounts)	2012	2011	2010
SELECTED FINANCIAL CONDITION DATA:
Total assets	$590,656	$547,525	$495,323
Loans receivable, net	326,751	301,046	295,582
Securities available-for-sale	87,528	90,117	89,805
Securities held-to-maturity	146,389	124,177	77,520
Deposits	511,937	469,897	421,732
Shareholders' equity	52,664	48,081	44,503

AVERAGE BALANCES:
Total assets	561,712	533,971	473,966
Interest-earning assets	540,552	512,303	452,634
Loans receivable, net	309,554	297,505	281,835
Securities	212,050	193,267	156,209
Deposits	494,248	468,906	409,240
Borrowings	13,854	16,298	19,849
Shareholders' equity	50,494	46,214	42,460

SELECTED OPERATIONS DATA:
Total interest income	24,341	24,224	23,083
Total interest expense	3,583	4,511	5,366
Net interest income	20,758	19,713	17,717
Provision for loan losses	1,784	1,628	1,273
Net interest income after provision for loan losses	18,974	18,085	16,444
Total noninterest income	4,850	4,793	4,614
Total noninterest expense	15,314	14,855	13,609
Income before provision for income taxes	8,510	8,023	7,449
Provision for income taxes	2,680	2,732	2,564
Net income	5,830	5,291	4,885

FINANCIAL RATIOS:
Return on average assets1	1.04%	0.99%	1.03%
Return on average shareholders’ equity2	11.55	11.45	11.50
Noninterest expenses to average total assets	2.73	2.78	2.87
Average interest earning assets to average interest bearing liabilities	117.84	116.89	116.35
Net interest rate spread3	3.72	3.70	3.72
Net interest margin4	3.84	3.85	3.91
Efficiency ratio5	59.80	60.62	60.95
Shareholders’ equity to total assets, at end of period	8.92	8.78	8.98
Average shareholders’ equity to average assets	8.99	8.65	8.96
Dividend payout ratio6	50.00	70.31	57.56
Actual dividends declared to net income7	22.25	31.13	25.34
Nonperforming assets to total assets, at end of period	1.23	1.23	0.79
Selected Financial Information Continued…	At or for the Years Ended June 30,
	2012	2011	2010
Nonperforming loans to net loans, at end of period	2.15%	2.09%	1.33%
Allowance for loan losses to non-performing loans	88.03	80.54	102.63
Allowance for loan losses to total loans receivable	1.86	1.66	1.34
Book value per share8	$12.59	$11.60	$10.80
Basic earnings per share	1.40	1.28	1.19
Diluted earnings per share	1.39	1.27	1.18
OTHER DATA:
Closing market price of common stock	$18.67	$17.69	$16.00
Number of full-service offices	12	12	11
Number of full-time equivalent employees	122	122	114

  1 Ratio of net income to average total assets.
  2 Ratio of net income to average shareholders’ equity.
3 The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
  4 Net interest income as a percentage of average interest-earning assets.
  5 Noninterest expense divided by the sum of net interest income and noninterest income.
6 Dividends per share divided by basic earnings per share. This calculation does not take into account the waiver of dividends by Greene County Bancorp, MHC.
  7 Dividends declared divided by net income.
  8 Shareholders’ equity divided by outstanding shares.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Greene County Bancorp, Inc. (the “Company”) is the holding company for The Bank of Greene County (the “Bank”), which is a community-based bank offering a variety of financial services to meet the needs of the communities it serves.  The Bank of Greene County is a federally chartered savings bank.  The Bank of Greene County’s principal business is attracting deposits from customers within its market area and investing those funds primarily in loans, with excess funds used to invest in securities.  The Bank of Greene County currently operates twelve full service branches, an administration office and an operations center in New York’s Greene, Albany, and Columbia counties.  In June 2004, Greene County Commercial Bank (“GCCB”) was opened for the limited purpose of servicing local municipalities.  GCCB is a subsidiary of The Bank of Greene County, and is a New York State-chartered commercial bank.  Greene County Bancorp, Inc.’s stock is traded on the NASDAQ Capital Market under the symbol “GCBC.”  Greene County Bancorp, MHC is a mutual holding company that owns 55.1% of Greene County Bancorp, Inc.’s outstanding common stock.    In June 2011, Greene Property Holdings, Ltd. was formed as a New York corporation that has elected under the Internal Revenue Code to be a real estate investment trust.  Greene Properties Holding, Ltd. is a subsidiary of The Bank of Greene County.  Certain mortgages and notes held by The Bank of Greene County were transferred to and are beneficially owned by Greene Property Holdings, Ltd.  The Bank of Greene County continues to service these loans.

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

Securities are evaluated for other-than-temporary impairment by performing periodic reviews of individual securities in the investment portfolio.  Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss, is impaired on an other-than-temporary basis.  The Company considers many factors, including the severity and duration of the impairment; the intent and ability of the Company to hold the equity security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, the intent to sell the security, the likelihood to be required to sell the security before it recovers the entire amortized cost, external credit ratings and recent downgrades.  The Company is required to record other-than-temporary impairment charges through earnings, if it has the intent to sell, or will more likely than not be required to sell an impaired debt security before a recovery of its amortized cost basis.  In addition, the Company is required to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell.  Credit loss is measured as the difference between the present value of an impaired debt security’s cash flows and its amortized cost basis.  Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as the Company has no intent or requirement to sell an impaired security before a recovery of amortized cost basis.

Management of Credit Risk

Management considers credit risk to be an important risk factor affecting the financial condition and operating results of Greene County Bancorp, Inc. The potential for loss associated with this risk factor is managed through a combination of policies approved by Greene County Bancorp, Inc.’s Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower’s related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to the rating of loans, determination of when loans should be placed on a nonperforming status and the factors to be considered in establishing Greene County Bancorp, Inc.’s allowance for loan losses.  Management also considers credit risk when evaluating potential and current holdings of securities.  Credit risk is a critical component in evaluating corporate debt securities. Typically, we will not purchase a security below Standard & Poor’s “A-” rating and will consider selling a security if it falls into a lower category while in the securities portfolio.  Greene County Bancorp, Inc. has purchased municipal securities as part of its strategy based on the fact that such securities can offer a higher tax-equivalent yield than other similar investments.

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
(iii) originating consumer installment loans that have up to five-year terms but that have significantly shorter average lives due to early prepayments;
(iv)           originating adjustable-rate commercial and home equity loans; and
(v) where possible, matching the funding requirements for fixed-rate residential mortgages with lower-costing core deposit accounts.

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

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a company’s interest rate sensitivity “gap.”  An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution’s assets generally would increase at a slower rate than the increase in its cost of interest bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2012, Greene County Bancorp, Inc.’s cumulative one-year and three-year gap positions, the difference between the amount of interest-earning assets maturing or repricing within one year and three years and interest-bearing liabilities maturing or repricing within one year and three years, as a percentage of total interest earning assets were positive 3.63% and 0.29% respectively.

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

The following table presents Greene County Bancorp, Inc.’s economic value of equity (“EVE”).  The EVE table indicates the market value of assets less the market value of liabilities at each specific rate shock environment.  The EVE can be viewed as a form of the mark-to-market net worth of the statement of financial condition.  These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions.  The information set forth below is based on data that included all financial instruments as of June 30, 2012.  Assumptions made by Greene County Bancorp, Inc. relate to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios.  Actual maturity dates were used for fixed rate loans and certificate accounts.  Securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2012.  Variable rate loans were scheduled as of their next scheduled interest rate repricing date.  Additional assumptions made in the preparation of the EVE table include prepayment rates on loans and mortgage-backed securities. For each interest bearing core deposit category, a discounted cash flow based upon the decay of each category was calculated and a discount rate applied based on the FHLB fixed rate advance term nearest the average life of the category.  The noninterest bearing category does not use a decay assumption, and the 24 month FHLB advance rate was used as the discount rate.  The EVE at “Par” represents the difference between Greene County Bancorp, Inc.’s estimated value of assets and value of liabilities assuming no change in interest rates.  The EVE for a decrease of 100, 200 and 300 basis points have been excluded since they would not be meaningful in the interest rate environment as of June 30, 2012.

The following sets forth Greene County Bancorp, Inc.’s EVE as of June 30, 2012.

Changes in				EVE as a %
market interest rates		$ Change	% Change	of assets
(Basis Points)	Company EVE	From Par	From Par	EVE Ratio1	Change 2

(Dollars In thousands)
+300 bp	$48,854	($31,259)	(39.02)%	8.74%	(432) bps
+200 bp	63,431	(16,682)	(20.82)%	10.96%	(210) bps
+100 bp	74,351	(5,762)	(7.19)%	12.44%	(62) bps
PAR	80,113	0	0.00%	13.06%	0 bps

_________________________________
1 Calculated as the estimated EVE divided by the present value of total assets.
2 Calculated as the excess (deficiency) of the EVE ratio assuming the indicated change in interest rates over the estimated EVE ratio assuming no change in interest rates.

As also indicated with the gap analysis, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements.  Modeling changes in EVE require the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.

FINANCIAL OVERVIEW

Net income for the year ended June 30, 2012 amounted to $5.8 million or $1.40 per basic and $1.39 per diluted share as compared to $5.3 million or $1.28 per basic and $1.27 per diluted share for the year ended June 30, 2011, an increase of $539,000, or 10.2%.  The increase in net income was primarily the result of an increase of $1.1 million in net interest income, which was partially offset by a $459,000 increase in noninterest expense.   The increase in net interest income was the result of growth in the average balances of interest earning assets complemented by a decrease in average cost of our interest bearing deposits, which was partially offset by a decrease in the yield on interest earning assets.    The increase in noninterest expense was primarily the result of a $178,000 expense related to the defined benefit pension plan, and a $135,000 prepayment penalty realized as a result of paying off a $2.0 million term borrowing prior to maturity.

Total assets grew $43.1 million or 7.9% to $590.7 million at June 30, 2012 as compared to $547.5 million at June 30, 2011.  Net loans increased $25.7 million, or 8.5%, to $326.7 million at June 30, 2012 as compared to $301.0 million at June 30, 2011.  Securities classified as both available for sale and held to maturity increased $19.6 million to $233.9 million at June 30, 2012 as compared to $214.3 million at June 30, 2011.  The increase in securities was the result of growth in deposits in excess of loan growth during the fiscal year ended June 30, 2012.   Deposits grew $42.0 million to $511.9 million at June 30, 2012 as compared to $469.9 million at June 30, 2011.  Of this growth in deposits, $13.2 million consisted of growth in deposits with Greene County Commercial Bank, and represented deposits by local municipalities.   It is required that securities be pledged as collateral for these deposits in excess of FDIC insurance limits for these municipalities.   The remaining $28.8 million in deposit growth was the result of an increase in retail deposits at The Bank of Greene County, and was due to continued growth in newer branches within our recently expanded market area.   Total shareholders’ equity amounted to $52.7 million at June 30, 2012, or 8.9% of total assets, compared to $48.1 million at June 30, 2011, or 8.8% of total assets.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2012 AND JUNE 30, 2011

Securities

Securities increased to $233.9 million at June 30, 2012 from $214.3 million at June 30, 2011, an increase of $19.6 million.  The increase in the portfolio was the result of $80.0 million of securities purchases during the fiscal year ended June 30, 2012.  Purchases consisted of $1.0 million of U.S. Treasury securities, $38.5 million of mortgage-backed securities, and $40.5 million of state and political subdivision securities.  This increase was partially offset by the sale of corporate debt securities totaling $770,000, and maturities and principal repayments of $58.6 million, of which $32.4 million were mortgage-backed securities, $15.2 million were state and political subdivision securities, $10.0 million were U.S. government sponsored enterprise securities, and $1.0 million were corporate debt securities.   Sales of securities resulted in gross realized gains of $11,000 during the year ended June 30, 2012.    During fiscal 2011, the proceeds from sales of available-for-sale securities were $7.7 million and, the gross realized gains were $233,000.  A write-down of $25,000 and $2,000 was recognized for other-than-temporary impairment on a held-to-maturity security during fiscal 2012 and 2011, respectively, which was recognized in net income for each period.

The Company’s investments in mortgage-backed securities include pass-through securities and collateralized mortgage obligations issued and guaranteed by Fannie Mae, Freddie Mac, and GNMA.  As of June 30, 2012, no private-label mortgage-backed securities or collateralized mortgage obligations were held in the securities portfolio.  During the year ended June 30, 2012 and 2011, the Company invested $32.3 million and $8.7 million, respectively, in a nonstandard type of mortgage-backed security called DUS bonds, which are bonds issued under a program originally initiated by Fannie Mae called the Delegated Underwriting and Servicing Program with underlying collateral in multi-family housing.  They offer a yield maintenance provision, which helps protect the value of the investment in a declining or low interest rate environment.  However, due to the yield maintenance provision, the Company paid a significant amount of premium when acquiring these investments.  Further, these securities offer less interest rate sensitivity, especially in a declining rate environment.  Total DUS bonds held by the Company were $64.3 million at June 30, 2012.    Mortgage-backed securities, including “DUS” bonds, accounted for $131.5 million of the $233.9 million of securities held in the Company’s securities portfolio at June 30, 2012.   Within the portfolio, the book value of adjustable rate mortgage-backed securities totaled $527,000 at June 30, 2012.  The fair value of mortgage-backed securities that mature in ten years or less amounted to $76.0 million which helps to offset the interest rate sensitivity of longer term fixed rate loans such as residential mortgage loans.

At June 30, 2012, unrealized gains and losses on securities, including both available-for-sale and held-to-maturity, amounted to a net gain of $5.9 million as compared to a net gain of $4.0 million at June 30, 2011.  Management believes that as of June 30, 2012, none of the unrealized losses in the portfolio were the result of other-than-temporary impairment, but rather were associated with the changing interest rate environment, widening credit spreads and market illiquidity at the end of the fiscal year.  Management’s process for evaluating securities for other-than-temporary impairment is discussed within Note 1 Summary of significant accounting policies in the Notes to Consolidated Financial Statements.

At June 30, 2012, 28.7% of our securities portfolio consisted of state and political subdivision securities to take advantage of tax savings and to promote our participation in the communities in which we operate.  Greene County Bancorp, Inc. continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.  These fire truck and firehouse bonds are considered a form of state and political subdivision securities.

	Carrying Value at June 30,
(Dollars In thousands)	2012		2011
	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Securities available-for-sale:
U.S. government sponsored enterprise	$17,398	7.4%	$25,703	12.0%
State and political subdivisions	4,899	2.1	7,062	3.3
Mortgage-backed securities-residential	19,106	8.2	28,914	13.5
Mortgage-backed securities-multi-family	40,663	17.4	21,096	9.8
Asset-backed securities	19	0.0	23	0.0
Corporate debt securities	5,316	2.3	7,206	3.3
Total debt securities	87,401	37.4	90,004	41.9
Equity securities and other	127	0.1	113	0.1
Total securities available-for-sale	87,528	37.5	90,117	42.0
Securities held-to-maturity:
U.S. treasury securities	11,029	4.7	11,062	5.1
U.S. government sponsored enterprise	998	0.4	997	0.5
State and political subdivisions	62,212	26.6	34,933	16.3
Mortgage-backed securities-residential	48,101	20.5	57,347	26.8
Mortgage-backed securities-multi-family	23,673	10.1	19,434	9.1
Other securities	376	0.2	404	0.2
Total securities held-to-maturity	146,389	62.5	124,177	58.0
Total securities	$233,917	100.0%	$214,294	100.0%

Loans

Total net loans increased to $326.7 million at June 30, 2012 from $301.0 million at June 30, 2011, an increase of $25.7 million or 8.5%.  The Bank of Greene County continued to have strong demand for the mortgage loan and commercial loan products offered. Real estate loans increased $26.6 million, or 10.3%, during fiscal year2012 , with an $11.8 million increase in residential mortgage loans and a $16.9 million increase in nonresidential real estate loans, which was partially offset by a $1.6 million decrease in construction and land loans and a $526,000 decrease in multifamily loans. The Bank of Greene County has attempted to maintain a policy of not offering the lowest mortgage rates while providing superior customer service and maintenance of loans in its portfolio.  We believe that consumers are willing to pay a slight premium for such service and consistency.  Frequent changes in loan processors when their loans are sold in the secondary market have become tiresome for many consumers and they look for an institution that will not sell their loans.  However, as a result of this policy some consumers who are primarily interested in the lowest rate have refinanced their mortgages with other financial institutions.

The Bank of Greene County has successfully marketed its products and services to local businesses and as such has seen an increase in nonresidential mortgage loans, which increased to $80.8 million at June 30, 2012 from $63.9 million at June 30, 2011, an increase of $16.9 million or 26.4%.  Other commercial loans increased to $21.7 million at June 30, 2012 as compared to $18.8 million at June 30, 2011.  The Bank of Greene County has been successful in marketing both deposit and loan products to the local business community by emphasizing efforts to provide the best local service.  The Bank of Greene County has invested in technology and staff in order to offer the same products and services as the larger regional financial institutions, but with better customer service and local decision making.

Home equity loans decreased to $22.8 million at June 30, 2012 from $25.6 million at June 30, 2011, a decrease of $2.8 million or 10.9%.

As a result of the changes discussed above, residential real estate mortgages represented 58.2% and 59.4% of our loan portfolio at June 30, 2012 and 2011, respectively.  The loan portfolio growth has shifted more toward nonresidential mortgage loans and commercial loans, which are generally higher yielding loans with greater credit risk and are primarily adjustable-rate, helping to reduce interest rate risk. These loans make up 30.8% of total gross loans at June 30, 2012 compared to 27.0% at June 30, 2011.   The Bank of Greene County continues to use a conservative underwriting policy in regard to all loan originations, and does not engage in sub-prime lending or other higher-risk loans such as option ARM products or negative amortization loans.  The Bank requires a down payment and, if certain loan-to-value ratios are not met for residential mortgages, then private mortgage insurance (“PMI”) is required.  Most other loan products require some form of collateral in addition to the borrower meeting certain credit quality standards.

We are subject to the effects of any downturn, and especially, a significant decline in home values in our markets could have a negative effect on our results of operations.  A significant decline in home values would likely lead to a decrease in residential real estate loans and new home equity loan originations and increased delinquencies and defaults in both the consumer home equity loan and the residential real estate loan portfolios which would result in increased losses in these portfolios.  During fiscal year 2012 declines in home values have been modest in the Company’s market area.

	At June 30,
(Dollars In thousands)	2012		2011
	Balance	Percentage of portfolio	Balance	Percentage of portfolio

Real estate mortgages:
Residential	$193,378	58.2%	$181,612	59.4%
Nonresidential	80,794	24.3	63,860	20.9
Construction and land	4,190	1.2	5,745	1.9
Multifamily	5,522	1.7	6,048	2.0
Total real estate mortgages	283,884	85.4	257,265	84.2
Home equity loans	22,808	6.9	25,559	8.4
Consumer installment	4,070	1.2	4,008	1.3
Commercial loans	21,688	6.5	18,788	6.1
Total gross loans	332,450	100.0%	305,620	100.0%
Deferred fees and costs	478		495
Allowance for loan losses	(6,177)		(5,069)
Total net loans	$326,751		$301,046

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions.  Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, payment status of the loan, historical loan loss experience and other factors that warrant recognition in providing for an allowance for loan loss.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are generally evaluated for impairment collectively based on historical loss experience.  Large nonresidential mortgage and commercial loans are reviewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements.  The measurement of impaired loans is generally based on the fair value of the underlying collateral. The allowance for loan losses is increased by a provision for loan losses (which results in a charge to expense) and recoveries of loans previously charged off and is reduced by charge-offs. Additionally, the OCC, as an integral part of its examination process, periodically reviews The Bank of Greene County’s allowance for loan losses and may require The Bank of Greene County to recognize additions to the allowance based on its judgment about information available to it at the time of its examination.

Analysis of the Allowance for Loan Losses	At of For the years ended June 30,
(Dollars In thousands)	2012	2011
Balance at the beginning of the period	$5,069	$4,024
Charge-offs:
Residential real estate mortgages	208	140
Nonresidential mortgages	212	106
Multifamily real estate mortgages	---	200
Consumer installment	280	232
Commercial loans	67	9
Total loans charged off	767	687
Recoveries:
Residential real estate mortgages	7	---
Consumer installment	82	95
Commercial loans	2	9
Total recoveries	91	104
Net charge-offs	676	583

Provisions charged to operations	1,784	1,628
Balance at the end of the period	$6,177	$5,069
Ratio of net charge-offs to average loans outstanding	0.22%	0.20%
Ratio of net charge-offs to average assets	0.12%	0.11%
Ratio of net charge-offs to nonperforming assets	9.29%	8.65%
Allowance for loan losses to nonperforming loans	88.03%	80.54%
Allowance for loan losses to total loans	1.86%	1.66%

Nonaccrual loans and Nonperforming assets

Management places loans on nonaccrual status once the loans have become 90 days or more delinquent or sooner if there is a significant reason for management to believe the collectability is questionable and, therefore, interest on the loan will no longer be recognized on an accrual basis.    The Company identifies impaired loans and measures the impairment in accordance with FASB ASC subtopic “Receivables – Loan Impairment.”  Management may consider a loan impaired once it is classified as nonaccrual and when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring.   Management does not evaluate all loans individually for impairment.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans as small, homogeneous loans, which are evaluated for impairment collectively based on historical loan experience and other factors.  In contrast, large commercial mortgage, construction, multi-family and commercial loans are reviewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreement.  The measurement of impaired loans is generally based on the fair value of the underlying collateral.  The majority of The Bank of Greene County’s loans, including most nonaccrual loans, are small homogenous loan types adequately supported by collateral.  As a result, the level of impaired loans may only be a portion of the nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired.  Management considers the payment status of loans in the process of evaluating the adequacy of the allowance for loan losses among other factors.  Loans that are either delinquent a minimum of 60 days or are on nonaccrual status, and are not individually considered impaired, are either designated as Special Mention or Substandard, and the allocation of the allowance for loan loss is based upon the risk associated with such designation.  For further discussion and detail regarding the Allowance for Loan Losses and impaired loans please refer to Note 4 Loans in the Notes to Consolidated Financial Statements. A loan does not have to be 90 days delinquent in order to be classified as nonperforming.  Loans 90 days or more delinquent and still accruing, along with foreclosed real estate are also considered to be nonperforming assets.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

	At June 30,
(Dollars In thousands)	2012	2011
Nonaccrual loans:
Real estate mortgages:
Residential	$4,206	$3,074
Nonresidential	1,868	2,171
Construction and land	---	238
Multifamily	431	577
Home equity loans	60	49
Commercial loans	303	144
Consumer installment loans	25	41
Total nonaccrual loans	6,893	6,294
Accruing loans delinquent 90 days or more
Residential	83	---
Home Equity	41	---
Total accruing loans delinquent 90 days or more	124	---
Foreclosed real estate:
Residential	60	363
Nonresidential	200	80
Foreclosed real estate	260	443
Total nonperforming assets	$7,277	$6,737

Total nonperforming assets as a percentage of total assets	1.23%	1.23%
Total nonperforming loans to net loans	2.15%	2.09%

The table below details information on impaired loans as of June 30, 2012 and 2011:
(In thousands)	2012	2011
Balance of impaired loans, with a valuation allowance	$2,913	$2,235
Allowance relating to impaired loans included in allowance for loan losses	773	466
Balance of impaired loans, without a valuation allowance	1,794	675
Average balance of impaired loans for the fiscal year ended	3,282	3,050
Interest income recorded on impaired loans during the fiscal year ended	178	35

The table below details information related to nonaccrual loans as of June 30, 2012 and 2011:
(In thousands)	2012	2011
Nonaccrual Loans	$6,893	$6,294
Interest income that would have been recorded if loans had been performing in accordance with original terms	550	529
Interest income that was recorded on nonaccrual loans during the fiscal year ended	277	226

Nonperforming assets amounted to $7.3 million at June 30, 2012 and $6.7 million as of June 30, 2011, an increase of approximately $540,000 or 8.0%. Total impaired loans amounted to $4.7 million at June 30, 2012 compared to $2.9 million at June 30, 2011, an increase of $1.8 million or 61.8%.  Impaired loans at June 30, 2012 consisted of 19 loans secured primarily by real estate.  The growth in impaired loans resulted from adverse changes within the economy and increases in local unemployment.  Loans on nonaccrual status totaled $6.9 million at June 30, 2012 of which $3.5 million were in the process of foreclosure.  Included in nonaccrual loans, $1.3 million were less than 90 days past due, or were current at June 30, 2012, but have a recent history of delinquency greater than 90 days past due.   These loans will be returned to accrual status once they have demonstrated a history of timely payments.  Included in total loans past due were $905,000 of loans making payments pursuant to forbearance agreements.  Under the forbearance agreements, the customers have made arrangements with the Bank to bring the loans current over a specified period of time (resulting in an insignificant delay in repayment).  During the terms of the forbearance agreements, the Bank has agreed not to continue foreclosure proceedings.

Premises and equipment

Premises and equipment amounted to $14.9 million at June 30, 2012 as compared to $15.4 million at June 30, 2011, a decrease of $508,000 or 3.3%.    The net decrease was primarily due to depreciation for the period totaling $835,000, partially offset by purchases totaling $327,000.   There were no disposals of premises and equipment during the fiscal year ended June 30, 2012.

Other assets

Other assets, consisting primarily of accrued interest receivable, foreclosed real estate and prepaid expenses, totaled $5.6 million at June 30, 2012, compared to $4.9 million at June 30, 2011, an increase of $707,000.  This increase was primarily the result of an increase of $1.1 million in income taxes receivable due to the implementation of certain tax reduction strategies during the fiscal year ended June 30, 2012.  During the fiscal year ended June 30, 2010, the Bank of Greene County prepaid FDIC insurance premiums through December 31, 2012.  At June 30, 2011, the balance of prepaid FDIC insurance premiums was $1.2 million, and decreased to $906,000 at June 30, 2012.   At June 30, 2012, foreclosed real estate totaled $260,000 and consisted of two properties which were recorded at their fair value less cost to sell at the time of foreclosure.   Foreclosed real estate totaled $443,000 at June 30, 2011.

Deposits

Total deposits increased to $511.9 million at June 30, 2012 as compared to $469.9 million at June 30, 2011, an increase of $42.0 million or 8.9%.  Savings deposits increased $20.9 million or 18.7% to $132.8 million at June 30, 2012 as compared to $111.9 million at June 30, 2011.   Interest-bearing checking accounts (NOW accounts) increased $35.6 million or 24.8% to $179.0 million at June 30, 2012 as compared to $143.4 million at June 30, 2011.  Money market deposits increased $1.5 million or 2.0% to $75.3 million at June 30, 2012 as compared to $73.8 million at June 30, 2011.  Noninterest-bearing deposits increased $3.5 million or 7.1% to $52.8 million at June 30, 2012 as compared to $49.3 million at June 30, 2011.  Certificates of deposit decreased by $19.5 million or 21.3% to $72.0 million at June 30, 2012 as compared to $91.5 million at June 30, 2011.   The continued low interest rate environment during fiscal 2012 and 2011 has resulted in these certificates of deposit repricing at lower interest rates as they mature.  The decline in interest rates has caused the balances held in certificates of deposits to decrease as customers move the funds to more liquid non-maturity deposit products.
	At June 30,
(Dollars in thousands)	2012		2011
	Balance	Percentage of portfolio	Balance	Percentage of portfolio
Noninterest-bearing deposits	$52,783	10.3%	$49,313	10.5%
Certificates of deposit	72,045	14.1	91,549	19.5
Savings deposits	132,822	25.9	111,851	23.8
Money market deposits	75,265	14.7	73,795	15.7
NOW deposits	179,022	35.0	143,389	30.5
Total deposits	$511,937	100.0%	$469,897	100.0%

Borrowings

Total borrowings from the Federal Home Loan Bank (“FHLB”) decreased $5.3 million to $21.0 million at June 30, 2012 compared to $26.3 million at June 30, 2011.  Borrowings from overnight advances decreased $300,000 to $14.0 million at June 30, 2012 from $14.3 million at June 30, 2011.    These short term advances were utilized to fund growth in interest-earning assets.  Term borrowings decreased $5.0 million to $7.0 million at June 30, 2012 from $12.0 million at June 30, 2011 as a result of repayments at maturity of $3.0 million and prepayments of $2.0 million.  The Company’s borrowing agreements are discussed further within Note 7 Borrowings in the Notes to Consolidated Financial Statements.

Other liabilities

Other liabilities, consisting primarily of accrued liabilities and a net deferred tax liability, totaled $5.1 million at June 30, 2012, compared to $3.2 million at June 30, 2011, an increase of $1.9 million or 59.4%.  This increase was due primarily to an increase in the defined benefit pension plan liability of $894,000, an increase in the net deferred tax liability of $342,000, and an increase in the SERP liability of $271,000.   For further information regarding these changes, see Note 9 Employee Benefits Plans and Note 12 Income Taxes.

Shareholders’ equity

Shareholders’ equity increased to $52.7 million at June 30, 2012 from $48.1 million at June 30, 2011, as net income of $5.8 million was partially offset by other comprehensive loss of $346,000 and dividends declared and paid of $1.3 million.  Other changes in equity, totaling an increase of $396,000, were the result of option exercises  associated with the Company’s 2008 Stock Option Plan.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2012 AND JUNE 30, 2011

Net Interest Income
Net interest income, the primary contributor to earnings, represents the difference between income on interest-earning assets and expense on interest-bearing liabilities.  Net interest income also depends on the volume of interest-earning assets and interest bearing liabilities and the interest rate earned or paid on them, respectively.  Net interest income for the fiscal year ended June 30, 2012 amounted to $20.8 million as compared to $19.7 million for the fiscal year ended June 30, 2011, an increase of $1.1 million, or 5.6%.

Average Balance Sheet
The following table sets forth certain consolidated information relating to Greene County Bancorp, Inc. for the years ended June 30, 2012 and 2011.  For the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, are expressed both in dollars and rates.  No tax equivalent adjustments were made.  Average balances are based on daily averages. Average loan balances include non-performing loans.  The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

(Dollars in thousands)	2012			2011
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate
Interest earning assets:
Loans receivable, net1	$315,154	17,787	5.64%	$302,027	17,897	5.93%
Securities2	212,050	6,464	3.05	193,267	6,205	3.21
Interest bearing bank balances
and Federal Funds	11,976	28	0.23	15,574	42	0.27
FHLB stock	1,372	62	4.52	1,435	80	5.57
Total interest earning assets	540,552	24,341	4.50%	512,303	24,224	4.73%
Cash and due from banks	7,652			7,167
Allowance for loan losses	(5,600)			(4,522)
Other non-interest earning assets	19,108			19,023
Total Assets	$561,712			$533,971
Interest bearing liabilities:
Savings and money market deposits	$198,857	1,181	0.59%	$172,997	1,141	0.66%
NOW deposits	165,543	971	0.59	153,246	986	0.64
Certificates of deposit	80,450	1,037	1.29	95,749	1,853	1.93
Borrowings	13,854	394	2.84	16,298	531	3.26
Total interest bearing liabilities	458,704	3,583	0.78%	438,290	4,511	1.03%
Non-interest bearing deposits	49,398			46,914
Other non-interest bearing liabilities	3,116			2,553
Shareholders’ equity	50,494			46,214
Total liabilities and equity	$561,712			$533,971

Net interest income		$20,758			$19,713

Net interest rate spread			3.72%			3.70%

Net interest margin			3.84%			3.85%

Average interest earning assets to
average interest bearing liabilities	117.84%			116.89%

___________________________________________
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

(In thousands)	2012 versus 2011			2011 versus 2010

	Increase/(Decrease)		Total	Increase/(Decrease)		Total
	Due to		Increase/	Due to		Increase/
Interest earning assets:	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Loans receivable, net1	$773	($883)	($110)	$972	($322)	$650
Securities2	580	(321)	259	1,248	(778)	470
Interest bearing bank balances
and Federal Funds	(9)	(5)	(14)	17	2	19
FHLB stock	(3)	(15)	(18)	(3)	5	2
Total interest earning assets	1,341	(1,224)	117	2,234	(1,093)	1,141

Interest bearing liabilities:
Savings and money market deposits	165	(125)	40	179	(207)	(28)
NOW deposits	70	(85)	(15)	294	(788)	(494)
Certificates of deposit	(265)	(551)	(816)	(15)	(213)	(228)
Borrowings	(74)	(63)	(137)	(117)	12	(105)
Total interest bearing liabilities	(104)	(824)	(928)	341	(1,196)	(855)

Net interest income	$1,445	($400)	$1,045	$1,893	$103	$1,996

________________________________________________
1 Calculated net of deferred loan fees, loan costs, and loans in process.
2 Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table shows, net interest income for the fiscal year ended June 30, 2012 has been affected most significantly by the increase in the volume of loans and securities complemented by the decrease in rates paid on interest bearing liabilities.  Despite the positive effects on net interest income from increased volume and lower cost of funds, declines in the yields on interest earning assets has resulted in net interest spread and net interest margin being relatively flat.  Net interest spread increased 2 basis points to 3.72% for the fiscal year ended June 30, 2012 as compared to 3.70% for the fiscal year ended June 30, 2011.  Net interest margin decreased one basis point to 3.84% for the fiscal year ended June 30, 2012 as compared to 3.85% for the fiscal year ended June 30, 2011.

Interest income

Interest income for the fiscal year ended June 30, 2013 amounted to $24.3 million as compared to $24.2 million for the fiscal year ended June 30, 2011, an increase of $117,000 or 0.5%.  Growth in interest earning assets was offset by a decrease in yield on these assets.  Interest income is derived from loans, securities and other interest earning assets.  Total average interest earning assets increased to $540.6 million for fiscal 2012 as compared to $512.3 million for fiscal 2011, an increase of $28.3 million or 5.5%.   The yield earned on such assets decreased 23 basis points to 4.50% for fiscal 2012 as compared to 4.73% for fiscal 2011.

Interest income earned on loans amounted to $17.8 million for the year ended June 30, 2012 as compared to $17.9 million for the year ended June 30, 2011.  Average loans outstanding increased $13.2 million, or 4.4%, to $315.2 million for fiscal 2012 as compared to $302.0 million for fiscal 2011.  The yield on such loans decreased 29 basis points to 5.64% for fiscal 2012 as compared to 5.93% for fiscal 2011.      Approximately 25.5% of the loan portfolio is adjustable rate, of which a large portion is tied to the Prime Rate.  However, many of these loans have interest rate floors, which are intended to lessen the impact of any future interest rate reductions within this portfolio.

Interest income earned on securities (excluding FHLB stock) increased to $6.5 million for fiscal 2012 as compared to $6.2 million for fiscal 2011.  The average balance of securities increased $18.7 million, or 9.7%, to $212.0 million for the year ended June 30, 2012 as compared to $193.3 million for the year ended June 30, 2011.  The average yield on such securities decreased 16 basis points to 3.05% for fiscal 2012 as compared to 3.21% for fiscal 2011.  No adjustments were made to tax-effect the income for the state and political subdivision securities, which often carry a lower yield because of the offset expected from income tax benefits gained from holding such securities.

Interest income earned on federal funds and interest bearing deposits amounted to $28,000 for the year ended June 30, 2012 as compared to $42,000 for the year ended June 30, 2011, a decrease of $14,000 or 33.3%.  The average balance of federal funds and interest bearing deposits decreased $3.6 million during this same period.  Dividends on FHLB stock decreased to $62,000 for fiscal 2012 as compared to $80,000 for fiscal 2011.

Interest expense

Interest expense for the fiscal year ended June 30, 2012 amounted to $3.6 million as compared to $4.5 million for the fiscal year ended June 30, 2011, a decrease of $928,000, or 20.6%.  This decrease was the result of a decrease in the average rate paid on deposits, which was complemented by a shift in the mix of interest bearing liabilities out of higher costing certificates of deposits and term borrowings, to lower costing checking and savings deposits and overnight borrowings.  Interest expense includes interest on deposits as well as borrowings. The rate paid on such liabilities decreased 25 basis points to 0.78% for fiscal 2012 as compared to 1.03% for fiscal 2011.   Total average interest bearing liabilities increased to $458.7 million for fiscal 2012 as compared to $438.3 million for fiscal 2011, an increase of $20.4 million, or 4.7%.

Interest expense paid on savings and money market accounts amounted to $1.2 million for the year ended June 30, 2012 as compared to $1.1 million for the year ended June 30, 2011, an increase of $40,000, or 3.5%. The rate paid on savings and money market accounts decreased 7 basis points to 0.59% for fiscal 2012 as compared to 0.66% for fiscal 2011.  The average balance of savings and money market accounts increased by $25.9 million to $198.9 million for the year ended June 30, 2012 as compared to $173.0 million for the year ended June 30, 2011.

Interest expense paid on NOW accounts amounted to $1.0 million for the years ended June 30, 2012 and 2011.  The average balance of NOW accounts increased to $165.5 million for fiscal 2012 as compared to $153.2 million for fiscal 2011, an increase of $12.3 million.  The average rate paid on NOW accounts decreased 5 basis points to 0.59% for fiscal 2012 as compared to 0.64% for fiscal 2011.

Interest expense paid on certificates of deposit amounted to $1.0 million for the year ended June 30, 2012 as compared to $1.9 million for the year ended June 30, 2011, a decrease of $816,000.  The average rate paid on certificates of deposit decreased 64 basis points to 1.29% for fiscal 2012 as compared to 1.93% for fiscal 2011.  The average balance on certificates of deposit decreased to $80.5 million for the year ended June 30, 2012 as compared to $95.7 million for the year ended June 30, 2011.  Market interest rates have remained low through fiscal 2012 resulting in certificates of deposits to reprice at lower rates at maturity or shift to other non-maturity deposit products.

Interest expense on borrowings amounted to $394,000 for fiscal 2012 as compared to $531,000 for fiscal 2011, as the average balance of borrowings decreased to $13.9 million from $16.3 million when comparing the years ended June 30, 2012 and 2011.  The rate paid on such borrowings decreased 42 basis points to 2.84% for fiscal 2012 as compared to 3.26% for fiscal 2011.

Provision for loan losses

Management continues to closely monitor asset quality and adjust the level of the allowance for loan losses when necessary.   During the year ended June 30, 2012 and 2011, the Company increased the level of allowance for loan losses due to an increase in the amount of loans, nonperforming assets and loan charge-offs resulting from a decline in the overall economy, and an increase in local unemployment. Also, during the years ended June 30, 2012, the Company increased its provision for loan losses as a result of flood damage caused by Hurricane Irene within several of the communities within its market area.  The Company recognized a charge-off of $130,000 during the year ended June 30, 2012 resulting from the flood damage and continues to assess the impact on its loan portfolio from this natural disaster and monitor the credit quality of the affected loans.   As a result, the provision for loan losses amounted to $1.8 million and $1.6 million for the years ended June 30, 2012 and 2011, respectively, an increase of $156,000 or 9.6%.  Continued increases in non-performing assets and loan charge-offs have resulted in an increase in the level of allowance for loan losses to total loans receivable to 1.86% as of June 30, 2012 as compared to 1.66% as of June 30, 2011.  Nonperforming loans amounted to $7.0 million and $6.3 million at June 30, 2012 and June 30, 2011, respectively, an increase of $723,000 or 11.5%.  Net charge-offs amounted to $676,000 and $583,000 for the years ended June 30, 2012 and 2011, respectively, an increase of $93,000.   At June 30, 2012, nonperforming assets were 1.23% of total assets and nonperforming loans were 2.15% of net loans.

Noninterest income

Noninterest income increased to $4.9 million from $4.8 million, an increase of $57,000, when comparing the years ended June 30, 2012 and 2011.   The Company recorded a net gain on sale of investments during the year ended June 30, 2012 totaling $11,000 and a net gain on sale of investments during the year ended June 30, 2011 totaling $233,000.  The Company also recognized a write-down of an other-than-temporary impairment of securities of $25,000 during the year ended June 30, 2012, and $2,000 during the year ended June 30, 2011.  Excluding these items, noninterest income increased $302,000 when comparing the years ended June 30, 2012 and 2011.  Service charges on deposits increased $183,000 when comparing the years ended June 30, 2012 and 2011, and debit card fees increased $97,000 when comparing the years ended June 30, 2012 and 2011 as a result of a higher volume of transactions due to growth in the number of checking accounts with debit cards.

Noninterest expense

Noninterest expense totaled $15.3 million and $14.9 million for the years ended June 30, 2012 and 2011, respectively, an increase of $459,000. The increase was primarily the result of a $220,000 increase in salaries and employee benefits that was primarily due to expenses recognized on the defined benefit pension plan as a result of a settlement of a former employees’ lump-sum pay-out.  Contributing to the increase in noninterest expense was a $69,000 increase in service and data processing fees when comparing June 30, 2012 and 2011 resulting from increased charges related to debit card activity and the associated Visa rewards program.  Equipment and furniture expense also increased $126,000 when comparing June 30, 2012 and 2011, primarily due to an increase in the depreciation of such assets.   Other operating expenses increased $190,000 when comparing the years ended June 30, 2012 and 2011 as a result of the payment of a prepayment penalty on a term borrowing with the FHLB during the year ended June 30, 2012.   Partially offsetting these increases in expense was a decrease in FDIC insurance premiums of $247,000 when comparing June 30, 2012 and 2011.  These lower premiums are the result of regulatory changes in the method of calculating the premiums.

Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the pretax income generated for the given year and certain regulatory requirements.  The most significant items affecting the effective rate include tax-exempt income as a percent of total income, state income taxes, and tax benefits associated with stock compensation.  The effective rate for fiscal 2012 was 31.5% as compared to 34.1% for fiscal 2011.  The decrease in the effective tax rate is related to benefits derived from tax reduction strategies implemented during the fiscal year ended June 30, 2012.

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

Greene County Bancorp, Inc.’s primary investing activities are the origination of residential one- to four-family and nonresidential mortgage loans, other consumer and commercial loans, and the purchase of securities.  Loan originations exceeded repayments by $28.4 million and $7.8 million and purchases of securities totaled $80.0 million and $104.8 million for the years ended June 30, 2012 and 2011, respectively.  These activities were funded primarily through deposit growth, and principal payments on loans and securities.  Loan sales did not provide an additional source of liquidity during the years ended June 30, 2012 and 2011, as Greene County Bancorp, Inc. originated loans for retention in its portfolio.

Greene County Bancorp, Inc. experienced a net increase in total deposits of $42.0 million and $48.2 million for the years ended June 30, 2012 and 2011, respectively.  The level of interest rates and products offered by local competitors are some factors affecting deposit flows.  The Company continues to benefit from consolidation of other depository institutions within its market area and has successfully launched several marketing campaigns aimed at different segments of the market.

Greene County Bancorp, Inc. monitors its liquidity position on a daily basis.  Excess short-term liquidity is usually invested in overnight federal funds.  In the event Greene County Bancorp, Inc. requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to The Bank of Greene County.  During fiscal year 2012, The Bank of Greene County’s maximum borrowing from FHLB reached $30.8 million and the minimum amounted to $7.0 million.  The $21.0 million borrowing at June 30, 2012 consisted of $14.0 million in overnight borrowings, $2.0 million in term borrowings with maturities ranging between 2013 through 2014, and a $5.0 million loan which matures in October 24, 2013, and is convertible to current rates if certain conditions are met, including three-month LIBOR at or above 7.5%.  The liquidity position can be significantly impacted on a daily basis by funding needs associated with Greene County Commercial Bank.  These funding needs are also impacted by the collection of taxes for the municipalities using the services of Greene County Commercial Bank.

The Bank of Greene County’s unfunded loan commitments are as follows at June 30, 2012:

(In thousands)
Nonresidential mortgage loan commitments	$5,964
Residential mortgage loan commitments	5,087
Construction and land loan commitments	994
Unused portion of overdraft lines of credit	735
Unused portion of home equity lines of credit	8,432
Unused portion of commercial lines of credit	10,050
Commercial loan commitments	805
Total commitments	$32,067

Greene County Bancorp, Inc. anticipates that it will have sufficient funds available to meet current loan commitments.  Certificates of deposit scheduled to mature in one year or less from June 30, 2012, totaled $45.6 million.  Based upon Greene County Bancorp, Inc.’s experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with Greene County Bancorp, Inc.

At June 30, 2012 and 2011, The Bank of Greene County and Greene County Commercial Bank exceeded all of their regulatory capital requirements, as illustrated in Note 17. Regulatory Matters in the Notes to Consolidated Financial Statements.  Shareholders’ equity represented 8.9% of total consolidated assets at June 30, 2012, and 8.8% at June 30, 2011.

Greene County Bancorp, Inc.’s most liquid assets are cash and cash equivalent accounts.  The levels of these assets are dependent on Greene County Bancorp, Inc.’s operating, financing, lending and investing activities during any given period.  At June 30, 2012, cash and cash equivalents totaled $7.7 million, or 1.3% of total assets.

The following table sets forth a summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2012 and 2011.   Closing market price information is stated at the quarter end dates indicated.  During the fiscal years ended June 30, 2012 and 2011, the MHC waived its right to receive dividends.
	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter

FISCAL 2012
Loans receivable, net	$306,970	$311,834	$312,122	$326,751
Deposits	491,994	493,969	514,597	511,937

Interest income	6,205	6,158	5,999	5,979
Interest expense	1,006	935	837	805
Net interest income	5,199	5,223	5,162	5,174
Provisions of loan losses	474	422	541	347
Noninterest income	1,214	1,208	1,177	1,251
Noninterest expense	3,658	3,768	3,721	4,167
Income before provision for income taxes	2,281	2,241	2,077	1,911
Net income	1,509	1,495	1,483	1,343
Earnings per common share - Basic	0.36	0.36	0.36	0.32
Earnings per common share – Diluted	0.36	0.36	0.35	0.32
Market price (NASDAQ:GCBC)
High	19.50	18.95	18.24	20.90
Low	17.03	16.81	17.25	17.56
Close	18.74	17.01	17.97	18.67
Cash Dividends	0.175	0.175	0.175	0.175

FISCAL 2011
Loans receivable, net	$299,394	$296,165	$296,651	$301,046
Deposits	463,444	465,854	498,849	469,897

Interest income	5,976	6,066	5,999	6,183
Interest expense	1,179	1,171	1,079	1,082
Net interest income	4,797	4,895	4,920	5,101
Provisions of loan losses	353	483	343	449
Noninterest income	1,100	1,361	1,102	1,230
Noninterest expense	3,528	3,717	3,816	3,794
Income before provision for income taxes	2,016	2,056	1,863	2,088
Net income	1,324	1,352	1,239	1,376
Earnings per common share - Basic	0.32	0.33	0.30	0.33
Earnings per common share – Diluted	0.32	0.33	0.30	0.33
Market price (NASDAQ:GCBC)
High	17.25	19.96	19.81	18.95
Low	15.01	16.57	17.31	17.20
Close	16.75	19.47	18.00	17.69
Cash Dividends	0.175	0.375	0.175	0.175

COMMON STOCK AND RELATED MATTERS

Greene County Bancorp, Inc.’s common stock is listed on the NASDAQ Capital Market under the symbol “GCBC”.  As of September 7, 2012 Greene County Bancorp, Inc. had eleven registered market makers, 510 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 4,184,671 shares outstanding.  As of such date, Greene County Bancorp, MHC (the “MHC”), Greene County Bancorp, Inc.’s mutual holding company, held 2,304,632 shares of common stock or 55.1% of total shares outstanding.  Consequently, shareholders other than the MHC held 1,880,039 shares.

Payment of dividends on Greene County Bancorp, Inc.’s common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Greene County Bancorp, Inc.’s results of operations, financial condition, tax considerations and general economic conditions.  No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.  During the fiscal year ended June 30, 2012 and 2011, the MHC waived its right to receive dividends.  The MHC’s ability to waive its right to receive dividends is dependent upon regulatory approval.  The MHC has not received regulatory approval to continue to waive the right to receive dividends in periods subsequent to June 30, 2012.

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

Greene County Bancorp, Inc.’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of June 30, 2012, the Company’s internal control over financial reporting was effective based on those criteria.

/s/ Donald E Gibson	/s/ Michelle Plummer
Donald E. Gibson	Michelle Plummer, CPA
President and Chief Executive Officer	Executive Vice President, Chief Operating Officer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ParenteBeard

To the Board of Directors and Shareholders
of Greene County Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Greene County Bancorp, Inc. and Subsidiaries (“the Company”) as of June 30, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and Subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

ParenteBeard LLC

Harrisburg, Pennsylvania
September 28, 2012

Greene County Bancorp, Inc.
Consolidated Statements of Financial Condition
 (In thousands, except share and per share amounts)
	June 30
	2012	2011
ASSETS
Cash and due from banks	$7,519	$9,245
Federal funds sold	223	721
Total cash and cash equivalents	7,742	9,966

Securities available for sale, at fair value	87,528	90,117
Securities held to maturity, at amortized cost	146,389	124,177
Federal Home Loan Bank stock, at cost	1,744	1,916

Loans	332,450	305,620
Allowance for loan losses	(6,177)	(5,069)
Unearned origination fees and costs, net	478	495
Net loans receivable	326,751	301,046

Premises and equipment	14,899	15,407
Accrued interest receivable	2,688	2,716
Foreclosed real estate	260	443
Prepaid expenses and other assets	2,655	1,737
Total assets	$590,656	$547,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Noninterest bearing deposits	$52,783	$49,313
Interest bearing deposits	459,154	420,584
Total deposits	511,937	469,897

Borrowings from FHLB, short term	14,000	14,300
Borrowings from FHLB, long term	7,000	12,000
Accrued expenses and other liabilities	5,055	3,247
Total liabilities	537,992	499,444

SHAREHOLDERS’ EQUITY
Preferred stock,
Authorized - 1,000,000 shares; Issued - None	---	---
Common stock, par value $.10 per share;
Authorized - 12,000,000 shares
Issued - 4,305,670 shares
Outstanding - 4,182,671 shares at June 30, 2012
4,145,828 shares at June 30, 2011;	431	431
Additional paid-in capital	11,119	11,001
Retained earnings	41,869	37,336
Accumulated other comprehensive income	173	519
Treasury stock, at cost 122,999 shares at June 30, 2012
159,842 shares at June 30, 2011	(928)	(1,206)
Total shareholders’ equity	52,664	48,081
Total liabilities and shareholders’ equity	$590,656	$547,525
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Income
 (In thousands, except share and per share amounts)
	Years Ended June 30,
	2012	2011
Interest income:
Loans	$17,787	$17,897
Investment securities – taxable	893	1,150
Mortgage-backed securities	4,234	3,959
Investment securities – tax exempt	1,399	1,176
Interest bearing deposits and federal funds sold	28	42
Total interest income	24,341	24,224

Interest expense:
Interest on deposits	3,189	3,980
Interest on borrowings	394	531
Total interest expense	3,583	4,511

Net interest income	20,758	19,713
Provision for loan losses	1,784	1,628
Net interest income after provision for loan losses	18,974	18,085

Noninterest income:
Service charges on deposit accounts	2,513	2,330
Debit card fees	1,364	1,267
Investment services	315	304
E-commerce fees	108	109
Net gain on sale of available-for-sale securities	11	233
Other than temporary impairment of available-for-sale security	(25)	(2)
Other operating income	564	552
Total noninterest income	4,850	4,793

Noninterest expense:
Salaries and employee benefits	8,354	8,134
Occupancy expense	1,268	1,278
Equipment and furniture expense	675	549
Service and data processing fees	1,555	1,486
Computer supplies and support	357	278
Advertising and promotion	346	336
FDIC insurance premiums	311	558
Legal and professional fees	767	745
Other	1,681	1,491
Total noninterest expense	15,314	14,855

Income before provision for income taxes	8,510	8,023
Provision for income taxes	2,680	2,732
Net income	$5,830	$5,291

Basic EPS	$1.40	$1.28
Basic average shares outstanding	4,156,481	4,134,736
Diluted EPS	$1.39	$1.27
Diluted average shares outstanding	4,197,060	4,165,230
Dividends per share	$0.70	$0.90
See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)
	Years ended June 30,
	2012	2011

Net income	$5,830	$5,291

Other comprehensive income (loss):

Unrealized holding gain (loss) on available for sale securities, arising during,
the years ended June 30, 2012 and 2011, net of income taxes of $20 and ($291)	34	(461)

Accretion of unrealized loss on securities transferred to held-to-maturity,
net of income taxes of $23 and $28, respectively	35	44

Reclassification adjustment for gain on sale of available-for-sale securities
realized in net income, net of income taxes of ($4) and ($92), respectively	(7)	(141)

Reclassification adjustment for loss on write-down of held-to-maturity securities
realized in net income, net of income taxes of $10 and $1, respectively	15	1

Change in pension benefits, net of income taxes of ($267) and ($29), respectively	(423)	(47)

Total other comprehensive loss, net of taxes	(346)	(604)

Comprehensive income	$5,484	$4,687

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2012 and 2011
(In thousands)

				Accumulated
		Additional		Other		Total
	Common	Paid – In	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Capital	Earnings	Income	Stock	Equity
Balance at June 30, 2010	$431	$10,666	$33,692	$1,123	($1,409)	$44,503

Stock options exercised		109			203	312

Tax benefit of stock based compensation		3				3

Stock based compensation		223				223

Dividends declared			(1,647)			(1,647)

Net income			5,291			5,291

Total other comprehensive loss, net of taxes				(604)		(604)
Balance at June 30, 2011	$431	$11,001	$37,336	$519	($1,206)	$48,081

Stock options exercised		94			278	372

Tax benefit of stock based compensation		5				5

Stock based compensation		19				19

Dividends declared			(1,297)			(1,297)

Net income			5,830			5,830

Total other comprehensive loss, net of taxes				(346)		(346)
Balance at June 30, 2012	$431	$11,119	$41,869	$173	($928)	$52,664

See notes to consolidated financial statements.

Greene County Bancorp, Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Years Ended June 30,
	2012	2011
Cash flows from operating activities:
Net Income	$5,830	$5,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	835	737
Deferred income tax expense (benefit)	560	(140)
Net amortization of premiums and discounts	1,122	1,031
Net amortization of deferred loan costs and fees	263	231
Provision for loan losses	1,784	1,628
Stock option compensation	19	223
Other than temporary impairment of available-for-sale security	25	2
Net gain on sale of available-for-sale securities	(11)	(233)
Loss on sale of foreclosed real estate	36	---
Excess tax benefit from share-based payment arrangements	(5)	(3)
Net (decrease) increase in accrued income taxes	(1,021)	152
Net decrease in accrued interest receivable	28	15
Net decrease in prepaid expenses and other assets	194	417
Net increase in other liabilities	690	773
Net cash provided by operating activities	10,349	10,124

Cash flows from investing activities:
Securities available-for-sale:
Proceeds from maturities	13,045	9,911
Proceeds from sale of securities	770	7,729
Purchases of securities	(32,524)	(30,309)
Principal payments on securities	20,879	11,175
Securities held-to-maturity:
Proceeds from maturities	13,151	21,813
Purchases of securities	(47,510)	(74,522)
Principal payments on securities	11,556	5,525
Net redemption (purchase) of Federal Home Loan Bank Stock	172	(50)
Proceeds from maturity of long term certificate of deposit	---	1,000
Net increase in loans receivable	(28,405)	(7,766)
Proceeds from sale of foreclosed real estate	800	---
Purchases of premises and equipment	(327)	(1,340)
Net cash used by investing activities	(48,393)	(56,834)

Cash flows from financing activities:
Net (decrease) increase in short-term borrowings from FHLB	(300)	5,200
Repayment of long-term borrowings from FHLB	(5,000)	(5,000)
Payment of dividends	(1,297)	(1,647)
Proceeds from stock options exercised	372	312
Excess tax benefits from share-based payment arrangements	5	3
Net increase in deposits	42,040	48,165
Net cash provided by financing activities	35,820	47,033

Net (decrease) increase in cash and cash equivalents	(2,224)	323
Cash and cash equivalents at beginning of year	9,966	9,643
Cash and cash equivalents at end of year	$7,742	$9,966

Consolidated Statement of Cash Flows continued….
Cash paid during year for:
Interest	$3,598	$4,522
Income taxes	$3,141	$2,721

Non-cash investing activities:
Loans transferred to foreclosed real estate	$653	$443
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the “Company”) and its subsidiary, The Bank of Greene County (the “Bank”) and the Bank’s subsidiaries Greene County Commercial Bank, and Greene Property Holdings, Ltd.  All material inter-company accounts and transactions have been eliminated.  Amounts in the prior year’s consolidated financial statements have been reclassified whenever necessary to conform to the current year’s presentation. These reclassifications had no effect on net income or shareholders’ equity as previously reported.  The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  These consolidated financial statements consider events that occurred through the date the consolidated financial statements were issued.

Nature of Operations

Greene County Bancorp, Inc.’s primary business is the ownership and operation of its subsidiaries.  The Bank of Greene County has twelve full-service offices and an operations center located in its market area consisting of Greene County, Columbia County and southern Albany County, New York.    The Bank of Greene County is primarily engaged in the business of attracting deposits from the general public in The Bank of Greene County’s market area, and investing such deposits, together with other sources of funds, in loans and investment securities.  Greene County Commercial Bank’s primary business is to attract deposits from, and provide banking services, to local municipalities.  In June 2011, Greene Property Holdings, Ltd. was formed as a New York corporation that has elected under the Internal Revenue Code to be a real estate investment trust.  Greene Property Holdings, Ltd. is a subsidiary of The Bank of Greene County.  The Company received regulatory approvals to commence operation of this subsidiary during the quarter ended December 31, 2011.  Certain mortgages and notes held by The Bank of Greene County were transferred and beneficially owned by Greene Property Holdings, Ltd. as of January 4, 2012.  The Bank of Greene County continues to service these loans.  Greene Property Holdings financial statements are consolidated with The Bank of Greene County, and therefore, the impact of the formation of this subsidiary to the consolidated financial statement of Greene County Bancorp, Inc. was not material.

Charter

Greene County Bancorp, Inc. and its parent mutual holding company (the “MHC”) are federally chartered and, effective July 2011, regulated and examined by the Federal Reserve.  The Bank of Greene County, the subsidiary of Greene County Bancorp, Inc., is also federally chartered and, effective July 2011, regulated and examined by the Office of the Comptroller of the Currency (the “OCC”).  These changes were due to the passage of the Dodd-Frank Act.

The Bank of Greene County’s subsidiary, Greene County Commercial Bank is a New York State-chartered financial institution.  The Bank of Greene County’s subsidiary, Greene Property Holdings, Ltd. was formed as a New York corporation.

As a federally chartered savings bank, The Bank of Greene County must maintain at least 65% of its “portfolio assets” (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain “qualified thrift investments” (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period.  A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter.  At June 30, 2012 and for the year ended, The Bank of Greene County satisfied the requirement of the qualified thrift lender test.

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

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses (the “Allowance”) may be necessary, based on changes in economic conditions, asset quality or other factors.  In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Allowance.  Such authorities may require the Company to recognize additions to the Allowance based on their judgments of information available to them at the time of their examination.

Greene County Bancorp, Inc. makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis.  The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, intent to sell the security, whether it is more likely than not we will be required to sell the security before recovery, whether loss is expected, external credit ratings and recent downgrades.  Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold.  The amounts of interest-bearing deposits included as cash equivalents at June 30, 2012 and 2011 were $641,000 and $1,013,000, respectively.

Securities

Greene County Bancorp, Inc. has classified its investments in debt and equity securities as either available-for-sale or held-to-maturity.  Available-for-sale securities are reported at fair value, with net unrealized gains and losses reflected in the accumulated other comprehensive income component of shareholders’ equity, net of applicable income taxes.  Held-to-maturity securities are those debt securities which management has the intent and the Company has the ability to hold to maturity and are reported at amortized cost.  The Company does not have trading securities in its portfolio.

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

Allowance for Loan Losses

The allowance for loan losses is maintained by a provision for loan losses charged to expense, reduced by net charge-offs and increased by recoveries of loans previously charged off.  The level of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, payment status of the loan and economic conditions.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are evaluated for impairment collectively based on historical loss experience.  Large nonresidential mortgage and commercial loans are reviewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements.  The measurement of impaired loans is generally based on the fair value of the underlying collateral, less estimated costs to sell.  The majority of The Bank of Greene County loans, including most nonaccrual loans, are small homogenous loan types adequately supported by collateral.  As a result, the level of impaired loans may only be a portion of nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired.  Management considers the payment status of loans in the process of evaluating the adequacy of the allowance for loan losses among other factors.  Loans that are either delinquent a minimum of 60 days or are on nonaccrual status, and are not individually considered impaired, are either designated as Special Mention or Substandard, and the allocation of the allowance for loan loss is based upon the risk associated with such designation.

Income Recognition on Impaired and Nonaccrual loans

The Bank of Greene County generally places a loan, including impaired loans, on nonaccrual status when it is specifically determined to be impaired or when principal and interest is delinquent for 90 days or more.  Any unpaid interest previously accrued on these loans is reversed from income.  When a loan is specifically determined to be impaired, collection of interest and principal are generally applied as a reduction to principal outstanding until the collection of the remaining balance is reasonably assured.  Interest income on all nonaccrual loans is recognized on a cash basis.

Foreclosed Real Estate (FRE)

FRE consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans.  FRE is initially recorded at fair value (less estimated costs to sell) at the date the collateral is acquired establishing a new cost basis and any shortfall is charged to the allowance for loan losses at this time.  Subsequently, management reviews the value of FRE and write-downs, if any, are charged to expense.  All expenses and income related to FRE are included in consolidated results of operations as part of noninterest expense.

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

Treasury Stock

Common stock repurchases are recorded at cost and then held as treasury stock for subsequent issuance.  From time to time, Greene County Bancorp, Inc. may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to Greene County Bancorp, Inc.’s earnings per share, book value per share and general market and economic factors.  Common stock may also be acquired in order to have shares available for issuance under the Stock Option Plans.  See Note 10 to the consolidated financial statements, Stock-based Compensation Plans, for more information regarding these plans.  No purchases of treasury stock were made during fiscal 2012 or 2011.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula.  This stock is restricted in that it can only be sold to the FHLB or to another member institution, and all sales of FHLB stock must be at par.  As a result of these restrictions, FHLB stock is carried a cost.  FHLB stock is held as a long-term investment and its value is determined based on the ultimate recoverability of the par value.  Impairment of this investment is evaluated quarterly and is a matter of judgment that reflects management’s view of the FHLB’s long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; the impact of legislative and regulatory changes on the FHLB, and accordingly, on the members of the FHLB; and its liquidity and funding position.  After evaluating these considerations, Greene County Bancorp, Inc. concluded that the par value of its investment in FHLB stock will be recovered and, therefore, no other-than-temporary impairment charge was recorded during the fiscal years ended June 30, 2012 or 2011.

Advertising

Greene County Bancorp, Inc. follows a policy of charging the costs of advertising to expense as incurred.  Advertising costs included in other operating expenses were $346,000 and $336,000 for the years ended June 30, 2012 and 2011, respectively.

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

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued an amendment to its guidance on Comprehensive Income which has eliminated the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and will require it be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement format  includes the traditional income statement and the components total other comprehensive income as well as total comprehensive income. In the two statement approach, the first statement is the traditional income statement which is immediately followed by a separate statement which includes the components of other comprehensive income, total other comprehensive income and total comprehensive income.  In December 2011, the FASB issued an update deferring the effective date for those changes that relate to the presentation of reclassification adjustments.   All other amendments in this ASU will be applied retrospectively. For public entities, they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of these amendments is not expected to have a material effect on our consolidated results of operations or financial position.

Note 2.  Balances at other banks

The Bank of Greene County is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks, was $867,000 and $613,000 at June 30, 2012 and 2011, respectively.

Note 3.  Securities

Securities at June 30, 2012 consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
Securities available-for-sale:
U.S. government sponsored enterprises	$16,816	$582	$ ---	$17,398
State and political subdivisions	4,783	116	---	4,899
Mortgage-backed securities-residential	18,625	482	1	19,106
Mortgage-backed securities-multi-family	40,077	604	18	40,663
Asset-backed securities	20	---	1	19
Corporate debt securities	5,053	263	---	5,316
Total debt securities	85,374	2,047	20	87,401
Equity and other securities	67	60	---	127
Total securities available-for-sale	85,441	2,107	20	87,528
Securities held-to-maturity:
U.S. treasury securities	11,029	61	---	11,090
U.S. government sponsored enterprises	998	31	---	1,029
State and political subdivisions	62,212	556	99	62,669
Mortgage-backed securities-residential	48,101	2,282	4	50,379
Mortgage-backed securities-multi-family	23,673	952	6	24,619
Other securities	376	---	---	376
Total securities held-to-maturity	146,389	3,882	109	150,162
Total securities	$231,830	$5,989	$129	$237,690

Securities at June 30, 2011 consisted of the following:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
Securities available-for-sale:
U.S. government sponsored enterprises	$25,909	$171	$377	$25,703
State and political subdivisions	6,819	243	---	7,062
Mortgage-backed securities-residential	28,214	773	73	28,914
Mortgage-backed securities-multi-family	20,184	912	---	21,096
Asset-backed securities	24	---	1	23
Corporate debt securities	6,881	325	---	7,206
Total debt securities	88,031	2,424	451	90,004
Equity and other securities	67	46	---	113
Total securities available-for-sale	88,098	2,470	451	90,117
Securities held-to-maturity:
U.S. treasury securities	11,062	70	---	11,132
U.S. government sponsored enterprises	997	30	---	1,027
State and political subdivisions	34,933	200	9	35,124
Mortgage-backed securities-residential	57,347	1,737	35	59,049
Mortgage-backed securities-multi-family	19,434	47	14	19,467
Other securities	404	2	---	406
Total securities held-to-maturity	124,177	2,086	58	126,205
Total securities	$212,275	$4,556	$509	$216,322

Greene County Bancorp, Inc.’s current policies generally limit securities investments to U.S. Government and securities of government sponsored enterprises, federal funds sold, municipal bonds, corporate debt obligations and certain mutual funds.  In addition, the Company’s policies permit investments in mortgage-backed securities, including securities issued and guaranteed by Fannie Mae, Freddie Mac, and GNMA, and collateralized mortgage obligations.  The Company’s investments in mortgage-backed securities include pass-through securities and collateralized mortgage obligations issued and guaranteed by Fannie Mae, Freddie Mac, and GNMA.  As of June 30, 2012 and 2011, no private-label mortgage-backed securities or collateralized mortgage obligations were held in the securities portfolio.  The Company’s investments in state and political subdivisions securities generally are municipal obligations that are general obligations supported by the general taxing authority of the issuer, and in some cases are insured.  The obligations issued by school districts are supported by state aid.

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2012.
	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses
Securities available-for-sale:
Mortgage-backed securities-residential	$340	$1	$ ---	$ ---	$340	$1
Mortgage-backed securities-multi-family	8,837	18	---	---	8,837	18
Asset-backed securities	---	---	19	1	19	1
Total securities available-for-sale	9,177	19	19	1	9,196	20
Securities held-to-maturity:
State and political subdivisions	10,696	99	---	---	10,696	99
Mortgage-backed securities-residential	527	4	---	---	527	4
Mortgage-backed securities-multi-family	4,189	6	---	---	4,189	6
Total securities held-to-maturity	15,412	109	---	---	15,412	109
Total securities	$24,589	$128	$19	$1	$24,608	$129

The following table shows fair value and gross unrealized losses, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2011.

	Less Than 12 Months		More Than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses
Securities available-for-sale:
U.S. government sponsored enterprises	$13,446	$377	$ ---	$ ---	$13,446	$377
Mortgage-backed securities-residential	6,571	73	---	---	6,571	73
Asset-backed securities	---	---	22	1	22	1
Total securities available-for-sale	20,017	450	22	1	20,039	451
Securities held-to-maturity:
State and political subdivisions	1,610	9	---	---	1,610	9
Mortgage-backed securities-residential	7,680	35	---	---	7,680	35
Mortgage-backed securities-multi-family	10,670	14	---	---	10,670	14
Total securities held-to-maturity	19,960	58	---	---	19,960	58
Total securities	$39,977	$508	$22	$1	$39,999	$509

At June 30, 2012, there were 46 securities which have been in a continuous unrealized loss position for less than 12 months and one security with a continuous unrealized loss position of more than 12 months.  Management evaluated these securities considering the factors as outlined in Note 1 of these consolidated financial statements, and based on this evaluation, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2012.  Management believes that the reasons for the decline in fair value are due to interest rates, widening credit spreads and market illiquidity at the reporting date.

The following table presents realized gains and losses on securities for the years ended June 30, 2012 and 2011:

(In thousands)	2012	2011
Gross realized gains on sale of available-for-sale securities	$11	$233
Gross realized losses on sale of available-for-sale securities	---	---
Other-than-temporary impairment losses	(25)	(2)
Net realized (losses) gains	$(14)	$231

The estimated fair value of debt securities at June 30, 2012 by contractual maturity are shown below.  Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.  Mortgage-backed securities and asset-backed securities are shown separately since they are not due at a single maturity date.  The effective lives of these securities are expected to be significantly shorter than their contractual due dates due to prepayments of the underlying loans.

Available for sale debt securities	Amortized Cost	Fair Value
Within one year	$7,348	$7,436
After one year through five years	12,606	12,988
After five years through ten years	6,698	7,189
After ten years	---	---
Total available for sale debt securities	26,652	27,613
Mortgage-backed and asset-backed securities	58,722	59,788
Equity securities	67	127
Total available for sale securities	85,441	87,528

Held to maturity debt securities
Within one year	21,262	21,299
After one year through five years	25,238	25,488
After five years through ten years	19,745	19,988
After ten years	8,370	8,389
Total held to maturity debt securities	74,615	75,164
Mortgage-backed and asset-backed securities	71,774	74,998
Total held to maturity securities	146,389	150,162

Total securities	$231,830	$237,690

As of June 30, 2012 and 2011, securities with an aggregate fair value of $181.6 million and $161.3 million, respectively, were pledged as collateral for deposits in excess of FDIC insurance limits for various municipalities placing deposits with Greene County Commercial Bank.  At June 30, 2012 and 2011, securities with an aggregate fair value of $5.3 million and $6.7 million, respectively, were pledged as collateral for potential borrowings at the Federal Reserve Bank discount window.  Greene County Bancorp, Inc. did not participate in any securities lending programs during the fiscal years ended June 30, 2012 or 2011.

Note 4.  Loans

Loan segments and classes at June 30, 2012 and 2011 are summarized as follows:

	At June 30,
(In thousands)	2012	2011
Real estate mortgages:
Residential	$193,378	$181,612
Nonresidential	80,794	63,860
Construction and land	4,190	5,745
Multifamily	5,522	6,048
Total real estate mortgages	283,884	257,265
Home equity loans	22,808	25,559
Consumer installment	4,070	4,008
Commercial loans	21,688	18,788
Total gross loans	332,450	305,620
Allowance for loan losses	(6,177)	(5,069)
Deferred fees and costs	478	495
Total net loans	$326,751	$301,046

At June 30, 2012 and 2011, loans to officers and directors were immaterial as a percentage of our loan portfolio.

Credit Quality Indicators

Management closely monitors the quality of the loan portfolio and has established a loan review process designed to help grade the quality and profitability of the Company’s loan portfolio.  The credit quality grade helps management make a consistent assessment of each loan relationship’s credit risk.     Consistent with regulatory guidelines, The Bank of Greene County provides for the classification of loans considered being of lesser quality.  Such ratings coincide with the "Substandard," "Doubtful" and "Loss" classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard assets include those characterized by the distinct possibility that the insured financial institution will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in assets classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a full loss reserve and/or charge-off is not warranted. Assets that do not currently expose the Company to sufficient risk to warrant classification in one of the aforementioned categories but otherwise possess weaknesses are designated "Special Mention."   Management also maintains a listing of loans designated “Watch.” These loans represent borrowers with declining earnings, strained cash flow, increasing leverage and/or weakening market fundamentals that indicate above average risk.

When The Bank of Greene County classifies problem assets as either Substandard, Doubtful or Loss, it generally establishes a specific valuation allowance or "loss reserve" in an amount deemed prudent by management.  General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular loans.  When The Bank of Greene County identifies loans as being impaired, it is required to evaluate whether the Bank will be able to collect all amounts due either through repayments or the liquidation of the underlying collateral.  If it is determined that an impairment loss exists, the Bank is required either to establish a specific allowance for losses equal to the amount of impairment, or to charge-off such amount.  The Bank of Greene County's determination as to the classification of its loans and the amount of its valuation allowance is subject to review by banking regulatory agencies, which can order the establishment of additional general or specific loss allowances.  The Bank of Greene County reviews its portfolio monthly to determine whether any assets require classification in accordance with applicable regulations.

The Bank primarily has four segments within its loan portfolio that it considers when measuring credit quality: real estate loans, home equity, consumer installment and commercial loans.  The real estate portfolio consists of residential, nonresidential, and construction loan classes.    The inherent risk within the loan portfolio varies depending upon each of these loan types.

The Bank of Greene County’s primary lending activity is the origination of residential mortgage loans, including home equity loans, which are collateralized by residences.   Generally, residential mortgage loans are made in amounts up to 80.0% of the appraised value of the property.  However, The Bank of Greene County will originate residential mortgage loans with loan-to-value ratios of up to 95.0%, with private mortgage insurance.  In the event of default by the borrower, The Bank of Greene County will acquire and liquidate the underlying collateral.    By originating the loan at a loan-to-value ratio of 80% or less or obtaining private mortgage insurance, The Bank of Greene County limits its risk of loss in the event of default.  However, the market values of the collateral may be adversely impacted by declines in the economy.  Home equity loans may have an additional inherent risk if The Bank of Greene County does not hold the first mortgage since The Bank of Greene County may stand in a secondary position in the event of collateral liquidation resulting in a greater chance of insufficiency to meet all obligations.

Construction lending generally involves a greater degree of risk than other residential mortgage lending.  The repayment of the construction loan is, to a great degree, dependent upon the successful and timely completion of the construction of the subject property within specified cost limits.  The Bank of Greene County completes inspections during the construction phase prior to any disbursements.  The Bank of Greene County limits its risk during the construction as disbursements are not made until the required work for each advance has been completed.  Construction delays may further impair the borrower's ability to repay the loan.

Loans collateralized by nonresidential mortgage loans, and multi-family loans, such as apartment buildings, generally are larger than residential loans and involve a greater degree of risk. Nonresidential mortgage loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend to a large degree on the results of operations and management of the properties or underlying businesses, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of nonresidential mortgage loans makes them more difficult for management to monitor and evaluate.

Consumer installment loans generally have shorter terms and higher interest rates than residential mortgage loans. In addition, consumer loans expand the products and services offered by The Bank of Greene County to better meet the financial services needs of its customers.  Consumer loans generally involve greater credit risk than residential mortgage loans because of the difference in the nature of the underlying collateral.  Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation in the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower's personal financial stability.  Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with residential and nonresidential mortgage lending. Real estate lending is generally considered to be collateral based, with loan amounts based on fixed-rate loan-to-collateral values, and liquidation of the underlying real estate collateral is viewed as the primary source of repayment in the event of borrower default. Although commercial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default is often an insufficient source of repayment because equipment and other business assets may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial loan depends primarily on the creditworthiness of the borrower (and any guarantors), while liquidation of collateral is a secondary and often insufficient source of repayment.

Loan balances by internal credit quality indicator as of June 30, 2012 are shown below.

(In thousands)	Performing	Watch		Special Mention	Substandard	Total
Residential mortgage	$188,446	$	---	$557	$4,375	$193,378
Nonresidential mortgage	77,761		---	588	2,445	80,794
Residential construction & land	2,156		---	---	---	2,156
Commercial construction	669		---	290	1,075	2,034
Multi-family	4,185		---	780	557	5,522
Home equity	22,708		---	---	100	22,808
Consumer installment	4,044		1	---	25	4,070
Commercial loans	20,045		39	762	842	21,688
Total gross loans	$320,014		$40	$2,977	$9,419	$332,450

Loan balances by internal credit quality indicator as of June 30, 2011 are shown below.

(In thousands)	Performing	Watch	Special Mention	Substandard	Total
Residential mortgage	$176,615	$1,782	$95	$3,120	$181,612
Nonresidential mortgage	59,633	1,017	602	2,608	63,860
Residential construction & land	3,718	---	---	13	3,731
Commercial construction	1,789	---	---	225	2,014
Multi-family	5,036	---	434	578	6,048
Home equity	25,446	64	---	49	25,559
Consumer installment	3,960	7	---	41	4,008
Commercial loans	17,149	274	680	685	18,788
Total gross loans	$293,346	$3,144	$1,811	$7,319	$305,620

The Company had no loans classified Doubtful or Loss at June 30, 2012 or 2011.

Nonaccrual Loans

Management places loans on nonaccrual status once the loans have become 90 days or more delinquent.  Nonaccrual is defined as a loan in which collectability is questionable and therefore interest on the loan will no longer be recognized on an accrual basis.  A loan is not placed back on accrual status until the borrower has demonstrated the ability and willingness to make timely payments on the loan.    A loan does not have to be 90 days delinquent in order to be classified as nonaccrual.   Nonaccrual loans consisted primarily of loans secured by real estate at June 30, 2012 and 2011.  While the Bank makes every reasonable effort to work with the borrowers to collect amounts due, the number of loans in process of foreclosure has grown substantially over the past several years.  This growth has been the result of adverse changes within the economy and increases in local unemployment.   The growth is also due in part to the extended length of time required to meet all of the legal requirements mandated by New York State law prior to a foreclosure sale, which may be in excess of two years.   Loans on nonaccrual status totaled $6.9 million at June 30, 2012 of which $3.5 million were in the process of foreclosure.  Included in nonaccrual loans, $1.3 million were less than 90 days past due at June 30, 2012, but have a recent history of delinquency greater than 90 days past due.   These loans will be returned to accrual status once they have demonstrated a history of timely payments.  Included in total loans past due, were $905,000 of loans which were making payments pursuant to forbearance agreements.  Under the forbearance agreements, the customers have made arrangements with the Bank to bring the loans current over a specified period of time (resulting in an insignificant delay in repayment).  During this term of the forbearance agreement, the Bank has agreed not to continue foreclosure proceedings.

The following table sets forth information regarding delinquent and/or nonaccrual loans as of June 30, 2012:

(In thousands)	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total Loans	Loans on Non-accrual
Residential mortgage	$99	$1674	$3,850	$5,623	$187,755	$193,378	$4,206
Nonresidential mortgage	424	1,088	1,041	2,553	78,241	80,794	1,868
Residential construction & land	---	---	---	---	2,156	2,156	---
Commercial construction	---	---	---	---	2,034	2,034	---
Multi-family	---	---	431	431	5,091	5,522	431
Home equity	52	---	100	152	22,656	22,808	60
Consumer installment	76	4	24	104	3,966	4,070	25
Commercial loans	3	596	257	856	20,832	21,688	303
Total gross loans	$654	$3,362	$5,703	$9,719	$322,731	$332,450	$6,893

The following table sets forth information regarding delinquent and/or nonaccrual loans as of June 30, 2011:

(In thousands)	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total Loans	Loans on Non-accrual
Residential mortgage	$1,766	$1,292	$2,294	$5,352	$176,260	$181,612	$3,074
Nonresidential mortgage	1,163	687	1,799	3,649	60,211	63,860	2,171
Residential construction & land	---	---	13	13	3,718	3,731	13
Commercial construction	225	---	---	225	1,789	2,014	225
Multi-family	128	---	449	577	5,471	6,048	577
Home equity	168	64	43	275	25,284	25,559	49
Consumer installment	31	25	13	69	3,939	4,008	41
Commercial loans	69	546	82	697	18,091	18,788	144
Total gross loans	$3,550	$2,614	$4,693	$10,857	$294,763	$305,620	$6,294

The Bank of Greene County had two accruing loans delinquent more than 90 days as of June 30, 2012 totaling $124,000 and had no accruing loans delinquent more than 90 days as of June 30, 2011.    The loans delinquent more than 90 days and accruing consist of loans that are well collateralized and the borrowers have demonstrated the ability and willingness to pay.  The borrower has made arrangements with the Bank to bring the loan current within a specified time period and has made a series of payments as agreed.

The table below details additional information related to nonaccrual loans for the years ended June 30:

(In thousands)	2012	2011
Interest income that would have been recorded if loans had been performing in accordance with original terms	$550	$529
Interest income that was recorded on nonaccrual loans during the fiscal year ended	277	226

Impaired Loan Analysis

The Company identifies impaired loans and measures the impairment in accordance with FASB ASC subtopic “Receivables – Loan Impairment.”  Management may consider a loan impaired once it is classified as nonaccrual or any time it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring.  It should be noted that management does not evaluate all loans individually for impairment.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans as small, homogeneous loans, which are evaluated for impairment collectively based on historical loan experience and other factors.  In contrast, large nonresidential mortgage, construction, multi-family and commercial loans are reviewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreement.  The measurement of impaired loans is generally based on the fair value of the underlying collateral.  The majority of The Bank of Greene County loans, including most nonaccrual loans, are small homogenous loan types adequately supported by collateral.  As a result, the level of impaired loans may only be a portion of nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired, especially small homogenous loan types, due to collateral adequacy.  Management considers the payment status of loans in the process of evaluating the adequacy of the allowance for loan losses among other factors.  Loans that are either delinquent a minimum of 60 days or are on nonaccrual status, and are not individually considered impaired, are either designated as Special Mention or Substandard, and the allocation of the allowance for loan loss is based upon the risk associated with such designation.

The tables below detail additional information on impaired loans as of and for the periods indicated:

	As of June 30, 2012				For the year ended June 30, 2012
(in thousands)	Recorded Investment	Unpaid Principal	Related Allowance		Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgage	$213	$276	$	---	$213	$	---
Nonresidential mortgage	1,148	1,148		---	814		58
Multi-family	433	433		---	145		11
Total loans with no related allowance	1,794	1,857		---	1,172		69
With an allowance recorded:
Residential mortgage	200	200		10	129		6
Nonresidential mortgage	648	648		208	651		21
Commercial construction	1,075	1,075		365	357		23
Multi-family	428	428		155	431		24
Commercial loans	562	562		35	542		35
Total loans with related allowance	2,913	2,913		773	2,110		109
Total impaired loans:
Residential mortgage	413	476		10	342		6
Nonresidential mortgage	1,796	1,796		208	1,465		79
Commercial construction	1,075	1,075		365	357		23
Multi-family	861	861		155	576		35
Commercial loans	562	562		35	542		35
Total impaired loans	$4,707	$4,770		$773	$3,282		$178

	As of June 30, 2011				For the year ended June 30, 2011
(In thousands)	Recorded Investment	Unpaid Principal	Related Allowance		Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgage	$213	$276	$	---	$349	$4
Nonresidential mortgage	462	462		---	463	8
Total loans with no related allowance	675	738		---	812	12
With an allowance recorded:
Residential mortgage	46	46		2	46	1
Nonresidential mortgage	1,255	1,255		292	1,257	11
Multifamily	434	434		160	435	4
Commercial loans	500	500		12	500	7
Total loans with related allowance	2,235	2,235		466	2,238	23
Total impaired loans:
Residential mortgage	259	322		2	395	5
Nonresidential mortgage	1,717	1,717		292	1,720	19
Multifamily	434	434		160	435	4
Commercial loans	500	500		12	500	7
Total impaired loans	$2,910	$2,973		$466	$3,050	$35

As a result of adopting the guidance issued by FASB regarding “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, the Company reassessed all restructurings that occurred on or after June 30, 2011 for identification as troubled debt restructurings.  During the year ended June 30, 2012, the Company identified two residential mortgage loans for which the allowance for loan losses had previously been measured under a general allowance for credit losses methodology that are now considered troubled debt restructurings in accordance with this new guidance.  The table below details loans that have been modified as a troubled debt restructuring during the year ended June 30, 2012:

	As of June 30, 2012
(in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Current Outstanding Recorded Investment
Residential mortgage	2	$246	$156	$154

These loans have been classified as troubled debt restructurings due to concessions granted to the debtor that The Bank of Greene County would not otherwise consider as a result of financial difficulties of the borrower.  For each of these loans, a portion of the principal and/or interest was forgiven, the interest rate was reduced and the term extended.   At June 30, 2012, neither of these loans were in default, however, one loan is currently included in non-accrual loans.  If the borrower performs under the terms of the modification, and the ultimate collectability of all amounts contractually due under the modified terms is not in doubt, this loan will be returned to accrual status.   These loans identified as troubled debt restructurings have been evaluated for impairment and their impact to the allowance for loan loss was immaterial.

There were no troubled debt restructurings modified within the last twelve month that subsequently defaulted.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the losses inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions.  Such evaluation, which includes a review of identified loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, payment status of the loan, historical loan loss experience and other factors that warrant recognition in providing for the loan loss allowance.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review The Bank of Greene County’s allowance for loan losses.  Such agencies may require The Bank of Greene County to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.  The Bank of Greene County charges loans off against the allowance for loan losses when it becomes evident that a loan cannot be collected within a reasonable amount of time or that it will cost the Bank more than it will receive, and all possible avenues of repayment have been analyzed, including the potential of future cash flow, the value of the underlying collateral, and strength of any guarantors or co-borrowers.  Generally, consumer loans and smaller commercial loans (not secured by real estate) in excess of 90 days are charged-off against the allowance for loan losses, unless equitable arrangements are made.   For loans secured by real estate, a charge-off is recorded when it is determined that the collection of all or a portion of a loan will not occur and the amount of that loss can be reasonably estimated.

The following tables set forth the activity and allocation of the allowance for loan losses by loan category during and at the periods indicated.  The allowance is allocated to each loan category based on historical loss experience and economic conditions.  The Company does not reserve for unfunded commitments as these commitments are unconditionally cancelable at any time by the bank, and therefore, no loss is expected.

(In thousands)	Balance June 30, 2011	Charge-offs	Recoveries	Provision	Balance June 30, 2012
Residential mortgage	$1,767	$208	$7	$597	$2,163
Nonresidential mortgage	1,859	212	---	429	2,076
Residential construction & land	27	---	---	(8)	19
Commercial construction	89	---	---	318	407
Multi-family	410	---	---	(73)	337
Home equity	186	---	---	1	187
Consumer installment	203	280	82	202	207
Commercial loans	528	67	2	182	645
Unallocated	---	---	---	136	136
Total	$5,069	$767	$91	$1,784	$6,177

	Allowance for Loan Loss		Loans Receivable
	Ending Balance June 30, 2012 Impairment Analysis		Ending Balance June 30, 2012 Impairment Analysis
(In thousands)	Individually Evaluated	Collectively Evaluated	Individually Evaluated	Collectively Evaluated
Residential mortgage	$10	$2,153	$413	$192,965
Nonresidential mortgage	208	1,868	1,796	78,998
Residential construction & land	---	19	---	2,156
Commercial construction	365	42	1,075	959
Multi-family	155	182	861	4,661
Home equity	---	187	---	22,808
Consumer installment	---	207	---	4,070
Commercial loans	35	610	562	21,126
Unallocated	---	136	---	---
Total	$773	$5,404	$4,707	$327,743

(In thousands)	Balance June 30, 2010	Charge-offs	Recoveries		Provision	Balance June 30, 2011
Residential mortgage	$1,427	$140	$	---	$480	$1,767
Nonresidential mortgage	1,517	106		---	448	1,859
Residential construction & land	48	---		---	(21)	27
Commercial construction	49	---		---	40	89
Multi-family	223	200		---	387	410
Home equity	205	---		---	(19)	186
Consumer installment	120	232		95	220	203
Commercial loans	435	9		9	93	528
Total	$4,024	$687		$104	$1,628	$5,069

	Allowance for Loan Loss	Loans Receivable
	Ending Balance June 30, 2011 Impairment Analysis		Ending Balance June 30, 2011 Impairment Analysis
(In thousands)	Individually Evaluated	Collectively Evaluated	Individually Evaluated	Collectively Evaluated
Residential mortgage	$2	$1,765	$259	$181,353
Nonresidential mortgage	292	1,567	1,717	62,143
Residential construction & land	---	27	---	3,731
Commercial construction	---	89	---	2,014
Multi-family	160	250	434	5,614
Home equity	---	186	---	25,559
Consumer installment	---	203	---	4,008
Commercial loans	12	516	500	18,288
Total	$466	$4,603	$2,910	$302,710

Note 5.  Premises and Equipment

A summary of premises and equipment at June 30, 2012 and 2011, is as follows:

(In thousands)	2012	2011
Land	$2,873	$2,873
Building and improvements	14,728	14,616
Furniture and equipment	6,724	6,509
Less: accumulated depreciation	(9,426)	(8,591)
Total premises and equipment	$14,899	$15,407

Note 6.  Deposits

Major classifications of deposits at June 30, 2012 and 2011 are summarized as follows:

(In thousands)	2012	2011

Noninterest bearing checking	$52,783	$49,313
Interest bearing deposits:
Certificates of deposit	72,045	91,549
Savings deposits	132,822	111,851
Money market deposits	75,265	73,795
NOW deposits	179,022	143,389
Total interest bearing deposits	459,154	420,584

Total deposits	$511,937	$469,897

Advance payments by borrowers for taxes and insurance totaling $4,859,000 and $4,299,000 at June 30, 2012 and 2011, respectively, are included in savings deposits.

Related party deposits are not material.

The following indicates the amount of certificates of deposit by time remaining to maturity as of June 30, 2012.
(In thousands)	3 months	3 to 6	7 to 12	Over 12
	Or less	Months	Months	Months	Total

Certificates of deposit less than $100,000	$14,792	$10,823	$7,027	$16,979	$49,621
Certificates of deposit $100,000 or more	5,341	3,637	4,067	9,379	22,424
Total certificates of deposit	$20,133	$14,460	$11,094	$26,358	$72,045

Scheduled maturities of certificates of deposit at June 30, 2012 were as follows:
(In thousands)
Fiscal year end
2013	$45,687
2014	7,847
2015	16,699
2016	1,812
$72,045

Note 7.  Borrowings

At June 30, 2012, The Bank of Greene County had pledged approximately $168.9 million of its residential mortgage portfolio as collateral for borrowing at the Federal Home Loan Bank (“FHLB”).   The maximum amount of funding available from the FHLB through either overnight advances or term borrowings was $135.2 million at June 30, 2012, of which $7.0 million in term borrowings were outstanding at June 30, 2012.  There were $14.0 million overnight borrowings outstanding at June 30, 2012.   Interest rates on overnight borrowings are determined at the time of borrowing.  Term borrowings consisted of $2.0 million of fixed rate, fixed term advances with a weighted average rate of 3.86% and a weighted average maturity of 12 months.  The remaining $5.0 million of borrowings, which carried a 3.64% interest rate and a maturity of 15 months at June 30, 2012, is unilaterally convertible by the FHLB under certain market interest rate scenarios, including three-month LIBOR at or above 7.50%, into replacement advances for the same or lesser principal amount based on the then current market rates.  If the Bank chooses not to accept the replacement funding, the Bank must repay this convertible advance, including any accrued interest, on the interest payment date.

The Bank also pledges securities as collateral at the Federal Reserve Bank discount window for overnight borrowings.  At June 30, 2012, approximately $5.3 million of collateral was available to be pledged against potential borrowings at the Federal Reserve Bank discount window.  There were no balances outstanding with the Federal Reserve Bank at June 30, 2012.

The Bank of Greene County has an unsecured line of credit with Atlantic Central Bankers Bank for $6.0 million.  The line of credit provides for overnight borrowing and the interest rate is determined at the time of the borrowing.  At June 30, 2012 and 2011 there were no balances outstanding with Atlantic Central Bankers Bank, and there was no activity during the fiscal years ended June 30, 2012 and 2011.

Scheduled maturities of term borrowings at June 30, 2012 were as follows:
(In thousands)
Fiscal year end
2013	1,000
2014	6,000
$7,000

Note 8.  Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income as of June 30, 2012 and June 30, 2011 are presented in the following table:

(In thousands)
	2012	2011
Unrealized gains on available-for-sale securities, net of tax	$1,280	$1,238
Unrealized loss on securities transferred to held-to-maturity, net of tax	(35)	(70)
Net losses and past service liability for defined benefit plan, net of tax	(1,072)	(649)
Accumulated other comprehensive income	$173	$519

Note 9.  Employee Benefits Plans

Defined Benefit Pension Plan
The Bank of Greene County maintains a single-employer defined benefit pension plan (the “Pension Plan”).   Effective January 1, 2006, the Board of Directors of the Bank resolved to exclude from membership in the Pension Plan employees hired on or after January 1, 2006 and elected to cease additional benefit accruals to existing Pension Plan participants effective July 1, 2006.  Substantially all Bank employees who were hired before January 1, 2006 and attained the age of 21 are covered by the Pension Plan.  Under the Pension Plan, retirement benefits are primarily a function of both years of service and level of compensation, at July 1, 2006.   This defined benefit pension plan is accounted for in accordance with FASB ASC Topic 715 guidance on “Compensation – Retirement Benefits, Defined Benefit Plans – Pension”, which requires the Company to recognize in its consolidated financial statements an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Changes in the funded status of the single-employer defined benefit pension plan are reported as a component of other comprehensive income, net of applicable taxes, in the year in which changes occur.

Information regarding the single-employer defined benefit pension plan at June 30, 2012 and 2011 is as follows:

(In thousands)
Change in projected benefit obligation:	2012	2011
Benefit obligation at beginning of period	$4,038	$3,920
Interest cost	215	204
Actuarial loss (gain)	869	(27)
Benefits paid	(525)	(59)
Benefit obligation at June 30	$4,597	$4,038

Change in fair value of plan assets:
Fair value of plan assets at beginning of period	$3,318	$3,251
Actual return on plan assets	190	86
Employer contributions	---	40
Benefits paid	(525)	(59)
Fair value of plan assets at June 30	$2,983	$3,318
Underfunded status at June 30	$1,614	$720

The Company expects to make a contribution to the defined benefit pension plan during fiscal 2013, however, the amount has not yet been determined.

The Company expects to make a contribution to the defined benefit pension plan during fiscal 2013; however, the amount has not yet been determined.

Net periodic pension expense is comprised of the following for the year ended June 30, 2012 and 2011:

(In thousands)	2012	2011
Interest cost	$215	$204
Expected return on plan assets	(224)	(221)
Amortization of net loss	36	31
Net periodic pension expense	$27	$14

The accumulated benefit obligation for the pension plan was $4.6 million and $4.0 million at June 30, 2012 and 2011, respectively.

Changes in plan assets and benefit obligations recognized in other comprehensive income during 2012 and 2011 consisted of the following:

(In thousands)	2012	2011
Actuarial loss on plan assets and benefit obligations	$690	$76
Deferred tax benefit	267	29
Net change in plan assets and benefit obligations recognized in other comprehensive income	$423	$47

The principal actuarial assumptions used were as follows:

Projected benefit obligation:	2012	2011
Discount rate	3.93%	5.48%
Net periodic pension expense:
Amortization period, in years	17	18
Discount rate	5.48%	5.34%
Expected long-term rate of return on plan assets	7.00%	7.00%

The discount rate used in the measurement of the Company’s pension obligation is based on the Citigroup Pension Liability Index based on expected benefit payments of the plan. The discount rates are evaluated at each measurement date to give effect to changes in the general interest rates. The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.  The selected rate considers the historical and expected future investment trends of the present and expected assets in the plan.  Since this is a frozen plan, the compensation rate is zero percent.

Amounts recognized in our consolidated statements of financial condition related to our pension plan for the years ended June 30, are as follows:

(In thousands)
Other liabilities:	2012	2011
Projected benefit obligation in excess of fair value of pension plan	$1,614	$720

Accumulated other comprehensive income, net of taxes:
Net losses and past service liability	$(1,072)	$(649)

The weighted average asset allocation and fair value of our funded pension plan at June 30, 2012 and 2011 was as follows:

(Dollars In thousands)	2012		2011
	Fair Value		Fair Value
Money market accounts	$5	0.2%	$5	0.2%
Mutual funds	2,978	99.8%	3,313	99.8%
Total plan assets	$2,983	100.0%	$3,318	100.0%

The fair value of assets within the pension plan was determined utilizing a quoted price in active markets at the measurement date. As such, these assets are classified as Level 1 within the “Fair Value Measurement” hierarchy.

Our target allocation for investment in mutual funds is 80% consisting of short-term and intermediate-term fixed income bond funds and 20% large cap value funds.  This allocation is consistent with our goal of preserving capital while achieving investment results that will contribute to the proper funding of pension obligations and cash flow requirements.  Asset rebalancing is performed on a quarterly basis, with adjustments made when the investment mix varies by more than 5% from the target.

The amortization of accumulated other comprehensive income associated with the single employer defined benefit pension plan for fiscal 2013 is expected to be about $51,000.

Expected benefit payments under the pension plan over the next ten years at June 30, 2012 are as follows:
(In thousands)
2013	$200
2014	200
2015	199
2016	199
2017	230
2018-2022	1,204

Defined Contribution Plan
The Bank of Greene County also participates in a defined contribution plan (the “Contribution Plan”) covering substantially all employees who have completed three months of service.  The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code.  The provisions permit employees to contribute up to 25% of their total compensation on a pre-tax basis.    The Bank of Greene County matches employee contributions dollar for dollar for the first 3% and then 50% of the employee contributions up to the next 3%.  Company contributions associated with the contribution plan amounted to $203,000 and $186,000 in fiscal 2012 and 2011, respectively.

ESOP

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP.  Participant’s benefits become fully vested after three years of service.  During the years ended June 30, 2012 and 2011, the Board of Directors authorized the payment of $84,000 and $72,000 respectively, to the ESOP trustee for the purposes of purchasing additional shares of stock to be allocated to employees as of December 2012 and 2011, respectively.   ESOP expense was $78,000 and $72,000 for the years ended June 30, 2012 and 2011, respectively.  There were no unearned shares at June 30, 2012 or 2011.

SERP

On June 21, 2010, the Board of Directors of The Bank of Greene County adopted The Bank of Greene County Supplemental Executive Retirement Plan (the “SERP Plan”), effective as of July 1, 2010. The SERP Plan benefits certain key senior executives of the Bank who are selected by the Board to participate.

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

The net periodic pension costs related to the SERP for the year ended June 30, 2012 and 2011 was $157,000 and $53,000, respectively, consisting primarily of service and interest costs.  The total liability for the SERP was $369,000 and $98,000 as of June 30, 2012 and 2011, respectively.

Note 10. Stock-based Compensation Plans

Stock Option Plan

On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan (“2000 Option Plan”), which authorized the Board of Directors to grant up to 181,898 shares of Common Stock.  On March 28, 2000, the Board of Directors granted 181,880 options to buy stock under the 2000 Option Plan at an exercise price of $3.94, the fair value of the stock on that date.  These options had a 10-year term and vested ratably over the 5-year vesting period.    On March 19, 2002, the Board of Directors granted 12,000 options that were previously forfeited by a former employee.  These options had an exercise price of $9.20, the fair value of the stock on March 19, 2002 and had cumulative vesting periods of four years, 20% immediately and 20% per year thereafter, and a term of 10 years.  During the fiscal year ended June 30, 2011, Greene County Bancorp, Inc. issued the remaining 7,250 shares from treasury stock for options exercised under the 2000 Option Plan.

On July 29, 2008, shareholders approved the Greene County Bancorp, Inc. 2008 stock-based compensation plan (the “2008 Option Plan”) which allows the Company to issue up to 180,000 options and stock appreciation rights.  On August 19, 2008, the Board of Directors granted 164,500 options and stock appreciation rights (in tandem) to buy stock under the 2008 Option Plan at an exercise price of $12.50, the fair value of the stock on that date.  These options have a 10-year term and vested over a three year period upon meeting specific earnings performance goals. The fair value of each share option grant under the 2008 Option Plan was estimated on the date of grant to be $4.06 using the Black-Scholes option pricing model and assumed that performance goals would be achieved.  At June 30, 2012 and 2011, these options were fully vested.  The assumptions used in the Black-Scholes option pricing model as of the grant date were as follows:

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

The Company recognized $19,000 and $223,000 in compensation costs and related income tax benefit of $6,000 and $23,000 related to the 2008 Option Plan during each of the fiscal years ended June 30, 2012 and 2011, respectively.  At June 30, 2012, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted as all options were vested.

A summary of the Company’s stock option activity and related information for its option plans for the fiscal years ended June 30, 2012 and 2011 is as follows:

	2012		2011
		Weighted Average		Weighted Average
		Exercise		Exercise
		Price		Price
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	144,834	$12.50	171,750	$12.36
Options granted	---	---	---	---
Exercised	(41,134)	$12.50	(26,916)	$11.61
Expired	---	---	---	---
Outstanding at end of year	103,700	$12.50	144,834	$12.50
Exercisable at end of year	103,700	$12.50	144,834	$12.50

The following table presents stock options outstanding and exercisable at June 30, 2012:

Options Outstanding and Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$12.50	103,700	6.25	$12.50
Total	103,700		$12.50

The total intrinsic value of the options outstanding and exercisable at June 30, 2012 was approximately $640,000.  The total intrinsic value of the options exercised during the years ended June 30, 2012 and 2011 was approximately $244,000 and $160,000, respectively.  The Company had no non-vested options outstanding at June 30, 2012 and 2011.

Phantom Stock Option Plan and Long-term Incentive Plan

Greene County Bancorp, Inc. (the “Company”) entered into the Greene County Bancorp, Inc. 2011 Phantom Stock Option and Long-term Incentive Plan (the “Plan”), effective as of July 1, 2011, to promote the long-term financial success of the Company and its subsidiaries by providing a means to attract, retain and reward individuals who contribute to such success and to further align their interests with those of the Company’s shareholders.  The Plan is intended to provide benefits to employees and directors of the Company or any subsidiary as designated by the Compensation Committee of the Board of Directors of the Company (“Committee”).   A total of 900,000 phantom stock options are available for awards under the Plan.  A phantom stock option represents the right to receive a cash payment on the date the award vests equal to the positive difference between the strike price on the grant date and the book value of a share of the Company stock on the determination date.  The determination date is the last day of the plan year at the end of the third year after the grant date of the award, unless otherwise specified by the Committee.  The strike price will be the price established by the Committee, which will not be less than 100% of the book value of a share on a specified date, as determined under generally accepted accounting principles (GAAP) as of the last day of the quarter ending on or immediately preceding the valuation date with adjustments made, in the sole discretion of the Committee, to exclude accumulated other comprehensive income.  During the year ended June 30, 2012, 235,350 phantom stock options were awarded under the plan.  The Company recognized $265,000 in compensation costs related to the phantom stock option plan during the year ended June 30, 2012.

Note 11. Earnings Per Share

The reconciliation of earnings per share is as follows:

		Weighted Average Number
	Net Income	Of Shares Outstanding	Earnings per share
Fiscal year ended
June 30, 2012	$5,830,000
Basic		4,156,481	$1.40
Effect of dilutive stock options		40,579	(0.01)
Diluted		4,197,060	$1.39

Fiscal year ended
June 30, 2011	$5,291,000
Basic		4,134,736	$1.28
Effect of dilutive stock options		30,494	(0.01)
Diluted		4,165,230	$1.27

Note 12.  Income Taxes

The provision for income taxes consists of the following for the fiscal years ended June 30:

(In thousands)	2012	2011
Current expense:
Federal	$1,665	$2,291
State	455	581
Total current expense	2,120	2,872
Deferred expense (benefit)	560	(140)
Total provision for income taxes	$2,680	$2,732

The effective tax rate differs from the federal statutory rate as follows for fiscal years ended June 30:

	2012	2011
Tax based on federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	1.82	2.46
Tax-exempt income	(6.00)	(5.32)
Other, net	1.68	2.91
Total income tax expense	31.50%	34.05%

The components of the deferred tax assets and liabilities at June 30 were as follows:

(In thousands)	2012	2011
Deferred tax assets:
Allowance for loan losses	$2,390	$1,961
Pension benefits	625	278
Other	468	291
Total deferred tax assets	3,483	2,530

Deferred tax liabilities:
Depreciation	1,581	1,598
Loan costs	425	364
Real estate investment trust income	1,202	---
Unrealized gains on investment available for sale	786	737
Total deferred tax liabilities	3,994	2,699
Net deferred tax liability included in other liabilities	$(511)	$(169)

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

As of June 30, 2012 and 2011, the Company did not have any uncertain tax positions.  The Company does not expect to have any changes in unrecognized tax benefits as a result of settlements with taxing authorities during the next twelve months.  As of June 30, 2012, tax years ended June 30, 2008 through June 30, 2011, remain open and are subject to Federal and State taxing authority examination.

Note 13.  Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying consolidated financial statements.

The Bank of Greene County’s unfunded loan commitments are as follows at June 30, 2012 and 2011:

(In thousands)	2012	2011
Nonresidential mortgage loan commitments	$5,964	$4,666
Residential mortgage loan commitments	5,087	3,274
Construction and land loan commitments	994	1,065
Unused portion of overdraft lines of credit	735	726
Unused portion of home equity lines of credit	8,432	8,429
Unused portion of commercial lines of credit	10,050	5,997
Commercial loan commitments	805	776
Total commitments	$32,067	$24,933

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

Note 14. Operating Leases

The Bank of Greene County has non-cancelable lease commitments for three branch locations.  These leases include obligations for real estate taxes, insurance and maintenance expenses.  Total lease expense was $67,000 and $67,000 for the years ended June 30, 2012 and 2011, respectively.   Minimum non-cancelable lease commitments for future years ending June 30 are as follows:

(In thousands)
Fiscal year end	Annual Lease Payments
2013	$65
2014	69
2015	70
2016	52
2017	41
Thereafter	20
Total payments	$317

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

Note 16.  Fair Value Measurements and Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of June 30, 2012 and 2011 and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

		Fair Value Measurements Using
	June	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	30, 2012	(Level 1)	(Level 2)	(Level 3)
Assets:
U.S. Government sponsored enterprises	$17,398	$---	$17,398	$---
State and political subdivisions	4,899	---	4,899	---
Mortgage-backed securities-residential	19,106	---	19,106	---
Mortgage-backed securities-multi-family	40,663	---	40,663	---
Asset-backed securities	19	19	---	---
Corporate debt securities	5,316	5,316	---	---
Equity securities	127	127	---	---
Securities available-for-sale	$87,528	$5,462	$82,066	$---

		Fair Value Measurements Using
	June	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	30, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
U.S. Government sponsored enterprises	$25,703	$---	$25,703	$---
State and political subdivisions	7,062	---	7,062	---
Mortgage-backed securities-residential	28,914	---	28,914	---
Mortgage-backed securities-multi-family	21,096	---	21,096	---
Asset-backed securities	23	23	---	---
Corporate debt securities	7,206	7,206	---	---
Equity securities	113	113	---	---
Securities available-for-sale	$90,117	$7,342	$82,775	$---

From time to time, certain investments that are actively traded and have quoted market prices are classified as Level 1 valuations.  Other available-for-sale investment securities have been valued by reference to prices for similar securities or through model-based techniques in which all significant inputs are observable and, therefore, such valuations have been classified as Level 2.   There were no transfers between fair value Level 1 and 2 for the years ended June 30, 2012 and 2011.

In addition to disclosures of the fair value of assets on a recurring basis, FASB ASC Topic on “Fair Value Measurements and Disclosures” requires disclosures for assets and liabilities measured at fair value on a nonrecurring basis, such as impaired assets, in the period in which a re-measurement at fair value is performed.  Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated as required by the “Receivables –Loan Impairment” subtopic of the FASB ASC when establishing the allowance for loan losses.  Impaired loans are those loans for which the Company has re-measured impairment generally based on the fair value of the underlying collateral supporting the loan and, as a result, the carrying value of the loan less the calculated valuation amount does not necessarily represent the fair value of the loan.  Real estate collateral is typically valued using independent appraisals or other indications of value based on recent comparable sales of similar properties or assumptions generally observable in the marketplace and the related nonrecurring fair value measurement adjustments have generally been classified as Level 3.  Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3.

	June	Fair Value Measurements Using
(In thousands)	30, 2012	(Level 1)		(Level 2)		(Level 3)
Impaired loans	$2,353	$	---	$	---	$2,353

	June	Fair Value Measurements Using
(In thousands)	30, 2011	(Level 1)		(Level 2)		(Level 3)
Impaired loans	$1,982	$	---	$	---	$1,982

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs were utilized to determine fair value:

	June
(In thousands)	30, 2012	Valuation Technique	Unobservable Input	Range
Impaired Loans	$2,353	Appraisal of collateral	Appraisal adjustments	0-25%
			Liquidation expenses	10-15%

At June 30, 2012, loans subject to nonrecurring fair value measurement had a recorded investment of $3.1 million with related allowances of $773,000, and consisted of three residential mortgage loans, five nonresidential mortgage loans, one multifamily loan, one commercial construction loan and one commercial loan.  At June 30, 2011, loans subject to nonrecurring fair value measurement had a recorded investment of $2.4 million with related allowance of $466,000, and consisted of two residential mortgage loans, six nonresidential mortgage loans, one multifamily loan and one commercial loan.  The change in fair value of each of the impaired loans for the year ended June 30, 2012 was immaterial.  During the year ended June 30, 2012, two nonresidential mortgage loans were transferred to foreclosed real estate at their fair value of $430,000, and two land loans were transferred to foreclosed real estate at their fair value of $163,000, and one residential loan was transferred to foreclosed real estate at its fair value of $60,000.  No other financial assets or liabilities were re-measured during the year on a nonrecurring basis.

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

The fair value of commitments to extend credit is estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers.  At June 30, 2012 and 2011, the estimated fair values of these off-balance sheet financial instruments were immaterial, and are therefore excluded from the table below.  The carrying amounts and estimated fair value of financial instruments are as follows:

(in thousands)	June 30, 2012		Fair Value Measurements Using
	Carrying Amount	Fair Value	(Level 1)	(Level 2)		(Level 3)
Cash and cash equivalents	$7,742	$7,742	$7,742	$	---	$	---
Securities available-for-sale	87,528	87,528	5,462		82,066		---
Securities held-to-maturity	146,389	150,162	---		150,162		---
Federal Home Loan Bank stock	1,744	1,744	1,744		---		---
Net loans	326,751	341,263	---		---		341,263
Accrued interest receivable	2,688	2,688	2,688		---		---
Deposits	511,937	512,154	439,892		72,262		---
Federal Home Loan Bank borrowings	21,000	21,264	---		21,264		---
Accrued interest payable	83	83	83		---		---

(In thousands)	June 30, 2011
	Carrying	Fair
	Amount	Value
Cash and cash equivalents	$9,966	$9,966
Securities available-for-sale	90,117	90,117
Securities held-to-maturity	124,177	126,205
Federal Home Loan Bank stock	1,916	1,916
Net loans	301,046	309,567
Accrued interest receivable	2,716	2,716
Deposits	469,897	470,444
Federal Home Loan Bank borrowings	26,300	26,941
Accrued interest payable	98	98

Note 17.  Regulatory Matters

The Bank of Greene County and its wholly-owned subsidiary, Greene County Commercial Bank, are subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Company’s consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Commercial Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  As of June 30, 2012, the most recent notification from regulators categorized the banks as “well capitalized” under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

Quantitative measures established by regulation to ensure capital adequacy require The Bank of Greene County and Greene County Commercial Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital to risk-weighted assets (as defined by regulations), of Tier 1 capital to assets (as defined), and of tangible capital to tangible assets (as defined).  Management believes, as of June 30, 2012, that The Bank of Greene County and Greene County Commercial Bank meet all capital adequacy requirements to which they are subject.

					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
(Dollars In thousands)	Actual
The Bank of Greene County	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2012:

Total capital (to risk weighted assets)	$52,000	17.7%	$23,506	8.0%	$29,383	10.0%
Tier 1 capital (to risk weighted assets)	48,287	16.4	11,753	4.0	17,630	6.0
Tier 1 capital (to adjusted assets)	48,287	8.2	17,733	3.0	29,555	5.0

As of June 30, 2011:

Total capital (to risk weighted assets)	$48,873	17.0%	$22,958	8.0%	$28,697	10.0%
Tier 1 capital (to risk weighted assets)	45,269	15.8	11,479	4.0	17,218	6.0
Tier 1 capital (to adjusted assets)	45,269	8.3	16,370	3.0	27,283	5.0
Tangible capital (to tangible assets)	45,269	8.3	8,185	1.5	---	---

Greene County Commercial Bank

As of June 30, 2012:

Total capital (to risk weighted assets)	$13,237	39.6%	$2,677	8.0%	$3,346	10.0%
Tier 1 capital (to risk weighted assets)	$13,237	39.6	1,338	4.0	2,008	6.0
Tier 1 capital (to average assets)	$13,237	7.7	6,903	4.0	8,629	5.0

As of June 30, 2011:

Total capital (to risk weighted assets)	$14,053	46.7%	$2,406	8.0%	$3,008	10.0%
Tier 1 capital (to risk weighted assets)	$14,053	46.7	1,203	4.0	1,805	6.0
Tier 1 capital (to average assets)	$14,053	8.4	6,671	4.0	8,339	5.0

Note 18.  Condensed Financial Statements of Greene County Bancorp, Inc.

The following condensed financial statements summarize the financial position and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2012 and 2011.

Greene County Bancorp, Inc.
Condensed Statements of Financial Condition
(In thousands)

	June 30,
ASSETS	2012	2011
Cash and cash equivalents	$4,247	$2,324
Investment in subsidiaries	48,460	45,788
Prepaid expenses and other assets	14	14
Total assets	$52,721	$48,126

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	$57	$45
Total shareholders’ equity	52,664	48,081
Total liabilities and shareholders’ equity	$52,721	$48,126

Greene County Bancorp, Inc.
Condensed Statements of Income
(In thousands)
	Years Ended June 30,
	2012	2011
Income:
Equity in undistributed net income of subsidiaries	$3,018	$3,972
Dividend from subsidiary	3,000	1,500
Tax exempt securities interest	---	2
Interest earning deposits	2	3
Total income	$6,020	$5,477

Operating expenses:
Legal fees	94	79
Other	96	107
Total operating expenses	190	186

Net income	$5,830	$5,291

Greene County Bancorp, Inc.
Condensed Statements of Cash Flows
(In thousands)

	Years Ended June 30
	2012	2011
Cash flows from operating activities:
Net Income	$5,830	$5,291
Adjustments to reconcile net income to cash provided by operating activities:
Undistributed earnings of subsidiaries	(3,018)	(3,972)
Stock option compensation	19	223
Excess tax benefit from share-based payment arrangements	(5)	(3)
Net decrease in accrued interest receivable, prepaid expenses
and other assets	---	7
Net (decrease) increase in total liabilities	17	(6)
Net cash provided by operating activities	2,843	1,540

Cash flow from investing activities:
Proceeds from maturities of securities	---	500
Net cash provided by investing activities	---	500

Cash flows from financing activities:
Payment of cash dividends	(1,297)	(1,647)
Proceeds from exercise of stock options	372	312
Excess tax benefit from share-based payment arrangements	5	3
Net cash used in financing activities	(920)	(1,332)

Net increase in cash and cash equivalents	1,923	708

Cash and cash equivalents at beginning of period	2,324	1,616

Cash and cash equivalents at end of period	$4,247	$2,324

Note 19.  Subsequent events

On July 17, 2012, the Board of Directors declared a quarterly dividend of $0.175 per share of Greene County Bancorp, Inc.’s common stock.  The dividend reflected an annual cash dividend rate of $0.70 per share, and was unchanged from the dividend declared during the previous quarter. The dividend will be payable to stockholders of record, including the mutual holding company as of August 15, 2012, and will be paid on August 31, 2012.

Historically, Greene County Bancorp, MHC has waived its right to receive dividends declared on its shares of the Company’s common stock, and Greene County Bancorp, MHC has waived the receipt of dividends for the quarter end June 30, 2012, subject to the non-objection of the Federal Reserve Board.  The Federal Reserve Board has adopted interim final regulations that impose significant conditions and restrictions on the ability of mutual holding companies to waive the receipt of dividends from their subsidiaries, and the Board of Directors does not expect that Greene County Bancorp, MHC will obtain the non-objection of the Federal Reserve to waive the receipt of its dividends on the Company’s common stock for the June 30, 2012 quarter.  Accordingly, it is expected that such dividend will be paid to Greene County Bancorp, MHC.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. on November 3, 2012, at Columbia-Greene Community College, located at 4400 Route 23, Hudson, NY 12534.

Stock Listing
The NASDAQ Capital Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

Independent Auditors
ParenteBeard LLC
320 Market Street, 6th Floor
P.O. Box 625
Harrisburg, PA 17108-0625

Transfer Agent and Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
800-962-4284

Annual Report on Form 10-K
A copy of Greene County Bancorp, Inc.’s Form 10-K for the fiscal year ended June 30, 2012 will be furnished without charge to shareholders upon written request to:

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

Charles Schaefer
Co-owner of the law firm Deily and Schaefer

Paul Slutzky
Co-owner of Hunter Mountain Ski Area and Vice President of Frosty Land Inc., a real estate development company.

Advisory Board of Directors

Nicolette Sacco Brown
Owner of Family Eyecare Center

Sean Byrne
Attorney, consultant and President of Newgrange Enterprises, a real estate management corporation

James Campion
President of Columbia-Greene Community College

David Crawford
President and founder of Crawford & Associates Engineering & Land Surveying, PC

Pamela Hassett
Chief Financial Officer and Chief Operating Officer of EmUrgentCare, PLLC

Ronald Teator
Owner of Crossroads Ford